    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1997


                                                      REGISTRATION NO. 333-28517
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                        CAPSTONE PHARMACY SERVICES, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                        37-0903482                       11-2310352
(State or Other Jurisdiction of    (Primary Standard Industrial     (IRS Employer Identification
 Incorporation or Organization)    Classification Code Number)                Number)

                   9901 EAST VALLEY RANCH PARKWAY, SUITE 3001
                              IRVING, TEXAS 75063
                                 (972) 401-1541
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                JAMES D. SHELTON
        EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                        CAPSTONE PHARMACY SERVICES, INC.
                   9901 EAST VALLEY RANCH PARKWAY, SUITE 3001
                              IRVING, TEXAS 75063
                                 (972) 401-1541
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   COPIES TO:

                  MARK MANNER                                  H. WATT GREGORY, III
   HARWELL HOWARD HYNE GABBERT & MANNER, P.C.         GIROIR, GREGORY, HOLMES & HOOVER, PLC
           1800 FIRST AMERICAN CENTER                               SUITE 1900
              315 DEADERICK STREET                              111 CENTER STREET
           NASHVILLE, TENNESSEE 37238                      LITTLE ROCK, ARKANSAS 72201
                 (615) 256-0500                                   (501) 372-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger (the "Merger") of Beverly Enterprises, Inc. ("Beverly") with and into the Registrant pursuant to the Merger Agreement (as defined herein) have been satisfied or are waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                 CAPSTONE LOGO


                                                             October      , 1997


Dear Stockholder:


     A special meeting of stockholders (the "Capstone Special Meeting") of Capstone Pharmacy Services, Inc., a Delaware corporation ("Capstone") will be held on Tuesday, November 20, 1997, at 9:00 a.m., local time, at the Hotel Intercontinental, 111 East 48th Street, New York, New York 10017.



     At the Capstone Special Meeting, holders of Capstone common stock, par value $.01 per share ("Capstone Common Stock") as of October 13, 1997 (the "Capstone Special Meeting Record Date") will be asked to consider and vote upon the following matters:


          1. Approval and adoption of an Agreement and Plan of Merger, dated as of April 15, 1997 (the "Merger Agreement"), by and between Beverly Enterprises, Inc., a Delaware corporation ("Beverly"), and Capstone pursuant to which, among other things: (i) following the transfer of its healthcare businesses other than its Institutional Pharmacy Business (as defined below) to New Beverly Holdings, Inc., a Delaware corporation ("New Beverly") and the distribution of the capital stock of New Beverly to Beverly's stockholders (the "Distribution"), Beverly, whose sole remaining business following the completion of the Distribution will consist of the institutional pharmacy business (the "Institutional Pharmacy Business") conducted through its wholly-owned subsidiary Pharmacy Corporation of America ("PCA"), will merge (the "Merger") with and into Capstone, with Capstone as the surviving corporation (the "Surviving Corporation"); and
     (ii) Capstone will issue 50 million shares of Capstone Common Stock to Beverly stockholders, assume approximately $275 million of PCA debt, and assume options covering an aggregate of approximately 700,000 shares (subject to adjustment) of Beverly Common Stock (the "Merger Proposal");

          2. Approval and adoption of an amendment to Capstone's Certificate of Incorporation pursuant to which, (i) the shares of Capstone Common Stock authorized for issuance will be increased from 50 million to 300 million;
     (ii) the Board of Directors of Capstone will be divided into three classes with one class standing for re-election in each successive year; (iii) stockholders will be permitted to call special meetings only with the consent of stockholders owning not less than 25% of the outstanding shares of Capstone; (iv) business conducted at any special meeting of stockholders will be limited to the matters described in the notice of such meeting; and
     (v) the name of the Surviving Corporation will be changed to PharMerica, Inc. (the "Amendment Proposal");


          3. Approval and adoption of an amendment to Capstone's 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel and Directors pursuant to which Capstone will be able to grant phantom stock and the number of shares of Capstone Common Stock reserved for issuance will increase from 4 million to 10 million (the "Capstone Incentive Plan Proposal");


          4. Approval and adoption of an Amended and Restated Capstone 1996 Employee Stock Purchase Plan, pursuant to which certain eligibility requirements will be modified and the number of shares of Capstone Common Stock reserved for issuance will increase from 200,000 to 400,000 (the "Capstone Purchase Plan Proposal");

          5. Approval of the possible adjournment of the Capstone Special Meeting for the purpose of soliciting additional votes in favor of proposals (1) through (4) above (the "Capstone Adjournment Proposal"); and

          6. Such other business as may properly come before the Capstone Special Meeting or any adjournment or postponement thereof.

     Stockholder approval of the Merger is being sought in accordance with the terms of the Merger Agreement and to ensure that Capstone's Board of Directors has identified and structured a transaction appropriate for Capstone and its stockholders. The Merger is structured to be a tax-free reorganization in which neither Capstone, Beverly nor their stockholders will recognize taxable gain except to the extent cash is paid in lieu of fractional shares. The Merger will not occur unless all of the conditions precedent to the Merger have been satisfied or, as appropriate, waived, including, without limitation, the approval of the Merger by Capstone's stockholders, approval of the Distribution and the Merger by Beverly's stockholders, the receipt of all necessary consents and approvals required by governmental authorities, including the expiration of the required waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended and the receipt of certain tax opinions with respect to the Merger and the Distribution. In addition, Beverly may obtain, at its election, a private letter ruling from the Internal Revenue Service with respect to the Distribution. As described in the Merger Agreement and Distribution Agreement, some of the conditions precedent to the Transactions can be waived. Although it does not currently intend to do so, the Capstone Board could waive one or more of these conditions without resoliciting approval of the Merger by Capstone's stockholders.

     The Capstone Board of Directors has unanimously approved the Merger Proposal, the Amendment Proposal, the Capstone Plan Proposal and the transactions contemplated thereby, all as described in the attached material, and has determined that the Merger and the related transactions are fair to and in the best interests of Capstone and its stockholders. The Board of Directors of Capstone recommends that the stockholders of Capstone vote in favor of the Merger Proposal, the Amendment Proposal, the Capstone Incentive Plan Proposal, the Capstone Purchase Plan Proposal and the Capstone Adjournment Proposal. You are urged to consider carefully all aspects of the proposed Merger discussed in the attached Joint Proxy Statement/Prospectus.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Capstone Stockholders, a proxy card and a Joint Proxy Statement/Prospectus relating to, among other things, the actions to be taken by Capstone stockholders at the Capstone Special Meeting. The Joint Proxy Statement/ Prospectus more fully describes the Merger Proposal, the Amendment Proposal, the Capstone Incentive Plan Proposal and the Capstone Purchase Plan Proposal. It also includes information about PCA and Beverly and also serves as a Proxy Statement for Beverly with respect to the Merger, the Distribution and certain other proposals and a Prospectus for Capstone with respect to the shares of Capstone Common Stock to be issued to Beverly stockholders upon the consummation of the Merger.

     All Capstone stockholders as of the Capstone Special Meeting Record Date are cordially invited to attend the Capstone Special Meeting in person. However, whether or not you plan to attend the Capstone Special Meeting, please complete, sign, date and return your proxy in the enclosed postage paid envelope. If you attend the Capstone Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Capstone Special Meeting.

                                          Sincerely,


                                          Allan C. Silber

                                          Chairman of the Board

                        CAPSTONE PHARMACY SERVICES, INC.
                         9901 EAST VALLEY RANCH PARKWAY
                                   SUITE 3001
                              IRVING, TEXAS 75063

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                        TO BE HELD ON NOVEMBER 20, 1997



     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Capstone Special Meeting") of Capstone Pharmacy Services, Inc., a Delaware corporation ("Capstone"), will be held on November 20, 1997, at 9:00 a.m., local time, at the Hotel Intercontinental, 111 East 48th Street, New York, New York 10017 to consider and vote upon the following matters more fully described in the accompanying Joint Proxy Statement/Prospectus:


          1. Approval and adoption of an Agreement and Plan of Merger, dated as of April 15, 1997 (the "Merger Agreement"), by and between Beverly Enterprises, Inc., a Delaware corporation ("Beverly"), and Capstone pursuant to which, among other things: (i) following the transfer of its healthcare businesses other than its Institutional Pharmacy Business (as defined below) to New Beverly Holdings, Inc. ("New Beverly") and the distribution of the capital stock of New Beverly to Beverly's stockholders (the "Distribution"), Beverly, whose sole remaining business following the completion of the Distribution will consist of the institutional pharmacy business (the "Institutional Pharmacy Business") conducted through its wholly-owned subsidiary Pharmacy Corporation of America ("PCA"), will merge (the "Merger") with and into Capstone, with Capstone as the surviving corporation (the "Surviving Corporation"); and (ii) Capstone will issue 50 million shares of Capstone common stock, par value $.01 per share ("Capstone Common Stock") to Beverly stockholders, assume approximately $275 million of PCA debt, and assume options covering an aggregate of approximately 700,000 shares (subject to adjustment) of Beverly Common Stock (the "Merger Proposal");

          2. Approval and adoption of an amendment to Capstone's Certificate of Incorporation pursuant to which: (i) the shares of Capstone Common Stock authorized for issuance will be increased from 50 million to 300 million;
     (ii) the Board of Directors of Capstone will be divided into three classes with one class standing for re-election in each successive year; (iii) stockholders will be permitted to call special meetings only with the consent of stockholders owning not less than 25% of the outstanding shares of Capstone; (iv) business conducted at any special meeting of stockholders will be limited to the matters described in the notice of such meeting; and
     (v) the name of the Surviving Corporation will be changed to PharMerica, Inc. (the "Amendment Proposal");


          3. Approval and adoption of an amendment to Capstone's 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel and Directors pursuant to which Capstone will be able to grant phantom stock and the number of shares of Capstone Common Stock reserved for issuance will increase from 4 million to 10 million (the "Capstone Incentive Plan Proposal");


          4. Approval and adoption of an Amended and Restated Capstone 1996 Employee Stock Purchase Plan, pursuant to which certain eligibility requirements will be modified and the number of shares of Capstone Common Stock reserved for issuance will increase from 200,000 to 400,000 (the "Capstone Purchase Plan Proposal");

          5. Approval of the possible adjournment of the Capstone Special Meeting for the purpose of soliciting additional votes in favor of proposals (1) through (4) above; and

          6. Such other business as may properly come before the Capstone Special Meeting or any adjournment or postponement thereof.

     Only Capstone stockholders of record at the close of business on October 13, 1997 are entitled to notice of, and to vote at, the Capstone Special Meeting, or at any adjournment or postponement thereof.


                                          By order of the Capstone Board of
                                          Directors,


                                          James D. Shelton

                                          Executive Vice President, Chief
                                          Financial Officer and Secretary

     THE MERGER PROPOSAL AND AMENDMENT PROPOSAL REQUIRE THE AFFIRMATIVE VOTE OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF CAPSTONE COMMON STOCK. THE CAPSTONE PLAN PROPOSAL REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES PRESENT AND ENTITLED TO VOTE THEREON AT A MEETING WHERE A QUORUM IS PRESENT. THE AMENDMENT AND THE CAPSTONE PLAN WILL NOT TAKE EFFECT EVEN IF THE AMENDMENT PROPOSAL AND CAPSTONE PLAN PROPOSAL ARE ADOPTED UNLESS THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS CONSUMMATED.

     WHETHER OR NOT YOU PLAN TO ATTEND THE CAPSTONE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE CAPSTONE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY.

                                  BEVERLY LOGO


                                                                October   , 1997


Dear Stockholder:


     A special meeting of stockholders (the "Beverly Special Meeting") of Beverly Enterprises, Inc., ("Beverly") will be held on November 20, 1997, at 11:00 a.m., local time, at the Holiday Inn, Fort Smith, Arkansas.


     At the Beverly Special Meeting, holders of Beverly common stock, par value $.10 per share ("Beverly Common Stock") as of September 25, 1997 (the "Beverly Special Meeting Record Date") will be asked to consider and vote upon the following matters:

          1. Approval and adoption of an Agreement and Plan of Distribution, dated as of April 15, 1997 (the "Distribution Agreement"), by and among Beverly, New Beverly Holdings, Inc., a Delaware corporation, and a wholly-owned subsidiary of Beverly ("New Beverly") and Capstone Pharmacy Services, Inc., a Delaware corporation ("Capstone"), pursuant to which, among other things: (i) Beverly's nursing facilities, acute long-term transitional hospitals, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices, home healthcare centers and other healthcare and related services and businesses other than its institutional pharmacy business (collectively, the "Remaining Healthcare Business") will be transferred to New Beverly or one or more direct or indirect subsidiaries of New Beverly and (ii) all of the issued and outstanding capital stock of New Beverly, par value $0.10 per share ("New Beverly Common Stock") shall be distributed to the stockholders of Beverly (the "Distribution"), such that each Beverly stockholder will receive one share of New Beverly Common Stock per share of Beverly Common Stock held by such stockholder as of the record date set by the Beverly Board of Directors for the determination of Beverly stockholders entitled to receive New Beverly Common Stock in the Distribution (the "Distribution Record Date");

          2. Approval and adoption of an Agreement and Plan of Merger, dated as of April 15, 1997 (the "Merger Agreement"), by and between Beverly and Capstone, pursuant to which, among other things: (i) following the Distribution, Beverly, whose sole remaining business following the completion of the Distribution will consist of the institutional pharmacy business (the "Institutional Pharmacy Business") conducted through its wholly-owned subsidiary Pharmacy Corporation of America, a California corporation ("PCA"), shall merge with and into Capstone, with Capstone as the surviving corporation (the "Merger"); and (ii) each share of Beverly Common Stock and the associated Rights (as defined in the Merger Agreement) shall be converted into the right to receive, and become exchangeable for, the number of shares of the common stock of Capstone, $0.01 par value per share ("Capstone Common Stock") equal to the quotient of 50,000,000 divided by the number of shares of Beverly Common Stock outstanding immediately prior to the Effective Time of the Merger (the "Conversion Number");

          3. Approval and adoption of the New Beverly 1997 Long-Term Incentive Plan (the "New Beverly 1997 Incentive Plan");

          4. Approval and adoption of the New Beverly Non-Employee Directors Stock Option Plan (the "New Beverly Directors Option Plan" and together with proposal (3), the "New Beverly Plan Proposals");

          5. Approval of the possible adjournment of the Beverly Special Meeting for the purpose of soliciting additional votes in favor of proposals (1) through (4) above; and

          6. Such other business as may properly come before the Beverly Special Meeting or any adjournment or postponement thereof.

     Stockholder approval of the Distribution is being sought in accordance with the terms of the Merger Agreement and to ensure that the objectives of Beverly's stockholders are consistent with the objectives sought to be accomplished by the Beverly Board of Directors pursuant to the Distribution and the Merger. The Distribution is being undertaken by Beverly in contemplation of the Merger. Accordingly, the Distribution will not occur unless both the Distribution and Merger (collectively, the "Transactions") are approved by Beverly's stockholders and all of the conditions precedent to the Merger (other than the completion of the Distribution) have been satisfied, including, without limitation the approval of the Distribution and the Merger by Beverly's stockholders, the receipt of all necessary consents and approvals required from any governmental authorities and third parties, including the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain tax opinions with respect to the Merger and the Distribution. In addition, Beverly may obtain, at its election, a private letter ruling from the Internal Revenue Service with respect to the Distribution. The Merger and Distribution are structured to be tax-free reorganizations in which neither Beverly, Capstone nor their respective stockholders will recognize taxable gain except to the extent cash is paid in lieu of fractional shares.

     The Beverly Board of Directors has unanimously determined that the Merger and the Distribution are fair and in the best interests of the Beverly stockholders. The Beverly Board of Directors has approved the Merger Agreement and the Distribution Agreement, and approved the New Beverly 1997 Incentive Plan and the New Beverly Directors Option Plan described in the attached material. The Board of Directors of Beverly recommends that the stockholders of Beverly vote in favor of the Merger Agreement, the Distribution Agreement, and the New Beverly Plan Proposals. You are urged to consider carefully all aspects of the proposed Merger and Distribution discussed in the attached Joint Proxy Statement/Prospectus and the Prospectus of New Beverly relating to the issuance of New Beverly Common Stock in connection with the Distribution (the "New Beverly Prospectus"), which is attached to the Joint Proxy Statement/Prospectus as Annex A.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Beverly Stockholders, a Joint Proxy Statement/Prospectus relating to, among other things, the actions to be taken by Beverly stockholders at the Beverly Special Meeting, a proxy card and the New Beverly Prospectus. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger, the Distribution and the New Beverly Plan Proposals, and includes certain information about PCA, Capstone, Beverly and New Beverly. The Joint Proxy Statement/Prospectus also serves as a Proxy Statement for Capstone with respect to the Merger and certain other matters, and a Prospectus for Capstone with respect to the shares of Capstone Common Stock to be issued upon the consummation of the Merger. The New Beverly Prospectus more fully describes the Distribution, and includes information about New Beverly and the New Beverly Common Stock to be issued to Beverly stockholders in the Distribution.

     All Beverly stockholders as of the Beverly Special Meeting Record Date are cordially invited to attend the Beverly Special Meeting in person. However, whether or not you plan to attend the Beverly Special Meeting, please complete, sign, date and return your proxy in the enclosed postage paid envelope. If you attend the Beverly Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Beverly Special Meeting.

                                            Sincerely,


                                            David R. Banks

                                            Chairman of the Board and
                                            Chief Executive Officer

                           BEVERLY ENTERPRISES, INC.
                               5111 ROGERS AVENUE
                                   SUITE 40-A
                           FORT SMITH, ARKANSAS 72919

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                        TO BE HELD ON NOVEMBER 20, 1997



     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Beverly Special Meeting") of Beverly Enterprises, Inc., a Delaware corporation ("Beverly"), will be held on November 20, 1997, at 11:00 a.m., local time, at the Holiday Inn, Fort Smith, Arkansas to consider and vote upon the following matters more fully described in the accompanying Joint Proxy
Statement/Prospectus and the annexes thereto:


          1. Approval and adoption of an Agreement and Plan of Distribution, dated as of April 15, 1997 (the "Distribution Agreement"), by and among Beverly, New Beverly Holdings, Inc., a Delaware corporation, and a wholly-owned subsidiary of Beverly ("New Beverly") and Capstone Pharmacy Services, Inc., a Delaware corporation ("Capstone"), pursuant to which, among other things: Beverly's nursing facilities, acute long-term transitional hospitals, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices, home healthcare centers and other healthcare and related services and businesses other than its institutional pharmacy business (collectively, the "Remaining Healthcare Business") will be transferred to New Beverly or one or more direct or indirect subsidiaries of New Beverly and (ii) all of the issued and outstanding capital stock of New Beverly, par value $0.10 per share ("New Beverly Common Stock") shall be distributed to the stockholders of Beverly (the "Distribution"), such that each Beverly stockholder will receive one share of New Beverly Common Stock per share of Beverly Common Stock held by such stockholder as of the record date set by the Beverly Board of Directors for the determination of Beverly stockholders entitled to receive New Beverly Common Stock in the Distribution (the "Distribution Record Date");

          2. Approval and adoption of an Agreement and Plan of Merger, dated as of April 15, 1997 (the "Merger Agreement"), by and between Beverly and Capstone, pursuant to which, among other things: (i) following the Distribution, Beverly, whose sole remaining business following the completion of the Distribution will consist of the institutional pharmacy business (the "Institutional Pharmacy Business") conducted through its wholly-owned subsidiary Pharmacy Corporation of America, a California corporation ("PCA"), shall merge with and into Capstone, with Capstone as the surviving corporation (the "Merger"); and (ii) each share of Beverly Common Stock and the associated Rights (as defined in the Merger Agreement) shall be converted into the right to receive, and become exchangeable for, the number of shares of the common stock of Capstone, $0.01 par value per share ("Capstone Common Stock") equal to the quotient of 50,000,000 divided by the number of shares of Beverly Common Stock outstanding immediately prior to the Effective Time of the Merger (the "Conversion Number");

          3. Approval and adoption of the New Beverly 1997 Long-Term Incentive Plan (the "New Beverly 1997 Incentive Plan");

          4. Approval and adoption of the New Beverly Non-Employee Directors Stock Option Plan (the "New Beverly Directors Option Plan" and together with proposal (3), the "New Beverly Plan Proposals");

          5. Approval of the possible adjournment of the Beverly Special Meeting for the purpose of soliciting additional votes in favor of proposals (1) through (4) above; and

          6. Such other business as may properly come before the Beverly Special Meeting or any adjournment or postponement thereof.

     The Distribution is being undertaken by Beverly in contemplation of the Merger and will not occur unless both the Distribution and Merger are approved by Beverly's stockholders and until all of the conditions precedent to the Merger have been satisfied or waived. Only Beverly stockholders of record at the close of business on September 25, 1997 are entitled to notice of, and to vote at, the Beverly Special Meeting, or at any adjournment or postponement thereof.

                                            By order of the Beverly Board of
                                            Directors,


                                            Robert W. Pommerville


                                            Secretary

     THE DISTRIBUTION AND THE MERGER REQUIRE THE AFFIRMATIVE VOTE OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF BEVERLY COMMON STOCK. THE NEW BEVERLY PLAN PROPOSALS REQUIRE THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES PRESENT AND ENTITLED TO VOTE THEREON AT A MEETING WHERE A QUORUM IS PRESENT. THE DISTRIBUTION AND THE MERGER WILL NOT OCCUR AND THE NEW BEVERLY PLAN PROPOSALS WILL NOT TAKE EFFECT, EVEN IF THE DISTRIBUTION PROPOSAL AND THE NEW BEVERLY PLAN PROPOSALS ARE ADOPTED, UNLESS BOTH THE MERGER AND THE DISTRIBUTION ARE APPROVED.

     WHETHER OR NOT YOU PLAN TO ATTEND THE BEVERLY SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE BEVERLY SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 15, 1997


                             JOINT PROXY STATEMENT
                                       OF
                           BEVERLY ENTERPRISES, INC.
                                      AND

                        CAPSTONE PHARMACY SERVICES, INC.

                 PROSPECTUS OF CAPSTONE PHARMACY SERVICES, INC.


    This Joint Proxy Statement/Prospectus ("Joint Proxy Statement/Prospectus") is being furnished to stockholders of Beverly Enterprises, Inc., a Delaware corporation ("Beverly"), in connection with the solicitation of proxies by the Board of Directors of Beverly for use at the Special Meeting of Beverly stockholders (including any adjournment or postponement thereof) to be held on November 20, 1997 (the "Beverly Special Meeting"). This Joint Proxy Statement/Prospectus also is being furnished to the stockholders of Capstone Pharmacy Services, Inc. ("Capstone") in connection with the solicitation of proxies by the Capstone Board of Directors for use at the Special Meeting of Capstone stockholders (including any adjournment or postponement thereof) to be held on November 20, 1997 (the "Capstone Special Meeting"). The Beverly Special Meeting and the Capstone Special Meeting have been called to consider the proposal to merge Beverly's institutional pharmacy business (the "Institutional Pharmacy Business") with and into Capstone (the "Merger") in exchange for Capstone common stock, par value $.01 per share ("Capstone Common Stock") and to consider various proposals related thereto.


    This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Capstone filed with the Securities and Exchange Commission (the "Commission") as a part of a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to 50 million shares of Capstone Common Stock to be issued to stockholders of Beverly upon the consummation of the Merger.

    At the Beverly Special Meeting, stockholders of Beverly will be asked to consider and vote upon, and this Joint Proxy Statement/ Prospectus relates to, the following proposals: (1) the approval and adoption of an Agreement and Plan of Distribution, dated as of April 15, 1997 (the "Distribution Agreement"), by and among Beverly, Capstone and New Beverly Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Beverly ("New Beverly"), pursuant to which, among other things: (i) Beverly's nursing facilities, acute long-term transitional hospitals, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices, home healthcare centers and other healthcare and related services and businesses other than its institutional pharmacy business (collectively, the "Remaining Healthcare Business") will be transferred to New Beverly or one or more direct or indirect subsidiaries of New Beverly and (ii) all of the issued and outstanding common stock of New Beverly, par value $0.10 per share ("New Beverly Common Stock"), shall be distributed to the stockholders of Beverly (the "Distribution" and, together with the Merger and related transactions, the "Transactions"), such that each Beverly stockholder will receive one share of New Beverly Common Stock per share of Beverly common stock, par value $0.10 per share ("Beverly Common Stock"), held by such stockholder as of the date set by the Beverly Board of Directors for the determination of Beverly stockholders entitled to receive the Distribution (the "Distribution Record Date"); (2) the approval and adoption of an Agreement and Plan of Merger, dated April 15, 1997 (the "Merger Agreement"), by and between Beverly and Capstone pursuant to which, among other things: (i) following the Distribution, Beverly, whose sole remaining business following the completion of the Distribution will consist of the Institutional Pharmacy Business conducted through its wholly-owned subsidiary, Pharmacy Corporation of America, a California corporation ("PCA"), shall merge with and into Capstone, with Capstone as the surviving corporation (the "Surviving Corporation"); and (ii) at the Effective Time (as defined in the Merger Agreement) each share of Beverly Common Stock and the associated Rights (as defined in the Merger Agreement) will be converted into the right to receive, and become exchangeable for the number of shares of Capstone Common Stock equal to the quotient, expressed to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of Beverly Common Stock outstanding immediately prior to the Effective Time of the Merger (the "Conversion Number"); (3) the approval and adoption of the New Beverly 1997 Long-Term Incentive Plan (the "New Beverly 1997 Incentive Plan"); (4) the approval and adoption of the New Beverly Non-Employee Directors Stock Option Plan (the "New Beverly Directors Option Plan" and, together with the New Beverly 1997 Incentive Plan, the "New Beverly Plans"); (5) the approval of the possible adjournment of the Beverly Special Meeting for the purpose of soliciting additional votes in favor of proposals (1) through (4) above; and (6) such other business as may properly come
                                                        (continued on next page)
                             ---------------------

     SEE "RISK FACTORS" ON PAGE 19 OF THIS JOINT PROXY STATEMENT/PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY BOTH BEVERLY AND CAPSTONE STOCKHOLDERS WITH RESPECT TO THE PROPOSALS DESCRIBED HEREIN AND THE SECURITIES BEING OFFERED HEREBY.

 THE SECURITIES ISSUABLE IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

 THE NEW BEVERLY COMMON STOCK IS BEING ISSUED PURSUANT TO A SEPARATE PROSPECTUS
   AND NOT PURSUANT TO THIS JOINT PROXY STATEMENT/ PROSPECTUS. A COPY OF THE PROSPECTUS RELATING TO THE SHARES OF NEW BEVERLY COMMON STOCK TO BE ISSUED IN THE DISTRIBUTION IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX
                                       A.


     THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS OCTOBER  , 1997.

(continued from cover page)

before the Beverly Special Meeting or any adjournment or postponement thereof. The Board of Directors of Beverly unanimously recommends that stockholders of Beverly vote FOR all of the foregoing proposals.


    The Capstone Special Meeting has been called to consider the following proposals: (1) approval and adoption of the Merger Agreement; (2) approval and adoption of an amendment to Capstone's Certificate of Incorporation pursuant to which (i) the shares of Capstone Common Stock authorized for issuance will be increased from 50 million to 300 million, (ii) the Board of Directors of Capstone will be divided into three classes with one class standing for re-election in each successive year, (iii) stockholders will be permitted to call special meetings only with the consent of stockholders owning not less than 25% of the outstanding shares of Capstone, (iv) business conducted at special meetings of stockholders will be limited to the matters described in the notice of the meeting; and (v) the name of the Surviving Corporation will be changed to PharMerica, Inc.; (3) approval and adoption of an amendment to Capstone's 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel and Directors pursuant to which Capstone will be able to grant phantom stock and the number of shares of Capstone Common Stock reserved for issuance will increase from 4 million to 10 million; (4) approval and adoption of an amendment to Capstone's 1996 Employee Stock Purchase Plan, pursuant to which certain eligibility requirements will be modified and the number of shares of Capstone Common Stock reserved for issuance will increase from 200,000 to 400,000; and (5) approval of the possible adjournment of the Capstone Special Meeting for the purpose of soliciting additional votes in favor of proposals (1) through (4); and (6) such other business as may properly come before the Capstone Special Meeting or any adjournment or postponement thereof. The Capstone Board of Directors unanimously recommends that stockholders of Capstone vote FOR the foregoing proposals.



    In connection with the Merger, Capstone will issue 50 million shares of Capstone Common Stock, which together with debt incurred or assumed in connection with the Merger represent an estimated transaction value on October 13, 1997 of approximately $890 million. As of October 13, 1997, the last reported sales price for the Capstone Common Stock on The Nasdaq Stock Market's National Market System ("Nasdaq Stock Market") was $12.31, and a total of approximately 35 million shares of Capstone Common Stock were issued and outstanding. As of September 25, 1997, a total of approximately 109,738,446 million shares of Beverly Common Stock were issued and outstanding and the last sales price for Beverly Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Tape on October 13, 1997 was $16.81. If the Merger had occurred on October 13, 1997, the Conversion Number would have been approximately .44 of a share of Capstone Common Stock for each share of Beverly Common Stock outstanding (assuming vesting of 100% of Beverly's performance shares and exercise of Beverly options with an exercise price below the closing price of Beverly Common Stock), and, Beverly stockholders would have owned approximately 58.9% of the issued and outstanding common stock of the Surviving Corporation (55.1%, assuming exercise of Capstone warrants and vested options having exercise prices less than the current market value of Capstone Common Stock and issuance of stock pursuant to a pending Capstone acquisition as if such stock were valued at the closing price of Capstone Common Stock on October 13, 1997).



    The purpose of the Transactions is to merge the Institutional Pharmacy Business of Beverly with Capstone such that Beverly stockholders will receive 50 million shares of newly issued Capstone Common Stock. Beverly will have no ownership interest in Capstone or PCA. In addition to owning an interest in Capstone, Beverly stockholders will own the Remaining Healthcare Business through ownership of New Beverly, an independent publicly-traded company. Immediately following the Distribution, the name of New Beverly will be changed to "Beverly Enterprises, Inc." It is contemplated that the shares of New Beverly Common Stock will be listed on the NYSE and the Pacific Exchange ("PCX"), and such shares are expected to trade under the symbol "BEV." Capstone's Common Stock will continue to trade on the Nasdaq Stock Market under the symbol "DOSE" and, subject to Capstone Stockholder approval, Capstone's name will change to "PharMerica, Inc." upon completion of the Merger. The Merger is expected to be consummated immediately following the Distribution. Information concerning New Beverly is set forth in the accompanying Prospectus of New Beverly attached as Annex A (the "New Beverly Prospectus"). The Merger Agreement and the Distribution Agreement are attached as Annex B and Annex C, respectively, to this Joint Proxy Statement/Prospectus.


    All information concerning Beverly, PCA, and New Beverly contained or incorporated by reference in this Joint Proxy Statement/Prospectus has been furnished by Beverly. All information concerning Capstone prior to the consummation of the Merger contained or incorporated by reference in this Joint Proxy Statement/Prospectus has been furnished by Capstone.


    Stockholders are urged to read and carefully consider the information contained in this Joint Proxy Statement/ Prospectus. This Joint Proxy Statement/Prospectus, the letter to Beverly stockholders, the letter to Capstone stockholders and the related form of proxy are first being mailed or delivered to Beverly and Capstone stockholders on or about October 22, 1997. Any stockholder who has given his, her or its proxy may revoke it at any time prior to its use. See "The Beverly Special Meeting -- Voting of Proxies" and "The Capstone Special Meeting -- Voting of Proxies."

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................     v
INCORPORATION OF DOCUMENTS BY REFERENCE.....................    vi
CAUTIONARY STATEMENTS.......................................  viii
SUMMARY.....................................................     1
  Overview..................................................     1
  Parties to the Transactions...............................     1
     Capstone...............................................     1
     PCA....................................................     2
     Beverly................................................     2
     New Beverly............................................     2
  Capstone Special Meeting..................................     3
  Beverly Special Meeting...................................     5
  Beverly's and Capstone's Reasons for the Merger...........     6
  Recommendations of the Beverly and Capstone Boards of
     Directors..............................................     7
  Opinions of Financial Advisors............................     8
  The Transactions..........................................     9
     Restructuring..........................................     9
     Distribution...........................................     9
     Merger.................................................     9
       Conditions to the Merger.............................     9
       Termination..........................................    10
       Delivery of Shares...................................    10
       Certain Tax Considerations...........................    10
       Effect of the Transactions on Employees and Employee
        Benefits............................................    11
       Accounting Treatment.................................    12
       No Appraisal Rights..................................    12
  Other Matters.............................................    12
  Comparative Per Share Market Price Data...................    14
  Comparative Per Share Data................................    15
  Summary Historical Consolidated Financial Data of
     Capstone...............................................    16
  Summary Historical Consolidated Financial Data of PCA.....    17
  Summary Unaudited Pro Forma Financial Data................    18
RISK FACTORS................................................    19
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  STATEMENTS................................................    24
THE CAPSTONE SPECIAL MEETING................................    29
  Date, Time and Place......................................    29
  Purpose of Capstone Special Meeting.......................    29
  Capstone Special Meeting Record Date; Voting Rights;
     Proxies................................................    30
  Voting of Proxies.........................................    30
  Required Vote.............................................    31
  Proxy Solicitation........................................    31
  Deadline for Submitting Capstone Stockholder Proposals....    31
THE BEVERLY SPECIAL MEETING.................................    32
  Date, Time and Place......................................    32
  Purpose of Beverly Special Meeting........................    32
  Beverly Special Meeting Record Date; Voting Rights;
     Proxies................................................    33
  Voting of Proxies.........................................    33

                                                              PAGE
                                                              ----
  Required Vote.............................................    33
  Proxy Solicitation........................................    34
  Deadline for Submitting Beverly Stockholder Proposals.....    34
CERTAIN CONSIDERATIONS RELATED TO THE TRANSACTIONS..........    36
  Background of the Transactions............................    36
  The Distribution and the Merger...........................    38
  Beverly's Reasons for the Merger; Recommendation of the
     Board of Directors of Beverly..........................    38
  Opinions of Beverly's Financial Advisors..................    41
  Capstone's Reasons for the Merger; Recommendation of the
     Board of Directors of Capstone.........................    46
  Opinion of Capstone's Financial Advisor...................    47
  Directors and Officers of Capstone Following the Merger...    52
  Interests of Certain Persons in the Transactions..........    54
  Accounting Treatment......................................    56
  No Appraisal Rights.......................................    57
THE DISTRIBUTION AND OTHER PRE-MERGER TRANSACTIONS..........    58
  Terms of the Distribution Agreement.......................    58
  Restructuring and Contribution of Remaining Healthcare
     Business to New Beverly................................    58
  Consummation of the Distribution; Treatment of Beverly
     Stock Options, Phantom Shares, Performance Shares, and
     Shares of Restricted Stock.............................    59
  Manner of Effecting the Distribution......................    60
  Listing of New Beverly Common Stock; Restrictions on
     Resale.................................................    60
  Conditions................................................    60
  Settlement of Intercompany Accounts.......................    60
  Treatment of Indebtedness.................................    61
THE MERGER..................................................    67
  General...................................................    67
  Effective Time; Closing...................................    68
  Conditions to Closing.....................................    68
  Representations and Warranties............................    69
  Covenants.................................................    69
  No Solicitation...........................................    70
  Termination...............................................    70
  Expenses; Termination Fees................................    72
  Amendment; Waiver.........................................    73
  Terms of the Voting Agreement.............................    73
POST-CLOSING ARRANGEMENTS...................................    74
  Terms of the Interim Services Agreement...................    74
  Indemnification and Insurance.............................    74
  Terms of the Non-competition Agreement....................    75
  Preferred Provider Agreements.............................    75
EFFECT OF THE TRANSACTIONS ON EMPLOYEES AND EMPLOYEE
  BENEFITS..................................................    76
  Employee Benefit Agreement................................    76
  Capstone Benefits.........................................    78
CERTAIN TAX CONSIDERATIONS..................................    79
  Tax Allocation Between the Parties........................    79
  Description of Tax Consequences of Transaction............    80
  The Distribution..........................................    81
  The Merger................................................    82
  Taxpayer Relief Act.......................................    83
  Back-Up Withholding Requirements..........................    83

                                                              PAGE
                                                              ----
INFORMATION CONCERNING CAPSTONE.............................    84
  Capstone Selected Historical Consolidated Financial
     Data...................................................    84
  Capstone Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................    85
  Capstone Business.........................................    90
  Management of Capstone....................................    99
  Certain Capstone Transactions.............................   101
  Principal Stockholders of Capstone........................   103
  Price Range of Capstone Common Stock......................   105
  Description of Capstone Capital Stock.....................   106
  Restrictions on Resale....................................   107
INFORMATION CONCERNING PCA..................................   108
  PCA Selected Historical Financial Data....................   108
  PCA Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   109
  PCA Business..............................................   113
INFORMATION CONCERNING BEVERLY..............................   125
  Beverly Selected Historical Consolidated Financial Data...   125
  Beverly Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   126
  Beverly Business..........................................   132
  Beverly Management........................................   140
  Principal Stockholders of Beverly.........................   142
RELATIONSHIP BETWEEN PCA AND BEVERLY........................   144
  General...................................................   144
  Administrative Services...................................   144
  Tax Allocations...........................................   144
  Pharmacy, Infusion Therapy and Consulting Services........   144
COMPARATIVE RIGHTS OF STOCKHOLDERS..........................   145
  General...................................................   145
  Directors.................................................   145
  Amendment of Constituent Documents........................   146
  Stockholders..............................................   146
  Indemnification and Elimination of Directors' Monetary
     Liability for Breach of Duty of Care...................   147
  Anti-Takeover Measures....................................   147
  The Charter and Bylaws of New Beverly.....................   149
OTHER BEVERLY PROPOSALS.....................................   150
  New Beverly 1997 Long-Term Incentive Plan.................   150
  New Beverly Non-Employee Directors Stock Option Plan......   157
  Federal Income Tax Consequences...........................   158
OTHER CAPSTONE PROPOSALS....................................   159
  Amendment to Certificate of Incorporation.................   159
  Amendment of 1995 Incentive and Nonqualified Stock Option
     Plan...................................................   160
  Adoption of Amendment to 1996 Stock Purchase Plan.........   162
LEGAL MATTERS...............................................   164
EXPERTS.....................................................   164

                                                              PAGE
                                                              ----
INDEX TO FINANCIAL STATEMENTS...............................   F-1
Annex A -- Prospectus Relating to New Beverly Common Stock
           to be Issued in the Distribution.................   A-1
Annex B -- Agreement and Plan of Merger.....................   B-1
Annex C -- Agreement and Plan of Distribution...............   C-1
Annex D -- Form of Fairness Opinion of Merrill Lynch,
           Pierce, Fenner & Smith, Inc......................   D-1
Annex E -- Form of Fairness Opinion of Stephens Inc.........   E-1
Annex F -- Form of Fairness Opinion of Adirondack Capital
           Advisors, LLC....................................   F-1
Annex G -- Form of Amendment to Capstone's Certificate of
           Incorporation....................................   G-1
Annex H -- Amendment Number 3 to Capstone's 1995 Incentive
           and Nonqualified Stock Option Plan for Key
           Personnel and Directors..........................   H-1
Annex I -- New Beverly 1997 Long-Term Incentive Plan........   I-1
Annex J -- New Beverly Non-Employee Directors Stock Option
           Plan.............................................   J-1
Annex K -- Amended and Restated Capstone 1996 Employee Stock
           Purchase Plan....................................   K-1

                             AVAILABLE INFORMATION


     Capstone and Beverly are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission") relating to their business, financial position, results of operations and other matters. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at its Regional Offices located at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Beverly Common Stock is listed on the NYSE and the PSE. The Capstone Common Stock is quoted on the Nasdaq Stock Market. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or the Pacific Exchange, 301 Pine Street, San Francisco, California 94104 (with respect to Beverly) and the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006 (with respect to Capstone). Such reports, proxy statements and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's Web site (http://www.sec.gov).


     Capstone has filed with the Commission a Registration Statement on Form S-4 (as amended, the "Registration Statement") under the Securities Act with respect to the Capstone Common Stock offered hereby. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to Capstone, Beverly and the Capstone Common Stock offered hereby.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CAPSTONE, BEVERLY OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BEVERLY, NEW BEVERLY, PCA, OR CAPSTONE SINCE THE DATE OF THIS JOINT PROXY STATEMENT/ PROSPECTUS.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Capstone are incorporated by reference in this Joint Proxy Statement/Prospectus:

        1. Capstone's Annual Report on Form 10-K/A and 10-K/A-2 for the year ended December 31, 1996;

        2. Capstone's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

        3. Capstone's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

        4. Capstone's Current Report on Form 8-K/A dated December 31, 1995;

        5. Capstone's Current Report on Form 8-K/A2 dated February 29, 1996;

        6. Capstone's Current Report on Form 8-K/A dated July 30, 1996;

        7. Capstone's Current Report on Form 8-K dated January 2, 1997;


        8. Capstone's Current Report on Form 8-K, dated January 31, 1997;



        9. Capstone's Current Report on Form 8-K, dated September 30, 1997; and



       10. Capstone's Registration Statement on Form 8-A relating to Capstone's Common Stock, dated June 18, 1986, as amended by a Form 8-A/A, dated July 18, 1996.


     The following documents filed with the Commission by Beverly are incorporated by reference in this Joint Proxy Statement/Prospectus:

        1. Beverly's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Beverly 10-K");

        2. Beverly's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

        3. The portions of the Proxy Statement for the Annual Meeting of Stockholders held on May 29, 1997, that have been incorporated by reference in the 1996 Beverly 10-K;

        4. Beverly's Current Report on Form 8-K dated April 15, 1997;

        5. Beverly's Registration Statement on Form 8-A relating to Beverly Common Stock dated August 21, 1990, and any amendment or report filed for the purpose of updating such description; and

        6. Beverly's Registration Statement on Form 8-A relating to Beverly Common Stock Purchase Rights dated September 29, 1994 and any amendment or report filed for the purpose of updating such description.

     All documents and reports filed by Capstone and Beverly pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date the offering of Capstone Common Stock in exchange for Beverly Common Stock is completed, shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not constitute a part of this Joint Proxy Statement/Prospectus, except as so modified or superseded.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO EACH PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST AS FOLLOWS:

     IN THE CASE OF DOCUMENTS RELATING TO CAPSTONE, TO:
         Capstone Pharmacy Services, Inc.
         9901 East Valley Ranch Parkway
         Suite 3001
         Irving, TX 75063
         (Telephone Number: (972) 401-1541)
         Attn: James D. Shelton, Secretary

     OR, IN THE CASE OF DOCUMENTS RELATING TO BEVERLY, TO:
         Beverly Enterprises, Inc.
         5111 Rogers Avenue
         Suite 40-A
         Fort Smith, AR 72919
         (Telephone Number: (501) 452-6712)
         Attn: Robert W. Pommerville, Secretary


     IN ORDER TO INSURE TIMELY DELIVERY OF THE INCORPORATED DOCUMENTS, REQUESTS SHOULD BE RECEIVED PRIOR TO NOVEMBER 13, 1997.

                             CAUTIONARY STATEMENTS

     This Joint Proxy Statement/Prospectus contains statements relating to future results of each of Capstone, Beverly, PCA, New Beverly and the Surviving Corporation (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions; regulatory conditions; government healthcare spending; integration of acquisitions; and competitive product and pricing pressures, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the filings of Capstone, Beverly, New Beverly, and the Surviving Corporation made with the Commission.


     When used in this Joint Proxy Statement/Prospectus with respect to each of Capstone, Beverly, PCA, New Beverly and the Surviving Corporation the words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Such risks and uncertainties include those risks, uncertainties and risk factors identified in this Joint Proxy Statement/Prospectus under the headings "Risk Factors," "Capstone Management's Discussion and Analysis of Financial Condition and Results of Operations," "PCA Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Beverly Management's Discussion and Analysis of Financial Condition and Results of Operations." Neither Capstone, PCA, Beverly, nor New Beverly undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/ Prospectus. This summary is not intended to be complete and is qualified in all respects by reference to the more detailed information and financial statements contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus and the Annexes hereto. Stockholders are urged to read this Joint Proxy Statement/Prospectus and the Annexes hereto in their entirety. For information regarding New Beverly, Beverly stockholders should review the New Beverly Prospectus.

                                    OVERVIEW


     Prior to the Merger, Beverly's Remaining Healthcare Business will be transferred or contributed to New Beverly, a wholly-owned subsidiary of Beverly, and all of the New Beverly Common Stock will be distributed to the stockholders of Beverly at the rate of one share of New Beverly Common Stock per share of Beverly Common Stock held as of the Distribution Record Date. Beverly's only remaining business then will be the Institutional Pharmacy Business operated through PCA, which will be combined with Capstone's institutional pharmacy business upon the Merger of Beverly with and into Capstone. All outstanding shares of Beverly Common Stock will be converted into the right to receive an aggregate of 50 million shares of Capstone Common Stock. Capstone will be the Surviving Corporation in the Merger and will continue its corporate existence under the laws of the State of Delaware. Subject to Capstone stockholder approval the name of the Surviving Corporation will be changed to "PharMerica, Inc." in connection with the Merger. If the Merger had occurred on October 13, 1997, Beverly stockholders would have owned approximately 58.9% of the outstanding Common Stock of the Surviving Corporation (55.1%, assuming exercise of Capstone warrants and vested options having exercise prices less than the current market value of Capstone Common Stock and issuance of stock pursuant to a pending Capstone acquisition as if such stock were valued at the closing price of Capstone common stock on October 13, 1997).


     In connection with the Merger, Capstone will assume approximately $275 million in debt incurred by PCA in connection with the Transactions, the proceeds of which are to be paid to Beverly prior to the Distribution. Capstone will also assume options covering an aggregate of approximately 700,000 shares (subject to adjustment) of Beverly Common Stock. See "Effect of the Transactions on Employees and Employee Benefits -- Employee Benefit Agreement." As a result of the Distribution, New Beverly will be an independent, publicly-traded company engaged in the Remaining Healthcare Business and owned by the stockholders of Beverly as of the Distribution Record Date. Immediately following the Merger, the name of New Beverly will be changed to "Beverly Enterprises, Inc."


     Following the Merger, the Surviving Corporation is expected to be one of the two largest institutional pharmacy companies in the United States (based on beds serviced), serving approximately 310,000 long-term care beds in 37 states, over 110,000 inmates in correctional facilities, and approximately 75,000 worker's compensation patients. On a pro forma basis, reflecting the Merger, certain Capstone acquisitions since January 1, 1996, and PCA's acquisition of Interstate Pharmacy Corporation ("IPC") in 1997 as if such transactions occurred on January 1, 1996, the net operating revenues and net income of the Surviving Corporation for the year ended December 31, 1996 would have been approximately $817 million and $12 million, respectively. See "Unaudited Pro Forma Combined Condensed Financial Statements."


                          PARTIES TO THE TRANSACTIONS

CAPSTONE

     Capstone is a leading provider of institutional pharmacy services to long-term care facilities and correctional institutions located throughout the United States. Capstone provides long-term care facilities with comprehensive institutional pharmacy services that include the purchasing, repackaging and dispensing of pharmaceuticals, infusion therapy, Medicare Part B services and pharmacy consulting services. These services are supported by computerized record-keeping and third-party billing services. Capstone serves its long-term care clients primarily through regional pharmacies, many of which are open 24 hours, seven days a week. Capstone has established regional pharmacies in certain large metropolitan areas, each capable of serving in excess of 10,000 patients. In the correctional market, Capstone provides pharmaceuticals under capitated and other contracts to correctional institutions that have privatized their inmate healthcare services. Capstone services approximately 120,000 long-term care beds in 16 states and over 110,000 inmates in correctional facilities nationwide.

PCA


     PCA is presently a wholly-owned subsidiary of Beverly. Following the Distribution and immediately prior to the Merger, Beverly's sole business will consist of the Institutional Pharmacy Business operated through PCA. PCA is a leading provider of pharmaceuticals and related products and services in the institutional healthcare market and PCA management believes that PCA is one of the nation's leading providers of mail service pharmacy benefits in the workers' compensation market. PCA provides its institutional pharmacy products and services primarily to long-term care facilities such as skilled nursing facilities, assisted living facilities and retirement centers, as well as other institutional healthcare facilities such as acute care, transitional and psychiatric hospitals and correctional institutions. Through its 74 pharmacies, PCA purchases, repackages and dispenses prescription and non-prescription pharmaceuticals to patients in its client facilities and provides these facilities with infusion therapy services, medical supplies and devices and related consultant pharmacist and information services, including formulary management, automated record-keeping, drug therapy evaluation and assistance with regulatory compliance. As of June 30, 1997, PCA provided its institutional pharmacy products and services to approximately 190,000 long-term care beds in 33 states.


     PCA, as one of the leading pharmacy benefit providers in the workers' compensation market, provides pharmaceutical products and services through its mail service pharmacy to approximately 75,000 workers' compensation patients throughout the United States. These products and services include home delivery of prescriptions to long-term, high-cost, injured workers receiving workers' compensation benefits, an on-line retail prescription drug card for pre-approved pharmaceutical products, medical supplies and medical equipment.

BEVERLY

     Beverly's business consists principally of providing long-term healthcare, including the operation of nursing facilities, acute long-term transitional hospitals, institutional and mail service pharmacies, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices and home healthcare centers.


     Beverly is the largest operator of nursing facilities in the United States. At June 30, 1997, Beverly operated 574 nursing facilities with 64,206 licensed beds. The facilities are located in 31 states and the District of Columbia, and range in capacity from 20 to 355 beds. At June 30, 1997, Beverly also operated 74 pharmacies through PCA, 33 assisted living centers containing 897 units, 12 transitional hospitals containing 639 beds, 46 outpatient therapy clinics, 21 hospices and six home healthcare centers. Beverly's facilities had average occupancy of 86.5%, 87.4%, 88.1% and 88.5% during the six months ended June 30, 1997 and the years ended December 31, 1996, 1995, and 1994, respectively.


NEW BEVERLY


     New Beverly is currently a wholly-owned subsidiary of Beverly. By virtue of the restructuring of Beverly and the Distribution, New Beverly will own the Remaining Healthcare Business of Beverly and New Beverly Common Stock will be distributed to the stockholders of Beverly. Immediately following the Merger, New Beverly will change its name to "Beverly Enterprises, Inc." New Beverly will make application to list the New Beverly Common Stock for trading on the NYSE and PCX under the symbol "BEV," currently used by Beverly. New Beverly is treated for accounting purposes in the Transactions as the continuing reporting entity with respect to the historical Beverly business in light of, among other factors, (i) all of Beverly's business operations (other than PCA) being continued by New Beverly after the Transactions, (ii) the stockholders of Beverly before, and New Beverly after, the Transactions being identical, (iii) the respective Boards of Directors of Beverly before, and New Beverly after, the Transactions being identical in composition, number and tenure, (iv) the senior management of Beverly before, and New Beverly after, the Transactions being substantially identical and (v) the vast majority (approximately 95%) of the approximately 80,000 employees of Beverly before the Transactions being continued as employees of New Beverly after the Transactions.

                            CAPSTONE SPECIAL MEETING
THE MEETING


     The Capstone Special Meeting will be held on November 20, 1997, at 9:00 a.m. at the Hotel Intercontinental, 111 East 48th Street, New York, New York 10017.


PURPOSE OF THE MEETING

     At the Capstone Special Meeting, the stockholders of Capstone will be asked to vote on the following matters:

          1. Approval and adoption of the Merger Agreement by and between Beverly and Capstone, pursuant to which, among other things: (i) following the transfer of the Remaining Healthcare Business to New Beverly and the Distribution, Beverly, whose sole remaining business following the completion of the Distribution will consist of the Institutional Pharmacy Business conducted through PCA, will merge with and into Capstone, with Capstone as the Surviving Corporation; and (ii) Capstone will issue 50 million shares of Capstone Common Stock to Beverly stockholders, assume approximately $275 million of PCA debt, and assume options covering an aggregate of approximately 700,000 shares (subject to adjustment) of Beverly Common Stock (the "Merger Proposal");

          2. Approval and adoption of an amendment to Capstone's Certificate of Incorporation (the "Amendment") pursuant to which: (i) the shares of Capstone Common Stock authorized for issuance will be increased from 50 million to 300 million; (ii) the Board of Directors of Capstone will be divided into three classes with one class standing for reelection in each successive year; (iii) stockholders will be permitted to call special meetings only with the consent of stockholders owning not less than 25% of the outstanding shares of Capstone; (iv) business conducted at special meetings of stockholders will be limited to the matters described in the notice of the meeting; and (v) the name of the Surviving Corporation will be changed to PharMerica, Inc. (the "Amendment Proposal"). Although the Amendment Proposal will be voted on separately from the Merger Proposal, the Amendment will not be effectuated unless the Merger Proposal is approved and the Merger is consummated;


          3. Approval and adoption of an amendment to Capstone's 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel and Directors (the "Capstone Incentive Plan") pursuant to which Capstone will be able to grant phantom stock and the number of shares of Capstone Common Stock reserved for issuance will increase from 4 million to 10 million (the "Capstone Incentive Plan Proposal"). Although the Capstone Incentive Plan Proposal will be voted on separately from the Merger Proposal, the Capstone Plan will not be effectuated unless the Merger Proposal is approved and the Merger is consummated;


          4. Approval and adoption of an Amended and Restated Capstone 1996 Employee Stock Purchase Plan (as amended and restated the "Capstone Purchase Plan"), pursuant to which certain eligibility requirements will be modified and the number of shares of Capstone Common Stock reserved for issuance will increase from 200,000 to 400,000 (the "Capstone Purchase Plan Proposal").

          5. Approval of the possible adjournment of the Capstone Special Meeting for the purpose of soliciting additional votes in favor of proposals (1) through (4) above, if deemed appropriate (the "Capstone Adjournment Proposal"); and

          6. Such other business as may properly come before the Capstone Special Meeting or any adjournment or postponement thereof.

VOTING


     Stockholders of record as of October 13, 1997 (the "Capstone Record Date") will be entitled to vote at the Capstone Special Meeting. At the close of business on that day, there were outstanding 34,976,642 shares of Capstone Common Stock. Capstone's officers, directors and principal stockholder, Counsel Corporation, an Ontario corporation, ("Counsel"), have advised Capstone that they intend to vote or direct the vote of all shares of Capstone Common Stock over which they have voting control (a total of 6,235,089 shares, or approximately 17.8% of the outstanding shares on the Capstone Record Date) in favor of the foregoing proposals. Pursuant to a voting agreement entered into with Beverly, Counsel is obligated to vote in favor of the foregoing proposals. See "The Merger -- Terms of the Voting Agreement." Each share of Capstone Common Stock is entitled to one vote, which may be given in person or by proxy authorized in writing.


     To vote by proxy, a stockholder should complete, sign, date and return the enclosed proxy in the enclosed postage paid envelope. The Capstone Board of Directors urges you to complete the proxy card whether or not you plan to attend the meeting. If you attend the meeting in person, you may, if you wish, vote in person on all matters brought before the meeting even if you have previously delivered your proxy. Any Capstone stockholder who has given a proxy may revoke it at any time prior to exercise by filing an instrument revoking it with the Secretary of Capstone, by duly executing a proxy bearing a later date, or by attending the Capstone Special Meeting and voting in person. The presence at the meeting of a stockholder who has appointed a proxy will not revoke the appointment. See "Capstone Special Meeting -- Voting of Proxies."

     The affirmative vote of a majority of shares of Capstone Common Stock outstanding and entitled to vote at the Capstone Special Meeting is required to approve the Merger Proposal and the Amendment Proposal. The affirmative vote of a majority of shares of Capstone Common Stock present, or represented by proxy, and entitled to vote at the Capstone Special Meeting is required to approve the Capstone Incentive Plan Proposal and the Capstone Purchase Plan Proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. Proxies that reflect abstentions as to a particular proposal will be treated as voted for the purpose of determining whether the proposal is approved or rejected and will have the same effect as a vote against that proposal, while proxies that reflect broker non-votes will not be counted as votes cast for determining the outcome of the proposal. See "Capstone Special Meeting -- Required Vote."

                            BEVERLY SPECIAL MEETING

THE MEETING


     The Beverly Special Meeting will be held on November 20, 1997 at 11:00 a.m., local time at the Holiday Inn, Fort Smith, Arkansas.


PURPOSE OF THE MEETING

     At the Beverly Special Meeting, the holders of shares of Beverly Common Stock will consider and vote upon the following matters:

        1. Approval and adoption of the Distribution Agreement and the other transactions contemplated thereby as a result of which the Beverly stockholders will retain their equity ownership interest in the Remaining Healthcare Business of Beverly through their ownership of New Beverly (the "Distribution Proposal");

        2. Approval and adoption of the Merger Agreement and the other transactions contemplated thereby, as a result of which the Institutional Pharmacy Business of Beverly will be merged with and into Capstone, with Beverly stockholders to receive Capstone Common Stock in exchange for their Beverly Common Stock in accordance with the terms of the Merger Agreement (the "Merger Proposal");

        3. Approval and adoption of the New Beverly 1997 Incentive Plan;

        4. Approval and adoption of the New Beverly Directors Option Plan (and together with proposal (3), the "New Beverly Plan Proposals");

        5. Approval of the possible adjournment of the Beverly Special Meeting for the purpose of soliciting additional votes in favor of proposals
           (1) through (4) above, if deemed appropriate (the "Beverly Adjournment Proposal"); and

        6. Such other business as may properly come before the Beverly Special Meeting or any adjournment or postponement thereof. See "The Beverly Special Meeting" and "Certain Considerations Related to the Transactions."

VOTING


     Only holders of Beverly Common Stock on September 25, 1997 (the "Beverly Special Meeting Record Date") will be entitled to notice of and to vote at the Beverly Special Meeting. On the Beverly Special Meeting Record Date, there were 109,738,446 shares of Beverly Common Stock held by approximately 6,271 holders of record.



     Under the Delaware General Corporation Law ("DGCL"), the affirmative vote of a majority of the issued and outstanding shares of Beverly Common Stock will be required to approve the Merger Proposal. Although the Distribution Proposal and the Merger Proposal will be voted on separately, the Merger Agreement provides that the Merger will not be consummated unless the Distribution Proposal is approved by Beverly stockholders. The Distribution Proposal will be adopted if approved by the affirmative vote of a majority of the issued and outstanding shares of Beverly Common Stock. The Distribution will not occur unless stockholders of Beverly and Capstone also approve the Merger. The affirmative vote of a majority of the shares of Beverly Common Stock represented and entitled to vote thereon at the Beverly Special Meeting will be required to separately approve each of the New Beverly Plans. Each director and executive officer of Beverly has advised Beverly that he or she intends to vote or direct the vote of all shares of Beverly Common Stock over which he or she has voting control (a total of 1,152,713 shares or approximately 1.0% of the outstanding shares of Beverly Common Stock as of September 25, 1997) in favor of approval of each of the various proposals to be considered and voted on at the Beverly Special Meeting. The directors and executive officers of Capstone have advised Capstone that they do not beneficially own any shares of Beverly Common Stock. See "The Beverly Special Meeting -- Required Vote."

     Any proxy given pursuant to this solicitation may be revoked with respect to any proposal at any time prior to the vote on such proposal. Proxies may be revoked by attending the Beverly Special Meeting and giving notice of revocation in open meeting or voting in person. Alternatively, proxies may be revoked by executing a written notice of revocation bearing a later date than the date of the proxy or executing a later dated proxy relating to the same shares of Beverly Common Stock and, in either case, delivering such notice or proxy to the Secretary of Beverly before the taking of any vote at the Beverly Special Meeting. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. Proxies that reflect abstentions as to a particular proposal will be treated as voted for the purpose of determining whether the proposal is approved or rejected and will have the same effect as a vote against that proposal, while proxies that reflect broker non-votes will not be counted as votes cast for determining the outcome of the proposal. See "The Beverly Special Meeting -- Voting of Proxies."

                BEVERLY'S AND CAPSTONE'S REASONS FOR THE MERGER

     Beverly and Capstone believe there are a number of reasons why the Merger is beneficial to the two companies and their stockholders.

BEVERLY'S REASONS

     Beverly's Board of Directors believes that there are significant strategic opportunities in the Merger and the Distribution for both its Institutional Pharmacy Business and its Remaining Healthcare Business. In particular, Beverly's Board of Directors considered the possibilities that the Surviving Corporation should be able to: (1) achieve operating efficiencies through increased purchasing power with distributors and manufacturers, eliminating duplicate functions, consolidating pharmacies in overlapping service areas and integrating information systems and personnel; (2) possess greater managerial, operational and financial resources than PCA would have on a stand-alone basis;
(3) achieve increased stockholder liquidity and market visibility for the combined pharmacy operations of PCA and Capstone; (4) eliminate the appearance of PCA being a "captive" pharmacy of Beverly; (5) enhance the ability of Beverly's stockholders to participate in growth of the combined pharmacy businesses through subsequent acquisitions; (6) cover a broader geographic area than PCA, thus enabling the Surviving Corporation to serve more geographically diverse customers and better compete in an increasingly managed-care oriented marketplace; (7) provide increased economies of scale with respect to applying PCA's clinical information systems, pharmacy formularies and group purchasing organization to an expanded customer base and (8) expand the combined services of PCA and Capstone into more non-traditional markets such as assisted living and home healthcare settings, and chronically or catastrophically injured patients outside the worker's compensation market.

     Additionally, Beverly's Board of Directors considered certain other factors, both positive and negative, in balancing the potential risks and benefits relating to the Transactions. Among the positive factors were the possibilities that the Transactions would: (1) facilitate a tax-free realization of the value of the Institutional Pharmacy Business and a significant reduction in Beverly's outstanding debt; (2) enable Beverly's stockholders to receive what is believed to be a fair value for the Institutional Pharmacy Business, while retaining the ability to continue owning an interest in that business combined with Capstone, as well as a continuing interest in the Remaining Healthcare Business to be operated by New Beverly; and (3) allow Beverly's management to focus solely on the continued growth and development of the Remaining Healthcare Business. Among the negative factors relating to the Transactions, Beverly's Board of Directors considered: (1) the interest of Beverly's executive officers and directors in the Transactions, including the vesting of stock options and other stock-based compensation awards and associated costs to Beverly; (2) the elimination, going forward, of PCA's relative contribution to Beverly's revenues and net income; (3) the lack of assurance that the Surviving Corporation will continue to be able to service or desire to continue servicing Beverly's institutional pharmacy needs with respect to its Remaining Healthcare Business on terms acceptable to Beverly; and (4) possible difficulties of the Surviving Corporation in integrating the operations and management of PCA and Capstone, paying off indebtedness incurred in connection with the Merger and being able to continue the growth or maintain the profitability of the institutional pharmacy business.

CAPSTONE'S REASONS

     Capstone's Board of Directors considered a number of factors in making its determination to recommend the Merger for approval by its stockholders, including that the Surviving Corporation: (1) is expected to benefit from several operational efficiencies such as greater purchasing power with distributors and manufacturers, elimination of duplicate functions between Capstone and PCA, consolidation of local pharmacy operations in overlapping service areas and integration of information systems and related personnel; (2) will possess greater managerial, operational and financial resources than Capstone, with an expected enhanced access to capital on more favorable terms than Capstone could obtain previously; (3) will have increased stockholder liquidity and market visibility as a result of the Surviving Corporation's increased size and market capitalization; (4) will have broader geographic coverage than Capstone which is in turn expected to enhance the Surviving Corporation's ability to serve a more geographically diverse customer base and better compete in a marketplace increasingly oriented towards managed care; and
(5) will be an industry leader.

     The Capstone Board of Directors considered a number of potentially negative factors in its deliberations concerning the Transactions. The Capstone Board of Directors considered the matters discussed under " -- Interests of Certain Persons in the Transactions" and determined such interests did not significantly affect the Capstone Board's recommendation. The Capstone Board considered the fact that Capstone will also assume approximately $275 million of indebtedness in connection with the Transactions and will be required to issue 50 million shares of Capstone Common Stock and assume certain employee benefits. The Capstone Board also considered the fact that a portion of both Capstone's Board and management team would not be involved in management of the Surviving Corporation after the Transactions.

        RECOMMENDATIONS OF THE BEVERLY AND CAPSTONE BOARDS OF DIRECTORS

BEVERLY

     The Board of Directors of Beverly has determined that the Transactions constitute a significant strategic opportunity for Beverly's Institutional Pharmacy Business as well as its Remaining Healthcare Business, and that the terms of the Transactions are fair to and in the best interests of Beverly and its stockholders. As a result, the Beverly Board of Directors has unanimously approved the Transactions (including the Distribution Agreement and the Merger Agreement) and unanimously recommends that Beverly stockholders vote in favor of approval of the Transactions. See "Certain Considerations Related to the Transactions -- Beverly's Reasons for the Merger; Recommendation of the Board of Directors of Beverly." For the recommendation of Beverly's Board of Directors regarding the New Beverly Plan Proposals, see "Other Beverly Proposals."

CAPSTONE

     The Capstone Board has unanimously approved the Merger Proposal, the Amendment Proposal, the Capstone Incentive Plan Proposal and the Capstone Purchase Plan Proposal (collectively, the "Capstone Proposals") and the related Transactions and believes them to be fair to and in the best interest of Capstone and its stockholders. The Capstone Board unanimously recommends that Capstone stockholders vote in favor of approval of the Capstone Proposals. See "Certain Considerations Related to the Transactions -- Capstone's Reasons for the Merger; Recommendation of the Board of Directors of Capstone" and "Other Capstone Proposals."

                         OPINIONS OF FINANCIAL ADVISORS

BEVERLY

     Beverly has retained Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") and Stephens Inc. ("Stephens") to act as its co-financial advisors in connection with the Merger. Merrill Lynch and Stephens each delivered a written opinion to Beverly's Board of Directors dated April 15, 1997, to the effect that, as of such date, based upon and subject to the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Merrill Lynch and Stephens, the Exchange Ratio is fair to the holders of Beverly Common Stock from a financial point of view. In reaching their conclusion, Merrill Lynch and Stephens analyzed certain public company valuations, selected acquisitions and historical and projected results of operations of Capstone, Beverly and PCA to determine the fairness of the Exchange Ratio to the holders of Beverly Common Stock from a financial point of view. Beverly is obligated to pay each of Merrill Lynch and Stephens $1.25 million in connection with its analysis and delivery of its opinion referred to above. If the Merger is consummated, Beverly will be obligated to pay each of Merrill Lynch and Stephens an additional fee equal to 0.325% of the aggregate consideration paid to Beverly and its stockholders in the Merger (against which the $1.25 million referred to in the preceding sentence will be credited). The aggregate Merger consideration will be equal to the sum of (i) the $275 million of PCA debt to be assumed by Capstone and (ii) the closing per share market price of Capstone Common Stock immediately prior to the Effective Time, multiplied by 50 million (representing the number of shares of Capstone Common Stock to be issued to Beverly stockholders in the Merger) (for example, if the Merger were to have a value of $878 million, as it did as of September 10, 1997, an additional payment of approximately $1.6 million to each would be due for a total fee to each of approximately $5.7 million). See "Certain Considerations Related to the Transactions -- Opinions of Beverly's Financial Advisors." The full texts of Merrill Lynch's and Stephens' written opinions, which set forth certain assumptions made, matters considered, limitations on and scope of review, are attached hereto as Annex D and Annex E, respectively, to this Joint Proxy Statement/Prospectus. BEVERLY STOCKHOLDERS SHOULD READ EACH SUCH OPINION IN ITS ENTIRETY. Jon E.M. Jacoby, an executive officer of Stephens Group, Inc., the parent company of Stephens, is a director of Beverly. See "Certain Considerations Related to the Transactions -- Opinions of Beverly's Financial Advisors."

CAPSTONE

     Adirondack Capital Advisors, LLC ("Adirondack") has acted as financial advisor to Capstone in connection with the Merger and has delivered to the Capstone Board its written opinion dated April 15, 1997, to the effect that, as of such date, the consideration to be paid in connection with the Merger is fair to Capstone from a financial point of view. In reaching its conclusion, Adirondack analyzed comparable public company valuations, selected acquisitions, and the relative contribution of the projected and historical results of operations of Capstone and PCA to the Surviving Corporation to determine a range of fair values of PCA. Adirondack earned a fee of $1.0 million in connection with the delivery of the opinion referred to above. If the Merger is consummated, Capstone will be obligated to pay Adirondack an additional $3.0 million. The full text of the opinion of Adirondack, setting forth certain assumptions made, matters considered and limits on the review undertaken, is attached as Annex F to this Joint Proxy Statement/Prospectus and should be read in its entirety. A principal of Adirondack, Joseph F. Furlong, III, is a director of Capstone. See "Certain Considerations Related to the
Transactions -- Opinion of Capstone's Financial Advisor" and "Information Concerning Capstone -- Certain Capstone Transactions."

                                THE TRANSACTIONS

RESTRUCTURING

     Prior to the Distribution Record Date, Beverly will complete an internal restructuring pursuant to which all the assets and liabilities relating to the Remaining Healthcare Business will be transferred or contributed to New Beverly in one or more transactions expected to receive tax-free treatment. Upon completion of the restructuring, the Remaining Healthcare Business will be conducted by New Beverly and the Institutional Pharmacy Business conducted by PCA will remain with Beverly. See "The Distribution and Other Pre-Merger Transactions -- Contribution of Remaining Healthcare Business to New Beverly."

DISTRIBUTION

     The Distribution will be effected immediately prior to the Merger. On the Distribution Date (as such term is defined in the Distribution Agreement) Beverly will distribute to Beverly stockholders as of the Distribution Record Date, shares of New Beverly Common Stock. Each stockholder of Beverly as of the Distribution Record Date will receive one share of New Beverly Common Stock per share of Beverly Common Stock held as of the Distribution Record Date. The Distribution will not take place unless all of the conditions to effecting the Merger (other than the completion of the Distribution) have been fulfilled. Beverly's transfer agent, The Bank of New York, will act as the Distribution Agent for the Distribution and will deliver certificates for New Beverly Common Stock as soon as practicable to holders of record of Beverly Common Stock as of the close of business on the Distribution Record Date. All shares of New Beverly Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. Immediately following the completion of the Distribution, New Beverly will be an independent, publicly-traded company, and it is contemplated that the shares of New Beverly Common Stock will be listed on the NYSE and PSE. See "The Distribution and Other Pre-Merger Transactions -- Consummation of the Distribution; Treatment of Beverly Stock Options, Phantom Shares, Performance Shares and Shares of Restricted Stock."

MERGER


     Following the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of Beverly and Capstone and the satisfaction or waiver of the other conditions to the Merger, Beverly will be merged with and into Capstone, with Capstone continuing as the Surviving Corporation. The Merger will become effective upon filing, with the Secretary of State of the State of Delaware, a duly executed Certificate of Merger, in the form required by and in accordance with the DGCL, or at such time thereafter as is provided in the Certificate of Merger.


     Pursuant to the Merger Agreement, at the effective time of the Merger ("Effective Time") each share of Beverly Common Stock and associated Rights (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time (other than fractional shares) will be converted into the right to receive that number of duly authorized, validly issued, fully paid and nonassessable shares of Capstone Common Stock equal to the quotient, expressed to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of Beverly Common Stock outstanding immediately prior to the Effective Time. The Merger Agreement contains certain provisions regarding the designation of the Surviving Corporation's Board of Directors and management. See "Certain Considerations Related to the Transactions -- Directors and Officers of Capstone Following the Merger."

     Conditions to the Merger. The obligations of each party to effect the Merger are subject to, among other things, the fulfillment or, in certain circumstances, waiver of certain of the following conditions: the effectiveness of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part and the Registration Statement related to the New Beverly Prospectus in accordance with the provisions of the Securities Act; the approval by the stockholders of Capstone and Beverly, at their respective Special Meetings, of the Merger (and in the case of Beverly, the Distribution) and the transactions contemplated thereby; obtaining all necessary regulatory consents and approvals; restructuring, modifying, amending or terminating Beverly's indebtedness; and receiving either a favorable private letter ruling (the "Private Letter Ruling") from the Internal Revenue Service (the "IRS") or, at Beverly's election, a tax opinion regarding the tax-free treatment of the Distribution and Merger. Certain of the conditions to the consummation of the Merger are waivable by either Beverly with respect to Beverly's conditions to closing or by Capstone with respect to Capstone's conditions to closing. Although currently neither Beverly nor Capstone intends to waive any of such waivable conditions to the Merger, in the event that such conditions are waived, Beverly and Capstone do not presently intend to resolicit stockholder consents with respect to the Transactions, except that any waivable condition deemed by the Board of either Beverly or Capstone to be material will be reviewed in light of the facts and circumstances at the time in accordance with the judgment of such Board as to whether stockholder resolicitation will be undertaken. Neither Beverly nor Capstone can presently foresee the particular conditions or the various factors to be considered under such circumstances. See "The Distribution and Other Pre-Merger Transactions -- Treatment of Indebtedness," "The Merger -- Conditions to Closing" and "-- Amendment; Waiver."

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Beverly and Capstone, among other reasons: (a) by mutual consent of the Boards of Directors of Capstone and Beverly; (b) by either Capstone or Beverly if without fault of the terminating party the Merger is not consummated on or before January 31, 1998, (or under certain conditions, April 30, 1998); (c) by either Capstone or Beverly, if any court or governmental body issues an order (other than a temporary restraining order) prohibiting the Merger; (d) by either Capstone or Beverly, if approval of the stockholders of Capstone and Beverly is not obtained with respect to the Merger and (in the case of approval by Beverly stockholders) the Distribution; (e) by either party upon certain breaches by the other party of representations, warranties or covenants; (f) by either party if the board of directors of the other party shall have withdrawn, changed, modified or taken other action inconsistent with its approval of the Transactions; or (g) by either party if the other party negotiates a definitive agreement with respect to a competing transaction after a good faith determination by its Board of Directors that failure to negotiate such agreement would violate such board's fiduciary duties. See "The Merger -- Termination." Under certain circumstances, termination of the Merger Agreement may require one party to reimburse the other for its expenses up to $2 million, and under certain circumstances where a termination follows solicitation or negotiation of a competing transaction involving a third party, termination fees of $35 million may be required to be paid by one party to the other. See "The
Merger -- Expenses; Termination Fees."

     Delivery of Shares. Promptly after the Effective Time, Capstone will mail to each Beverly stockholder a form letter of transmittal and instructions for use in effecting the surrender of Beverly stock certificates (the
"Certificates") for exchange. BEVERLY STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

     Upon surrender to Capstone of a Certificate, together with a signed letter of transmittal and any other required documents, the holder of such Certificate will be entitled to receive from Capstone the number of shares of Capstone Common Stock that such holder has the right to receive under the Merger Agreement, and the Certificate will then be canceled. Under the DGCL, the failure of a Beverly stockholder to surrender his or her Certificates will not result in the forfeiture of the right to receive dividends or to vote the Capstone Common Stock issuable to such Beverly stockholder.

     No fractional shares of Capstone Common Stock will be issued in the Merger. Instead, the Merger Agreement provides that each holder of Beverly Common Stock who would otherwise have been qualified to receive a fraction of a share of Capstone Common Stock will be entitled to receive cash equal to the Average Market Value (as defined in the Merger Agreement) of such fractional share. The Merger Agreement provides that for purposes of paying cash in lieu of fractional shares, all Certificates surrendered for exchange by a holder will be aggregated so that no holder will receive cash in lieu of fractional shares in an amount equal to or greater than the Average Market Value of one full share of Capstone Common Stock.

     Certain Tax Considerations. In general, New Beverly will be responsible for
(i) all tax liabilities of Beverly not allocable to Beverly's pharmacy subsidiaries (the "Pharmacy Subsidiaries"), (ii) any tax liability of New Beverly for periods beginning after the date of the Merger, and (iii) except as otherwise described in this section, any tax liability of Beverly resulting from the failure of the restructuring and Distribution to qualify as transactions described in Sections 351 and 355 of the Internal Revenue Code (the "Code") and/or as a "reorganization" under Section 368(a)(1)(D) of the Code, or the Merger to qualify as a "reorganization" under
Section 368(a)(1)(A) of the Code. New Beverly will also be entitled to any refunds that relate to those liabilities. The Surviving Corporation will generally be responsible for (i) all tax liabilities allocable to the Pharmacy Subsidiaries, and (ii) any tax liability of Capstone. See "Certain Tax Considerations."


     Beverly has received a Private Letter Ruling from the IRS substantially to the effect that, among other things, the Distribution will qualify as a reorganization under Section 368(a)(1)(D) of the Code, and that neither Beverly, New Beverly nor their stockholders will recognize any gain or loss (i) in connection with such reorganization (as more fully described below), (ii) upon the receipt by New Beverly of the Remaining Healthcare Business from Beverly in exchange for the New Beverly Common Stock, or (iii) upon receipt by Beverly stockholders of the New Beverly Common Stock in the Distribution.



     Based upon the Private Letter Ruling and the anticipated qualification of the Merger as a tax-free reorganization, the Distribution will qualify as a tax-free reorganization under Section 368 of the Code. As a result, (i) the holders of Beverly Common Stock will not recognize gain or loss upon receipt of shares of New Beverly Common Stock, (ii) each holder of Beverly Common Stock will allocate his, her or its aggregate tax basis in the Beverly Common Stock immediately before the Distribution among the Beverly Common Stock and New Beverly Common Stock in proportion to their respective fair market values, (iii) the holding period of each holder of Beverly Common Stock for the New Beverly Common Stock will include the holding period for his, her or its Beverly Common Stock, provided that the Beverly Common Stock is held as a capital asset at the time of the Distribution, and (iv) Beverly will not recognize any gain or loss on its distribution of the New Beverly Common Stock to its stockholders. See "Certain Tax Considerations."


     It is expected that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, (i) the holders of Beverly Common Stock will not recognize gain or loss upon the receipt of Capstone Common Stock in exchange for their shares of Beverly Common Stock, (ii) each holder of Beverly Common Stock will carry over his, her or its tax basis in the Beverly Common Stock (as determined immediately following the Distribution) to the Capstone Common Stock, (iii) the holding period for each holder of Beverly Common Stock will carry over to the Capstone Common Stock, provided that the Beverly Common Stock is held as a capital asset immediately prior to the Effective Time of the Merger, and (iv) any holder of Beverly Common Stock receiving cash in lieu of fractional shares will recognize capital gain or loss (provided the shares of Beverly Common Stock surrendered are held as capital assets immediately prior to the Effective Time of the Merger) equal to the difference between the amount of cash received and the portion of such holder's basis in the shares of Beverly Common Stock allocable to such fractional share interests, and such capital gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year. See "Certain Tax Considerations."

     Beverly and Capstone will also receive, prior to the Effective Time of the Merger, the opinion of Caplin & Drysdale, Chartered or Ernst & Young LLP to the effect that: (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by Capstone or Beverly as a result of the Merger; and (iii) no gain or loss will be recognized by Beverly's stockholders upon the receipt of Capstone Common Stock solely in exchange for Beverly Common Stock in connection with the Merger (except with respect to cash received in lieu of a fractional interest in Capstone Common Stock). Tax opinions are not binding on the IRS or any court. Moreover, the tax opinions are based upon, among other things, certain representations as to factual matters made by Beverly and Capstone, which representations, if incorrect or incomplete in certain material respects, would jeopardize the conclusions reached in the opinions. See "Certain Tax Considerations."

     Effect of the Transactions on Employees and Employee Benefits. Beverly employees that provide services in connection with the Institutional Pharmacy Business (together with current and former employees and current and former independent contractors of the Institutional Pharmacy Business, the "Retained Employees") are expected to become Capstone employees following the Merger, while all other Beverly employees (together with current and former employees and current and former independent contractors of the

Remaining Healthcare Business, the "Transferred Employees") are expected to become New Beverly employees following the Distribution. In accordance with an Employee Benefit Matters Agreement between Beverly, New Beverly and Capstone (the "Employee Benefit Agreement") Capstone will assume liabilities and obligations regarding the Retained Employees including certain Beverly employee benefit plans and the obligations of Beverly with respect to certain options held by Retained Employees. Otherwise, Capstone will not assume any obligations of Beverly with respect to options, phantom shares, restricted shares, performance shares or other securities of Beverly exercisable or convertible into Beverly Common Stock. Immediately following the Merger Capstone intends to terminate the assumed plans and substitute Capstone options issued pursuant to the Capstone Incentive Plan for the assumed options. New Beverly will assume liabilities and obligations regarding the Transferred Employees. Pursuant to the Employee Benefit Agreement, certain adjustments will be made to shares of Beverly Common Stock underlying options held by Retained Employees and Transferred Employees. Capstone will assume options held by Retained Employees covering an aggregate of approximately 700,000 shares of Beverly Common Stock (prior to the adjustments described above) in addition to the 50 million shares to be issued in the Merger. Assuming the closing prices of Beverly Common Stock and Capstone Common Stock on the applicable adjustment dates are the same as such prices on October 13, 1997, the parties estimate that approximately one million shares of Capstone Common Stock will be issuable pursuant to the benefits to be assumed by Capstone. See "Effect of the Transactions on Employees and Employee Benefits" and "The Distribution and Other Pre-Merger
Transactions -- Subordinated Debentures."


     Accounting Treatment. The Merger will be accounted for under the purchase method of accounting and will be treated as a "reverse merger/acquisition" of Capstone by Beverly (after giving effect to the restructuring and the Distribution) for accounting and financial reporting purposes. Under this method of accounting, Beverly will be treated as the acquiring entity and the assets and liabilities of Capstone will be adjusted to their fair values in accordance with the purchase method of accounting. As a result, the historical pre-Merger financial statements of the Surviving Corporation will be those of Beverly's Institutional Pharmacy Business rather than those of Capstone. See "Unaudited Pro Forma Combined Condensed Financial Statements" and "Certain Considerations Related to the Transactions -- Accounting Treatment."

     No Appraisal Rights. Neither the holders of Beverly Common Stock nor Capstone Common Stock will have the right to elect to have the fair value of their shares judicially appraised and paid to them in cash in connection with the Distribution or Merger. See "Certain Considerations Related to the Transactions -- Appraisal Rights."

OTHER MATTERS

     Interests of Certain Persons in the Transactions. Certain members of Beverly's management and the Beverly Board of Directors may be deemed to have interests in the Transactions in addition to their interests as Beverly stockholders generally which may cause potential conflicts of interest, including: (i) the acceleration of the vesting of currently unvested Beverly options, phantom shares, performance shares and restricted shares as a result of the consummation of the Merger; (ii) adjustments to the number of shares of Beverly Common Stock subject to stock options outstanding in favor of Beverly's management, to take into account the effect of the Distribution and the Merger;
(iii) the indemnification provisions of the Merger Agreement with respect to New Beverly officers and directors; (iv) the payment by Capstone of a portion of the premiums for directors' and officers' liability insurance for current Beverly directors and officers; (v) the designation of certain directors and executive officers of Beverly as directors or executive officers of New Beverly and/or the Surviving Corporation; (vi) the grant of Capstone stock options to those individuals that become directors or executive officers of the Surviving Corporation; (vii) cash payments as a result of the early termination of certain incentive compensation plans of Beverly; and (viii) payment of fees to Stephens Inc., with which a Beverly director is affiliated. In addition, the financial advisors rendering opinions to Beverly regarding the fairness of the Merger from a financial point of view will receive fees in connection with rendering such opinions. See "Risk Factors -- Interests of Certain Persons in the Transactions" and "Certain Considerations Related to the Transactions -- Interests of Certain Persons in the Transactions."

     Certain members of Capstone's management and the Capstone Board may be deemed to have interests in the Transactions in addition to their interests as Capstone stockholders generally that may cause potential conflicts of interest, including: (i) Mr. Furlong, a director of Capstone, is the president of and a principal of Adirondack, which will receive certain fees in connection with completion of the Transactions; (ii) certain members of the Capstone Board will serve on the Board of the Surviving Corporation, which will have staggered terms of office with three classes serving up to three years each; (iii) Allan C. Silber will serve as Chairman of the Surviving Corporation;
(iv) certain members of Capstone's management will continue to serve in their same roles with the Surviving Corporation; (v) certain options held by Capstone officers will immediately vest as a result of the Transactions; (vi) additional options will be granted to continuing officers and directors following the Merger; and (vii) certain "change in control" payments will be made to Capstone's chief executive officer. See "Risk Factors -- Interests of Certain Persons in the Transactions," "Certain Considerations Related to the Transactions -- Interests of Certain Persons in the Transactions" and "Information Concerning Capstone -- Certain Capstone Transactions."

     Certain Arrangements between Beverly, Capstone, and New Beverly. Pursuant to the Distribution Agreement, Beverly, Capstone, and New Beverly have agreed to enter into certain provider agreements and Ancillary Agreements (as defined in the Distribution Agreement) to separate Beverly's Remaining Healthcare Business from its Institutional Pharmacy Business, to provide for on-going institutional pharmacy services by Capstone to New Beverly, and to address matters related to employee benefits, tax allocations, non-competition and interim services among the parties. See "Post-Closing Arrangements," "Effect of the Transactions on Employees and Employee Benefits -- Employee Benefit Agreement," and "Certain Tax Considerations."

     Governmental and Regulatory Matters. The Merger is subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and material have been furnished to the Antitrust Division of the Department of Justice (the "Justice Department") and the Federal Trade Commission (the "FTC") and certain waiting periods have expired or been terminated. Capstone and Beverly were notified on August 26, 1997 that the waiting period has been terminated. See "The Merger -- Conditions to Closing."

     Comparative Rights of Stockholders. The rights of Capstone and Beverly stockholders are governed by the DGCL and the respective Certificates of Incorporation and Bylaws of Capstone and Beverly. Beverly stockholders are urged to carefully consider the differences in rights of the stockholders of the two entities arising from differences in the Certificates of Incorporation, including, as to Capstone, the Amendment being considered under the Amendment Proposal, and Bylaws. See "Comparative Rights of Stockholders."

     Expenses. Each of Capstone, on the one hand, and Beverly and New Beverly, on the other hand, will incur significant expenses in connection with the Transactions. The fees and expenses of Beverly and New Beverly are currently estimated to be approximately $32 million with respect to the Distribution and approximately $8 million with respect to the Merger. A significant portion of the estimated Beverly and New Beverly expenses with respect to the Distribution are expected to arise in connection with restructuring, modifying or replacing Beverly's existing indebtedness in connection with the Distribution. See "Unaudited Pro Forma Combined Condensed Financial Statements," "Certain Considerations Related to the Transactions -- Beverly's Reasons for the Merger; Recommendation of the Board of Directors of Beverly" and "The Distribution and Other Pre-Merger Transactions -- Treatment of Indebtedness." Capstone's fees and expenses related to the Merger are currently estimated to be approximately $10 million. See "Information Concerning Capstone -- Capstone Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Capital Resources." Either Capstone or Beverly could be required to pay termination fees and expenses of up to $37 million under certain circumstances if the Merger is not consummated. See "The Merger -- Expenses; Termination Fees."

     Risk Factors. Capstone and Beverly stockholders should carefully consider certain risks in evaluating the Merger, the Distribution and related Transactions. See "Risk Factors."

                    COMPARATIVE PER SHARE MARKET PRICE DATA

     The following sets forth certain data concerning the high and low bid prices for Capstone Common Stock, based upon information supplied by the Nasdaq Stock Market, and the high and low sales prices for Beverly Common Stock, as reported on the New York Stock Exchange Composite Tape, on a historical (and for Beverly, equivalent) per share basis as of April 15, 1997, the day prior to the public announcement of the Merger and the Distribution by the parties.

                                                                                   EQUIVALENT
                                             CAPSTONE            BEVERLY           BEVERLY(1)
                                         ----------------    ----------------    --------------
                                          HIGH      LOW       HIGH      LOW      HIGH      LOW
                                         ------    ------    ------    ------    -----    -----
As of April 15, 1997...................  $11.75    $10.75    $14.75    $14.25    $6.49    $6.27

---------------

(1) Based upon an estimated Conversion Number of .44 of a share of Capstone Common Stock for each share of Beverly Common Stock outstanding. Beverly's entire business is not being acquired; only the Institutional Pharmacy Business represented by PCA is being acquired by Capstone. The estimated Conversion Number is based on outstanding shares of Beverly Common Stock at August 31, 1997 (which includes the conversion of Beverly's 5 1/2% Convertible Subordinated Debentures) assumed vesting of Beverly's performance shares and assumed exercise of Beverly options with an exercise price below the current fair market value of Beverly Common Stock. The exact Conversion Number will be determined based on the number of shares of Beverly Common Stock outstanding on the Effective Date.

                             COMPARATIVE PER SHARE DATA

     The following sets forth certain data concerning the historical net earnings and book value per share for each of Capstone and PCA, without giving effect to the Merger; and for Capstone and PCA on a pro forma basis after giving effect to the issuance of the Merger shares. The information presented below should be read in conjunction with the unaudited pro forma financial information and the historical financial statements of Capstone and PCA included elsewhere in this Joint Proxy Statement/Prospectus. The pro forma equivalent per share data shows, for each share of Capstone and PCA before the Merger, its equivalent position after giving effect to the Conversion Number. Beverly stockholders will receive an aggregate of 50 million shares of Capstone Common Stock in the Merger. Neither Capstone nor Beverly has declared cash dividends on the Capstone Common Stock or the Beverly Common Stock, respectively, for the periods presented.

                                                         YEAR ENDED DECEMBER 31, 1996
                               --------------------------------------------------------------------------------
                                                                           PRO FORMA(2)
                                  HISTORICAL       ------------------------------------------------------------
                               -----------------       COMBINED           EQUIVALENT            EQUIVALENT
                               CAPSTONE   PCA(1)   CAPSTONE AND PCA   PER CAPSTONE SHARE     PER PCA SHARE(3)
                               --------   ------   ----------------   ------------------   --------------------
Fully diluted net income per
  common and common
  equivalent share from
  continuing operations......   $0.14      $0.18        $0.13               $0.13                 $0.06
Book value per common share
  at end of period...........   $6.65      $0.93        $6.04               $6.04                 $2.66

                                                       SIX MONTHS ENDED JUNE 30, 1997
                                ----------------------------------------------------------------------------
                                                                          PRO FORMA(2)
                                   HISTORICAL       --------------------------------------------------------
                                -----------------       COMBINED           EQUIVALENT          EQUIVALENT
                                CAPSTONE   PCA(1)   CAPSTONE AND PCA   PER CAPSTONE SHARE   PER PCA SHARE(3)
                                --------   ------   ----------------   ------------------   ----------------
Fully diluted net income per
  common and common equivalent
  share from continuing
  operations..................   $0.11      $0.15        $0.17               $0.17               $0.08
Book value per common share at
  end of period...............   $7.11      $1.09        $6.13               $6.13               $2.70

---------------

(1) Fully diluted net income per common and common equivalent share from continuing operations is calculated by dividing PCA's net income from continuing operations by the weighted average outstanding shares of Beverly Common Stock and the weighted average shares issuable upon exercise of Beverly stock options computed on a fully diluted basis during each of the periods presented. Book value per common share is calculated by dividing PCA's stockholder's equity by the outstanding shares of Beverly Common Stock at the end of each period presented.


(2) Represents the pro forma effects of the Merger, certain Capstone acquisitions made since January 1, 1996, and PCA's acquisition of IPC in January 1997 as if they had been consummated on January 1, 1996. If the pro forma impact of Capstone's and PCA's acquisitions were not included, the combined net income from continuing operations per common and common equivalent share and the combined book value per common share would have been $0.14 and $5.87, respectively, for the year ended December 31, 1996 and $0.17 and $6.13, respectively, for the six months ended June 30, 1997.


(3) Calculations are based upon the pro forma combined Capstone and PCA amounts multiplied by the estimated Conversion Number of .44 of a share of Capstone Common Stock for each share of Beverly Common Stock outstanding. Such estimated Conversion Number is based on outstanding shares of Beverly Common Stock, assumed conversion of Beverly's 5 1/2% Convertible Subordinated Debentures, assumed vesting of 100% of Beverly's performance shares and assumed exercise of Beverly options with an exercise price below the current fair market value of Beverly Common Stock.

           SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF CAPSTONE
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary financial information for Capstone for the year ended December 31, 1996, the ten months ended December 31, 1995, and the years ended February 28, 1995, 1994, and 1993 has been derived from Capstone's audited consolidated financial statements contained in its annual reports on Form 10-K for the periods then ended and is qualified in its entirety by such documents. The summary financial information of Capstone for the six months ended June 30, 1997 and 1996 has been derived from unaudited consolidated financial statements contained in the quarterly report on Form 10-Q for the six months ended June 30, 1997 and is qualified in its entirety by such document which, in the opinion of Capstone's management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the unaudited interim periods. The operating results for the six months ended June 30, 1997 are not necessarily indicative of results for the full calendar year ending December 31, 1997. This information should be read in conjunction with "Information Concerning Capstone -- Capstone Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Capstone Consolidated Financial Statements, related notes and other Capstone financial information included in this Joint Proxy Statement/ Prospectus.

                             SIX MONTHS ENDED                    TEN MONTHS
                                 JUNE 30,         YEAR ENDED       ENDED         YEAR ENDED FEBRUARY 28,
                            ------------------   DECEMBER 31,   DECEMBER 31,   ---------------------------
                              1997      1996         1996           1995        1995      1994      1993
                            --------   -------   ------------   ------------   -------   -------   -------
Consolidated Statement of
  Operations Data:
Net sales.................  $146,486   $46,147     $144,398       $48,841      $43,608   $51,254   $39,555
Gross profit..............    64,534    17,301       58,866        18,187       15,638    18,813    15,434
Income (loss) from
  continuing operations...     4,049       779        3,365          (645)     (10,781)     (521)   (1,351)
Fully diluted income
  (loss) from continuing
  operations per share....      0.11      0.04         0.14         (0.05)       (1.67)    (0.08)    (0.22)

                                 JUNE 30,               DECEMBER 31,                  FEBRUARY 28,
                            ------------------   ---------------------------   ---------------------------
                              1997      1996         1996           1995        1995      1994      1993
                            --------   -------   ------------   ------------   -------   -------   -------
Consolidated Balance Sheet
  Data:
Working capital...........  $ 84,326   $23,514     $ 56,182       $10,814      $ 5,909   $ 1,932   $ 1,520
Total assets..............   361,443    69,776      271,001        42,131       19,212    24,360    26,717
Long-term debt, less
  current portion.........    96,718    19,785       39,166         2,692        7,650     2,358     1,506
Stockholders' equity......   239,550    41,030      204,746        26,840        4,778     8,316     9,077

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF PCA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary consolidated statement of operations data and summary consolidated balance sheet data for the years ended and as of December 31, 1996, 1995 and 1994 have been derived from the audited consolidated financial statements of PCA and should be read in conjunction with the financial statements and notes thereto included herein. The summary consolidated statement of operations and balance sheet data for the years ended and as of December 31, 1993 and 1992 have been derived from PCA's internal records. The summary consolidated statement of operations and balance sheet data for the six months ended and as of June 30, 1997 and 1996 have been derived from the unaudited condensed consolidated financial statements of PCA and should be read in conjunction with those financial statements and related notes thereto included herein. The December 31, 1993 and 1992 financial statement data, and the June 30, 1997 and 1996 financial statement data, in the opinion of PCA's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the unaudited periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of results that may be expected for the full calendar year ending December 31, 1997. This information should be read in conjunction with "Information Concerning PCA -- PCA Management's Discussion and Analysis of Financial Condition and Results of Operations" and the PCA Consolidated Financial Statements, related notes and other PCA financial information included in this Joint Proxy Statement/Prospectus.

                               AT OR FOR THE
                             SIX MONTHS ENDED                   AT OR FOR THE YEAR ENDED
                                 JUNE 30,                             DECEMBER 31,
                            -------------------   ----------------------------------------------------
                              1997       1996       1996       1995       1994       1993       1992
                            --------   --------   --------   --------   --------   --------   --------
Consolidated Statement of
  Operations Data:
  Net operating
     revenues.............  $301,328   $249,231   $516,400   $451,685   $247,512   $201,670   $174,331
  Gross profit............   138,931    116,061    235,932    208,924    130,467    111,408     95,844
  Costs and expenses......   111,395     95,849    200,977    198,361    105,118     86,052     74,193
  Income before provision
     for income taxes.....    27,536     20,212     34,955     10,563     25,349     25,356     21,651
  Net income..............    16,115     11,731     20,287      4,586     15,058     15,075     13,055

Consolidated Balance Sheet
  Data:
  Working capital.........   108,078     81,406     92,134     77,512     71,794     24,537     19,754
  Total assets............   481,546    423,300    441,576    428,872    327,287     69,443     58,441
  Due to Parent...........   333,115    304,045    312,395    318,610    225,006      7,267     12,446
  Stockholder's equity....   107,720     83,049     91,605     71,318     66,732     51,674     36,598

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following summary unaudited pro forma combined statements of income for the year ended December 31, 1996 and the six months ended June 30, 1997 are based on the respective historical financial statements of Capstone and PCA adjusted to give effect to (i) the Merger, and (ii) certain acquisitions made by Capstone since January 1, 1996, and PCA's acquisition of IPC in January 1997, as though they occurred on January 1, 1996. The summary unaudited pro forma balance sheet data at June 30, 1997 gives effect to the Merger as if it occurred on that date. Anticipated efficiencies from the combined businesses are not fully determinable and therefore have been excluded from the pro forma financial data. The summary unaudited pro forma financial data are not necessarily indicative of the operating results that would have been achieved had the Merger and Capstone's and PCA's acquisitions been consummated as of January 1, 1996, nor are they necessarily indicative of future operating results. The summary unaudited pro forma financial data should be read in conjunction with the historical financial statements of Capstone and PCA, related notes and other financial information included in this Joint Proxy Statement/Prospectus:


                                                          SIX MONTHS
                                                             ENDED           YEAR ENDED
                                                         JUNE 30, 1997    DECEMBER 31, 1996
                                                         -------------    -----------------
Income Statement Data:
  Net operating revenues...............................    $453,157           $816,994
  Income from operations...............................      38,429             44,785
  Income from continuing operations....................      15,148             11,612
  Fully diluted earnings per share.....................        0.17               0.13

                                                         JUNE 30, 1997
                                                         -------------
Balance Sheet Data:
  Working capital......................................    $182,405
  Total assets.........................................     958,868
  Long term obligations, excluding current portion.....     373,306
  Total stockholders' equity...........................     512,764

                                  RISK FACTORS

     Stockholders of Beverly and Capstone should carefully consider the following matters, together with the other information contained in this Joint Proxy Statement/Prospectus, in evaluating the Transactions and before making an investment decision with respect to the shares of Capstone Common Stock offered hereby.

     INTEGRATION OF PCA. Combining PCA with Capstone will more than double the number of beds served by Capstone, the number of Capstone employees, and Capstone's net sales. The integration of PCA is particularly critical to Capstone's success. Potential obstacles to successful integration include, but are not limited to: retaining and integrating the Surviving Corporation's management team; consolidating pharmacies; containing costs; achieving operating efficiencies; consolidating departmental functions; achieving purchasing efficiencies; consolidating management information systems; coordinating field managerial activities with corporate management; retaining and expanding the customer base of the Surviving Corporation; introducing new products and services to existing facilities; and adding and integrating key personnel. There can be no assurance that PCA will be integrated successfully into Capstone's operations, or that the business combination will not have a material adverse effect upon the Surviving Corporation's results of operations, financial condition, or prospects. In addition, there can be no assurance that PCA will achieve net sales and earnings that justify Capstone's investment therein or expenses related to the Merger. See "Information Concerning Capstone" and "Information Concerning PCA."


     DEPENDENCE ON NEW BEVERLY. Net revenues from Beverly facilities were approximately 17%, 16%, 16%, and 31% of total net revenues of PCA for the six months ended June 30, 1997 and the years ended December 31, 1996, 1995, and 1994, respectively. In addition, net revenues from patients in Beverly facilities (including revenues pursuant to government reimbursement programs) were approximately 17%, 15%, 20% and 32%, for the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively. See Note 9 to the PCA Financial Statements included herein. On a pro forma basis, after giving effect to the Transactions, New Beverly and its patients would have accounted for approximately 20% of total combined net revenues of Capstone and PCA for the year ended December 31, 1996. Beverly and Capstone have agreed to enter into agreements to provide for the delivery of pharmacy services and products and ancillary services and products by Capstone to New Beverly's long-term care facilities after the effective date of the Merger. However, such agreements will contain provisions allowing for pricing adjustments and termination under certain circumstances, and there can be no assurance that after the Merger either the pricing will not be adjusted or all or part of such agreement or agreements will not be terminated at some future date. Any material loss of revenues or business from New Beverly would have a material adverse effect on Capstone's future operations. See "Post-Closing Arrangements -- Terms of the Preferred Provider Agreement."


     GROWTH STRATEGY. Capstone has experienced rapid growth since 1995 primarily as a result of acquiring institutional pharmacy businesses. Capstone intends to continue its growth strategy following the Merger. Capstone's successful implementation of its growth strategy depends upon its ability to identify, consummate and integrate acquisitions and attract and retain qualified personnel. The Surviving Corporation will compete for acquisition candidates with buyers who may have greater financial and other resources and may be able to pay higher acquisition prices than the Surviving Corporation. No assurance can be given that the Surviving Corporation will be able to identify suitable acquisition candidates or to consummate acquisitions on terms acceptable to it. To the extent that the Surviving Corporation is unable to acquire institutional pharmacy companies, or to integrate such acquisitions successfully, its ability to expand its business would be reduced significantly. In order to implement its growth strategy, the Surviving Corporation will require substantial capital resources and will need to incur, from time to time, additional bank indebtedness. The Surviving Corporation also may need to issue equity or debt securities, in public or private transactions, the terms of which will depend on market and other conditions. There can be no assurance that any such additional financing will be available on terms acceptable to the Surviving Corporation, if at all. As a result, the Surviving Corporation may not be able to continue implementing fully its growth strategy. See "Information Concerning
Capstone -- Capstone Management's Discussion and Analysis of Financial Condition and Results of Operations."

     ASSUMPTION OF INDEBTEDNESS. Prior to the Distribution, PCA will be required to repay to Beverly $275 million of intercompany indebtedness (the "Assumed Pharmacy Indebtedness") plus interest thereon, equal to 9% per annum for the period between April 15, 1997 and the Distribution Date (the "Accrued Interest Cost") and will need to incur bank indebtedness to do so. Capstone will assume such bank debt in connection with the Merger. At June 30, 1997, on a pro forma basis and after giving effect to the Merger and the assumption of the PCA indebtedness, Capstone would have had approximately $377 million of total indebtedness outstanding. Capstone intends to replace its existing credit facility with a $550 million credit facility concurrently with closing the Merger in order to refinance existing debt and expand the availability of funding for future acquisitions and working capital. The Surviving Corporation's increased leverage could have material consequences to holders of the Surviving Corporation's Common Stock, including, without limitation, (i) the cost of obtaining future financing may be increased and the ability to obtain such financing may be impaired, (ii) a significant portion of the Surviving Corporation's earnings may be dedicated to paying interest on its indebtedness thereby decreasing the Surviving Corporation's flexibility in its operations,
(iii) greater exposure to interest rate fluctuations, and (iv) restrictive covenants associated with such increased leverage may limit the Surviving Corporation's financial flexibility, including its ability to consummate acquisitions. See "Unaudited Pro Forma Combined Condensed Financial Statements," "Information Concerning Capstone -- Capstone Selected Historical Consolidated Financial Data," and "-- Capstone Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources."

     DEPENDENCE ON REIMBURSEMENT BY THIRD-PARTY PAYORS. Capstone and PCA derive, directly or indirectly, a majority of their net sales from government-sponsored reimbursement programs. The Surviving Corporation's net sales and profitability will be affected by the efforts of all payors to continue to reduce the costs of healthcare by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services, and negotiating reduced contract pricing. Any changes in reimbursement levels under Medicare, Medicaid, or private pay programs, including managed care contracts, could have a material adverse effect on the Surviving Corporation's results of operations, financial condition and prospects. Changes in the mix of patients among Medicare, Medicaid and different types of private pay sources may adversely affect the Surviving Corporation's net sales and profitability. See "Information Concerning Capstone -- Capstone Business -- Government Regulation" and "Information Concerning PCA -- PCA Business -- Government Regulation."

     HEALTHCARE REFORM. The healthcare industry is subject to changing political, economic and regulatory influences that may affect the institutional pharmacy industry. In recent years, several comprehensive national healthcare reform proposals were introduced in the United States Congress. While none of the proposals were adopted, healthcare reform may again be addressed by the United States Congress. Several states also are considering healthcare reforms through Medicaid managed care demonstration projects. Although these projects generally exempt institutional pharmacy services and long-term care facilities, no assurance can be given that such projects or other proposals will not change the Medicaid reimbursement system in a manner that would affect the Surviving Corporation's operations. Capstone and PCA cannot predict which, if any, federal or state modifications or reform proposals will be adopted, when they may be adopted or what their impact on the Surviving Corporation may be if adopted. There can be no assurance that the adoption of certain modifications or proposals will not have a material adverse effect on the Surviving Corporation's results of operations, financial condition or prospects. See "Information Concerning Capstone -- Capstone Business" and "Information Concerning PCA -- PCA Business."

     CHANGES IN MANAGEMENT. Upon consummation of the Merger, the management of PCA and Capstone will be combined and some officers of Capstone will not be officers of the Surviving Corporation. There can be no assurance that the Surviving Corporation will be managed consistent with past practices. The executive offices of the Surviving Corporation will be located in Tampa, Florida upon consummation of the Merger, requiring relocation of some of the combined management team. There can be no assurances that Capstone or PCA will retain the members of the combined management team or that the combined management team will be as effective as the former management teams of Capstone or PCA. See "Certain Considerations Related to the Transactions -- Directors and Officers of Capstone Following the Merger."

     ROLE OF MANAGED CARE. As managed care assumes an increasing role in the healthcare industry, the Surviving Corporation's future success will, in part, be dependent on obtaining and retaining managed care contracts. Competition for such contracts is intense and, in most cases, will require the Surviving Corporation to compete based on breadth of services offered, pricing, ability to track and report patient outcomes and cost data and provision of value-added pharmacy consulting services, among other factors. In addition, reimbursement rates under managed care contracts typically are lower than those paid by other private third-party payors. There can be no assurance that the Surviving Corporation will retain or continue to obtain such managed care contracts or that the managed care contracts it obtains will be on terms as favorable to Capstone as those of its current managed care and other contracts. See "Information Concerning Capstone -- Capstone Business" and "Information Concerning PCA -- PCA Business."

     COMPETITION. The long-term care pharmacy markets in which Capstone and PCA operate are fragmented. Competition in such markets comes from both small to mid-size local operators and regional and national operators. Capstone's competition in the correctional pharmacy market comes primarily from other large providers. Management believes that the primary competitive factor in its industry is breadth and quality of service. Additional competitive factors include reputation, ease of doing business with the specific providers, ability to develop and to maintain relationships with general medical contractors, and competitive pricing. Some of the present and potential competitors are, or may become, larger than the Surviving Corporation and have, or may obtain, greater financial and marketing resources. See "Information Concerning Capstone -- Capstone Business -- Competition" and "Information Concerning PCA -- PCA Business -- Competition."

     GOVERNMENT REGULATION. Capstone and PCA are subject to extensive federal, state and local regulation. Federal laws governing both companies' activities include regulations covering the repackaging, storing and dispensing of drugs, Medicare reimbursement, and certain financial relationships with physicians and other healthcare providers. Both companies are subject to state laws governing Medicaid, professional training, pharmacy licensure, payment in exchange for patient referrals and the dispensing and storage of pharmaceuticals. The pharmacies operated by Capstone and PCA must comply with all applicable laws, regulations and licensing standards. Many of Capstone's employees must maintain certain licenses in order to provide services. The long-term care facilities which contract for pharmacy services are also subject to federal and state regulations and are required to be licensed in the states in which they are located. The failure by these institutions to comply with such regulations or to obtain or renew any required licenses could result in the loss of the Surviving Corporation's ability to provide pharmacy services to their residents. There can be no assurance that federal, state or local governments will not change existing standards or impose additional standards, compliance with which may require the Surviving Corporation to incur additional expense. Any significant additional expense incurred in connection with such compliance or any failure to comply with existing or future standards could have a material adverse effect upon the Surviving Corporation's results of operations, financial condition or prospects. See "Information Concerning Capstone -- Capstone Business -- Government Regulation" and "Information Concerning PCA -- PCA
Business -- Government Regulation."

     INFLUENCE OF COUNSEL CORPORATION AND BEVERLY. Following the completion of the Transactions, it is anticipated that Counsel Corporation, an Ontario corporation ("Counsel"), will beneficially own approximately 9.6% of the outstanding Surviving Corporation's Common Stock. As a result, Counsel will be able to exert a certain level of influence over the Surviving Corporation and could sell shares beneficially held by it in a manner adverse to other stockholders of Capstone. See "Information Concerning Capstone -- Principal Stockholders of Capstone." The Board of Directors of Capstone is currently composed of eight directors, four of whom are nominated by Counsel. Upon the consummation of the Merger, the Merger Agreement provides for the membership of the Surviving Corporation's Board of Directors to be increased to ten members, of which Beverly shall have the right initially to designate five of such members and Capstone shall have the right initially to designate five of such members. Three of the members initially appointed by Capstone are affiliates of Counsel, and two of the members initially appointed by Beverly are affiliates of Beverly. In addition, the Merger Agreement provides for the amendment of the Certificate of Incorporation of Capstone to provide, among other matters, that
(i) the Board of Directors of Capstone be divided into three classes, each of which shall consist, as nearly as may be possible, of one-third of the number of directors constituting the Board of Directors, with each class to stand for re-election in each successive year, (ii) special meetings of the Capstone stockholders may be called only by a majority of the Board of Directors or by the holders of not less than 25% of all shares entitled to vote at such meeting, and (iii) the business transacted at any special meeting of the Capstone stockholders be confined to the business stated in the notice of such special meeting given to the Capstone stockholders. See "Certain Considerations Related to the Transactions -- Directors and Officers of Capstone Following the Merger" and "Other Capstone Proposals -- Amendment to Certificate of Incorporation."


     DILUTION; SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL EFFECT ON PRICE OF CAPSTONE COMMON STOCK. As of the date of this Prospectus there were approximately 35 million shares of Capstone Common Stock outstanding. Upon the completion of the Transactions, an additional 50 million shares of Capstone Common Stock will be issued to Beverly stockholders in exchange for their Beverly Common Stock such that current Capstone stockholders will own approximately 41.1% of the Surviving Corporation (approximately 44.9% assuming exercise of Capstone warrants and vested options having an exercise price less than the current fair market value of Capstone Common Stock and issuance of stock pursuant to a pending Capstone acquisition as if such stock were valued at the closing price of Capstone Common Stock on October 13, 1997). In addition, the current Capstone stockholders will experience dilution in the book value of their shares. See "Summary -- Comparative Per Share Data." The market price of the Capstone Common Stock could be adversely affected by the sale of substantial amounts of Capstone Common Stock in the public market. Capstone Common Stock may experience price volatility following the Transactions until trading values become established. There can be no assurance as to the price at which Capstone Common Stock will trade following the consummation of the Transactions.


     Capstone has issued approximately 16 million shares of Capstone Common Stock in connection with acquisitions and in private placements. Capstone has outstanding options and warrants covering approximately 2.6 million and 3.5 million shares of Capstone Common Stock, respectively, and currently anticipates assuming benefits covering approximately 1.0 million shares in connection with the Merger and issuing options covering approximately 4.5 million additional shares immediately following the Merger. See "Certain Considerations Related to the Transactions -- Interests of Certain Persons in the Transactions." The private placement shares and the shares underlying outstanding options and warrants have been registered under prior Capstone registration statements and are generally freely tradable. See "Information Concerning Capstone -- Description of Capstone Capital Stock." In the event the Surviving Corporation issues additional Common Stock in the future, including shares issued in connection with future acquisitions and shares issued upon exercise of warrants and options, Capstone stockholders may experience additional dilution in ownership, voting power, and book value. Sales of substantial amounts of Capstone Common Stock in the public market following the Merger, or the perception that such sales could occur, could adversely affect prevailing market prices of the Capstone Common Stock and could impair the future ability of Capstone to raise capital through the sale of its equity securities. Capstone is unable to predict the effect, if any, that future sales of Capstone Common Stock or the availability of Capstone Common Stock for sale may have on the market price of the Capstone Common Stock prevailing from time to time.

     INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS. Certain members of Beverly's and Capstone's management and the Beverly and Capstone Board of Directors may be deemed to have interests in the Transactions in addition to their interests as Beverly and Capstone stockholders generally, which may cause potential conflicts of interest. The Boards of Directors of Beverly and Capstone were aware of these factors and considered them, among other factors, in approving the Transactions. Among these factors are, as to Beverly, (i) the acceleration of the vesting of currently unvested Beverly options and other stock incentive awards as a result of the consummation of the Merger, (ii) the treatment of Beverly options and other stock incentive awards in the Distribution and the Merger, (iii) the indemnification provisions of the Merger Agreement and Distribution Agreement, (iv) the payment by Capstone of a portion of the premiums for directors' and officers' liability insurance for current Beverly directors and officers, (v) the designation of certain directors and executive officers of Beverly as directors or executive officers of New Beverly and/or the Surviving Corporation, (vi) the grant of Capstone stock options to those individuals that become directors or executive officers of the Surviving Corporation; (vii) cash payments as a result of the early termination of certain incentive compensation plans of Beverly, and (viii) payment of fees to Stephens Inc., with which a Beverly director is affiliated. In addition, the financial advisors rendering opinions to Beverly regarding the fairness of the Merger from a financial point of view will receive fees in connection with rendering such opinions. Among these factors are, as to Capstone, (i) the continuation of certain directors and officers of Capstone in their current positions in the Surviving Corporation, (ii) payment of fees to Adirondack, an affiliate of a Capstone director, in connection with the Transactions and the opinion rendered by Adirondack to Capstone regarding the fairness from a financial point of view of the consideration paid by Capstone in the Merger, (iii) certain "change in control" payments to Capstone's chief executive officer, (iv) grant of additional options to continuing officers and directors following the Merger and
(v) vesting of certain options held by officers of Capstone. See "Certain Considerations Related to the Transactions -- Opinion of Beverly's Financial Advisors," "-- Directors and Officers of Capstone Following the Merger," and
"-- Interests of Certain Persons in the Transactions."

     FIXED EXCHANGE OF SHARES. The Merger Agreement provides that upon consummation of the Merger, all of the outstanding shares of Beverly Common Stock will be exchanged for 50 million shares of Capstone Common Stock. Since the number of shares of Beverly Common Stock outstanding at the time of the Merger may be greater than the number of shares outstanding at the date of the Beverly Special Meeting, each share of Beverly Common Stock may be exchanged for a smaller portion of the 50 million shares of Capstone Common Stock than would have occurred if the exchange took place on the date of the Beverly Special Meeting. Since the price of Beverly Common Stock or Capstone Common Stock at the time of the Merger may vary from the price as of the date on which the Merger Agreement was executed or the date of the Beverly Special Meeting or Capstone Special Meeting due to changes in the business, operations and prospects of Beverly and Capstone, general market and economic conditions, or other factors, the market value of the shares of Capstone Common Stock which holders of the Beverly Common Stock will receive in the Merger may be greater or less than the market value of such Beverly or Capstone Common Stock as of any prior date. See "The Merger -- General."


     TAX TREATMENT OF THE TRANSACTIONS. The Transactions have been structured as a "Morris Trust" transaction in order to qualify as a tax-free reorganization under Section 368 of the Code. New Beverly is responsible for the tax liability of Beverly or Capstone (as successor to Beverly) resulting from the failure to qualify for such treatment. Beverly has received a Private Letter Ruling from the IRS with respect to the tax treatment of the Distribution. Beverly and Capstone will receive an opinion of either Caplin & Drysdale, Chartered or Ernst & Young LLP covering the tax treatment of the Merger. Such an opinion is not binding on the IRS or any court and is based on certain representations as to factual matters made by Beverly and Capstone that, if incorrect or incomplete, would jeopardize the conclusions reached in the opinion. There can be no assurance that such opinion will protect Beverly, Capstone, the Surviving Corporation or New Beverly from the potential tax liability associated with the failure to qualify for the desired tax treatment. See "Certain Tax Considerations."


     LIABILITY AND ADEQUACY OF INSURANCE. The provision of healthcare services entails an inherent risk of liability. Capstone currently maintains product and professional liability insurance intended to cover such claims in amounts which it believes are consistent with industry standards. Following the Effective Time, the Surviving Corporation will be responsible for providing such insurance coverage as it may deem appropriate with respect to the assets and business of the Institutional Pharmacy Business. Capstone and Beverly have agreed to use their joint best efforts to obtain a commitment for retroactive insurance coverage with respect to both known liabilities and unreported losses prior to the Effective Time that are related to the Institutional Pharmacy Business. Capstone has agreed that at the Effective Time, it will, at its expense, cause such retroactive insurance coverage to be in effect for the Surviving Corporation. There can be no assurance that claims in excess of the insurance coverage or claims not covered by insurance will not arise. A successful claim in excess of its insurance coverage could have a material adverse effect upon the Surviving Corporation's results of operations, financial condition and future prospects. Claims, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Surviving Corporation's ability to attract customers, to maintain its insurance policies or to expand its business. There can be no assurance that the Surviving Corporation will be able to obtain adequate liability insurance coverage in the future on acceptable terms, if at all. See "Post-Closing Arrangements -- Indemnification and Insurance" and "Information Concerning Capstone -- Capstone Business."

     RISKS RELATING TO THE DISTRIBUTION. Beverly stockholders should also consider certain risks relating to New Beverly and the Distribution. See "Risk Factors" in the New Beverly Prospectus.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS


     The following unaudited pro forma combined condensed statements of income give effect to the Merger and certain acquisitions made by Capstone since January 1, 1996 and PCA's acquisition of IPC on January 1, 1997 as though such acquisitions occurred on January 1, 1996. The unaudited pro forma combined condensed balance sheet at June 30, 1997 gives effect to the Merger as if it occurred on June 30, 1997. This pro forma information has been prepared utilizing the audited historical consolidated financial statements of Capstone and PCA for the year ended December 31, 1996 and unaudited historical condensed consolidated financial statements of Capstone and PCA for the six months ended June 30, 1997. The Merger will be accounted for under the purchase method of accounting and will be treated as a "reverse merger/acquisition" of Capstone by Beverly (after giving effect to the restructuring and the Distribution) for accounting and financial reporting purposes. Therefore, this pro forma information reflects the adjustment of Capstone's assets and liabilities to their fair values in accordance with the purchase method of accounting. As a result of this treatment, the historical pre-Merger financial statements of the Surviving Corporation will be those of Beverly's Institutional Pharmacy Business rather than those of Capstone. This information should be read in conjunction with the historical financial statements and notes thereto of Capstone and PCA, which appear elsewhere herein. Reference is also made to the unaudited pro forma condensed financial statements appearing in the New Beverly Prospectus reflecting the spin-off of New Beverly from Beverly. The pro forma financial data are provided for comparative purposes only and are not necessarily indicative of the results which would have occurred had the acquisitions or the Transactions been consummated on January 1, 1996, nor are they necessarily indicative of future results.


          PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               YEAR ENDED DECEMBER 31, 1996
                                                             ----------------------------------------------------------------
                                                                                    ACQUISITION         MERGER
                                                             CAPSTONE     PCA      ADJUSTMENTS(1)   ADJUSTMENTS(2)    TOTAL
                                                             --------   --------   --------------   --------------   --------
Net operating revenues.....................................  $144,398   $516,400      $156,196         $     --      $816,994
Cost of goods sold.........................................   85,532     280,468        86,859               --       452,859
                                                             --------   --------      --------         --------      --------
Gross profit...............................................   58,866     235,932        69,337               --       364,135
Operating expenses:
  Selling, general and administrative......................   46,838     184,751        54,597               --       286,186
  Depreciation and amortization............................    4,634      16,392         6,416            2,897(3)     30,339
  Restructuring charges....................................    2,825          --            --               --         2,825
                                                             --------   --------      --------         --------      --------
        Total operating expenses...........................   54,297     201,143        61,013            2,897       319,350
                                                             --------   --------      --------         --------      --------
Income from operations.....................................    4,569      34,789         8,324           (2,897)       44,785
Non-operating expense, net:
  Acquisition financing fees and expenses..................    4,574          --            --               --         4,574
  Interest, net............................................    1,900        (166)        5,027           17,055(4)     23,816
  Other (income) expense, net..............................     (149)         --           174               --            25
                                                             --------   --------      --------         --------      --------
        Total non-operating expenses, net..................    6,325        (166)        5,201           17,055        28,415
                                                             --------   --------      --------         --------      --------
Income (loss) before provision for (benefit from) income
  taxes....................................................   (1,756)     34,955         3,123          (19,952)       16,370
Provision for (benefit from) income taxes..................   (5,121)     14,668         2,033           (6,822)(6)     4,758
                                                             --------   --------      --------         --------      --------
Income from continuing operations..........................  $ 3,365    $ 20,287      $  1,090         $(13,130)     $ 11,612
                                                             ========   ========      ========         ========      ========
Per share data (primary)(7):
  Earnings per share from continuing operations............  $  0.15                                                 $   0.14
                                                             ========                                                ========
  Weighted average shares outstanding......................   22,917                    13,022           50,000        85,939
                                                             ========                 ========         ========      ========
Per share data (fully diluted)(7):
  Earnings per share from continuing operations............  $  0.14                                                 $   0.13
                                                             ========                                                ========
  Weighted average shares outstanding......................   23,215                    13,022           50,000        86,237
                                                             ========                 ========         ========      ========

                                                           SIX MONTHS ENDED JUNE 30, 1997
                                          ----------------------------------------------------------------
                                                                 ACQUISITION         MERGER
                                          CAPSTONE     PCA      ADJUSTMENTS(1)   ADJUSTMENTS(2)    TOTAL
                                          --------   --------   --------------   --------------   --------
Net operating revenues..................  $146,486   $301,328       $5,343          $    --       $453,157
Cost of goods sold......................   81,952     162,397        3,331               --        247,680
                                          --------   --------       ------          -------       --------
Gross profit............................   64,534     138,931        2,012               --        205,477
Operating expenses:
  Selling, general and administrative...   47,754     101,438        1,414               --        150,606
  Depreciation and amortization.........    4,917       9,908          169            1,448(3)      16,442
  Merger related costs..................    1,659          --           --           (1,659)(5)         --
                                          --------   --------       ------          -------       --------
        Total operating expenses........   54,330     111,346        1,583             (211)       167,048
                                          --------   --------       ------          -------       --------
Income from operations..................   10,204      27,585          429              211         38,429
Non-operating expenses, net:
  Interest, net.........................    2,961          49          382            8,743(4)      12,135
  Other income..........................     (155)         --           (1)              --           (156)
                                          --------   --------       ------          -------       --------
        Total non-operating expenses....    2,806          49          381            8,743         11,979
                                          --------   --------       ------          -------       --------
Income before provision for income
  taxes.................................    7,398      27,536           48           (8,532)        26,450
Provision for income taxes..............    3,349      11,421           29           (3,497)(6)     11,302
                                          --------   --------       ------          -------       --------
Income from continuing operations.......  $ 4,049    $ 16,115       $   19          $(5,035)      $ 15,148
                                          ========   ========       ======          =======       ========
Per share data (primary)(7):
  Earnings per share from continuing
    operations..........................  $  0.11                                                 $   0.18
                                          ========                                                ========
  Weighted average shares outstanding...   36,416                                    50,000         86,416
                                          ========                                  =======       ========
Per share data (fully diluted)(7):
  Earnings per share from continuing
    operations..........................  $  0.11                                                 $   0.17
                                          ========                                                ========
  Weighted average shares outstanding...   36,802                                    50,000         86,802
                                          ========                                  =======       ========

      NOTES TO PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME


(1) Represents the pro forma effects of certain acquisitions made by Capstone since January 1, 1996 as though they occurred on January 1, 1996, and the pro forma effect of the acquisition of IPC by PCA on January 1, 1997 as though it occurred on January 1, 1996. The table below summarizes the pro forma effects of these acquisitions:


                                                   YEAR ENDED DECEMBER 31, 1996           SIX MONTHS ENDED JUNE 30, 1997
                                              --------------------------------------   ------------------------------------
                                                CAPSTONE         PCA                     CAPSTONE         PCA
                                              ACQUISITIONS   ACQUISITION     TOTAL     ACQUISITIONS   ACQUISITION    TOTAL
                                              ------------   ------------   --------   ------------   ------------   ------
    Net operating revenues..................    $138,757       $17,439      $156,196      $5,343              --     $5,343
    Cost of goods sold......................      76,485        10,374        86,859       3,331              --      3,331
                                                --------       -------      --------      ------        --------     ------
    Gross profit............................      62,272         7,065        69,337       2,012              --      2,012

    Income from operations..................       8,276            48         8,324         429              --        429
    Non-operating expenses, net.............       5,117            84         5,201         381              --        381
                                                --------       -------      --------      ------        --------     ------
    Income (loss) before provision for
      (benefit from) income taxes...........       3,159           (36)        3,123          48              --         48
    Net income (loss).......................    $  1,112       $   (22)     $  1,090      $   19              --     $   19
                                                ========       =======      ========      ======        ========     ======

(2) Represents the pro forma effects of the Merger as though it occurred on January 1, 1996.

(3) Represents amortization associated with the excess of purchase price over the estimated fair value of net assets acquired in the Merger calculated on a straight line basis over 40 years.

(4) Represents interest expense on borrowings under a new bank credit facility to be entered into in conjunction with the Merger using an expected annual interest rate of six month LIBOR plus 50 basis points during the respective periods, and amortization, over the expected five-year term of such bank credit facility, of approximately $1.5 million of deferred financing costs expected to be incurred in conjunction with such borrowings. Borrowings under the new bank credit facility are expected to initially include $275 million to partially repay PCA's intercompany balance to Beverly. If the LIBOR rate were to increase by 1/2%, pro forma interest expense would increase by approximately $1,375,000 and $688,000, respectively, for the year ended December 31, 1996 and the six months ended June 30, 1997. The historical statements of income for PCA do not include any interest expense on the average outstanding intercompany balances due Beverly of approximately $315,500,000, $272,900,000, $34,100,000, $322,800,000 and
    $311,300,000 for the years ended December 31, 1996, 1995 and 1994 and the six-month periods ended June 30, 1997 and 1996, respectively. (See Note 9 to the PCA consolidated financial statements).

(5) Represents elimination of Merger costs recognized in the operations of Capstone during the period ended June 30, 1997. These costs have been removed for pro forma purposes due to their non-recurring nature.

(6) Represents the tax effect on pro forma adjustments, excluding (i) the adjustment related to amortization of nondeductible goodwill generated in the Merger, and (ii) the adjustment related to removal of non-recurring Merger costs, using a 40% statutory tax rate.

(7) Pro forma earnings per share and weighted average shares outstanding are based upon historical Capstone Common Stock and common stock equivalents adjusted for common stock issued in conjunction with Capstone's acquisitions since January 1, 1996, and the conversion of shares of Beverly Common Stock into 50 million shares of Capstone Common Stock.

              PRO FORMA UNAUDITED COMBINED CONDENSED BALANCE SHEET
                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                           MERGER
                                                   CAPSTONE     PCA      ADJUSTMENTS       TOTAL
                                                   --------   --------   -----------      --------
Current assets:
  Cash and cash equivalents......................  $ 10,366   $  6,668    $  (1,500)(1)   $ 15,534
  Accounts receivable, less allowance for
     doubtful accounts...........................    69,174    109,798           --        178,972
  Notes and other receivables, less allowance for
     doubtful accounts...........................        --        873           --            873
  Inventories....................................    20,285     25,322           --         45,607
  Prepaid expenses and other.....................     6,943        494           --          7,437
                                                   --------   --------    ---------       --------
          Total current assets...................   106,768    143,155       (1,500)       248,423
Property and equipment, net......................    12,370     35,215           --         47,585
Other assets:
  Goodwill, net..................................   240,120    290,931       16,500(2)     646,930
                                                                             99,379(3)
  Systems development, net.......................        --      4,720           --          4,720
  Other, net.....................................     2,185      7,525        1,500(1)      11,210
                                                   --------   --------    ---------       --------
          Total other assets.....................   242,305    303,176      117,379        662,860
                                                   --------   --------    ---------       --------
          Total assets...........................  $361,443   $481,546    $ 115,879       $958,868
                                                   ========   ========    =========       ========

                                                                           MERGER
                                                   CAPSTONE     PCA      ADJUSTMENTS       TOTAL
                                                   --------   --------   -----------      --------
Current liabilities:
  Accounts payable and accrued expenses..........  $ 17,871   $ 27,243    $      --       $ 45,114
  Other accrued liabilities......................     1,993      6,639        8,500(2)      17,132
  Current portion of long-term obligations.......     2,577      1,195           --          3,772
                                                   --------   --------    ---------       --------
          Total current liabilities..............    22,441     35,077        8,500         66,018
Long term obligations............................    96,718      1,588      275,000(1)     373,306
Other liabilities and deferred items.............     2,734         --           --          2,734
Deferred income taxes payable....................        --      4,046           --          4,046
Due to Parent....................................        --    333,115     (333,115)(1)         --
                                                   --------   --------    ---------       --------
          Total liabilities......................   121,893    373,826      (49,615)       446,104
Stockholders' equity:
  Common stock...................................       337          1          500(4)         837
                                                                               (337)(3)
                                                                                336(5)
  Additional paid-in capital.....................   244,320      3,866         (500)(4)    408,074
                                                                           (244,320)(3)
                                                                               (336)(5)
                                                                            338,929(3)
                                                                              8,000(2)
                                                                             58,115(1)
  Retained earnings..............................    (5,107)   103,853        5,107(3)     103,853
                                                   --------   --------    ---------       --------
          Total stockholders' equity.............   239,550    107,720      165,494        512,764
                                                   --------   --------    ---------       --------
          Total liabilities and stockholders'
            equity...............................  $361,443   $481,546    $ 115,879       $958,868
                                                   ========   ========    =========       ========

         NOTES TO PRO FORMA UNAUDITED COMBINED CONDENSED BALANCE SHEET

(1) Represents the net effects of: (i) borrowings of $275 million under a new bank credit facility to be entered into in conjunction with the Merger, with the proceeds used to repay a portion of PCA's "Due to Parent" balance; (ii) eliminating the remaining "Due to Parent" balance as a contribution to capital; and (iii) recording deferred financing costs incurred in conjunction with the new bank credit facility.


(2) Represents the recording of additional estimated Merger costs, as follows:


PCA's estimated Merger costs to be capitalized
into the purchase price (in thousands):
  Investment banker fees................  $ 5,200
  Professional fees and other
     Merger-related costs...............    2,800
                                          -------
                                            8,000
                                          -------
Capstone's Merger costs (assuming none
  of such costs are deductible for tax
  purposes) to be recognized in the
  operations of Capstone prior to the
  Merger (which costs have not been
  included in the pro forma unaudited
  combined condensed statements of
  income due to their nonrecurring
  nature) (in thousands):
  Investment banker fees................    3,000
  Professional fees.....................    2,000
  Other Merger-related costs............    3,500
                                          -------
                                            8,500
                                          -------
          Total estimated Merger
           costs........................  $16,500
                                          =======

(3) Represents the reverse merger/acquisition of Capstone by Beverly (after giving effect to the restructuring and the Distribution) based upon Capstone's 33,682,363 shares of outstanding common stock as of June 30, 1997, valued at the average closing price for the five-day period from April 14 through April 18 of $10.0625, and the elimination of Capstone's net assets.

    The components of the purchase price are presented below (in thousands):

Fair value of Capstone Common Stock.....  $338,929
Estimated PCA Merger cost...............     8,000
                                          --------
          Total purchase cost...........   346,929

Historical book value of Capstone.......   239,550
Adjustment of historical book value of
  net assets of Capstone................    (8,500)
                                          --------
  Purchase adjusted value of net
     assets.............................   231,050
                                          --------
Excess of purchase price over the
  estimated fair value of net assets
  acquired..............................   115,879
Less: Estimated Merger costs recorded as
  part of footnote (3) above............   (16,500)
                                          --------
  Remaining purchase price adjustment to
     be recorded........................  $ 99,379
                                          ========

(4) Represents the issuance of 50 million shares of Capstone Common Stock.

(5) Represents the elimination of PCA common stock and additional paid-in capital.

                          THE CAPSTONE SPECIAL MEETING

DATE, TIME AND PLACE


     The Capstone Special Meeting will be held on November 20, 1997 at 9:00 a.m., local time, at the Hotel Intercontinental, 111 East 48th Street, New York, New York 10017.


PURPOSE OF CAPSTONE SPECIAL MEETING


     This Joint Proxy Statement/Prospectus is being furnished to the stockholders of Capstone in connection with the solicitation of proxies on behalf of the Board of Directors of Capstone for use at the Capstone Special Meeting to be held on November 20, 1997 at the time and place specified in the accompanying Notice of Special Meeting of Capstone stockholders, or any adjournments or postponements thereof. At the Capstone Special Meeting, the stockholders of Capstone will be asked to vote upon:


        1. Approval and adoption of the Merger Agreement pursuant to which, among other things: (i) following the Distribution, Beverly, whose sole remaining business following the completion of the Distribution will consist of the Institutional Pharmacy Business conducted through PCA, will merge with and into Capstone, with Capstone as the Surviving Corporation; and (ii) Capstone will issue 50 million shares of Capstone Common Stock to Beverly stockholders, assume approximately $275 million in PCA debt, and assume options covering an aggregate of approximately 700,000 shares (subject to adjustment) of Beverly Common Stock; (the "Merger Proposal");

        2. Approval and adoption of the Amendment pursuant to which: (i) the shares of Capstone Common Stock authorized for issuance will be increased from 50 million to 300 million; (ii) the Board of Directors of Capstone will be divided into three classes with one class standing for re-election in each successive year; (iii) stockholders will be permitted to call special meetings only with the consent of stockholders owning not less than 25% of the outstanding shares of Capstone; (iv) business conducted at special meetings of stockholders will be limited to the matters described in the notice of the meeting; and (v) the name of the Surviving Corporation will be changed to PharMerica, Inc. (the "Amendment Proposal"). Although the Amendment Proposal will be voted on separately from the Merger Proposal, the Amendment will not take effect unless the Merger Proposal is approved and the Merger is consummated;


        3. Approval and adoption of an amendment to the Capstone Incentive Plan, pursuant to which Capstone will be able to grant phantom stock and the number of shares of Capstone Common Stock reserved for issuance will increase from 4 million to 10 million (the "Capstone Incentive Plan Proposal"). Although the Capstone Incentive Plan Proposal will be voted on separately from the Merger Proposal, the Capstone Incentive Plan will not take effect unless the Merger Proposal is approved and the Merger is consummated;


        4. Approval and adoption of the Capstone Purchase Plan pursuant to which certain eligibility requirements will be modified and the number of shares of Capstone Common Stock reserved for issuance will increase from 200,000 to 400,000 (the "Capstone Purchase Plan Proposal"). Although the Capstone Purchase Plan Proposal will be voted on separately from the Merger Proposal, the amendment to the Capstone Purchase Plan will not take effect unless the Merger Proposal is approved and the Merger is consummated;

        5. Approval of the Capstone Adjournment Proposal; and

        6. Such other business as may properly come before the Capstone Special Meeting or any adjournment or postponement thereof.

     Pursuant to the Merger Agreement, at the Effective Time, Beverly will merge with and into Capstone, with Capstone as the Surviving Corporation, and the shares of Beverly Common Stock outstanding prior to the Merger will be canceled and converted into the right to receive an aggregate of 50 million shares of Capstone Common Stock. See "The Merger."

     For more information regarding the Merger and related transactions and certain effects of the Merger, see "The Distribution and Other Pre-Merger Transactions," "The Merger," "Post-Closing Arrangements," "Certain Tax Considerations," "Effect of the Transactions on Employees and Employee Benefits -- Employee Benefit Agreement," and "Comparative Rights of Stockholders."

     Under the DGCL, holders of Capstone Common Stock are NOT entitled to appraisal rights in connection with the Transactions. See "Comparative Rights of Stockholders -- No Appraisal Rights."

     THE BOARD OF DIRECTORS OF CAPSTONE HAS UNANIMOUSLY APPROVED THE MERGER PROPOSAL AND UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS VOTE FOR THE APPROVAL OF SUCH PROPOSAL. SEE "CERTAIN CONSIDERATIONS RELATED TO THE TRANSACTIONS."

     For more information on the Amendment Proposal, the Capstone Incentive Plan Proposal and the Capstone Purchase Plan Proposal, including the Capstone Board of Directors' recommendation on voting, see "Other Capstone Proposals."

CAPSTONE SPECIAL MEETING RECORD DATE; VOTING RIGHTS; PROXIES


     Capstone stockholders of record at the close of business on October 13, 1997 are entitled to notice of and to vote at the Capstone Special Meeting or any adjournment or postponement thereof. Each stockholder is entitled to one vote per share of Capstone Common Stock held of record on the Capstone Special Meeting Record Date with respect to each of the Merger Proposal, the Amendment Proposal, the Capstone Plan Proposal, and each other matter properly submitted for consideration at the Capstone Special Meeting. As of the Capstone Special Meeting Record Date, there were 34,976,642 shares of Capstone Common Stock outstanding and entitled to vote which were held by approximately 373 holders of record. Capstone stockholders are entitled to cast their votes at the Capstone Special Meeting in person or by properly executed proxies.


VOTING OF PROXIES

     All properly executed proxies received prior to or at the Capstone Special Meeting from holders of Capstone Common Stock who are entitled to vote and are represented at the Capstone Special Meeting and not revoked will be voted at such meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR approval and adoption of the Merger Proposal, the Amendment Proposal and the Capstone Plan Proposal.

     If any other matters are properly presented at the Capstone Special Meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote on such matters in accordance with their best judgment (unless authorization to use such discretion is withheld). Capstone is not aware of any matters expected to be presented at the Capstone Special Meeting other than as described in the Notice of Capstone Special Meeting of Stockholders.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Capstone (including by telegram or facsimile), before the taking of the vote at the Capstone Special Meeting, a written notice of revocation bearing a later date than the date of the proxy or by giving notice of revocation in open meeting, (ii) duly executing a later-dated proxy relating to the same shares of Capstone Common Stock and delivering it to the Secretary of Capstone (including by telegram or facsimile) before the taking of the vote at the Capstone Special Meeting, or (iii) attending the Capstone Special Meeting and voting in person. In order to vote in person at the Capstone Special Meeting, Capstone stockholders must attend the meeting and cast their votes in accordance with the voting procedures established for such meeting. Attendance at the Capstone Special Meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent to Capstone's transfer agent at: First Union National Bank, 1525 W.T. Harris Blvd., Charlotte, North Carolina 28288, Attention: Lynn Ballard. Capstone stockholders who require assistance in changing or revoking a proxy should contact James D. Shelton, Secretary, by telephone at (972) 401-1541.

REQUIRED VOTE

     Under the DGCL, the affirmative vote of a majority of the issued and outstanding shares of Capstone Common Stock is required to approve the Merger Proposal and the Amendment Proposal. The affirmative vote of a majority of the shares of Capstone Common Stock present and entitled to vote at the Capstone Special Meeting is required to approve the Capstone Incentive Plan Proposal and the Capstone Purchase Plan Proposal. The presence, either in person or by properly executed proxy, of a majority of the outstanding shares of Capstone Common Stock as of the Capstone Special Meeting Record Date is necessary to constitute a quorum at the Capstone Special Meeting.

     Abstentions and broker non-votes (i.e., shares of Capstone Common Stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power or (ii) the record holder has indicated on the proxy card or otherwise notified Capstone that such record holder does not have authority to vote on that matter) are counted for purposes of determining the presence or absence of a quorum for the transaction of business. In accordance with the DGCL, proxies that reflect abstentions as to a particular proposal will be treated as voted for the purpose of determining whether the proposal is approved or rejected and will have the same effect as a vote against that proposal, while proxies that reflect broker non-votes will not be counted as votes cast for determining the outcome of the proposal.

PROXY SOLICITATION

     Capstone will pay for the cost of solicitation of proxies on behalf of the Board of Directors of Capstone. In addition to soliciting proxies by mail, directors, officers, and employees of Capstone may solicit proxies in person or by telephone, telecopy, telegram, or other means of communication. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of proxy solicitation material to beneficial owners of shares of Capstone Common Stock held of record by such persons as of the Capstone Special Meeting Record Date, and Capstone may reimburse such custodians, nominees, and fiduciaries for reasonable expenses incurred in connection therewith. Capstone has retained Corporate Communications as a proxy solicitor at an estimated cost not to exceed $5,000 to assist in its solicitation of proxies from Capstone stockholders.

DEADLINE FOR SUBMITTING CAPSTONE STOCKHOLDER PROPOSALS

     Proposals of Capstone stockholders intended for consideration at Capstone's 1998 Annual Meeting of Stockholders must be received by Capstone's executive offices at 9901 East Valley Ranch Parkway, Suite 3001, Irving, Texas 75063, no later than February 3, 1998, if any such proposal is to be eligible for inclusion in Capstone's proxy materials for that Annual Meeting of Stockholders.

                          THE BEVERLY SPECIAL MEETING

DATE, TIME AND PLACE


     The Beverly Special Meeting will be held on November 20, 1997 at 11:00 a.m., local time, at the Holiday Inn, Fort Smith, Arkansas.


PURPOSE OF BEVERLY SPECIAL MEETING


     This Joint Proxy Statement/Prospectus is being furnished to the stockholders of Beverly in connection with the solicitation of proxies on behalf of the Board of Directors of Beverly for use at the Beverly Special Meeting to be held on November 20, 1997 at the time and place specified in the accompanying Notice of Special Meeting of Beverly stockholders, or any adjournments or postponements thereof. At the Beverly Special Meeting, the stockholders of Beverly will be asked to vote upon:


        (1) Approval and adoption of the Distribution Agreement and the transactions contemplated thereby, including (a) the restructuring, pursuant to which all of Beverly's Remaining Healthcare Business will be transferred or contributed to New Beverly, and (b) the Distribution, pursuant to which all of the New Beverly Common Stock will be distributed to the stockholders of Beverly (the "Distribution Proposal");

        (2) Approval and adoption of the Merger Agreement pursuant to which Beverly (whose sole remaining business after the Distribution will consist of the Institutional Pharmacy Business operated by PCA) will merge with and into Capstone, with Capstone as the Surviving Corporation, and with Beverly's stockholders to receive Capstone Common Stock in exchange for their Beverly Common Stock, in accordance with the terms of the Merger Agreement (the "Merger Proposal");

        (3) Approval and adoption of the New Beverly 1997 Incentive Plan;

        (4) Approval and adoption of the New Beverly Directors Plan;

        (5) Approval of the Beverly Adjournment Proposal; and

        (6) Such other business as may properly come before the Beverly Special Meeting or any adjournments or postponements thereof.

     Immediately prior to the Effective Time of the Merger, Beverly will distribute all of the New Beverly Common Stock to holders of Beverly Common Stock, whereby each stockholder of Beverly will receive one share of New Beverly Common Stock for each share of Beverly Common Stock held by such stockholder as of the Distribution Record Date. See "The Distribution and Other Pre-Merger Transactions -- Consummation of the Distribution; Treatment of Beverly Stock Options, Phantom Shares, Performance Shares, and Restricted Shares." Pursuant to the Merger Agreement, at the Effective Time, Beverly will merge with and into Capstone, with Capstone as the Surviving Corporation, and each share of Beverly Common Stock outstanding prior to the Merger, together with the associated Rights (as defined in the Merger Agreement), will be canceled and converted into the right to receive an amount of shares of Capstone Common Stock equal to the Conversion Number. Based on 114,241,077 shares of Beverly Common Stock outstanding, which assumes exercise of vested options having exercise prices less than the current market value of Beverly Common Stock, on August 31, if the Merger had occurred on August 31, the Conversion Number would be .44. See "The Merger -- General."

     The Distribution Proposal and the Merger Proposal will be considered and voted on separately by Beverly stockholders, but neither the Merger nor the Distribution will be effected unless both Transactions are approved by Beverly stockholders. The Distribution will not take place unless and until all other conditions to the Merger (other than the occurrence of the Distribution itself and the filing of a Certificate of Merger with the Delaware Secretary of State) have been satisfied, including stockholder approval of both the Distribution Proposal and the Merger Proposal. It is anticipated that the Distribution will not be effected until immediately prior to the Effective Time of the Merger. Additionally, the New Beverly Plan Proposals will not be implemented if the Merger and Distribution are not effected.

     THE BOARD OF DIRECTORS OF BEVERLY HAS UNANIMOUSLY APPROVED THE DISTRIBUTION PROPOSAL, THE MERGER PROPOSAL AND THE NEW BEVERLY PLAN PROPOSALS, AND UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS VOTE FOR THE APPROVAL OF SUCH PROPOSALS.

BEVERLY SPECIAL MEETING RECORD DATE; VOTING RIGHTS; PROXIES


     Beverly stockholders of record at the close of business on September 25, 1997 are entitled to notice of and to vote at the Beverly Special Meeting or any adjournment or postponement thereof. Each stockholder is entitled to one vote per share of Beverly Common Stock held of record on the Beverly Special Meeting Record Date with respect to each of the Distribution Proposal, the Merger Proposal, the New Beverly Plan Proposals and each other matter properly submitted for consideration at the Beverly Special Meeting. As of the Beverly Special Meeting Record Date, there were 109,738,446 shares of Beverly Common Stock outstanding and entitled to vote which were held by approximately 6,271 holders of record. Beverly stockholders are entitled to cast their votes at the Beverly Special Meeting in person or by properly executed proxies.


VOTING OF PROXIES

     All properly executed proxies received prior to or at the Beverly Special Meeting from holders of Beverly Common Stock who are entitled to vote and are represented at the Beverly Special Meeting and not revoked will be voted at such meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR approval and adoption of the Distribution Proposal, the Merger Proposal and the New Beverly Plan Proposals.

     There is a possibility that a motion may be considered at the Beverly Special Meeting which would adjourn the Beverly Special Meeting for the purpose of soliciting additional proxies in favor of the Distribution Proposal, the Merger Proposal and the New Beverly Plan Proposals. Accordingly, stockholders of Beverly are being asked to vote in favor of any such proposal that may be brought before the Beverly Special Meeting.

     If any other matters are properly presented at the Beverly Special Meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote on such matters in accordance with their best judgment (unless authorization to use such discretion is withheld). Beverly is not aware of any matters expected to be presented at the Beverly Special Meeting other than as described in the Notice of Beverly Special Meeting of Stockholders.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Beverly, before the taking of the vote at the Beverly Special Meeting, a written notice of revocation bearing a later date than the date of the proxy or by giving notice of revocation in open meeting, (ii) duly executing a later-dated proxy relating to the same shares of Beverly Common Stock and delivering it to the Secretary of Beverly, before the taking of the vote at the Beverly Special Meeting, or (iii) attending the Beverly Special Meeting and voting in person. In order to vote in person at the Beverly Special Meeting, Beverly stockholders must attend the meeting and cast their votes in accordance with the voting procedures established for such meeting. Attendance at the Beverly Special Meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent to: Beverly Enterprises, Inc., 5111 Rogers Avenue, Suite 40-A, Fort Smith, AR 72919-0155, Attention: Robert W. Pommerville, Secretary. Beverly stockholders who require assistance in changing or revoking a proxy should contact Mr. Pommerville by telephone at (501) 452-6712.

REQUIRED VOTE

     Under the DGCL, the affirmative vote of a majority of the issued and outstanding shares of Beverly Common Stock is required to approve the Merger Proposal and the affirmative vote of a majority of the issued and outstanding shares of Beverly Common Stock is required to approve the Distribution Proposal. The affirmative vote of a majority of the shares of Beverly Common Stock present and entitled to vote thereon at the Beverly Special Meeting is required to approve the New Beverly Plan Proposals and the Adjournment Proposal. The presence, either in person or by properly executed proxy, of a majority of the outstanding shares of Beverly Common Stock as of the Beverly Special Meeting Record Date is necessary to constitute a quorum at the Beverly Special Meeting.

     Abstentions and broker non-votes (i.e., shares of Beverly Common Stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power, or (ii) the record holder has indicated on the proxy card or otherwise notified Beverly that such record holder does not have authority to vote on that matter) are counted for purposes of determining the presence or absence of a quorum for the transaction of business. In accordance with the DGCL, proxies that reflect abstentions as to a particular proposal will be treated as voted for the purpose of determining whether the proposal is approved or rejected and will have the same effect as a vote against that proposal, while proxies that reflect broker non-votes will not be counted as votes cast for determining the outcome of the proposal.

     Under the DGCL, holders of Beverly Common Stock are not entitled to appraisal rights in connection with the Transactions.

PROXY SOLICITATION

     Beverly will pay for the cost of solicitation of proxies on behalf of the Board of Directors of Beverly, including expenses incurred in the printing, mailing and filing (including without limitation, SEC filing fees, fees related to any state securities or "blue sky" laws and stock exchange listing application fees) as to the New Beverly Prospectus, and Capstone will pay for the cost of solicitation of proxies on behalf of the Board of Directors of Capstone, including expenses incurred in the printing, mailing and filing (including without limitation, SEC filing fees, fees related to any state securities or "blue sky" laws and stock exchange listing application fees) as to the Joint Proxy Statement/Prospectus and the registration statement of which it is a part. In addition to soliciting proxies by mail, directors, officers and employees of Beverly may solicit proxies in person or by telephone, telecopy, telegram or other means of communication. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of proxy solicitation material to beneficial owners of shares of Beverly Common Stock held of record by such persons as of the Beverly Special Meeting Record Date, and Beverly may reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. Beverly has retained Georgeson & Co. as a proxy solicitor at an estimated cost not to exceed $10,000, plus reimbursement of expenses, to assist in its solicitation of proxies from Beverly stockholders.

DEADLINE FOR SUBMITTING BEVERLY STOCKHOLDER PROPOSALS

     Under the rules of the Securities and Exchange Commission, the date by which proposals of stockholders intended to be presented at the 1998 annual meeting must be received by Beverly for inclusion in its proxy statement and form of proxy relating to that meeting is December 30, 1997.

     Under the Bylaws of Beverly, certain procedures are provided which a stockholder must follow to nominate persons for election as directors or to introduce an item of business at the annual meeting. These procedures provide, generally, that stockholders desiring to make nominations for directors, and/or bring a proper subject of business before the meeting, must do so by written notice timely received not less than 75 days prior to such meeting by the Secretary of Beverly containing the name and address of the stockholder, and a representation that the stockholder is a holder of record and intends to appear in person or by proxy at the meeting. If the notice relates to a nomination for director, it must also set forth the name and address of any nominee(s), all arrangements or understandings between the stockholder and each nominee, and any other person(s) naming such person(s) pursuant to which the nomination(s) are to be made, such other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Beverly Board of Directors, and the consent of each nominee to serve. Notice of an item of business shall include a brief description of the proposed business, the reasons for conducting such business at the annual meeting, and any material interest of the stockholder in such business.

     The Chairman of the annual meeting may refuse to allow the transaction of any business not presented, or to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

     It is currently expected that the 1998 annual meeting will be held on or about May 28, 1998, in which event any advance notice of nominations for directors and items of business (other than the proposals intended to be included in the proxy statement and form of proxy, which is noted above, must be received by December 30, 1997) must be given by stockholders by March 14, 1998. Beverly does, however, retain the right to change this date as it, in its sole discretion, may determine. Notice of any change will be furnished to stockholders prior to the expiration of the seventy-five day advance notice period referred to above.

               CERTAIN CONSIDERATIONS RELATED TO THE TRANSACTIONS

BACKGROUND OF THE TRANSACTIONS

     Beverly and Capstone regularly consider the acquisition or development of new businesses and review the prospects for their existing businesses. Since the beginning of 1995, Capstone has aggressively pursued opportunities for growth, believing that the institutional pharmacy industry is in a period of rapid consolidation and that growth is crucial to providing high quality, low cost services. Beverly has for several years believed that the trading prices for Beverly Common Stock do not adequately reflect the intrinsic value of the Institutional Pharmacy Business operated by PCA. Beginning in 1994, and continuing into 1997, Beverly has explored various strategies to realize the value of the Institutional Pharmacy Business, including an initial public offering ("IPO") of PCA common stock, a possible transaction to spin-off PCA stock to Beverly stockholders, and various business combinations.

     Beverly management has believed that separating its Institutional Pharmacy Business from its Remaining Healthcare Business would eliminate the perception of PCA as a captive subsidiary of Beverly and thereby open substantial new markets and potential customers to PCA. Beverly management also believed that in connection with any separation of the Institutional Pharmacy Business into a free-standing publicly traded company, it was important that there exist a reasonably liquid trading market for the equity securities of PCA. Furthermore, Beverly management believed that an adequate base of independent investment research information would need to be available in the market place in order for investors to better understand the Institutional Pharmacy Business, and that stockholder interests would be best served if the total market capitalization of the entity resulting from any such separation was of a sufficient size to attract interest from independent research sources regarding the business and prospects of PCA. In early 1995, Beverly management began exploring alternative means of maximizing for stockholders the value of its Institutional Pharmacy Business, and began evaluating a possible spin-off or other distribution of PCA to Beverly stockholders, an initial public offering of PCA capital stock or a business combination of PCA with another institutional pharmacy company.

     In April, 1995, recognizing that market price-to-earnings multiples are typically higher for companies in the institutional pharmacy business than for those in the long-term care business, Beverly announced its intention to spin-off PCA to its stockholders. However, these intentions were hindered by operating and management difficulties which developed at PCA during the second quarter of 1995. These difficulties were primarily the result of problems encountered in integrating the operations of the institutional pharmacy businesses of Synetic, Inc. and Insta-Care Holdings, Inc., both of which were acquired by PCA in the fourth quarter of 1994, as well as changes in management and internal restructuring of operations within PCA during 1995. As a result of these difficulties, Beverly's Board of Directors determined in mid-1995 to defer the implementation of its plan to separate PCA from Beverly until the integration of recent acquisitions and management and organizational restructuring had been completed and implemented. In connection with the restructuring, Dr. Renschler was named as chief executive officer of PCA in June 1996.

     Once PCA's integration of acquisitions and restructuring were completed after mid-1996, Beverly's management resumed evaluating the possibility of distributing Beverly's Institutional Pharmacy Business in a tax-free distribution. Beverly's management decided to evaluate alternative PCA separation plans, including an IPO of PCA common stock, to be followed later by a distribution of the remaining PCA common stock to Beverly Stockholders, or a business combination of PCA with another institutional pharmacy business.

     Following preliminary discussions initiated by Capstone and its financial advisor in the fall of 1996 regarding a possible transaction, financial advisors and representatives of Beverly and Capstone met on December 6, 1996, and discussed the possibility of a tax-free reorganization using a "Morris Trust" structure. Capstone's and Beverly's representatives agreed that any business combination transaction would include only Beverly's Institutional Pharmacy Business. Within a week of that meeting, a confidentiality agreement was signed and preliminary financial information was exchanged by the parties. Representatives of Beverly and Capstone, and their respective financial advisors, met again on December 17, 1996 and January 22, 1997 to discuss the possible structure of a transaction and to begin discussing preliminary valuation ranges. Additional due diligence was performed by various representatives of Beverly and Capstone beginning January 22, 1997.

     In February and early March 1997, Beverly's management and outside counsel, together with PCA representatives and representatives of an investment banking firm and its counsel, also began discussions and held due diligence meetings in Dallas, Texas and Tampa, Florida concerning plans for a possible initial public offering of approximately 20% of the common stock of PCA, to be followed within three to six months thereafter by a spin-off of the remaining common stock of PCA to Beverly stockholders.


     In February 1997, Beverly management apprised the Beverly Board of Directors of certain non-binding expressions of interest by Capstone and three other publicly owned companies in the institutional pharmacy industry and related healthcare fields regarding a possible transaction involving a "Morris Trust" structure. These expressions of interest were primarily in response to inquiries and discussions initiated by Beverly's financial advisors, who had recommended such a transaction structure to Beverly. Discussions with these parties focused primarily on valuation issues, and no discussions with other parties produced valuations as high as the levels agreed to between Beverly and Capstone. In addition to reporting on discussions with third parties, Beverly management reported to the Beverly Board of Directors the possibility of an alternative transaction which would involve an IPO by Beverly of a minority equity interest in PCA, to be followed by a tax-free spin-off of the balance of PCA Common Stock to Beverly stockholders at some later time. The Beverly Board of Directors authorized management to continue pursuing both alternatives.


     Beverly management continued to evaluate and develop the IPO/spin-off plans while considering the "Morris Trust" structure during February and early March of 1997, until it subsequently became more apparent during the discussions with Capstone that the "Morris Trust" structure was a preferable alternative. Beverly management determined that PCA would likely receive a higher valuation in a transaction with Capstone than in an IPO, that the resulting company would already have a developed public trading market and public research following, as contrasted with no prior trading history or following by established public research analysts in an IPO scenario. Beverly management also believed that the larger size of the resulting company and its larger market capitalization would produce a more significant entity in the institutional pharmacy industry, while at the same time presenting less market risk to Beverly and its stockholders than would be the case if Beverly pursued an IPO of a minority interest in PCA as a stand-alone entity. The Beverly Board of Directors concurred with these views following a discussion of the alternatives with Beverly management.

     On March 11, 1997, representatives of Beverly and Capstone and their financial advisors, met in Fort Smith, Arkansas and began discussing principal business issues, including valuation ranges, merger consideration, management issues and other aspects relating to transactional, due diligence and scheduling matters. The discussions on valuation ranges focused primarily on comparative evaluations among the parties and their advisors of Capstone's and PCA's relative historical and current year business plans relating to revenues, margins and net earnings. The discussions on merger consideration related primarily to the amount of Capstone equity to be received by Beverly stockholders and the amount of PCA debt to be repaid to Beverly and assumed by Capstone.


     On March 17 and 18, 1997, the companies held additional management meetings in Dallas to share additional information. Following the Dallas meetings, the Board of Directors of Capstone was apprised of the potential transaction with Beverly and the progress of discussions through such date, and Capstone's Board authorized management to continue developing a potential transaction with Beverly. Beverly and Capstone began negotiating a merger agreement the week of March 24. During such negotiations the parties discussed the respective values of PCA and Capstone, the allocation of certain Beverly indebtedness to PCA and the management of the Surviving Corporation. On March 27, 1997, Beverly's management updated the Beverly Board of Directors on the progress of negotiations and was authorized to continue discussions with Capstone, as well as to confirm whether there were any other expressions of interest which were likely to lead to serious negotiations regarding a business combination with PCA. Beverly representatives thereafter spoke with representatives of one of the four parties who had originally expressed some interest in PCA, but who had not provided any information on valuation, and Beverly and PCA management, advisors and outside counsel then held a meeting with the other party's management to explore its interests in a "Morris Trust" transaction with

PCA and Beverly. No offers equivalent to the valuation levels being negotiated with Capstone were received from the other party. During the first week of April management determined that these discussions would not produce a valuation of PCA at the levels being negotiated with Capstone, and apprised the Beverly Board of Directors of that fact at a Board meeting held April 15, 1997. Representatives of Beverly and Capstone also resolved several issues related to the potential merger on April 14, 1997, and negotiations concerning a merger agreement continued. The primary issues which were resolved at that time related to provisions in the draft merger agreement dealing with circumstances permitting termination of the agreement by either party prior to closing, the consequences thereof, and the amount and timing of payment of termination fees and expenses by either party to the other in such circumstances. On April 15, 1997, the terms of the proposed Merger (and, with respect to Beverly, the Distribution) were presented to the Boards of Directors of Beverly and Capstone, and following detailed presentations by management and their respective investment bankers, the terms of the Merger (and, with respect to Beverly, the Distribution) were approved by each Board of Directors. An Agreement and Plan of Merger was signed after the close of business on April 15, 1997, and the transaction was publicly announced prior to the opening of the financial markets in New York on April 16, 1997.

THE DISTRIBUTION AND THE MERGER

     Following the approval and adoption of the Distribution Proposal by the stockholders of Beverly and the Merger Proposal by the stockholders of Beverly and Capstone and the satisfaction or waiver of the other conditions to the Merger, (i) on the Distribution Date, Beverly will effect the Distribution, and
(ii) Beverly will be merged with and into Capstone, with Capstone continuing as the Surviving Corporation. The Merger will become effective upon filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware.

BEVERLY'S REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS OF BEVERLY

     The Board of Directors of Beverly believes the Transactions constitute a significant strategic opportunity for both Beverly's Institutional Pharmacy Business and its Remaining Healthcare Business. The Board of Directors of Beverly believes that the terms of the Distribution and the Merger are fair to, and in the best interests of, Beverly and its stockholders. In reaching this determination, the Beverly Board of Directors consulted with Beverly management, as well as financial and legal advisors, and considered the following factors, which were viewed as material:

          (1) The Surviving Corporation is expected to benefit from several operational efficiencies including, but not limited to (a) greater purchasing power with distributors and manufacturers (estimated to range from $8.5 million to $10.0 million), (b) elimination of duplicate functions (estimated to range from $6.0 million to $9.0 million), (c) consolidation of local pharmacy operations where service areas overlap (estimated to range from $6.0 million to $8.0 million), and (d) the integration of information systems and related personnel.

          (2) The Surviving Corporation will possess greater managerial, operational and financial resources than PCA would have as a stand-alone entity. As a result of its greater financial resources and independence, the Surviving Corporation may be expected to have better access to capital than would otherwise be available to PCA as a stand-alone entity.

          (3) The size and market capitalization of the Surviving Corporation is expected to increase stockholder liquidity as well as the market visibility of the combined pharmacy operations.

          (4) Separating Beverly's Institutional Pharmacy Business from Beverly's Remaining Healthcare Business, while securing a binding commitment to quality pharmacy services from the Surviving Corporation, should eliminate the appearance of PCA being a "captive" pharmacy of Beverly.

          (5) Separating Beverly's Institutional Pharmacy Business from Beverly's Remaining Healthcare Business will enhance the ability of Beverly stockholders to participate in the institutional pharmacy industry's rapid consolidation through an accelerated acquisition program. The institutional pharmacy industry currently is fragmented, but the larger industry participants are acquiring and merging with smaller, independent pharmacy operators. Beverly has historically found that some owners of independent pharmacies prefer, for various reasons, to combine with a pharmacy company rather than become part of a long-term healthcare company, and Beverly management believes that sellers of independent pharmacy operations in some cases may be more interested in receiving equity in a publicly-traded institutional pharmacy company than cash, debt, or equity in a long-term healthcare company.

          (6) The Surviving Corporation will have broader geographic coverage than PCA, which is expected to enhance the ability of the Surviving Corporation to serve customers with geographically diverse operations and to compete in an increasingly managed-care oriented marketplace.

          (7) The expanded customer base of the Surviving Corporation should provide increased economies of scale with respect to PCA's clinical information systems, pharmacy formularies and group purchasing organizations (which economies of scale are included within those synergies listed in (1) above).

          (8) Capstone has invested in programs designed to help customers deliver the most appropriate medical treatment to their patients and optimize costs within contracted arrangements with managed care providers. The Merger will allow the Surviving Corporation to offer these benefits to PCA's customers while deriving financial benefit from any related cost or marketing advantages. In the same regard, Beverly through its 1995 acquisition of Pharmacy Management Services, Inc. ("PMSI") has invested in programs offering national mail order pharmacy services to the worker's compensation market. The Merger should provide the Surviving Corporation the means for expanding these services into more non-traditional markets such as assisted living and home healthcare settings, and to chronically or catastrophically injured patients outside the worker's compensation market.

          (9) The Transactions facilitate both a tax-free realization of the value of Beverly's Institutional Pharmacy Business and an approximate $275 million reduction in Beverly's outstanding debt.

          (10) The Transactions allow Beverly stockholders to receive fair value for Beverly's Institutional Pharmacy Business (based upon the values obtained in recent comparable transactions) and to retain their investment in both the Institutional Pharmacy Business and the Remaining Healthcare Business operated by New Beverly.

          (11) Since 1994 Beverly's management has devoted a substantial amount of time and resources to the growth of, and the realization of Beverly stockholder value in, the Institutional Pharmacy Business. Consummation of the Transactions will allow Beverly's management to focus solely on the continued growth and development of its Remaining Healthcare Business.

     In approving the Merger Agreement, the Distribution Agreement and the transactions contemplated thereby, and in recommending that Beverly's stockholders approve the Merger and the Distribution, the Beverly Board of Directors also considered the proposed structure of the Merger and provisions in the Merger Agreement relating to corporate governance, ownership and control of the Surviving Corporation as being appropriate measures to protect the interests of Beverly's stockholders. The determination of the amount of consideration received by Beverly and its stockholders in the Transactions was primarily a function of the difference in the perceived general value of PCA and the value of the equity that Capstone was willing to issue in the Merger, which difference was compensated for by the incurrence of $275 million in new debt by PCA, with proceeds to be paid to Beverly in partial satisfaction of intercompany debt between PCA and Beverly, and assumption of PCA's new indebtedness by Capstone as a consequence of the Merger. As a result, the Beverly Board of Directors concluded that the amount of Capstone Common Stock to be received in the Merger was fair given the then prevailing market price of Capstone Common Stock when taken together with the amount of Beverly indebtedness to be repaid by PCA as a consequence of the Merger. The Beverly Board of Directors also determined that the conditions under which the Merger Agreement may be terminated and fees payable upon such termination would not preclude a third party acquiror from submitting a competing offer that might provide more value to Beverly's stockholders, and that the amount of fees payable upon termination were, on a per share basis, not inconsistent with the termination fees that were applicable in comparable transactions. Furthermore, the Beverly Board of Directors also believed that the reciprocal nature of the termination provisions was appropriate, given the structure of the Merger as a "merger of equals." Similarly, the Beverly directors confirmed that substantially all of the members of Beverly's management team (other than Dr. Renschler) intended to continue employment with New Beverly following the Distribution. In the view of the Beverly Board of Directors, the Merrill Lynch and Stephens fairness opinions, to the effect that the consideration to be received by the Beverly stockholders pursuant to the Merger, taken as a whole, is fair to such holders from a financial point of view, further supports the determination by Beverly's Board of Directors that the consideration to be received by Beverly stockholders is fair.


     The Beverly Board of Directors considered a number of potentially negative factors in its deliberations concerning the Transactions, including, in part, the following:



     (1) The interest of Beverly's executive officers and directors in the Transactions, including interests relating to the vesting of stock options and other stock-based compensation awards under existing incentive plans and employment agreements as a result of the Transactions.



     (2) The elimination, upon the consummation of the Transactions, of PCA's relative contribution to Beverly's revenues and net income.



     (3) The lack of assurance that the Surviving Corporation will either be able to continue or desire to continue servicing Beverly's institutional pharmacy needs on terms acceptable to Beverly with respect to the Remaining Healthcare Business.



     (4) Possible difficulties which may be experienced by the Surviving Corporation in integrating the operations and management of PCA and Capstone, paying off indebtedness incurred in connection with the Merger and being able to continue the growth or maintain the profitability of the Institutional Pharmacy Business.



     (5) Beverly and New Beverly will incur significant expenses in connection with the Transactions, currently estimated to be approximately $32 million related to the Distribution and approximately $8 million related to the Merger.



     The Beverly Board of Directors considered the matters discussed in paragraph (1) above, as well as in "-- Interests of Certain Persons in the Transactions" and determined that such interests did not significantly affect their recommendation, since such interests largely related to the vesting of outstanding options or rights under existing incentive plans and employment agreements that were not expected to be material in amount.



     In addition, a significant portion of the estimated Beverly and New Beverly expenses with respect to the Distribution, as discussed in paragraph (5) above, are expected to arise in connection with restructuring, modifying or replacing Beverly's existing indebtedness in connection with the Distribution. Beverly's expenses will include legal, accounting, financial advisor, registration, exchange listing, printing and other fees and expenses. The exact amount of such fees and expenses cannot be determined until some time following consummation of the Merger and the Distribution. See "Unaudited Pro Forma Combined Condensed Financial Statements" and the notes thereto, and "The Distribution and Other Pre-Merger Transactions -- Treatment of Indebtedness."


     The foregoing discussion of the information and factors considered and given weight by the Beverly Board of Directors is not intended to be exhaustive but includes the material factors considered by the Beverly Board of Directors. In addition, in reaching the determination to approve and recommend the Transactions, in view of the wide variety of factors considered in connection with its evaluation of the proposed Transactions, the Beverly Board of Directors did not find it practical to and did not quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

     THE BOARD OF DIRECTORS OF BEVERLY UNANIMOUSLY RECOMMENDS TO THE HOLDERS OF BEVERLY COMMON STOCK THAT THE DISTRIBUTION, THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY BE APPROVED.

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

OPINIONS OF BEVERLY'S FINANCIAL ADVISORS

     Beverly retained Merrill Lynch and Stephens to act as its co-financial advisors in connection with a possible business combination involving PCA. Jon E.M. Jacoby, an executive officer of Stephens Group, Inc., the parent company of Stephens Inc., is a director of Beverly. Merrill Lynch and Stephens each delivered a written opinion dated April 15, 1997 to Beverly's Board of Directors to the effect that, as of such date and based upon and subject to the assumptions made, general procedures followed, factors considered and limitations on the review undertaken as set forth therein, the Exchange Ratio was fair to the holders of Beverly Common Stock from a financial point of view. As used in the following discussion, the term "Exchange Ratio" shall have the same meaning as "Conversion Number" has in the Merger Agreement. The written opinions of Merrill Lynch and Stephens, both dated April 15, 1997, are collectively referred to herein as the "Fairness Opinions."

     THE FULL TEXTS OF THE FAIRNESS OPINIONS, WHICH SET FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH AND STEPHENS IN RENDERING THEIR OPINIONS, ARE ATTACHED AS ANNEXES D AND E HERETO, RESPECTIVELY, AND ARE INCORPORATED HEREIN BY REFERENCE. BOTH MERRILL LYNCH AND STEPHENS HAVE CONSENTED TO THE USE OF THEIR RESPECTIVE FAIRNESS OPINIONS AS ANNEXES TO THE JOINT PROXY STATEMENT/PROSPECTUS. THE FAIRNESS OPINIONS WERE PROVIDED TO BEVERLY'S BOARD OF DIRECTORS FOR ITS INFORMATION AND ARE DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF BEVERLY AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER OR ANY MATTER RELATED THERETO. THE SUMMARY OF THE FAIRNESS OPINIONS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXTS OF THE FAIRNESS OPINIONS. HOLDERS OF BEVERLY COMMON STOCK ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINIONS IN THEIR ENTIRETY. TERMS DEFINED HEREIN SHALL HAVE SUCH MEANING SOLELY FOR PURPOSES OF THIS SUMMARY OF THE FAIRNESS OPINIONS.

     The Conversion Number was determined through negotiations between Capstone and Beverly and was approved by the Beverly Board of Directors.

     In arriving at the Fairness Opinions, Merrill Lynch and Stephens, among other things: (i) reviewed certain publicly available business and financial information that they deemed relevant relating to Beverly and Capstone and the respective industries in which they operate; (ii) reviewed certain information, including financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of Beverly (after giving effect to the restructuring and the Distribution) and Capstone, as well as the amount and timing of the cost savings, related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to Merrill Lynch and Stephens by Beverly and Capstone; (iii) conducted discussions with members of senior management and representatives of each of Beverly and Capstone concerning the businesses and prospects of Beverly (after giving effect to the restructuring and the Distribution) and Capstone, including after giving effect to the Merger; (iv) reviewed the historical market prices and trading activity for the Capstone Common Stock and compared them with those of certain publicly-traded companies that Merrill Lynch and Stephens deemed to be comparable to Capstone, including after giving effect to the Merger; (v) compared the historical and projected results of operations of Beverly (after giving effect to the restructuring and the Distribution) and Capstone, including, with respect to projected results of operations, after giving effect to the Merger, with those of certain companies that Merrill Lynch and Stephens deemed to be comparable to Beverly (after giving effect to the restructuring and the Distribution) and Capstone, including after giving effect to the Merger;
(vi) compared the proposed financial terms of the Merger with the financial terms of certain other mergers and acquisitions which Merrill Lynch and Stephens deemed to be relevant; (vii) reviewed a draft of the Merger Agreement and assumed that the final form of such agreement would not vary in any manner that is material to their analyses; and (viii) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch and Stephens deemed necessary, including their assessment of general economic, market and monetary conditions. All such reviews, discussions, and comparisons were conducted on a joint basis by Merrill Lynch and Stephens.

     In preparing the Fairness Opinions, Merrill Lynch and Stephens assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to them, discussed with or reviewed by or for them, or publicly available, and further relied on the assurances of management of Beverly and Capstone that they were not aware of any facts that would make such information inaccurate or misleading. Merrill Lynch and Stephens have not assumed any responsibility for independently verifying such information, have not undertaken an independent evaluation or appraisal of the assets or liabilities of Beverly or Capstone or been furnished with such an evaluation or appraisal and have not conducted a physical inspection of the properties or facilities of Beverly or Capstone. With respect to the financial forecast information, including the Expected Synergies, furnished to or discussed with Merrill Lynch and Stephens by Beverly, Capstone or their representatives, Merrill Lynch and Stephens assumed that it was reasonably prepared and reflected the best currently available estimates and judgment of Beverly's and Capstone's managements as to the expected future financial performance of Beverly (after giving effect to the restructuring and the Distribution) or Capstone, including after giving effect to the Merger and the Expected Synergies. Neither Merrill Lynch nor Stephens expressed an opinion as to such financial forecast information or the assumptions on which they were based. In addition, Merrill Lynch and Stephens assumed that the Merger will qualify as a tax-free reorganization for federal income tax purposes. For purposes of rendering the Fairness Opinions, Merrill Lynch and Stephens assumed, in all respects material to their analyses, that the representations and warranties of each party to the Merger Agreement and all related documents and instruments (collectively, the "Documents") contained therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

     Neither Merrill Lynch nor Stephens was asked to consider, and the Fairness Opinions do not in any manner address, either the price at which shares of Capstone Common Stock will trade following the announcement or consummation of the Merger or any aspect of the restructuring and the Distribution, including, without limitation, their fairness or the price at which the shares of New Beverly Common Stock will trade following the restructuring and the Distribution. The Fairness Opinions do not constitute a recommendation to any holder of Beverly Common Stock as to how such holder should vote on the Merger or any matter related thereto. The Fairness Opinions are necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinions.

     The Beverly Board of Directors requested Merrill Lynch and Stephens to provide their Fairness Opinions as of the time immediately prior to entering into the Merger Agreement in order to assist the Beverly Board of Directors in evaluating the Merger and discharging the Board's fiduciary duties to Beverly stockholders. The Beverly Board of Directors did not request Merrill Lynch or Stephens to provide an "update" of their Fairness Opinions at any later date, in light of certain provisions and conditions in the Merger Agreement for Beverly's benefit which relate to Capstone's performance of its obligations and meeting its operations plan prior to the Closing Date, and the requirement of an absence of material adverse changes in Capstone's business, assets, results of operations and financial condition between the date of execution of the Merger Agreement and the Closing Date. The Beverly Board of Directors believed that these provisions in the Merger Agreement, and the other conditions in the Merger Agreement to Beverly's obligation to consummate the Merger, were adequate and appropriate to deal with changing circumstances between the date of the Fairness Opinions and the Closing Date.

     In preparing their analyses, Merrill Lynch and Stephens relied upon projections for the Institutional Pharmacy Business (pro forma to account for $275 million of net debt to be assumed by Capstone) for fiscal years 1997 through 2001, prepared by management of Beverly, and projections for Capstone for fiscal years 1997 through 2001, prepared by management of Beverly, reflecting (i) a base case with respect to revenue growth (the "Base Case"), and
(ii) a more conservative case with respect to revenue growth (the "Downside Case").

     Set forth below is a brief summary of the material analyses that were performed jointly by Merrill Lynch and Stephens and presented to the Beverly Board of Directors in connection with the Fairness Opinions.

  Valuation of the Institutional Pharmacy Business After the Restructuring and the Distribution

     Comparable Company Trading Analysis. Merrill Lynch and Stephens compared certain financial information for the Institutional Pharmacy Business with the corresponding publicly available information for five other publicly-traded institutional pharmacy companies which Merrill Lynch and Stephens deemed to be reasonably similar (the "Comparable Companies"). The Comparable Companies were:
American Medserve Corporation, Capstone, NCS HealthCare, Inc., Omnicare, Inc. and Vitalink Pharmacy Services, Inc.

     Merrill Lynch and Stephens calculated multiples for the Comparable Companies of per share market price ("Price") to estimated 1997 earnings per share ("1997 EPS") and estimated 1998 earnings per share ("1998 EPS") based on closing prices and First Call consensus analysts' estimates as of April 11, 1997. The analysis indicated (i) a median and mean multiple of Price to 1997 EPS for the Comparable Companies of 25.3x and 24.0x, respectively, and (ii) a median and mean multiple of Price to 1998 EPS for the Comparable Companies of 18.5x and 18.3x, respectively. Based on the comparable company trading analysis, Merrill Lynch and Stephens applied multiples ranging from 20.0x to 25.0x to estimated 1997 net income for the Institutional Pharmacy Business and derived a range of implied enterprise value for the Institutional Pharmacy Business of $677 million to $778 million.

     Comparable Transaction Analysis. Merrill Lynch and Stephens reviewed certain publicly available information regarding five selected institutional pharmacy related business combinations with transaction values of at least $40 million announced since December 1993 (the "Comparable Transactions"). The Comparable Transactions included: (i) GranCare, Inc.'s $55.5 million acquisition of CompuPharm, Inc. in December of 1993; (ii) Omnicare Inc.'s $41.7 million acquisition of Evergreen Pharmaceutical, Inc. in September of 1994; (iii) Capstone's $196.3 million acquisition of Symphony Pharmacy Services, Inc. in July of 1996; (iv) Vitalink Pharmacy Services, Inc.'s $373.8 million acquisition of TeamCare in February of 1997; and (v) Capstone's $40.0 million acquisition of two pharmacies, Clinical Care -- SNF Pharmacy, Inc. and Portaro Pharmacies, Inc., in January of 1997.

     Merrill Lynch and Stephens compared the transaction value of the Comparable Transactions as a multiple of last twelve months' ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA") for the acquired companies. The analysis indicated a median and mean multiple of 11.1 and 9.4, respectively. Based on the comparable transaction analysis, Merrill Lynch and Stephens applied multiples ranging from 9.4x to 11.5x to estimated 1997 EBITDA for the Institutional Pharmacy Business and derived a range of implied enterprise values for the Institutional Pharmacy Business of $708 million to $865 million.

     Discounted Cash Flow Analysis. Merrill Lynch and Stephens calculated a range of implied enterprise values for the Institutional Pharmacy Business based on the value, discounted to January 1, 1997, of its year end five-year stream of projected unlevered free cash flow, its projected 2001 terminal value based on terminal multiples of EBITDA ranging from 9.0x to 11.0x and discount rates ranging from 11.0% to 13.0%. Based on such analysis, Merrill Lynch and Stephens derived a summary reference range of implied enterprise values for the Institutional Pharmacy Business of $730 million to $895 million.

  Valuation of Capstone

     Analysis of Stock Trading Price. Merrill Lynch and Stephens reviewed the performance of the per share closing market price for Capstone Common Stock for the period from April 1995 to April 1997 and compared the movement of such closing prices with the movement of the Standard & Poor's 400 index. The stock trading price for the 52-week trading period prior to April 11, 1997 indicated a high of $13.38 and a low of $8.63. The 90-day, 30-day and 10-day average prices for the period prior to April 11, 1997 were $11.57, $11.71 and $10.86, respectively.

     Comparable Company Trading Analysis. Merrill Lynch and Stephens compared certain financial information for Capstone with the corresponding publicly available information for the Comparable Compa-

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

nies. Merrill Lynch and Stephens calculated multiples for the Comparable Companies of Price to 1997 EPS and 1998 EPS. The analysis indicated (i) a median and mean multiple of Price to 1997 EPS for the Comparable Companies of 25.3x and 24.0x, respectively, and (ii) a median and mean multiple of Price to 1998 EPS for the Comparable Companies of 18.5x and 18.3x, respectively. Based on the comparable company trading analysis, Merrill Lynch and Stephens applied multiples ranging from 24.0x to 30.0x to estimated 1997 EPS for Capstone and derived a range of implied per share equity value for Capstone ranging from $9.12 to $12.30.

     Comparable Transaction Analysis. Merrill Lynch and Stephens reviewed certain publicly available information regarding the Comparable Transactions and compared the transaction value of the Comparable Transactions as a multiple of LTM EBITDA for the acquired companies. Based on the comparable transaction analysis, Merrill Lynch and Stephens applied multiples ranging from 9.4x to 11.5x to Capstone's estimated 1997 EBITDA and derived a range of implied per share equity value for Capstone ranging from $7.66 to $9.80.

     Discounted Cash Flow Analysis. Merrill Lynch and Stephens calculated a range of implied per share equity value for Capstone based on the value, discounted to January 1, 1997, of its year end five-year stream of projected unlevered free cash flow, its projected 2001 terminal value based on terminal multiples of EBITDA ranging from 9.0x to 11.0x and discount rates ranging from 11.0% to 13.0%. Based on the discounted cash flow analysis, Merrill Lynch and Stephens derived a summary reference range of implied per share equity value for Capstone of (i) $9.86 to $12.83, assuming the Base Case, and (ii) $8.98 to $11.71, assuming the Downside Case.

  The Merger

     Pro Forma Combined Operations Analysis. Merrill Lynch and Stephens reviewed the geographic markets in which the companies would operate following the Merger, including the various institutional pharmacy properties which would be owned in such markets. Merrill Lynch and Stephens also reviewed with the Beverly Board of Directors the Expected Synergies anticipated to result from the Merger, estimated to range from $20 million to $27 million. The Expected Synergies include: (i) savings related to purchases of supplies and inventory (consisting of wholesale volume discounts, group purchasing volume discounts and pharmaceutical manufacturer rebates) ranging from $8.5 million to $10 million;
(ii) cost savings that will be recognized by the Surviving Corporation at the corporate and regional level (which include savings in costs related to facilities, overhead and personnel) ranging from $6 million to $9 million; and
(iii) cost savings resulting from the consolidation of duplicative pharmacy sites, ranging from $6 million to $8 million. Merrill Lynch and Stephens determined the estimated range of values of the Expected Synergies based on discussions with management of Beverly and Capstone. In addition, Merrill Lynch and Stephens calculated the after-tax capitalized value of the Expected Synergies, ranging from $318 million to $419 million, by applying a 25.0x multiple to the Expected Synergies. This multiple was determined based upon an analysis of the price to earnings multiples for the Comparable Companies.

     Merrill Lynch and Stephens also applied a discounted cash flow analysis to the Expected Synergies based on the value, discounted to January 1, 1997, of the five-year stream of Expected Synergies, projected 2001 terminal value based on terminal multiples of Expected Synergies ranging from 9.0x to 11.0x and discount rates ranging from 11.0% to 13.0%. Merrill Lynch and Stephens assumed that $15, $20 and $25 million of Expected Synergies were realized in 1997, 1998 and 1999, respectively, with the Expected Synergies continuing to grow at 3.5% per year thereafter, through 2001. Based on the discounted cash flow analysis, Merrill Lynch and Stephens derived a summary reference range of (i) implied equity value of the Expected Synergies ranging from $182 million to $220 million and (ii) implied per share value of the Expected Synergies ranging from $2.09 to $2.53.

     Pro Forma Financial Analysis. Merrill Lynch and Stephens analyzed certain pro forma effects resulting from the Merger, including the potential impact of the Merger on projected earnings per share of Capstone, assuming $15, $20 and $25 million of the Expected Synergies were achieved in 1997, 1998 and 1999, respectively. In addition, Merrill Lynch and Stephens assumed that the purchase method of accounting would be used to account for the transaction and that goodwill arising from the transaction would be amortized over a period of 40 years. This analysis indicated that the Merger would be accretive to the earnings per share of Capstone Common Stock.

     Exchange Ratio Analysis. Merrill Lynch and Stephens calculated a range of implied Exchange Ratios by dividing the equity value of the Institutional Pharmacy Business derived from the discounted cash flow analysis set forth above by the combined equity value of the Institutional Pharmacy Business and Capstone derived from the discounted cash flow analyses set forth above. In this analysis, Merrill Lynch and Stephens assumed that 0% and 50% of the Expected Synergies from the Merger were allocated to Capstone. This analysis indicated an aggregate number of shares of Capstone Common Stock to be received by the holders of Beverly Common Stock in the Merger (the "Aggregate Equity Merger Consideration") ranging from (A) if 0% of the Expected Synergies are allocated to Capstone (i) 46.10 million to 48.27 million shares, assuming the Base Case, and (ii) 50.60 million to 52.91 million shares, assuming the Downside Case, and
(B) if 50% of the Expected Synergies are allocated to Capstone (i) 36.94 million to 39.22 million shares, assuming the Base Case, and (ii) 39.78 million to 42.23 million shares, assuming the Downside Case.

     In addition, Merrill Lynch and Stephens calculated the relative contributions to projected net income of Capstone following the Merger from each of Capstone and the Institutional Pharmacy Business for the fiscal years ending December 31, 1997 through 2001. This analysis resulted in the Institutional Pharmacy Business' contribution to the pro forma projected net income of Capstone of (A) if 0% of the Expected Synergies are allocated to Capstone, (i) ranging from 54.6% to 56.7% for the fiscal years ending December 31, 1997 through 2001, assuming the Base Case, and (ii) ranging from 56.2% to 58.4% for the fiscal years ending December 31, 1997 through 2001, assuming the Downside Case, and (B) if 50% of the Expected Synergies are allocated to Capstone, (i) ranging from 45.6% to 47.7% for the fiscal years ending December 31, 1997 through 2001, assuming the Base Case, and (ii) ranging from 46.6% to 49.6% for the fiscal years ending December 31, 1997 through 2001, assuming the Downside Case. This analysis indicated the Aggregate Equity Merger Consideration ranging from 48.75 million shares to 52.26 million shares.

     The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch and Stephens in arriving at the Fairness Opinions or the presentation made by Merrill Lynch and Stephens to the Beverly Board of Directors. Arriving at a fairness opinion is a complex analytical process not readily susceptible to partial or summary description. In addition, Merrill Lynch and Stephens believe that their analyses must be considered as a whole and that selecting portions of their analyses and of the factors considered by them, without considering all such factors and analyses, could create an incomplete view of the process underlying their analyses set forth in the Fairness Opinions. The matters considered by Merrill Lynch and Stephens in their analyses are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Beverly's or Capstone's control and involve the application of complex methodologies and educated judgment. Any estimates incorporated in the analyses performed by Merrill Lynch and Stephens are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. No public company utilized as a comparison is identical to Beverly or Capstone or the business segment for which a comparison is being made, and none of the Comparable Transactions or other business combinations utilized as a comparison is identical to the Merger. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which they are being compared.

     Beverly selected Merrill Lynch and Stephens to act as its co-financial advisors on the basis of their reputations as nationally recognized investment banking and advisory firms with substantial expertise in transactions similar to the Merger. Merrill Lynch and Stephens, as part of their investment banking business, are continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions.

     Merrill Lynch and Stephens Fees. Pursuant to letter agreements between Beverly and each of Merrill Lynch and Stephens, Beverly agreed to pay each of Merrill Lynch and Stephens (i) $250,000 upon Beverly's execution of such letter agreement, and (ii) an additional fee of $1,000,000 upon the execution of a definitive agreement to effect a business combination involving the Institutional Pharmacy Business. In addition, Beverly has agreed to pay each of Merrill Lynch and Stephens a fee contingent upon and payable upon the closing of the Merger or certain other business combinations involving the Institutional Pharmacy Business in an amount equal to 0.325% of the aggregate consideration paid to Beverly and its stockholders in the Merger or such other business combination, including the amount of any indebtedness of Beverly assumed by the purchaser in the Merger or such other business combination (against which the $1,250,000 referred to in clauses (i) and (ii) above will be credited). Beverly also has agreed to reimburse each of Merrill Lynch and Stephens for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of its legal counsel) and to indemnify each of Merrill Lynch and Stephens and certain related persons for certain liabilities, including liabilities under the federal securities laws, related to or arising out of its engagement.

     Merrill Lynch and Stephens have, in the past, provided financial advisory and/or financing services to Beverly and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of their businesses, Merrill Lynch and Stephens and their affiliates may actively trade the debt and equity securities of Beverly and Capstone (and anticipate trading after the Merger in the securities of Capstone and/or New Beverly) for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

CAPSTONE'S REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS OF CAPSTONE

     The Board of Directors of Capstone believes that the terms of the Merger are consistent with, and in furtherance of the long-term business strategies of Capstone, and are fair to, and in the best interests of, Capstone and its stockholders. In reaching this decision, Capstone's Board of Directors heard reports from its financial advisor and management regarding the Merger, and its decision was based in large part upon balancing the risks and benefits of the Merger. The Capstone Board of Directors unanimously approved the Merger.

     In its deliberations and in making its determination, the Capstone Board of Directors considered the following factors, which were viewed as material:

          (1) The Surviving Corporation is expected to benefit from several operational efficiencies (estimated to be approximately $25 million in the aggregate) including, but not limited to (a) greater purchasing power with distributors and manufacturers, (b) elimination of duplicate functions, (c) consolidation of local pharmacy operations where service areas overlap, and
     (d) the integration of information systems and related personnel.

          (2) The Surviving Corporation will possess greater managerial, operational and financial resources than Capstone. As a result of its greater financial resources, the Surviving Corporation may be expected to have enhanced access to capital on more favorable terms than were previously available to Capstone.

          (3) The size and market capitalization of the Surviving Corporation is expected to increase stockholder liquidity as well as the market visibility of the combined pharmacy operations.

          (4) The Surviving Corporation will have broader geographic coverage than Capstone, which is expected to enhance its ability to serve customers with geographically diverse operations and compete in a marketplace increasingly oriented towards managed care.

          (5) The Surviving Corporation will be an industry leader and, as such, may have a greater opportunity to create or influence industry trends.

     The Capstone Board of Directors considered a number of potentially negative factors in its deliberations concerning the Transactions. The Capstone Board of Directors considered the matters discussed under "-- Interests of Certain Persons in the Transactions" and determined such interests did not significantly affect the Capstone Board's recommendation. The Capstone Board considered the fact that Capstone also will incur approximately $275 million of indebtedness in connection with the Transactions and will be required to issue

50 million shares of Capstone common stock and assume certain employee benefits. The Capstone Board also considered the fact that a portion of both Capstone's Board and management team would not be involved in management of the Surviving Corporation after the Transactions.

     The foregoing discussion of the information and factors considered and given weight by Capstone's Board of Directors is not intended to be exhaustive but includes the material factors considered by the Capstone Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Capstone Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Capstone Board of Directors may have given different weights to different factors.

OPINION OF CAPSTONE'S FINANCIAL ADVISOR

     Capstone engaged Adirondack as financial advisor in connection with the proposed merger of Capstone with the Institutional Pharmacy Business of Beverly. A principal of Adirondack, Joseph Furlong, is a director of Capstone. On April 15, 1997, Adirondack delivered its written opinion (the "Adirondack Opinion") to the Capstone Board that, as of such date and subject to the assumptions made, general procedures followed, factors considered and limitations on the review, the consideration paid by Capstone in the Merger is fair, from a financial point of view, to Capstone.

     THE FULL TEXT OF THE ADIRONDACK OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY ADIRONDACK IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX F AND IS INCORPORATED HEREIN BY REFERENCE. ADIRONDACK HAS CONSENTED TO ATTACHING ITS OPINION AS AN ANNEX HERETO AND TO ITS INCORPORATION HEREIN BY REFERENCE. THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ADIRONDACK OPINION. HOLDERS OF CAPSTONE COMMON STOCK ARE URGED TO READ THE ADIRONDACK OPINION CAREFULLY AND IN ITS ENTIRETY. TERMS DEFINED HEREIN WILL HAVE SUCH MEANING SOLELY FOR PURPOSES OF THIS SUMMARY OF THE ADIRONDACK OPINION.

     No limitations were imposed by Capstone on the scope of Adirondack's investigation or the procedures to be followed by Adirondack in rendering its opinion. Adirondack was not requested to and did not make any recommendation to the Capstone Board as to the form or amount of the consideration to be paid in the Merger, which was determined through arm's-length negotiations between Capstone and Beverly. In arriving at its opinion, Adirondack did not render an opinion as to a specific range of values for PCA, but made its determination as to the fairness, from a financial point of view, of the consideration paid by Capstone in the Merger on the basis of the financial and comparative analyses described below. The Adirondack Opinion does not constitute a recommendation to any Capstone stockholder as to how such stockholder should vote with respect to the Merger Proposal, Amendment Proposal or Capstone Plan Proposal. Adirondack was not requested to opine as to, and its opinion does not in any manner address, Capstone's underlying business decision to proceed with or effect the Merger.

     In connection with its opinion, Adirondack reviewed and analyzed, among other things: (i) the Merger Agreement and the Distribution Agreement; (ii) publicly available business and financial information concerning Capstone and PCA and the industry in which they operate; and (iii) certain internal non-public financial and operating data provided to Adirondack by the managements of Capstone and Beverly relating to the businesses of Capstone and PCA, including projections of future financial results of such businesses prepared by Capstone and Beverly. Adirondack also had discussions with members of the senior managements of Capstone and Beverly concerning the operations, historical financial statements and future prospects of Capstone and PCA, before and after giving effect to the Distribution and the Merger, as well as their views of the business, operational and strategic benefits and other implications of the Distribution and the Merger, including the level of synergies reasonably obtainable upon consummation of the Merger. Adirondack also compared the financial and operating performance of Capstone and PCA with publicly available information

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

concerning certain other companies Adirondack deemed comparable, reviewed the relevant historical stock prices and trading volumes of the Capstone Common Stock, to the extent Adirondack deemed relevant, the Beverly Common Stock and certain publicly-traded securities of such other combinations and acquisition transactions it deemed reasonably comparable to the Merger and otherwise relevant to its inquiry, and Adirondack made such other analyses and examinations as it deemed necessary or appropriate.

     Adirondack assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for it, or publicly available for purposes of its opinion and further relied upon the assurances of management of Capstone and Beverly that they are not aware of any facts that will make such information inaccurate or misleading. Adirondack did not make or obtain any independent evaluations or appraisals of the assets or liabilities of Capstone or PCA and did not conduct a physical inspection of the properties and facilities of Capstone or PCA. Adirondack assumed that the financial projections and the estimates of reasonably obtainable synergies provided to Adirondack by Capstone and Beverly were reasonably determined on bases reflecting the best then currently available estimates and judgments of the managements of Capstone and Beverly as to the future financial performance of Capstone or PCA, as the case may be (including after taking account of the impact of the Distribution and the Merger), and Adirondack expressed no view as to such projections and estimates of reasonably obtainable synergies or the assumptions on which they were based.

     In arriving at its opinion, Adirondack assumed, with Capstone's consent, that the synergies described by Capstone as being reasonably obtainable will be obtained and that the representations and warranties of each party to the Merger Agreement contained therein are true and correct; that each party to the Merger Agreement and to the Distribution Agreement will perform all of the covenants and agreements required to be performed by such party under such agreements; and that all conditions to the consummation of the Merger (including, without limitation, the completion of the Distribution) will be satisfied without waiver thereof. Adirondack also assumed that all material governmental, regulatory, or other consents and approvals will be obtained in connection with the Distribution and the Merger and that in the course of obtaining any necessary governmental, regulatory, or other consents and approvals, or any amendments, modifications or waivers to any documents to which either Capstone or Beverly is a party, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to Capstone of the Merger. Adirondack based its opinion on market, economic and other conditions as they existed on, and could be evaluated as of the date of its opinion.

     The following is a summary of the financial analyses used by Adirondack and does not purport to be a complete description of the analyses performed by Adirondack. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analysis as a whole, could create an incomplete view of the processes underlying Adirondack's opinion. In arriving at its fairness determination, Adirondack considered the results of all such analyses. The analyses were prepared solely for the purposes of enabling Adirondack to render its opinion to the Capstone Board as to the fairness, from a financial point of view, to Capstone of the Conversion Number. Analyses based upon forecasts of future results are not necessarily indicative of actual future values, which may be significantly more or less favorable than suggested by such analyses.

     Comparable Public Company Analysis. Adirondack reviewed certain publicly available financial and operating data of selected publicly-traded institutional pharmacy companies to determine a range of multiples for such companies. To determine a reference range of values for PCA, Adirondack compared those multiples with the implied multiples for PCA based on the consideration to be paid by Capstone for PCA in the Merger (the "Merger Consideration"), which was calculated based on the Conversion Number, a Capstone Common Stock price of $12.00, and Capstone's assumption in the Merger of $275 million aggregate indebtedness of PCA. The selected institutional pharmacy companies (collectively, the "Institutional Pharmacy Comparable Group") were Vitalink Pharmacy Services, Inc. ("Vitalink"), NCS Healthcare, Inc. ("NCS Healthcare"), Omnicare, Inc. ("Omnicare"), Capstone, and American Medserv Corporation ("American Medserv"). For each company in the Institutional Pharmacy Comparable Group, Adirondack calculated a range of multiples of Market Value of Common Equity (market price of common stock multiplied by the number of outstanding

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

shares) to net income from continuing operations for the latest twelve months and for 1997 in each case based on mean analyst earning estimates ("Estimated 1997"). Adirondack also calculated a range of multiples of Market Capitalization (Market Value of Common Equity plus the book value of indebtedness for borrowed money and preferred stock, less cash and equivalents) for revenues, EBITDA (earnings before interest, taxes, depreciation, amortization, and non-recurring items) and EBIT (earnings before interest, taxes, and non-recurring items) for each company in the Institutional Pharmacy Comparable Group, in each case for the latest twelve months.

     For the Institutional Pharmacy Comparable Group, the following range of multiples (excluding extreme outliers) of Market Value of Common Equity were calculated: low of 17.3x to high of 45.3x with a mean of 32.8x and a median of 35.7x as a multiple of net income from continuing operations for the latest twelve months, and low of 16.4x to a high of 30.5x with a mean of 25.5x and a median of 27.5x net income from continuing operations for Estimated 1997. For the Institutional Pharmacy Comparable Group, the following range of multiples (excluding extreme outliers) of Market Capitalization were calculated: a low of 1.5x to a high of 2.5x with a mean of 2.0x and a median of 2.1x as a multiple of latest twelve months revenues; a low of 9.0x to a high of 26.2x with a mean of 16.1x and a median of 14.7x as a multiple of latest twelve months EBITDA; and low of 10.9x to high of 20.3x with a mean of 16.3x and a median of 17.8x as of multiple of latest twelve months EBIT.

     Based on the Merger Consideration and financial information prepared by Beverly, the following implied multiples of Market Value of Common Equity were calculated for PCA: 30.6x as a multiple of net income from continuing operations for the twelve months ended December 31, 1996, and 25.6x as a multiple of net income from continuing operations as estimated by Beverly for the twelve months ending December 31, 1997. The following implied multiples of Market Capitalization were calculated for PCA: for the twelve months ended December 31, 1996 (based on financial information prepared by Beverly), 1.6x as a multiple of revenues, 13.6x as a multiple of EBITDA, and 18.8x as a multiple of EBIT; and for the twelve months ending December 31, 1997 (based on estimates prepared by Beverly), 1.4x as a multiple of estimated revenues, 11.5x as a multiple of estimated EBITDA, and 15.8x as a multiple of estimated EBIT.

     Because of the lack of truly comparable companies due to the inherent differences between the businesses, operations, and prospects of PCA and the businesses, operations and prospects of the companies included in the Institutional Pharmacy Comparable Group, Adirondack believed that it was inappropriate to, and therefore did not rely solely on, the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and the operating characteristics of PCA and the companies in the Institutional Pharmacy Comparable Group that would affect the public trading values of such other companies.

     Comparable Transaction Analysis. Adirondack reviewed certain publicly available information regarding thirteen selected institutional pharmacy industry transactions (the "Transaction Comparables") announced since November 1992. Because a majority of these transactions involved the sale of private companies, however, limited financial data was publicly available. Adirondack analyzed the transaction prices realized in these transactions, expressed as a multiple of selected operating and financial data of the acquired companies for the purpose of determining a reference range of values for PCA. The Transaction Comparables reviewed were Capstone's acquisition of Symphony Pharmacy Services, Inc., Capstone's acquisition of IMD Corporation, Capstone's acquisition of Geri-Care Systems, Inc., Capstone's acquisition of Clinical Care -- SNF Pharmacy, Inc., Capstone's acquisition of Portaro Pharmacies, Inc., Living Centers of America, Inc.'s acquisition of a 51% interest in Abbey Pharmaceutical Services, Inc., which it did not previously own, Omnicare's acquisition of Evergreen Pharmaceutical, Inc. and Evergreen Pharmaceutical East, Inc., GranCare's acquisition of CompuPharm, Inc., Vitalink's acquisition of West End Family Pharmacy, Inc., Vitalink's acquisition of TeamCare Pharmacy Inc., Omnicare's acquisition of Pompton Nursing Home Suppliers, Omnicare's acquisition of Downeast Pharmacy -- Long-Term Care Division, Omnicare's acquisition of Three Forks Apothecary, and Omnicare's acquisition of Jacob's Healthcare Systems. To the extent such information was publicly available, Adirondack calculated multiples of the Transaction Value (Purchase Price plus book value of indebtedness for borrowed money and preferred stock less cash and equivalents) to the most recent preacquisition twelve-month revenues, EBIT of the acquired company, and the Transaction Value paid per bed for the number of beds services by the acquired company.

     The following range of multiples (excluding extreme outliers) of Transaction Value were calculated: a low of 0.8x to a high of 1.7x with a mean of 1.2x and a median of 1.2x as a multiple of latest twelve months pre-acquisition revenues; and low of 5.7x to high of 20.4x with a mean of 12.9x and a median of 12.3x as a multiple of latest twelve months pre-acquisition EBIT.

     Based upon the Merger Consideration and Financial information prepared by Beverly the following implied multiples of purchase price were calculated for
PCA: 30.6x as a multiple of net income from continuing operations for the twelve months ended December 31, 1996 and 25.6x as a multiple of net income from continuing operations as estimated by Beverly for the twelve months ending December 31, 1997. The following implied multiples of Transaction Value were calculated for PCA: for the twelve months ended December 31, 1996 (based on financial information prepared by Beverly), 1.6x as a multiple of revenues, 13.6x as a multiple of EBITDA, and 18.8x as a multiple of EBIT; and for the twelve months ending December 31, 1997 (based on estimates prepared by Beverly), 1.4x as a multiple of estimated revenues, 11.5x as a multiple of estimated EBITDA, and 15.8x as a multiple of estimated EBIT.

     Because of market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of PCA and the acquired businesses analyzed, Adirondack believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the Merger. Adirondack believed that an appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning differences between the characteristics of these transactions and the Merger that would affect the acquisition values of PCA and such acquired companies.

     Discounted Cash Flow Analysis. Adirondack performed a discounted cash flow analysis of PCA based upon certain financial projections provided to Adirondack by Beverly for the years 1997 through 2000. Using such projections, Adirondack calculated a range of values for PCA based upon the discounted net present value of the sum of (i) the projected stream of unlevered free cash flows (calculated as EBITDA less taxes less changes in working capital less capital expenditures) to PCA through the year 2001, and (ii) the projected terminal value of PCA at the year 2001 based upon both a range of multiples of projected EBITDA and upon the continued generation of the 2001 unlevered free cash flow as a perpetuity. Adirondack applied discount rates ranging from 9.0% to 14.0% and multiples of EBITDA ranging from 15.0x to 19.0x. Based on the foregoing, Adirondack calculated the implied firm value of PCA to be in a range between $609.1 million and $1,621.1 million.

     Contribution Analysis. Adirondack reviewed the estimated revenues, EBITDA, EBIT, and Unlevered Net Income for Capstone and PCA based on historical information and projections as to future financial results provided to Adirondack by Capstone and Beverly for each respective company. Based on such review, Adirondack analyzed the relative financial contributions of each of Capstone and PCA to the pro forma consolidated entity for the twelve month periods ending December 31, 1996, 1997, and 1998. Based on such analysis, Adirondack determined that Capstone's contribution to the pro forma consolidated revenues for the twelve month periods ending December 31, 1996, 1997, and 1998 were 21.9%, 37.3%, and 38.7%; Capstone's contribution to the pro forma consolidated EBITDA for the twelve month periods ending December 31, 1996, 1997, and 1998 were 17.3%, 37.3%, and 40.2%; Capstone's contributions to the pro forma consolidated EBIT for the twelve month periods ending December 31, 1996, 1997 and 1998 were 15.1%, 38.0%, and 41.3%; and Capstone's contributions to the pro forma consolidated Unlevered Net Income for the twelve month periods ending December 31, 1996, 1997, and 1998 were 6.5%, 38.0%, and 45.9%. Adirondack noted, after giving effect to the issuance of Capstone shares in the Merger and based on the outstanding shares of Capstone as of December 31, 1996, that the Capstone stockholders would own 42.7% and that the Beverly stockholders would own 57.3% of Capstone on a pro forma basis after giving effect to the Merger.

     Pro Forma Merger Analysis. Adirondack reviewed certain financial information provided to Adirondack by Capstone and Beverly, including projections as to future financial results of Capstone and PCA, on a stand-alone basis. Adirondack combined the projected operating results of Capstone with the corresponding projected operating results of PCA to arrive at the consolidated company projected net income. In performing this analysis, Adirondack assumed that the Merger was consummated on January 1, 1997 for the Merger Consideration and that the estimates by Capstone and Beverly of revenue enhancement and purchasing and operating synergy contributions would be achieved. Such analysis indicated that, based on the foregoing, the Merger would be accretive to Capstone's projected net income for the fiscal year ended December 31, 1997 and the fiscal years thereafter.

     Other Analyses. Adirondack reviewed the performance of historical trading prices and volume of Beverly Common Stock and Capstone Common Stock for certain periods, and compared such per share market price movements to the Standard & Poor's 500 Index and, with respect to Capstone, an index of selected publicly traded institutional pharmacy companies. These analyses did not have any material effect on the conclusions set forth above.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, Adirondack believes that its analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Adirondack Opinion. In its analyses, Adirondack made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Capstone and PCA. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty and none of Beverly, Capstone and Adirondack assume responsibility for the accuracy of such analyses and estimates.

     Adirondack, as part of its financial advisory business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes. Capstone selected Adirondack as its financial advisor based on Adirondack's experience and expertise particularly with respect to the healthcare industry.

     The Capstone Board requested Adirondack to provide the Adirondack Opinion as of the time of entering into the Merger Agreement in order to assist the Capstone Board in fulfilling its fiduciary duties. The Capstone Board considered having the Adirondack Opinion updated to the Closing Date but did not because other provisions in the Merger Agreement, including the closing conditions, are believed to provide adequate protection for Capstone stockholders against changes in circumstances between the date of the Adirondack Opinion and the Closing Date.

     Pursuant to an engagement letter between Capstone and Adirondack a fee of $1 million became payable to Adirondack upon delivery of the Adirondack Opinion. In addition, Adirondack will receive a transaction fee, payable upon completion of the Merger, equal to $3 million and will be reimbursed for certain of its related expenses. Adirondack will not be entitled to any additional fees or compensation in the event the Merger and Distribution are not approved or otherwise consummated. Capstone also agreed to indemnify Adirondack, its affiliates and each of its directors, officers, agents and employees and each person, if any, controlling Adirondack or any of its affiliates against certain liabilities, including liabilities under federal securities laws.

     In the past, Adirondack has provided financial advisory services for Capstone and has received fees for the rendering of these services. See "Information Concerning Capstone -- Certain Capstone Transactions."

DIRECTORS AND OFFICERS OF CAPSTONE FOLLOWING THE MERGER

     Directors and Executive Officers. In accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation will initially consist of ten members named in the Merger Agreement. Each of Capstone and Beverly had the right to select five individuals to serve on the initial Board of Directors of the Surviving Corporation. Approval of the Merger by the Capstone and Beverly stockholders will result in the designated individuals serving as directors following the Merger until their successors are duly elected and qualified. The Board of Directors of the Surviving Corporation will be divided into three classes, with Class 1 directors standing for election in 1998 (and every three years thereafter), Class 2 directors standing for election in 1999 (and every three years thereafter), and Class 3 directors standing for election in 2000 (and every three years thereafter). The table below sets forth certain information concerning each person who is expected to serve as director or executive officer of the Surviving Corporation.


                            NAME                               AGE                          POSITION
                            ----                               ---                          --------
C. Arnold Renschler, M.D.(3) ................................  55    President, Chief Executive Officer and Director
James D. Shelton.............................................  42    Executive Vice President, Chief Financial Officer and
                                                                     Secretary
Robert Della Valle...........................................  46    Executive Vice President, Chief Operating Officer
R. Scott Jones...............................................  38    Senior Vice President, Marketing and Sales
David R. Banks(3)............................................  60    Director
Cecil S. Harrell(1)..........................................  63    Director
Boyd W. Hendrickson(2).......................................  52    Director
Morris A. Perlis(2)..........................................  48    Director
Fredrick C. Powell(2)........................................  57    Director
Albert Reichmann(1)..........................................  68    Director
Allan C. Silber(3)...........................................  48    Chairman
Edward Sonshine, Q.C.(2).....................................  50    Director
Gail Wilensky, Ph.D.(1)......................................  54    Director


---------------

(1) Class 1 Director.

(2) Class 2 Director.

(3) Class 3 Director.

     Dr. Renschler joined Beverly in 1996 as Executive Vice President and President of PCA. From 1990 to 1996, Dr. Renschler was Senior Vice President and Chief Clinical Officer, as well as President of three operating divisions of NovaCare, Inc. and a member of its board of directors. Prior to that time, he held a series of key executive positions at Manor Healthcare Corp., including President and Chief Operating Officer.

     Mr. Shelton has served as Executive Vice President, Chief Financial Officer and Secretary of Capstone since February 1997. Mr. Shelton served as Vice President-Chief Financial Officer of Allied Pharmacy Management Inc. ("Allied"), a pharmacy subsidiary of Cardinal Health, Inc. from December 1993 to January 1997. Mr. Shelton served as Vice President of Evergreen Healthcare, Inc., a long-term care company, from October 1992 to December 1993, and as Vice President-Chief Financial Officer of its predecessor, National Heritage, Inc., from February 1990 to October 1992.

     Mr. Della Valle joined Capstone as Executive Vice President and Chief Operating Officer in July 1996. Prior to joining Capstone, Mr. Della Valle was President and Chief Executive Officer and, prior to that, Vice President of Allied. He had been employed by Allied since June 1987 and held the position of President and Chief Executive Officer from July 1993 to July 1996.

     Mr. Jones has served as Vice President, Marketing and Sales since joining PCA in January 1997. Prior to joining PCA, he was employed by General Electric Medical Systems, a global manufacturer of medical imaging equipment, from 1988 to 1997. From 1991 to 1993 Mr. Jones was Manager, Business Development and Product Manager -- Surgical Products. From 1993 to 1995 he held the position of Manager, Americas X-Ray Business and from 1995 to 1997 he was Director, Multi-Hospital Systems Operations.

     Mr. Banks has been a director of Beverly since 1979 and has served as Chief Executive Officer since May 1989 and Chairman of the Board since March 1990. Mr. Banks was President of Beverly from 1979 to September 1995. Mr. Banks is a director of Nationwide Health Properties, Inc., Ralston Purina Company, Wellpoint Health Networks, Inc., and trustee for Occidental College.


     Mr. Harrell has served as President and as a Director of The Harrell Corporation of Tampa, Inc., a management company, since July 1995. Mr. Harrell founded Pharmacy Management Services, Inc. in 1972 and served as its President, Chairman and Chief Executive Officer until its merger in July 1995 with and into Beverly. He serves on the board of directors of National Healthcare Resources, Inc., a medical cost containment company, the board of trustees of the University of Tampa, the board of directors for the Auburn University Foundation and the Florida Health Sciences Center, Inc., the holding company of Tampa General Hospital. Mr. Harrell served on the board of directors for NationsBank South from 1992 to 1997.


     Mr. Hendrickson joined Beverly in 1988 as a Division President. He was elected Vice President of Marketing in May 1989, Executive Vice President of Operations and Marketing in February 1990, President of BHRS in January 1995 and President, Chief Operating Officer and a director of Beverly in September 1995.


     Mr. Powell was the founder and has been President of OMNI Interactive Systems since 1993 and has served as a consultant to Lister Bestcare since 1996. Mr. Powell founded Rehab Systems Company in 1987 and served as its Chairman of the Board, President and Chief Executive Officer until 1991 when the company merged with NovaCare, Inc. From 1991 to 1993 Mr. Powell continued to serve as President for the Hospital Division of NovaCare and from 1993 to 1995, he served as a consultant to NovaCare. Mr. Powell is currently a director of Arbor Health Care Company.


     Mr. Perlis has been Vice Chairman of Capstone since May 1995 and a Director since December 1994. Mr. Perlis served as interim chief executive officer of Capstone from December 1994 to May 1995. He has served as a director of and consultant to Counsel, a Canadian corporation primarily engaged in the healthcare industry, since September 1992, and as President of Counsel since January 1994. Mr. Perlis has served as a director of American HomePatient since March 1993, and as its Chairman since May 1994. He has served as a director of NOMA, Inc., a manufacturer of consumer wire and cable, since September 1993. Mr. Perlis was President of Morris A. Perlis & Assoc., an executive management consulting firm, from September 1992 until January 1994 and President of American Express Canada, Inc. from September 1988 until September 1992. Mr. Perlis served as interim President of Stadtlander Drug Co., Inc., a mail order pharmacy company ("Stadtlander"), from September 1996 to December 1996. He has served as director of Stadtlander since July 1996 and as Chief Executive Officer since September 1996.

     Mr. Reichmann has served as a Director of Capstone since August 1995. He has served as Chairman and a Director of Olympia & York Developments, Limited, a privately held Canadian real estate company, for at least five years prior to February 1993. Mr. Reichmann currently participates in major philanthropic activities in addition to serving on the boards of several major hospitals in Canada.


     Mr. Silver has served as Chairman since February 1995 and a director of Capstone since December 1994. Mr. Silver has been Chairman, Chief Executive Officer and a director of Counsel since August 1979. He served as President of Counsel from August 1979 until January 1994. Mr. Silver has served as a director of American HomePatient since September 1991. Mr. Silver served as chairman of American HomePatient from September 1991 to May 1994. He has served as director of Stadtlander since July 1996 and as Chairman since September 1996.



     Mr. Sonshine has served as a Director of Capstone since December 1994. He has been President and Chief Executive Officer of RioCan Real Estate Investment Trust of Toronto, Canada since July 1995. Mr. Sonshine has served as a director of American HomePatient since September 1991. Mr. Sonshine has served as Vice Chairman of Counsel since January 1994, as a director of Counsel Management Services, Inc. since October 1993. Mr. Sonshine served as Executive Vice President of Counsel from February 1987 until January 1994. Mr. Sonshine served as President and Chief Executive Officer of Acarus Realty Corp. from February 1987 until September 1993. He has served as a director of Stadtlander since July 1996.



     Dr. Winooski has served as a Director since August 1995. She has served as the John M. Olin Senior Fellow, Project HOPE since January 1993, and as Chair, Physician Payment Review Commission since

May 1995. Dr. Winooski served in the White House as Deputy Assistant to the President for Policy Development from March 1992 to January 1993. She was Administrator of the Health Care Financing Administration of the Department of Health and Human Services from January 1990 to March 1992. Dr. Wilensky also serves as a director for Advanced Tissue Sciences, Coram Healthcare, Neopath Inc., Quest Diagnostics, St. Jude Medical, Syncor International, SMS Corporation and United Healthcare.



     Employment Arrangements. The Surviving Corporation is expected to enter into Employment Agreements with each of its executive officers in connection with the Merger. The parties currently anticipate that Dr. Renschler will enter into a three year Employment Agreement providing for an initial base salary of $400,000 (to be increased by $50,000 in each of the following two years), a performance based bonus of up to 50% of base salary and grants of stock options covering approximately 525,000 shares of Capstone Common Stock, one-third of which shall vest on each of the date of grant and the first and second anniversary of such date. The terms of the Employment Agreements for the other executive officers have not been negotiated as of the date hereof. The Board of Directors of the Surviving Corporation will be asked to ratify the Employment Agreements. The Board may, in its discretion, grant additional benefits to the executive officers or modify the Employment Agreements prior to their effectiveness. See "-- Interest of Certain Persons in the Transactions."


INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

     Beverly. Certain members of Beverly's management and the Beverly Board of Directors may be deemed to have interests in the Transactions in addition to their interests as Beverly stockholders generally, which may cause potential conflicts of interest. The Beverly Board of Directors was aware of these factors and considered them, among other factors, in approving the Transactions. Among these factors are: (i) the acceleration of the vesting of currently unvested Beverly options, phantom shares, performance shares and restricted shares to Beverly's management and Beverly's Board of Directors as a result of the consummation of the Merger (the estimated value of accelerating the vesting of such options and shares is approximately $16.7 million), as described under "Effect of the Transactions on Employees and Employee Benefits," (ii) the treatment of Beverly options in the Distribution and the Merger as described under "Effect of the Transactions on Employees and Employee Benefits," (iii) the indemnification provisions of the Merger Agreement and the Distribution Agreement, which provide for the indemnification by Capstone of New Beverly as well as New Beverly's directors and officers, as described under "Post-Closing Arrangements -- Indemnification," and (iv) the payment by Capstone of a portion of the premiums for directors' and officers' liability insurance for current Beverly directors and officers (such payments to equal 50% of the premium for the first three years after the Distribution Date and 30% for the following three years), as described under "Post-Closing Arrangements -- Indemnification." Substantially all of the directors and executive officers of Beverly will be directors and executive officers of New Beverly following the Distribution except for C. Arnold Renschler, M.D., who will resign his office of Executive Vice President of Beverly to become Chief Executive Officer and a director of Capstone as of the Effective Time of the Merger. See "Certain Considerations Related to the Transactions -- Directors and Officers of Capstone Following the Merger."

     In addition, pursuant to the Merger Agreement, Beverly and Capstone have agreed to reconstitute the Capstone Board of Directors to include ten members, five of whom will be initially designated by Beverly, and five of whom will be initially designated by Capstone. See "-- Directors and Officers of Capstone Following the Merger." Further, Capstone's Certificate of Incorporation will be amended to provide for, among other things (i) a staggered Board of Directors consisting of three classes of directors who will serve terms up to three years each and (ii) special meetings of the stockholders of Capstone to only be called by a majority of the Board of Directors or by the holders of not less than 25% of all of the shares entitled to vote at such meeting, with the business transacted at special meetings of the Capstone stockholders to be limited to the business stated in the notice given to the stockholders. See "The Capstone Special Meeting -- Purpose of Capstone Special Meeting."


     As of September 30, 1997, the 16 executive officers and directors of Beverly (as a group) beneficially owned an aggregate of 1,206,013 shares of Beverly Common Stock (excluding shares subject to outstanding stock options) or 1.1% of the issued and outstanding shares of Beverly Common Stock. All such shares will be treated in the Merger and the Distribution in the same manner as shares of Beverly Common Stock held by other stockholders of Beverly.


     As of September 30, 1997, the executive officers of Beverly (as a group) also held options to purchase an aggregate of 1,955,672 shares of Beverly Common Stock pursuant to Beverly's stock option and related stock incentive plans, 1,003,150 of which are not currently exercisable, 44,023 phantom shares, none of which are currently vested, awards to receive an aggregate of 390,000 performance shares, none of which are currently vested, and an aggregate of 76,650 shares of restricted stock. In addition, as of September 30, 1997, the non-employee directors of Beverly (as a group) held options to purchase an aggregate of 105,000 shares of Beverly Common Stock. Upon the consummation of the Merger, all of the options, phantom stock, performance shares and restricted stock held by such executive officers and non-employee directors will immediately become fully vested and exercisable. See "Effect of the Transactions on Employees and Employee Benefits -- Employee Benefit Agreement."



     Beverly currently has employment and change of control agreements (including certain severance agreements and employment contracts) (the "Existing Agreements") with 87 employees, 84 of which are expected to become Transferred Employees and will be transferred to New Beverly or one of its subsidiaries, as appropriate, immediately prior to the Distribution. It is anticipated that 3 employees that currently have existing agreements will not become Transferred Employees and will terminate their employment with Beverly. In addition, Beverly currently has Existing Agreements with 13 employees of PCA (including an employment agreement with Dr. Renschler dated June 3, 1996, as amended), 10 of whom will become Retained Employees and be employed by Capstone or one of its subsidiaries as of the Effective Time of the Merger. It is anticipated that 3 of the 13 PCA employees will terminate employment with PCA effective October 31, 1997, and be eligible for severance benefits under the Existing Agreements. See "Executive and Director Compensation -- Other Plans" in the New Beverly Prospectus. If the Transactions were deemed to constitute a change in control within the meaning of such Existing Agreements, all employees with such agreements could be entitled to receive, upon termination of employment, up to $42 million in aggregate payments.


     Beverly has requested that the 84 employees who will become Transferred Employees enter into new employment, severance, or change of control severance agreements with New Beverly to be effective on the effective date of the Distribution (the "New Beverly Agreements"). The New Beverly Agreements provide, in exchange for the benefits provided therein (as described below), that the employee agrees to: (i) waive any rights currently in existence under any change in control, severance or employment agreement or other compensation or employee benefit plan with or previously assumed by Beverly; (ii) waive any claim that either the Distribution or the Merger constitutes a Change in Control; (iii) non-disclosure and non-solicitation provisions not contained in the Existing Agreements; (iv) a more narrow definition of "change in control" for future transactions; and (v) cancellation of existing Beverly stock options and the substitution of new stock options to be issued by New Beverly with similar terms and conditions (including 100% vesting) as the prior options, other than an increase in the number of shares for which the option may be exercised and a decrease in the exercise price thereof in order to take into account the effect of the Distribution.

     The New Beverly Agreements provide the following benefits: (i) change in control severance benefits substantially the same as those set forth in Existing Agreements plus the addition of vesting of life insurance benefits for certain officers; and (ii) additional severance benefits for officers upon termination not in connection with a change in control. Four employees have failed to execute and deliver a New Beverly Agreement. New Beverly will assume the obligations of Beverly under the Existing Agreements for these four employees. New Beverly will also assume any Beverly stock options by cancellation of the Beverly grants and the substitution of new grants by New Beverly with similar terms and conditions as the prior grants other than appropriate adjustments to the number of shares and exercise price in order to take into account the effect of the Distribution.


     Capstone will assume the Existing Agreements with the 10 PCA employees, effective on the Effective Date of the merger (the "Assumed Agreements"). Beverly will accelerate vesting of currently unvested Beverly options, phantom shares, performance shares and restricted stock held by PCA employees on the Effective Date of the Merger. On that date, Beverly will cancel all unexercised Beverly stock options and

Capstone will issue new Capstone stock options in substitution, with similar terms and conditions (including 100% vesting) as the prior options, other than an increase in the number of shares for which the option may be exercised and a decrease in the exercise price to take into account the effect of the Distribution and Merger.


     C. Arnold Renschler, M.D., an Executive Vice President of Beverly and President and Chief Executive Officer of PCA, is expected to resign from his position with Beverly as of the Effective Time of the Merger and enter into an employment agreement with the Surviving Corporation with the terms described under the heading "-- Directors and Officers of Capstone Following the Merger -- Employment Arrangements."

     Capstone. Certain members of Capstone's management and the Capstone Board of Directors may be deemed to have interests in the Transactions in addition to their interests as Capstone stockholders generally, which may cause potential conflicts of interest. Mr. Furlong is a director of Capstone and is the president of and a principal of Adirondack, which will receive certain fees in connection with the Transactions. See "Information Concerning
Capstone -- Certain Capstone Transactions." Pursuant to the Merger Agreement, Beverly and Capstone have agreed to reconstitute the Capstone Board of Directors to include ten members, five of whom will be initially designated by Beverly, and five of whom will be initially designated by Capstone. Further, Capstone's Certificate of Incorporation will be amended to provide for (i) a staggered Board of Directors consisting of three classes of directors who will serve terms up to three years each and (ii) special meetings of the stockholders of Capstone to only be called by a majority of the Board of Directors or by the holders of not less than 25% of all of the shares entitled to vote at such meeting, with the business transacted at special meetings of the Capstone stockholders to be confined to the business stated in the notice given to the stockholders. Allan
C. Silber, Chairman of Capstone, will remain as Chairman following the Merger and certain members of Capstone's management will continue to serve in their same roles. The Transactions triggered a "change in control" provision in the employment agreement of R. Dirk Allison, Capstone's chief executive officer. Mr. Allison and Capstone entered into a Separation Agreement dated August 15, 1997 pursuant to which (i) Mr. Allison resigned from all positions with Capstone and its affiliates, (ii) Capstone paid Mr. Allison approximately $468,000, and (iii) previously issued options covering 392,500 shares held by Mr. Allison fully vested and were modified to expire February 15, 1999. See "Information Concerning Capstone -- Certain Capstone Transactions -- Change in Control Arrangement." In addition, the officers and directors of Capstone, and their affiliates (including Counsel) beneficially own approximately 25.7% of Capstone Common Stock and the continuing directors and officers will be granted additional stock options following the Merger. See "-- Directors and Officers of Capstone following the Merger," "Information Concerning Capstone -- Principal Stockholders of Capstone" and "-- Description of Capstone Capital Stock."


     Other Interests. The parties currently anticipate that the Surviving Corporation will issue options covering approximately 4.5 million shares immediately following the Merger, including options for approximately 1.2 million shares to the executive officers of the Surviving Corporation and approximately 700,000 shares to the designated directors of the Surviving Corporation, including options for 75,000 shares to be granted automatically to new directors pursuant to Capstone's 1995 Nonqualified Stock Option Plan for Directors.


ACCOUNTING TREATMENT

     The Merger will be treated as a purchase for accounting and financial reporting purposes. The Merger will be treated as a "reverse merger/acquisition" of Capstone by Beverly (after giving effect to the restructuring and the Distribution) because, among other factors, (i) the Beverly stockholders, as a group, will own a majority of the total shares outstanding of the Surviving Corporation, (ii) C. Arnold Renschler, M.D., currently Executive Vice President of Beverly and President and Chief Executive Officer of PCA, will be the President, Chief Executive Officer and a director of Capstone after the Merger, and (iii) the market value of the securities and cash (in the case of fractional shares only) to be received by Beverly stockholders will exceed the market value of the securities retained by Capstone stockholders. Under this method of accounting, Beverly will be treated as the acquiring entity and the assets and liabilities of Capstone will be adjusted to their fair values in accordance with the purchase method of accounting. As a result, the historical pre-merger financial statements of the Surviving Corporation will be those of Beverly's Institutional Pharmacy Business rather than Capstone. See "Unaudited Pro Forma Combined Condensed Financial Statements."

NO APPRAISAL RIGHTS

     Neither the holders of Beverly Common Stock nor the holders of Capstone Common Stock will have the right to elect to have the fair value of their shares judicially appraised and paid to them in cash in connection with the Distribution or the Merger. Section 262 of the DGCL ("Section 262") provides appraisal rights to stockholders of Delaware corporations in connection with certain mergers and consolidations. Under Section 262, appraisal rights are not available to the share owners of a corporation that is a party to a merger if the corporation's stock is listed on a national securities exchange or the Nasdaq Stock Market as of the record date set to determine the share owners entitled to receive notice of and to vote at the meeting of share owners to approve the merger so long as the consideration to be received by such share owners in the merger consists of (i) shares of the capital stock of the surviving corporation in the merger, (ii) shares of the capital stock of any other corporation provided that such stock is listed on a national securities exchange as of the date on which the merger becomes effective, (iii) cash in lieu of fractional shares, or (iv) a combination of the foregoing.

               THE DISTRIBUTION AND OTHER PRE-MERGER TRANSACTIONS

     This section of the Joint Proxy Statement/Prospectus describes certain aspects of the proposed restructuring of Beverly and Distribution. The following descriptions do not purport to be complete and are qualified by reference to the Distribution Agreement, which is attached as Annex B hereto, and the Merger Agreement, which is attached as Annex C hereto.

TERMS OF THE DISTRIBUTION AGREEMENT

     Simultaneously with the execution of the Merger Agreement, Beverly, New Beverly and Capstone executed the Distribution Agreement. Following the Merger, Capstone will succeed to Beverly's obligations arising pursuant to the Distribution Agreement by operation of law following the Merger. The Distribution Agreement provides a general framework for allocating Beverly's assets and liabilities pursuant to the Internal Beverly Restructuring Plan (attached as Exhibit A to the Distribution Agreement), to segregate the Remaining Healthcare Business from the Institutional Pharmacy Business prior to the Distribution Date in preparation for the Distribution and the Merger. The Distribution Agreement also sets forth the general terms on which Beverly will conduct its business prior to the Distribution Date, as well as the terms regarding certain relationships between Capstone and New Beverly following the Distribution.

     The Distribution Agreement provides that the Distribution will be effected by distributing to each holder of Beverly Common Stock as of the close of business on the Distribution Date certificates representing one share of New Beverly Common Stock for each share of Beverly Common Stock held by such holder as of such time. See "-- Manner of Effecting the Distribution."

RESTRUCTURING AND CONTRIBUTION OF REMAINING HEALTHCARE BUSINESS TO NEW BEVERLY

     New Beverly, which is a wholly-owned subsidiary of Beverly, was recently organized for purposes of the Transactions. Until shortly before the Merger, New Beverly will own no material assets and will conduct no business activities other than in preparation for the Transactions. Consummation of the Distribution is a condition to the Merger.

     Prior to the Distribution Record Date, Beverly will complete an internal restructuring pursuant to which all the assets and liabilities relating to the Remaining Healthcare Business will be transferred or contributed to New Beverly in one or more tax-free transactions such that upon completion of such restructuring, the Remaining Healthcare Business will be conducted by New Beverly, a direct subsidiary of Beverly, and various direct and indirect subsidiaries of New Beverly. At the same time, any assets and liabilities of Beverly relating primarily to the Institutional Pharmacy Business which are not already in the Pharmacy Subsidiaries (as defined in the Distribution Agreement) will be transferred to such Pharmacy Subsidiaries so that upon completion of such restructuring the Institutional Pharmacy Business will be conducted by PCA, a direct subsidiary of Beverly, and various direct and indirect subsidiaries of PCA.

     In connection with the consummation of the transactions contemplated by the Distribution Agreement and the Merger Agreement, Beverly, New Beverly, and Capstone will enter into additional agreements and arrangements designed to complete the separation of Beverly's Remaining Healthcare Business from its Institutional Pharmacy Business and to define certain intercompany relationships subsequent to the completion of the Merger. Among these agreements are: (i) the Employee Benefit Agreement; (ii) the Tax Allocation and Indemnification Agreement (the "Tax Allocation and Indemnification Agreement") between Beverly and New Beverly; (iii) the Non-competition Agreement (the "Non-competition Agreement") between Capstone and New Beverly; (iv) the Interim Services Agreement (the "Interim Services Agreement") between New Beverly and Beverly; and (v) the Affiliate Agreement (the "Affiliate Agreement") between Capstone and certain individuals who may be deemed affiliates of Beverly. For summaries of the material terms and provisions of these additional agreements, see "Effect of the Transactions on Employees and Employee Benefits -- Employee Benefit Agreement," "Certain Tax Considerations -- Tax Allocation Between the Parties," "Post-Closing Arrangements -- Terms of the Non-Competition Agreement," and "Post-Closing Arrangements -- Terms of the Interim Services Agreement", respectively.

     As provided in the Distribution Agreement, prior to the consummation of the Distribution, Beverly will take certain actions as the sole stockholder of New Beverly or will ratify actions taken by officers and directors of New Beverly in connection with establishing New Beverly as an independent company, including:
(i) incorporating New Beverly under the laws of the state of Delaware; (ii) adopting the Certificate of Incorporation and Bylaws of New Beverly to be in effect at the Time of Distribution (as defined in the Distribution Agreement);
(iii) electing as directors of New Beverly the individuals named in the New Beverly Prospectus (attached hereto as Annex A) and causing the appointment of officers of New Beverly to serve in such capacities following the Distribution; and (iv) adopting various incentive compensation plans for the benefit of directors, officers, and employees of New Beverly to be in effect following the Distribution. For information concerning the Certificate of Incorporation and Bylaws of New Beverly, see "Description of New Beverly Capital Stock -- The Charter and Bylaws of New Beverly" in the New Beverly Prospectus. For information concerning the individuals who may serve as directors and executive officers of New Beverly following the Distribution and certain compensatory arrangements for their benefit, including stock incentive plans, see "Executive and Director Compensation" in the New Beverly Prospectus.


     Pursuant to the Distribution Agreement, New Beverly will acquire the right to use the name "Beverly" in connection with continuing to conduct the Remaining Healthcare Business. It is anticipated that immediately following the Merger, New Beverly will change its name to "Beverly Enterprises, Inc."


CONSUMMATION OF THE DISTRIBUTION; TREATMENT OF BEVERLY STOCK OPTIONS, PHANTOM SHARES, PERFORMANCE SHARES, AND SHARES OF RESTRICTED STOCK

     The Distribution will be effected immediately prior to the Merger. However, the Distribution will not be effected unless both the Distribution Proposal and the Merger Proposal are approved by Beverly's stockholders. The Board of Directors of Beverly has not yet established the Distribution Record Date, although it is anticipated that the Distribution Record Date will be the date on which the Distribution occurs (the "Distribution Date") and will be immediately prior to the Effective Time of the Merger.


     On the Distribution Date Beverly's Board of Directors will cause Beverly to distribute to Beverly stockholders, as of the Distribution Record Date, shares of New Beverly Common Stock. Each stockholder of Beverly as of the Distribution Record Date will receive one share of New Beverly Common Stock for each share of Beverly Common Stock held as of the Distribution Record Date. Immediately following the completion of the Distribution, New Beverly will be an independent, publicly-traded company, and it is contemplated that the shares of New Beverly Common Stock will be listed on the NYSE and the PCX under the trading symbol "BEV."


     As of the Time of Distribution (as defined in the Distribution Agreement), by virtue of the Distribution and without any action on the part of the holders thereof, options to purchase shares of Beverly Common Stock that are outstanding under the applicable Beverly employee benefit plans immediately prior to the Time of Distribution (as defined in the Distribution Agreement) and that have been granted to Transferred Employees will become exercisable, and if not exercised will be canceled and will be substituted with new options issued by New Beverly in accordance with the Employee Benefit Agreement and such shares will be exercisable upon the same terms and conditions (except for 100% vesting as described below) as under the applicable Beverly employee benefit plan and the applicable option agreement issued thereunder, except that (i) the number of shares of New Beverly Common Stock for which such options may be converted, and
(ii) the option exercise price per share of such options will be adjusted in accordance with the Employee Benefit Agreement to take into account the effect of the Distribution. For information with respect to the treatment of employee benefits for Retained Employees see "Effect of the Transactions on Employees and Employee Benefit Matters -- Employee Benefit Agreement."

     All Beverly options, restricted stock, phantom stock and performance shares will be 100% vested as of the Time of Distribution, by virtue of the Distribution and without any action on the part of the holders thereof.

MANNER OF EFFECTING THE DISTRIBUTION


     The Beverly Board of Directors will determine the Distribution Date and it is expected that the Distribution will be made on the Distribution Date to stockholders of record of Beverly Common Stock as of the Distribution Record Date. The Merger is expected to take place promptly following the satisfaction of certain conditions set forth in the Merger Agreement and is expected to occur immediately following the Time of Distribution. The Distribution will not take place unless all of the conditions to effecting the Merger (other than the completion of the Distribution) have been fulfilled, and there can be no assurance as to the timing or consummation of the Distribution. Beverly's transfer agent, The Bank of New York, will act as the Distribution Agent for the Distribution and will deliver certificates for New Beverly Common Stock as soon as practicable to holders of record of Beverly Common Stock as of the close of business on the Distribution Record Date on the basis of one share of New Beverly Common Stock for every one share of Beverly Common Stock held on the Distribution Record Date. All shares of New Beverly Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of New Beverly Capital Stock" in the New Beverly Prospectus. Following the completion of the Distribution, New Beverly will operate as an independent, publicly-traded company.


     YOU WILL NOT BE REQUIRED TO PAY ANY CASH OR OTHER CONSIDERATION FOR THE SHARES OF NEW BEVERLY COMMON STOCK RECEIVED IN THE DISTRIBUTION NOR WILL YOU NEED TO SURRENDER YOUR BEVERLY COMMON STOCK CERTIFICATES IN ORDER TO RECEIVE SHARES OF NEW BEVERLY COMMON STOCK IN THE DISTRIBUTION. THE DISTRIBUTION AGENT WILL SEND YOU YOUR NEW BEVERLY STOCK CERTIFICATES FOLLOWING THE CONSUMMATION OF THE DISTRIBUTION.

LISTING OF NEW BEVERLY COMMON STOCK; RESTRICTIONS ON RESALE


     New Beverly will apply for listing the New Beverly Common Stock on the NYSE and PCX under the symbol "BEV," currently used by Beverly. The New Beverly Common Stock received pursuant to the Distribution will be freely transferable under the Securities Act, except for shares of New Beverly Common Stock received by any person who may be deemed to be an "affiliate" of New Beverly within the meaning of Rule 144 promulgated under the Securities Act. Persons who may be deemed to be affiliates of New Beverly after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with New Beverly, and may include the directors and executive officers of New Beverly. Persons who are affiliates of New Beverly will be permitted to sell their New Beverly Common Stock received pursuant to the Distribution only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. The Registration Statement associated with the New Beverly Prospectus will not cover resales of New Beverly Common Stock by affiliates of New Beverly. See "Shares Eligible for Future Sale" in the New Beverly Prospectus.


CONDITIONS

     The Distribution is subject to approval by Beverly's stockholders, and the Merger Agreement requires, as a condition to the consummation of the Merger, Beverly stockholder approval of the Distribution. The completion of the Distribution is also a condition to the consummation of the Merger, and Beverly does not presently intend to consummate the Distribution unless and until all of the conditions to the consummation of the Merger (other than completion of the Distribution) have been satisfied. The consummation of the Merger is subject to a number of conditions set forth in the Merger Agreement. See "The
Merger -- Conditions to Closing."

SETTLEMENT OF INTERCOMPANY ACCOUNTS

     The Distribution Agreement provides that prior to the Distribution Date and after settlement of the Assumed Pharmacy Indebtedness and the related Accrued Interest Cost, all intercompany accounts existing between Beverly and any of its subsidiaries (other than the Pharmacy Subsidiaries), on the one hand, and the Pharmacy Subsidiaries, on the other hand, will be netted out, in each case in such manner and amount as may be agreed to in writing by duly authorized representatives of Beverly, Capstone and New Beverly; and (i) the resulting net balance due, if any, from the Pharmacy Subsidiaries to Beverly and any of its subsidiaries (other than the Pharmacy Subsidiaries) will be contributed to the appropriate Pharmacy Subsidiaries as additional capital; and (ii) the resulting net balance due, if any, from Beverly and any of its subsidiaries (other than the Pharmacy Subsidiaries) to the Pharmacy Subsidiaries will be distributed to Beverly as a dividend.

     Further, New Beverly will provide an accounting to Capstone of the settlement of the intercompany accounts described above as soon as reasonably practicable following the Effective Time of the Merger. To the extent that the aggregate cash collected by Beverly from the Pharmacy Subsidiaries during the period from the date of the Distribution Agreement to the Distribution Date, is greater than the sum of (i) the Assumed Pharmacy Indebtedness and the related Accrued Interest Cost, (ii) Beverly's normal management fees collected from the Pharmacy Subsidiaries during such period in amounts consistent with past practices in the ordinary course of business, and (iii) the Closing Debt, (as defined below and, collectively, the "Beverly Interim Period Cash Entitlements"), then New Beverly will reimburse Capstone for the amount in excess of the Beverly Interim Period Cash Entitlements. To the extent that the amount of Beverly Interim Period Cash Entitlements is in excess of the aggregate cash collected by Beverly from the Pharmacy Subsidiaries during the period from the date of the Distribution Agreement to the Distribution Date, Capstone will reimburse New Beverly for the amount of such difference. "Closing Debt" is defined to mean the amount of Beverly's indebtedness incurred in connection with the acquisition of institutional pharmacy businesses approved by Capstone during the period commencing at the time of execution of the Distribution Agreement and ending at the Distribution Date, which amount will be in addition to the Assumed Pharmacy Indebtedness. New Beverly will be reimbursed for the Closing Debt pursuant and subject to the provisions described above.

TREATMENT OF INDEBTEDNESS

     The Distribution Agreement provides that Beverly and New Beverly will take all commercially reasonable action to cause New Beverly or an appropriate subsidiary of New Beverly to assume all of the items of Beverly's consolidated indebtedness other than (i) the Assumed Pharmacy Indebtedness and related Accrued Interest Cost, (ii) the Closing Debt, (iii) other permitted indebtedness constituting Institutional Pharmacy Liabilities (as defined in the Distribution Agreement), and (iv) certain capital leases and other items, if any, relating to the Institutional Pharmacy Business.

     Prior to the Time of Distribution, Beverly, and after the Time of Distribution, New Beverly is required to pay or cause to be paid, or otherwise provide for by appropriate assurances (in each case satisfactory to Capstone), to the extent Beverly or New Beverly is unable to effect releases of Beverly and the Pharmacy Subsidiaries from liability thereunder, all Beverly or New Beverly indebtedness or other non-contingent liabilities as to which Beverly or any of the Pharmacy Subsidiaries is a direct obligor, other than the Assumed Pharmacy Indebtedness and Institutional Pharmacy Liabilities. See "The
Merger -- Covenants."

     Beverly and Capstone have agreed to use all commercially reasonable efforts to cause Beverly's Pharmacy Subsidiaries to borrow $275 million from third party lenders on terms mutually agreeable to Beverly and Capstone for the purpose of repaying such amount to Beverly prior to the Distribution in settlement of the Assumed Pharmacy Indebtedness, which borrowing shall continue after the Effective Time as an obligation of the Surviving Corporation as part of its new credit facility. See "Information Concerning Capstone -- Capstone Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Capital Resources."

     The Merger Agreement provides, among other things, that it is a condition to both Beverly's and Capstone's obligations to consummate the Merger, and Beverly has agreed that prior to the Distribution and the Merger it will use its reasonable best efforts to amend, modify or replace substantially all of its existing indebtedness so that upon closing the Merger, Beverly will have been released from liability under all its existing indebtedness for borrowed money, except for the Institutional Pharmacy Liabilities and certain other pharmacy-related obligations. Accordingly, Beverly will be obligated to seek modifications or amendments to numerous credit or lending agreements, leases and other instruments with third parties for the purpose of causing New Beverly to be substituted as the obligor in Beverly's place, and obtaining the release of Beverly from liability thereunder. To the extent that Beverly is not able to obtain releases from such liabilities or able to refinance the same, Capstone may not be obligated to consummate the Merger, or if it elects to consummate the Merger, where there remain any direct obligations of Beverly to third persons for borrowed money, to reduce the amount of Assumed Pharmacy Indebtedness which PCA is obligated to repay Beverly, by the amount of any direct indebtedness of Beverly as to which Beverly has not obtained a release.

     Set forth below is a summary of the principal obligations of Beverly whereunder it is either the primary obligor or guarantor, and Beverly's present plans with respect to satisfaction of its covenants and the condition in the Merger Agreement with respect to obtaining a release from liability. In one or more cases Beverly may not be able to effect appropriate modifications to the debt instruments and release of Beverly from liability thereunder, and accordingly Beverly may be required to refinance or pay off such indebtedness or terminate such leases, under terms and conditions which may be less favorable than presently exist, and there is no assurance that Beverly will be able to successfully refinance any such indebtedness. For information with respect to anticipated one-time transactional costs associated with Beverly's effecting debt amendments, modifications or replacements, see "Unaudited Pro Forma Combined Condensed Financial Statements."

     Beverly Existing Credit Facility. As of June 30, 1997, Beverly had approximately $125,759,000 outstanding under a letter of credit/revolving credit facility which permitted borrowings of up to $375 million (the "Existing Credit Facility") including approximately $90,000,000 under the revolving portion of the Existing Credit Facility and approximately $35,759,000 of letters of credit issued pursuant thereto. The Existing Credit Facility was established pursuant to an Amended and Restated Credit Agreement dated as of December 20, 1996 (as heretofore amended, the "Existing Credit Agreement") by and among Beverly, as borrower, and Morgan Guaranty Bank of New York, as Issuing Bank, and as Agent for a lending bank group ("Morgan"). The Existing Credit Agreement terminates on December 31, 2001.

     The obligations of Beverly under the Existing Credit Facility are guaranteed by Beverly's active, direct and indirect subsidiaries other than Beverly Funding Corporation and Beverly Indemnity, Ltd. (including Beverly's Pharmacy Subsidiaries) and are secured by a pledge of all of the capital stock of PCA and certain of Beverly's other Pharmacy Subsidiaries (the "Pledged Stock").

     The Existing Credit Agreement contains representations and warranties, affirmative covenants, reporting covenants, negative covenants and events of default customary for similar financing transactions. Covenants include but are not limited to certain restrictions on investments, debt incurrence, contingent obligations, liens, consolidations, mergers and asset sales, payment of dividends and the purchase or redemption of capital stock. In addition, Beverly is required to comply with certain financial covenants governing, among other things, minimum consolidated net worth, fixed charge coverage ratio, and the ratio of adjusted consolidated debt to consolidated net worth.


     Effective August 20, 1997, Beverly, Morgan and the other members of a group of lending banks amended the Existing Credit Agreement and the Existing Credit Facility by entering into an amended and restated credit facility (the "Amended Credit Agreement"). The Amended Credit Agreement provides that, upon the occurrence of the Transactions and the delivery of certain certificates, opinions by Beverly, a new pledge agreement and an assumption agreement by New Beverly, New Beverly will be substituted as the borrower; Beverly will be released from its obligations thereunder; the Pledged Stock will be released and the capital stock of certain direct or indirect subsidiaries of Beverly engaged in the Remaining Healthcare Business and having a fair value substantially equivalent to the fair market value of the Pledged Stock will be substituted; and all Pharmacy Subsidiaries will be released as guarantors.


     Beverly 9% Senior Notes. As of June 30, 1997, there was outstanding $180 million principal amount of 9% senior notes due 2006 (the "9% Senior Notes") that were issued pursuant to an indenture dated as of February 1, 1996 (the "9% Indenture") between Beverly and The Chase Manhattan Bank, as trustee (the "9% Senior Note Trustee") for the holders of the 9% Senior Notes. The 9% Senior Notes are senior in right of payment to all subordinated indebtedness of Beverly (including the convertible subordinated debentures, discussed below). The 9% Senior Notes are redeemable commencing February 1, 2001 at an initial redemption price of 104.5% of the principal amount thereof, plus accrued and unpaid interest. The 9% Indenture contains affirmative covenants, reporting covenants, negative covenants and events of default customary for similar public debt financing transactions. Covenants include but are not limited to certain restrictions on: investments; liens; debt incurrence; issuance of preferred stock; consolidations, mergers and asset sales; payment of dividends and the purchase or redemption of capital stock and subordinated indebtedness. Many of these limitations relate to certain financial tests or ratios which include but are not limited to minimum consolidated net worth, debt to consolidated cash flow and fixed charge coverage.

     In order that the 9% Senior Notes be assigned to and assumed by New Beverly, and Beverly be released from liability thereunder, Beverly intends to solicit the consent of holders of a majority of the principal amount outstanding of the 9% Senior Notes (the "Consent Solicitation") to amend the 9% Senior Notes (as amended, the "Amended Notes") and the 9% Indenture to address the following matters: (i) waiver of the consolidated net worth test in connection with the Distribution; (ii) substitution of New Beverly as the "Company" for all purposes of the 9% Indenture and the release of Beverly and the Pharmacy Subsidiaries from all liability and obligations thereunder and (iii) waiver of the limitation on redemption of subordinated debentures to permit Beverly to redeem the subordinated debentures, as discussed below. If the consent of the required holders is obtained, Beverly, New Beverly and certain other subsidiaries of Beverly, as guarantors, and the 9% Senior Note Trustee will enter into a supplemental indenture to substitute New Beverly as primary obligor thereunder, release Beverly and the Pharmacy Subsidiaries from further liability under the 9% Senior Notes and permit the redemption of the 7 5/8% convertible subordinated debentures described below.

     There can be no assurance given that Beverly will be successful in obtaining the consent of the required majority 9% Senior Note holders. If it is not successful in the Consent Solicitation, Beverly anticipates it or New Beverly will make an exchange offer whereby holders of the 9% Senior Notes would be offered in exchange for the 9% Senior Notes a New Beverly debt security without the limitation on redemption of subordinated debentures and without a guarantee from the Pharmacy Subsidiaries (the "New Beverly Notes"). It is expected that the New Beverly Notes will, except as noted above, contain covenants similar to the 9% Senior Notes but there can be no assurance that any New Beverly Notes issued pursuant to an exchange offer will not have higher coupon rates, be issued at a discount or contain covenants more onerous or restrictive than those in the 9% Indenture or 9% Senior Notes.

     Beverly 5 1/2% Subordinated Debentures. As of June 30, 1997, there was outstanding $150 million aggregate principal amount of 5 1/2% convertible subordinated debentures ("5 1/2% Debentures"). The 5 1/2% Debentures bore interest at a rate of 5 1/2% per annum, with a scheduled maturity date of August 1, 2018 and were redeemable after August 1, 1997 at a redemption price of 103.30% of principal plus accrued and unpaid interest. The 5 1/2% Debentures were convertible into Beverly Common Stock at a conversion price of $13.33 per share. On July 17, 1997, Beverly called the 5 1/2% Debentures for redemption on August 18, 1997. A total of $149,162,550 of the $150 million aggregate principal amount outstanding was converted into 11,189,924 shares of Beverly Common Stock, increasing the outstanding shares of Beverly Common Stock by that amount. The payment of the redemption price of 103.30% of the remaining principal amount plus the cash in lieu of fractional shares was within the amount permitted under the restrictive payment provisions of the 9% Indenture.

     Beverly 7 5/8% Subordinated Debentures. As of June 30, 1997, there was outstanding approximately $62.5 million aggregate principal amount of 7 5/8% convertible subordinated debentures ("7 5/8% Debentures"). The 7 5/8% Debentures bear interest at a rate of 7 5/8% per annum, mature March 15, 2003, are presently redeemable at a redemption price of 100% of principal amount plus accrued and unpaid interest thereon and are subject to an annual sinking fund redemption of $7.5 million. The 7 5/8% Bonds are convertible into Beverly Common Stock at the option of the holder at any time prior to the close of business on March 14, 2003 but if the 7 5/8% Bonds are called for redemption, holders must convert them prior to the close of business on the business day immediately preceding the redemption date. The conversion price currently in effect is $20.47 per share.

     The 9% Indenture contains a covenant that restricts Beverly's ability to redeem or repurchase subordinated debt such as the 7 5/8% Debentures unless the redemption is accomplished with the net cash proceeds from an incurrence of subordinated indebtedness of a longer term and no more than the principal amount of the subordinated indebtedness being redeemed.

     Because redemption of the 7 5/8% Debentures is restricted under the terms of the 9% Indenture, Beverly is seeking, as part of the Consent Solicitation, consent from the holders of the 9% Senior Notes to permit the redemption of the 7 5/8% Debentures. Once the Consent Solicitation is successfully completed, Beverly intends to call the 7 5/8% Debentures for redemption, and anticipates that all of the 7 5/8% Debentures will be redeemed.


     Beverly Industrial Revenue Bonds. As of June 30, 1997, Beverly has guaranteed the obligations of various subsidiaries and others on 104 issues of industrial revenue bonds in various states and local jurisdictions, totalling an aggregate principal amount of approximately $292.6 million (individually an "IRB" and collectively the "IRBs"). A total of 89 issues with an aggregate principal amount of approximately $204.5 million involve Beverly guarantees of the obligations of Beverly subsidiaries operating the Remaining Healthcare Business, while 15 issues with an aggregate principal amount of approximately $88.1 million involved guarantees of the obligations of third parties that have acquired facilities from subsidiaries of Beverly subject to IRBs. The IRBs bear interest at rates ranging from 4.0% to 11.5% per annum, mature from May 1, 1998 to December 1, 2019, and are not redeemable until from June 1, 1997 to June 1, 2013. Beverly's obligations are set forth in a guaranty agreement for each issue (individually a "Guaranty Agreement" and collectively the "Guaranty Agreements"). The Guaranty Agreements have been entered into by Beverly and 21 respective trustees (individually an "IRB Trustee" and collectively the "IRB Trustees"). In order to effect the Distribution, Beverly intends to request each IRB Trustee to enter into appropriate assumption, substitution and release agreements to, among other things: (i) substitute New Beverly as the guarantor, assuming all of Beverly's obligations under the relevant Guaranty Agreement and
(ii) release Beverly from all obligations under the Guaranty Agreement. As of October 10, 1997, IRB Trustees with respect to 60 IRB issues totalling approximately $150.5 million have agreed, subject to the occurrence of the Transactions and delivery of certain certificates and opinions, to enter into such agreements. While Beverly will seek the assumption, substitution and release from all IRB Trustees, there can be no assurance given that one or more of the remaining IRB Trustees will not require that the holders of the IRBs consent to the proposed changes. If consents from such IRB holders are required, Beverly anticipates promptly seeking such consents. There remains the possibility that one or more IRB holders may not consent to the proposed change and if such consent is not obtained from all IRB holders Beverly proposes to refinance or pay off that portion of the IRBs with respect to which consents have not been obtained.


     Beverly First Mortgage Bonds. As of June 30, 1997, there was outstanding approximately $48.4 million aggregate principal amount of first mortgage bonds (the "First Mortgage Bonds") in two series: Series A ("Series A Bonds") and Series B ("Series B Bonds"). The Series A Bonds bear interest at a rate of
8 3/4% per annum, mature July 1, 2008 and are redeemable after July 1, 1997 at a redemption price of 105% of the principal amount plus accrued and unpaid interest thereon. The Series B Bonds bear interest at a rate of 8 5/8% per annum, mature October 1, 2008 and are not redeemable prior to October 1, 1997. After October 1, 1997, the Series B Bonds are redeemable at a redemption price of 105% of the principal amount plus accrued and unpaid interest thereon.

     The First Mortgage Bonds were issued pursuant to an indenture dated as of April 1, 1993 (as supplemented the "First Mortgage Bond Indenture") between Beverly and First Union Bank of Connecticut, as trustee (the "First Mortgage Bond Trustee") for the holders of such bonds. The First Mortgage Bond Indenture permits the substitution of New Beverly for Beverly, the assumption by New Beverly of the obligations of Beverly under the First Mortgage Bond Indenture and the First Mortgage Bonds and the release of Beverly from such obligations, upon the condition that (a) New Beverly executes documents necessary to evidence the assumption; (b) such transaction will not disturb the continuance of the lien of the First Mortgage Bond Indenture on the property mortgaged and pledged as collateral and (c) immediately after giving effect to the transaction, no default or event of default will occur.

     In order to effect the Distribution, Beverly, New Beverly and the First Mortgage Bond Trustee will execute and enter into a supplemental indenture and other documents necessary to provide for the (i) substitution of New Beverly for Beverly, (ii) assumption by New Beverly of the obligations of Beverly and (iii) release of Beverly from its obligations under the First Mortgage Bond Indenture and the First Mortgage Bonds.

     Beverly 8.75% Notes. As of June 30, 1997, there was outstanding approximately $24.8 million aggregate principal amount of 8.75% Notes ("8.75% Notes"), which were issued pursuant to an indenture dated as of December 30, 1993 (as supplemented, the "8.75% Note Indenture"), between Beverly and Boatman's Trust Company as trustee for the holders of such notes. The 8.75% Notes bear interest at a rate of 8.75% per annum, mature December 31, 2003, and are redeemable at a redemption price of 100% of the principal amount plus accrued and unpaid interest thereon. At Beverly's request the trustee has called the 8.75% Notes for redemption on October 1, 1997.

     Beverly Medium Term Notes. As of June 30, 1997, there was outstanding $50.0 million aggregate principal amount of medium term notes (the "Medium Term Notes"), which were issued by Beverly Funding Corporation ("BFC"), a wholly-owned subsidiary of Beverly, pursuant to an indenture dated as of December 1, 1994 (the "Medium Term Note Indenture") between BFC and The Chase Manhattan Bank, as trustee (the "Medium Term Note Trustee") for the holders of such notes. The Medium Term Notes bear interest at LIBOR (as defined in the Medium Term Note Indenture) plus 0.35% and mature on June 15, 2000. The Medium Term Notes are secured by a security interest in patient accounts receivable generated by subsidiaries of Beverly and sold to BFC.

     The Medium Term Notes were issued in a private placement to The Long Term Credit Bank of Japan, Los Angeles Agency ("LTCB") as holder of the entire amount of notes issued.

     Beverly has agreed to certain covenants pursuant to the First Amendment and Restatement to Master Sales and Servicing Agreement (the "Servicing Agreement") dated as of December 1, 1994. In order to effect the Distribution, Beverly will seek the consent of LTCB as the sole holder of the Medium Term Notes to permit the following under the Servicing Agreement and the Medium Term Note Indenture:
(i) substitution of New Beverly for Beverly for all purposes of such instruments; (ii) assumption by New Beverly of the obligations of Beverly and
(iii) release of Beverly from its obligations under the Servicing Agreement and the Medium Term Note Indenture. Although no binding commitments have yet been requested or obtained, based upon informal discussions between the parties, Beverly anticipates that prior to the Distribution Beverly, New Beverly, the Medium Term Note Trustee, and LTCB will enter into appropriate documents to reflect these consents and agreements.

     Beverly REIT Promissory Notes. As of June 30, 1997, there was outstanding approximately $41.8 million aggregate principal amount of promissory notes due to real estate investment trusts ("REIT Promissory Notes"). The REIT Promissory Notes, which were executed by subsidiaries of Beverly that are part of the Remaining Healthcare Business that will transfer to New Beverly as part of the Distribution, bear interest at rates ranging from 10.15% to 10.60% and mature from July 1, 2003 to May 1, 2010. Health Care Property Investors ("HCPI") holds approximately $34.2 million of the REIT Promissory Notes, which may not be prepaid until 2005. Nationwide Health Properties ("NHP") holds approximately $7.6 million of the REIT Promissory Notes, which have no prepayment rights. Beverly guarantees the performance under the REIT Promissory Notes by the obligors, pursuant to one or more guaranty agreements (individually a "Guaranty Agreement" and collectively the "Guaranty Agreements").

     Prior to the Distribution, Beverly intends to seek the consent of both HCPI and NHP to permit the following under the Guaranty Agreements and the REIT Promissory Notes: (i) substitution of New Beverly for Beverly; (ii) assumption by New Beverly of the obligations of Beverly and (iii) release of Beverly from its obligations. Although there have been preliminary discussions between Beverly and representatives of the holders of the REIT Promissory Notes, the terms on which a consent may be granted by the holders of the REIT Promissory Notes remain uncertain.

     Beverly Bank Loans, Mortgages and Notes Payable. As of June 30, 1997, there was outstanding approximately $125.7 million aggregate principal amount of certain bank loans, mortgages and notes payable representing financings by various subsidiaries of Beverly engaged in the Remaining Healthcare Business that will be transferred to New Beverly as part of the Distribution (the "Miscellaneous Debt Obligations"). The Miscellaneous Debt Obligations represent obligations ranging from $10.3 million to $25 million in outstanding principal amount, bear interest at rates ranging from 5.75% to 9.08% per annum, mature at various dates from December 31, 1997 to September 30, 2006 and are prepayable at various dates from September 1, 1997 to

June 1, 2000. The Miscellaneous Debt Obligations are guaranteed by Beverly, and certain of them contain financial and other covenants related to Beverly.


     Prior to the Distribution, Beverly intends to seek amendments of the Miscellaneous Debt Obligations to provide, among other things: (i) substitution of New Beverly as guarantor in place of Beverly; (ii) assumption by New Beverly of the obligations of Beverly; (iii) release of Beverly from its obligations and
(iv) adjustment of certain covenants to reflect the effects of the Distribution and the Merger (the "Miscellaneous Debt Amendments"). To the extent Beverly is unable to obtain the Miscellaneous Debt Amendments to effect the foregoing, Beverly expects the Miscellaneous Debt Obligations will be paid off or refinanced with other lenders. As of October 10, 1997 Beverly has entered into Miscellaneous Debt Amendments with lenders representing approximately $80.8 million out of the $125.7 million aggregate principal amount of Miscellaneous Debt Obligations outstanding as of June 30, 1997.

                                   THE MERGER

GENERAL

     This section of the Joint Proxy Statement/Prospectus describes certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement, the following description does not purport to be complete and is qualified by reference to the Merger Agreement, which is attached as Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference.

     Following the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of Beverly and Capstone and the satisfaction or waiver of the other conditions to the Merger, Beverly will be merged with Capstone, with Capstone continuing as the Surviving Corporation. The Merger will become effective upon filing a Certificate of Merger with the Secretary of State of the State of Delaware.

     The Certificate of Incorporation and Bylaws of Capstone as in effect immediately prior to the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation, except that the Certificate of Incorporation of Capstone shall be amended at the Effective Time to reflect the changes described in the Amendment Proposal. See "The Capstone Special
Meeting -- Purpose of Capstone Special Meeting."

     Pursuant to the Merger Agreement, at the Effective Time each share of Beverly Common Stock issued and outstanding immediately prior to the Effective Time (other than fractional shares to be canceled as described below) will be converted at the Effective Time into the right to receive that number of duly authorized, validly issued, fully paid and nonassessable shares of Capstone Common Stock equal to the quotient, calculated to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of Beverly Common Stock outstanding immediately prior to the Effective Time. In the event of any change in Capstone Common Stock or Beverly Common Stock by reason of any stock split, readjustment, stock dividend, exchange of shares, reclassification, reorganization or otherwise (other than the Distribution) the Conversion Number will be correspondingly adjusted.

     Promptly after the Effective Time, Capstone will mail to each record holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Beverly Common Stock (the "Certificates"), a form letter of transmittal and instructions for use in effecting the surrender of the Certificates for exchange. BEVERLY STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

     Upon surrender by Beverly stockholders to Capstone of their Certificates, (together with such letter of transmittal duly executed together with any other required documents) the Beverly stockholders will be entitled to receive from Capstone the number of shares of Capstone Common Stock which such holder has the right to receive under the Merger Agreement, and such Beverly Certificate will then be canceled. Under the DGCL, the failure of a Beverly stockholder to surrender his or her Certificates will not result in the forfeiture of the right to receive dividends or to vote the Capstone Common Stock issuable to such stockholder.

     No fractional shares of Capstone Common Stock will be issued in the Merger. Instead, the Merger Agreement provides that each holder of Beverly Common Stock who would otherwise have been qualified to receive a fraction of a share of Capstone Common Stock will be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the fraction of a share to which such holder would otherwise have been entitled, multiplied by the Average Market Value of Capstone Common Stock less the amount of any withholding taxes which may be required thereon. The Merger Agreement provides that for purposes of paying such cash in lieu of fractional shares, all Certificates surrendered for exchange by a Beverly stockholder will be aggregated, and no such holder will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of Capstone Common Stock with respect to all such Certificates surrendered.

EFFECTIVE TIME; CLOSING

     The Merger will become effective, and the Effective Time will occur, on the date and at the time that a Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such later date and time as the parties may agree and as may be specified in the Certificate of Merger. The Merger Agreement provides that the closing of the Merger (the "Closing") will take place within two days following the first business day on which all the conditions specified therein are fulfilled or waived, or on such other date as Beverly and Capstone may agree. The date upon which the Closing will occur is herein called the "Closing Date."

CONDITIONS TO CLOSING

     Mutual Conditions. The obligations of each party to effect the Merger are subject to, among other things, the fulfillment of the following conditions:

          (1) the effectiveness in accordance with the provisions of the Securities Act of (a) the Registration Statement of which this Joint Proxy Statement/Prospectus is a part, and (b) the Registration Statement of which the New Beverly Prospectus is a part;

          (2) the requisite vote of the stockholders of Beverly and Capstone at their respective Special Meetings necessary to approve the Merger, the Distribution (as to Beverly stockholders) and the transactions contemplated thereby;

          (3) the execution of the Distribution Agreement and the completion of the Distribution;

          (4) the Capstone Common Stock issuable in the Merger will have been authorized for quotation on the Nasdaq Stock Market or listed on the NYSE subject to official notice of issuance;

          (5) no writ, order, decree or injunction of a court of competent jurisdiction or governmental entity will have been entered against Capstone or Beverly, including pursuant to the HSR Act, and no proceedings will have been threatened or commenced by any governmental entity which seek to prohibit or restrict the consummation of the Merger or Distribution;

          (6) all action required to effect the restructuring, modification and amendment of Beverly's debt in accordance with the requirements of the Merger Agreement will have been completed;


          (7) the receipt of the Private Letter Ruling from the IRS or, at Beverly's election, the opinion of Caplin & Drysdale, Chartered or Ernst & Young LLP as to certain tax matters related to the Distribution. A request for the Private Letter Ruling was filed with the IRS on May 17, 1997, and was obtained from the IRS on September 19, 1997; and


          (8) the receipt of the opinion of Caplin & Drysdale, Chartered or Ernst & Young LLP as to certain tax matters related to the Merger.

     Conditions to Capstone's Obligations. The obligation of Capstone to consummate the Merger is further subject to the fulfillment or waiver of among other things, the following conditions: the representations and warranties of Beverly contained in the Merger Agreement and the Distribution Agreement will be true and correct in all material respects; Beverly will have performed and complied in all material respects with all of its agreements, obligations and conditions required by the Merger Agreement and the Distribution Agreement; and there will not have occurred since December 31, 1996 any event, condition, change, occurrence, or circumstance which has had, or is reasonably likely to have, a material adverse effect on Beverly; Capstone will have received an auditors' letter in customary form and scope from Beverly's independent auditors; PCA's unaudited consolidated results of operations for the period from January 1, 1997 to the end of the month immediately prior to the Effective Time will not have materially declined compared to forecasted results given to Capstone prior to April 15, 1997; PCA's unaudited consolidated working capital as of the end of the month immediately prior to the Effective Time has not declined below the level of such working capital reflected in the unaudited PCA financial statements as of March 31, 1997, except for certain specified changes; and all necessary regulatory and governmental consents and approvals will have been obtained.

     Conditions to Beverly's Obligations. The obligation of Beverly to consummate the Merger is further subject to the fulfillment or waiver of among other things, the following conditions: the representations and warranties of Capstone contained in the Merger Agreement will be true and correct in all material respects; Capstone will have performed and complied in all material respects with all of its agreements, obligations and conditions required by the Merger Agreement; all necessary regulatory and governmental consents will have been obtained; there will not have occurred since December 31, 1996, any event, condition, change, occurrence, or circumstance which has had or is reasonably likely to have a material adverse effect on Capstone; Beverly will have received an auditors' letter in customary form and scope from Capstone's independent auditors; Capstone's unaudited consolidated results of operations for the period from January 1, 1997, to the end of the month immediately prior to the Effective Time will not have materially declined compared to forecasted results given to Beverly prior to April 15, 1997; PCA will have repaid to Beverly the Assumed Pharmacy Indebtedness; and Counsel will have entered into and complied with the Voting Agreement.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains certain customary representations and warranties by each of Capstone and Beverly (as to such party) concerning: the organization and qualification of Capstone and Beverly and their respective subsidiaries; the capitalization of each of Capstone and Beverly; the authority of each of Capstone and Beverly relative to the execution and delivery of and performance of its respective obligations under the Merger Agreement; the authority of Beverly relative to the execution and delivery and performance of their obligations under the Distribution Agreement; approval by the Board of Directors of each of Capstone and Beverly regarding certain related matters; obtaining necessary approvals to consummate the transactions contemplated by the Merger Agreement and, in the case of Beverly, the Distribution Agreement; the absence of any conflict with, or violations of the corporate documents and certain binding instruments of each of Capstone and Beverly or their respective subsidiaries or with or of any statute, rule, regulation, order or decree of courts or governmental entities, subject to certain exceptions; the accuracy of reports and documents filed by each of Capstone and Beverly with the Commission since December 31, 1991, and certain financial statements of each company; the absence of undisclosed liabilities or obligations of Capstone, Beverly and each of their respective subsidiaries; the absence of material changes in the business of Beverly's Institutional Pharmacy Business and Capstone since December 31, 1996; the absence of litigation involving either Capstone or Beverly or their respective subsidiaries that would have a material adverse effect on the business of either party; and compliance by each of Capstone and Beverly and their respective subsidiaries with applicable laws and agreements.

     In addition, the Merger Agreement contains representations and warranties concerning: (i) Beverly's receipt of the opinions of Merrill Lynch and Stephens;
(ii) Beverly's delivery to Capstone of a letter identifying all persons who may be deemed "affiliates" of Beverly for the purpose of Rule 145 under the Securities Act and the written agreement of each such person; and (iii) Capstone's receipt of the opinion of Adirondack.

COVENANTS

     The Merger Agreement provides that, except as contemplated by the Merger Agreement, the Distribution Agreement, or as otherwise previously disclosed to Capstone, PCA will be obligated to conduct its business in the ordinary course of business consistent with past practice, including specific covenants as to certain permissible activities. The Merger Agreement also requires that, except as provided in the Merger Agreement or as otherwise previously disclosed to Beverly, Capstone and each of its subsidiaries will be obligated to conduct its business in the ordinary course of business consistent with past practice, including specific covenants as to certain permissible activities. Each of Beverly and Capstone have agreed to use all commercially reasonable efforts to take or cause to be taken all action and other things necessary, proper or appropriate under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement and the Distribution Agreement, including the filing of necessary pre-merger notification reports with applicable federal antitrust authorities and obtaining all necessary third party consents, approvals or waivers that may be required.

     Beverly has agreed to use its reasonable best efforts to cause its outstanding indebtedness for borrowed money to be restructured, modified or amended, as appropriate, to cause such indebtedness to be assumed by New Beverly. The amount of such debt outstanding at June 30, 1997 to be restructured equaled approximately $1.1 billion. See "The Distribution and Other Pre-Merger Transactions -- Treatment of Indebtedness" and "Capitalization" in the New Beverly Prospectus.

NO SOLICITATION

     Each of Capstone and Beverly has agreed that, prior to the Effective Time, it and its subsidiaries will not, and will not give authorization or permission to any of its or its subsidiaries' directors, officers, employees, agents or representatives to, and will use all commercially reasonable efforts to see that such persons do not, directly or indirectly solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing information): (i) any merger, consolidation, other business combination involving either Capstone or its subsidiaries or Beverly or its subsidiaries; (ii) any acquisition of all or any substantial portion of the assets or capital stock of either Capstone and its subsidiaries taken as a whole or Beverly and its subsidiaries; or (iii) inquiries or proposals concerning or which may reasonably be expected to lead to, any of the foregoing (each an "Acquisition Transaction") or negotiate, explore or otherwise communicate in any way with any third party (other than Beverly or its affiliates in the case of Capstone and Capstone and its affiliates in the case of Beverly) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions expressly contemplated by the Merger Agreement, or contemplated to be a material part thereof. Notwithstanding the foregoing in the event that there is an unsolicited written proposal for an Acquisition Transaction from a bona fide financially capable third party, the party receiving such proposal, in its discretion, will be permitted to furnish non-public information to and negotiate with any such third party only if: (i) two business days' written notice will have been given to the other party; and (ii) the Board of Directors of the party receiving such proposal will have determined in good faith, after having received advice from its investment banker and outside legal counsel, that the failure to provide such non-public information to or negotiate with such third party would be inconsistent with such Board of Directors' fiduciary duties to the stockholders.

TERMINATION

     Termination by Mutual Consent or by Either Party. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Beverly and Capstone: (a) by mutual consent of the Boards of Directors of Capstone and Beverly; (b) by either Capstone or Beverly if without fault of such terminating party the Merger will not have been consummated on or before January 31, 1998, which date may be extended to April 30, 1998, subject to certain conditions; (c) by either Capstone or Beverly, if any court of competent jurisdiction in the United States or other governmental body in the United States will have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action will have become final and nonappealable; or (d) by either Capstone or Beverly, if the necessary approval of the stockholders of Capstone and Beverly is not obtained.

     Termination by Capstone Only. The Merger Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Capstone, at any time prior to the Effective Time, before or after the approval by the stockholders of Capstone, if (a) Beverly has failed to comply in any material respect with any of the covenants or agreements contained in Articles I and V of the Merger Agreement to be complied with or performed by Beverly at or prior to such date of termination, (b) there is a breach that has not been cured following notice of any representation or warranty of Beverly contained in the Merger Agreement or Distribution Agreement such that the closing conditions of the Merger Agreement would not be satisfied, (c) Beverly has furnished or disclosed non-public information to, or commenced negotiations with, a third party with respect to any prohibited pharmacy acquisition transaction or Beverly Business Combination Transaction, as defined below, or will have resolved to do the foregoing and publicly disclosed such resolution,

(d) the Board of Directors of Beverly has withdrawn, changed, modified in any manner or taken action inconsistent with its recommendation of the Distribution Agreement, the Distribution, the Merger Agreement, the Merger or the other transactions contemplated thereby or has resolved to do any of the foregoing and publicly disclosed such resolution, or (e) a definitive agreement with respect to a Capstone Business Combination Transaction (as hereinafter defined) has been negotiated and Capstone's Board of Directors has determined after having received advice from its investment banker and outside legal counsel that failure to terminate the Merger Agreement would be inconsistent with such Board's fiduciary duties to the stockholders of Capstone; provided, however, that two business days' prior written notice will have been given to Beverly (which notice will include the material terms and conditions, and financing arrangements and identity of the third party proposing the Capstone Acquisition Transaction or Capstone Business Combination Transaction), and that prior to terminating the Merger Agreement Capstone has made all payments of termination fees as described below. See "-- Expenses; Termination Fees."

     The term "Capstone Acquisition Transaction" is defined as any merger, consolidation, other business combination involving Capstone or its subsidiaries, acquisition of all or any substantial portion of the assets or capital stock of Capstone and its subsidiaries taken as a whole, or inquiries or proposals concerning or which may reasonably be expected to lead to any of the foregoing. The term "Capstone Business Combination Transaction" is defined as any of the following involving Capstone or any of its subsidiaries that is material to the business, results of operation, prospects or financial condition of Capstone and its subsidiaries taken as a whole: (1) any merger, consolidation, share exchange, business combination or other similar transaction (other than the Merger); (2) any sale, lease, exchange, transfer or other disposition of 25% or more of the assets of Capstone and its subsidiaries, taken as a whole, in a single transaction or series of transactions; or (3) the acquisition by a person or entity, or any "group" (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder) of beneficial ownership of 33 1/3% or more of Capstone Common Stock, whether by tender offer, exchange offer or otherwise.

     Termination by Beverly Only. The Merger Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Beverly, at any time prior to the Effective Time, before or after the approval by the stockholders of Beverly, if (a) Capstone has failed to comply in any material respect with any of the covenants or agreements contained in Articles I and V of the Merger Agreement to be complied with or performed by Capstone at or prior to such date of termination, (b) there is a breach that has not been cured following notice of any representation or warranty of Capstone contained in the Merger Agreement such that the closing conditions in favor of Beverly would not be satisfied, (c) Capstone has furnished or disclosed non-public information to, or commenced negotiations with, a third party with respect to a Capstone Acquisition Transaction or has resolved to do either of the foregoing and publicly disclosed such resolution, (d) the Board of Directors of Capstone has withdrawn, changed, modified in any manner or taken action inconsistent with its recommendation of the Merger Agreement, the Merger or the other transactions contemplated thereby or has resolved to do any of the foregoing and publicly disclosed such resolution, (e) a definitive agreement with respect to a Beverly Business Combination Transaction or Pharmacy Acquisition Transaction (as defined below) has been negotiated and Beverly's Board of Directors has determined after having received advice from its investment banker and outside legal counsel that failure to terminate the Merger Agreement would be inconsistent with the Board's fiduciary duties to the stockholders of Beverly; provided, however, that two business days' prior written notice will have been given to Capstone (which notice shall include the material terms and conditions, and financing arrangements and identity of the third party proposing the Pharmacy Acquisition Transaction or the Beverly Business Combination Transaction) and that prior to terminating the Merger Agreement Beverly has made all payments of termination fees as described below, or (f) Counsel has breached its obligations pursuant to the non-solicitation section of the Voting Agreement. See "-- Expenses; Termination Fees."

     The term "Pharmacy Acquisition Transaction" is defined in the Merger Agreement as any merger, consolidation or other business combination primarily involving the Institutional Pharmacy Business, an acquisition primarily relating to all or a substantial portion of the assets used in the Institutional Pharmacy Business or of the capital stock of any Pharmacy Subsidiaries or inquiries or proposals concerning which or may reasonably be expected to lead to any of the foregoing. The term "Beverly Business Combination Transaction" is defined as any of the following involving Beverly or any Pharmacy Subsidiary that is material to the business, results of operation, prospects or financial condition of the Institutional Pharmacy Business taken as a whole: (1) any merger, consolidation, share exchange, business combination or other similar transaction (other than the Merger) including the Remaining Healthcare Business; (2) any sale, lease, exchange, transfer or other disposition of 25% or more of the assets of Beverly (other than assets related to the Remaining Healthcare Business) and its Pharmacy Subsidiaries (as defined in the Merger Agreement), taken as a whole, in a single transaction or series of transactions; or (3) the acquisition by a person or entity, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 33 1/3% or more of Beverly Common Stock, whether by tender offer, exchange offer or otherwise.

EXPENSES; TERMINATION FEES

     Termination Payments by Beverly. If the Merger Agreement is terminated because Beverly has, pursuant to its Board of Directors' exercise of its fiduciary duties, negotiated a definitive agreement with another party relating to a Beverly Business Combination Transaction or a Pharmacy Acquisition Transaction under circumstances permitted by the Merger Agreement, then Beverly will be obligated to pay Capstone a fee of $35.0 million and up to $2.0 million in documented fees and expenses (the "Beverly Termination Payment"), payable in immediately available funds prior to and as a condition of such termination and entering into the transaction contemplated by such other definitive agreement.

     If, prior to termination by (A) either party as set forth under "-- Termination by Mutual Consent or by Either Party", above (except (i) by mutual consent or (ii) by Beverly if Beverly terminates because Capstone stockholders' approval is not obtained), or (B) Capstone only, as set forth under "-- Termination by Capstone Only", above (except where Capstone has, pursuant to its Board of Directors' exercise of its fiduciary duties, negotiated a definitive agreement with another party relating to a Capstone Business Combination Transaction under circumstances permitted by the Merger Agreement), any person shall have submitted a bona fide proposal concerning a Pharmacy Acquisition Transaction or a Beverly Business Combination Transaction, and within eighteen months after such termination, Beverly or any of its subsidiaries proposes to enter into a definitive agreement with a third party with respect to a Pharmacy Acquisition Transaction or a Beverly Business Combination Transaction, then Beverly will be obligated to pay Capstone the Beverly Termination Payment prior to and as a condition of entering into such definitive agreement.

     If (A) the Merger Agreement is terminated by either party because Beverly's stockholder approval is not obtained or (B) Beverly terminates the Merger Agreement because either the Merger does not occur by the applicable termination date (January 31, 1998 or, under certain circumstances, April 30, 1998) or the Merger has been finally enjoined by court ruling, and Beverly subsequently either spins off the Institutional Pharmacy Business to Beverly stockholders within six months after termination or engages an underwriter within six months after termination and has a public offering of the Institutional Pharmacy Business within 18 months after termination, then Beverly shall cause the Beverly Termination Payment to be paid to Capstone concurrently with the consummation of the spin-off or public offering, as the case may be.

     Termination Payments by Capstone. If the Merger Agreement is terminated because Capstone has, pursuant to its Board of Directors' exercise of its fiduciary duties, negotiated a definitive agreement with another party relating to a Capstone Business Combination Transaction or a Capstone Acquisition Transaction under circumstances permitted by the Merger Agreement), then Capstone will be obligated to pay Beverly a fee of $35.0 million and up to $2.0 million in documented fees and expenses (the "Capstone Termination Payment"), payable in immediately available funds prior to and as a condition of such termination and entering into the transaction contemplated by such other definitive agreement.

     If, prior to termination by (A) either party as set forth under "--Termination by Mutual Consent or by Either Party", above (except (i) by mutual consent or (ii) by Capstone if Capstone terminates because Beverly stockholders' approval is not obtained), or (B) Beverly only, as set forth under "--Termination by Beverly Only", above (except where Beverly has, pursuant to its Board of Directors' exercise of its fiduciary duties, negotiated a definitive agreement with another party relating to a Beverly Business Combination Transaction or a Pharmacy Acquisition Transaction under circumstances permitted by the Merger Agreement), any person shall have submitted a bona fide proposal concerning a Capstone Business Combination Transaction, and within eighteen months after such termination, Capstone or any of its subsidiaries proposes to enter into a definitive agreement with a third party with respect to a Capstone Acquisition Transaction or a Capstone Business Combination Transaction, then Capstone will be obligated to pay Beverly the Capstone Termination Payment prior to and as a condition of entering into such definitive agreement."

AMENDMENT; WAIVER

     Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Capstone and Beverly at any time prior to the Effective Time with respect to any of the terms contained therein; provided, however, that, after the Merger Agreement is adopted by the stockholders of Capstone or Beverly, no such amendment or modification will change the amount or form of the Closing Consideration (as defined in the Merger Agreement).

     Certain of the conditions to the consummation of the Merger are waivable by either Beverly with respect to Beverly's conditions to closing or by Capstone with respect to Capstone's conditions to closing. Although currently neither Beverly nor Capstone intends to waive any of such waivable conditions to the Merger, in the event that such conditions are waived, Beverly and Capstone do not presently intend to resolicit stockholder consents with respect to the Transactions.

     Any failure of Capstone or Beverly to comply with any obligation, covenant, agreement or condition contained in the Merger Agreement may be waived by Capstone or Beverly, respectively, only by a written instrument signed by the party granting such waiver, but the waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. All consents are required to be in writing.

TERMS OF THE VOTING AGREEMENT

     Counsel, the beneficial owner of approximately 22.4% of the Capstone Common Stock prior to the Merger, entered into a Voting Agreement (the "Voting Agreement") with Beverly, pursuant to which Counsel agreed to vote all shares over which it has voting power in favor of the Merger and agreed not to withdraw its vote prior to the earlier of the effective time of the Merger or the termination of the Merger. Counsel also agreed, pursuant to the Voting Agreement to refrain from soliciting alternative transactions.

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

                           POST-CLOSING ARRANGEMENTS

TERMS OF THE INTERIM SERVICES AGREEMENT

     Prior to the Distribution Date, New Beverly and Beverly will execute the Interim Services Agreement, which establishes a framework for New Beverly to provide to Capstone, as the successor to Beverly following the Effective Time of the Merger, certain services as may be requested by Capstone to insure an orderly transition of the Institutional Pharmacy Business. The contemplated services may include those services that have been historically provided by Beverly on a centralized basis to the Institutional Pharmacy Business, such as cash management, compensation and benefits administrative assistance, management information systems and legal services. The term of the Interim Services Agreement extends through April 30, 1998, or as otherwise mutually agreed by the parties. New Beverly will be reimbursed for all direct and indirect costs and expenses incurred in connection with providing any services, as well as the allocated portion of the base salaries of the New Beverly employees actually providing services; provided that in no event will the amount to be reimbursed to New Beverly for such services be less than the fair market value for such services.

INDEMNIFICATION AND INSURANCE

     The Distribution Agreement provides that from and after the Distribution Date, Capstone will indemnify, defend and hold harmless New Beverly, and its subsidiaries, as well as the directors and officers of New Beverly and the various New Beverly subsidiaries (collectively, the "New Beverly Indemnitees") from and against all losses arising out of or relating to (i) the Institutional Pharmacy Liabilities, (ii) any breach, whether before or after the Distribution Date, by Beverly or the Pharmacy Subsidiaries of any provision of the Distribution Agreement or any Ancillary Agreement and (iii) liabilities related to the operation of Capstone.


     New Beverly will, following the Distribution Date, indemnify, defend and hold harmless, Beverly (and Capstone as its successor), each Pharmacy Subsidiary, and the directors and officers of Beverly and the Pharmacy Subsidiaries from and against losses arising out of or resulting from (i) the Remaining Healthcare Liabilities (as defined in the Distribution Agreement),
(ii) the breach, whether before or after the Distribution Date, by New Beverly or any New Beverly subsidiary, of any provision of the Distribution Agreement or any Ancillary Agreement, (iii) any claims arising out of the New Beverly Prospectus or the Registration Statement pertaining thereto, and (iv) the failure to qualify as a tax-free reorganization.



     For a period of six years following the anniversary of the Distribution Date, Capstone will maintain in effect in such manner as is contemplated by the Merger Agreement policies of directors' and officers' liability insurance with respect to claims against present or former officers or directors of Beverly and its subsidiaries arising from facts or events occurring prior to the Effective Time of the Merger. The cost of maintaining such coverage in effect will be shared as follows: (i) for the first three years after the Distribution Date, New Beverly and Capstone will each bear 50% of the premium cost of maintaining said insurance policies or any applicable runoff policy in substitution or replacement thereof; and (ii) for the following three years after the Distribution Date, New Beverly will bear 70% of such premium cost, and Capstone will bear 30% of such premium cost.


     Following the Distribution Date, Capstone will be responsible for providing such insurance coverage as it may deem appropriate with respect to the assets and business of the Institutional Pharmacy Business. Similarly, New Beverly will be responsible for maintaining such insurance coverage as it deems appropriate with respect to the assets and business of the Remaining Healthcare Business. Notwithstanding the above, Capstone and Beverly, pursuant to the terms of the Merger Agreement, have agreed to use their joint best efforts to expeditiously obtain a commitment for retroactive insurance coverage, which will be reasonably acceptable to Beverly, with respect to both known liabilities and unreported losses which are related to the Institutional Pharmacy Business which may have occurred or may occur at any time prior to the Effective Time. Capstone has agreed that at the Effective Time, it will, at its expense, cause such retroactive insurance coverage to be in effect.

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

TERMS OF THE NON-COMPETITION AGREEMENT

     In connection with the Distribution and the Merger, Beverly, Capstone and New Beverly will enter into a Non-competition Agreement whereby New Beverly will agree not to engage in the institutional pharmacy business (as defined in the Non-competition Agreement) within a 120-mile radius of any pharmacy included in the Institutional Pharmacy Business or operated by Capstone during the five-year term of such agreement, except that the Non-competition Agreement will not restrict or impair any activities of New Beverly or any of its subsidiaries as currently provided in connection with the provision of any healthcare services or products in certain defined settings and in other settings where long-term healthcare is not the primary service furnished.

     If New Beverly, during the term of the Non-competition Agreement, acquires a pharmacy dispensing services business as part of the acquisition of a larger business where the pharmacy dispensing services business does not constitute the principal part of the larger business, New Beverly has agreed to offer to sell such pharmacy dispensing services business to Capstone within six months of the purchase of such business. The purchase price of any such pharmacy dispensing services business which Capstone elects to acquire under the Non-competition Agreement will be determined based upon an appraisal of an independent business appraisal firm.

PREFERRED PROVIDER AGREEMENT

     Beverly and Capstone have agreed that effective upon the closing of the Merger, New Beverly and the Surviving Corporation will enter into a Preferred Provider Agreement for Pharmaceutical and Related Services (the "Preferred Provider Agreement") under which the Surviving Corporation will enter into one or more provider agreements, for a five year term, with a five year renewal right upon meeting certain competitive pricing criteria, to provide certain pharmacy and related products and services (collectively, the "Services") in New Beverly long-term care facilities where PCA has previously provided such Services, and New Beverly will under certain conditions cause additional long-term care facilities now or hereafter operated by Beverly to enter into similar provider agreements for such Services for up to a five year term, with similar renewal rights.

     Under the Preferred Provider Agreement, if New Beverly sells or otherwise disposes of any long-term care facility under contract with the Surviving Corporation to a third party, New Beverly will be obligated to cause the third party to assume New Beverly's obligation to obtain the Services at that facility from the Surviving Corporation. A default by either party with respect to its obligations under provider agreements covering 10% of the total number of long-term facilities at the time under contract with the Surviving Corporation will constitute a default under the Preferred Provider Agreement, entitling the non-defaulting party to, among other remedies, terminate the entire relationship.


     Under the Preferred Provider Agreement, pricing for the Services is expected to be determined and negotiated at the time of commencement of Services by the Surviving Corporation at a specific facility. Such prices may differ from prices historically charged to Beverly by PCA. Such pricing will continue at such amount for the duration of the term of the provider agreements, subject to such modifications as may be required by changes in governmental reimbursement regulations and rules or disallowances of submitted charges.


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

         EFFECT OF THE TRANSACTIONS ON EMPLOYEES AND EMPLOYEE BENEFITS

EMPLOYEE BENEFIT AGREEMENT

     Beverly, New Beverly and Capstone will execute an Employee Benefit Matters Agreement (the "Employee Benefit Agreement") on or prior to the Distribution Date to allocate responsibilities and obligations between New Beverly and the Surviving Corporation for various employee and employee benefit matters, including the rights and claims of employees of the Institutional Pharmacy Business, who will become employees of Capstone after the Merger (and, where appropriate, also covering former employees and current and former independent contractors of the Institutional Pharmacy Business who provide or previously provided services primarily in connection with the Institutional Pharmacy Business) (collectively, the "Retained Employees"), and the rights and claims of employees of the Remaining Healthcare Business, who will transfer to and become employees of New Beverly (and, where appropriate, also covering former employees and current and former independent contractors of the Remaining Healthcare Business who provide or previously provided services primarily in connection with the Remaining Healthcare Business) (collectively, the "Transferred Employees"). The Employee Benefit Agreement allocates such responsibilities and obligations with respect to salary, wages and related benefits, as well as benefits under the current Beverly stock plans, non-tax qualified benefit plans, employee welfare benefit plans and tax-qualified defined contribution plans.

     Beverly and New Beverly intend to transfer the Transferred Employees to New Beverly or one of its subsidiaries, as appropriate, immediately prior to the Distribution. With respect to the Transferred Employees, New Beverly will assume the liabilities and obligations regarding, and will continue to be responsible for, all claims made by or on behalf of Transferred Employees concerning salary, wages, benefits, stock-based compensation, non-qualified plans, qualified plans, welfare plans, severance pay, salary continuation and post-employment obligations. With respect to Retained Employees, Beverly will retain and Capstone shall assume all such liabilities and obligations with respect to and concerning Retained Employees except for certain benefits of Retained Employees provided under certain non-tax qualified benefit plans that are to be maintained for such Retained Employees by New Beverly. Beverly and Capstone will, however, retain liability for such benefits of Retained Employees, and will indemnify New Beverly to the extent of the net cost to New Beverly of providing such benefits.

     All of the employee welfare benefit plans maintained by Beverly will be assumed, along with any underlying assets held for such plans, by New Beverly. New Beverly's assumption of liability for the provision of benefits under these plans will cover all liabilities with respect to Transferred Employees and will cover all liabilities for Retained Employees arising with respect to claims incurred up to the Distribution. However, Beverly will retain and Capstone will assume all coverage and benefit liabilities for Retained Employees as of the Distribution. Beverly's and Capstone's obligations with respect to Retained Employees as of the Distribution under COBRA will be administered and paid for by New Beverly, with Beverly and Capstone providing reimbursement to New Beverly for all costs incurred.

     Effective as of the Distribution, New Beverly will assume the Beverly Enterprises 401(k) Savings Plus Plan, taking on all of its assets and liabilities. New Beverly will continue to maintain that plan for the benefit of the Transferred Employees. The Retained Employees will cease to participate in that plan. New Beverly will cause the assets held in that plan for the benefit of the Retained Employees to be transferred in a trustee-to-trustee transfer to another tax-qualified plan of which the Surviving Corporation is sponsor. The transferee plan will be designated by the Surviving Corporation. The Pharmacy Corporation of America Retirement Savings Plan will be amended to provide for its assumption by Capstone. The Beverly Enterprises, Inc. 1988 Stock Purchase Plan will be amended and assumed by New Beverly and Retained Employees will cease to participate in that plan. Retained Employees will receive a cash distribution of any remaining balance held in that plan to the extent it has not been used to purchase stock.

     Beverly, New Beverly and Capstone shall cooperate to amend the existing Beverly stock plans prior to the Distribution to provide for the assumption by Capstone of such plans and certain options granted thereunder. Immediately following the Merger, Capstone intends to terminate the assumed plans and substitute Capstone options issued pursuant to the Capstone Incentive Plan for the assumed obligations. In addition, prior to the

Distribution, New Beverly shall adopt one or more stock option plans and the participants initially shall be all Transferred Employees who hold Beverly options, restricted shares, performance shares and/or phantom shares, which benefits shall be subject to accelerated vesting and other adjustments as described below.

     For all Transferred Employees and Retained Employees, immediately prior to the Distribution, (i) each option to purchase Beverly Common Stock then outstanding will become fully vested and exercisable, (ii) all restrictions on outstanding restricted shares will lapse and each such share shall become fully vested, (iii) each outstanding award of phantom shares shall become fully vested, and (iv) each outstanding performance share of Beverly Common Stock shall become fully vested.

     Beverly has requested that Transferred Employees with existing employment or change in control severance agreements enter into new employment, severance, or change of control agreements with New Beverly to be effective at the Time of Distribution (the "New Beverly Agreements"). The New Beverly Agreements provide, in exchange for the benefits provided therein, that the Transferred Employee agrees to, among other things, (i) waive any rights currently in existence under any change in control, severance or employment agreement or other compensation or employee benefit plan with or previously assumed by Beverly; and (ii) the cancellation of existing Beverly stock options and the substitution of new stock options to be issued by New Beverly (as described below).

     Effective immediately after the Distribution, New Beverly will substitute for each outstanding Beverly option held by a Transferred Employee, a New Beverly option to acquire shares of New Beverly Common Stock, which option shall be of the same character and subject to substantially the same terms and conditions, as the Beverly option for which it is substituted, provided, however, that: (i) the exercise price per share of New Beverly Common Stock for which the option may be exercised shall be an amount equal to the product of (x) the per share exercise price under the Beverly option immediately prior to the Distribution, and (y) the fraction representing the Fair Market Value of a share of New Beverly Common Stock immediately after the Distribution divided by the Fair Market Value of a share of Beverly Common Stock immediately before the Distribution (the "Distributed Stock Fraction"), and (ii) the number of New Beverly shares for which the option may be exercised shall be an amount equal to the quotient of (x) the number of shares of Beverly stock for which the Beverly option could have been exercised immediately prior to the Distribution, divided by (y) the Distributed Stock Fraction.

     For each Retained Employee, Beverly will maintain each outstanding Beverly option held by a Retained Employee to preserve the terms and conditions of the Beverly option, except that (i) the exercise price per share of Beverly Common Stock for which the option may be exercised shall be an amount equal to the product of (x) the per share exercise price under the Beverly option immediately prior to the Distribution, and (y) the fraction representing the Fair Market Value of a share of Beverly Common Stock immediately after the Distribution divided by the Fair Market Value of such share immediately before the Distribution (the "Retained Stock Fraction"), and (ii) the number of shares of Beverly Common Stock for which the option may be exercised shall be an amount equal to the quotient of (x) the number of shares of Beverly Common Stock for which the Beverly Option could have been exercised immediately prior to the Distribution, divided by (y) the Retained Stock Fraction.

     Capstone has agreed to assume the Beverly stock plans and each Beverly option granted thereunder that is held by a Retained Employee, and each such option so assumed shall be exercisable upon the same terms and conditions as under the applicable Beverly stock plan and the applicable option agreement issued thereunder, except that (i) each such option shall be exercisable for that number of shares of Capstone Common Stock into which the number of shares of Beverly Common Stock subject to such option immediately prior to the Effective Time of the Merger, but after giving effect to the adjustments described above, would have been converted pursuant to the Merger Agreement if such option had been exercised immediately prior to the Effective Time of the Merger and (ii) the exercise price per share of Capstone Common Stock for which the option may be exercised, determined after giving effect to the adjustments described above, shall be an amount equal to the quotient of (x) such adjusted exercise price per share of Beverly Common Stock for which the option could have been exercised, immediately prior to the Effective Time of the Merger, divided by (y) the Conversion Number. Immediately following the Merger, Capstone

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

intends to terminate the assumed Beverly stock plans and substitute Capstone options issued pursuant to the Capstone Incentive Plan for the assumed options.


     Capstone's obligation under the Employee Benefit Agreement to assume Beverly options held by Retained Employees will not be subject to any provision of the Merger Agreement limiting to 50 million the maximum number of shares of Capstone Common Stock which may be issued pursuant to the Merger Agreement. Capstone will assume Beverly options with respect to approximately 700,000 shares of Beverly Common Stock, subject to the adjustments described above. Because the adjustments are based, in part, on the Conversion Number, the actual number of shares of Capstone Common Stock into which the Retained Benefits will convert cannot be determined until the Effective Time of the Merger. If the foregoing adjustments had been made on October 13, 1997, the companies estimate that the options would have converted into options covering approximately one million shares of Capstone Common Stock. The weighted average exercise price for the options, prior to adjustment, is approximately $11.16 per share. New Beverly will indemnify Capstone against costs incurred as a result of claims relating to options in excess of Capstone's obligation described above.


     Capstone has requested that Retained Employees enter into agreements that provide for, among other things, waiver of any rights under any change in control agreements triggered by the Transactions in exchange for the grant of new Capstone stock options and other consideration described therein.

     Prior to the Distribution, Beverly, New Beverly and Capstone shall cooperate to amend all of Beverly's existing non-tax qualified benefit plans, employee welfare benefit plans and tax-qualified defined contribution plans consistent with the transactions described above, and to provide generally for
(i) the assumption of such plans by New Beverly, (ii) the ongoing participation in such plans by all Transferred Employees, (iii) the cessation of participation in such plans as of the Distribution by all Retained Employees and (iv) taking such other steps as may be necessary to prevent the consummation of the Merger, the Distribution and the transactions contemplated thereby from causing, resulting in, or being treated as a termination of employment, cessation of service or a change of control with respect to such plans.

CAPSTONE BENEFITS

     The Merger will have no effect on options to purchase Capstone Common Stock that are outstanding prior to the Merger. Capstone's stockholders are being asked to approve the Capstone Incentive Plan Proposal and the Capstone Purchase Plan Proposal in connection with the Merger. Capstone currently anticipates issuing options covering approximately 4.5 million shares immediately following the Merger. See "Certain Considerations Related to the Merger -- Interest of Certain Persons in the Transactions." Capstone is considering implementing various bonus and retention plans in order to retain key employees of Capstone through the Effective Time of the Merger and to retain key employees of the Surviving Corporation following the Effective Time of the Merger. As of the date of this Joint Proxy Statement/Prospectus, no such plans have been enacted and there can be no assurance that such plans will be adopted or, if adopted, as to the terms of such plans as adopted.

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

                           CERTAIN TAX CONSIDERATIONS

TAX ALLOCATION BETWEEN THE PARTIES

     Prior to the Distribution, Beverly and New Beverly will enter into a Tax Allocation and Indemnification Agreement. This agreement sets forth each party's rights and obligations with respect to the allocation and payment of tax liabilities and entitlements to refunds, if any, for any federal, state or local taxes for periods before and after the Effective Time of the Merger. The Tax Allocation and Indemnification Agreement also addresses related matters such as the allocation of responsibility in connection with the preparation and filing of any tax returns, the conduct of proceedings related to taxes, cooperation of the parties with respect to certain tax matters, and the indemnification of the parties against certain liabilities allocated under the Tax Allocation and Indemnification Agreement.

     In general, under the Tax Allocation and Indemnification Agreement, New Beverly will be responsible for (i) all tax liabilities of Beverly not allocable to the Pharmacy Subsidiaries, (ii) any tax liability of New Beverly for periods beginning after the date of the Merger, and (iii) except as otherwise described in this section, any tax liability of Beverly resulting from the failure of the restructuring and the Distribution to qualify as transactions described in Sections 351 and 355 of the Code and/or as a "reorganization" under Section 368(a)(1)(D) of the Code, or the Merger to qualify as a "reorganization" under
Section 368(a)(1)(A) of the Code. New Beverly will also be entitled to any refunds that relate to those liabilities.

     Under the Tax Allocation and Indemnification Agreement, the Surviving Corporation will generally be responsible for (i) all tax liabilities allocable to the Pharmacy Subsidiaries, and (ii) any tax liability of Capstone.

     If the tax return for the Beverly consolidated group (the "Group Tax Return") for taxable year 1996 is filed before the Distribution, Beverly will be responsible for preparing and filing such Group Tax Return in a manner that fairly reflects the interests of Beverly and New Beverly. If the Group Tax Return for taxable year 1996 is filed after the Distribution, New Beverly will be responsible for preparing such Group Tax Return in a manner that fairly reflects the interests of Beverly and for furnishing the completed Group Tax Return to Beverly in time to permit the timely signing and filing of such Group Tax Return by Beverly. Beverly will be responsible for preparing and filing the Group Tax Return for taxable year 1997 in a manner which fairly reflects the interests of New Beverly. New Beverly will be responsible for providing to Beverly for taxable year 1997 the information relating to New Beverly that is needed for the preparation of the taxable year 1997 Group Tax Return. All Group Tax Returns filed after the date of the Merger will be prepared on a basis consistent with the elections, accounting methods, conventions and principles of taxation used for the most recent taxable periods for which Group Tax Returns have been filed.

     If the consolidated federal income tax liability reported on the Group Tax Return (the "Group Tax Liability"), if any, for any relevant tax period includes alternative minimum tax imposed by (and defined in) section 55 of the Code, the total amount of alternative minimum tax will be allocated to New Beverly. The remaining portion of the Group Tax Liability (after reduction for alternative minimum tax) will be apportioned between Beverly and New Beverly. The amount apportioned to Beverly will be based upon a determination of the tax liability of the Institutional Pharmacy Business had such business filed a federal income tax return on a stand-alone basis, and the amount apportioned to New Beverly will be the remaining portion of the Group Tax Liability, excluding any portion attributable to Capstone.

     For any tax period for which a Group Tax Return is filed after April 15, 1997, New Beverly will be liable for the amount of taxes allocated to New Beverly reduced by the excess of (a) the total amount of estimated federal income taxes paid by Beverly with respect to any portion of such tax period which occurs on or before the Distribution, over (b) the amount included as a payable to Beverly for federal income taxes with respect to such tax period determined as of April 15, 1997. If the amount allocated to New Beverly for any tax period with a reduction as provided above is a positive number, such net amount will be a joint and several liability of New Beverly and its subsidiaries enforceable by Beverly and its subsidiaries under the terms of the Tax Allocation and Indemnification Agreement. If the amount allocated to New Beverly for any tax period

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

reduced as provided above is a negative number, Beverly and its subsidiaries will be jointly and severally liable for the payment of an amount equal to such negative number to New Beverly.

     If, as a result of any filing of an amended return or claim for refund, final determination or settlement with the IRS, or court decision, relating to a Group Tax Return for any tax period, there is an increase in the Group Tax Liability, then each of Beverly and New Beverly will be allocated the portion of the increase in the Group Tax Liability that is attributable to it under the apportionment method described above, plus any allocable interest and penalties. If there is a reduction in the Group Tax Liability, then each of Beverly and New Beverly will be allocated the portion of the refund from such reduction in the Group Tax Liability that is attributable to it under the apportionment method described above, plus any allocable interest.

     Each party to the agreement agrees to pay and be responsible for, and will indemnify, defend and hold harmless all other parties from and against all liabilities allocated to it under the Tax Allocation and Indemnification Agreement. If any party pays or has paid any Group Tax Liability or state or local income or franchise tax liability for which another party is or becomes liable pursuant to the terms of the Tax Allocation and Indemnification Agreement, appropriate reimbursement will be made no later than ten days after demand for such reimbursement is made. The portion of any refund, rebate, or reimbursement received by any party to which another party is entitled pursuant to the Tax Allocation and Indemnification Agreement will be paid over within ten days. Any payments required to be made between the parties that are not made in a timely fashion will bear interest calculated at the rate specified under
Section 6621(a)(2) of the Code from the date such payment is due to the date the payment is made.

     Beverly agrees to (i) retain all Group Tax Returns, related schedules and work papers, and all material records and other documents as required under
Section 6001 of the Code and the regulations promulgated thereunder existing on the date of the Tax Allocation and Indemnification Agreement or relating to tax periods ending with the Distribution, for seven years following the Distribution, or such longer period as a tax deficiency may be assessed or a refund claim filed under applicable periods of limitation, and (ii) allow New Beverly and its representatives (and representatives of any of its affiliates), at times and dates reasonably acceptable to Beverly, to inspect, review and make copies of such records, and have access to such employees, as New Beverly may reasonably deem necessary or appropriate from time to time.

DESCRIPTION OF TAX CONSEQUENCES OF TRANSACTION

     The following is a summary description of the material federal income tax consequences of the Transactions. This summary is for general informational purposes only and is not intended as a complete description of all of the tax consequences of the Transactions and does not discuss tax consequences under the laws of state or local governments or of any other jurisdiction. Moreover, the tax treatment of a stockholder may vary depending upon his, her or its particular situation. In this regard, certain stockholders (including (i) insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign trusts or estates as defined for United States federal income tax purposes, and (ii) stockholders that hold shares as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes and stockholders with a "functional currency" other than the United States dollar) may be subject to special rules not discussed below. In addition, this summary applies only to shares which are held as capital assets. The following discussion may not be applicable to a stockholder who acquired his or her shares pursuant to the exercise of stock options or otherwise as compensation.

     THE FOLLOWING DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, TREASURY REGULATIONS THEREUNDER, AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE WHICH MAY OR MAY NOT BE RETROACTIVE, AND ANY SUCH CHANGES COULD AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN. SEE "POSSIBLE FUTURE LEGISLATION" BELOW. EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE TRANSACTION DESCRIBED HEREIN, INCLUDING, THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR

FOREIGN TAX LAWS, AND THE POSSIBLE EFFECTS OF CHANGES OF APPLICABLE TAX LAWS.

THE DISTRIBUTION


     On September 19, 1997, Beverly received a Private Letter Ruling from the IRS substantially to the effect that, among other things, the Distribution will qualify as a reorganization within Section 368(a)(1)(D), and that neither Beverly, New Beverly nor their stockholders will recognize any gain or loss (i) in connection with such reorganization transaction (as more fully described below), (ii) upon the receipt by New Beverly of the Remaining Healthcare Assets (as defined in the Distribution Agreement) from Beverly in exchange for the New Beverly Common Stock, or (iii) upon receipt by Beverly stockholders of the New Beverly Common Stock in the Distribution. Receipt of the Private Letter Ruling, or an opinion to the effect as set forth below, at the election of Beverly, is a condition to the respective obligations of Beverly and Capstone to consummate the Merger. See "The Merger -- Conditions to Closing."



     Based upon the Private Letter Ruling and the anticipated qualification of the Merger as a tax-free reorganization, the Distribution will qualify as a tax-free reorganization under Section 368 of the Code. As a result, (i) the holders of Beverly Common Stock will not recognize gain or loss upon receipt of shares of New Beverly Common Stock, (ii) each holder of Beverly Common Stock will allocate his, her or its aggregate tax basis in the Beverly Common Stock immediately before the Distribution among the Beverly Common Stock and New Beverly Common Stock in proportion to their respective fair market values, (iii) the holding period of each holder of Beverly Common Stock for the New Beverly Common Stock will include the holding period for his, her or its Beverly Common Stock, provided that the Beverly Common Stock is held as a capital asset at the time of the Distribution, and (iv) Beverly will not recognize any gain or loss on its distribution of the New Beverly Common Stock to its stockholders, except to the extent that gain or loss is required to be recognized on intercompany transactions.


     No fractional shares of New Beverly Common Stock will be distributed in the Distribution. A holder of Beverly Common Stock who, pursuant to the Distribution, receives cash in lieu of fractional shares of New Beverly Common Stock will be treated as having received such fractional shares of New Beverly Common Stock pursuant to the Distribution and then as having received such cash in a sale of such fractional shares of New Beverly Common Stock. Such holder will generally recognize capital gain or loss pursuant to such deemed sale equal to the difference between the amount of cash received and such holder's adjusted tax basis in the fractional share of New Beverly Common Stock received. Such gain or loss will be capital (provided the Beverly Common Stock is held as a capital asset at the time of the Distribution) and will be treated as a long-term capital gain or loss if the holding period for the fractional shares of New Beverly Common Stock deemed to be received and then sold is more than one year.


     If the Distribution did not qualify as a tax-free reorganization under
Section 368 of the Code, then each holder of Beverly Common Stock who received shares of New Beverly Common Stock in the Distribution would be treated as if such holder received a taxable distribution in an amount equal to the fair market value of the New Beverly Common Stock received. Such distribution would be treated as (i) a dividend to the extent paid out of Beverly's current and accumulated earnings and profits, then (ii) a reduction in such holder's basis in Beverly Common Stock to the extent the amount received exceeds the amount referenced in clause (i), and then (iii) a gain from the sale or exchange of Beverly Common Stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (i) and (ii). Each holder's basis in the New Beverly Common Stock would be equal to the fair market value of such stock at the time of the Distribution. In addition, if the Distribution were not to qualify as a tax-free reorganization under Section 368 of the Code, then, in general, a corporate level federal income tax would be payable by the consolidated group of which Beverly is the common parent, which tax would be based upon the gain (computed as the difference between the fair market value of the stock distributed and the distributing corporation's adjusted basis on such stock) realized by Beverly upon its distribution of the stock of New Beverly to its stockholders in the Distribution and New Beverly would be liable for the payment of such tax pursuant to the terms of the Tax Allocation and Indemnification Agreement.

THE MERGER

     Beverly and Capstone will receive, prior to the Effective Time of the Merger, the opinion of Caplin & Drysdale, Chartered or Ernst & Young LLP to the effect that:

          (1) the Merger will qualify as a reorganization within the meaning of
              Section 368(a) of the Code;

          (2) no gain or loss will be recognized by Capstone or Beverly as a result of the Merger; and

          (3) no gain or loss will be recognized by Beverly's stockholders upon the receipt of Capstone Common Stock solely in exchange for Beverly Common Stock in connection with the Merger (except with respect to cash received in lieu of a fractional interest in Capstone Common Stock).

     Tax opinions are not binding on the IRS or any court. Moreover, the tax opinions are based upon, among other things, certain representations as to factual matters made by Beverly and Capstone, which representations, if incorrect or incomplete in certain material respects, would jeopardize the conclusions reached in the opinions.

     It is expected that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. If the Merger so qualifies, (i) the holders of Beverly Common Stock will not recognize gain or loss upon the receipt of Capstone Common Stock in exchange for their shares of Beverly Common Stock,
(ii) each holder of Beverly Common Stock will carry over his, her or its tax basis in the Beverly Common Stock (as determined immediately following the Distribution) to the Capstone Common Stock, (iii) the holding period for each holder of Beverly Common Stock will carry over to the Capstone Common Stock, provided that the Beverly Common Stock is held as a capital asset immediately prior to the Effective Time of the Merger, and (iv) any holder of Beverly Common Stock receiving cash in lieu of fractional shares will recognize capital gain or loss (provided the shares of Beverly Common Stock surrendered are held as capital assets immediately prior to the Effective Time of the Merger) equal to the difference between the amount of cash received and the portion of such holder's basis in the shares of Beverly Common Stock allocable to such fractional share interests, and such capital gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year.


     If the Merger does not qualify as a reorganization within the meaning of
Section 368(a) of the Code, then each holder of Beverly Common Stock will recognize gain or loss upon the receipt of the Capstone Common Stock in exchange for such Beverly Common Stock equal to the difference between the fair market value of the Capstone Common Stock received and such holder's basis in Beverly Common Stock. In this regard, the failure of the Merger to qualify as a reorganization within the meaning of Code Section 368(a) may also cause the Distribution to not qualify as a tax-free reorganization under Section 368 of the Code, in which case (as described in "-- The Distribution" above) each holder of Beverly Common Stock who receives shares of New Beverly Common Stock in the Distribution, will be treated as if such holder received a taxable distribution in an amount equal to the fair market value of the New Beverly Common Stock received. Such distribution would be treated as (i) a dividend to the extent paid out of Beverly's current and accumulated earnings and profits, then (ii) a reduction in such holder's basis in Beverly Common Stock to the extent the amount received exceeds the amount referenced in clause (i), and then
(iii) gain from the sale or exchange of Beverly Common Stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (i) and
(ii). Each holder's basis in the New Beverly Common Stock would be equal to the fair market value of such stock at the time of the Distribution.


     In addition, if the Merger were not to qualify as a tax-free reorganization under Section 368 of the Code, then, in general, a corporate level federal income tax would be payable by the consolidated group of which Beverly is the common parent, which tax would be based upon the gain (computed as the difference between the fair market value of the PCA stock exchanged in the Merger and Beverly's adjusted basis in such stock) realized by Beverly upon the consummation of the Merger.

TAXPAYER RELIEF ACT

     The Taxpayer Relief Act of 1997 ("TRA 1997") was signed into law on August 5, 1997. TRA 1997 contains certain restrictions involving a distribution or "spin-off" to stockholders of portions of a business enterprise, accompanied by a merger or acquisition of a specific unit of the business enterprise involving a third party acquiror. The Distribution and the Merger are not affected by the restrictions imposed by TRA 1997.

BACK-UP WITHHOLDING REQUIREMENTS


     United States information reporting requirements and backup withholding at the rate of 31% may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of Beverly Common Stock, unless the stockholder (i) is a corporation or comes within certain other exempt categories, and, when required, demonstrates these facts, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not supply Beverly with his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be refunded or credited against the stockholder's federal income tax liability. Stockholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a stockholder, the amount of dividends paid with respect to such shares will be reported annually to the IRS and to such stockholder.


     These back-up withholding tax and information reporting rules currently are under review by the United States Treasury Department and proposed Treasury Regulations issued on April 15, 1996, would modify certain of such rules generally with respect to payments made after December 31, 1997. Accordingly, the application of such rules may be changed.

                        INFORMATION CONCERNING CAPSTONE

            CAPSTONE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data for the years ended December 31, 1996, the ten months ended December 31, 1995 and the years ended February 28, 1995, 1994, and 1993 are derived from the audited consolidated financial statements of Capstone. The financial data for the six months ended June 30, 1997 and 1996 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring items, which Capstone considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with Capstone's Consolidated Financial Statements, related notes and other financial information included in this Joint Proxy Statement/Prospectus.

                                     SIX MONTHS ENDED                         TEN MONTHS
                                         JUNE 30,              YEAR ENDED       ENDED             YEAR ENDED FEBRUARY 28,
                                ---------------------------   DECEMBER 31,   DECEMBER 31,   ------------------------------------
                                    1997           1996           1996           1995           1995         1994        1993
                                ------------   ------------   ------------   ------------   ------------   ---------   ---------
INCOME STATEMENT DATA:
Net sales.....................  $   146,486    $    46,147    $   144,398    $    48,841     $  43,608     $  51,254   $  39,555
Cost of sales.................       81,952         28,846         85,532         30,654        27,970        32,441      24,121
                                -----------    -----------    -----------    -----------     ---------     ---------   ---------
        Gross profit..........       64,534         17,301         58,866         18,187        15,638        18,813      15,434
                                -----------    -----------    -----------    -----------     ---------     ---------   ---------
Operating expenses:
  Selling, general and
    administrative expenses...       47,754         14,453         46,838         17,469        18,637        17,241      14,828
  Depreciation and
    amortization..............        4,917          1,162          4,634          1,103           989         1,037       1,092
  Costs in connection with
    litigation................           --             --             --             --         4,389           463          83
  Restructuring charge........           --            246          2,825            240         2,069            --          --
  Terminated acquisition
    costs.....................           --             --             --             --            --            --         395
  Merger related costs........        1,659             --             --             --            --            --          --
                                -----------    -----------    -----------    -----------     ---------     ---------   ---------
        Total operating
          expenses............       54,330         15,861         54,297         18,812        26,084        18,741      16,398
                                -----------    -----------    -----------    -----------     ---------     ---------   ---------
        Operating income
          (loss)..............       10,204          1,440          4,569           (625)      (10,446)           72        (964)
Total non-operating expense,
  net.........................        2,806            589          6,325            245           801           644         387
                                -----------    -----------    -----------    -----------     ---------     ---------   ---------
Income (loss) before income
  taxes.......................        7,398            851         (1,756)          (870)      (11,247)         (572)     (1,351)
Provision (benefit) for income
  taxes.......................        3,349             72         (5,121)          (225)         (466)          (51)         --
                                -----------    -----------    -----------    -----------     ---------     ---------   ---------
        Income (loss) from
          continuing
          operations..........  $     4,049    $       779    $     3,365    $      (645)    $ (10,781)    $    (521)  $  (1,351)
                                ===========    ===========    ===========    ===========     =========     =========   =========
Fully diluted income (loss)
  from continuing operations
  per share...................  $      0.11    $      0.04    $      0.14    $     (0.05)    $   (1.67)    $   (0.08)  $   (0.22)
                                ===========    ===========    ===========    ===========     =========     =========   =========
Fully diluted weighted average
  shares outstanding..........   36,801,956     18,264,102     23,214,767     12,398,401     6,458,891     6,071,687   6,187,376

                                                       JUNE 30,           DECEMBER 31,             FEBRUARY 28,
                                                  ------------------   ------------------   ---------------------------
                                                    1997      1996       1996      1995      1995      1994      1993
                                                  --------   -------   --------   -------   -------   -------   -------
BALANCE SHEET DATA:
Working capital.................................  $ 84,326   $23,514   $ 56,182   $10,814   $ 5,909   $ 1,932   $ 1,520
Total assets....................................   361,443    69,776    271,001    42,131    19,212    24,360    26,717
Long-term debt, less current portion............    96,718    19,785     39,166     2,692     7,650     2,358     1,506
Stockholders' equity............................   239,550    41,030    204,746    26,840     4,778     8,316     9,077

                CAPSTONE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements, including the related notes, and the other financial information incorporated by reference herein.

GENERAL

     Capstone is a leading provider of institutional pharmacy services to long-term care facilities and correctional institutions throughout the United States. Capstone provides its long-term care clients with comprehensive institutional pharmacy services that include (i) the purchasing, repackaging and dispensing of pharmaceuticals, (ii) infusion therapy and Medicare Part B services, which are comprised of enteral nutrition and urologic supplies, and
(iii) pharmacy consulting services, all of which are supported by computerized recordkeeping and third-party billing services. Capstone serves its long-term care clients primarily through regional pharmacies many of which are open 24 hours, seven days a week. In the correctional business, Capstone provides pharmaceuticals primarily under capitated contracts at correctional institutions that have privatized inmate healthcare services.

     Healthcare providers are continuing to be challenged to reduce costs while maintaining the quality of patient care. Management believes that these factors will result in the continuing consolidation of institutional pharmacy providers during the next few years. In addition, Capstone believes that its strategy of creating larger regional pharmacies in metropolitan areas will allow it to reduce the costs of providing services to the residents it serves. Capstone is also developing a formulary and various other clinical programs which it believes will enhance the quality of patient care while reducing the costs of providing this care. Several states have enacted or proposed legislation regarding drug formularies that is intended to prevent "closed formularies" from prohibiting prescription of certain drugs or certain classes of drugs. Capstone's formulary is not a closed formulary but is a preferred guide to drug utilization. Capstone's formulary program gives a physician recommended guidance but sets no restrictions on drug utilization. Therefore, pending and enacted legislation affecting closed formularies is not anticipated to have a material effect on Capstone's program.

     In May of 1995, Capstone implemented a corporate restructuring plan that included installation of a new management team, refocusing Capstone's operations on core institutional pharmacy businesses and the initiation of an aggressive acquisition strategy. In conjunction with the restructuring, Capstone exited certain non-strategic, unprofitable lines of business. Capstone sold its medical/surgical supply operation, closed a long-term care pharmacy in Missouri, discontinued its long-term care mail order pharmacy operations and sold its computer software division. Capstone took certain charges and realized certain gains relating to the discontinuation of these operations.

     During the third quarter of 1996, Capstone implemented a restructuring plan to consolidate and integrate Capstone's acquisitions with existing operations, as well as promote an efficient structure to support continued growth. Key aspects of this plan include the consolidation of California, Pennsylvania and Maryland long-term care pharmacies, the closure of excess facilities and the relocation of Capstone's corporate headquarters to Irving, Texas.

     The acquisition of institutional pharmacy companies has resulted in a significant change in Capstone's financial profile. Between May 1995 and June 1997, Capstone completed a total of 15 such acquisitions. These acquired operations have provided Capstone with the capacity and customer base to provide higher margin ancillary services such as Medicare Part B services and intravenous ("IV") therapy ("Ancillary Services"). All of these acquisitions have been accounted for using the purchase method of accounting, and as a result Capstone will incur significant future amortization expense associated with goodwill.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1997, Compared With the Six Months Ended June 30,
  1996

     Net Sales. Net sales increased to $146,486,000 in the 1997 period from $46,147,000 in the 1996 period, an increase of $100,339,000, or 217%. Of this increase, approximately $98.6 million is attributable to the operations of the 12 acquisitions completed between March 31, 1996 and June 30, 1997. Additionally, ancillary service revenues increased to 13% of total revenues from an immaterial amount in the 1996 period. The Company did not experience any material change in reimbursement levels in the 1997 period.

     Cost of Sales. Cost of sales includes the cost of pharmaceuticals sold to patients and institutions. Cost of sales increased to $81,952,000 in the 1997 period from $28,846,000 in the 1996 period, an increase of $53,106,000, or 184%. As a percentage of net sales, cost of sales decreased to 55.9% in the 1997 period from 62.5% in the 1996 period as a result of more favorable reimbursement in the markets of the acquired companies, the addition of higher margin infusion and Medicare Part B services and purchasing efficiencies related to greater purchasing volume. In addition, Capstone entered into new prime vendor and group purchasing organization agreements during the fourth quarter of 1996. These agreements resulted in a reduction in cost of sales in the 1997 period.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses include salaries, benefits, facility expenses and other administrative overhead. Selling, general and administrative expenses increased to $47,754,000 in the 1997 period from $14,453,000 in the 1996 period, an increase of $33,301,000, or 230%. This increase in expenses was due to acquisitions closed subsequent to the 1996 period. As a percentage of net sales, selling, general and administrative expenses were 32.6% in the 1997 period, compared to 31.3% in the 1996 period. Management believes that selling, general and administrative expenses as a percentage of net revenues in future periods will decline as operational synergies and the benefits of restructuring plans are realized.

     Depreciation and Amortization. Depreciation and amortization increased to $4,917,000 in the 1997 period from $1,162,000 in the 1996 period, an increase of $3,755,000, or 323%. This increase is due mainly to the increased amortization expense incurred as a result of the acquisitions.

     Merger and Related Cost. These costs include all direct costs the Company has incurred in relation to the merger with PCA. These costs are primarily advisor, legal and accounting fees. The Company will incur additional costs until the merger is complete. Management has estimated the total cost to be approximately $10 million and anticipates the transaction will be finalized during the fourth quarter 1997.

     Non-operating Expense. Non-operating expenses include interest and other nonoperating items. Non-operating expenses increased to $2,806,000 in the 1997 period from $589,000 in the 1996 period, an increase of $2,217,000. The increase is primarily due to bank borrowings related to acquisitions.

     Income Taxes. Income taxes in the 1997 and 1996 periods are recorded at effective rates of 37% and 8%, respectively. The increase in the effective tax rates is due to the full realization of federal net operating loss carryforwards during the fourth quarter of 1996.

  Fiscal Year Ended December 31, 1996, Compared to the Ten Months Ended December 31, 1995

     Net Sales. Net sales increased to $144,398,000 in 1996 from $48,841,000 in 1995, an increase of $95,557,000, or 196%. This increase is attributable to the acquisition of Symphony and four other institutional pharmacy businesses during 1996, as well as an increase in Ancillary Services revenue from immaterial amounts in the 1995 period to approximately 10% of total revenue during the 1996 period. Additionally, Capstone anticipates that continued acquisitions of institutional pharmacies will be a significant contributor to revenue growth in the next few years. Net revenue in 1997 will also be higher than 1996 as a result of realizing a full year's contribution from businesses that were acquired during 1996. In addition to growth through acquisitions, Capstone anticipates net revenues will increase in future years as a result of new contracts, preferred provider agreements and the increase in ancillary services provided such as intravenous therapy and

Medicare Part B services. Capstone did not experience any material changes in reimbursement levels during 1996.

     Cost of Sales. Cost of sales includes the cost of pharmaceuticals sold to patients and institutions. Cost of sales increased to $85,532,000 in 1996 from $30,654,000 in 1995 an increase of $54,878,000, or 179%. The increase in dollar amount of cost of sales is due to the corresponding increase in revenue levels for 1996. As a percentage of net sales, cost of sales decreased to 59.2% in 1996 from 62.6% in 1995. This is a result of more favorable reimbursement in the markets of the acquired companies, the addition of higher margin infusion therapy, Medicare Part B services and purchasing efficiencies as related to greater purchasing volume. In addition, Capstone entered into new prime vendor and group purchasing organization agreements during the fourth quarter of 1996. Capstone anticipates that these agreements will result in a further reduction in the cost of pharmaceuticals purchased in 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses include salaries, benefits, facility and delivery expenses and other administrative overhead. Selling, general and administrative expenses increased to $46,838,000 in 1996 from $17,469,000 in 1995, an increase of $29,369,000 or 168%. The increase in the amount of selling, general and administrative expenses during 1996 was due to the six acquisitions finalized in 1996. As a percentage of net sales, selling, general and administrative expenses were 32.4% in the 1996 period compared to 35.8% in the 1995 period. This decrease is a result of the corporate restructuring discussed above and initial operational efficiencies achieved through the acquisition of Symphony.

     Depreciation and Amortization. Depreciation and amortization increased to $4,634,000 in 1996 from $1,103,000 in 1995, an increase of $3,531,000, or 320%.
This increase is attributable to assets and goodwill associated with acquisitions completed during 1996.

     Non-operating Expense. Non-operating expenses include interest, acquisition financing fees and expenses and other non-operating items. Non-operating expenses increased to $6,325,000 in 1996 from $245,000 in 1995. During 1996, the increase in non-operating expenses is attributable to one-time charges of $4,574,000 related to acquisition financing fees for the Symphony transaction and increased interest expense primarily resulting from borrowings related to 1996 acquisitions. The ten months ended December 31, 1995 include a gain on the sale of Capstone's medical/surgical supply business.

     Income Taxes. Income taxes in the 1996 and 1995 periods consist of accruals for estimated state and local incomes taxes based upon apportioned state taxable income, offset by estimated refundable federal income taxes resulting from the benefit of net operating loss carryforwards. In 1996, Capstone realized a benefit for income taxes of $5,121,000 which was primarily as a result of the reversal of a deferred tax asset valuation allowance established in prior periods.

  Ten Months Ended December 31, 1995 Compared with the Fiscal Year Ended February 28, 1995

     Net Sales. Net sales for the ten months ended December 31, 1995 were $48,841,000 compared to $43,608,000 for the fiscal year ended February 28, 1995. Of this difference, net revenues increased by approximately $13,815,000 due to the acquisition of Premier. Net sales decreased substantially due to the sale of the medical/surgical supply business, partially offset by the addition of new correctional contracts.

     Cost of Sales. Cost of sales for the ten months ended December 31, 1995 was $30,654,000 compared to $27,970,000 for the fiscal year ended February 28, 1995. Of this difference, approximately $8,148,000 was attributable to the Premier acquisition. As a percentage of net sales, cost of sales for the ten months ended December 31, 1995 was 62.8% compared to 64.1% for fiscal 1995. The decrease as a percentage of net sales was primarily due to the sale of the lower margin medical/surgical supply business. In addition, Capstone renegotiated its purchasing contracts during the ten months ended December 31, 1995, lowering its cost of sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the ten months ended December 31, 1995 were $17,469,000 compared to $18,637,000 for the fiscal year ended February 28, 1995. As a percentage of net sales, selling, general and administrative expenses for the ten months ended December 31, 1995 were 35.8% compared to 42.7% for fiscal 1995. The decrease as a percentage of net sales was due to the sale of the medical/surgical supply business and reduced costs as a result of the corporate restructuring discussed above. The Premier acquisition added approximately $4,800,000 of additional selling, general and administrative expense.

     Non-Operating Expense, Net. Net non-operating expenses consist of (i) net interest expense for the ten months ended December 31, 1995 of $677,000 compared to $905,000 for the fiscal year ended February 28, 1995, decreasing primarily as a result of the reduction of Capstone's debt by using proceeds from private placements and the difference between the ten month and twelve month periods, and (ii) other income for the ten months ended December 31, 1995 of $432,000 compared to $104,000 for the fiscal year ended February 28, 1995 decreasing primarily as a result of a gain on the sale of assets from Capstone's medical/surgical supply business.

     Income Taxes. Benefit for income taxes for the ten months ended December 31, 1995 was $225,000 compared to $466,000 for the fiscal year ended February 28, 1995. The benefit for income taxes for the ten months ended December 31, 1995, primarily resulted from the carry back of a prior year taxable loss to prior periods.

CAPITAL RESOURCES

     Capstone requires capital primarily for the acquisition of institutional pharmacy companies, to finance its working capital requirements and for the purchase of equipment for existing pharmacies. Capstone anticipates that its future capital requirements primarily will be needed to finance the acquisition of institutional pharmacy operations.

     In December 1994, Capstone entered into a Stock Purchase Agreement with Counsel. Pursuant to the Stock Purchase Agreement, Counsel acquired 2,000,000 shares of Capstone's common stock for net proceeds of approximately $7,191,000. Counsel was also granted two three-year warrants, the first of which grants Counsel the right to purchase up to 1,000,000 shares of Capstone's common stock at an exercise price of $4.50 per share, and the second of which grants Counsel the right to acquire up to 800,000 shares of Capstone common stock at an exercise price of $5.50 per share.

     In May 1995, Capstone completed a private placement of 1,600,000 units (the "Units"). Each Unit consisted of one share of common stock, a three-year warrant to acquire 0.5 shares of common stock at the exercise price of $4.50 per share, and a three-year warrant to acquire 0.4 shares of common stock at the exercise price of $5.50 per share. The offering of Units raised proceeds of approximately $5,759,000, net of related costs, at a price of $3.65 per Unit. The proceeds of the private placement were used to fund the acquisition of Premier and to retire the debt to a major vendor in the amount of approximately $283,000. The gain on the discount of debt is reflected in the accompanying consolidated statement of operations for the ten months ended December 31, 1995, as an extraordinary item.

     In August 1995, Capstone completed a second private placement of its common stock. This offering consisted of 3,500,000 shares at a price of $4.38 per share. The net proceeds of this private placement were approximately $15,061,000, net of related costs including placement commissions. There were no warrants issued in connection with this second private placement. The proceeds of this private placement were used to retire outstanding debt of $9,650,000 due to Capstone's primary lender and for general working capital purposes.

     In April 1996, Capstone completed a third private placement of its common stock. This offering consisted of 1,035,000 shares at a price of $8.50 per share. The net proceeds of this private placement were $8,400,000, net of related costs. The proceeds from this private placement were used to fund acquisitions and provide general working capital for Capstone.

     In July 1996, Capstone completed a private placement of its common stock with Counsel. Counsel acquired 2,112,490 shares of common stock for proceeds of $25,000,000. The proceeds from this private placement were used to fund the acquisition of Symphony.

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

     Capstone's current ratio at June 30, 1997 was 4.75. The net cash deficit from operations of $16.5 million for the six months ended June 30, 1997 was primarily attributable to the timing of collections and disbursements during this period. Capstone believes its liquidity and capital resources are adequate to meet operating needs.


     In December 1996, Capstone entered into a revolving $125 million credit facility (the "Credit Facility") with a syndicate of banks for which Bankers Trust Company acts as agent. Approximately $32 million of the Credit Facility was used to retire amounts outstanding under Capstone's prior credit facility. Borrowings under the agreement are secured by substantially all of the assets of Capstone. The Credit Facility bears interest, at the option of Capstone, at (a) Bankers Trust Company's prime rate plus an applicable margin based on Capstone's leverage ratio, or (b) the prevailing Eurodollar rate quoted by Bankers Trust Company, plus an applicable margin based upon Capstone's leverage ratio. Availability under the Credit Facility is subject to Capstone's leverage ratio and other provisions and covenants, all as defined by the underlying agreement. As of October 13, 1997, Capstone had outstanding borrowings of approximately $109 million under the Credit Facility.


     In September 1997, Capstone received approximately $6.4 million from the exercise of Series B Warrants. The Series B Warrants that remained unexercised expired on September 5, 1997. Capstone anticipates it will receive an additional approximately $16 million from the exercise of outstanding warrants that will expire during the next twelve months. The proceeds will be available to fund future working capital and acquisition needs.

     Capstone believes the Credit Facility is sufficient to fund its current working capital needs prior to the Merger. Capstone intends to negotiate a $550 million credit facility to close simultaneously with the Merger. The new credit facility will be used, in part, to repay amounts outstanding under the Credit Facility and debt incurred by PCA to repay the Assumed Pharmacy Indebtedness, and to pay fees and expenses related to the Transactions. Capstone's fees and expenses related to the Transactions are estimated to be approximately $10 million. These fees and expenses include printing, registration and mailing expenses for the Joint Proxy Statement/Prospectus, legal, accounting and financial advisor fees and fees to list the 50 million shares of Capstone Common Stock on the Nasdaq Stock Market. The estimated fees and expenses related to replacing the Credit Facility are also included in the estimate. The exact amount of such fees and expenses cannot be determined until some time following consummation of the Merger. In order to implement its growth strategy, Capstone will require substantial capital resources and will need to incur, from time to time, additional bank indebtedness. After repayment of the Assumed Pharmacy Indebtedness, this additional bank indebtedness will be used primarily to fund Capstone's future acquisitions of institutional pharmacy operations. In the event the Merger is not consummated or the funding requirements in connection with the potential future acquisitions subsequent to the Merger exceeds the funds available pursuant to the anticipated new credit facility, Capstone also may need to issue, in public or in private transactions, equity or debt securities, the availability and terms of which will depend on market and other conditions. There can be no assurance that any such additional financing will be available on terms acceptable to Capstone, if at all.

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

                               CAPSTONE BUSINESS

GENERAL

     Capstone is a leading provider of institutional pharmacy services to long-term care facilities and correctional institutions throughout the United States. Capstone provides long-term care facilities with comprehensive institutional pharmacy services that include the purchasing, repackaging and dispensing of pharmaceuticals, infusion therapy, Medicare Part B services, and pharmacy consulting services, all of which are supported by computerized record keeping and third-party billing services. Capstone services approximately 120,000 long-term care beds in 16 states through 42 pharmacies and over 110,000 inmates in correctional facilities nationwide. Capstone serves its long-term care clients primarily through regional pharmacies many of which are open 24 hours, seven days a week. Capstone has established regional pharmacies in certain large metropolitan areas, each capable of serving in excess of 10,000 patients. Management believes that Capstone can compete more effectively in metropolitan markets by providing a broader range of services to its long-term care clients on a more cost-effective basis than many of its competitors. Management further believes that Capstone's expanded national presence enables it to compete more effectively for larger customers who operate multiple facilities, in part by achieving purchasing efficiencies and other economies of scale. Capstone has developed relationships with several large operators of long-term care facilities.

     In the correctional business, where it currently is one of the largest non-captive providers of pharmacy services in the United States, Capstone provides pharmaceuticals under capitated and other contracts to correctional institutions that have privatized their inmate healthcare services. Management believes Capstone's experience in managing capitated correctional contracts, which involves the utilization of closed formularies, generic substitution, rigorous drug utilization review and proactive physician education, will provide a significant competitive advantage as managed care becomes more prevalent in the long-term care industry.

     In connection with its initial investment in Capstone in December 1994, Counsel Corporation assisted Capstone in installing a new management team, refocusing its operating strategy on its core institutional pharmacy business and initiating an aggressive acquisition strategy. As a result of these efforts, Capstone's net sales increased to $144 million for the year ended December 31, 1996 from $56 million for the twelve months ended December 31, 1995 and to $146 million for the six months ended June 30, 1997 from $46 million for the six months ended June 30, 1996. Capstone's profitability also improved during the same time period, with income from continuing operations before costs relating to pharmacy closures and restructuring charges of $6.4 million for the year ended December 31, 1996 compared to a loss from continuing operations of $736,000 for the twelve months ended December 31, 1995. Capstone's strategy is to enhance its position as a leading provider of institutional pharmacy services by: (i) acquiring institutional pharmacy companies in metropolitan markets; (ii) achieving regional market density in order to enhance its operating leverage;
(iii) entering preferred provider agreements with long-term care companies; and
(iv) emphasizing internal growth through the addition of new clients and the expansion of ancillary services. Capstone acquired six institutional pharmacy service companies in 1996, including Symphony. The Symphony Acquisition increased the number of long-term care beds served by Capstone by approximately 40,000 and enabled Capstone to enter six new states. Capstone is a party to various preferred provider agreements with long-term care companies, including IHS, that operate approximately 34,000 beds pursuant to which Capstone has the right to provide certain institutional pharmacy services to such beds subject to various terms and conditions. Since December 31, 1994, Capstone has increased its long-term care bed count from approximately 16,200 to approximately 120,000 and the number of inmates served in correctional institutions from approximately 65,000 to approximately 110,000.

RECENT DEVELOPMENTS


     Acquisitions. In August 1997, Capstone signed a purchase agreement to acquire substantially all of the assets of Med-Tec Pharmaceutical Services, Inc. a provider of institutional pharmacy services to nursing homes in the Philadelphia metropolitan area. Med-Tec services approximately 4,300 long-term care beds with annualized revenues of approximately $12.5 million. This transaction closed on September 30, 1997. The


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


consideration paid by Capstone was $14.9 million in cash, $1.4 million in the form of a note, and, in addition, Capstone assumed approximately $1.5 million in debt of Med-Tec.



     In August 1997, Capstone executed a non-binding letter of intent to acquire an institutional pharmacy company in exchange for Capstone Common Stock valued at $9.1 million based on the average closing price for Capstone Common Stock for the ten trading days ending three days prior to closing. The closing of this acquisition is subject to several contingencies, including the approval of Capstone's Board of Directors, reaching a definitive agreement, meeting by the Seller of certain financial targets, and completion of satisfactory noncompetition agreements. If this acquisition had been completed on October 13, 1997 the Company would have issued approximately 750,000 shares of Capstone Common Stock.


INDUSTRY OVERVIEW

     Institutional pharmacies purchase, repackage and dispense pharmaceuticals primarily to residents of long-term care facilities such as nursing homes, sub-acute facilities, assisted living facilities and, in certain instances, to inmates in correctional institutions. Unlike acute care hospitals, most long-term care facilities do not maintain on-site pharmacies because they do not generally require a volume of prescribed medications sufficient to cost-justify an in-house pharmacy. Prior to the 1970s, the pharmacy needs of long-term care facilities generally were fulfilled by local retail pharmacies. In response to increasingly strict nursing home regulations, changes in the reimbursement environment and the increasing acuity of long-term care patients, the breadth of pharmacy services required by long-term care facilities has increased substantially. In addition to providing oral medications, many institutional pharmacies provide infusion therapy, Medicare Part B services and consulting services. The Medicare Part B services include enteral nutrition services and urologic supplies. Pharmacy consulting services include monitoring the control and administration of pharmaceuticals within a facility, assistance in complying with applicable regulations, therapeutic monitoring and drug utilization review services. Capstone believes that institutional pharmacy companies are best positioned to meet evolving market demands in the long-term care industry.

     Industry analysts estimate that the provision of institutional pharmacy services is a $4.5 billion industry that is growing approximately 10% per year. Management believes this growth is being driven by three primary factors: (i) the increasing number of residents receiving treatment in long-term care or other institutional settings; (ii) the increasing acuity of residents in long-term care facilities; and (iii) the changing demographics associated with an aging population in the United States Management believes that several factors will continue to influence the increase in the number of patients residing in long-term care settings including the aging of the population, earlier discharge of patients from acute care settings into lower cost institutional settings, growth in the number of assisted living beds and a decreasing tendency for families to maintain the role as primary care giver for elderly relatives. Factors influencing the increase in medications administered to institutional patients include advances in medical technology, which have resulted in new drug therapy alternatives, and the increasing acuity of nursing home and sub-acute patients as a result of quicker discharge following acute care procedures. Management believes that the average long-term care patient receives approximately six to eight medications per day.

     The long-term care segment of the institutional pharmacy industry is fragmented, with small retail pharmacies serving approximately 27% of long-term care facilities, independent institutional pharmacy companies serving approximately 43% of long-term care facilities and in-house captive pharmacies serving the remaining 30% of such facilities. Management believes that consolidation will accelerate as long-term care providers continue to migrate from traditional retail pharmacies to larger institutional pharmacy companies and some long-term care companies divest themselves of captive pharmacies. Other factors driving consolidation in the institutional pharmacy industry include:

          Economies of Scale. Larger institutional pharmacies are able to leverage corporate purchasing agreements to reduce drug costs. Management believes that industry-wide drug costs average between 50% and 60% of sales, making purchasing efficiencies critical to controlling costs. Industry participants purchase the majority of their drug supplies from large drug wholesalers, and larger industry participants have greater bargaining power to reduce costs associated with such purchases.

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

          Ability to Provide a Broad Range of Services. As a result of their ability to serve multiple facilities from a single location, larger pharmacies generally are able to offer more services at a lower cost per bed. These services include 24 hours, seven days per week coverage, clinical pharmacists, registered nurses and more frequent deliveries.

          Regulatory Expertise and Systems Capabilities. Long-term care facilities are demanding more sophisticated and specialized services from pharmacy providers due, in part, to increasingly complex government regulations requiring enhanced planning, monitoring and reporting capabilities regarding patient care. As a result, long-term care administrators seek experienced institutional pharmacy providers which offer computerized information and documentation systems designed to monitor patient care and to assist in controlling facility and payor costs.

SERVICES

     Pharmacy Services. Capstone's core business is providing pharmaceutical dispensing services to residents of long-term care facilities and correctional institutions. Capstone purchases pharmaceuticals in bulk quantities from wholesalers and manufacturers and dispenses both prescription and non-prescription drugs in patient-specific packages in accordance with physician orders. Prescription and non-prescription medications are delivered at least daily to long-term care facilities for administration to residents by the nursing staffs of such facilities. Capstone's pharmacists package drugs to meet each patient's needs for either single-day or multi-day dosage requirements. Capstone can customize the timing and packaging of its delivery system to meet specific client needs. For the six months ended June 30, 1997, pharmacy services represented approximately 87% of Capstone's revenues.

     Capstone uses an order processing system that enables its long-term care clients to order pharmaceuticals using either a pre-printed label or monthly order forms. Clients generally take delivery of routine orders within 24 hours; however, many of Capstone's pharmacies are open 24 hours to provide emergency service when needed. Once a physician order is received by Capstone, it is entered into one of Capstone's pharmacy computer systems where information is screened for drug and food interactions, allergies, and refill limitations. Upon entry, the prescription becomes part of the permanent patient record, and a label is printed for application to Capstone's package. The package label contains specific patient information as well as physician name, medication, dosage information and cautionary messages. Prior to delivery, the completed prescription is reviewed by one of Capstone's pharmacists and re-verified against the original order entry data. Following this final quality assurance check, the prescription is delivered by courier service to the facility.

     As an additional service, Capstone furnishes its clients with customized information from its computerized medical records and documentation system. This system aggregates and organizes detailed patient medical records, facility drug usage and monthly management and quality assurance reports. Management believes this system of client-tailored information management, combined with Capstone's patient-specific delivery system, results in improved efficiency and accuracy in the administration of medications and reduces the likelihood of drug-related adverse consequences.

     In addition to its core long-term care and correctional business, Capstone also provides pharmacy management services to seven acute care hospitals pursuant to management contracts on either a single-year or multi-year basis.

     Pharmacy Consulting Services. Capstone provides value-added consulting services that help clients comply with federal and state regulations, manage medication costs and maximize the therapeutic efficacy of drug regimens. These pharmacy consulting services include (i) regular review of each patient's medical record and drug regimen, (ii) recommendation of therapeutic alternatives, where appropriate, (iii) monthly evaluation of facility-wide drug usage and drug costs, (iv) maintenance of drug administration records that assist the long-term care facility with regulatory compliance, (v) participating on certain key committees of client facilities as well as periodic involvement in staff meetings, (vi) monthly inspection of facility's medication carts and drug storage rooms, and (vii) providing training programs. Pharmacy consulting services revenues are not a material percentage of Capstone's revenues.

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

     Ancillary Services. Capstone provides long-term care facilities with infusion therapies and Medicare Part B services, including enteral nutrition and urologic supplies, as well as counseling and assistance with regulatory compliance in connection with such services. Capstone's registered nurses provide on-site training to client facility staff members in the use of infusion and enteral supplies and equipment. Capstone currently offers a comprehensive range of infusion services including its "IV Express" program which provides nationwide, next-day delivery service for facilities which fall outside Capstone's traditional service area. Prior to the acquisition of Medidyne Corp. and Symphony in July 1996, ancillary services did not comprise a material component of Capstone's net sales. For the six months ended June 30, 1997, ancillary services represented approximately 13% of Capstone's revenues.

OPERATIONS

     Organization. Capstone's long-term care operations are divided into five geographic regions, each headed by a regional vice president. Management believes this regional organizational structure provides the flexibility to accommodate continued growth. Capstone believes that the institutional pharmacy business is dependent in large part on personal service and encourages its pharmacists to develop personal relationships and to be responsive to local market demands. Capstone uses more centralized financial and inventory control systems support than typically available to small, independent pharmacy operators. Additional services performed at the corporate level include quality improvement oversight, financial and accounting functions, clinical program development, group purchasing, marketing, acquisitions and corporate development activities.

     Pharmacy Distribution Model. In the long-term care business, Capstone typically provides services through regional pharmacies that have the capability to serve long-term care facilities within a 150-mile radius. These regional pharmacies are generally open 24 hours, seven days a week and are staffed with clinical pharmacists, registered nurses and pharmacy technicians. Capstone provides services from pharmacies in 16 states. In the correctional business, Capstone dispenses pharmaceuticals via overnight delivery primarily from a centralized mail service pharmacy operation located in Baltimore, Maryland.

     Formulary Management. Capstone utilizes a closed formulary management system, Capstone Select(SM), in its capitated correctional business. Under Capstone's closed formulary, Capstone pharmacists assist prescribing physicians in selecting the most appropriate drug among therapeutic alternatives, including generic substitutions, and in the selection of the most cost-effective dosing regimen.

     Management believes that its experience with formulary management in its correctional business, combined with Symphony's newly established long-term care formulary program, should enhance Capstone's ability to implement an effective formulary management system that will be attractive to long-term care providers and third-party payors.

     Sales & Marketing. Capstone's marketing efforts are directed at long-term care facility operators and providers of healthcare services to correctional institutions. While pricing is an important factor in the selection of pharmacy providers, Capstone's experience is that the primary factor, particularly among long-term care operators, is the quality and range of services offered. Consequently, Capstone strives to provide high-quality services that are tailored to each client's needs. Once a relationship is established, Capstone then attempts to expand the range of services it provides.

     Capstone's marketing efforts are conducted by regional vice presidents with support from local pharmacy managers and regional salespersons. Capstone's consultant pharmacists and nurse consultants also are integral to the marketing effort because of their daily contact with the facility managers and the residents in those facilities.

     Suppliers. Capstone purchases substantially all of its pharmaceutical inventories from wholesalers and manufacturers. During the fourth quarter of 1996, Capstone negotiated a new primary wholesaler agreement with terms that are more favorable to Capstone than its previous contracts. Capstone also has in place secondary wholesaler agreements to minimize its purchasing channels while maximizing inventory quality and cost savings. Because of readily available alternatives, Capstone is not dependent on any one supplier.

     Customers. The primary customers of Capstone are long-term care facilities, correctional facilities, and hospitals. Capstone is not dependent on any one customer and no customer represents more than 10% of net

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

revenue. The table below sets forth the percentage of revenues from continuing operations derived from each client source for the periods presented:

                                        YEAR ENDED        TEN MONTHS ENDED        YEAR ENDED
           PAYOR SOURCE              DECEMBER 31, 1996    DECEMBER 31, 1995    FEBRUARY 28, 1995
           ------------              -----------------    -----------------    -----------------
Long-Term Care Facilities..........        81.5%                 63.3%               59.2%
Correctional Facilities............        12.1                  23.1                21.1
Hospital...........................         6.4                  13.6                 6.8
Medical/Surgical...................          --                    --                12.9

COMPETITION

     The institutional pharmacy market is fragmented and competition varies significantly from market to market. Capstone's competitors include small retail pharmacies, large chain pharmacies, in-house captive pharmacies and national institutional pharmacies. Management believes that the competitive factors most important in Capstone's lines of business are quality and range of service offered, reputation with referral sources, ease of doing business with the provider, ability to develop and to maintain relationships with referral sources and competitive prices. Some of Capstone's present and potential competitors are significantly larger than Capstone and have, or may obtain, greater financial and marketing resources than Capstone. In addition, there are relatively few barriers to entry in the local markets served by Capstone, and it may encounter substantial competition from local market entrants.

REIMBURSEMENT

     Capstone is reimbursed, directly or indirectly, by government-sponsored programs for a majority of its institutional pharmacy services.

     The Medicaid program is a federal-state cooperative program designed to enable states to provide medical assistance to aged, blind or disabled individuals, or to members of families with dependent children whose income and resources are insufficient to meet the costs of necessary medical services. State participation in the Medicaid program is voluntary. To become eligible to receive federal funds, a state must submit a Medicaid "state plan" to the Secretary of Health and Human Services for approval. The federal Medicaid statute specifies a variety of requirements which the state plan must meet, including requirements relating to eligibility, coverage of services, payment and administration. For residents eligible for Medicaid, Capstone bills the individual state Medicaid program. Medicaid programs are funded jointly by the federal government and individual states and are administered by the states. The reimbursement rates for pharmacy services under Medicaid are determined on a state-by-state basis subject to review by the Healthcare Financing Administration and applicable federal law. Federal regulations and the regulations of certain states establish "upper limits" for reimbursement for prescription drugs under Medicaid. Pharmacy services are priced on a state-by-state basis at the lower of "usual and customary" charges or cost (which generally is defined as a function of average wholesale price) plus a fixed dispensing fee which is adjusted to reflect associated costs on an annual or less frequent basis. State Medicaid programs generally have long-established programs for reimbursement which have been revised and refined over time and have not had a material adverse effect on the pricing policies or receivables collection for long-term care facility pharmacy services. Any future changes in such reimbursement program or in regulations relating thereto, such as reductions in the allowable reimbursement levels or the timing of processing of payments, could adversely affect Capstone's business.

     Medicare, a federally-funded health insurance program, consists of two parts: Medicare Part A, which covers, among other things, pharmaceutical costs for eligible long-term patients; and Medicare Part B, which covers certain items and services provided by medical suppliers, including enteral nutrition and urologic supplies. Medicare Part A requires long-term care facilities to submit all of their costs for patient care, including pharmaceutical costs, in a unified bill. Thus, fees for pharmaceuticals provided to Medicare Part A patients are paid to Capstone by the long-term care facility on a monthly basis. Pricing is consistent with that of private pay residents. Medicare Part A has a cost-sharing arrangement under which patients must pay a

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

portion of their costs. These non-covered co-payments are billed by the facility directly to the residents or the state Medicaid plan, as the case may be.

     Payment for Medicare Part B is based on a fee schedule, which varies depending on the state in which the patient receiving the items resides, and is made on a per-item basis directly to the supplier. Capstone either bills Medicare directly for Medicare Part B covered products for each patient or, alternatively, assists the long-term care facility in meeting Medicare Part B eligibility requirements and prepares bills on behalf of the facility. Medicare Part B also has an annual deductible as well as a co-payment obligation on behalf of the patient, and the portion not covered by Medicare is billed directly to the patient or appropriate secondary payor.

     The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, and freezes and funding reductions, all of which may adversely affect Capstone's business. There can be no assurance that payments for pharmaceutical supplies and services under governmental reimbursement programs will continue to be based on the current methodology or remain comparable to present levels. In this regard, Capstone may be subject to rate reductions as a result of federal budgetary legislation related to the Medicare and Medicaid programs. In addition, various state Medicaid programs periodically experience budgetary shortfalls which may result in Medicaid payment delays to Capstone. To date, Capstone has not experienced any material adverse effect due to any such budgetary shortfall.

     In addition, the failure, even if inadvertent, of Capstone and/or its client institutions to comply with applicable reimbursement regulations could adversely affect Capstone's business financial condition and results of operation. Additionally, changes in such reimbursement programs or in regulations related thereto, such as reductions in the allowable reimbursement levels, modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid and Medicare expenditures, could adversely affect Capstone's business.

     For patients carrying third-party insurance, the patient's individual insurance plan is billed monthly. For those patients who are ineligible for the Medicaid and Medicare programs and are not covered by private insurance, Capstone bills the individual or another responsible party monthly based on prevailing regional market rates or "usual and customary" charges. In New York, Capstone receives the majority of its payments directly from the long-term care facilities it serves.

GOVERNMENT REGULATION

     Institutional pharmacies, as well as the long-term care facilities they serve, are subject to extensive federal, state and local regulation. These regulations delineate qualifications required for day-to-day operations, reimbursement and documentation of select activities. Capstone continuously monitors the effects of regulatory activity on its operations.

     States require that companies operating a pharmacy within the state be licensed by the state board of pharmacy. Capstone currently has its pharmacies licensed in each state in which it operates a pharmacy. In addition, Capstone currently delivers prescription drugs from its licensed pharmacies to many states in which Capstone does not operate a pharmacy. Most of these states regulate the delivery of prescription drugs by out of state pharmacies to patients in such states. Capstone's pharmacies hold these requisite licenses. In addition, Capstone's pharmacies are registered with the appropriate state and federal authorities pursuant to statutes governing the regulation of controlled substances.

     Long-term care facilities are also required to be licensed in the states in which they operate and, if serving Medicare or Medicaid patients, must be certified to be in compliance with applicable program participation requirements. Long-term care facilities are also subject to state and federal nursing home regulations which impose strict compliance standards relating to quality of care for long-term care facilities operations, including extensive documentation and reporting requirements. In addition, pharmacists, nurses and other healthcare professionals who provide services on Capstone's behalf are in most cases required to obtain and maintain professional licenses and are subject to state regulation regarding professional standards of conduct. Capstone

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

currently does not have a significant number of its pharmacies that have applied for JCAHO accreditation. Currently long-term care pharmacies are not required to obtain JCAHO accreditation to provide their services. However, managed care organizations and certain other customers are beginning to emphasize the importance of such accreditation. As a result, Capstone is seeking JCAHO accreditation for a number of its pharmacies and anticipates the number of its pharmacies with JCAHO accreditation will increase significantly in the future.

     Federal and state laws impose certain repackaging, labeling, and packing insert requirements on pharmacies that repackage drugs for distribution beyond the regular practice of dispensing or selling drugs directly to retail patients. A drug repackager must be registered with the Food and Drug Administration. Capstone holds all required registration and licenses, and its repackaging operations are in material compliance with applicable state and federal requirements.

     The long-term care pharmacy business operates under regulatory and cost containment pressures from state and federal legislation primarily affecting Medicaid and, to a lesser extent, Medicare. As is the case for nursing home services generally, Capstone receives reimbursement from both the Medicaid and Medicare programs, directly from individual residents (private pay), and from other payors such as third-party insurers. Capstone believes that its reimbursement mix is in line with long-term care expenditures nationally.

     Federal regulations contain a variety of requirements relating to the furnishing of prescription drugs under Medicaid. First, states are given broad authority, subject to certain standards, to limit or specify conditions to the coverage of particular drugs. Second, federal Medicaid law establishes standards affecting pharmacy practices. These standards include general requirements relating to patient counseling and drug utilization review and more specific requirements for long-term care facilities relating to drug regimen reviews for Medicaid patients in such facilities. Recent regulations clarify that, under federal law, a pharmacy is not required to meet the general standards for drugs dispensed to long-term care facility residents if the long-term care facility complies with the drug regimen review requirements. However, the regulations indicate that states may nevertheless require pharmacies to comply with the general standards, regardless of whether the long-term care facility satisfies the drug regimen review requirement, and the states in which Capstone operates currently do require its pharmacies to comply therewith. Third, federal regulations impose certain requirements relating to reimbursement for prescription drugs furnished to Medicaid patients.

     In addition to requirements imposed by federal law, states have substantial discretion to determine administrative, coverage, eligibility and payment policies under their state Medicaid programs which may affect Capstone's operations. For example, some states have enacted "freedom of choice" requirements which may prohibit a long-term care facility from requiring its residents to purchase pharmacy or other ancillary medical services or supplies from particular providers. Such limitations may increase the competition which Capstone faces in providing services to long-term care patients. Five states (Florida, Georgia, Louisiana, Texas, and Virginia) in which Capstone operates have freedom of choice requirements. Capstone does not believe these requirements have, or will have, a material impact on its operations.

     Capstone is subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws include the federal anti-kickback statute and physician self-referral prohibitions. The anti-kickback statute was originally enacted in 1977 and amended in 1987, and prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid. Many states have enacted similar statutes which are not necessarily limited to items and services for which payment is made by Medicare or Medicaid. Violations of these laws may result in fines, imprisonment, and exclusion from the Medicare and Medicaid programs or other state-funded programs. Federal and state court decisions interpreting these statutes are limited, but have generally construed the statutes to apply if "one purpose" of remuneration is to induce referrals or other conduct within the statute. In August 1994, the Office of Inspector General ("OIG") of the Department of Health and Human Services, issued a Special Fraud Alert regarding prescription drug marketing schemes which it believes may violate the anti-kickback statute. Among the specific activities identified in the Fraud Alert were a "product conversion" program in which a drug company offered cash awards to pharmacies who changed from another company's drug product to their product. The Fraud Alert also targets marketing programs in which drug companies offer cash or other benefits to pharmacists in exchange for marketing tasks in the course of pharmacy practice related to Medicare or Medicaid.

     The physician self-referral prohibition, commonly referred to as the "Stark" law, prohibits a physician from referring Medicare or Medicaid patients to "designated health services" in which the physician (or family member) has a financial interest, either through ownership or compensation arrangements. Prohibited referrals will not be reimbursed by Medicare or Medicaid, and the statute makes it illegal to seek reimbursement from any other source. In addition, violations may result in fines and/or civil penalties and exclusion from the Medicare and Medicaid programs. The list of "designated health services" includes outpatient prescription drugs. Some states have also passed similar "anti-self referral" legislation. Capstone does not believe that the Stark law or similar state laws, have had, or will have, a significant adverse impact on the operations of Capstone.

     In addition, a number of states have recently undertaken enforcement actions against pharmaceutical manufacturers involving pharmaceutical marketing programs, including programs containing incentives to pharmacists to dispense one particular product rather than another. These enforcement actions arose under state consumer protection laws which generally prohibit false advertising, deceptive trade practices, and the like. Further, a number of states involved in these enforcement actions have requested that the U.S. Food and Drug Administration ("FDA") exercise greater regulatory oversight in the area of pharmaceutical promotional activities by pharmacists. It is not possible to determine whether the FDA will act in this regard or what effect, if any, the FDA involvement would have on Capstone's operations.

     Capstone believes its contract arrangements with other healthcare providers, its pharmaceutical suppliers and its pharmacy practices are in compliance with these laws. There can be no assurance that such laws will not, however, be interpreted in the future in a manner inconsistent with Capstone's interpretation and application.

EMPLOYEES


     As of October 13, 1997, Capstone had approximately 1,600 full-time employees and approximately 625 part-time employees. Management believes Capstone's relationship with its employees is good. None of Capstone's employees are represented by labor unions under any collective bargaining agreement.


LEGAL PROCEEDINGS


     A lawsuit, Marvin Levine, Gloria Levine, and John McBay v. Capstone Pharmacy Services, Inc., Premier-Pharmacy, Inc., ("Premier") and Compuscript, Inc., was filed in the Supreme Court of the State of New York, County of Westchester (No. 19238/95) on November 15, 1995. The plaintiffs sold the stock of Compuscript, Inc. ("Compuscript") to Premier in 1993 pursuant to the terms of a purchase agreement and claim that Premier, which Capstone has acquired, and Compuscript owe them approximately $1.0 million under promissory notes delivered to them as part of the consideration for their Compuscript stock. Plaintiffs also claim that Compuscript and Premier owe them an additional $1.1 million because an earn-out provision in the purchase agreement was allegedly triggered in full when one of Premier's principal officers resigned four months after Capstone acquired Premier in May 1995. In August 1997, plaintiffs delivered a demand letter to the defendants claiming an additional basis for their $1.1 million claim. This additional basis related to the resignation of Dirk Allison and the possible resignation of Joe McLellan in connection with the Merger triggering the $1.1 million earn-out obligation. Finally, the plaintiffs claim Capstone is liable for tortiously interfering with their rights under the purchase agreement and under the promissory notes. The complaint seeks total judgments of $7.1 million (including $5.0 million punitive damages), plus interest and costs against the defendants. The defendants, including Capstone, have answered the complaint and are vigorously contesting the plaintiffs' claims. In addition, Premier has filed a counterclaim against the plaintiffs for breaches of certain representations and warranties in the purchase agreement. On June 20, 1997, the court granted Capstone's motion for summary judgment on the tortious interference claim, thus dismissing the only claim against Capstone and the only claim that plaintiffs asserted as a basis for awarding punitive damages. The plaintiffs did not appeal that ruling. Capstone does not believe that this litigation is likely to have a material adverse effect on Capstone's financial position or results of operations.

     Capstone is from time to time subject to claims and suits arising in the ordinary course of business, including claims for repayment of monies paid to Capstone under Medicare or Medicaid. Although Capstone and its subsidiaries are not parties to any such litigation in which, in management's opinion, an adverse determination would have a material effect on Capstone's financial position, there can be no assurance that Capstone will not become involved in such litigation in the future.


     Except for the above described proceedings, as of October 13, 1997, there were no material legal proceedings pending against Capstone nor, to Capstone's knowledge, were any material proceedings against it contemplated by any governmental authority.

                             MANAGEMENT OF CAPSTONE

CAPSTONE'S DIRECTORS AND EXECUTIVE OFFICERS ARE AS FOLLOWS*:

NAME                                         AGE                    POSITION
----                                         ---                    --------
James D. Shelton...........................  42    Executive Vice President, Chief Financial
                                                   Officer and Secretary
Robert Della Valle.........................  46    Executive Vice President and Chief
                                                   Operating Officer
Joseph F. Furlong, III(1)..................  48    Director
John Haronian(2)(3)........................  64    Director
Morris A. Perlis(1)........................  48    Vice Chairman
Albert Reichmann(1)........................  68    Director
Allan C. Silber............................  48    Chairman
Edward Sonshine, Q.C.(2)...................  50    Director
Gail Wilensky, Ph.D.(3)....................  54    Director
John E. Zuccotti(2)........................  59    Director

---------------

(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Disinterested Stock Option Plan Committee.

 * For information regarding the management of Capstone following The Merger, see "Certain Considerations Related to the Transactions -- Directors and Officers of Capstone Following the Merger."

     Mr. Shelton has served as Executive Vice President, Chief Financial Officer and Secretary of Capstone since February 1997. Mr. Shelton served as Vice President-Chief Financial Officer of Allied from December 1993 to January 1997. Mr. Shelton served as Vice President of Evergreen Healthcare, Inc., a long-term care company, from October 1992 to December 1993, and as Vice President-Chief Financial Officer of its predecessor, National Heritage, Inc., from February 1990 to October 1992.

     Mr. Della Valle joined Capstone as Executive Vice President and Chief Operating Officer in July 1996. Prior to joining Capstone, Mr. Della Valle was President and Chief Executive Officer and Vice President of Allied. He had been employed by Allied since June 1987 and held the position of President and Chief Executive Officer from July 1993 to July 1996.

     Mr. Furlong has served as a Director of Capstone since December 1994. Mr. Furlong has been President of Adirondack Capital Advisors, L.L.C., a financial advisory firm since May 1996. He was a partner of Colman Furlong & Co., a merchant banking firm, from February 1991 to April 1996 and he was a partner of Robertson Stephens & Company, an investment banking firm from November 1984 to January 1991. Mr. Furlong has served as a director of American HomePatient, Inc., a home healthcare provider ("American HomePatient"), since June 1994. He has served as a director of Healthy Planet Products, an environmentally friendly greeting card manufacturer since July 1996.

     Mr. Haronian has served as a Director of Capstone since January 1994. Mr. Haronian has served as President of Tri-State Group, since April 1991. Mr. Haronian has served as President of Peoples Liquor, Inc. since November 1991. From May 1965 until November 1990, Mr. Haronian served as President of Douglas Drug, Inc.

     Mr. Perlis has been Vice Chairman of Capstone since May 1995 and a Director since December 1994. Mr. Perlis served as interim chief executive officer of Capstone from December 1994 to May 1995. He has served as a director of and consultant to Counsel, a Canadian corporation primarily engaged in the healthcare industry, since September 1992, and as President of Counsel since January 1994. Mr. Perlis has served as a director of American HomePatient since March 1993, and as its Chairman since May 1994. He has served as a director of NOMA, Inc., a manufacturer of consumer wire and cable, since September 1993. Mr. Perlis was President of Morris A. Perlis & Assoc., an executive management consulting firm, from September 1992 until

January 1994 and President of American Express Canada, Inc. from September 1988 until September 1992. Mr. Perlis served as interim President of Stadtlander Drug Co., Inc., a mail order pharmacy company ("Stadtlander"), from September 1996 to December 1996. He has served as director of Stadtlander since July 1996 and as Chief Executive Officer since September 1996.

     Mr. Reichmann has served as a Director of Capstone since August 1995. He has served as Chairman and a Director of Olympia & York Developments, Limited, a privately held Canadian real estate company, for at least five years prior to February 1993. Mr. Reichmann currently participates in major philanthropic activities in addition to serving on the boards of several major hospitals in Canada.

     Mr. Silber has served as Chairman since February 1995 and a director of Capstone since December 1994. Mr. Silber has been Chairman, Chief Executive Officer and a director of Counsel since August 1979. He served as President of Counsel from August 1979 until January 1994. Mr. Silber has served as a director of American HomePatient since September 1991. Mr. Silber served as chairman of American HomePatient from September 1991 to May 1994. He has served as director of Stadtlander since July 1996 and as Chairman since September 1996.

     Mr. Sonshine has served as a Director of Capstone since December 1994. He has been President and Chief Executive Officer of RioCan Real Estate Investment Trust of Toronto, Canada since July 1995. Mr. Sonshine has served as a director of American HomePatient since September 1991. Mr. Sonshine has served as Vice Chairman of Counsel since January 1994, as a director of Counsel Management Services, Inc. since October 1993. Mr. Sonshine served as Executive Vice President of Counsel from February 1987 until January 1994. Mr. Sonshine served as President and Chief Executive Officer of Icarus Realty Corp. from February 1987 until September 1993. He has served as a director of Stadtlander since July 1996.

     Dr. Wilensky has served as a Director since August 1995. She has served as the John M. Olin Senior Fellow, Project HOPE since January 1993, and as Chair, Physician Payment Review Commission since May 1995. Dr. Wilensky served as Deputy Assistant to the President for Policy Development from March 1992 to January 1993. She was Administrator of the Health Care Financing Administration of the Department of Health and Human Services from January 1990 to March 1992. Dr. Wilensky also serves as a director for Advanced Tissue Sciences, Coram Healthcare, Neopath Inc., Quest Diagnostics, St. Jude Medical, Syncor International, SMS Corporation and United Healthcare.

     Mr. Zuccotti has served as a Director of Capstone since August 1995. He has served as Chairman, CEO and President of World Financial Properties, Inc., a real estate company, since November 1996, and had served as President and Chief Executive Officer of its predecessor company Olympia & York Companies (U.S.A.), since January 1990. Mr. Zuccotti served as a director of Olympia & York Companies (U.S.A.) since the inception of a board of directors in July 1993. He has served as a director of Dreyfus Strategic Municipal Bond Fund, Inc. since November 1989. Mr. Zuccotti also serves as director of Dreyfus California Tax Exempt Money Market Fund, Dreyfus Capital Value Fund, Inc., Dreyfus Insured Municipal Bond Fund, Dreyfus New Leaders Fund, Inc., Dreyfus Strategic Municipals, Inc., Dreyfus Municipal Bond Fund, Inc., Dreyfus Municipal Money Market Fund, Inc., and Starrett Housing Corporation. He also serves on the Board of Trustees of Columbia University.

     Pursuant to a Stock Purchase Agreement by and between Capstone and Counsel, dated December 16, 1994, so long as Counsel continues to own the common stock acquired under the Stock Purchase Agreement, Capstone will use its best efforts to cause the election to its Board of Directors of four individuals designated by Counsel who are reasonably acceptable to Capstone, currently Messrs. Silber, Perlis, Sonshine and Furlong. The Stock Purchase Agreement also specifies that Capstone will use its best efforts to maintain a Board of Directors consisting of eleven members. Currently Mr. Silber serves as Chairman of the Board and Mr. Perlis as Vice Chairman. Notwithstanding the above, Beverly and Capstone, pursuant to the Merger Agreement, have agreed that following the Merger, each of Capstone and Beverly shall have the right to nominate five directors to the Board of Directors of the Surviving Corporation. See "Certain Considerations Related to the Transactions -- Directors and Officers of Capstone Following the Merger." Pursuant to the Voting Agreement, Counsel has agreed to vote in favor of the Merger Agreement. See "The Merger -- Terms of the Voting Agreement."

                         CERTAIN CAPSTONE TRANSACTIONS

     Set forth below is a summary of various transactions involving Capstone and certain of its directors, officers, stockholders or other affiliates. It is the policy of Capstone to notify the Board of Directors and seek the approval of a majority of the members of the Board or an appropriate committee who are not related to an interested party in connection with transactions between Capstone and a related party.

CERTAIN SERVICES BY NON-EMPLOYEE DIRECTORS

     Since his election to the Board of Directors in December 1994, Mr. Silber has provided various services to Capstone in connection with improving the financial position, results of operations and capital structure of Capstone. These have included his service as Co-Chairman and Chairman of the Board of Directors, assistance with routine acquisitions, assistance with the completion of certain private placements and direction of the replacement of Capstone's bank line of credit. Mr. Silber has received no cash compensation for such routine services. In connection with his services as an officer and director of Capstone, Mr. Silber has been granted options to purchase an aggregate of 595,000 shares of Capstone Common Stock. The exercise price for such options is, in each case, the closing market price for Capstone Common Stock on the day prior to the option grant date. Mr. Silber received a fee of $600,000 in connection with his assistance in finding, negotiating and closing the Symphony acquisition.

     Since his election to the Board of Directors in December 1994, Mr. Perlis has provided various services to Capstone in connection with Capstone's long term strategy and decisions concerning the retention or disposition of Capstone's lines of business. These have included his service as Vice Chairman of the Board of Directors and interim Chief Executive Officer, negotiation of modifications to material contracts and indebtedness of Capstone, assistance with personnel and operational matters, and assistance with Capstone's regulatory compliance program. Mr. Perlis has received no cash compensation for such routine services. In connection with his services as an officer and director of Capstone, Mr. Perlis has been granted options to purchase an aggregate of 595,000 shares of Capstone Common Stock. The exercise price for such options is, in each case, the closing market price for Capstone Common Stock on the day prior to the option grant date. Mr. Perlis received a fee of $400,000 in connection with his assistance in finding, negotiating and closing the Symphony acquisition.

PRIVATE OFFERINGS BY CAPSTONE

     On July 29, 1996, Counsel purchased from Capstone in a private placement transaction, 2,112,490 shares of common stock at a price of approximately $11.83 per share for net proceeds to Capstone of $25 million. The proceeds were used as part of the purchase price for the Symphony acquisition.

     Counsel Corporation beneficially owns approximately 23.0% of the outstanding Common Stock and voting power of Capstone and, as such, is Capstone's largest stockholder. As a result of Counsel's investment in Capstone, Capstone has agreed to use its best efforts to cause four Counsel nominees to serve on Capstone's Board of Directors. As a result of the foregoing, Counsel has a significant influence on matters brought before the stockholders or the Board of Directors, although it cannot control the outcome of any vote.

CONSULTING SERVICES


     Mr. Furlong is a director of Capstone and a principal of Adirondack. Capstone has entered into an agreement with Adirondack, dated June 25, 1996 pursuant to which Adirondack will assist Capstone in identifying and negotiating transactions with acquisition targets. Adirondack receives as compensation 3.0% of the first $10.0 million of aggregate transaction value plus .7% of aggregate transaction value in excess thereof as well as a number of warrants to buy Capstone's common stock set according to a formula, not to exceed 200,000 in the aggregate, at a strike price of $12.00. As of October 13, 1997 Capstone had issued warrants to purchase 200,000 shares and had paid approximately $1.3 million in connection with this Agreement.


     Adirondack and Capstone have also entered into an agreement, dated December 10, 1996, pursuant to which Adirondack serves as financial advisor to Capstone in connection with the Merger. Pursuant to that agreement, Adirondack has earned $1.0 million for rendering a fairness opinion and will receive an additional $3.0 million if the Merger is consummated.

     An affiliate of Mr. Reichmann received fees of $445,000 in connection with his assistance in finding, negotiating and closing the Geri-Care and IMD acquisitions.

     Curtis B. Johnson, the general counsel of DCAmerica Inc. ("DCA"), a Counsel Corporation subsidiary, has provided legal services to Capstone since April 1995 pursuant to an agreement between Capstone and DCA providing for reimbursement of DCA's allocable costs related to such services. Mr. Johnson has options to acquire 25,000 shares of Capstone's common stock for an exercise price of $4.31 per share.

     Marvin Sirota, a former officer and director of Capstone, provided consulting services pursuant to a Severance and Consulting Agreement dated January 15, 1995. Under the Severance and Consulting Agreement, Mr. Sirota received $11,607.00 per month through May 31, 1997 plus expenses incurred in connection with his obligations to Capstone.

     Frank Mandelbaum, a former officer and director of Capstone, provided consulting services pursuant to a Severance and Consulting Agreement dated January 26, 1995. Under the Severance and Consulting Agreement, Mr. Mandelbaum received $11,607.00 per month through May 31, 1997 plus expenses incurred in connection with his obligations to Capstone.

     Charles Lathrop, Jr., a former officer and director of Capstone, is providing consulting services pursuant to a Severance and Consulting Agreement dated March 8, 1995. Under the Severance and Consulting Agreement, Mr. Lathrop received $10,000 per month through April 14, 1997 and will receive $4,583 per month for twelve months thereafter, plus expenses incurred in connection with his obligations to Capstone.

     It is the policy of Capstone to notify the Board of Directors and seek the approval of a majority of the members of the Board or its Executive Committee who are not related to Counsel in connection with transactions between Capstone and its affiliates, including Counsel.

CHANGE IN CONTROL ARRANGEMENT


     Capstone and R. Dirk Allison, Capstone's chief executive officer, are parties to a Separation Agreement dated August 15, 1997 pursuant to which (i) Mr. Allison resigned from all positions with Capstone and its affiliates, (ii) Capstone paid Mr. Allison approximately $468,000, and (iii) previously issued options covering 392,500 shares (of which 167,500 were vested on such date) held by Mr. Allison (at exercise prices ranging from $4.44 to $11.25 per share) immediately vested and became exercisable through February 15, 1999, providing an estimated benefit to Mr. Allison, based on the closing price of Capstone Common Stock on October 13, 1997, of approximately $660,000.

                       PRINCIPAL STOCKHOLDERS OF CAPSTONE


     The following table sets forth, as of October 13, 1997 the number and percentage of shares of Capstone's Common Stock owned by (i) all persons known to Capstone to be holders of 5% or more of such securities, (ii) each director,
(iii) each of the executive officers, and (iv) all directors and executive officers of Capstone, as of October 13, 1997, as a group. Unless otherwise indicated, all holdings are of record and beneficial.



                                                               NUMBER OF
                                                                 SHARES        PERCENTAGE
                                                              BENEFICIALLY      OF TOTAL
NAME                                                            OWNED(1)     OUTSTANDING(2)
----                                                          ------------   --------------
Counsel Corporation(3)......................................   8,356,815              22.4%
  Exchange Tower
  Two First Canadian Place, Suite 1300
  Toronto, Ontario, Canada M5X 1E3
Denis A. and Sandra Lou Portaro Revocable Trust of 1992 and
  Ronald Belville...........................................   2,090,217                6.0
  2596 Mission Street
  San Marino, California 91108
Integrated Health Services, Inc.............................   1,000,000                2.9
  10065 Red Run Blvd.
  Owings Mills, Maryland 21117
James D. Shelton............................................         -0-                  *
Robert Della Valle(4).......................................      33,333                  *
Allan C. Silber(5)..........................................     498,333                1.4
Morris A. Perlis(5).........................................     498,333                1.4
Joseph F. Furlong, III(6), (7),(8)..........................     277,000                  *
John Haronian(7), (9).......................................     145,000                  *
Edward Sonshine, Q.C.(6), (7)...............................      77,000                  *
Gail Wilensky, Ph.D.(10)....................................      17,500                  *
Albert Reichmann(10)........................................      17,500                  *
John E. Zuccotti(10),(11)...................................      27,000                  *
All directors and executive officers as a group(12) (10
  persons)..................................................   1,590,999               4.4%


---------------

  * Indicates less than 1%
 (1) Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws, where applicable.

 (2) The percentages shown are based on 34,976,642 shares of Common Stock outstanding on October 13, 1997, plus, as to each individual and group listed, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), which includes shares subject to stock options and warrants held by such holder which are exercisable within sixty (60) days of such date.

 (3) Includes 1,298,181 and 1,038,545 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share, respectively. Directors Silber, Sonshine and Perlis are directors of Counsel and director Silber beneficially owns or controls approximately 18% of the common stock of Counsel, a majority of which is pledged to a lender. Directors Sonshine and Perlis own in the aggregate less than 5% of Counsel's common stock. All of the directors listed in this footnote (3) disclaim beneficial ownership of shares of Common Stock in their capacity as directors of Counsel, and Mr. Silber disclaims beneficial ownership of shares of Common Stock in his capacity as a significant stockholder of Counsel.
 (4) Includes 33,333 shares issuable upon the exercise of options at $10.50 per share.

 (5) Includes 25,000 and 20,000 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share, respectively and 15,000, 2,500, 250,000, 50,000,
     83,333 and 2,500 shares issuable upon the exercise of options at $4.44, $7.50, $4.31, $8.50, $10.50 and $11.25 per share, respectively.
 (6) Includes 15,000 and 12,000 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share, respectively.
 (7) Includes 15,000, 2,500 and 2,500 shares issuable upon the exercise of options at $4.44, $7.50 and $11.25 per share, respectively.
 (8) Includes 200,000 shares issuable upon the exercise of warrants at $12.00 per share.
 (9) Includes 15,000 and 15,000 shares issuable upon the exercise of options at $2.85 and $3.50 per share, respectively, and 25,000 and 20,000 shares issuable upon the exercise of warrants at $4.50 per share, and $5.50 per share, respectively.
(10) Includes 15,000 and 2,500 shares issuable upon the exercise of options at $4.44 and $11.25 per share, respectively.
(11) Includes 2,500 and 2,000 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share, respectively.
(12) Includes 1,375,999 shares issuable upon the exercise of options and warrants.

                      PRICE RANGE OF CAPSTONE COMMON STOCK

     Capstone's Common Stock is traded on the Nasdaq Stock Market under the designation "DOSE." The following table indicates high and low closing sales quotations for the periods indicated based upon information supplied by the Nasdaq Stock Market. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions:

                                                               BID QUOTATIONS
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
Ten Months Ended December 31, 1995(1)
  1st Quarter...............................................  $ 5.00    $ 2.81
  2nd Quarter...............................................    5.56      4.00
  3rd Quarter...............................................    6.94      5.19
  4th Quarter (December only)...............................    7.88      6.25
Year Ended December 31, 1996
  1st Quarter...............................................  $ 9.25    $ 7.00
  2nd Quarter...............................................   13.38      8.50
  3rd Quarter...............................................   13.63      9.75
  4th Quarter...............................................   13.13      9.38
Year Ended December 31, 1997
  1st Quarter...............................................  $12.88    $10.56
  2nd Quarter...............................................   11.75      7.75
  3rd Quarter(2)............................................   12.75     10.00

---------------

(1) Effective December 31, 1995, Capstone changed its year end from February 28 to December 31.

(2) Through October 13, 1997.



     As of October 13, 1997, the number of record holders of Capstone's shares was approximately 373, which does not included individual participants in security position listings. On October 13, 1997, the closing bid quotation for Capstone's Common Stock was $12.31, as reported by the Nasdaq Stock Market. On April 15, 1997, the day before Capstone and Beverly announced the proposed Merger, the closing bid quotation for Capstone's Common Stock was $11.75.

                     DESCRIPTION OF CAPSTONE CAPITAL STOCK

GENERAL


     Capstone is authorized to issue 50 million shares of common stock, par value $.01 per share. As of October 13, 1997, there were 34,976,642 shares issued and outstanding. In addition as of October 13, 1997, there were options and warrants outstanding to purchase approximately 2.6 million and 3.5 million shares of Capstone Common Stock, respectively. Capstone currently anticipates assuming options covering approximately one million shares of Capstone Common Stock and issuing options covering approximately 4.5 million additional shares immediately following the Merger. Capstone anticipates that after closing the Merger, the Surviving Corporation will have approximately 10.9 million shares of Capstone Common Stock authorized for issuance pursuant to option plans, of which it is anticipated that approximately 7.5 million shares will be subject to outstanding options.


COMMON STOCK

     The holders of shares of Capstone Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors. The holders of shares of Capstone Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of Capstone, the holders of shares of Capstone Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the shares of Capstone Common Stock. Holders of shares of Capstone Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the shares of Capstone Common Stock. All of the outstanding shares of Capstone Common Stock are fully paid and nonassessable.

TRANSFER AGENT

     The transfer agent and registrar for the Capstone Common Stock is First Union National Bank of North Carolina (Charlotte, N.C.), located at 1525 West W.
T. Harris Boulevard, Charlotte, NC 28288.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Certificate of Incorporation provides that directors of Capstone will not be personally liable to Capstone or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to Capstone or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to prohibited dividends or distribution or the repurchase or redemption of stock or
(iv) for any transaction from which the director derives an improper personal benefit. The provision does not apply to claims against directors for violations of certain laws, including federal securities laws. If the DGCL is amended to authorize further elimination or limitation of director's liability, then the liability of directors of Capstone shall automatically be limited to the fullest extent provided by law. The Certificate of Incorporation and the Bylaws of Capstone also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors.

PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

     Provisions of the DGCL prohibit "business combinations" between Capstone and certain stockholders unless the established requirements are met. Consequently, the business combination provisions of the DGCL may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of Capstone that are not negotiated with and approved by the Capstone Board of Directors.

     Additionally, the following provisions of Capstone's Certificate of Incorporation and Bylaws may be considered to have anti-takeover implications:
(a) the ability of the board to increase the number of directors and fill (but only until the next annual meeting of stockholders) the vacancies resulting from such increase; and (b) the ability of the Capstone board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for stockholder approval, which preferred stock, among other things, may be used to create voting impediments with respect to changes in control of Capstone or to dilute the stock ownership of holders of shares of Capstone Common Stock seeking to obtain control of Capstone.

     If the Amendment Proposal is adopted and effectuated, certain new provisions may be considered to have anti-takeover implications. See "Other Capstone Proposals -- Amendment to Certificate of Incorporation."

                             RESTRICTIONS ON RESALE

     The shares of Capstone Common Stock to be issued to stockholders of Beverly pursuant to the Merger Agreement have been registered under the Securities Act, thereby allowing such shares to be freely traded without restrictions by persons who will not be "affiliates" (as defined in the Securities Act) of Capstone or who were not "affiliates" of Beverly prior to the Merger. Directors and executive officers of Beverly may be deemed to have been "affiliates" of Beverly within the meaning of the Securities Act. Any such person will not be able to resell the Capstone Common Stock received by him or her in the Merger unless such stock is registered for resale or an exemption from registration under the Securities Act is available, such as Rule 145. All such persons should carefully consider the limitations imposed by Rule 145 under the Securities Act prior to effecting any resales of Capstone Common Stock. In general, under Rule 145 as currently in effect, persons who may be deemed affiliates (as that terms is described in the Securities Act) of Beverly as of the Beverly Special Meeting would be entitled to sell within any three-month period a number of shares of Capstone Common Stock that does not exceed the greater of 1% of the then outstanding shares of Capstone Common Stock or the average weekly trading volume during the four calendar weeks preceding a sale by such person. Sales under Rule 145 are also subject to certain provisions relating to the manner of sale and availability of current information about Capstone. Such limitations would generally cease to apply to non-affiliates of Capstone following the first anniversary of the Effective Time provided that Capstone meets certain public information requirements or the second anniversary of the Effective Time otherwise. This Joint Proxy Statement/Prospectus does not cover any resales of Capstone Common Stock received by affiliates of Beverly or by certain of their family members or related interests.

     Pursuant to the Merger Agreement, Beverly will prepare and deliver to Capstone a list (reasonably satisfactory to counsel for Capstone) identifying all persons who, at the time of the Special Meeting, may be deemed to be "affiliates" of Beverly as that term is defined in Rule 145 under the Securities Act. Beverly shall use its reasonable best efforts to cause each person identified as an affiliate in such list to deliver to Capstone on or prior to the Effective Time a written agreement (in a form previously approved by Beverly and Capstone) that such affiliate will not sell, transfer, or otherwise dispose of any shares of Capstone Common Stock issued to such possible affiliate pursuant to the Merger except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act and it is a condition to the obligation of Capstone to close the Merger that it received such written agreements.

                           INFORMATION CONCERNING PCA

                     PCA SELECTED HISTORICAL FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

     The following consolidated statement of operations and balance sheet data for the years ended and as of December 31, 1996, 1995 and 1994 have been derived from the audited consolidated financial statements of PCA and should be read in conjunction with the financial statements and notes thereto included herein. The consolidated statement of operations and balance sheet data for the years ended and as of December 31, 1993 and 1992 have been derived from PCA's internal records. The consolidated statement of operations and balance sheet data for the six months ended and as of June 30, 1997 and 1996 have been derived from the unaudited condensed consolidated financial statements of PCA and should be read in conjunction with those financial statements and related notes thereto included herein. The December 31, 1993 and 1992 financial statement data, and the June 30, 1997 and 1996 financial statement data, in the opinion of PCA's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the unaudited periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of results that may be expected for the full calendar year ending December 31, 1997. This information should be read in conjunction with "Information Concerning PCA -- PCA Management's Discussion and Analysis of Financial Condition and Results of Operations" and the PCA Consolidated Financial Statements, related notes and other PCA financial information included in this Joint Proxy Statement/Prospectus.

                                                     AT OR FOR THE
                                                   SIX MONTHS ENDED                        AT OR FOR THE
                                                       JUNE 30,                       YEARS ENDED DECEMBER 31,
                                                  -------------------   ----------------------------------------------------
                                                    1997       1996       1996       1995       1994       1993       1992
                                                  --------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Non-affiliates................................  $251,024   $210,151   $434,317   $377,664   $170,299   $130,055   $117,764
  Affiliates....................................    50,304     39,080     82,083     74,021     77,213     71,615     56,567
                                                  --------   --------   --------   --------   --------   --------   --------
Net operating revenues..........................   301,328    249,231    516,400   451,685..   247,512    201,670    174,331
Cost of goods sold..............................   162,397    133,170    280,468    242,761    117,045     90,262     78,487
                                                  --------   --------   --------   --------   --------   --------   --------
  Gross profit..................................   138,931    116,061    235,932    208,924    130,467    111,408     95,844
Costs and expenses:
  Selling, general and administrative...........    96,260     84,476    171,251    158,115     91,883     78,798     67,528
  Provision for doubtful accounts...............     5,178      3,704     13,500     17,679      7,388      3,403      3,534
  Interest, net.................................        49       (113)      (166)      (195)       113        110        114
  Depreciation and amortization.................     9,908      7,782     16,392     13,219      5,734      3,741      3,017
  Impairment of long-lived assets:
    Adoption of SFAS No. 121....................        --         --         --      5,392         --         --         --
    Development and other costs.................        --         --         --      4,151         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
        Total costs and expenses................   111,395     95,849    200,977    198,361    105,118     86,052     74,193
                                                  --------   --------   --------   --------   --------   --------   --------
Income before provision for income taxes........    27,536     20,212     34,955     10,563     25,349     25,356     21,651
Provision for income taxes......................    11,421      8,481     14,668      5,977     10,291     10,281      8,596
                                                  --------   --------   --------   --------   --------   --------   --------
Net income......................................  $ 16,115   $ 11,731   $ 20,287   $  4,586   $ 15,058   $ 15,075   $ 13,055
                                                  ========   ========   ========   ========   ========   ========   ========

CONSOLIDATED BALANCE SHEET DATA:
Working capital.................................  $108,078   $ 81,406   $ 92,134   $ 77,512   $ 71,794   $ 24,537   $ 19,754
Total assets....................................   481,546    423,300    441,576    428,872    327,287     69,443     58,441
Current portion of long-term obligations........     1,195        847        968        630        633        877        533
Long-term obligations, excluding current
  portion.......................................     1,588        737      1,334        125        514        423         19
Due to Parent...................................   333,115    304,045    312,395    318,610    225,006      7,267     12,446
Stockholder's equity............................   107,720     83,049     91,605     71,318     66,732     51,674     36,598

        PCA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     As of June 30, 1997, PCA operated 74 pharmacies in 28 states and is one of the nation's largest institutional pharmacies providing drugs and related products and services to nursing facilities, acute and transitional care hospitals, home care providers, psychiatric facilities, correctional facilities, assisted living centers, retirement homes and their patients. PCA provides its long-term care customers with comprehensive institutional pharmacy services that include: (i) the purchasing, repackaging and dispensing of pharmaceuticals, (ii) infusion therapy and Medicare Part B services, which are comprised of enteral nutrition and urological supplies, and (iii) pharmacy consulting services, which include evaluations of patient drug therapy, and drug handling, distribution and administration within a nursing facility as well as assistance with state and federal regulatory compliance. Pharmacy Management Service Inc. ("PMSI"), PCA's mail service pharmacy, is one of the nation's largest mail service providers of drugs and medical equipment to workers' compensation payors, claimants and employers.

     The long-term care pharmacy industry has historically been highly fragmented and healthcare providers are being challenged to reduce costs while maintaining quality patient care in non-hospital settings. PCA's growth strategy has been to focus on its internal growth strategy by expanding its service offering of specialized services such as intravenous therapy and continuing to look for external growth through selective acquisitions of quality local and regional institutional pharmacy companies. PCA also intends to expand its mail service business by offering a broader spectrum of products and services to patients, regardless of setting.

RESULTS OF OPERATIONS

  Six Months ended June 30, 1997 Compared to Six Months ended June 30, 1996

     Net Operating Revenues. PCA's net operating revenues increased approximately $52,100,000 for the six months ended June 30, 1997, as compared to the same period in 1996. This increase consists of approximately $34,600,000 of same store growth and approximately $17,500,000 related to acquisitions, principally the late-1996 acquisition of Kohll Extended Care Pharmacy, Inc. in Omaha, Nebraska and the January 1, 1997 acquisition of IPC. Same store growth is attributable to increased infusion therapy of approximately $9,200,000 and growth in the core institutional pharmacy business of approximately $21,100,000 due to concentrated marketing and customer retention initiatives. In addition, PCA's mail service revenues increased approximately $4,300,000 or 9.7% primarily due to increased marketing of durable medical equipment and supplies to catastrophically injured patients. For the six months ended June 30, 1997, PCA derived approximately 16.7% of its revenues from sales to Beverly facilities, as compared to 15.7% for the same period in 1996. This increase in sales to Beverly facilities is primarily attributable to additional Beverly facilities being serviced by newly opened or acquired pharmacies.

     Cost of Goods Sold. PCA's cost of goods sold increased approximately $29,200,000 for the six months ended June 30, 1997, as compared to the same period in 1996. As a percentage of net operating revenues, cost of goods sold was 53.9% in 1997 as compared to 53.4% for 1996. The increase in cost of goods sold as a percentage of net operating revenues in 1997 was primarily related to the following factors: (i) mail service cost of goods sold was approximately 3.3% higher primarily due to competitive pricing pressures in the managed care market, and (ii) cost of goods sold increased in several markets due to increased competition.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses include wages and related expenses, facility expenses, and other administrative overhead. Selling, general and administrative expenses increased approximately $11,800,000 or 13.9% for the six months ended June 30, 1997 as compared to the same period in 1996. Approximately $5,700,000 of this increase was attributable to the acquisitions in Omaha and Hawaii. The remaining increase in selling, general and administrative expenses was related to the increase in same store revenues discussed above. As a percentage of revenues, selling, general and administrative expenses decreased to 31.9% for the six months ended June 30, 1997 from 33.9% for the same period in 1996. This decrease was primarily the result of implementing certain cost reduction initiatives.

     Depreciation and Amortization. For the six months ended June 30, 1997, depreciation and amortization increased approximately $2,100,000 as compared to the same period in 1996. Approximately $1,000,000 of this increase was related to acquisitions during such period. The remaining increase was attributable to investments in medical carts and other equipment as well as leasehold improvements.

     Net Income. Net income was $16,115,000 for the six months ended June 30, 1997, as compared to $11,731,000 for the same period in 1996. PCA had an estimated annual effective tax rate of 41.5% for the six months ended June 30, 1997, compared to 42% for the same period in 1996. The estimated annual effective tax rates for 1997 and 1996 were different than the federal statutory rate primarily due to the impact of state income taxes and amortization of nondeductible goodwill.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net Operating Revenues. PCA's net operating revenues increased approximately $64,700,000 for the year ended December 31, 1996, as compared to the same period in 1995. This increase was primarily related to the 1995 acquisition of PMSI's mail service pharmacy and other acquisitions, which added approximately $54,100,000 to revenues, and to a lesser extent same store growth. On a same store basis, revenues increased approximately $10,600,000 primarily due to increased sales of infusion therapy products and services. For the year ended December 31, 1996, PCA derived approximately 15.9% of its revenues from sales to Beverly facilities, as compared to 16.4% in 1995. This decrease in revenues from sales to Beverly facilities is primarily attributable to Beverly's disposition of approximately 83 nursing facilities in 1996 and 29 nursing facilities in 1995.

     Cost of Goods Sold. PCA's cost of goods sold increased approximately $37,700,000 for the year ended December 31, 1996, as compared to the same period in 1995. Cost of goods sold as a percentage of net operating revenues was 54.3% in 1996 as compared to 53.7% for 1995, primarily related to the full year impact of the lower margin mail service business purchased from PMSI.

     Selling, General and Administrative Expenses. PCA's total selling, general and administrative expenses increased approximately $13,100,000 for the year ended December 31, 1996 as compared to the same period in 1995. Approximately $5,200,000 of this increase was related to the mid-1995 purchase of PMSI with the remainder of the increase attributable to increased same store revenues and severance and relocation expenses associated with the 1996 reorganization and relocation of PCA's corporate offices.

     Provision for Doubtful Accounts. The provision for doubtful accounts decreased approximately $4,200,000 for the year ended December 31, 1996 as compared to the same period in 1995, primarily related to improved management controls related to the centralization of billing offices and the assimilation of acquired pharmacies in 1994.

     Depreciation and Amortization. Depreciation and amortization expense increased approximately $3,200,000 for the year ended December 31, 1996 as compared to the same period in 1995, primarily related to the amortization of goodwill associated with the PMSI transaction completed in mid-1995.

     Net Income. Net income was $20,287,000 for the year ended December 31, 1996, as compared to $4,586,000 for the same period in 1995. Net income for 1995 included a pre-tax charge of $9,543,000 for impaired long-lived assets related to the adoption of SFAS No. 121 (as defined below) and the write-off of software and software development costs. PCA had an annual effective tax rate of 42% for the year ended December 31, 1996, compared to 56.6% for the same period in 1995. The annual effective tax rate for 1996 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill associated with the acquisition of PMSI. The annual effective tax rate for 1995 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill included in the adjustments resulting from the adoption of SFAS No. 121.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net Operating Revenues. PCA's net operating revenues increased approximately $204,200,000 for the year ended December 31, 1995, as compared to the same period in 1994. This increase was primarily related to the late-1994 acquisitions of Insta-Care and Synetic which added approximately $131,300,000 to revenues, and the June 1995 acquisition of PMSI which added approximately $41,600,000 to revenues. On a same store basis, revenues increased approximately $31,300,000 primarily due to increased marketing efforts. For the year ended December 31, 1995, PCA derived approximately 16.4% of its revenues from sales to Beverly facilities, as compared to 31.2% for 1994. This decrease in the percentage of PCA's revenues from sales to Beverly facilities was primarily related to the acquisitions of Insta-Care, Synetic and PMSI, substantially all of whose revenues were from non-Beverly facilities.

     Cost of Goods Sold. PCA's cost of goods sold increased approximately $125,700,000 for the year ended December 31, 1995, as compared to the same period in 1994. As a percentage of net operating revenues, cost of goods sold was 53.7% in 1995 as compared to 47.3% for 1994. This increase in cost of goods sold as a percentage of revenues in 1995 was primarily related to ongoing integration of the Insta-Care and Synetic pharmacies purchased in late-1994 and the acquisition of PMSI's lower margin mail service pharmacy.

     Selling, General and Administrative Expenses. PCA's selling, general and administrative expenses increased approximately $66,200,000 for the year ended December 31, 1995 as compared to the same period in 1994. Substantially all of this increase was attributable to the late-1994 acquisitions of Insta-Care and Synetic and the mid-1995 acquisition of PMSI.

     Provision for Doubtful Accounts. PCA's provision for doubtful accounts for the year ended December 31, 1995 increased approximately $10,300,000 compared to the same period in 1994. Substantially all of this increase was attributable to the acquisition and assimilation of Insta-Care and Synetic.

     Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 1995 increased approximately $7,500,000 as compared to the same period in 1994. Substantially all of this increase was due to the amortization of goodwill associated with the acquisitions of Insta-Care, Synetic and PMSI.

     Adoption of SFAS No. 121. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121") which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

     In 1995, PCA recorded an impairment loss of approximately $5,400,000 upon adoption of SFAS No. 121. The impairment indicators which led to recording this loss were as follows: two pharmacies, purchased by PCA in late 1994, had operating losses in 1995, and PCA anticipated future operating losses for these facilities primarily related to Beverly's lack of presence in the markets; one pharmacy, located in a state where Beverly had recently sold all of its interests, began to lose the contracts that had been assumed by the new owners, and it became apparent that the operations would not recover to their previous level; and, lastly, PCA operates a medical records servicing business which lost approximately half of its business in 1995 when Beverly pursued a different vendor for this service. Accordingly, management estimated the undiscounted future cash flows to be generated by each business. The undiscounted future cash flow estimates were less than the carrying value of such businesses, so management estimated the fair value of such businesses and wrote the carrying values down to their estimates of fair value. Management calculated the fair values of the impaired businesses by using the present values of estimated future cash flows.

     Development and Other Costs. In addition to the SFAS No. 121 charge, PCA recorded an impairment loss in 1995 of approximately $4,150,000 primarily related to the write-off of software costs. In late 1995, PMSI's Vice President of Management Information Systems assumed the management information systems' functions for PCA and redirected PCA's systems development initiatives which caused a write-off of certain software and systems development costs.

     Net Income. Net income was $4,586,000 for the year ended December 31, 1995, as compared to $15,058,000 for the same period in 1994. Net income for 1995 included a pre-tax charge of $9,543,000 for impaired long-lived assets related to the adoption of SFAS No. 121 and the write-off of software and software development costs. PCA had an annual effective tax rate of 56.6% for the year ended December 31, 1995, compared to 40.6% for the same period in 1994. The annual effective tax rate for 1995 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill included in the adjustments resulting from the adoption of SFAS No. 121 and nondeductible goodwill resulting from the PMSI acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, PCA had approximately $6,700,000 in cash and cash equivalents and net working capital of approximately $108,100,000. Substantially all cash received by PCA is deposited daily and wired to Beverly's corporate cash account. In turn, all of PCA's operating expenses, capital expenditures and other cash needs are paid by Beverly and charged back to PCA. Such amounts are not subject to repayment terms, do not bear interest, and are repaid by PCA from excess operating cash.

     PCA had net cash provided by operating activities for the six months ended June 30, 1997 of approximately $12,300,000 which, along with cash on hand and advances from Beverly, was primarily used for acquisitions of approximately $27,600,000 and capital expenditures of approximately $5,200,000. The institutional pharmacy business is not capital intensive and the primary capital expenditures are related to medical carts and other medical equipment. PCA leases all vehicles used in the daily delivery of products to its customers.

     Subsequent to the Merger, PCA's obligations and capital expenditures will be funded by the Surviving Corporation's working capital and net cash provided by operating activities, as well as available borrowings under the Surviving Corporation's bank credit facility. See "Information Concerning
Capstone -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources."

                                  PCA BUSINESS

GENERAL


     Beverly's institutional pharmacy business is conducted through its wholly-owned subsidiary, PCA, and certain subsidiaries of PCA. When used under this caption, the term "PCA" shall include PCA and its consolidated subsidiaries. PCA is a leading provider of pharmaceuticals and related products and services in the institutional healthcare market, and PCA management believes that PCA is one of the nation's leading provider of mail service pharmacy benefits in the workers' compensation market. PCA provides its institutional pharmacy products and services primarily to long-term care facilities such as skilled nursing facilities, assisted living facilities and retirement centers, as well as other institutional healthcare facilities such as acute care, transitional and psychiatric hospitals and correctional institutions. Through its 74 pharmacies, PCA purchases, repackages and dispenses prescription and non-prescription pharmaceuticals to patients in its client facilities, and provides these facilities with infusion therapy services, medical supplies and devices and related consultant pharmacist and information services, including formulary management, automated record-keeping, drug therapy evaluation and assistance with regulatory compliance. As of June 30, 1997, PCA provided its institutional pharmacy products and services to approximately 190,000 long-term care beds at over 2,500 long-term care facilities located in 33 states.


     PCA, as one of the leading pharmacy benefit providers in the workers' compensation market, provides pharmaceutical products and services through its mail service pharmacy to approximately 75,000 workers' compensation patients throughout the United States. These products and services include home delivery of prescriptions to long-term, high-cost, injured workers receiving workers' compensation benefits, an on-line retail prescription drug card for pre-approved pharmaceutical products, and medical supplies and medical equipment.


     Beverly, the nation's largest operator of long-term care facilities in the United States, formed PCA in 1983. PCA's affiliation with Beverly not only has provided PCA with a substantial initial customer base of nursing facilities, but also has enabled PCA to develop and enhance its position as a low-cost provider of quality pharmacy and consultant pharmacist services. In recent years, PCA has expanded its presence in the institutional pharmacy market, entered the workers' compensation market and substantially broadened its customer base primarily through the following acquisitions: (i) in November 1994, Insta-Care, a subsidiary of Eckerd Corporation which served approximately 65,000 patients in the institutional pharmacy market, primarily in New England, Florida and Texas;
(ii) in December 1994, three institutional pharmacy subsidiaries owned by Synetic, a subsidiary of Merck & Co., Inc., which served approximately 45,000 patients located primarily in New England and Indiana (the Insta-Care and Synetic acquisitions were material to PCA and, therefore, certain financial statements for Insta-Care and Synetic prior to PCA's acquisitions of such companies are included in this Joint Proxy Statement/Prospectus); (iii) in June 1995, PMSI, a publicly-traded company based in Tampa, Florida which provided nationwide mail order pharmacy products and services to approximately 75,000 patients in the workers' compensation market; and (iv) in January 1997, the assets and business of IPC, the owner of 12 pharmacies, primarily in the State of Hawaii serving approximately 3,300 institutional pharmacy patients.


INSTITUTIONAL PHARMACY INDUSTRY

     Institutional pharmacies purchase both prescription and nonprescription pharmaceuticals and other medical supplies from wholesale distributors and manufacturers, and subsequently repackage and distribute these medications to patients in nursing homes, assisted living facilities, retirement centers and other institutional settings. These pharmacies also provide consultant pharmacist services which include, among other things, individual patient drug therapy evaluation and the monitoring of the control, administration and storage of prescribed medications within the institution to ensure compliance with state and federal regulations. Unlike hospitals, most long-term care institutions do not have an on-site pharmacy to dispense prescription drugs; institutional pharmacies accordingly play an integral role in long-term care by providing a high quality, cost-efficient means of dispensing and monitoring patient medication. In addition, because of the limited direct involvement of physicians in administering daily care in these settings, institutional pharmacies often provide further support services such as infusion therapy and consultant pharmacist services.

     The pharmacy services industry historically has been highly fragmented and is characterized principally by three types of providers: retail pharmacies (approximately 27% of the market), independent institutional pharmacies (approximately 43% of the market) and institutional pharmacies owned by long-term care providers (approximately 30% of the market). Several important trends underpin the strength of the long-term care market, including the aging of the U.S. population, the focus on providing high quality healthcare in lower cost, non-hospital settings, and the early discharge of patients from acute-care hospitals for cost containment purposes. In line with these trends, certain functions and ancillary services previously performed by acute-care hospitals are being moved to long-term care facilities, where patients can receive comparable care at a lower cost. These services include intravenous therapy, ventilator and pharmacy care, wound care, cardiac rehabilitation, kidney dialysis and care for patients with AIDS, head trauma and Alzheimer's disease. These conditions provide an additional growth opportunity for long-term care facilities, including institutional pharmacies which can meet the product and service needs of these new, more complex therapies.

     Long-term care facilities are demanding more sophisticated and specialized services from institutional pharmacy providers resulting from implementation in 1990 of the Omnibus Budget Reconciliation Act of 1987 ("OBRA"). The OBRA regulations created a stringent standard of care in long-term care facilities related to planning, monitoring and reporting on the progress of patient care and prescription drug therapy. As a result, it has been PCA's experience that nursing home administrators now increasingly seek experienced pharmacists and specialized providers associated with larger institutional pharmacy companies, which offer computerized information and documentation systems to help ensure regulatory compliance, to provide a broader range of services and to offer economies of scale.

GROWTH STRATEGY

     PCA's growth strategy, based on its recognition of the growing needs of the long-term care market for higher quality care, better cost containment and increasingly specialized services, and the highly fragmented nature of the long-term care pharmacy industry, has been focused on exploiting PCA's internal growth potential, and on continuing its external growth through selective acquisitions.

     The principal elements of PCA's strategy to maximize its internal growth potential include cross-marketing its products and services to existing customers, increasing its service offerings to Beverly long-term care facilities, increasing penetration in existing PCA markets, introducing new products and services, enhancing PCA's operating leverage, using strategic alliances to better position PCA in a managed care environment and continuing to develop clinical and technological expertise. PCA also intends to expand its mail service drug card offering and use its medical supply expertise to provide a broader spectrum of services to chronically disabled patients in a variety of settings.

     In addition to emphasizing strong internal growth, PCA's growth strategy has been driven by the goal of building a national institutional pharmacy operation through the acquisition of quality local and regional institutional pharmacies and pharmacy service companies. The principal elements of PCA's acquisition strategy include: achieving market density in regions where PCA already has a presence; capitalizing on opportunities to obtain new customers or products and services; achieving further economies of scale; increasing purchasing power and efficiencies in operating and administrative functions; and expanding into new geographic markets.

PRODUCT SALES AND SERVICES

     PCA purchases, repackages and dispenses, in patient-ready packaging, pharmaceuticals to patients or residents in its client facilities and provides such facilities with related consultant pharmacist and information services, including formulary management, automated medical record-keeping, drug therapy evaluation and regulatory assistance. To complement its core pharmacy services, PCA provides an array of ancillary healthcare services, such as infusion therapy, medical records development, as well as medical supplies, enterals, nutritional supplements, therapy and durable medical equipment.

     Pharmacy Services. PCA's core pharmacy service includes the customized filling of prescription and non-prescription medications in accordance with physician orders and delivery of such prescriptions to long-

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term care, assisted living and other institutional facilities for administration to individual patients by the facilities' nursing staff. For the year ended December 31, 1996, approximately 60% PCA's revenues were derived from its core pharmacy services. PCA typically services nursing homes, subacute and transitional care units in nursing homes, long-term acute care hospitals, home care providers, psychiatric facilities, correctional facilities, assisted living facilities, and retirement homes within one-to-two hour commuting time from PCA pharmacy locations for product lines requiring on-site delivery. However, some healthcare products do not require immediate delivery and can be supplied from regional or centralized locations, enabling PCA to take advantage of less expensive manufacturer drop shipment capabilities. PCA maintains a 24 hour on-call pharmacist service 365 days a year from most sites for emergency dispensing and delivery or for consultation with the facilities' staff or the attending physician. PCA's national emergency preparedness plan ensures that appropriate equipment, supplies and manpower are available when necessary to each PCA pharmacy and therefore to its customers.

     PCA purchases pharmaceutical products in bulk quantities from wholesalers and manufacturers and dispenses both prescription and non-prescription drugs in patient-specific packages in accordance with physician orders, including, typically in 30 day, seven day or 24 hour quantities, unit dose, modified unit dose or blister card packaging. Upon receipt of a physician order, the information is entered into PCA's pharmacy computer system where information is screened for drug and food interactions, allergies and refill limitations. Upon entry, the prescription becomes part of the permanent patient record, and a label is printed for application to PCA's package. When required or specifically requested by the physician or patient, branded drugs are dispensed. Generic drugs are dispensed in accordance with applicable state and federal laws and as requested by the physician or patient. Only those generic drugs approved for equivalence by the Food and Drug Administration are dispensed in place of branded drugs. The package label contains specific patient information as well as physician name, medication, dosage information and cautionary messages.

     Prior to delivery to the client facility, the completed prescription with patient-specific label attached is reviewed by one of PCA's pharmacists and re-verified against the original order entry data. Following this final quality assurance check, the prescription is delivered to the client facility. PCA's pharmacists package drugs for delivery on a customized basis to meet each patient's needs for either single-day or multi-day dosage requirements. Patient care considerations, as well as the regulations governing long-term care facilities, require the delivery of urgently needed drugs often within an hour or two. Accordingly, PCA operates its own delivery service to meet emergency patient care needs and delivers needed products and services 24 hours a day, 365 days a year. To assist client facilities in distributing pharmacy products, PCA provides client facilities with an easy-to-use and accurate distribution system, including mobile medication carts, accessories and customized emergency drug kits.

     Integral to PCA's drug distribution system is its computerized medical records and documentation system. Upon request from the customer, PCA provides to the facility computerized medication administration records, physician's order sheets and treatment records for each patient. Data extracted from these computerized records are also formulated into monthly management reports on patient care and quality assurance. The computerized documentation system, in combination with the unit dose or modified unit dose drug delivery systems, results in greater efficiency in nursing time, improved control, reduced drug waste in the facility and lower error rates in both dispensing and administration.

     Consultant Pharmacist Services. Federal and state regulations mandate that long-term care facilities improve the quality of patient care by obtaining consultant pharmacist services to monitor and report on prescription drug therapy. The OBRA legislation implemented in 1990 seeks to further upgrade and standardize patient care by setting forth more stringent standards relating to planning, monitoring and reporting on the progress of prescription drug therapy as well as facility-wide drug usage. Noncompliance with these regulations may result in monetary sanctions as well as the potential loss of the facility's ability to participate in Medicare and Medicaid reimbursement programs.

     PCA provides consultant pharmacist services which help clients comply with federal and state regulations applicable to long-term care facilities. These services include: (i) providing comprehensive, monthly drug regimen reviews for each patient in the facility to assess the appropriateness and efficacy of drug therapies,

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including reviewing the patient's medical records, monitoring drug reactions to other drugs or food, monitoring lab results, and recommending alternate therapies or recommending the discontinuation of unnecessary drugs; (ii) participating on certain key committees of client facilities as well as periodic involvement in staff meetings; (iii) inspecting monthly the facility's medication carts and storage rooms; (iv) monitoring and monthly reporting on facility-wide drug usage and drug administration systems and practices; (v) developing and maintaining pharmaceutical policy and procedures manuals; (vi) assisting the long-term care facility in complying with state and federal regulations as they pertain to patient care; and (vii) providing training programs. For the year ended December 31, 1996, approximately 2% of PCA's revenues were derived from providing consultant pharmacist services.

     PCA's consultant pharmacists also work directly with clients' professional staffs to ensure safe, rational and cost-effective drug therapy, and compliance with federal and state long-term care facility regulations governing the ordering, storage and administration of medication. PCA's consultant pharmacists participate in formulary development and implementation and in therapeutic interchange programs, and assist other healthcare professionals in drug use evaluation and disease management. The consultant pharmacists also provide in-service training programs about new clinical therapies, infection control, care planning and cost containment measures. PCA has recently introduced a proprietary software program customized for pharmacy consulting practices, entitled PCA Consultware(TM), designed to help consultant pharmacists efficiently generate communications to nursing facility professionals, produce professional and informative quality assurance reports, monitor response to their recommendations such as therapeutic interchange requests and help document the clinical and economic value of their services.

     Additionally, PCA offers a specialized line of consulting services which help long-term care facilities enhance care and reduce and contain costs as well as comply with state and federal regulations. Under this service line, PCA provides: (i) data required for OBRA and other regulatory purposes, including reports on psychotropic drug usage (chemical restraints), antibiotic usage (infection control) and other drug usage; (ii) disease management programs designed to lead the nursing facility staff in making the best clinical and cost-effective drug therapy decisions that will result in improved medical outcomes and lower overall costs to the healthcare system; (iii) drug class or disease-specific drug usage evaluation programs designed to improve the use of a class of drugs, such as antidepressants, or improve the management of a disease, such as peptic ulcer disease, or the approach to a particular problem, such as drug-related falls in the nursing facility; (iv) on-site educational seminars for the long-term care facility's staff on topics such as drug information relating to clinical indications, adverse drug reactions, drug protocols and special geriatric considerations in drug therapy, and information and training on intravenous drug therapy and updates on OBRA and other regulatory compliance issues; and (v) mock regulatory reviews for facility professional staffs.

     PCA's consultant pharmacists employ formulary management techniques designed to assist physicians in making the best clinical choice of drug therapy for patients at the lowest possible cost. Using PCA's proprietary formulary program, introduced in 1995 and published annually in conjunction with the American Medical Directors Association and the University of Arizona School of Pharmacy, PCA pharmacists assist prescribing physicians in designating the use of particular drugs from among therapeutic alternatives (including generic substitutions) and in the use of more cost-effective delivery systems and dose forms. The PCA formulary takes into account such factors as pharmacology, safety and toxicity, efficacy, drug administration, quality of life and other considerations specific to the elderly population of long-term care facilities. PCA's formulary guidelines also provide relative pharmaceutical cost information to residents, their insurers or other payors. Adherence to the PCA formulary guidelines is intended to improve drug therapy results, lower costs for residents and strengthen PCA's purchasing power with drug manufacturers.

     Mail Order Services. PCA provides a broad array of pharmacy products and services, including prescription and non-prescription pharmaceuticals, medical supplies and medical equipment, primarily to workers' compensation claimants in all 50 states. These mail order services were developed as part of PCA's strategy to expand business with payors, such as workers' compensation insurers. PCA also provides mail order pharmacy services to others in a non-material amount; these others include catastrophically ill or injured patients requiring long-term pharmacy services. Workers' compensation laws require employers to provide medical disability benefits to employees who suffer job-related injuries and disabilities, without cost-sharing by

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the injured employee. These laws usually require the employer to compensate an injured worker for lost wages and to pay all the costs of remedial medical care and treatment, including prescription drugs, medical supplies and medical equipment. Employers provide these statutory benefits to their employees through self-insurance, participation in state-run funds or the purchase of insurance from commercial insurance companies.

     PCA's mail order pharmacy services include an on-line retail prescription drug card, home delivery of prescription drugs, medical supplies and medical equipment to long-term, high-cost, injured workers who are receiving workers' compensation benefits, and an array of computer software solutions to reduce a payor's administrative costs. PCA ships prescription drugs, medical supplies and medical equipment, including orthotic and prosthetic devices, from a central distribution and warehouse facility in Tampa, Florida to approximately 75,000 workers' compensation claimants located in all 50 states. For the year ended December 31, 1996, approximately 17% of PCA's revenues were derived from the mail service pharmacy.

     Workers who suffer long-term injuries typically incur substantial out-of-pocket expenses each month for prescription drugs, medical supplies and medical equipment. Employers, insurance companies and other payors of workers' compensation benefits seek ways to control the escalating volume and costs of these workers' compensation claims. Although most states prohibit employers from restricting a claimant's choice of healthcare provider, many states allow employers to direct employees to a specific primary healthcare provider at the onset of medical treatment, subject to the employee's right to change physicians after a specified period of time. These restrictions have traditionally impeded an employer's ability to use a health maintenance organization, preferred provider organization or similar managed care arrangement. Additionally, workers' compensation laws differ from state to state, making it difficult for payors and multi-state employers to adopt uniform policies to manage, control and administer medical and pharmacy benefits and their associated costs. Consequently, managing the cost of workers' compensation requires methods that must be tailored to each employer's applicable medical benefits and regulatory environment.

     PCA works directly with workers' compensation payors to provide their claims representatives with the appropriate training and on-site assistance to identify potential long-term, high-cost claimants. After identifying these claimants, PCA coordinates with the claims representative, the claimant's treating physician and (as appropriate) the claimant's attorney and rehabilitation nurse to determine the prescription drugs, medical supplies and medical equipment that are required for the care and treatment of the claimant's injury and the requisite schedule for supplying those items.

     PCA's retail prescription drug card service enables injured workers to obtain prescription drugs at no cost from a network of over 30,000 participating retail pharmacies throughout the country by presenting an identification card. The card provides access to PCA's on-line system for adjudication of prescription drugs. This service controls the injury compensability, type, cost, quality and frequency of prescription drugs dispensed to an injured worker. PCA negotiates volume discounts with participating pharmacies and passes the savings on to the payors who use this service. Through this service and the home delivery service, PCA provides the payor with comprehensive control over the prescription drug program for workers' compensation claimants. For those prescription drugs purchased outside PCA's network, PCA offers prescription auditing services to reduce prices to applicable statutory fee schedules and to prevent duplicate billing or over-utilization.

     Infusion Therapy Products and Services. PCA provides infusion therapy services to its clients' long-term care facilities. Infusion therapy consists of the intravenous delivery or administration by tube, catheter or IV, of medication or introduction of parenteral and enteral nutritional formulas, including nutrients and other fluids, to patients. For the year ended December 31, 1996, approximately 10% of PCA's revenues were derived from providing infusion therapy products and services. Beverly management believes that PCA was one of the first institutional pharmacies to furnish infusion therapy services to long-term care residents, and that PCA's pharmacies were among the first long-term care facility pharmacies to be accredited for home infusion therapy by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). See "-- Quality Assurance, Training and Education and Technological Innovations".

     Patients can receive infusion therapies at home or in a long-term or other subacute care facility at a cost which is substantially less than hospital-based care. The trend toward delivery of healthcare in the lowest cost

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setting and the increasing ability to treat certain illnesses outside of hospitals or other acute care settings represents an opportunity for long-term care facilities to attract infusion therapy patients.

     PCA prepares the product to be administered according to JCAHO standards, delivers the product to the patient setting and trains nursing facility personnel in administering infusion therapy. PCA does not itself administer such therapy. PCA offers a full range of premixed, ready-to-handle solutions, and related products, supplies and equipment, as well as a policy and procedure manual detailing appropriate intravenous practices and clinical pharmacist support. These infusion therapies include enteral nutrition therapy, parenteral nutrition therapy, antibiotic infusion therapy and chemotherapy, AIDS therapy, pain management and hydration therapy. PCA has established an infusion therapy distribution network which allows next-day delivery and eliminates the need for customer product storage.

     The preparation of the product requires a trained and experienced pharmacist working with the proper equipment in a sterile environment. The administration of the product requires a nursing staff trained in the proper infusion techniques and the care and use of infusion equipment (poles and pumps) and supplies. The proper administration of infusion therapy requires a highly trained nursing staff. Because the level of such training varies among nursing facilities, PCA has developed a multi-tiered education and training program, ranging from basic education and information to facility nurses already trained in managing IV therapy patients to a complete range of skilled nursing services made available to customers through contract infusion nurses who can provide hands-on clinical support including patient assessment, advanced IV line placement and dose administration.

     Wholesale Medical Supplies/Medicare Part-B Billing. PCA distributes disposable medical supplies, including urological, ostomy, nutritional support and wound care products and other disposables needed in the long-term care facility environment. In addition, PCA provides direct Medicare billing services for certain of these product lines for patients eligible under the Medicare Part B program (described below). As part of this service, PCA determines patient eligibility, obtains certifications, orders products and maintains inventory on behalf of the nursing facility. PCA also contracts to act as billing agent for certain long-term care facilities that supply these products directly to the patient. For the year ended December 31, 1996, approximately 10% of PCA's revenues were derived from providing wholesale medical supplies and Medicare Part-B billing.

     Other Services. In certain markets, PCA provides respiratory therapy products and durable medical equipment for its clients. PCA also offers its customers a variety of computer-assisted medical records options, including batch, pharmacy-based and in-house systems, in order to facilitate clear, concise and up-to-date record keeping as well as flexibility. For the year ended December 31, 1996, approximately 1% of PCA's revenues were derived from providing these other products and services to its clients. PCA continues to review the expansion of these, as well as other, products and services that may further enhance the ability of its long-term care facility clients to care for their residents in a cost-effective manner.

MARKETING

     PCA's business strategy includes marketing its pharmacy products and services primarily to long-term care facility owners, operators, administrators and directors of nursing, and managed care companies. PCA markets and sells these products and services both to Beverly-owned or operated facilities and to long-term care facilities owned or operated by others. Price, quality and range of services offered are the primary factors in selection of a pharmacy provider. Consequently, PCA seeks to provide a fully integrated package of high-quality, cost-competitive services emphasizing careful attention to detail, accurate handling and prompt delivery of pharmacy orders, sophisticated information management technology and management reporting, and customized tailoring of programs and services to each client's needs. After PCA has established a relationship with a client, PCA then attempts to develop the relationship further by expanding the range of services it provides to the client or the patient by cross-marketing its other products and services.

PURCHASING

     PCA purchases its pharmaceutical supplies from several wholesale distributors, primarily Bergen Brunswig Corporation ("Bergen Brunswig"). PCA typically evaluates its major purchasing contracts annually;

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such contracts generally have a one-year term, although certain components may extend for as long as three years. PCA has numerous sources of supply available to it and has not experienced any difficulty in obtaining pharmaceuticals or other products and supplies in the conduct of its business. In early 1997 PCA renegotiated its primary wholesale drug purchasing contract with Bergen Brunswig to reduce the cost of its drug and medical supply purchases.

CUSTOMERS

     PCA principally serves long-term care facilities and their residents, subacute and transitional care units, long-term acute care hospitals, home care providers, psychiatric facilities, correctional facilities, assisted living facilities, retirement homes and workers' compensation payors such as insurance companies and managed care organizations. As of June 30, 1997, PCA had contracts to serve approximately 2,500 long-term care facilities with approximately 190,000 beds.

     Pharmacy services and products are currently provided to Beverly long-term care facilities and their patients pursuant to certain contracts between PCA and Beverly. Beverly facilities accounted for approximately 17%, 16%, 16% and 31% of PCA's total net revenues for the six months ended June 30, 1997 and for the years ended December 31, 1996, 1995 and 1994, respectively. Patients in Beverly facilities accounted for approximately 17%, 15%, 20% and 32% of PCA's revenues for the six months ended June 30, 1997 and for the years ended December 31, 1996, 1995 and 1994, respectively. PCA has traditionally entered into contracts with Beverly long-term care facilities to provide pharmacy, pharmacy consulting and infusion therapy services and healthcare products on a facility-by-facility basis, with each facility largely determining for itself the extent and range of pharmacy products and services to be supplied by PCA. See "Relationship Between PCA and Beverly." Beverly and Capstone have agreed to negotiate a preferred provider agreement pursuant to which the Surviving Corporation will provide pharmacy products and related services to New Beverly facilities. See "Post-Closing Arrangements -- Preferred Provider Agreement." Any material loss of business from New Beverly would have a material adverse effect on the Surviving Corporation.

COMPETITION

     By its nature, the long-term care pharmacy business is highly regionalized and within a given geographic region of operations, highly competitive. In the geographic regions it serves, PCA competes with numerous local retail pharmacies, local and regional institutional pharmacies, chain retail pharmacies, and pharmacies owned by long-term care facilities (regional and national) other than Beverly. PCA competes in this market on the basis of price and cost-effectiveness as well as quality of service and the increasingly comprehensive and specialized nature of its services along with the pharmaceutical technology and professional support it offers. PCA believes that it maintains its competitive advantage over most of its competitors due to its ability to take advantage of high volume discount buying and thus compete on price, its integrated systems, and its technological advancements.

REIMBURSEMENT AND BILLING

     PCA's computerized billing system enables it to bill for products and services in a variety of ways. Pharmacy services and supplies are billed to the long-term care facility, directly to the patient or to a governmental agency or other third party payor using itemized statements which detail patient charges.

     PCA receives reimbursement from the Medicaid and Medicare programs, and from nursing homes, individual residents (private pay), and other payors such as third-party insurers. For the year ended December 31, 1996, PCA's payor mix was approximately as follows: Medicaid -- 31%; Medicare -- 6%; nursing homes -- 39%; private pay -- 4%; and insurers and others -- 20%.

     Private Pay. For those patients who are not covered by government-sponsored programs or private insurance, PCA generally directly bills the patient or the patient's responsible party on a monthly basis. Depending upon local market practices, PCA may alternatively bill private patients through the nursing facility. Pricing for private pay patients is based on prevailing regional market rates or "usual and customary" charges.

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     Medicaid.  For patients eligible for Medicaid, PCA directly bills the individual state Medicaid program. Medicaid programs are funded jointly by the federal government and individual states and are administered by the states. The reimbursement rates for pharmacy services under Medicaid are determined on a state-by-state basis subject to review by HCFA and applicable federal law. Federal regulations and the regulations of certain states establish "upper limits" for reimbursement for prescription drugs under Medicaid. In most states, pharmacy services are priced at the lower of "usual and customary" charges or cost (which generally is defined as a function of average wholesale price and may include a profit percentage) plus a dispensing fee. In addition, most states establish a fixed dispensing fee which is adjusted to reflect associated costs on an annual or less frequent basis. From January 1, 1991 through December 31, 1994, certain federal legislation prohibited states and HCFA from reducing either the product cost component or the dispensing fee component of Medicaid pharmacy reimbursement for drugs dispensed to Medicaid beneficiaries other than under certain managed care arrangements. Although this legislation has expired, certain states have begun to revise such regulations which, in the future, could have a material adverse effect on PCA. To date, however, such revised state regulations have not had such an effect on PCA.

     State Medicaid programs generally have long-established programs for reimbursement which have been revised and refined over time and have not had a material adverse effect on the pricing policies or receivables collection for nursing home pharmacy services. Any future changes in such reimbursement programs or in regulations relating thereto, such as reductions in the allowable reimbursement levels or the timing of processing of payments, could adversely affect PCA's business.

     Medicare Part A. Medicare Part A requires nursing facilities to submit all of their costs for patient care, including pharmaceutical costs, in a unified bill. Thus, fees for pharmaceuticals provided to Medicare Part A patients are paid to PCA by the nursing facility on a monthly basis. Pricing is consistent with that of private pay patients or is set between private pay rates and Medicaid minimums. Medicare Part A has a cost-sharing arrangement under which beneficiaries must pay a portion of their costs. These non-covered co-payments are billed by the facility directly to patients, private insurance companies or the state Medicaid plan, as the case may be.

     Medicare Part B. Medicare Part B provides benefits covering, among other things, outpatient treatment, physicians' services, durable medical equipment ("DME"), orthotics, prosthetic devices and medical supplies. Products and services covered for Part B eligible residents in the nursing home include, but are not limited to, enteral feeding products, ostomy supplies, urological products, orthotics, prosthetics, surgical dressings, tracheotomy care supplies and a limited number of other medical supplies. All claims for DME, prosthetics, orthotics, prosthetic devices, including enteral therapy, and medical supplies ("DMEPOS") are submitted to and paid by four regional carriers known as Durable Medical Equipment Regional Carriers ("DMERCs"). The DMERCs establish coverage guidelines, allowable utilization frequencies, and billing procedures for DMEPOS. Payment is based on a fee schedule, which varies depending on the state in which the patient receiving the services resides. Payments for Medicare Part B products to eligible suppliers, which include nursing facilities and suppliers such as PCA, are made on a per-item basis directly to the supplier. Suppliers eligible to receive Medicare Part B reimbursement must meet certain conditions set by the federal government in order to be eligible to receive Medicare Part B payments. PCA, as an eligible supplier, will either directly bill Medicare for Part B covered products for each patient, or, alternatively, assist the long-term care facility in meeting Part B eligibility requirements and prepare bills on behalf of the facility. Medicare Part B also has an annual deductible as well as a co-payment obligation on behalf of the patient and the portion not covered by Medicare is billed directly to the patient or appropriate secondary payor.

     Third Party Insurance. Third-party insurance includes funding for patients covered by private plans veterans' benefits, workers' compensation and other programs. The patient's individual insurance plan is billed monthly, and rates are consistent with those for other private pay patients.

     Long-term Care Facilities. In addition to occasional private patient billings and those related to drugs for Medicare eligible patients, long-term care facilities are billed directly for consulting services, certain over-the-counter medications and bulk house supplies.

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     For information concerning the impact of national healthcare reform on reimbursement and billing, see "-- Governmental Regulation."

QUALITY ASSURANCE, TRAINING AND EDUCATION AND TECHNOLOGICAL INNOVATIONS

     Integral to maintaining its position as a leading institutional pharmacy provider is PCA's commitment to the continuous improvement of its services by maintaining its high professional and technological standards.

     Quality Assurance. In 1990, PCA's pharmacies first received accreditation from the JCAHO. JCAHO is a professional, nonprofit organization dedicated to improving the quality of care provided in both healthcare facilities and in the home. As of June 30, 1997, 39 of PCA's pharmacies had received JCAHO Long-Term Care Pharmacy accreditation, and 13 pharmacies had applications pending to receive such accreditation. JCAHO accreditation, while not a mandated requirement for operating a long-term care pharmacy, is becoming increasingly important to participation in many managed care and Medicaid programs. Without JCAHO accreditation, long-term care pharmacies may find it difficult to remain competitive in the future. PCA's pharmacies were among the first long-term care pharmacies to be accredited by JCAHO. To attain and retain accreditation, PCA pharmacies must be in constant compliance with JCAHO's stringent requirements. In addition, PCA also conducts various seminars and professional enrichment programs for its pharmacy managers, pharmacists and other members of PCA's professional staff, including employees who are members of PCA's continuous quality improvement teams mandated by JCAHO. PCA publishes a quarterly program booklet detailing the scheduling of the programs, as well as a description of the programs offered, which may include such programs as Patient/Client Pharmacy Plan of Care, Business Ethics, Consultant Assistants: Training for Technicians, Controlled Substances, Developing Collaborative Relationships, and Managing within the Law. PCA utilizes its video-teleconferencing network to conduct its professional enrichment programs in the 33 states in which it operates. PCA also periodically conducts surveys of customers through outside survey consultants, as well as directly soliciting customer evaluations regarding product and service quality.

     Training and Education. PCA believes that fundamental to the consultant pharmacist services that it provides is the quality of the pharmacists employed by PCA. PCA presents periodic information and training seminars for its consultant pharmacists and other pharmacy employees. PCA's 187 pharmacist consultants regularly participate in product education programs using PCA's video-teleconferencing network. PCA's professional staff routinely participate in a professional enrichment program, also using this network.

     Technological Innovations. PCA believes that a more organized, sophisticated and demanding market place makes competitive performance at the pharmacy level even more critical. Accordingly, PCA has committed to improving pharmacy performance through technological innovation and training, and by improving the quality of its management information systems. The video-teleconferencing network, installed in each of PCA's pharmacies, facilitates company-wide training and enhanced communication, and lowers travel-related costs. In its consultant pharmacist services, PCA has also implemented a proprietary drug regimen review information management system, entitled PCA Consultware(TM). This program assists the consultant pharmacist in producing high quality, concise and updated drug therapy recommendations to physicians and nurses, enables the consultant to track providers' responses to recommendations, generates quality assurance reports for the customer on drug usage sorted by facility, physician or certain drug classes and generates internal reports for PCA management on the consultant's professional performance. This program is linked to and usable with other software tools available in the field to each consultant pharmacist, such as disease management protocols, pharmacokinetic dosing formulas, data collection forms for drug usage evaluation projects and reports to facilities and payors on reductions in drug costs secondary to certain drug therapy recommendations.

GOVERNMENT REGULATION

     Long-term care pharmacies, as well as the long-term care facilities they serve, are subject to extensive federal, state and local laws and regulations. These laws and regulations cover required qualifications, day-to-

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day operations, reimbursement and the documentation of activities. PCA continuously monitors the effects of regulatory activity on its operations.

     Licensure, Certification and Regulation. States generally require that companies operating a pharmacy within that state be licensed by the state board of pharmacy. PCA currently has pharmacy licenses in each state in which it operates a pharmacy. PCA's mail service pharmacy is licensed to dispense medications and supplies in all 50 states. In addition, PCA's pharmacies are registered with the appropriate state and federal authorities pursuant to statutes governing the regulation of controlled substances.

     Long-term care facilities are also separately required to be licensed in the states in which they operate and, if serving Medicare or Medicaid patients, must be certified to be in compliance with applicable program participation requirements. Long-term care facilities are also subject to the long-term care facility reforms of OBRA, which impose strict compliance standards relating to the quality of care for long-term care operations, including vastly increased documentation and reporting requirements. In addition, pharmacists, nurses and other health professionals who provide services on PCA's behalf are, in most cases, required to obtain and maintain professional licenses and are subject to state regulation regarding professional standards of conduct.

     Federal and State Laws Affecting the Repackaging, Labeling and Interstate Shipping of Pharmaceuticals. Federal and state laws impose certain repackaging, labeling and package insert requirements on pharmacies that repackage pharmaceuticals for distribution beyond the regular practice of dispensing or selling drugs directly to patients at retail. A pharmaceutical repackager must register with the FDA. Beverly management believes that PCA holds all required registrations and licenses and that PCA's repackaging operations are in compliance with applicable state and federal requirements.

     Medicare and Medicaid. The long-term care facility pharmacy business operates under regulatory and cost containment pressures from state and federal legislation primarily affecting Medicaid and, to a lesser extent, Medicare.

     The Medicare program establishes certain requirements for participation of providers and suppliers in the Medicare program. Pharmacies are not subject to such certification requirements. Skilled long-term care facilities and suppliers of DMEPOS, however, are subject to specified standards. Failure to comply with these requirements and standards may adversely affect an entity's ability to participate in the Medicare program and receive reimbursement for services provided to Medicare beneficiaries. See "-- Reimbursement and Billing."

     Federal law and regulations contain a variety of requirements relating to the furnishing of prescription pharmaceuticals under Medicaid. First, states are given broad authority, subject to certain standards, to limit or to specify conditions as to the coverage of particular drugs. Second, federal Medicaid law establishes standards affecting pharmacy practice. These standards include general requirements relating to patient counseling and drug utilization review and more specific requirements for long-term care facilities relating to drug regimen reviews for Medicaid patients in such facilities. Recent regulations clarify that, under federal law, a pharmacy is not required to meet the general standards for pharmaceuticals dispensed to long-term care facility residents if the long-term care facility complies with the drug regimen review requirements. However, the regulations indicate that states may nevertheless require pharmacies to comply with the general standards, regardless of whether the long-term care facility satisfies the drug regimen review requirements, and the states in which PCA operates currently require its pharmacies to comply therewith. Third, federal regulations impose certain requirements relating to reimbursement for prescription pharmaceuticals furnished to Medicaid residents. See "-- Reimbursement and Billing -- Medicaid."

     In addition to requirements imposed by federal law, states have substantial discretion to determine administrative, coverage, eligibility and payment policies under their state Medicaid programs which may affect PCA's operations. For example, some states have enacted "freedom of choice" requirements which prohibit a long-term care facility from requiring its residents to purchase pharmacy or other ancillary medical services or supplies from particular providers that deal with the long-term care facility. The states in which PCA currently operates which have enacted "freedom of choice" legislation include:
Alabama, Arkansas, Connecticut, Georgia, Kentucky, Mississippi, North Carolina, Rhode Island, South Dakota, Texas, Washington and Wisconsin. PCA has not experienced, and does not anticipate, a material adverse effect to its business, financial results or prospects in states that have enacted such legislation; however such limitations may increase the competition which PCA faces in providing services to long-term care facility patients.

     Referral Restrictions. PCA is subject to federal and state laws which govern financial and other arrangements between healthcare providers. These laws include the federal anti-kickback statute, which was originally enacted in 1977 and amended in 1987, and which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid. Many states have enacted similar statutes which are not necessarily limited to items and services for which payment is made by Medicare or Medicaid. Violations of these laws may result in fines, imprisonment and exclusion from the Medicare and Medicaid programs or other state-funded programs. Federal and state court decisions interpreting these statutes are limited, but have generally construed the statutes to apply if "one purpose" of remuneration is to induce referrals or other conduct within the statute.

     Federal regulations establish "Safe Harbors," which grant immunity from criminal or civil penalties to parties in good faith compliance. While the failure to satisfy all the criteria for a specific Safe Harbor does not necessarily mean that an arrangement violates the statute, the arrangement is subject to review by the Office of Inspector General ("OIG") of the Department of Health and Human Services, which is charged with administering the federal anti-kickback statute. There are no procedures for obtaining binding interpretations or advisory opinions from the OIG on the application of the federal anti-kickback statute to an arrangement or its qualification for a Safe Harbor upon which PCA can rely.

     The OIG has issued "Fraud Alerts" identifying certain questionable arrangements and practices which it believes may have implications under the federal anti-kickback statute. The OIG has issued a Fraud Alert providing its views on certain joint venture and contractual arrangements between healthcare providers. The OIG has recently issued a Fraud Alert concerning prescription pharmaceutical marketing practices that could potentially violate the federal anti-kickback statute. Pharmaceutical marketing activities may implicate the federal anti-kickback statute because drugs are often reimbursed under the Medicaid program. According to the Fraud Alert, examples of practices that may implicate the statute include certain arrangements under which remuneration is made to pharmacists to recommend the use of a particular pharmaceutical product.

     In addition, a number of states have recently undertaken enforcement actions against pharmaceutical manufacturers involving pharmaceutical marketing programs, including programs containing incentives to pharmacists to dispense one particular product rather than another. These enforcement actions arise under state consumer protection laws which generally prohibit false advertising, deceptive trade practices and the like. Further, a number of the states involved in these enforcement actions have requested that the Food and Drug Administration ("FDA") exercise greater regulatory oversight in the area of pharmaceutical promotional activities by pharmacists. It is not possible to determine whether the FDA will act in this regard or what effect, if any, FDA involvement would have on PCA's operations.

     PCA believes its contract arrangements with other healthcare providers, its pharmaceutical suppliers and its pharmacy practices are in compliance with these laws. There can be no assurance that such laws will not, however, be interpreted in the future in a manner inconsistent with PCA's interpretation and application.

PROPERTIES

     PCA's principal executive offices are presently located in approximately 15,000 square feet of leased office space in Tampa, Florida, at an annual rent of approximately $149,000 adjusted bi-annually as provided for in the lease until lease expiration in 2003. Its Longmont, Colorado office, where billing and collection activities are conducted, consists of approximately 24,800 square feet of leased office space, at an annual rent of approximately $204,000 adjusted annually based on consumer price index changes until lease expiration in 1999.

     With respect to pharmacies, PCA typically leases space in industrial parks with easy access to a given community's network of freeways and roads to facilitate pharmacy delivery schedules. As of June 30, 1997, PCA operated 74 licensed pharmacies in 28 states, as listed below, with each noted city having one pharmacy except where indicated otherwise:

Birmingham, AL               Smyrna,GA                    Columbus, OH
Daphne, AL                   Hilo, HI                     Twinsburg, OH
North Little Rock, AR        Honolulu, HI(3)              Oklahoma City, OK
Tucson, AZ                   Kahului, HI                  Tulsa, OK
Fresno, CA                   Kailua, HI                   Colmar, PA
Irvine, CA                   Kaneohe,HI                   Harrisburg, PA
Los Angeles, CA              Kihei, HI                    Warwick, RI
Rancho Mirage, CA            Waianae, HI                  Rapid City, SD(2)
Stockton, CA                 Wailuku, HI                  Sioux Falls, SD
Union City, CA               Indianapolis, IN(2)          Memphis, TN(2)
Van Nuys, CA                 Lenexa, KS                   Austin, TX
Broomfield, CO               Wichita, KS                  Beaumont, TX
Berlin, CT                   Louisville, KY               Grand Prairie, TX
Boynton Beach, FL            Brockton, MA                 Houston, TX(2)
Jacksonville, FL             West Springfield, MA         Irving, TX
Longwood, FL                 Beltsville, MD               San Antonio, TX
Miami Lakes, FL              Fridley, MN                  Tyler, TX
Naples, FL                   St. Louis, MO                Waco, TX
Tallahassee, FL              Jackson, MS                  Kent, WA
Tampa, FL(2)                 Greensboro, NC(2)            Tri-Cities, WA
Augusta, GA                  Lincoln, NE                  Glendale, WI
Macon, GA                    Omaha, NE                    Madison, WI

EMPLOYEES

     As of June 30, 1997, PCA employed approximately 4,000 employees on a full-time basis, including approximately 700 licensed pharmacists and 800 pharmacy technicians. Management believes that PCA's employees are highly motivated and committed to PCA's key values, and that its relations with its employees are excellent. None of PCA's employees are covered by a collective bargaining agreement.

LEGAL PROCEEDINGS

     There are various lawsuits and regulatory actions pending against PCA arising in the normal course of business, some of which seek punitive damages. PCA does not believe that the ultimate resolution of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

                         INFORMATION CONCERNING BEVERLY

            BEVERLY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table of selected financial data should be read in conjunction with Beverly's consolidated financial statements and related notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

                                          AT OR FOR
                                    THE SIX MONTHS ENDED                                   AT OR FOR
                                          JUNE 30,                               THE YEARS ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     1997          1996          1996          1995          1994          1993          1992
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net operating revenues..........  $ 1,634,219   $ 1,609,380   $ 3,267,189   $ 3,228,553   $ 2,969,239   $ 2,884,451   $ 2,607,756
Interest income.................        6,726         6,935        13,839        14,228        14,578        15,269        14,502
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total revenues..........    1,640,945     1,616,315     3,281,028     3,242,781     2,983,817     2,899,720     2,622,258
Costs and expenses:
  Operating and administrative:
    Wages and related...........      897,856       894,522     1,819,500     1,736,151     1,600,580     1,593,410     1,486,191
    Other.......................      577,874       573,490     1,139,442     1,224,681     1,114,916     1,069,536       921,750
  Interest......................       44,687        46,128        91,111        84,245        64,792        66,196        70,943
  Depreciation and
    amortization................       54,806        51,023       105,468       103,581        88,734        82,938        80,226
  Impairment of long-lived
    assets:
    Adoption of SFAS No. 121....           --            --            --        68,130            --            --            --
    Development and other
      costs.....................           --            --            --        32,147            --            --            --
  Restructuring costs...........           --            --            --            --            --            --        57,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total costs and
          expenses..............    1,575,223     1,565,163     3,155,521     3,248,935     2,869,022     2,812,080     2,616,110
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before provision
  for income taxes,
  extraordinary charge and
  cumulative effect of change in
  accounting for income taxes...       65,722        51,152       125,507        (6,154)      114,795        87,640         6,148
Provision for income taxes......       26,289        20,461        73,481         1,969        37,882        29,684         4,203
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
  extraordinary charge and
  cumulative effect of change in
  accounting for income taxes...       39,433        30,691        52,026        (8,123)       76,913        57,956         1,945
Extraordinary charge, net of
  income taxes of $1,099 in
  1996, $1,188 in 1994, $1,155
  in 1993 and $5,415 in 1992....           --            --        (1,726)           --        (2,412)       (2,345)       (8,835)
Cumulative effect of change in
  accounting for income taxes...           --            --            --            --            --            --        (5,454)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $    39,433   $    30,691   $    50,300   $    (8,123)  $    74,501   $    55,611   $   (12,344)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net income (loss) applicable to
  common shares.................  $    39,433   $    30,691   $    50,300   $   (14,998)  $    66,251   $    31,173   $   (13,344)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Income (loss) per share of
  common stock:
  Before redemption premium on
    preferred stock,
    extraordinary charge and
    cumulative effect of change
    in accounting for income
    taxes.......................  $       .40   $       .31   $       .52   $      (.16)  $       .79   $       .66   $       .01
  Redemption premium on
    preferred stock.............           --            --            --            --            --          (.25)           --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Before extraordinary charge
    and cumulative effect of
    change in accounting for
    income taxes................          .40           .31           .52          (.16)          .79           .41           .01
  Extraordinary charge..........           --            --          (.02)           --          (.03)         (.03)         (.11)
  Cumulative effect of change in
    accounting for income
    taxes.......................           --            --            --            --            --            --          (.07)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income (loss).............  $       .40   $       .31   $       .50   $      (.16)  $       .76   $       .38   $      (.17)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Shares used to compute per share
  amounts.......................   99,230,000   100,028,000    99,646,000    92,233,000    87,087,000    81,207,000    77,685,000

CONSOLIDATED BALANCE SHEET DATA:
Total assets....................  $ 2,490,966   $ 2,524,904   $ 2,525,082   $ 2,506,461   $ 2,322,578   $ 2,000,804   $ 1,859,361
Current portion of long-term
  obligations...................       35,669        37,710        38,826        84,639        60,199        43,125        30,466
Long-term obligations, excluding
  current portion...............    1,018,551     1,076,462     1,106,256     1,066,909       918,018       706,917       712,896
Stockholders' equity............      890,717       843,217       861,095       820,333       827,244       742,862       593,505

OTHER DATA:
Patient days....................   11,173,000    11,902,000    23,670,000    25,297,000    26,766,000    29,041,000    29,341,000
Average occupancy percentage
  (based on licensed beds)......         86.5%         87.3%         87.4%         88.1%         88.5%         88.5%         88.4%
Number of nursing home beds.....       64,206        72,022        71,204        75,669        78,058        85,001        89,298

                BEVERLY MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Healthcare system reform and concerns over rising Medicare and Medicaid costs continue to be high priorities for both federal and state governments. Although no comprehensive healthcare, Medicare or Medicaid reform legislation has yet been implemented, pressures to contain costs and the active discussions between the Clinton Administration, Congress and various other groups have impacted the healthcare delivery system. Many states are experimenting with alternatives to traditional Medicaid delivery systems through federal waiver programs, and efforts to provide these services more efficiently will continue to be a priority. In August 1996, Congress passed the Health Insurance Portability and Accountability Act of 1996 which, among other things, provides favorable changes in the tax treatment of long-term care insurance and allows inclusion of long-term care insurance in medical savings accounts. Although Beverly believes this legislation will have a favorable impact on the long-term care industry, the full effect is not readily determinable. There can be no assurances made as to the ultimate impact of this, or future healthcare reform legislation, on Beverly's financial position, results of operations or cash flows. However, future federal budget legislation and regulatory changes may negatively impact Beverly.

     During the first quarter of 1997, proposed rules were issued by the Health Care Financing Administration of the Department of Health and Human Services which, if implemented in their proposed form, would establish guidelines for maximum reimbursement to skilled nursing facilities for contracted speech and occupational therapy services, based on equivalent salary amounts for on-staff therapists. In addition, these proposed rules would revise the salary equivalency rules already in effect for physical therapy services. The full effect of the new rules is not readily determinable as the details of the proposal have not yet been finalized; however, Beverly does not expect this to have a material adverse effect on its consolidated results of operations or cash flows.

     The federal government recently increased the minimum wage in two phases, beginning October 1, 1996 and September 1, 1997, respectively. This new legislation did not result in a material increase in Beverly's wage rates in 1996, and Beverly does not anticipate a material impact on its wage rates in 1997, because a substantial portion of Beverly's associates earn in excess of the new minimum wage levels; however, Beverly believes there may continue to be competitive pressures to increase the wage levels of associates earning above the new minimum wage. The effect of the new minimum wage on Beverly's future operations is not expected to be material as Beverly believes that a significant portion of such increase will be reimbursed through Medicare and Medicaid rate increases.

     Beverly's future operating performance will continue to be affected by the issues facing the long-term healthcare industry as a whole, including the maintenance of occupancy, its ability to continue to expand higher margin businesses, the availability of nursing, therapy and other personnel, the adequacy of funding of governmental reimbursement programs, the demand for nursing home care and the nature of any healthcare reform measures that may be taken by the federal government, as discussed above, as well as by any state governments. Beverly's ability to control costs, including its wages and related expenses which continue to rise and represent the largest component of Beverly's operating and administrative expenses, will also significantly impact its future operating results.

     As a general matter, increases in Beverly's operating costs result in higher patient rates under Medicaid programs in subsequent periods. However, Beverly's results of operations will continue to be affected by the time lag in most states between increases in reimbursable costs and the receipt of related reimbursement rate increases. Medicaid rate increases, adjusted for inflation, are generally based upon changes in costs for a full calendar year period. The time lag before such costs are reflected in permitted rates varies from state to state, with a substantial portion of the increases taking effect up to 18 months after the related cost increases.

OPERATING RESULTS

     Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

     Net income was $39,433,000 for the six months ended June 30, 1997, as compared to $30,691,000 for the same period in 1996. Income before provision for income taxes was $65,722,000 for the six months ended June 30, 1997, as compared to $51,152,000 for the same period in 1996. Beverly's estimated annual effective tax rates of 40% for 1997 and 1996 were different than the federal statutory rate primarily due to the impact of state income taxes and amortization of nondeductible goodwill.

     Net operating revenues and operating and administrative costs increased approximately $24,800,000 and $7,700,000, respectively, for the six months ended June 30, 1997, as compared to the same period in 1996. These increases consist of the following: increases in net operating revenues and operating and administrative costs of approximately $72,800,000 and $51,900,000, respectively, for facilities which Beverly operated during each of the six-month periods ended June 30, 1997 and 1996 ("same facility operations"); increases in net operating revenues and operating and administrative costs of approximately $42,200,000 and $37,300,000, respectively, related to the acquisitions of eight nursing facilities in 1996, as well as certain pharmacy, hospice and outpatient therapy businesses acquired in 1996 and 1997; partially offset by decreases in net operating revenues and operating and administrative costs of approximately $90,200,000 and $81,500,000, respectively, due to the disposition of, or lease terminations on, 59 nursing facilities in 1997 and 83 nursing facilities and Beverly's MedView Services unit ("MedView") in 1996.

     The increase in net operating revenues for same facility operations for the six months ended June 30, 1997, as compared to the same period in 1996, was due to the following: approximately $56,800,000 due primarily to increases in room and board rates; approximately $23,400,000 due to increases in pharmacy-related revenues and approximately $4,500,000 due primarily to increases in ancillary revenues. These increases in net operating revenues were partially offset by approximately $6,600,000 due to a decrease in same facility occupancy (based on operational beds) to 89.4% for the six months ended June 30, 1997, as compared to 90.0% for the same period in 1996; and approximately $5,300,000 due to one less calendar day for the six months ended June 30, 1997, as compared to the same period in 1996.

     The increase in operating and administrative costs for same facility operations for the six months ended June 30, 1997, as compared to the same period in 1996, was due to the following: approximately $31,900,000 due to increased wages and related expenses (excluding pharmacy) principally due to higher wages and greater benefits required to attract and retain qualified personnel, the hiring of therapists on staff as opposed to contracting for their services and increased staffing levels in Beverly's nursing facilities to cover increased patient acuity; approximately $17,000,000 due to increases in pharmacy-related costs; approximately $3,200,000 due to increases in nursing supplies and other variable costs; and approximately $15,500,000 due to various other items. These increases in operating and administrative costs were partially offset by approximately $15,700,000 due to a decrease in contracted therapy expenses as a result of hiring therapists on staff as opposed to contracting for their services.

     Interest expense decreased approximately $1,400,000 as compared to the same period in 1996 primarily due to repayments of the term loan and revolver borrowings under Beverly's 1994 Credit Agreement, the term loan under Beverly's 1992 Credit Facility and the Nippon Term Loan during late 1996 with the proceeds from a new credit facility. The increase in depreciation and amortization expense of approximately $3,800,000 as compared to the same period in 1996, was affected by the following: approximately $6,300,000 increase primarily due to capital additions and improvements, as well as, acquisitions; partially offset by a decrease of approximately $2,500,000 related to the disposition of, or lease terminations on, certain nursing facilities and MedView.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," which is required to be adopted in financial statements for periods ending after December 15, 1997. At that time, Beverly will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements, primary earnings per share will be renamed basic earnings per share and will exclude the dilutive effect of stock options. The impact is not expected to result in a change in Beverly's primary earnings per share or fully diluted earnings per share (which will be renamed dilutive earnings per share) for the six-month periods ended June 30, 1997 and 1996.

     1996 Compared to 1995

     Net income was $50,300,000 for the year ended December 31, 1996, as compared to a net loss of $8,123,000 for the same period in 1995. Net income for 1996 included a $1,726,000 extraordinary charge, net of income taxes, related to the write-off of unamortized deferred financing costs related to certain refinanced debt. Net loss for 1995 included a pre-tax charge of $100,277,000 for impaired long-lived assets related primarily to the adoption of SFAS No. 121 (as defined below) and the write-off of software and business development costs, as well as a charge of $4,000,000 related to an overhead and staff reduction program implemented during the fourth quarter of 1995.

     Beverly had an annual effective tax rate of 59% for the year ended December 31, 1996, compared to a negative annual effective tax rate of 32% for the same period in 1995. The annual effective tax rate in 1996 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill associated with the sale of Beverly's MedView Services unit ("MedView"). In addition, the annual effective tax rate in 1995 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill included in the adjustments resulting from the adoption of SFAS No.121. At December 31, 1996, Beverly had general business tax credit carryforwards of $12,236,000 for income tax purposes which expire in years 2005 through 2011. For financial reporting purposes, the general business tax credit carryforwards have been utilized to offset existing net taxable temporary differences reversing during the carryforward periods.

     Net operating revenues increased approximately $38,600,000 for the year ended December 31, 1996, as compared to the same period in 1995. This increase consists of the following: increases of approximately $62,300,000 for facilities which Beverly operated during each of the years ended December 31, 1996 and 1995 ("same facility operations"); increases of approximately $91,700,000 related to the acquisition of PMSI in mid-1995, acquisitions of eight nursing facilities, and certain pharmacy, hospice and outpatient therapy businesses during 1996 and the expanded operations of American Transitional Hospitals, Inc. ("ATH"); partially offset by decreases of approximately $115,400,000 due to the disposition of, or lease terminations on, 83 nursing facilities and MedView in 1996 and 29 nursing facilities in 1995. Operating and administrative costs decreased approximately $1,900,000 for the year ended December 31, 1996, as compared to the same period in 1995. This decrease consists of the following: decreases of approximately $114,200,000 due to the disposition of, or lease terminations on, 83 nursing facilities and MedView in 1996 and 29 nursing facilities in 1995; offset by increases of approximately $39,000,000 for same facility operations and increases of approximately $73,300,000 related to the acquisition of PMSI in mid-1995, acquisitions of eight nursing facilities, and certain pharmacy, hospice and outpatient therapy businesses during 1996 and the expanded operations of ATH.

     The increase in net operating revenues for same facility operations for the year ended December 31, 1996, as compared to the same period in 1995, was due to the following: approximately $110,500,000 due primarily to increases in room and board rates; and approximately $5,600,000 due to one additional calendar day for the year ended December 31, 1996, as compared to the same period in 1995. These increases in net operating revenues were partially offset by approximately $28,500,000 due to a decrease in same facility occupancy to 87.7% for the year ended December 31, 1996, as compared to 88.9% for the same period in 1995; approximately $19,700,000 due to decreases in ancillary revenues primarily due to Beverly's continuing efforts to bring therapists on staff as opposed to contracting for their services; and approximately $5,600,000 due to various other items.

     The increase in operating and administrative costs for same facility operations for the year ended December 31, 1996, as compared to the same period in 1995, was due to the following: approximately $109,000,000 due to increased wages and related expenses (excluding pharmacy) principally due to higher wages and greater benefits required to attract and retain qualified personnel, the hiring of therapists on staff as opposed to contracting for their services and increased staffing levels in Beverly's nursing facilities to cover increased patient acuity; approximately $8,300,000 due to increases in nursing supplies and other variable costs; and approximately $19,100,000 due to various other items. These increases in operating and administra-tive costs were partially offset by approximately $93,400,000 due to a decrease in contracted therapy expenses as a result of hiring therapists on staff as opposed to contracting for their services; and approximately $4,000,000 due to an overhead and staff reduction program implemented during the fourth quarter of 1995.

     Interest expense increased approximately $6,900,000 as compared to the same period in 1995 primarily due to the exchange of Preferred Stock into 5 1/2% Convertible Subordinated Debentures in November 1995, the issuance and assumption of approximately $40,000,000 of long-term obligations in conjunction with certain acquisitions and the issuance of $25,000,000 of taxable revenue bonds during 1995, partially offset by a reduction of approximately $52,800,000 of long-term obligations in conjunction with the disposition of certain facilities. Although depreciation and amortization expense increased only $1,900,000 as compared to the same period in 1995, it was affected by the following: approximately $5,800,000 increase primarily due to capital additions and improvements and, to a lesser extent, acquisitions; partially offset by a decrease of approximately $3,900,000 related to the disposition of, or lease terminations on, certain nursing facilities.

     1995 Compared to 1994

     Net loss was $8,123,000 for the year ended December 31, 1995, as compared to net income of $74,501,000 for the same period in 1994. Net loss for 1995 included a pre-tax charge of $100,277,000 for impaired long-lived assets related primarily to the adoption of SFAS No. 121 (as defined below) and the write-off of software and business development costs, as well as a charge of $4,000,000 related to an overhead and staff reduction program implemented during the fourth quarter of 1995. Net income for 1994 included a $2,412,000 extraordinary charge, net of income taxes, related to the write-off of unamortized deferred financing costs related to certain refinanced debt.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS No. 121") which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

     In the fourth quarter of 1995, Beverly recorded an impairment loss of approximately $68,130,000 upon adoption of SFAS No. 121. Such loss primarily related to certain nursing facilities, transitional hospitals, institutional pharmacies and assisted living centers with current period operating losses. Such current period operating losses, combined with a history of operating losses and anticipated future operating losses, led management to believe that impairment existed at such facilities. In addition, there were certain nursing facilities for which management expected an adverse impact on future earnings and cash flows as a result of recent changes in state Medicaid reimbursement programs. Accordingly, management estimated the undiscounted future cash flows to be generated by each facility. If the undiscounted future cash flow estimates were less than the carrying value of the corresponding facility, management estimated the fair value of such facility and wrote the carrying value down to their estimate of fair value. Management calculated the fair value of the impaired facilities by using the present value of estimated future cash flows, or its best estimate of what such facility, or similar facilities in that state, would sell for in the open market. Management believes it has the knowledge to make such estimates of open market sales prices based on the volume of facilities Beverly has purchased and sold in previous years.

     In addition to the SFAS No. 121 charge, Beverly recorded a fourth quarter impairment loss for other long-lived assets of approximately $32,147,000 primarily related to the write-off of software and business development costs. During the fourth quarter of 1995, Beverly hired a new Senior Vice President of Information Technology, who redirected Beverly's systems development initiatives, causing a write-down, or a write-off, of certain software and software development projects. In addition, Beverly wrote off certain business development and other costs where Beverly believed the carrying amount was unrecoverable.

     Beverly had a negative annual effective tax rate of 32% for the year ended December 31, 1995, compared to an annual effective tax rate of 33% for the same period in 1994. The annual effective tax rate in 1995 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill included in the adjustments resulting from the adoption of SFAS No. 121. In addition, the 1994 annual effective tax rate was lower than the federal statutory rate primarily due to the utilization of certain tax credit carryforwards,

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

partially offset by the impact of state income taxes. At December 31, 1995, Beverly had general business tax credit carryforwards of $20,784,000 for income tax purposes which expire in years 2005 through 2009. For financial reporting purposes, the general business tax credit carryforwards have been utilized to offset existing net taxable temporary differences reversing during the carryforward periods. Due to taxable losses in prior years, future taxable income was not assumed and a valuation allowance of $198,000 for the year ended December 31, 1994 was recognized to offset the deferred tax assets related to those carryforwards. The valuation allowance was eliminated in 1995 due to the utilization of general business tax credits.

     Net operating revenues and operating and administrative costs increased approximately $259,300,000 and $245,300,000, respectively, for the year ended December 31, 1995, as compared to the same period in 1994. These increases consist of the following: increases in net operating revenues and operating and administrative costs for facilities which Beverly operated during each of the years ended December 31, 1995 and 1994 ("same facility operations") of approximately $157,600,000 and $148,900,000, respectively; increases in net operating revenues and operating and administrative costs of approximately $239,500,000 and $222,400,000, respectively, related to the expanded operations of ATH and the acquisitions of Insta-Care and Synetic in late 1994 as well as PMSI in mid-1995; and decreases in net operating revenues and operating and administrative costs of approximately $137,800,000 and $126,000,000, respectively, due to the disposition of, or lease terminations on, 29 facilities in 1995 and 77 facilities in 1994.

     The increase in net operating revenues for same facility operations for the year ended December 31, 1995, as compared to the same period in 1994, was due to the following: approximately $111,800,000 due primarily to increases in Medicaid room and board rates, and to a lesser extent, private and Medicare room and board rates; approximately $37,500,000 due primarily to increases in pharmacy-related revenues; approximately $23,000,000 due to increased ancillary revenues as a result of providing additional ancillary services to Beverly's Medicare and private-pay patients; and approximately $8,300,000 due to various other items. These increases in net operating revenues were partially offset by approximately $23,000,000 due to a decrease in same facility occupancy to 88.5% for the year ended December 31, 1995, as compared to 89.5% for the same period in 1994.

     The increase in operating and administrative costs for same facility operations for the year ended December 31, 1995, as compared to the same period in 1994, was due to the following: approximately $125,700,000 due to increased wages and related expenses (excluding pharmacy) principally due to higher wages and greater benefits required to attract and retain qualified personnel, the hiring of therapists on staff as opposed to contracting for their services and increased staffing levels in Beverly's nursing facilities to cover increased patient acuity; approximately $4,000,000 due to an overhead and staff reduction program implemented during the fourth quarter of 1995; approximately $38,100,000 due to increases in nursing supplies and other variable costs; and approximately $38,800,000 due primarily to increases in pharmacy-related costs and various other items. These increases in operating and administrative costs were partially offset by approximately $57,700,000 due to a decrease in contracted therapy expenses as a result of hiring therapists on staff as opposed to contracting for their services.

     Interest expense increased approximately $19,500,000 as compared to the same period in 1994 primarily due to additional interest related to the issuance of approximately $308,000,000 of long-term obligations during late 1994 and in 1995 primarily in conjunction with certain acquisitions. Depreciation and amortization expense increased approximately $14,800,000 as compared to the same period in 1994 primarily due to acquisitions, capital additions and improvements and the opening of newly constructed facilities, partially offset by a decrease due to the dispositions of, or lease terminations on, certain facilities.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, Beverly had approximately $71,800,000 in cash and cash equivalents and net working capital of approximately $330,200,000. Beverly anticipates that approximately $42,700,000 of its existing cash at June 30, 1997, while not legally restricted, will be utilized to fund certain workers' compensation and general liability claims, and Beverly does not expect to use such cash for other purposes. Beverly had approximately $249,200,000 of unused commitments under its Existing Credit Facility as of June 30, 1997.

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

     Net cash provided by operating activities for the six months ended June 30, 1997 was approximately $61,500,000, an increase of approximately $4,500,000 from the prior year. Net cash provided by investing activities and net cash used for financing activities were approximately $42,900,000 and $102,400,000, respectively, for the six months ended June 30, 1997. Beverly primarily used cash generated from operations to fund capital expenditures totaling approximately $70,300,000. Beverly received net cash proceeds of approximately $143,400,000 from the dispositions of facilities and other assets and approximately $18,400,000 from collections on notes receivable and Beverly's REMIC investment. Such net cash proceeds were used to fund acquisitions of approximately $45,400,000, to repay approximately $28,200,000 of long-term obligations, to repurchase shares of Common Stock, and to repay Revolver borrowings.

     In April 1997, Beverly entered into a definitive agreement with Capstone to combine PCA with Capstone to create one of the nation's largest independent institutional pharmacy companies. Beverly will receive approximately $275,000,000 of cash as partial repayment for PCA's intercompany debt, with any remaining intercompany balance contributed to PCA's capital. Beverly intends to use the $275,000,000 to repay Revolver borrowings, to pay off the 7 5/8% Debentures, to pay off the 8.75% Notes, to repay certain other notes and mortgages and for general corporate purposes. Pursuant to the Merger Agreement, at the Effective Time, each share of Beverly's Common Stock issued and outstanding immediately prior to the Effective Time (other than fractional shares) will be converted into the right to receive that number of newly issued shares of Capstone Common Stock equal to the quotient, expressed to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of Beverly's Common Stock outstanding immediately prior to the Effective Time. The Merger, which is subject to approvals by the shareholders of both Beverly and Capstone, completion of the Distribution (as discussed below), and approvals by various government agencies, is expected to close by year-end.

     In connection with the restructuring, Beverly will transfer all of its non-PCA assets and liabilities to New Beverly, in exchange for the issuance of New Beverly Common Stock. Beverly will then distribute (the "Distribution") such New Beverly Common Stock to the then current shareholders of Beverly's Common Stock on a one-for-one basis. In connection with the Distribution, Beverly will be required to restructure, repay or otherwise renegotiate substantially all of its outstanding debt instruments and renegotiate or make certain payments under various employment agreements with officers of Beverly. Beverly estimates that the costs of such undertakings will approximate $10,200,000 as it relates to restructuring, repaying or renegotiating debt instruments and approximately $17,000,000 as it relates to renegotiating or paying certain amounts under various employment agreements. It is expected that such amounts, along with other transaction costs, will be funded with a portion of the $275,000,000 proceeds to be received as a partial repayment of PCA's intercompany debt, as discussed above.

     On July 17, 1997, Beverly called its 5 1/2% Debentures for redemption on August 18, 1997. A total of $149,162,550 of the $150 million aggregate principal amount outstanding was converted to 11,189,924 shares of Beverly Common Stock, increasing the outstanding shares of Beverly Common Stock by that amount. The payment of the redemption price of 103.3% of the remaining principal amount plus the cash in lieu of fractional shares was within the amount permitted under the restrictive payment provisions of the 9% Indenture.

     Beverly believes that its existing cash and cash equivalents, working capital from operations, borrowings under its banking arrangements, issuance of certain debt securities and refinancings of certain existing indebtedness will be adequate to repay its debts due within one year of approximately $35,700,000 (including scheduled sinking fund redemption requirements with respect to Beverly's 7 5/8% Debentures, which may be funded in whole or in part from time to time through open market purchases of such debentures), to make normal recurring capital additions and improvements of approximately $138,000,000, to make selective acquisitions, including the purchase of previously leased facilities, to construct new facilities, and to meet working capital requirements for the twelve months ending June 30, 1998.

     As of June 30, 1997, Beverly had total indebtedness of approximately $1,054,200,000 and total stockholders' equity of approximately $890,700,000. The ability of Beverly to satisfy its long-term obligations will be dependent upon its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond Beverly's control, such as federal and state healthcare reform. In addition, healthcare service providers, such as Beverly, operate in an industry that is currently subject to significant changes from business combinations, new strategic alliances, legislative reform, increased regulatory oversight, aggressive marketing practices by competitors and market pressures. In this environment, Beverly is frequently contacted by, and otherwise engages in discussions with, other healthcare companies and financial advisors regarding possible strategic alliances, joint ventures, business combinations and other financial alternatives. The terms of substantially all of Beverly's debt instruments require Beverly to repay or refinance indebtedness under such debt instruments in the event of a change of control. There can be no assurance that Beverly will have the financial resources to repay such indebtedness upon a change of control. See "-- General."

                                BEVERLY BUSINESS

GENERAL

     References herein to Beverly include Beverly Enterprises, Inc. and its wholly-owned subsidiaries, including the Institutional Pharmacy Subsidiaries to be combined with Capstone as a result of the Merger.

     The business of Beverly consists principally of providing long-term healthcare, including the operation of nursing facilities, acute long-term transitional hospitals, institutional and mail service pharmacies, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices and home healthcare centers.


     Beverly is the largest operator of nursing facilities in the United States. At June 30, 1997, Beverly operated 574 nursing facilities with 64,206 licensed beds. The facilities are located in 31 states and the District of Columbia, and range in capacity from 20 to 355 beds. At June 30, 1997, Beverly also operated 74 pharmacies, 33 assisted living centers containing 897 units, 12 transitional hospitals containing 639 beds, 46 outpatient therapy clinics, 21 hospices and six home healthcare centers. Beverly's facilities had average occupancy of 86.5% for the six months ended June 30, 1997 and 87.4%, 88.1% and 88.5% during the years ended December 31, 1996, 1995 and 1994, respectively. See "-- Properties."


     Healthcare service providers, such as Beverly, operate in an industry that is currently subject to significant changes from business combinations, new strategic alliances, legislative reform, aggressive marketing practices by competitors and market pressures. In this environment, Beverly is frequently contacted by, and otherwise engages in discussions with, other healthcare companies and financial advisors regarding possible strategic alliances, joint ventures, business combinations and other financial alternatives.

OPERATIONS

     Beverly is organized into four operating units, which support Beverly's delivery of vertically integrated services to the long-term healthcare market:
(i) Beverly Health and Rehabilitation Services, Inc. ("BHRS") and its subsidiaries provide long-term and subacute care through the operation of nursing facilities, assisted living centers and hospices; (ii) Spectra Rehab Alliance, Inc. ("Spectra") and its subsidiaries operate outpatient therapy clinics and manage Beverly's rehabilitation services business; (iii) ATH and its subsidiaries operate Beverly's transitional hospitals; and (iv) PCA and its subsidiaries operate Beverly's institutional, mail service and other pharmacy businesses. Each operating unit is headed by a President who is also a senior officer of Beverly and reports directly to the President of Beverly. Each of the four operating units also has a separate Board of Directors consisting of four senior executives of Beverly and the President of the unit.

     Long-Term Care. Beverly's nursing facilities provide residents with routine long-term care services, including daily dietary, social and recreational services and a full range of pharmacy services and medical supplies. Beverly's highly skilled staff also offers complex and intensive medical services to patients with higher acuity disorders outside the traditional acute care hospital setting.

     Rehabilitation Therapies. Beverly has developed and expanded its healthcare expertise in rehabilitation and provides skilled rehabilitation (occupational, physical, speech and respiratory) therapies in substantially all of its nursing facilities. Through Spectra, Beverly offers industrial rehabilitation, outpatient therapy clinics, acute hospital therapy contracts and management/consulting rehabilitation programs within Beverly's network of facilities and to other healthcare providers.

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

     Transitional Care. Beverly operates transitional hospitals which address the needs of patients requiring intense therapy regimens, but not necessarily the breadth of services provided within traditional acute care hospitals. The typical ATH patient requires an average of six hours of nursing care per day for 30 to 45 days.

     Pharmacy Services. PCA is one of the nation's largest institutional pharmacies delivering drugs and related products and services, infusion therapy and other healthcare products (enteral and urological) to nursing facilities, acute care and transitional care hospitals, home care providers, psychiatric facilities, correctional facilities, assisted living centers, retirement homes and their patients. PCA also provides consultant pharmacist services, which include evaluations of patient drug therapy, and drug handling, distribution and administration within a nursing facility as well as assistance with state and federal regulatory compliance. PCA's mail service pharmacy delivers drugs and medical equipment to workers' compensation payors, claimants and employers. Pursuant to the Merger Agreement and the Distribution Agreement, the Remaining Healthcare Business of Beverly will be transferred to New Beverly and the Institutional Pharmacy Business, which will be the sole remaining asset of Beverly, will be merged with and into Capstone. See "The Distribution And Other Pre-Merger Transactions" and "The Merger."

     Other Services. Beverly offers other healthcare related services to payors and patients, including assisted living and home health care services, and information and referral systems that link payors and employees to long-term care providers.

     Beverly has a Quality Management ("QM") program to help ensure that high quality care is provided in each of its nursing, transitional and outpatient facilities. Beverly's QM program has been a key factor in helping Beverly to exceed the industry's nationwide average compliance statistics, as determined by the Health Care Financing Administration of the Department of Health and Human Services ("HCFA"). Beverly's nationwide QM network of healthcare professionals includes physician Medical Directors, registered nurses, dieticians, social workers and other specialists who work in conjunction with regional and facility based QM professionals. Facility based QM is structured through Beverly's Quality Assessment and Assurance committee. With a philosophy of quality improvement, Company-wide clinical indicators are utilized as a database to set goals and monitor thresholds in critical areas directly related to the delivery of healthcare related services. These internal evaluations are used by local quality improvement teams, which include QM advisors, to identify and correct possible problems. The Senior Vice President of QM reports directly to the President of Beverly and the QM Committee of Beverly's Board of Directors.

GOVERNMENTAL REGULATION AND REIMBURSEMENT

     Beverly's nursing facilities are subject to compliance with various federal, state and local healthcare statutes and regulations. Compliance with state licensing requirements imposed upon all healthcare facilities is a prerequisite for the operation of the facilities and for participation in government-sponsored healthcare funding programs, such as Medicaid and Medicare. Medicaid is a medical assistance program for the indigent, operated by individual states with the financial participation of the federal government. Medicare is a health insurance program for the aged and certain other chronically disabled individuals, operated by the federal government. Changes in the reimbursement policies of such funding programs as a result of budget cuts by federal and state governments or other legislative and regulatory actions could have a material adverse effect on Beverly's financial position, results of operations and cash flows.

     Beverly receives payments for services rendered to patients from (a) each of the states in which its nursing facilities are located under the Medicaid program; (b) the federal government under the Medicare program; and (c)private payors, including commercial insurers and managed care payors, and Veterans Administration ("VA"). The following table sets forth: (i) patient days derived from the indicated sources of payment as a percentage of total patient days,
(ii) room and board revenues derived from the indicated sources of payment as a percentage of net operating revenues, and (iii) ancillary and other revenues derived from all sources of payment as a percentage of net operating revenues, for the periods indicated:

                                   MEDICAID              MEDICARE           PRIVATE AND VA
                              ------------------    ------------------    ------------------    ANCILLARY
                                        ROOM AND              ROOM AND              ROOM AND       AND
                              PATIENT    BOARD      PATIENT    BOARD      PATIENT    BOARD        OTHER
                               DAYS     REVENUES     DAYS     REVENUES     DAYS     REVENUES    REVENUES
                              -------   --------    -------   --------    -------   --------    ---------
Six months ended:
  June 30, 1997.............   68%       40%         13%       13%         19%       15%         32%
Year ended:
  December 31, 1996.........   69%       42%         12%       12%         19%       14%         32%
  December 31, 1995.........   68%       43%         12%       11%         20%       15%         31%
  December 31, 1994.........   68%       47%         12%       11%         20%       16%         26%

     Consistent with the long-term care industry in general, changes in the mix of Beverly's patient population among the Medicaid, Medicare and private categories can significantly affect the revenue and profitability of Beverly's operations. Although the level of cost reimbursement for Medicare patients typically generates the highest revenue per patient day, profitability is not proportionally increased due to the additional costs associated with the required higher level of nursing care and other services for such patients. In most states, private patients are the most profitable, and Medicaid patients are the least profitable.

     Beverly has experienced significant growth in ancillary revenues over the past several years. Ancillary revenues are derived from providing services to residents beyond room, board and custodial care and include occupational, physical, speech, respiratory and intravenous ("IV") therapy, as well as sales of pharmaceuticals and other services. Such services are currently provided primarily to Medicare and private pay patients, consistent with the trend in healthcare of providing a broader range of services in a lower cost setting, such as Beverly's nursing facilities. Beverly is pursuing further growth of ancillary revenues, through acquisitions as well as internal expansion of specialty services such as rehabilitation and sales of pharmaceuticals. Due to Beverly's continuing efforts to bring therapists on staff as opposed to contracting for their services, and the corresponding reduction in costs, the overall rate of growth in ancillary revenues has been adversely impacted.

     Medicaid programs are currently in existence in all of the states in which Beverly operates nursing facilities. While these programs differ in certain respects from state to state, they are all subject to federally-imposed requirements, and at least 50% of the funds available under these programs are provided by the federal government under a matching program.


     Currently, Medicare and most state Medicaid programs utilize a cost-based reimbursement system for nursing facilities which reimburses facilities for the reasonable direct and indirect allowable costs incurred in providing routine patient care services (as defined by the programs) plus, in certain states, efficiency incentives or a return on equity, subject to certain cost ceilings. These costs normally include allowances for administrative and general costs as well as the costs of property and equipment (e.g. depreciation and interest, fair rental allowance or rental expense). In some states, cost-based reimbursement is subject to retrospective adjustment through cost report settlement. In other states, payments made to a facility on an interim basis that are subsequently determined to be less than or in excess of allowable costs may be adjusted through future payments to the affected facility and to other facilities owned by the same owner. State Medicaid reimbursement programs vary as to methodology used to determine the level of allowable costs which are reimbursed to operators.


     Arkansas, California, Louisiana and Texas provide for reimbursement at a flat daily rate, as determined by the responsible state agency. In all other states with a Medicaid program in which Beverly operates, payments are based upon facility-specific cost reimbursement formulas established by the applicable state. The Medicaid and Medicare programs each contain specific requirements which must be adhered to by healthcare facilities in order to qualify under the programs.

     Government funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease program reimbursement to healthcare facilities. In August 1997 the President signed into law the Balanced Budget Act of 1997 in which the Congress included numerous program changes directed at balancing the federal budget. The legislation changes Medicare and Medicaid policy in a number of ways -- including development of new Medicare and Medicaid health plan options, creation of additional safeguards against health care fraud and abuse, repeal of the Medicaid "Boren Amendment" payment standard and the phasing in of a Medicare prospective payment system for skilled nursing facilities beginning in July 1998. The legislation includes new opportunities for providers to focus further on patient outcomes by creating alternative patient delivery structures and phasing in a Medicare prospective payment system for skilled nursing facilities beginning in July 1998. At this time, Beverly has not been able to assess the impact of these changes, due in large part to uncertainty as to the details of implementation and interpretation of the legislation by HCFA and, therefore, no assurances can be made as to the ultimate impact of this legislation or future healthcare reform legislation on Beverly's and New Beverly's financial position, results of operations, or cash flows. However, future federal budget legislation and regulatory changes may negatively impact New Beverly.


     During the first quarter of 1997, proposed rules were issued by HCFA which, if implemented in their proposed form, would establish guidelines for maximum reimbursement to skilled nursing facilities for contracted speech and occupational therapy services based on equivalent salary amounts for on-staff therapists. In addition, these proposed rules would revise the salary equivalency rules currently in effect for physical therapy services. The full effect of the new rules is not readily determinable as the details of the proposal have not yet been finalized; however, Beverly does not expect the new rules to have a material adverse effect on its consolidated results of operations or cash flows due to the fact that Beverly provides the majority of its therapy services through on-staff therapists.

     In addition to the requirements to be met by Beverly's facilities for annual licensure renewal, Beverly's healthcare facilities are subject to annual surveys and inspections in order to be certified for participation in the Medicare and Medicaid programs. In order to maintain their operator's licenses and their certification for participation in Medicare and Medicaid programs, the nursing facilities must meet certain statutory and administrative requirements. These requirements relate to the condition of the facilities and the adequacy and condition of the equipment used therein, the quality and adequacy of personnel, and the quality of medical care. Such requirements are subject to change. There can be no assurance that, in the future, Beverly will be able to maintain such licenses for its facilities or that Beverly will not be required to expend significant sums in order to do so.

     HCFA adopted survey, certification and enforcement procedures by regulations effective July 1, 1995 to implement the Medicare and Medicaid provisions of the Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") governing survey, certification and enforcement of the requirements for contract participation by skilled nursing facilities under Medicare and nursing facilities under Medicaid. Among the provisions that HCFA has adopted are requirements that (i) surveys focus on residents' outcomes; (ii) all deviations from the participation requirements will be considered deficiencies, but that all deficiencies will not constitute noncompliance; and (iii) certain types of deficiencies must result in the imposition of a sanction. The regulations also identify alternative remedies and specify the categories of deficiencies for which they will be applied. These remedies include: temporary management; denial of payment for new admissions; denial of payment for all residents; civil money penalties of $50 to $10,000 per day of violation; closure of facility and/or transfer of residents in emergencies; directed plans of correction; and directed in service training. The regulations also specify under what circumstances alternative enforcement remedies or termination, or both, will be imposed on facilities which are not in compliance with the participation requirements. Beverly has undertaken an analysis of the procedures in respect of its programs and facilities covered by the final HCFA regulations. While Beverly is unable to predict with total accuracy the degree to which its programs and facilities will be determined to be in compliance with regulations, compliance data for the past year is available. Results of HCFA surveys for the past year determined that approximately 96% of Beverly's facilities were in compliance with the HCFA criteria. HCFA reports have determined that of the non-Company facilities surveyed nationally, approximately 95% of such facilities were determined to be in compliance with such HCFA criteria. Although Beverly could be adversely affected if a substantial portion of its programs or facilities were eventually determined not to be in compliance with the HCFA regulations, Beverly believes its programs and facilities generally exceed industry standards.

     Beverly believes that its facilities are in substantial compliance with the various Medicaid and Medicare regulatory requirements currently applicable to them. In the ordinary course of its business, however, Beverly receives notices of deficiencies for failure to comply with various regulatory requirements. Beverly reviews such notices and takes appropriate corrective action. In most cases, Beverly and the reviewing agency will agree upon the steps to be taken to bring the facility into compliance with regulatory requirements. In some cases or upon repeat violations, the reviewing agency may take a number of adverse actions against a facility. These adverse actions can include the imposition of fines, temporary suspension of admission of new patients to the facility, decertification from participation in the Medicaid or Medicare programs and, in extreme circumstances, revocation of a facility's license.

     The Medicaid and Medicare programs provide criminal penalties for entities that knowingly and willfully offer, pay, solicit or receive remuneration in order to induce business that is reimbursed under these programs. The illegal remuneration provisions of the Social Security Act, also known as the "anti-kickback" statute, prohibit the payment or receipt of remuneration intended to induce the purchasing, leasing, ordering or arranging for any good, facility, service or item paid by Medicaid or Medicare programs. The violation of the illegal remuneration provisions is a felony and can result in the imposition of fines of up to $25,000 per occurrence. In addition, certain states in which Beverly's facilities are located have enacted statutes which prohibit the payment of kickbacks, bribes and rebates for the referral of patients. The Medicare program has published certain "Safe Harbor" regulations which describe various criteria and guidelines for transactions which are deemed to be in compliance with the anti-remuneration provisions. Although Beverly has contractual arrangements with some healthcare providers, management believes it is in compliance with the anti-kickback statute and other provisions of the Social Security Act and with the applicable state statutes. However, there can be no assurance that government officials responsible for enforcing these statutes will not assert that Beverly or certain transactions in which it is involved are in violation of these statutes. The Social Security Act also imposes criminal and civil penalties for making false claims to the Medicaid and Medicare programs for services not rendered or for misrepresenting actual services rendered in order to obtain higher reimbursement.

     The Medicare and Medicaid programs also provide for the mandatory and/or permissive exclusion of providers of services who are convicted of certain offenses or who have been found to have violated certain laws or regulations. In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility may subject other facilities under common control or ownership to disqualification from participation in Medicaid and Medicare programs. In addition, some federal and state regulations provide that all facilities under common control or ownership licensed to do business within a state are subject to delicensure if any one or more of such facilities is delicensed.

     While federal regulations do not provide states with grounds to curtail funding of their Medicaid cost reimbursement programs due to state budget deficiencies, states have nevertheless curtailed funding in such circumstances in the past. No assurance can be given that states will not do so in the future or that the future funding of Medicaid programs will remain at levels comparable to the present levels. The United States Supreme Court ruled in 1990 that healthcare providers may bring suit in federal court to enforce the Medicaid Act requirement that the states reimburse nursing facilities at rates which are reasonable and adequate. Nursing facility operators, such as Beverly, have utilized and should continue to be able to utilize the federal courts to require states to comply with their legal obligation to adequately fund Medicaid programs. However, certain of the legislative proposals discussed above contain provisions which would repeal the provisions of the Medicaid Acts which require states to pay reasonable and adequate rates and which would also eliminate the right to judicial review of certain aspects of the reimbursement systems of state Medicaid programs; therefore, there can be no assurance that nursing facility operators will be able to utilize federal courts for such purposes in the future.

COMPETITION

     The long-term care industry is highly competitive. Beverly's competitive position varies from facility to facility, from community to community and from state to state. Some of the significant competitive factors for the placing of patients in a nursing facility include quality of care, reputation, physical appearance of facilities, services offered, family preferences, location, physician services and price. Beverly's operations compete with services provided by nursing facilities, acute care hospitals, subacute facilities, transitional hospitals, rehabilitation facilities, institutional and mail service pharmacies, hospices and home health care centers. Beverly also competes with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to Beverly. There can be no assurance that Beverly will not encounter increased competition which could adversely affect its business, results of operations or financial condition.

EMPLOYEES

     At June 30, 1997, Beverly had approximately 80,000 employees. Beverly is subject to both federal minimum wage and applicable federal and state wage and hour laws and maintains various employee benefit plans.

     The federal government recently increased the minimum wage in two phases, beginning October 1, 1996, and September 1, 1997, respectively. This new legislation did not result in a material increase in Beverly's wage rates in 1996, and Beverly does not anticipate a material impact on its wage rates in 1997, because a substantial portion of Beverly's associates earn in excess of the new minimum wage levels; however, Beverly believes there may continue to be competitive pressures to increase the wage levels of associates earning above the new minimum wage. The effect of the new minimum wage on Beverly's future operations is not expected to be material as Beverly believes that a significant portion of such increase will be reimbursed through Medicare and Medicaid rate increases.

     In recent years, Beverly has experienced increases in its labor costs primarily due to higher wages and greater benefits required to attract and retain qualified personnel, increased staffing levels in its nursing facilities due to greater patient acuity and the hiring of therapists on staff. Although Beverly expects labor costs to increase in the future, it is anticipated that any increase in costs will generally result in higher patient rates in subsequent periods, subject to the time lag in most states, of up to 18 months, between increases in reimbursable costs and the receipt of related reimbursement rate increases. See "Beverly Management's Discussion and Analysis of Financial Condition and Results of Operations -- Operating Results."

     In the past, the healthcare industry, including Beverly's long-term care facilities, has experienced a shortage of nurses to staff healthcare operations, and, more recently, the healthcare industry has experienced a shortage of therapists. Beverly is not currently experiencing a nursing or therapist shortage, but it competes with other healthcare providers for nursing and therapist personnel and may compete with other service industries for persons serving Beverly in other capacities, such as nurses' aides. A nursing, therapist or nurse's aide shortage could force Beverly to pay even higher salaries and make greater use of higher cost temporary personnel. A lack of qualified personnel might also require Beverly to reduce its census or admit patients requiring a lower level of care, both of which could adversely affect operating results.

     Approximately 100 of Beverly's facilities are represented by various labor unions. Certain labor unions have publicly stated that they are concentrating their organizing efforts within the long-term healthcare industry. Beverly, being one of the largest employers within the long-term healthcare industry, has been the target of a "corporate campaign" by two AFL-CIO affiliated unions attempting to organize certain of Beverly's facilities. Although Beverly has never experienced any material work stoppages and believes that its relations with its employees (and the existing unions that represent certain of them) are generally good, Beverly cannot predict the effect continued union representation or organizational activities will have on Beverly's future activities. There can be no assurance that continued union representation and organizational activities will not result in material work stoppages, which could have a material adverse effect on Beverly's operations.

     Excessive litigation is a tactic common to "corporate campaigns" and one that is being employed against Beverly and is expected to continue against New Beverly. There have been several proceedings against facilities operated by Beverly before the National Labor Relations Board ("NLRB"). These proceedings consolidate individual cases from separate facilities and certain of these proceedings are currently pending before the NLRB. Beverly has vigorously defended these proceedings. Beverly believes, based on advice of its general counsel, that many of these cases are without merit, and further, it is Beverly's belief that the NLRB-related proceedings, individually and in the aggregate, are not material to Beverly's financial position or results of operations or cash flows.

PROPERTIES

     At June 30, 1997, Beverly operated 574 nursing facilities, 33 assisted living centers, 12 transitional hospitals, 74 pharmacies, 46 outpatient therapy clinics, 21 hospices and six home healthcare centers in 36 states and the District of Columbia. Most of Beverly's 195 leased nursing facilities are subject to "net" leases which require Beverly to pay all taxes, insurance and maintenance costs. Most of Beverly's leases have original terms from ten to fifteen years and contain at least one renewal option, which could extend the original term of the leases by five to fifteen years. Many of Beverly's leases also contain purchase options. Beverly considers its physical properties to be in good operating condition and suitable for the purposes for which they are being used. Certain of the nursing facilities and assisted living centers owned by Beverly are included in the collateral securing the obligations under its various debt agreements.

     The following is a summary of Beverly's nationwide network of nursing facilities, assisted living centers, transitional hospitals, pharmacies, outpatient therapy clinics and hospices at June 30, 1997:

                                                                                                      OUTPATIENT
                                                  ASSISTED LIVING      TRANSITIONAL                    THERAPY
                            NURSING FACILITIES        CENTERS            HOSPITALS       PHARMACIES    CLINICS     HOSPICES
                            -------------------   ----------------   -----------------   ----------   ----------   --------
                                        TOTAL                                  TOTAL
                                      LICENSED              TOTAL             LICENSED
                            NUMBER      BEDS      NUMBER    UNITS    NUMBER     BEDS       NUMBER       NUMBER      NUMBER
                            -------   ---------   -------   ------   ------   --------   ----------   ----------   --------
LOCATION:
Alabama...................     21        2,701       --        --      --        --           2           --          --
Arizona...................      3          480       --        --       2        78           1           --          --
Arkansas..................     31        3,803        3        48      --        --           1           --           2
California................     69        7,323        2       113      --        --           7           --           5
Colorado..................     --           --       --        --      --        --           1           --          --
Connecticut...............      1          120       --        --      --        --           1           --          --
District of Columbia......      1          355       --        --      --        --          --           --          --
Florida...................     64        8,049        5       290      --        --           8           --          --
Georgia...................     17        2,100        4        72      --        --           3           18           1
Hawaii....................      2          396       --        --      --        --          10           --          --
Illinois..................      3          275       --        --      --        --          --           --          --
Indiana...................     26        3,817        1        16       1        40           2           --           1
Kansas....................     33        2,146        3        39      --        --           2           --          --
Kentucky..................      8        1,041       --        --      --        --           1           --          --
Louisiana.................      1          200       --        --      --        --          --           --          --
Maryland..................      4          585        1        16      --        --           1           --          --
Massachusetts.............     24        2,402       --        --      --        --           2           --          --
Michigan..................      2          206       --        --      --        --          --           --          --
Minnesota.................     35        3,152        2        28      --        --           1           --           1
Mississippi...............     21        2,466       --        --      --        --           1           --          --
Missouri..................     29        3,038        3       101      --        --           1           --           1
Nebraska..................     24        2,205        1        16      --        --           2           --           3
New Jersey................      1          120       --        --      --        --          --           --          --
North Carolina............     11        1,398        1        16      --        --           2           --          --
Ohio......................     12        1,435       --        --       1        44           2            3          --
Oklahoma..................     --           --       --        --       2        64           2           --          --
Pennsylvania..............     42        4,895        3        53      --        --           2           --           3
Rhode Island..............     --           --       --        --      --        --           1           --          --
South Carolina............      3          302       --        --      --        --          --            1          --
South Dakota..............     17        1,232       --        --      --        --           3           --          --
Tennessee.................      7          948        2        57       2        70           2           --          --
Texas.....................     --           --       --        --       4       343           9           24           3
Virginia..................     16        2,113        2        32      --        --          --           --          --
Washington................     11        1,080       --        --      --        --           2           --          --
West Virginia.............      3          310       --        --      --        --          --           --          --
Wisconsin.................     32        3,513       --        --      --        --           2           --           1
                              ---       ------       --       ---      --       ---          --           --          --
                              574       64,206       33       897      12       639          74           46          21
                              ===       ======       ==       ===      ==       ===          ==           ==          ==
CLASSIFICATION:
Owned.....................    378       41,656       29       705       1       198          --           --          --
Leased....................    195       22,475        4       192      11       441          66           46          21
Managed...................      1           75       --        --      --        --           8           --          --
                              ---       ------       --       ---      --       ---          --           --          --
                              574       64,206       33       897      12       639          74           46          21
                              ===       ======       ==       ===      ==       ===          ==           ==          ==

LEGAL PROCEEDINGS

     There are various lawsuits and regulatory actions pending against Beverly arising in the normal course of business, some of which seek punitive damages. Beverly does not believe that the ultimate resolution of these matters will have a material adverse effect on Beverly's financial position or results of operations.

                               BEVERLY MANAGEMENT

     The table below sets forth, as to each executive officer and director of Beverly, such person's name, positions with Beverly and age. Each executive officer and director of Beverly holds office until a successor is elected, or until the earliest of death, resignation or removal. Each executive officer is elected or appointed by the Board of Directors. The information below is given as of August 31, 1997.


                NAME                                      POSITION*                      AGE
                ----                                      ---------                      ---
David R. Banks.......................  Chairman of the Board, Chief Executive Officer    60
                                       and Director
Boyd W. Hendrickson..................  President, Chief Operating Officer and Director   52
William A. Mathies...................  Executive Vice President and President of BHRS    37
T. Jerald Moore......................  Executive Vice President and President of ATH     56
Robert W. Pommerville................  Executive Vice President, General Counsel and     57
                                       Secretary
C. Arnold Renschler, M.D. ...........  Executive Vice President and President of PCA     55
Bobby W. Stephens....................  Executive Vice President -- Asset Management      52
Scott M. Tabakin.....................  Executive Vice President and Chief Financial      38
                                       Officer
Mark D. Wortley......................  Executive Vice President and President of         42
                                       Spectra
Pamela H. Daniels....................  Vice President, Controller and Chief Accounting   33
                                       Officer
Beryl F. Anthony, Jr.................  Director                                          59
James R. Greene......................  Director                                          76
Edith E. Holiday.....................  Director                                          45
Jon E. M. Jacoby.....................  Director                                          59
Risa J. Lavizzo-Mourey, M.D..........  Director                                          43
Marilyn R. Seymann...................  Director                                          54


---------------

* It is anticipated that upon completion of the Merger, all persons listed will continue to serve in the capacities indicated for New Beverly, with the exception of Dr. Renschler who will become the President, Chief Executive Officer and a director of Capstone.

     Mr. Banks has been a director of Beverly since 1979 and has served as Chief Executive Officer since May 1989 and Chairman of the Board since March 1990. Mr. Banks was President of Beverly from 1979 to September 1995. Mr. Banks is a director of Nationwide Health Properties, Inc., Ralston Purina Company, Wellpoint Health Networks, Inc., and trustee for Occidental College.

     Mr. Hendrickson joined Beverly in 1988 as a Division President. He was elected Vice President of Marketing in May 1989, Executive Vice President of Operations and Marketing in February 1990, President of BHRS in January 1995 and President, Chief Operating Officer and a director of Beverly in September 1995.

     Mr. Mathies joined Beverly in 1981 as an Administrator in training. He was an Administrator until 1986 at which time he became a Regional Manager. In 1988, Mr. Mathies was elected Vice President of Operations for the California region and was elected Executive Vice President of Beverly and President of BHRS in September 1995.

     Mr. Moore joined Beverly as Executive Vice President in December 1992 and was elected President of ATH in June 1996. Mr. Moore was employed at Aetna Life and Casualty from 1963 to 1992 and was elected Senior Vice President in 1990.

     Mr. Pommerville first joined Beverly in 1970 and left in 1976. He rejoined Beverly as Vice President and General Counsel in 1984 and was elected Secretary in February 1990, Senior Vice President in March 1990 and Executive Vice President and Acting Compliance Officer in February 1995.

     Dr. Renschler joined Beverly in 1996 as Executive Vice President and President of PCA. From 1990 to 1996, Dr. Renschler was Senior Vice President and Chief Clinical Officer, as well as President of three operating divisions of NovaCare, Inc. and a member of its board of directors. Prior to that time, he held a series of key executive positions at Manor Healthcare Corp., including President and Chief Operating Officer.

     Mr. Stephens joined Beverly as a staff accountant in 1969. He was elected Assistant Vice President in 1978, Vice President of Beverly and President of Beverly's Central Division in 1980, and Executive Vice President in February 1990. Mr. Stephens is a director of City National Bank in Fort Smith, Arkansas, Beverly Japan Corporation, and Harbortown Properties, Inc.

     Mr. Tabakin joined Beverly in October 1992 as Vice President, Controller and Chief Accounting Officer. He was elected Senior Vice President in May 1995, Acting Chief Financial Officer in September 1995, and Executive Vice President and Chief Financial Officer in October 1996. From 1980 to 1992, Mr. Tabakin was with Ernst & Young LLP.

     Mr. Wortley joined Beverly as Senior Vice President and President of Spectra in September 1994 and was elected Executive Vice President in February 1996. From 1988 to 1994, Mr. Wortley was an officer of Therapy Management Innovations.

     Ms. Daniels joined Beverly in May 1988 as Audit Coordinator. She was promoted to Financial Reporting Senior Manager in 1991 and Director of Financial Reporting in 1992. She was elected Vice President, Controller and Chief Accounting Officer in October 1996. From 1985 to 1988, Ms. Daniels was with Price Waterhouse LLP.

     Mr. Anthony served as a member of the United States Congress and was Chairman of the Democratic Congressional Campaign Committee from 1987 through 1990. In 1993, he became a partner in the Winston & Strawn law firm. He has been a director of Beverly since January 1993.

     Mr. Greene's principal occupation has been that of a director and consultant to various U.S. and international businesses since 1986. He is a director of a number of mutual funds of Alliance Capital Management Corporation, Buck Engineering Company and Bank Leumi. He has been a director of Beverly since January 1991.

     Ms. Holiday is an attorney. She served as White House Liaison for the Cabinet and all federal agencies during the Bush administration. Prior to that, Ms. Holiday served as General Counsel of the U.S. Treasury Department, as well as its Assistant Secretary of Treasury for Public Affairs and Public Liaison. She is a director of Amerada Hess Corporation, Hercules Incorporated and H. J. Heinz Company and a director or trustee of various investment companies in the Franklin Templeton Group of Funds. She has been a director of Beverly since March 1995.

     Mr. Jacoby is Executive Vice President, Chief Financial Officer and a director of Stephens Group, Inc. Mr. Jacoby has held the indicated positions with Stephens Group, Inc. since 1986, and prior to that time, served as Manager of the Corporate Finance Department and Assistant to the President of Stephens Inc. Mr. Jacoby is a director of the American Classic Voyages Company, Delta and Pine Land Company, Inc. and Medicus Systems, Inc. He has been a director of Beverly since February 1987.

     Dr. Lavizzo-Mourey is Director of the Institute of Aging, Chief of the Division of Geriatric Medicine and Associate Executive Vice President for health policy at the University of Pennsylvania, Ralston-Penn Center. From 1992 to 1994, Dr. Lavizzo-Mourey was in the Senior Executive Service in the Agency for Health Care Policy and Research, U.S. Public Health Service of the Department of Health and Human Services. She is a director of Medicus Systems, Inc. and Nellcor Puritan Bennett. She has been a director of Beverly since March 1995.

     Ms. Seymann is President and Chief Executive Officer of M One, Inc., a management and information systems consulting firm specializing in the financial services industry. From 1990 to 1993, Ms. Seymann was Director and Vice Chairman of the Federal Housing Finance Board. Prior to that, she served as Managing Director of Andersen Asset Based Services, a unit of Arthur Andersen LLP. From 1986 to 1990, Ms. Seymann was Executive Vice President of Chase Bank of Arizona and served as President, Private Banking of Chase Trust Company from 1987 to 1990. She has been a director of Beverly since March 1995.

                       PRINCIPAL STOCKHOLDERS OF BEVERLY

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


     The following table sets forth information as of September 25, 1997, relating to the beneficial ownership of Common Stock by each person known by Beverly to own beneficially more than 5% of the outstanding shares of Common Stock, based solely upon filings made by such persons with the Securities and Exchange Commission. Percentages in the table were calculated based on the number of shares of Common Stock outstanding at September 25, 1997.


                                                               NUMBER OF      PERCENT OF
                                                               SHARES OF        TOTAL
NAME                                                          COMMON STOCK   COMMON STOCK
----                                                          ------------   ------------
FMR Corp....................................................   7,894,799(1)      7.2%
  ("FMR")
     82 Devonshire Street
     Boston, MA 02109
Franklin Resources, Inc.....................................   8,417,800(2)      7.7%
  ("Franklin")
     777 Mariners Island Blvd.
     San Mateo, CA 94404
Loomis, Sales & Company, L.P. ..............................   6,213,650(3)      5.7%
  ("Loomis")
     One Financial Center
     Boston, MA 02111
Wellington Management Company...............................   6,463,419(4)      5.9%
  ("WMC")
     75 State Street
     Boston, MA 02109

---------------

(1) Based on the latest schedule 13G, dated February 14, 1997, provided to Beverly by FMR; FMR had sole voting power with regard to 746,928 shares and sole dispositive power with respect to 7,894,799 shares.
(2) Based on the latest schedule 13G, dated February 12, 1997, provided to Beverly by Franklin; Franklin had sole voting and dispositive power with respect to 8,417,800 shares.
(3) Based on the latest schedule 13G, dated February 13, 1997, provided to Beverly by Loomis; Loomis had sole voting power with respect to 2,176,125 shares and shared dispositive power with respect to 6,213,650 shares.
(4) Based on the latest schedule 13G, dated January 24, 1997, provided to Beverly by WMC; WMC had shared voting power with respect to 1,663,574 shares and shared dispositive power with respect to 6,463,419 shares.

SECURITY OWNERSHIP OF MANAGEMENT


     The following table sets forth as of September 25, 1997, the amount of Beverly Common Stock beneficially owned by each of Beverly's directors, each executive officer named in the Summary Compensation Table included in Beverly's Proxy Statement for the Annual Meeting of Stockholders held on May 29, 1997, and all directors and executive officers as a group based on information obtained from such persons.



                                                  AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                               -------------------------------------------------------------------------------
                               SOLE VOTING     OPTIONS                                              PERCENTAGE
                                   AND       EXERCISABLE     OTHER                                      OF
                               INVESTMENT      WITHIN      BENEFICIAL      DEFERRED                   COMMON
                                  POWER        60 DAYS     OWNERSHIP     COMPENSATION     TOTAL       STOCK
                               -----------   -----------   ----------    ------------   ---------   ----------
Beryl F. Anthony, Jr.........           0        22,500           0          4,473(1)      26,817     *
David R. Banks...............     216,864(3)    377,223       8,774(4)       1,820(2)     604,439     *
James R. Greene..............         500        22,500           0          9,551(1)      32,396     *
Boyd W. Hendrickson..........     190,218(3)    128,643           0          1,374(2)     320,053     *
Edith E. Holiday.............         800         7,500         200(4)       1,896(1)      10,319     *
Jon E. M. Jacoby.............           0        22,500           0          7,662(1)      29,967     *
Risa J. Lavizzo-Mourey,
  M.D........................       1,000         7,500           0          2,088(1)      10,471     *
William A. Mathies...........      86,491(3)     71,250       2,879(4)         839(2)     151,550     *
C. Arnold Renschler, M.D. ...      65,000(3)     58,750           0          1,052(2)     124,740     *
Marilyn R. Seymann...........       1,000         7,500           0          2,556(1)      10,900     *
Mark D. Wortley..............      66,738(3)     41,250           0            807(2)     108,688     *
All Directors and Executive
  Officers as a Group (16
  Persons)...................   1,152,713     1,097,172      16,268         37,032      2,303,185      2.1%


---------------

  * Percentage of Common Stock owned does not exceed 1%.
(1) Participant in the Beverly Non-Employee Director Deferred Compensation Plan.
(2) Participant in the Beverly Executive Deferred Compensation Plan.
(3) Includes shares allocated to the employee through participation in Beverly's Employee Stock Purchase Plan.
(4) Includes shares owned by family members.

                      RELATIONSHIP BETWEEN PCA AND BEVERLY

GENERAL

     PCA is currently a wholly-owned subsidiary of Beverly, and, as a result, the parties have a variety of corporate relationships, some of which are in the form of written agreements. Because of PCA's status as a wholly-owned subsidiary of Beverly, these agreements are not the result of arm's length negotiations. A number of these relationships will be terminated upon completion of the Merger. See "The Distribution Agreement -- Terms of the Interim Services Agreement."

ADMINISTRATIVE SERVICES

     Beverly currently provides a number of administrative services to PCA. These services and functions include: (i) cash management; (ii) compensation and benefits informational support; (iii) payroll processing; (iv) license and tax reporting and payment; (v) human resources; (vi) risk management; and (vii) legal services. Certain of these services are expected to be provided after the Merger by New Beverly to the Surviving Corporation on an interim basis. See "The Distribution Agreement -- Terms of the Interim Services Agreement." Notwithstanding the provision of such services on an interim basis, the Surviving Corporation will be responsible for such services after the Merger.

TAX ALLOCATIONS

     Currently, PCA is part of a consolidated group, along with Beverly and Beverly's subsidiaries involved in the Remaining Healthcare Business(the "Beverly Tax Group"), for purposes of determining, allocating and paying federal, state and local tax liabilities. Upon the consummation of the Merger, PCA and the Beverly subsidiaries involved in the Remaining Healthcare Business will no longer be part of the same consolidated filing group. In addition, as a result of the Distribution and the Merger, the members of the Beverly Tax Group and the tax liabilities of the Beverly Tax Group will be split among Beverly and New Beverly. As a result, Beverly and New Beverly will enter into a Tax Allocation and Indemnification Agreement prior to the Distribution with respect to the treatment and allocation of such tax liabilities. See "The Distribution Agreement -- Terms of the Tax Allocation and Indemnification Agreement."

PHARMACY, INFUSION THERAPY AND CONSULTING SERVICES

     Currently, Beverly and PCA are parties to a number of agreements under which PCA provides pharmacy-related services and products to Beverly facilities, including long-term care facilities. The services and products provided to Beverly or its facilities under these agreements include pharmacy dispensing and consulting services, infusion therapy services and healthcare products. See "Information Concerning PCA -- Business."

     The existing agreements between PCA and Beverly long-term care facilities are not standardized and include a number of different terms and provisions. Pursuant to the Merger Agreement, Beverly and Capstone have agreed to enter into an agreement or agreements to provide for the delivery of pharmacy services and products and ancillary services and products by Capstone to Beverly long-term care facilities that will be owned or operated by New Beverly after the Effective Time of the Merger. See "The Merger Agreement -- Covenants" and "Post-Closing Arrangements -- Preferred Provider Agreements." There can be no assurance that such agreements, if entered into, will not be terminated by either party in accordance with their respective terms.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

GENERAL

     Capstone is incorporated under the laws of the State of Delaware, and the rights of Capstone stockholders are governed by Delaware law, including the DGCL, the certificate of incorporation of Capstone (the "Capstone Certificate"), and the bylaws of Capstone (the "Capstone Bylaws"). Beverly is also incorporated under the laws of the State of Delaware, and the rights of Beverly stockholders are governed by Delaware law, including the DGCL, the certificate of incorporation of Beverly (the "Beverly Certificate") and the bylaws of Beverly (the "Beverly Bylaws"). At the Closing, Beverly stockholders will become stockholders in Capstone, and their rights as Capstone stockholders will continue to be governed by Delaware law but will also be governed by the Capstone Certificate and the Capstone Bylaws, which differ from the Beverly Certificate and the Beverly Bylaws. Certain of these differences are summarized below.

     The following summary is not intended to be an exhaustive examination or a detailed description of the differences between the rights of Capstone stockholders and Beverly stockholders and is qualified in its entirety by reference to Delaware law, the Capstone Certificate, the Capstone Bylaws, the Beverly Certificate and the Beverly Bylaws. Beverly stockholders should carefully review the information contained in such documents, all of which are on file with the Commission. Copies of the Capstone Certificate and Capstone Bylaws are available without charge, upon request, from Capstone. Copies of the Beverly Certificate and the Beverly Bylaws are available without charge, upon request, from Beverly.

DIRECTORS

     Size of the Board of Directors. The Capstone Certificate provides that the board of directors shall consist of at least three and no more than fifteen directors, the exact number to be fixed pursuant to a resolution adopted by a majority of the directors then in office. The size of the Capstone board of directors may be increased beyond fifteen to reflect the rights of the holders of preferred stock, if any. Capstone's board currently consists of nine members. The Beverly Certificate states that the number of directors shall be set by resolution of its Board of Directors. Beverly's Board of Directors currently consists of eight members.

     Meetings of the Board of Directors. The Capstone Bylaws require its Board of Directors hold a meeting to elect the officers of Capstone immediately following the adjournment of each annual meeting of stockholders. Special meetings of the Board may be called by the Chairman, the President, or any two directors. Special meetings of the Beverly Board of Directors may be called by the Chairman, the President, any vice president, the secretary or any two directors.

     Removal of Directors. The Capstone Certificate provides that one or more of the entire Board of Directors may be removed at any time for cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors (considered for this purpose as one class). The Capstone Certificate defines cause with respect to the removal of directors as any fraudulent or dishonest act or activity by the director or behavior materially detrimental to the business of Capstone. The Capstone Bylaws allow the removal of a director, with or without cause, by a proper vote of the stockholders or with cause by a majority of the entire Board of Directors. After the Effective Time, Capstone will have a classified Board of Directors, and pursuant to the DGCL, Capstone's directors will then be removable by the stockholders only for cause. See
"-- Classified Board of Directors." The Beverly Bylaws allow for the removal of directors, with or without cause, by the affirmative vote of a majority of the shares entitled to be voted, provided that directors entitled to be elected pursuant to the Beverly Certificate by the holders of any class or series, voting as a class or series, may only be removed by the applicable vote of the holders of such class or series.

     Filling Vacancies on the Board of Directors. Pursuant to the Capstone Bylaws, newly created directorships resulting from an increase in the number of directors, and vacancies occurring in any directorship for any reason, including removal of a director, may be filled by the vote of a majority of the directors remaining in office, even if no quorum exists. The Beverly Bylaws provide that vacancies may be filled by a majority of the affirmative vote of a majority entitled to vote thereon of the remaining directors in office,

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except in the case of a vacancy created by the removal of a director by the stockholders, which vacancy must be filled by the affirmative vote of a majority of the shares entitled to vote represented at a duly held meeting.

     Nomination of Directors. The Beverly Bylaws require that any stockholder seeking to nominate an individual to serve as a director must deliver a written notice of the nomination to the principal executive offices of Beverly at least 75 days prior to the meeting at which directors will be elected, unless Beverly shall not have publicly announced the meeting at least 90 days prior to the meeting, in which case the stockholder must provide the written notice not later than the fifteenth day after the stockholders were notified of the meeting. The Capstone Certificate and the Capstone Bylaws do not specify the procedure for stockholder nominations of directors.

     Classified Board of Directors. At the Closing, the Capstone Certificate will be amended to provide for a staggered board of directors, divided into three approximately equal classes. One class is elected at each annual meeting of stockholders for a three-year term by a plurality vote. Pursuant to the DGCL, directors serving on a classified board may only be removed by the stockholders for cause, unless the certificate of incorporation provides otherwise. The Capstone Certificate does not authorize the removal of directors by the stockholders without cause. Neither Beverly nor Capstone currently has a classified board of directors.

AMENDMENT OF CONSTITUENT DOCUMENTS

     Certificate of Incorporation. The Capstone Certificate mandates that the holders of two-thirds of the shares entitled to be voted and two-thirds of the directors then in office must approve any amendment of the Capstone Certificate concerning the vote required to: (i) amend the Capstone Certificate or Capstone Bylaws; (ii) limit the personal liability of Capstone directors; (iii) modify the indemnification of directors and officers; or (iv) modify the size of the Board of Directors or remove directors.

     The Beverly Certificate provides that the provisions therein establishing the vote required for business combinations may not be amended without the affirmative vote of the holders of 80% of the voting stock of Beverly, voting as a single class.

     Bylaws.  The Capstone Bylaws may be amended, added to or repealed either by
(i) a majority vote of the shares represented at any duly constituted stockholders' meeting, or (ii) by a majority vote of the Board of Directors. The Beverly Bylaws may be amended or new bylaws adopted by the vote of a majority of the outstanding shares entitled to be voted or by the board of directors.

STOCKHOLDERS

     Stockholder Action by Written Consent. The DGCL provides that, unless a corporation's certificate of incorporation provides otherwise, any action that is required to be or may be taken at any annual or special meeting of the stockholders may be taken by a written consent in lieu of a meeting. The Beverly Certificate expressly prohibits Beverly stockholders from acting without a meeting pursuant to a written consent. The Capstone Certificate does not preclude stockholders from acting by a written consent in lieu of a meeting.

     Notice of Stockholder Business. Pursuant to the Beverly Bylaws, only that business properly presented may be considered at an annual meeting of stockholders. A stockholder may present business for consideration at an annual meeting of stockholders by providing the secretary of Beverly with a written notice not less than 75 days prior to the meeting date, unless Beverly shall not have publicly announced the meeting at least 90 days prior to the meeting, in which case the stockholder must provide the written notice not later than the fifteenth day after the stockholders were notified of the meeting. The Capstone Bylaws do not specify the procedure by which a stockholder may present business before an annual meeting.

     Special Meetings of Stockholders. The Capstone Bylaws provide that a special meeting of the stockholders may be called by the president, a majority of the board of directors or by the holders of not less than one-tenth of all of the shares entitled to vote at such special meeting. Contemporaneously with the Closing, the Capstone Certificate will be amended to provide that special meetings of the stockholders may only be called by a majority of the Capstone Board of Directors or by holders of not less than 25% of all of the

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shares entitled to be voted at such meeting. The Beverly Bylaws provide that special meetings may be called only by the Chairman, the President or a majority of the Beverly Board of Directors.

     Proxies. The Capstone Bylaws provide that no proxy shall be valid after the expiration of eleven months from the date of its execution, unless the proxy expressly provides otherwise, while the Beverly Bylaws provide that a proxy shall be valid for up to three years from the date of its execution, unless the proxy expressly provides otherwise.

INDEMNIFICATION AND ELIMINATION OF DIRECTORS' MONETARY LIABILITY FOR BREACH OF DUTY OF CARE

     The constituent documents of Capstone and Beverly contain similar provisions limiting the personal liability of directors and providing for the indemnification and payment of expenses of directors and officers. See "Information Concerning Capstone -- Description of Capstone Capital Stock."

ANTI-TAKEOVER MEASURES

     Vote Required for Certain Business Combinations. For the adoption or authorization of a Business Combination (as hereinafter defined), the Beverly Certificate requires (i) the affirmative vote of at least 80% of the voting shares of the Beverly; (ii) the determination of a majority of the Disinterested Directors (as defined in the Beverly Certificate) that (x) the Interested Stockholder (as hereinafter defined) is the beneficial owner of at least 80% of the voting stock and has declared an intention to vote in favor of such Business Combination or that (y) the fair market value of the consideration per share to be received or retained by the holders of each class of stock of Beverly is at least equal to the highest price per share paid by such Interested Stockholder within the prior two years and the Interested Stockholder has not received financial assistance from Beverly; or (iii) approval by a majority of the Disinterested Directors.

     The Beverly Certificate defines a Business Combination as (i) any merger or consolidation of Beverly or any of its subsidiaries with or into an Interested Stockholder, (ii) the disposition by Beverly or any of its subsidiaries of all or a substantial part of Beverly's assets to an Interested Stockholder and certain transfers of the assets of an Interested Stockholder to Beverly or a Beverly subsidiary, (iii) certain issuances of the securities of Beverly or a Beverly subsidiary to an Interested Stockholder, (iv) the adoption of any plan of liquidation or dissolution of Beverly proposed by an Interested Stockholder,
(v) any transaction increasing the proportionate share by one percent or more of any voting stock of Beverly beneficially owned by an Interested Stockholder, or
(vi) any arrangement providing for any of the foregoing transactions.

     An Interested Stockholder is defined in the Beverly Certificate for purposes of a Business Combination as (i) a person (other than Beverly or a Beverly subsidiary) that is the beneficial owner, directly or indirectly, of ten percent or more of the voting stock of Beverly or (ii) a person that, directly or indirectly, controls or is controlled by, or under common control with, Beverly and in the two years preceding the record date to vote on the Business Combination was the beneficial owner, directly or indirectly, of ten percent or more of the voting stock or at the completion of the Business Combination will be the beneficial owner of ten percent or more of the voting stock.

     The Beverly Certificate further requires that a specified proxy or information statement be delivered to the stockholders if any vote of the stockholders is required for the adoption or approval of any Business Combination.

     The Capstone Certificate contains no similar provisions.

     Prevention of Greenmail and Self-Dealing Transactions. The Beverly Certificate provides that any acquisition by Beverly of any voting stock of any class from any Interested Stockholder (as hereinafter defined) at a price in excess of the Market Price (as defined in the Beverly Certificate) requires the affirmative vote of the holders of at least a majority of the combined voting power of the voting stock, voting as a single class. The Beverly Certificate exempts any acquisition of securities made as part of a tender or exchange offer by Beverly to purchase securities of the same class made on the same terms to all holders of such securities and complying with the securities laws or pursuant to a publicly-announced share repurchase

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program, and the redemption of any shares of preferred stock pursuant to the
Beverly Certificate or any Certificate of Designation with respect to any series of preferred stock.

     Prevention of Self-Dealing Transactions. The Beverly Certificate requires either (i) the approval of a majority of Disinterested Directors, or (ii) the affirmative vote of the holders of at least a majority of the combined voting power of the voting stock to approve or authorize any Self-Dealing Transaction (as hereinafter defined). The Beverly Certificate defines a Self-Dealing Transaction as: (i) any merger or consolidation of Beverly or any subsidiary with any Interested Stockholder or any other corporation that is or after such merger or consolidation would be an affiliate of an Interested Stockholder; (ii) any disposition to or with any Interested Stockholder or any affiliate of any Interested Stockholder of any assets of Beverly or any subsidiary having an aggregate fair market value of $100 million or more or any financial assistance to or with any Interested Stockholder or any affiliate of any Interested Stockholder that involves a financial obligation or benefit of $100 million or more; (iii) the issuance or transfer by Beverly or any subsidiary of any securities of Beverly or any subsidiary to any Interested Stockholder or any affiliate of any Interested Stockholder in exchange for cash, securities or other property having an aggregate fair market value of $100 million or more;
(iv) the adoption of any plan or proposal for the liquidation or dissolution of Beverly proposed by any Interested Stockholder or any affiliate of any Interested Stockholder; or (v) any transaction that increases the proportionate share by more than one percent of the outstanding shares of any class of voting stock of Beverly or any subsidiary owned by any Interested Stockholder or any affiliate of any Interested Stockholder.

     With respect to the articles of the Beverly Certificate concerning prevention of greenmail and self-dealing, an Interested Stockholder is defined as any person (other than Beverly or any subsidiary) that is the beneficial owner, directly and indirectly, of five percent or more of the outstanding voting stock, or is an affiliate of Beverly and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock.

     The Capstone Certificate contains no similar provisions.

     Stockholder Rights Plan. Beverly has adopted a stockholder rights plan, which provides for the distribution of Beverly Common Stock to its holders of common stock in the event of certain takeover attempts ("Beverly Rights Plan"). The common stock purchase rights ("Rights") associated with the Beverly Rights Plan will be exchanged by Beverly stockholders along with the associated Beverly Common Stock in the event that the Merger is effected. In addition, New Beverly's Board of Directors is adopting a new rights plan with respect to the New Beverly Common Stock (the "New Beverly Stockholders' Rights Plan"). See "Description of New Beverly Capital Stock -- New Beverly Common Stock Purchase Rights" in the New Beverly Prospectus for an explanation of the stockholder rights plan and the preferred stock of Beverly. Capstone has not designated any series of preferred stock and has not adopted a stockholder rights plan.

     Delaware Business Combination Statute. Beverly, pursuant to the Beverly Bylaws, has elected not to be subject to Section 203 of the DGCL, the Delaware Business Combination Statute, which prohibits certain business combinations between a Delaware corporation and interested stockholders for a three-year period. Neither the Capstone Certificate nor the Capstone Bylaws contain a provision expressly electing that Capstone not be governed by Section 203 of the DGCL, and, therefore, Capstone remains generally subject to the statute.

     Other Measures. The Beverly Certificate abolishes stockholder ability to act by written consent in lieu of a meeting and does not authorize stockholders to call special meetings. Pursuant to the DGCL and the Capstone Certificate, Capstone stockholders may act by written consent in lieu of a meeting, and subsequent to the Closing, a special meeting may be called by holders of 25% or more of the shares entitled to vote at such meeting. See
"-- Stockholders -- Stockholder Action by Written Consent" and
"-- Stockholders -- Special Meetings of Stockholders." Capstone, however, will have a classified board of directors following the Closing, which may thwart or delay any attempted takeover of Capstone. See "-- Directors -- Classified Board of Directors."

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THE CHARTER AND BYLAWS OF NEW BEVERLY

     New Beverly, like Beverly and Capstone, is a Delaware corporation. The provisions of the New Beverly certificate of incorporation and New Beverly bylaws will be amended and restated by Beverly prior to the Distribution to duplicate the substance of the provisions of the Beverly Certificate and Beverly Bylaws, respectively, all as more fully described in the New Beverly Prospectus attached hereto as Annex A. Upon the consummation of the Distribution and the Merger, holders of Beverly Common Stock as of the Distribution Record Date will hold stock in two Delaware corporations.

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                            OTHER BEVERLY PROPOSALS

NEW BEVERLY 1997 LONG-TERM INCENTIVE PLAN

  General

     On May 29, 1997, the Board of Directors of New Beverly adopted the New Beverly 1997 Long-Term Incentive Plan (the "New Beverly 1997 Incentive Plan"). The Beverly Board of Directors, its Compensation Committee and Beverly, as sole stockholder of New Beverly prior to the Distribution, approved the New Beverly 1997 Incentive Plan and recommended its approval by Beverly stockholders at a meeting called to vote thereon. The Compensation Committee and Board of Directors of Beverly have determined that it is in the best interest of Beverly and its stockholders to seek approval from the Beverly stockholders of the New Beverly 1997 Incentive Plan in view of the federal tax provisions contained in
Section 162(m) of the Code. Under Code Section 162(m), New Beverly may be prohibited from deducting the expense of compensation accrued or paid to its chief executive officer and its four (4) other most highly-compensated officers ("Covered Participants") to the extent such compensation to any Covered Participant exceeds $1 million for any taxable year of New Beverly. An exception exists to this deduction limit for performance-based compensation such as an award granted under the New Beverly 1997 Incentive Plan, if, among other conditions, the specific terms of the performance-based compensation to such Covered Participants are disclosed to and approved by the Beverly stockholders. Stockholder approval of the New Beverly 1997 Incentive Plan is sought in order that awards granted under the New Beverly 1997 Incentive Plan will not count toward the $1 million deductible compensation limit under Code Section 162(m).

     The purpose of the New Beverly 1997 Incentive Plan is to allow New Beverly to attract and retain qualified officers, key employees and consultants and to provide these individuals with an additional incentive to devote themselves to the future success of New Beverly. Additionally, New Beverly believes that awards under the New Beverly 1997 Incentive Plan will more closely align the interests of its personnel with those of its stockholders. New Beverly will also use the New Beverly 1997 Incentive Plan to fulfill its obligations under the Employee Benefit Agreement with regards to Transferred Employees.

     The following is a description of the New Beverly 1997 Incentive Plan. The New Beverly 1997 Incentive Plan replaces Beverly's incentive plans that were available for the grant of incentive awards to officers and key employees of Beverly, pursuant to which awards were granted in the form of incentive and non-qualified stock options, stock appreciation rights ("SARs") and shares of restricted stock, all of which types of awards will continue to be available under the 1997 Plan, as well as several other types of equity-based incentives that were also available under Beverly's existing incentive plans, namely performance units, performance shares, phantom stock, unrestricted bonus stock and dividend equivalent rights. This description is qualified in its entirety by reference to the New Beverly 1997 Long-Term Incentive Plan, a copy of which is attached as Annex I.

     The New Beverly 1997 Incentive Plan thus continues the approach used in the adoption of Beverly's 1996 Long-Term Incentive Plan, and provides New Beverly with flexibility in structuring equity-based incentive compensation by making available types of incentive awards similar to those available under the prior plan. The Compensation Committees and Boards of Directors of both Beverly and New Beverly believe that a flexible plan is needed to continue providing equity-based incentives consistent with New Beverly's philosophy of linking executive compensation to total stockholder returns and the long-term financial performance of New Beverly.

  Plan Administration and Eligibility

     The New Beverly 1997 Incentive Plan will be administered by the Compensation Committee of New Beverly's Board of Directors (the "Committee") which shall consist of two or more directors designated by the Board of Directors, each of whom shall be a "Non-Employee Director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") or any similar rule which may subsequently be in effect ("Rule 16b-3") and each of whom is an "outside director" within the meaning of Code Section 162(m)(4)(C)(i) and the regulations promulgated thereunder. Subject to the provisions of the

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New Beverly 1997 Incentive Plan, the Committee has the power: (i) to determine the terms and conditions upon which Awards may be made and exercised; (ii) to determine all terms and provisions of each Agreement between New Beverly and any Participant to which an Award has been granted, which Agreement need not be identical for all types of Awards nor for the same type of Award to different Participants; (iii) to construe and interpret the Agreements and such Plan; (iv) to establish, amend or waive rules or regulations for such Plan's administration; (v) to accelerate the exercisability of any Award, the length of a Performance Period or the termination of any Period of Restriction and (vi) to make all other determinations and take all other actions necessary or advisable for the administration of the New Beverly 1997 Incentive Plan.

     With the exception that no person owning more than 5% of the voting power of New Beverly can participate in the New Beverly 1997 Incentive Plan, the Committee shall have sole and complete discretion in determining those key employees and other persons who shall participate in the New Beverly 1997 Incentive Plan. In addition, New Beverly options, restricted shares, performance shares and phantom units will be granted to persons holding Beverly options, restricted shares, performance shares or phantom units as the case may be, in substitution therefor, in accordance with the terms of the Employee Benefit Agreement. The Committee may delegate to the Chief Executive Officer of New Beverly the authority to make Awards to Participants who are not Executive Officers or Covered Participants (all as defined under the New Beverly 1997 Incentive Plan), subject to a fixed maximum award amount for such a group and a maximum award amount for any one Participant, as determined by the Committee.

  Shares Subject to the Plan

     Subject to adjustment for changes in the capital structure of New Beverly (such as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations) the aggregate number of shares of Common Stock of New Beverly (the "Shares") issuable as Awards under the New Beverly 1997 Incentive Plan is 10 million, provided, however, that no more than five million Shares may be issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Bonus Stock or Other Stock Unit Awards (all as defined under the New Beverly 1997 Incentive Plan). In addition, the maximum Award that may be granted to any Covered Participant, other than Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units, for any Performance Period is the lesser of 100% of the Covered Participant's base salary as of the first day of the Performance Period or $1 million. The maximum number of Shares subject to Options, Stock Appreciation Rights or Restricted Stock granted to any Covered Participant for any fiscal year is one million. Shares may be made available from the authorized, but unissued Shares or from Shares acquired by New Beverly including those purchased on the open market. Except as set forth below, Shares issued in connection with the exercise of, or as other payment for an Award will be charged against the total number of Shares issuable under the New Beverly 1997 Incentive Plan. If any option or other Award granted terminates, expires or lapses for any reason other than as a result of being exercised, or if Shares issued pursuant to an Award are forfeited, Shares subject to such Award will again be available for grant under the New Beverly 1997 Incentive Plan, except that any such Awards can not be used to increase the maximum Award available to any Covered Participant hereunder. Subject to the requirements of Rule 16b-3, if a Participant pays the Exercise Price (as defined in the New Beverly 1997 Incentive Plan) for an Option or other Award through the delivery of previously acquired Shares, the number of Shares available for Awards under the New Beverly 1997 Incentive Plan shall be increased by the number of Shares surrendered by the Participant.

  Options and Stock Appreciation Rights

     The New Beverly 1997 Incentive Plan authorizes the Committee to grant Options to Key Employees in the form of either ISOs (as defined in the New Beverly 1997 Incentive Plan) or NQSOs (as defined in the New Beverly 1997 Incentive Plan). The New Beverly 1997 Incentive Plan gives the Committee sole and complete discretion, subject to the ISO qualification requirements, in determining: (i) the type of Option granted; (ii) the duration of the Option;
(iii) the number of Shares to which an Option pertains; (iv) any conditions imposed on the exercisability of the Option; (v) the conditions under which the Option may be terminated and (vi) any such other provisions as may be warranted to comply with the laws or rules of any

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securities trading system or stock exchange. The Agreement shall specify whether the Option is intended to be an ISO or NQSO. The Exercise Price for any Option shall be determined by the Committee, at the time of grant, subject to the limitation that the Exercise Price shall not be less than 100% of Fair Market Value (as defined in the New Beverly 1997 Incentive Plan) on the Grant Date (as defined in the New Beverly 1997 Incentive Plan). The latter limitation shall not apply to options issued upon the assumption of or in substitution for options of another company with which New Beverly participates in an acquisition, separation, merger, or similar corporate transaction. Options granted under the New Beverly 1997 Incentive Plan may not be exercised after the expiration of ten years from the Grant Date.

     The New Beverly 1997 Incentive Plan permits Participants, with certain exceptions, to pay the Exercise Price in cash, delivery of Shares valued at Fair Market Value at the time of exercise or by a combination of the foregoing. Accordingly, a Participant who owns Shares may generally, and subject to the tax withholding requirements discussed below, by using Shares in payment of the Exercise Price, receive in one transaction or a series of essentially simultaneous transactions, without any cash payment of the Exercise Price, (i) Shares equivalent in value to the excess of the Fair Market Value over the Exercise Price specified in the Option, plus (ii) a number of Shares equal to that used to pay the Exercise Price. In addition, at the request of the Participant and subject to applicable laws and regulations, New Beverly may (but shall not be required to) cooperate in a broker-assisted exercise.

     The New Beverly 1997 Incentive Plan also authorizes the Committee to grant Stock Appreciation Rights to Key Employees. Stock Appreciation Rights may be granted in tandem with an Option, in addition to an Option or free standing Stock Appreciation Rights granted under the New Beverly 1997 Incentive Plan may not be exercised after the expiration of ten years from the Grant Date. The Exercise Price of each Stock Appreciation Right (as defined in the New Beverly 1997 Incentive Plan) shall be determined on the Grant Date by the Committee, subject to the limitation that the Exercise Price shall not be less than 100% of Fair Market Value on the Grant Date.

     Upon the exercise of a Stock Appreciation Right, the Participant is entitled to receive an amount for each right equal to the excess of the Fair Market Value of that number of Shares subject to the Stock Appreciation Right over its Exercise Price on the date of exercise. Payment to a Participant upon exercise of a Stock Appreciation Right shall be made in the form of cash, Shares or a combination thereof as determined in the sole and complete discretion of the Committee. If any payment in the form of Shares results in a fractional share, such payment for a fractional share shall be made in cash.

  Restricted Stock or Restricted Stock Units

     The New Beverly 1997 Incentive Plan authorizes the Committee to grant Restricted Stock and Restricted Stock Units to such Participants and in such amounts and for such duration of the Period of Restriction and/or conditions of removal of restrictions as it shall determine. Participants receiving Restricted Stock and Restricted Stock Units are not required to pay New Beverly therefor (except for applicable tax withholding). The Period of Restriction, the conditions which must be satisfied prior to removal of the restriction, and the number of Shares of Restricted Stock or the number of Restricted Stock Units to be granted and such other provisions as the Committee shall determine shall be evidenced by an Agreement. The Committee may specify, but is not limited to the following types of restrictions in the Agreement: (i) restrictions on acceleration or achievement of terms of vesting based on any one or more of the following business or financial goals of New Beverly: absolute or relative increases in total stockholder return, economic value added, return on capital employed, revenues, sales, net income, earnings per share, return on equity, cash flow, operating margin, or net worth of New Beverly, any of its subsidiaries, divisions, or other areas of New Beverly (the "Performance Goals"), and (ii) any further restrictions that may be advisable under the law including requirements set forth in the Exchange Act, the Securities Act, any securities trading system or stock exchange upon which such Shares are listed. Except where performance-based conditions or restrictions are placed on the grant, the minimum Period of Restriction shall be three (3) years, which Period of Restriction would permit the removal of restrictions on no more than one-third of the Restricted Stock or Restricted Stock Units at the end of the first year following the Grant Date, and the removal of the restrictions on an additional one-third at the end of each subsequent year. If there are performance-based conditions

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placed on the grant of Restricted Stock or Restricted Stock Units, the total
Period of Restriction shall be no less than one year from the Grant Date. Except in the event of the death or Disability (as defined in the New Beverly 1997 Incentive Plan) of the Participant, or a Change in Control (as defined in the New Beverly 1997 Incentive Plan) of New Beverly, no restrictions may be removed from Restricted Stock or Restricted Stock Units during the first year following the Grant Date. Except as specifically provided in the New Beverly 1997 Incentive Plan, the Committee shall have no authority to reduce or remove the restrictions or to reduce or remove the Period of Restriction without the express consent of the stockholders of New Beverly. During the Period of Restriction, Participants in whose name Restricted Stock is granted may exercise full voting rights with respect to those Shares and are entitled to receive all dividends and other distributions paid with respect to those Shares.

  Performance Awards

     The New Beverly 1997 Incentive Plan authorizes the Committee to grant Performance Awards in the form of either Performance Units or Performance Shares subject to such Performance Goals (as defined in the New Beverly 1997 Incentive
Plan) and Performance Period (as defined in the New Beverly 1997 Incentive Plan) as the Committee shall determine. The Committee shall set Performance Goals at its discretion for each Participant who is granted a Performance Award. The extent to which such Performance Goals are met will determine the value of the Performance Unit or Performance Share to the Participant. Such Performance Goals may be particular to a Participant, may relate to the performance of the subsidiary which employs him or her, may be based on the division which employs him or her, may be based on the performance of New Beverly generally, or any combination of the foregoing. Upon the completion of the Performance Period, the Committee shall determine the value to the Participant of the Performance Unit or Performance Shares based on the degree to which the Performance Goals have been satisfied. Payment for the settlement of a Performance Award shall be made in cash, Shares, or any combination thereof, as determined by the Committee.

  Bonus Stock

     The New Beverly 1997 Incentive Plan authorizes the Committee to grant Shares of Bonus Stock (as defined in the New Beverly 1997 Incentive Plan) to Key Employees without cash consideration. The Committee may grant Bonus Stock unencumbered of any restrictions (other than those advisable to comply with law) or subject to restrictions and limitations similar to those for Performance Awards.

  Other Stock Unit Awards

     In order to enable the Committee to respond quickly to significant developments and applicable tax or other legislation and regulations and interpretations thereof and to develop compensation packages that it believes will most effectively motivate and reward Key Employees, the New Beverly 1997 Incentive Plan permits the Committee to grant to Participants Awards of Shares or other securities that are valued by reference to or otherwise are based, in whole or in part, on the value of the underlying Shares or other securities. The Committee may determine that an Award in the form of Other Stock Unit Awards or awards otherwise granted pursuant to the New Beverly 1997 Incentive Plan may provide the Participant (i) dividends or dividend equivalents and (ii) cash payments in lieu of or in addition to an Award. The Committee, in its sole and complete discretion, shall determine the terms, restrictions, conditions, vesting requirements and payment provisions of the Award. Shares granted pursuant to Other Stock Unit Awards may be issued for no cash consideration or such minimum consideration as may be required by applicable law. The Committee may establish Performance Goals that relate in whole or in part to receipt of the Other Stock Unit Award and subject the Other Stock Unit Award to a deferred payment schedule and/or vesting over a specified employment period. The Committee, as a result of certain circumstances, may waive or otherwise remove, in whole or in part, any restriction or condition imposed on an Other Stock Unit Award on the Grant Date.

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  Change in Control

     For the purposes of the New Beverly 1997 Incentive Plan, a "Change in Control" means the occurrence of any of the following events: (i) any person, corporation or other entity or group including any "group" as defined in Section 13(d)(3) of the Exchange Act, becomes the beneficial owner of Shares having 30% or more of the total number of votes to be cast for the election of directors of New Beverly; or (ii) as a result of, or in connection with, any tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing (a "Transaction"), the persons who were directors of New Beverly before the Transaction shall cease to constitute a majority of the Board of Directors of New Beverly or any successor to New Beverly or its assets; or (iii) if at any time, (1) New Beverly shall consolidate with, or merge with, any other Person (within the meaning of Section 3(a)(9) of the Exchange Act) and New Beverly shall not be the continuing or surviving corporation, (2) any Person shall consolidate with, or merge with, New Beverly, and New Beverly shall be the continuing or survivor corporation and in connection therewith all or part of the outstanding Stock shall be changed into or exchanged for stock or other securities of any Person or cash or any other property, (3) New Beverly shall be a party to a statutory share exchange with any other Person after which New Beverly is a Subsidiary of any other Person or
(4) New Beverly shall sell or otherwise transfer 50% or more of the assets or earnings power of New Beverly and its Subsidiaries (taken as a whole) to any Person or Persons; provided, however, that notwithstanding anything to the contrary set forth in such plan, a Change in Control shall not include either
(a) the Distribution or Merger, or (b) any transfer to a consolidated subsidiary, reorganization, spin-off, split-up, distribution, or other similar or related transaction(s) or any combination of the foregoing in which the core business and assets of New Beverly and its subsidiaries (taken as a whole) are transferred to another entity ("Controlled") with respect to which (1) the majority of the Board of Directors of New Beverly (as constituted immediately prior to such transaction(s)) also serve as directors of Controlled and immediately after such transaction(s) constitute a majority of Controlled's board of directors and (2) more than 70% of the shareholders of New Beverly (immediately prior to such transaction(s)) become shareholders or other owners of Controlled and immediately after the transaction(s) control more than 70% of the ownership and voting rights of Controlled.

     In the event of a Change in Control, the New Beverly 1997 Incentive Plan permits the Committee to accelerate the payment or vesting of and release any restrictions on any Awards.

  Federal Income Tax Considerations

     The discussion which follows is a summary, based on current law, of some of the significant federal income tax considerations relating to Awards under the New Beverly 1997 Incentive Plan. These rules are highly technical and subject to change. The following discussion is limited to the Federal income and certain employment tax rules relevant to New Beverly and to individuals who are citizens or residents of the United States. The discussion does not address the State, local or foreign income tax rules relevant to Awards or other U.S. tax provisions such as estate and gift taxes. Participants are urged to consult their personal tax advisors with respect to the federal, state, local and foreign tax consequences relating to Awards.

        Incentive Stock Options (ISOs). A Participant who is granted an ISO recognizes no ordinary income upon grant or exercise of the ISO. However, the excess of the Fair Market Value of the Shares on the date of exercise over the Exercise Price is an item includable in the Participant's alternative minimum taxable income. A Participant may be required to pay an alternative minimum tax even though the Participant receives no cash upon exercise of the ISO with which to pay such tax. If a Participant holds the Shares acquired upon exercise of the ISO for at least two years from the date of grant of the ISO and at least one year following the exercise (the "Statutory Holding Periods"), the Participant's gain, if any, upon a subsequent disposition of such Shares, is taxed as long-term capital gain. If a Participant disposes of the Shares acquired pursuant to the exercise of an ISO before satisfying the Statutory Holding Periods (a "Disqualifying Disposition"), the Participant will no longer be entitled to favorable tax treatment under the ISO rules. The amount of compensation income resulting from a Disqualifying Disposition generally equals the excess of (i) the lesser of the amount realized on the disposition or the Fair Market Value of the Shares on the exercise date over (ii) the Exercise Price. The balance of the gain realized on such a disposition, if any, is a long- or a

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

short-term capital gain depending on whether the Shares have been held for more than one year following the exercise of the ISO.

     Special rules apply for determining a Participant's tax basis in and holding period for Shares acquired on the exercise of an ISO if the Participant pays the Exercise Price of the ISO in whole or in part with previously-owned Shares. Under these rules, the Participant does not recognize any income or loss from the delivery of Shares (other than Shares previously acquired through the exercise of an ISO and not held for the Statutory Holding Periods) in payment of the Exercise Price. The Participant's tax basis in and holding period for the newly-acquired Shares will be determined as follows: (for capital gain, but not Disqualifying Disposition purposes) as to the number of newly-acquired Shares equal to the previously-owned Shares delivered, the Participant's tax basis in and holding period for the newly-acquired Shares will be equal to that of the previously-owned Shares delivered; as to each remaining newly-acquired Share, the Participant's basis will be zero (or, if part of the Exercise Price is paid in cash, the amount of such cash divided by the number of such remaining newly-acquired Shares) and the Participant's holding period will begin on the date such Share is transferred. Under proposed regulations, any Disqualifying Disposition is deemed made from Shares with the lowest basis first. If a Participant pays the Exercise Price of an ISO, in whole or in part, with previously-owned Shares that were acquired upon the exercise of an ISO and that have not been held for the Statutory Holding Periods, the Participant will recognize compensation income (but not capital gain) under the rules applicable to Disqualifying Dispositions.

     New Beverly is not entitled to any deduction with respect to the grant or exercise of an ISO or the subsequent disposition by the Participant of the Shares acquired if the Participant satisfies the Statutory Holding Periods. If these holding periods are not satisfied, New Beverly is entitled to a deduction in the year the Participant makes a Disqualifying Disposition of the Stock in an amount equal to the Participant's compensation income.

        Non-Qualified Stock Options (NQSOs). A Participant who is granted a NQSO recognizes no income upon the grant of the NQSO. At the time of exercise, however, the Participant recognizes compensation income equal to the difference between the Exercise Price and the Fair Market Value of the Shares received on the date of exercise. This income is subject to income and employment tax withholding. New Beverly is entitled to an income tax deduction corresponding to the compensation income recognized by the Participant.

     When a Participant disposes of Stock received upon the exercise of a NQSO, the Participant will recognize capital gain or loss equal to the difference between the sales proceeds received and the Participant's basis in the Stock sold. The Participant's capital gain or loss will be long-or short-term depending on whether the Stock sold was held more than one year. New Beverly will not receive a deduction for any capital gain recognized by the Participant.

     If a Participant pays the Exercise Price for a NQSO entirely in cash, the Participant's tax basis in the Stock received equals the Stock's Fair Market Value on the Exercise Date, and the Participant's holding period begins on the day after the Exercise Date. If however, a Participant pays the Exercise Price of a NQSO, in whole or in part, with previously-owned Shares, then the Participant's tax basis in and holding period for the newly-acquired Shares will be determined as follows: as to the number of newly-acquired Shares equal to the previously-owned Shares delivered, the Participant's basis in and holding period for the previously-owned Shares will carry over to the newly-acquired Shares on a share-for-share basis; as to each remaining newly-acquired Share, the Participant's basis will be equal to the Share's value on the Exercise Date, and the Participant's holding period will begin on the day after the Exercise Date.

        Stock Appreciation Rights. A Participant who is granted a Stock Appreciation Right recognizes no income upon the grant of the Stock Appreciation Right. At the time of exercise, however, the Participant shall recognize compensation income equal to the cash received and the Fair Market Value of any Stock received. This income is subject to withholding. New Beverly is entitled to an income tax deduction corresponding to the compensation income recognized by the Participant. Any Shares received upon exercise of a Stock Appreciation Right will have a tax basis equal to their Fair Market Value on the date received.

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

        Restricted Stock. A Participant who is granted Restricted Stock may file a Section 83(b) Election with the IRS to have the grant taxed as compensation income at the date of receipt, with the result that any future appreciation (or depreciation) in the value of the Shares granted shall be taxed as capital gain (or loss) on a subsequent sale of the Shares. However, if the Participant does not make a Section 83(b) Election, then the grant shall be taxed as compensation income at its Fair Market Value on the date that the restrictions imposed on the Shares expire. Unless a Participant makes a Section 83(b) Election, any dividends paid on the Stock subject to the restrictions is compensation income to the Participant and is compensation expense to New Beverly. Any compensation income a Participant recognizes from a grant of Restricted Stock is subject to income and employment tax withholding. Subject to the limitations of Section 162(m), if applicable, New Beverly is generally entitled to an income tax deduction for any amounts which are taxed as compensation income to the Participant.

        Performance Awards, Bonus Stock and Other Stock Unit Awards. The grant of a Performance Award, Bonus Stock or an Other Stock Unit Award with Performance Goals and a Performance Period does not generate taxable income to the Participant or an income tax deduction to New Beverly. Upon achievement of the Performance Goals and the passage of the Performance Period, any cash and the Fair Market Value of any Stock received as payment in respect of a Performance Award, Bonus Stock or Other Stock Unit Award will constitute ordinary income to the Participant. The Participant's income is subject to income and employment tax withholding. Subject to the limitations of Section 162(m), if applicable, New Beverly is generally entitled to an income tax deduction for any amounts which are taxed as compensation income to the Participant.

        Deduction Limitations. Section 162(m) of the Internal Revenue Code prohibits New Beverly from deducting annual compensation paid to any Covered Participant in excess of $1,000,000, including the compensatory element of any Awards granted or issued by New Beverly to its Covered Participants. However, an exemption exists for qualified performance-based compensation, whereby such compensation is exempt from the $1,000,000 limit, but only if (i) the performance goals are determined by a compensation committee of the Board of Directors which is comprised solely of two or more outside directors, (ii) the material terms under which the remuneration is to be paid, including the performance goals, are disclosed to stockholders and approved by a majority of the vote in a separate stockholder vote before the payment of such remuneration and (iii) before any payment of such remuneration, the compensation committee referred to in (i) above certifies that the performance goals and any other material terms were in fact satisfied. New Beverly believes that the New Beverly 1997 Incentive Plan and the grant of stock options, SAR's and certain performance-based stock incentives granted thereunder will satisfy the applicable requirements of the performance-based pay exemption of Section 162(m) of the Code and that therefore payments under the New Beverly 1997 Incentive Plan attributable to the exercise of stock options, SAR's and certain other performance-based stock incentives will be exempt from the $1,000,000 deduction limit.

     In addition, if the individual Agreements pursuant to which the Committee grants specific Awards provide for accelerated vesting, lapse of restrictions, deemed satisfaction of performance goals, or payment of an Award in connection with a Change in Control, then certain amounts with respect to such an Award may constitute an "excess parachute payment" under the golden parachute provisions of the Code. Pursuant to Section 4999 of the Code, a Participant will be subject to a nondeductible 20 percent excise tax on any "excess parachute payment", and, pursuant to Section 280G of the Code, New Beverly will be denied any deduction with respect to such excess parachute payment. In addition, the $1,000,000 deduction limitation under Code Section 162(m) shall be reduced by any deduction disallowed under the golden parachute rules.

     THE BOARD OF DIRECTORS OF BEVERLY RECOMMENDS TO THE HOLDERS OF BEVERLY COMMON STOCK THE ADOPTION AND APPROVAL OF THE NEW BEVERLY 1997 LONG-TERM INCENTIVE PLAN.

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

NEW BEVERLY NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

  General

     On May 29, 1997, the New Beverly Board of Directors unanimously adopted the New Beverly Non-Employee Directors Stock Option Plan (the "New Beverly Directors Option Plan"). The Beverly Board of Directors, its Compensation Committee and Beverly, as the sole stockholder of New Beverly before the Distribution, approved the New Beverly Directors Option Plan and recommended its approval by Beverly stockholders at a meeting called to vote thereon. Non-Employee Directors are not eligible to participate under the New Beverly 1997 Incentive Plan, which is also being considered by Beverly stockholders.

     The purpose of New Beverly Directors Option Plan is to build a proprietary interest among the Non-Employee Directors on the New Beverly Board, and thereby secure for New Beverly stockholders the benefits associated with stock ownership by those who will oversee New Beverly's future growth and success. The major provisions of the New Beverly Directors Option Plan are described below.

     The following description of the New Beverly Directors Option Plan is qualified in its entirety by reference to the New Beverly Holdings, Inc. Non-Employee Directors' Stock Option Plan, a copy of which is attached as Annex J hereto.

  Eligibility

     Each member of the Board of Directors of New Beverly who is not an employee of New Beverly, or any subsidiary or affiliate of New Beverly, will be eligible to receive a grant of stock options under the New Beverly Directors Option Plan. The eligible status of such a director will terminate as to future stock option grants at the time the individual ceases to be a director, or the individual becomes an employee of New Beverly, or any subsidiary or affiliate of New Beverly.

  Administration

     The New Beverly Directors Option Plan will be administered by the Board of Directors of New Beverly. The Board of Directors has full power to administer and interpret the New Beverly Directors Option Plan to carry out its purpose. It is expected that the Board of Directors will designate New Beverly personnel to assist it in carrying out its responsibilities under the New Beverly Directors Option Plan.

     The members of the New Beverly Board of Directors will be indemnified by New Beverly against liabilities and expenses, including attorneys' fees, which they may reasonably incur in the defense of any action, suit or proceeding to which they may be a party by reason of any action taken or failure to act under the New Beverly Directors Option Plan.

  Options; Exercise Price

     Each eligible Non-Employee Director under the New Beverly Directors Option Plan is automatically granted an option to purchase 2,500 shares of New Beverly Common Stock on June 1 of each year during the term of the New Beverly Directors Option Plan, with the first option grant scheduled for June 1, 1998. The maximum number of shares available for grant and issuance under the New Beverly Directors Option Plan is 300,000.

     All options under the New Beverly Directors Option Plan are granted at 100 percent of the fair market value of New Beverly Common Stock on the relevant grant date.

     In the case of events such as stock dividend, stock splits, recapitalizations, or other changes in New Beverly's capitalization, an automatic adjustment will be made to the number of unexercised shares, the number of shares to be granted in the future, and the aggregate number of shares which are available for option grants under the New Beverly Directors Option Plan. The automatic adjustment is designed to ensure that the eligible Non-Employee Directors maintain the same proportionate position after the particular event as before the event.

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

     An option granted under the New Beverly Directors Option Plan may be evidenced by a written instrument describing the terms and conditions of the grant. Options granted under the New Beverly Directors Option Plan are not assignable or transferable by the eligible Non-Employee Director, other than by will or the laws of descent and distribution, or under a qualified domestic relations order. During the Non-Employee Director's lifetime, an option is exercisable only by the Non-Employee Director, or, in the case of an incapacity, by a person properly appointed to act on the Non-Employee Director's behalf.

  Vesting; Exercise of Options

     Each option granted under the New Beverly Directors Option Plan becomes exercisable on the June 1 following its grant. For example, options granted on June 1, 1998 are scheduled to become exercisable on June 1, 1999.

     An option becomes immediately exercisable upon the death or disability of a Non-Employee Director prior to the scheduled exercise date for the option. An option becomes immediately exercisable in the event of a "Change in Control" of New Beverly, which is defined in the New Beverly Directors Option Plan.

     When the eligibility of a Non-Employee Director ceases for a reason other than death, disability, or a Change in Control, options which are not exercisable at that time are forfeited; and exercisable options must be exercised within ninety days from the date the Non-Employee Director loses eligible status.

     Options may be exercised by the delivery of cash or shares of Common Stock owned for more than six months, or any combination of such forms of payment.

  Term of Plan and Option

     Unless terminated earlier by the Board of Directors, the New Beverly Directors Option Plan will terminate on December 31, 2007. Options granted prior to such termination date continue to be exercisable in accordance with the terms of the New Beverly Directors Option Plan.

     Each option granted under the New Beverly Directors Option Plan will automatically expire ten years from the date the option is granted.

  Amendment and Termination of the Plan

     The Board of Directors may amend, terminate, or modify the New Beverly Directors Option Plan at any time without stockholder approval, including amendments necessary to conform with Rule 16b-3, unless the particular amendment or modification requires stockholder approval under Section 16 of the Exchange Act, the Code, under the rules and regulations of the exchange or system on which the Common Stock is listed or reported, or pursuant to other applicable laws, rules or regulations.

FEDERAL INCOME TAX CONSEQUENCES

     A Non-Employee Director who is granted a stock option under the New Beverly Directors Option Plan will not recognize taxable income at the time of the grant, but will generally recognize income upon the exercise of the stock option. The amount of income recognized upon the exercise of the stock option will be measured by the excess, if any, of the fair market value of the shares of Common Stock at the time of exercise over the exercise price. New Beverly will generally be entitled to a corresponding deduction for the amount of income recognized by the Non-Employee Director.

     The foregoing does not purport to be a complete summary of the federal income tax considerations that are relevant to stock options granted under the New Beverly Directors Option Plan. Additionally, the tax consequences under applicable state, local or foreign tax laws may not be the same as under the federal income tax laws.

     THE BOARD OF DIRECTORS OF BEVERLY RECOMMENDS TO THE HOLDERS OF BEVERLY COMMON STOCK THE ADOPTION AND APPROVAL OF THE NEW BEVERLY NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN.

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                            OTHER CAPSTONE PROPOSALS

AMENDMENT TO CERTIFICATE OF INCORPORATION (THE "AMENDMENT PROPOSAL")

     On May 28, 1997, Capstone's Board of Directors unanimously approved the adoption of an amendment to Capstone's Certificate of Incorporation (the "Amendment") under which the number of authorized shares of Capstone's Common Stock would be increased from 50 million to 300 million. The Amendment provides for changing the name of the Surviving Corporation to PharMerica, Inc. In addition, the Amendment provides for a "classified" or "staggered" Board of Directors pursuant to which the Board will be divided into three classes as equal in number as possible and one class of directors will be nominated and elected each year, to hold office for three years. The Amendment also will increase to 25% the percentage of outstanding shares of Capstone Common Stock that must be held by stockholders calling for a special meeting of the Capstone stockholders and further provides that business conducted at special meetings of the Capstone stockholders must be limited to the business described in the notice of such meeting. The Capstone Board of Directors determined that the Amendment is advisable and directed that the Amendment be considered at the Capstone Special Meeting. A copy of the proposed Amendment is attached hereto as Annex G.

     Capstone's Certificate of Incorporation currently authorizes 50 million shares of Capstone Common Stock. The Certificate of Incorporation does not provide for cumulative voting, and there are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to the Capital Stock. If the Amendment is adopted, the Board of Directors of Capstone will be permitted to issue the authorized shares of Capstone Common Stock without further stockholder approval, except to the extent otherwise required by law or by a stock exchange or stock market on which the Common Stock is listed or traded at the time. The Capstone Common Stock is presently quoted on the Nasdaq Stock Market. Additional shares of Capstone Common Stock for which authorization is sought, when issued, would have the same rights and privileges as the shares of Capstone Common Stock now outstanding.


     As of October 13, 1997, there were 34,976,642 shares of Capstone Common Stock issued and outstanding and an aggregate of approximately 6 million shares of Capstone Common Stock reserved for issuance under outstanding stock options and pursuant to various warrants exercisable for Capstone Common Stock. There are an additional approximately 2.4 million shares reserved for issuance pursuant to option and stock purchase plans. There are no shares of Preferred Stock issued and outstanding.


     The Amendment is being made in connection with the Merger and will not become effective even if approved by the Capstone stockholders unless the Merger Proposal is approved and the Merger is consummated. The Board of Directors recommends the increase in authorized shares of Capstone Common Stock in order to issue the Capstone Common Stock in the Merger and to enable Capstone to have greater flexibility to issue additional shares in connection with any future stock splits; dividends; equity financings; business acquisitions; stock option, stock purchase and other employee benefit plans; and general corporate purposes.

     The additional authorized shares of Capstone Common Stock will be available for issuance at such times and for such proper corporate purposes as the Capstone Board of Directors may approve. Depending upon the nature and terms thereof, such transactions could enable the Capstone Board to render more difficult or discourage an attempt by a third party to obtain control of Capstone. For example, the issuance of shares of Capstone Common Stock in a public or private sale would increase the number of Capstone's outstanding shares, thereby diluting the interest of a party seeking to acquire control of Capstone. Issuances of additional shares, depending upon their timing and circumstances, may dilute earnings per share and decrease the book value per share of shares theretofore outstanding, and each stockholder's percentage ownership of Capstone may be proportionately reduced.

     A majority of the shares of Capstone Common Stock outstanding and entitled to vote at the Capstone Special Meeting is required to amend Capstone's Certificate of Incorporation. Counsel has agreed to vote all of its shares in favor of the Amendment Proposal. THE CAPSTONE BOARD OF DIRECTORS HAS APPROVED THE AMENDMENT TO CAPSTONE'S CERTIFICATE OF INCORPORATION AND

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

RECOMMENDS THAT ALL CAPSTONE STOCKHOLDERS VOTE IN FAVOR OF THE AMENDMENT
PROPOSAL.

AMENDMENT OF 1995 INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN (THE "CAPSTONE INCENTIVE PLAN PROPOSAL")


     On September 23, 1997, the Capstone Board approved an amendment to the Company's 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel and Directors ("Capstone Incentive Plan") to increase the number of shares of Common Stock reserved for issuance from 4 million shares to 10 million shares, to provide for granting of phantom shares and to facilitate the assumption of Beverly options held by Retained Employees. The Capstone Board has adopted the amendment in part to have additional flexibility in providing incentives to directors and employees following the Merger. Following the Merger there will be approximately directors and employees eligible to be granted options under the Capstone Incentive Plan.


     During Capstone's fiscal year ended December 31, 1996, options to purchase 1,477,334 shares at exercise prices of $8.50, 10.13, 10.50 and 11.00 per share were granted under the Capstone Incentive Plan to employees of Capstone. Since January 1, 1997 options to purchase 40,000 shares at an exercise price of $11.50 per share were granted under the Capstone Incentive Plan. The outstanding options have expiration dates ranging from July 2005 to January 2007.


     Capstone will assume Beverly options with respect to approximately 700,000 shares of Beverly Common Stock, subject to certain adjustments. If such adjustments had been made on October 13, 1997, Capstone estimates that the options would have converted into options covering approximately one million shares of Capstone Common Stock. The options issued to replace the assumed options will be fully vested and will have the same terms and conditions as the assumed options.


     The Capstone Incentive Plan provides that the exercise price of an option must not be less than the fair market value of the Capstone Common Stock on the trading day next preceding the date of grant. Payment for shares of Capstone Common Stock to be issued upon exercise of an option may be made either in cash, Capstone Common Stock or any combination thereof, at the discretion of the option holder.

     The maximum term of any option granted pursuant to the Capstone Incentive Plan is ten years. Options are nontransferable, other than by will, the laws of descent and distribution or pursuant to certain domestic relations orders. Shares subject to options granted under the Capstone Incentive Plan which expire, terminate or are canceled without having been exercised in full become available again for option grants.

     The Disinterested Stock Option Plan Committee of the Capstone Board currently administers the plan. Subject to certain limitations, the Capstone Board and its Committee have the authority to determine the recipients of, as well as the exercise prices, exercise periods, length and other terms of, stock options granted pursuant to the Capstone Incentive Plan. In making such determinations, the Capstone Board may take into account the nature of the services rendered or to be rendered by option recipients, and their past, present or potential contributions to Capstone.

     The number of shares of Capstone Common Stock which may be granted under the Capstone Incentive Plan or under any outstanding options will be proportionately adjusted, to the nearest whole share, in the event of any stock dividend, stock split, share combination or similar recapitalization involving the Capstone Common Stock or any spin-off, spin-out or other significant distribution of Capstone's assets to its stockholders for which Capstone receives no consideration.

     Generally, no option may be exercised until the holder has been employed by Capstone or one of its subsidiaries continuously for at least three months from the date of grant. In the event the option holder is terminated as an employee by reason of disability or death, the holder or his or her representative may exercise the option for a period of 12 months following such termination unless the Capstone Board elects, in its sole discretion, to extend the exercise period. If the employment of an option holder is terminated for "cause," as defined in the Capstone Incentive Plan, the unexercised options expire. In the event the option holder is terminated as an employee for any reason other than disability, death or cause, the holder may exercise his or her option for a period of three months following termination, unless extended by agreement of Capstone.

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

     In the event of a dissolution or sale of all or substantially all of the assets of Capstone, or a merger or consolidation in which Capstone is not the surviving corporation, each outstanding option will terminate, unless there is an express assumption of the option by the surviving corporation. However, as to any option which is to so terminate, each holder will have the right immediately prior to the dissolution, sale, merger or consolidation to exercise his or her options, in whole or in part.

     Federal Income Tax Consequences. Either nonqualified or incentive stock options may be granted under the Capstone Incentive Plan. No federal income tax consequences occur to either Capstone or the optionee upon Capstone's grant or issuance of a stock option under the Capstone Incentive Plan. Upon an optionee's exercise of a stock option, the optionee will recognize ordinary income in an amount equal to the difference between the fair market value of the stock purchased pursuant to the exercise of the option and the exercise price of the option. However, if the stock purchased upon exercise of the option is not transferable or is subject to a substantial risk of forfeiture, then the optionee will not recognize income until the stock becomes transferable or is no longer subject to such a risk of forfeiture (unless the optionee makes an election under Code Section 83(b) to recognize the income in the year of exercise, which election must be made within 30 days of the option exercise). Capstone will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee in the year in which such income is recognized by the optionee. Upon a subsequent disposition of the stock, the optionee will recognize capital gain to the extent the sales proceeds exceed the optionee's cost of the stock plus the previously recognized ordinary income.

     Incentive stock options granted under the Capstone Incentive Plan are intended to qualify for favorable tax treatment under Code Section 422. No individual may be granted incentive stock options under the Capstone Incentive Plan exercisable for the first time during any calendar year and having an aggregate fair market value in excess of $100,000. If the recipient of an incentive stock option disposes of the underlying shares before the end of certain holding periods (essentially the later of one year after the exercise date or two years after the grant date), he or she will generally recognize ordinary income in the year of disposition in an amount equal to the difference between his or her purchase price and the fair market value of Capstone Common Stock on the exercise date. If a disposition does not occur until after the expiration of the holding periods, the recipient will generally recognize a capital gain equal to the excess of the disposition price over the price paid by the recipient on the exercise date. Capstone generally will not be entitled to a tax deduction for compensation expense on account of the original sales to employees, but may be entitled to a deduction if a participant disposes of stock received upon exercise of an incentive stock option under the Capstone Incentive Plan prior to the expiration of the holding periods.

     The amendment provides for granting of phantom shares to directors and eligible employees at the discretion of the Committee in the amounts and on such terms as determined at the discretion of the Committee. A phantom share represents the right to receive (upon vesting) a payment equal to the value of a share of Capstone Common Stock on such date reduced by an amount, if any, set by the Committee in connection with the grant. Phantom shares do not give the holder any rights as a stockholder or any right to receive Capstone Common Stock. Phantom shares are intended to convey an economic benefit, typically tied to a rise in the company's stock price, without any underlying equity interest. Payments made in settlement of phantom shares generally result in ordinary income to the recipient and Capstone will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient.

     The foregoing summary is not intended to be a complete discussion of tax treatment related to the Capstone Incentive Plan. Participants should contact their personal tax advisors for advice on the Capstone Incentive Plan.

     The Capstone Incentive Plan Proposal is being adopted in connection with the Merger and will not be implemented, even if approved by the Capstone stockholders, unless the Merger Proposal is approved and the Merger is consummated.

     A copy of the proposed amendment to the Capstone Incentive Plan is attached hereto as Annex H.

     A majority of the shares of Capstone Common Stock present or represented by proxy at the Capstone Special Meeting and entitled to vote is required to adopt the Capstone Purchase Plan. Counsel has expressed its intention to vote all of its shares in favor of the Capstone Incentive Plan Proposal.

     THE CAPSTONE BOARD OF DIRECTORS HAS APPROVED THE ADOPTION OF THE AMENDMENT TO THE CAPSTONE INCENTIVE PLAN AND RECOMMENDS THAT ALL CAPSTONE STOCKHOLDERS VOTE IN FAVOR OF ADOPTION OF THE CAPSTONE INCENTIVE PLAN PROPOSAL.

ADOPTION OF AMENDMENT TO 1996 STOCK PURCHASE PLAN (THE "CAPSTONE PURCHASE PLAN PROPOSAL")


     On September 5, 1997, the Board of Directors approved the adoption of an Amended and Restated Capstone 1996 Employee Stock Purchase Plan (as amended, the "Capstone Purchase Plan") to, among other things, increase the number of shares of Capstone Common Stock reserved for issuance from 200,000 to 400,000. The first Plan Year ends December 31, 1997 and, thus, no stock has been issued pursuant to the Capstone Purchase Plan as of the date hereof. It is currently estimated that substantially all of the Surviving Corporation's employees will be eligible to participate following the Merger.


     The amendment to the Capstone Purchase Plan is being adopted in connection with the Merger and will not be implemented, even if approved by the Capstone stockholders, unless the Merger Proposal is approved and the Merger is consummated.

     Each "Plan Year" of the Capstone Purchase Plan begins on January 1 and ends December 31. Pursuant to the Capstone Purchase Plan employees can, through payroll withholdings, purchase Capstone Common Stock at a price per share equal to 85% of the lower of the closing market price of Capstone Common Stock on either the first or last business day of the Plan Year.

     Employees may not be granted a right under the Capstone Purchase Plan to purchase Capstone Common Stock, during a calendar year, in excess of a total fair market value of $25,000 or be granted a right to purchase Capstone Common Stock if, following such grant, the employee would beneficially own 5% or more of the total voting power or value of all classes of Capstone Stock. Rights acquired under the Capstone Purchase Plan are not transferable.

     The Capstone Purchase Plan is administered by the Capstone Board of Directors. The authority to administer the Capstone Purchase Plan includes the authority (i) to interpret the Capstone Purchase Plan and decide any matters arising thereunder, and (ii) to adopt such rules and regulations, not inconsistent with the provisions of the Capstone Purchase Plan, as the Capstone Board may deem advisable to carry out the purpose of the plan. The Capstone Purchase Plan is to continue from year to year, however, the Capstone Board of Directors may discontinue it at any time.

     Upon termination of employment, other than by death, retirement or long-term disability, an employee immediately ceases participation in the Capstone Purchase Plan and the Company will pay to the employee the balance of any contributions made to the plan on behalf of the employee. Upon termination of employment due to death, retirement or long-term disability, the employee or his estate may elect to be paid the balance of any contributions made to the Capstone Purchase Plan on behalf of the employee. If no such election is made, such balance will be used to purchase Capstone Common Stock on behalf of the employee or his estate in the normal course under the plan.

     Federal Income Tax Consequences. The ability of employees to purchase stock under a stock purchase plan is treated as a type of stock option right, where the option is viewed as granted at the beginning of an offering period, and where the exercise of the option occurs on the date the stock is purchased under the terms of the plan. The federal income tax consequences of the grant and exercise of stock options under an employee stock purchase plan (as defined in Section 423 of the Code) and the subsequent disposition of shares acquired under such options, are summarized below.

     The employee is not taxed at the time of the grant of his or her stock options or when shares are purchased pursuant to the exercise of the options under the Capstone Purchase Plan.

     If shares acquired under the Capstone Purchase Plan are held beyond the statutory holding period (which ends with respect to Capstone Common Stock acquired in a Plan Year on the last day of the next Plan Year, as the Capstone Purchase Plan is currently designed), the employee will have to include in his or her taxable income at time of sale or other taxable disposition of the Capstone Common Stock (or upon the employee's death while still holding the Capstone Common Stock) the lessor of (i) the amount, if any, by which the fair market value of the Capstone Common Stock on the first day of the offering period exceeded the hypothetical purchase price as of that date, i.e., 85% of the Capstone Common Stock fair market value at such time or (ii) the amount, if any, by which the Capstone Common Stock fair market value at the time of such disposition or death exceeds the purchase price.

     If the Capstone Common Stock is disposed of prior to the completion of the holding period described above (a "disqualifying disposition"), the employee will be required to include in income for the year in which the "disqualifying disposition" occurs the excess of the fair market value of the Capstone Common Stock as of his or her purchase date over the purchase price. Depending on whether the disposition occurs at a price above or below the fair market value of the Capstone Common Stock as of the purchase date, the employee will have to report both ordinary income and a capital gain or capital loss on the transaction.

     In addition, if the holding period requirements are not met, Capstone will be entitled to a tax deduction equal to the difference between the price paid by the employee and the market value of the shares at the date of purchase. If the holding period requirements are met, Capstone will not be entitled to such a deduction.

     The foregoing summary is not intended to be a complete discussion of tax treatment related to the Capstone Purchase Plan. Participants should contact their personal tax advisors for advice on the Capstone Purchase Plan.

     A copy of the proposed Capstone Purchase Plan is attached hereto as Annex
K.

     A majority of the shares of Capstone Common Stock present or represented by proxy at the Capstone Special Meeting and entitled to vote is required to adopt the Capstone Purchase Plan Proposal. Counsel has expressed its intention to vote all of its shares in favor of the Capstone Purchase Plan Proposal.

     THE CAPSTONE BOARD OF DIRECTORS HAS APPROVED THE ADOPTION OF THE AMENDMENT TO THE CAPSTONE PURCHASE PLAN AND RECOMMENDS THAT ALL CAPSTONE STOCKHOLDERS VOTE IN FAVOR OF ADOPTION OF THE CAPSTONE PURCHASE PLAN PROPOSAL.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Capstone Common Stock being offered hereby will be passed upon for Capstone by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee.

                                    EXPERTS

     The audited consolidated financial statements and schedule of Capstone as of December 31, 1996 and 1995, and for the year ended December 31, 1996, the ten months ended December 31, 1995 and the year ended February 28, 1995, and for Dunnington Drug, Inc., Alliance Health Services, Inc. and Healthcare Prescription Services, Inc. as of and for the year ended June 30, 1994, included or incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements and schedule of Pharmacy Corporation of America at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, which is referred to and made part of this Joint Proxy Statement/Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Beverly Enterprises, Inc. appearing in Beverly Enterprises, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Geri-Care Systems, Inc. and Scripts & Things, Inc. for the nine months ended September 30, 1995, incorporated by reference herein have been audited by Roth and Company, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of IMD Corporation for the year ended December 31, 1995, incorporated by reference herein have been audited by Blackman Kallick Bartelstein, LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Symphony Pharmacy Services, Inc. for the year ended December 31, 1995, incorporated by reference herein have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing.

     The fairness opinions attached as Annex D and E hereto have been prepared for Beverly by Merrill Lynch, Pierce, Fenner & Smith, Inc. and Stephens Inc., respectively.

     The fairness opinion attached as Annex F hereto has been prepared for Capstone by Adirondack Capital Advisors, LLC.

                         INDEX TO FINANCIAL STATEMENTS

The following financial statements are included herein:

                                                              PAGE
                                                              ----
CAPSTONE PHARMACY SERVICES, INC.
Report of Independent Public Accountants....................   F-3
Audited Financial Statements and Schedule:
  Consolidated Balance Sheets as of December 31, 1996 and
     1995...................................................   F-4
  Consolidated Statements of Operations for the year ended
     December 31, 1996, the ten months ended December 31,
     1995 and the year ended February 28, 1995..............   F-5
  Consolidated Statements of Changes in Stockholders'
     Equity, for the year ended December 31, 1996, the ten
     months ended December 31, 1995 and the year ended
     February 28, 1995......................................   F-6
  Consolidated Statements of Cash Flows for the year ended
     December 31, 1996, the ten months ended December 31,
     1995 and the year ended February 28, 1995..............   F-7
  Notes to Consolidated Financial Statements................   F-8
  Schedule II -- Valuation and Qualifying Accounts..........  F-25

CAPSTONE PHARMACY SERVICES, INC.
Unaudited Financial Statements:
  Consolidated Balance Sheets as of June 30, 1997 and
     December 31, 1996......................................  F-26
  Consolidated Statements of Income for the three-month and
     six-month periods ended June 30, 1997 and 1996.........  F-27
  Consolidated Statements of Changes in Stockholders' Equity
     for the six months ended June 30, 1997.................  F-28
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 1997 and 1996...........................  F-29
  Notes to Consolidated Financial Statements................  F-30

PHARMACY CORPORATION OF AMERICA
Report of Ernst & Young LLP, Independent Auditors...........  F-35
Audited Financial Statements:
  Consolidated Balance Sheets as of December 31, 1996 and
     1995...................................................  F-36
  Consolidated Statements of Income and Retained Earnings
     for the years ended December 31, 1996, 1995 and 1994...  F-37
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1995 and 1994.......................  F-38
  Notes to Consolidated Financial Statements................  F-39
  Schedule II -- Valuation and Qualifying Accounts..........  F-49

PHARMACY CORPORATION OF AMERICA
Unaudited Financial Statements:
  Condensed Consolidated Balance Sheets as of June 30, 1997
     and December 31, 1996..................................  F-50
  Condensed Consolidated Statements of Income for the
     three-month and six-month periods ended June 30, 1997
     and 1996...............................................  F-51
  Condensed Consolidated Statements of Cash Flows for the
     six months ended June 30, 1997 and 1996................  F-52
  Notes to Condensed Consolidated Financial Statements......  F-53

INSTA-CARE HOLDINGS, INC.
Unaudited Financial Statements:
  Consolidated Statement of Operations for the period from
     January 1, 1994 through November 14, 1994..............  F-55
  Consolidated Statement of Cash Flows for the period from
     January 1, 1994 through November 14, 1994..............  F-56
  Notes to Consolidated Statements of Operations and Cash
     Flows..................................................  F-57

                                                              PAGE
                                                              ----
SYNETIC INSTITUTIONAL PHARMACY SUBSIDIARIES
Unaudited Financial Statements:
  Combined Statement of Income for the period from July 1,
     1994 through December 13, 1994.........................  F-59
  Combined Statement of Cash Flows for the period from July
     1, 1994 through December 13, 1994......................  F-60
  Notes to Combined Statements of Income and Cash Flows.....  F-61

DUNNINGTON DRUG, INC., ALLIANCE HEALTH SERVICES, INC., AND
  HEALTHCARE PRESCRIPTION SERVICES, INC.:
Report of Independent Public Accountants....................  F-63
Audited Financial Statements of Dunnington Drug, Inc.,
  Alliance Health Services, Inc., and Healthcare
  Prescription Services, Inc.:
  Combined Balance Sheet as of June 30, 1994................  F-64
  Combined Statement of Income and Retained Earnings for the
     year ended June 30, 1994...............................  F-65
  Combined Statement of Cash Flows for the year ended June
     30, 1994...............................................  F-66
  Notes to Combined Financial Statements....................  F-67

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Capstone Pharmacy Services, Inc. and subsidiaries:

     We have audited the accompanying consolidated balance sheets of Capstone Pharmacy Services, Inc. (a Delaware corporation and formerly Choice Drug Systems, Inc.) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1996, the ten months ended December 31, 1995 and the year ended February 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capstone Pharmacy Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations, changes in stockholders' equity and their cash flows for the year ended December 31, 1996, the ten months ended December 31, 1995 and the year ended February 28, 1995, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statement, and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                                 /s/ ARTHUR ANDERSEN LLP
                                            ------------------------------------

Baltimore, Maryland
March 14, 1997 (except with respect
to the matters discussed in Note 18,
as to which the date is April 16,
1997)

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1996 AND 1995

                                     ASSETS

                                                                  1996            1995
                                                              ------------    ------------
Current Assets:
  Cash and cash equivalents.................................  $  9,407,354    $  2,763,416
  Accounts receivable, net of allowance for doubtful
     accounts of $5,778,000 and $1,294,000..................    50,503,619      12,646,087
  Inventories...............................................    13,541,511       5,023,008
  Refundable income taxes...................................            --         828,628
  Prepaid expenses and other current assets.................     1,523,194         688,549
  Deferred tax asset........................................     5,408,381              --
                                                              ------------    ------------
          Total Current Assets..............................    80,384,059      21,949,688
Equipment and leasehold improvements, net...................    10,468,963       2,692,298
Goodwill, net of accumulated amortization of $4,074,000 and
  $1,554,000................................................   178,778,162      14,580,564
Advances to affiliates......................................            --       2,242,841
Other assets................................................     1,369,982         665,204
                                                              ------------    ------------
          Total Assets......................................  $271,001,166    $ 42,130,595
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 18,337,485    $  6,137,272
  Current portion of long-term debt.........................     3,557,199       4,222,608
  Current portion of non-compete agreements.................       200,000         200,000
  Accrued restructuring charges.............................     2,107,846         575,349
                                                              ------------    ------------
          Total Current Liabilities.........................    24,202,530      11,135,229
Deferred income taxes.......................................            --         542,787
Non-compete agreements, net of current portion..............       200,000         400,000
Long-term debt, net of current portion......................    39,165,739       2,692,202
Restructuring charges, net of current portion...............     2,687,068         520,640
                                                              ------------    ------------
          Total Liabilities.................................    66,255,337      15,290,858
                                                              ============    ============

Commitments and Contingencies:

Stockholders' Equity
  Common stock $.01 par value; 50,000,000 shares authorized
     at December 31, 1996 and 30,000,000 shares authorized
     at December 31, 1995; 31,134,221 shares issued and
     30,795,769 outstanding as of December 31, 1996 and
     13,610,810 issued and outstanding as of December 31,
     1995...................................................       307,957         136,108
  Additional paid-in capital................................   213,593,829      38,985,006
  Accumulated deficit.......................................    (9,155,957)    (12,281,377)
                                                              ------------    ------------
          Total Stockholders' Equity........................   204,745,829      26,839,737
                                                              ------------    ------------
          Total Liabilities and Stockholders' Equity........  $271,001,166    $ 42,130,595
                                                              ============    ============

The accompanying notes are an integral part of these consolidated balance sheets

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEAR ENDED DECEMBER 31, 1996, THE TEN MONTHS
         ENDED DECEMBER 31, 1995, AND THE YEAR ENDED FEBRUARY 28, 1995

                                                                          TEN MONTHS
                                                          YEAR ENDED        ENDED         YEAR ENDED
                                                         DECEMBER 31,    DECEMBER 31,    FEBRUARY 28,
                                                             1996            1995            1995
                                                         ------------    ------------    ------------
Net sales..............................................  $144,397,836    $48,841,443     $ 43,607,946
Cost of sales..........................................    85,531,996     30,654,118       27,969,532
                                                         ------------    -----------     ------------
          Gross profit.................................    58,865,840     18,187,325       15,638,414
                                                         ------------    -----------     ------------
Operating expenses:
  Selling, general and administrative expenses.........    46,591,975     17,468,930       18,637,213
  Depreciation and amortization........................     4,633,787      1,102,892          988,974
  Costs in connection with litigation..................            --             --        4,389,163
  Costs relating to pharmacy closure...................       246,446             --               --
  Restructuring charges................................     2,825,000        240,000        2,069,432
                                                         ------------    -----------     ------------
          Total operating expenses.....................    54,297,208     18,811,822       26,084,782
                                                         ------------    -----------     ------------
          Operating income (loss)......................     4,568,632       (624,497)     (10,446,368)
                                                         ------------    -----------     ------------
Non-operating expense (income):
  Interest expense, net................................     1,899,784        677,009          905,404
  Acquisition financing fees and expenses..............     4,573,530             --               --
  Other income, net....................................      (149,206)      (431,900)        (104,076)
                                                         ------------    -----------     ------------
          Total non-operating expense (income), net....     6,324,108        245,109          801,328
                                                         ------------    -----------     ------------
  Loss from continuing operations before income taxes,
     discontinued operations and extraordinary items...    (1,755,476)      (869,606)     (11,247,696)
Benefit for income taxes...............................    (5,120,857)      (225,082)        (466,214)
                                                         ------------    -----------     ------------
  Income (loss) from continuing operations before
     discontinued operations and extraordinary items...     3,365,381       (644,524)     (10,781,482)
Discontinued operations:
  Gain (loss) from operations of discontinued business
     segments..........................................            --         18,667         (135,430)
  Gain (loss) on disposal of business segments, net....            --        564,844         (503,067)
                                                         ------------    -----------     ------------
  Net income (loss) before extraordinary items.........     3,365,381        (61,013)     (11,419,979)
Extraordinary items:
Discount on repayment of vendor debt...................                      283,364
Loss on extinguishment of debt, net of tax benefit of
  $123,616.............................................      (239,961)            --               --
                                                         ------------    -----------     ------------
          Net income (loss)............................  $  3,125,420    $   222,351     $(11,419,979)
                                                         ============    ===========     ============
Earnings (loss) per common and common equivalent share:
Primary Continuing operations..........................  $       0.15    $     (0.06)    $      (1.67)
  Discontinued operations..............................            --           0.05            (0.10)
  Extraordinary items..................................         (0.01)          0.03               --
                                                         ------------    -----------     ------------
          Net income (loss)............................  $       0.14    $      0.02     $      (1.77)
                                                         ============    ===========     ============
Fully diluted Continuing operations....................  $       0.14    $     (0.05)    $      (1.67)
  Discontinued operations..............................            --           0.05            (0.10)
  Extraordinary items..................................         (0.01)          0.02               --
                                                         ------------    -----------     ------------
          Net income (loss)............................  $       0.13    $      0.02     $      (1.77)
                                                         ============    ===========     ============
Weighted average common and common equivalent shares
  outstanding:
Primary................................................    22,916,764     11,337,997        6,458,891
                                                         ============    ===========     ============
Fully diluted..........................................    23,214,767     12,398,401        6,458,891
                                                         ============    ===========     ============

              The accompanying notes are an integral part of these
                            consolidated statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 1996, THE TEN MONTHS ENDED
             DECEMBER 31, 1995 AND THE YEAR ENDED FEBRUARY 28, 1995

                                                 COMMON STOCK         ADDITIONAL
                                             ---------------------     PAID-IN      ACCUMULATED
                                               SHARES      AMOUNT      CAPITAL        DEFICIT
                                             ----------   --------   ------------   ------------
Balance, February 28, 1994.................   6,086,810   $ 60,868   $  9,339,340   $ (1,083,749)
Issuance of common stock:
  Stock issued to Counsel Corporation in
     connection with stock purchase
     agreement, net of related issuance
     costs.................................   2,000,000     20,000      7,171,300             --
  Stock issued in connection with exercise
     of stock options......................      34,000        340         89,410             --
  Stock issued in connection with
     settlement of litigation..............          --         --        600,000             --
Net loss...................................          --         --             --    (11,419,979)
                                             ----------   --------   ------------   ------------
Balance, February 28, 1995.................   8,120,810     81,208     17,200,050    (12,503,728)
Issuance of common stock:
  Stock issued in connection with private
     placements, net of related issuance
     costs.................................   5,100,000     51,000     20,769,231             --
  Stock issued in connection with the
     acquisition of PremierPharmacy Inc....      35,000        350        157,150             --
  Stock issued in connection with exercise
     of stock options......................     355,000      3,550        858,575             --
Net income.................................          --         --             --        222,351
                                             ----------   --------   ------------   ------------
Balance, December 31, 1995.................  13,610,810    136,108     38,985,006    (12,281,377)
Issuance of common stock:
  Stock issued in connection with private
     placements, net of related issuance
     costs.................................   3,147,490     31,475     33,350,784             --
  Stock issued in connection with
     settlement of litigation..............      98,563        986           (986)            --
  Stock issued in connection with the
     acquisitions of Symphony Pharmacy
     Services, Inc., Geri-Care Systems,
     Inc. and Scripts & Things, Inc........   2,781,720     27,817     29,469,051             --
  Stock issued in connection with
     conversion of warrants................     685,010      6,850      3,928,401             --
  Stock issued in connection with public
     offering..............................  10,350,000    103,500    107,235,306             --
  Stock issued in connection with exercise
     of stock options, net.................     122,166      1,221        626,267             --
Net income.................................          --         --             --      3,125,420
                                             ----------   --------   ------------   ------------
Balance, December 31, 1996.................  30,795,759   $307,957   $213,593,829   $ (9,155,957)
                                             ==========   ========   ============   ============

 The accompanying notes are an integral part of these consolidated statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEAR ENDED DECEMBER 31, 1996, THE TEN MONTHS ENDED
            DECEMBER 31, 1995, AND THE YEAR ENDED FEBRUARY 28, 1995

                                                                              TEN MONTHS
                                                             YEAR ENDED         ENDED         YEAR ENDED
                                                            DECEMBER 31,     DECEMBER 31,    FEBRUARY 28,
                                                                1996             1995            1995
                                                            -------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................  $   3,125,420    $    222,351    $(11,419,979)
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
    Depreciation and amortization.........................      7,316,345       1,145,669         988,974
    Gain on sale of pharmacies............................       (150,267)             --              --
    (Gain) loss on disposal of business segments..........             --        (564,844)        503,067
    Settlement of litigation..............................             --              --       3,500,000
    Change in assets and liabilities, net of effects of
      acquisitions and dispositions:
      (Increase) decrease in accounts receivable..........     (9,938,491)     (2,644,719)      2,161,906
      (Increase) decrease in inventories..................       (109,400)        357,029       1,297,829
      Decrease (increase) in refundable income taxes......        848,726        (238,168)       (108,699)
      (Increase) decrease in prepaid expenses and other
         current assets...................................       (508,342)        (51,870)        779,825
      Increase in deferred tax asset......................     (5,408,381)             --              --
      Increase in other assets............................       (439,468)       (133,629)       (333,011)
      Decrease in accounts payable and accrued expenses...     (3,734,342)       (988,497)       (145,061)
      Increase (decrease) in accrued restructuring
         charges..........................................      2,098,925        (691,200)      1,652,033
                                                            -------------    ------------    ------------
         Net cash flows from operating activities.........     (6,899,275)     (3,587,878)     (1,123,116)
                                                            -------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment and leasehold improvements........     (2,643,629)     (1,076,976)       (252,943)
  Proceeds from sale of equipment and leasehold
    improvements..........................................        230,960              --              --
  Acquisitions, net of cash acquired......................   (158,702,741)     (4,168,872)             --
  Proceeds from sale of business segment..................             --         700,000              --
  Advances to affiliates..................................             --      (2,242,841)             --
  Repayments of notes receivable..........................          9,277         229,571         261,555
                                                            -------------    ------------    ------------
         Net cash flows from investing activities.........   (161,106,133)     (6,559,118)          8,612
                                                            -------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from commercial bank borrowings............     82,173,525      11,600,000              --
  Net repayments of commercial bank borrowings............    (46,922,852)     (9,650,000)             --
  Net proceeds from acquisition bridge loan...............    100,000,000              --              --
  Net repayments of acquisition bridge loan...............   (100,000,000)             --              --
  Payment of acquisition financing costs..................     (2,500,000)             --              --
  Loan proceeds from affiliate............................             --       1,268,250              --
  Loan repayments to affiliate............................             --      (1,268,250)             --
  Non-compete agreement payments..........................       (200,000)       (200,000)             --
  Repayments of other long-term debt......................     (2,753,210)    (10,884,850)     (5,902,723)
  Principal payments of capital lease obligations.........       (196,224)       (183,992)       (160,183)
  Proceeds from issuance of common stock, net.............    145,048,107      21,682,356       7,281,050
                                                            -------------    ------------    ------------
         Net cash flows from financing activities.........    174,649,346      12,363,514       1,218,144
                                                            -------------    ------------    ------------
Net increase in cash and cash equivalents.................      6,643,938       2,216,518         103,640
CASH AND CASH EQUIVALENTS, beginning of period............      2,763,416         546,898         443,258
                                                            -------------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of period..................  $   9,407,354    $  2,763,416    $    546,898
                                                            =============    ============    ============
Supplemental Disclosure of Cash Flows Information
  Cash paid for:
         Interest.........................................  $   3,678,922    $    659,184    $    887,691
                                                            =============    ============    ============
         Taxes............................................  $     181,500    $    144,149    $    224,477
                                                            =============    ============    ============

 The accompanying notes are an integral part of these consolidated statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1996 AND 1995 AND FEBRUARY 28, 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Business

     Capstone Pharmacy Services, Inc., (formerly known as Choice Drug Systems, Inc.) together with its subsidiaries (the "Company"), a Delaware Corporation, is principally engaged in the business of providing pharmaceuticals and related services to long-term care facilities, correctional institutions, hospitals and health maintenance organizations.

     On August 28, 1995, the Company changed its state of incorporation from New York to Delaware. Effective October 2, 1995, the Company changed its name from Choice Drug Systems, Inc. to Capstone Pharmacy Services, Inc. Additionally, effective December 31, 1995, the Company changed its year-end from February 28 to December 31.

     As of December 31, 1996, Counsel Corporation, an Ontario corporation ("Counsel"), owned approximately 6,020,000 shares of the Company's common stock together with warrants to purchase approximately 2,337,000 additional shares. Counsel is a management and business development company operating primarily in the United States health care industry.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Capstone Pharmacy Services, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Actual results could differ from these estimates.

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the current period presentation.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist principally of purchased pharmaceuticals.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives or with respect to leasehold improvements, over the term of the lease if shorter.

Furniture, fixtures and equipment...........................  3-10 years
Automobiles and trucks......................................  3-4 years
Leasehold improvements......................................  5-10 years
Equipment under capital leases..............................  3-5 years

     Equipment and leasehold improvements obtained in acquisitions of subsidiaries are depreciated or amortized based on their remaining useful lives at the acquisition date.

  Goodwill

     Costs in excess of fair values of businesses acquired are recorded as goodwill and amortized using the straight-line method over periods of twenty to forty years. Amortization of goodwill amounted to approximately $2,474,000, $417,000, and $384,000 for the year ended December 31, 1996, the ten months ended December 31, 1995 and the year ended February 28, 1995, respectively.

     The Company periodically reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no such impairment existed as of December 31, 1996 or 1995.

  401(k) Benefit Plan

     Effective May 22, 1995, employees of the Company may participate in a supplemental retirement program established under Section 401(k) of the Internal Revenue Code, as amended. Contributions by the Company may be made to the plan subject to the discretion of the Board of Directors. No Company contribution was made for the year ended December 31, 1996, or the ten months ended December 31, 1995.

  Revenue Recognition

     Revenues are recorded as products are shipped and services rendered. A portion of the Company's sales are covered by various state and Federal reimbursement programs, which are subject to review and/or audit. Reimbursement programs are also subject to change from time to time.

     The Company also recognizes revenue under certain capitated arrangements. However, these revenues are insignificant and any losses related to these contracts are accrued as they are incurred.

  Concentration of Credit Risk

     A significant portion of the Company's revenue and related receivables are reimbursable from two primary payors, Medicaid and Medicare. Collectively, Medicaid and Medicare accounted for 32% and 20%, respectively, of accounts receivable reported on the consolidated balance sheets at December 31, 1996 and 1995, respectively.

  Income Taxes

     The Company files a consolidated Federal income tax return. Income tax expense is based on reported earnings before income taxes. Deferred taxes on income are provided for those items for which the reporting period and methods used for income tax purposes differ from those used for financial statement purposes,

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES using the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

  Earnings Per Share

     Net loss per common share for the year ended February 28, 1995, was computed by dividing the net loss by the average weighted number of common shares outstanding. For the ten months ended December 31, 1995, and the year ended December 31, 1996, primary and fully diluted earnings per common share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding. The amount of common stock equivalents outstanding was computed using the treasury stock method.

2. ACQUISITIONS

  Acquisitions during the year ended December 31, 1996

     In January 1996, the Company purchased Geri-Care Systems, Inc. and Scripts & Things, Inc. ("Geri-Care") which provide institutional pharmacy services to long-term care facilities in the New York metropolitan area. The purchase price was approximately $6,000,000, payable $1,320,000 in cash and promissory notes, with the remainder representing 669,230 shares of the Company's common stock. The agreement also includes an additional 338,462 shares of the Company's common stock held in escrow as a contingent incentive payment for certain new business to be generated through 1998 by the selling shareholders of Geri-Care. Total goodwill at the date of acquisition was $6,259,000.

     In February 1996, the Company purchased IMD Corporation ("IMD") which provides institutional pharmacy services to long-term care facilities in the Chicago metropolitan area. The total purchase price was $15,882,000. Total goodwill at the date of acquisition was $13,146,000.

     In July 1996, the Company acquired DCMed, Inc. and its wholly-owned subsidiary MediDyne Corporation (collectively, "MediDyne"), a provider of Medicare Part B services, which consist of enteral nutrition and urologic supplies, as well as counseling and assistance with regulatory compliance in connection with such services. The total purchase price was $7,500,000. The agreement also provides for an earn-out based on the future adjusted earnings of the business, payable in cash. Total goodwill at the date of acquisition was $7,667,000.

     In July 1996, the Company acquired the institutional pharmacy business of Symphony Pharmacy Services, Inc. ("Symphony"), a subsidiary of Integrated Health Services, Inc. ("IHS"). Symphony provides institutional pharmacy services, including infusion therapy and Medicare Part B services, to long-term care facilities in eight states. The total purchase price was $150,000,000, including $25,000,000 representing the issuance of 2,112,490 shares of the Company's common stock. Total goodwill at the date of acquisition was $131,303,000.

     In October 1996, the Company acquired the institutional pharmacy business of Happy Harry's, Inc., a Delaware based retail drug store operator. The total purchase price was $3,695,000. Total goodwill at the date of acquisition was $2,407,000.

     In December 1996, the Company purchased Institutional Pharmacy, Inc., which provides institutional pharmacy services to long-term care facilities in the state of Tennessee. The total purchase price was $4,839,000. Total goodwill at the date of acquisition was $4,068,000.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

  Acquisitions During the Ten Months Ended December 31, 1995

     In May 1995, the Company acquired PremierPharmacy, Inc. ("Premier"), which provides pharmacy services to long-term care facilities located in the New York metropolitan area and hospitals located in the southeastern United States. The total purchase price was $4,250,000. Total goodwill at the date of acquisition was $10,494,000.

     All business acquisitions described above have been accounted for by the purchase method of accounting with the assets and liabilities of the acquirees recorded at their estimated fair market values at the date of acquisition. The operations of the acquirees, since the dates of acquisition, are included in the accompanying consolidated statements of operations. Goodwill for these business acquisitions is being amortized over twenty to forty years.

                        PRO FORMA FINANCIAL INFORMATION

     Unaudited pro forma combined results of operations of the Company for the year ended December 31, 1996, and the ten months ended December 31, 1995, are presented below. Such pro forma presentation has been prepared assuming that the acquisitions described above have been made as of March 1, 1995 (in thousands, except per share data).

                                                                              TEN MONTHS
                                                              YEAR ENDED        ENDED
                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1996            1995
                                                             ------------    ------------
                                                                     (UNAUDITED)
Net revenues...............................................    $222,504        $188,488
Gross profit...............................................      95,343          81,875
Net income before extraordinary item.......................      10,077           3,795
Net income.................................................      10,077           3,506
Primary and fully diluted, net income per share............    $   0.28        $   0.11
                                                               ========        ========

     The unaudited pro forma results include the historical accounts of the Company and the acquired businesses adjusted to reflect (1) depreciation and amortization of the acquired identifiable tangible and intangible assets based on the new cost basis of the acquisitions, (2) the interest expense resulting from the financing of the acquisitions, (3) the per share effect of stock issued as part of the acquisition and (4) the related income tax effects. The pro forma results are not necessarily indicative of actual results which might have occurred had the operations and management teams of the Company and the acquired companies been combined in prior years.

3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements at December 31, 1996 and 1995, are comprised of the following:

                                                               1996           1995
                                                            -----------    ----------
Leasehold improvements....................................  $   474,546    $  544,272
Furniture, fixtures and equipment.........................   12,471,101     3,945,149
Data processing equipment.................................    2,376,750     1,512,500
Automobiles and trucks....................................      290,186       258,379
                                                            -----------    ----------
                                                             15,612,583     6,260,300
Accumulated depreciation and amortization.................   (5,143,620)   (3,568,002)
                                                            -----------    ----------
Equipment and leasehold improvements, net.................  $10,468,963    $2,692,298
                                                            ===========    ==========

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     Depreciation and amortization of equipment and leasehold improvements amounted to approximately $2,160,000, $686,000 and $605,000 for the year ended December 31, 1996, the ten months ended December 31, 1995 and the year ended February 28, 1995, respectively.

4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long term debt at December 31, 1996 and 1995, consisted of the following:

                                                                 1996           1995
                                                              -----------    -----------
Borrowings under a $125,000,000 revolving credit facility
  with a group of five commercial banks, interest at varying rates based on the type of borrowing, secured by
  substantially all assets of the Company, due at scheduled
  maturities through December 2001..........................  $37,200,000    $        --

Unsecured note payable to former owners of MediDyne,
  non-interest bearing, payable quarterly based on
  MediDyne's financial performance, due January 1998........    1,651,086             --

Borrowings under a $10,000,000 revolving loan with
  CreditAnstalt, interest at prime plus 0.5% secured by
  substantially all assets of the Company, due on demand....           --      1,950,000

Unsecured note payable to relative of former stockholder,
  payable in quarterly installments with interest at 9%
  through January 2000......................................      215,319        297,938

Amounts due under a Medicare settlement with the United
  States Government, payable in quarterly installments with
  interest at 7.75% through 2001............................    1,933,330      2,537,500

Unsecured notes payable to former stockholders of a Premier
  subsidiary, interest at 6%, currently payable.............    1,000,000      1,000,000

Unsecured notes payable to former stockholders of a Premier
  subsidiary, due in monthly installments of $14,898,
  including interest at 6% through October 31, 1998.........      309,641        464,752

Unsecured note payable to a former stockholder of a Premier
  subsidiary, interest at 7%, due August 11, 1996...........           --        153,334

Unsecured notes payable to former stockholders of a Premier
  subsidiary, interest at 7%, due in annual installments of
  $30,000 through June 30, 1999.............................       90,000        120,000

Capital lease obligations (Note 10).........................      316,092        364,844

Other.......................................................        7,470         26,442
                                                              -----------    -----------

                                                               42,722,938      6,914,810

Less: Current portion.......................................   (3,557,199)    (4,222,608)
                                                              -----------    -----------
Long-term portion...........................................  $39,165,739    $ 2,692,202
                                                              ===========    ===========

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     Future maturities of long-term debt, exclusive of capital lease obligations at December 31, 1996, follow:

1997........................................................  $ 3,426,957
1998........................................................      757,090
1999........................................................      539,480
2000........................................................      483,319
2001........................................................   37,200,000
                                                              -----------
                                                              $42,406,846
                                                              ===========

     To finance acquisitions, the Company extinguished its outstanding debt under the revolving loan agreement with CreditAnstalt and replaced it with a $125,000,000 revolving credit facility through a group of five commercial banks ("new credit facility") on December 6, 1996. Extinguishment of the existing debt included payoff of the outstanding balance of $31,422,852 and an incurred loss of $239,961, net of tax, resulting from the write-off of unamortized deferred financing costs. The loss is recorded as an extraordinary item in the accompanying consolidated statement of operations. The Company incurred approximately $1,010,000 in debt acquisition costs associated with the new credit facility, which are to be amortized over the life of the debt.

     Under the new credit facility, the Company has the option to borrow under base rate and eurodollar rate revolving loans, swing line loans, and letters of credit. Interest rates on base rate and swing line loans are at the higher of the prime rate or 0.5% in excess of the federal funds effective rate, plus an applicable margin based on the Company's leverage ratio at the time of borrowing. The swing line loans are also adjusted for a commitment fee percentage tied to the Company's leverage ratio. Interest on base rate and swing line loans is due quarterly in arrears. Interest rates on eurodollar rate loans are calculated at the eurodollar rate plus an applicable margin based on the Company's leverage ratio at the time of borrowing. Interest is due at the end of the one, two, or three month interest period elected by the Company. If the Company elects a six month eurodollar rate loan, interest is payable in arrears at the end of the third and sixth month. Letter of credit fees are based on the eurodollar loan margin, plus the greater of 0.25% of the maximum available to be drawn for letters of credit, as defined in the agreement, or $500, and is to be paid quarterly in arrears. As of December 31, 1996, the Company's outstanding borrowings total $37,200,000 under a base rate loan at an effective interest rate, including the amortization of deferred financing costs, of 8.29%.

     Scheduled reductions of the $125,000,000 maximum balance allowed under the new credit facility on December 1 of each year are as follows:

1997                                                          $         --
1998                                                            10,000,000
1999                                                            35,000,000
2000                                                            40,000,000
2001                                                            40,000,000
                                                              ------------
                                                              $125,000,000
                                                              ============

     The new revolving credit facility is secured by substantially all assets of the Company and stipulates certain covenants applicable to capital expenditures, cash consideration on acquisitions, and sale of assets, as well as minimum financial ratios. As of December 31, 1996, the Company is in compliance with all debt covenants.

     The average effective interest rate on amounts outstanding under the CreditAnstalt agreement for the periods outstanding during 1996 and 1995 were approximately 7.5% and 8.75%, respectively. A letter of credit fee at an annual rate of 1.25% was paid on a monthly basis. Amounts available to be borrowed under this

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES agreement were based upon levels of accounts receivable and inventories. The weighted average and highest outstanding balance under this agreement for the period outstanding through December 6, 1996 were $21,581,000 and $31,422,852, respectively.

     In connection with the Symphony acquisition, the Company entered into a senior subordinated credit facility with a group of lenders pursuant to which the lenders funded a $100 million bridge loan. The proceeds of the bridge loan were used to pay a portion of the Symphony acquisition purchase price. The bridge loan bore interest at a floating interest rate of LIBOR plus 6.01% to 6.25%. In connection with the bridge loan, the Company incurred a commitment fee of $2,500,000, net of an early loan repayment discount. The bridge loan was repaid in full by the Company on September 26, 1996, using the proceeds of the September 1996 public offering.

     Included as acquisition financing fees and expenses in the accompanying consolidated statement of operations is the $2,500,000 commitment fee, bridge loan interest of approximately $1,813,000 and bridge loan closing costs of approximately $261,000. In connection with the acquisition of MediDyne (See Note
2), the Company incurred a $2,900,000 note payable to the former owners of MediDyne in consideration for the purchase. The note is non-interest bearing and is to be repaid quarterly based on MediDyne's earnings before taxes, depreciation and amortization in excess of $600,000. As of December 31, 1996, the outstanding balance of $1,651,084 is expected by management to be paid within one year and, therefore, has been included in current portion of long-term debt in the accompanying consolidated balance sheet.

     On November 1, 1995, the Company elected not to make a scheduled installment payment on a note payable to former stockholders of a Premier subsidiary in the aggregate principal amount of $1,000,000, due to a dispute with these former stockholders. This amount is recorded as current portion of long-term debt in the accompanying consolidated balance sheets as of December 31, 1996 and 1995.

     On October 31, 1994, the Company entered into an agreement with the United States Government settling an investigation conducted by the U.S. Attorney for the Eastern District of Pennsylvania into claims for reimbursement made by certain of the Company's subsidiaries to the Medicare Program. The subject of the investigation was the Company's claims documentation and Medicare reimbursement practices for December 1993 and prior. Under the terms of the settlement, without admitting any liability, the Company has agreed to repay, as a return of revenue previously received, over a six-year period, $3,400,000 to settle the Government's claims. Initially, $100,000 was paid upon the execution of the agreement and $400,000 was paid on December 31, 1994. Thereafter, $2,900,000 plus interest at an annual rate of 7.75% is payable in quarterly installments over a six year period ending January 1, 2001. The full amount of the settlement, including related legal fees, is included in costs in connection with litigation in the accompanying consolidated statement of operations for the year ended February 28, 1995.

     Interest expense for the year ended December 31, 1996, the ten months ended December 31, 1995, and the year ended February 28, 1995, was approximately $3,713,000, $677,000 and $905,000, respectively. These amounts include amortization of deferred financing costs of approximately $183,000, $43,000 and $0, respectively.

     Based on the borrowing rates currently available to the Company, the fair value of long term debt, including the current portion but exclusive of capital lease obligations, as of December 31, 1996, is approximately $42,410,000.

5. PUBLIC STOCK OFFERING

     In September 1996, the Company completed an offering of 10,350,000 shares of common stock to the public at a price of $11.00 per share. Net proceeds of approximately $107,235,000 were received, net of direct costs of approximately $6,615,000. Direct costs included the underwriters discount, accounting and legal fees, printing and marketing expenses and other miscellaneous costs.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

6. PRIVATE PLACEMENTS

     In December 1994, the Company entered into a Stock Purchase Agreement with Counsel. Pursuant to the Stock Purchase Agreement, Counsel acquired 2,000,000 shares of the Company's common stock for net proceeds of approximately $7,191,000. Counsel was also granted two three-year warrants, the first of which grants Counsel the right to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $4.50 per share, and the second of which grants Counsel the right to acquire up to 800,000 shares of the Company's common stock at an exercise price of $5.50 per share.

     In May 1995, the Company completed a private placement of 1,600,000 units (the "Units"). Each Unit consisted of one share of common stock, a three year warrant to acquire 0.5 shares of common stock at the exercise price of $4.50 per share, and a three year warrant to acquire 0.4 shares of common stock at the exercise price of $5.50 per share. The offering of Units raised proceeds of approximately $5,759,000, net of related costs, at a price of $3.65 per Unit. The proceeds of the private placement were used to fund the acquisition of Premier and to retire the debt to a major vendor in the amount of approximately $1,776,000, resulting in a gain on the discount of debt of approximately $283,000. The gain on the discount of debt is reflected in the accompanying consolidated statement of operations for the ten months ended December 31, 1995, as an extraordinary item.

     In August 1995, the Company completed a second private placement of its common stock. This offering consisted of 3,500,000 shares at a price of $4.38 per share. The net proceeds of this private placement were approximately $15,061,000, net of related costs including placement commissions. There were no warrants issued in connection with this second private placement. The proceeds of this private placement were used to retire outstanding debt of $9,650,000 due to CreditAnstalt and for general working capital purposes.

     In April 1996, the Company completed a third private placement of its common stock. This offering consisted of 1,035,000 shares at a price of $8.50 per share. The net proceeds of this private placement were $8,400,000, net of related costs. The proceeds from this private placement were used to fund acquisitions and provide general working capital for the Company.

     In July 1996, the Company completed a private placement of its common stock with Counsel. Counsel acquired 2,112,490 shares of common stock for proceeds of $25,000,000. The proceeds from this private placement were used to fund the acquisition of Symphony.

7. RESTRUCTURING CHARGES

     In February 1995, the Company adopted a formal plan of restructuring in order to realign and consolidate businesses, concentrate resources, and better position itself to achieve its strategic growth objectives. The exit plan included the termination and sale of the medical/surgical supply operations of a wholly owned subsidiary, B.T. Smith, Inc., and the closing of the Company's long-term care pharmacy operation in Missouri, Choice Drug Systems of Missouri, Inc., on June 30, 1995.

     Prior to the closing and ultimate sale of its medical/surgical supply operations, the Company consolidated the medical/surgical operation of B.T. Smith, Inc. with the medical/surgical supply division of J & J Drug & Medical Services, Inc. in its Baltimore, Maryland pharmacy location. Accounting and administration functions previously based at the Inwood, New York and Teaneck, New Jersey pharmacy locations were also consolidated and moved to the Baltimore office location. The effect of this consolidation was to refocus the Inwood and Teaneck pharmacies on the core long-term care business; to consolidate the Company's medical/ surgical supply business in one location in anticipation of its sale; and to consolidate accounting functions at the Baltimore headquarters location. The Company initiated these actions to streamline and reduce the cost of operating its medical/surgical supply business and its accounting function and to exit the unprofitable Missouri long-term care market.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     The Company recorded restructuring charges of $2,069,432 included in the operating expenses for the year ended February 28, 1995, which includes the write-down of accounts receivable, inventories and fixed assets to net realizable value and the accrual for the termination of leases, employee severance costs, and the estimated administrative costs of terminating operations. The restructuring charges include approximately $940,000 severance costs which were accrued and expensed related to the termination of 15 pharmacy employees and amounts due to former executives of the Company under severance agreements that expire in May 1997. Also included in the restructuring costs is $560,000 related to the termination of long-term leases with the remainder of the charges due to disposal of assets. During the ten months ended December 31, 1995, the Company recorded, as a change in estimate, an additional $100,000 accounts receivable for the medical/ surgical supply operations. The restructuring plan was completed by December 31, 1995.

     In connection with the February 1995 restructuring, the Company made severance payments of approximately $459,000 and $335,000 and paid other exit costs of approximately $154,000 and $227,000 during the year ended December 31, 1996 and the ten months ended December 31, 1995, respectively.

     The net sales and loss from continuing operations of the medical/surgical supply operations and the Missouri location are as follows:

                                                               TEN MONTHS
                                                                 ENDED        YEAR ENDED
                                                              DECEMBER 31,   FEBRUARY 28,
                                                                  1995           1995
                                                              ------------   ------------
Net Sales...................................................   $ 854,018     $ 3,983,533
                                                               =========     ===========
Loss from continuing operations.............................   $(157,218)    $(2,406,438)
                                                               =========     ===========

     In December 1995, the Company adopted a formal plan of restructuring in order to consolidate certain of its satellite locations. As a result of the exit plan, one pharmacy will be closed by June 1996. The Company recorded restructuring costs of $140,000 as an operating expense for the ten months ended December 31, 1995, which includes the write-down of fixed assets to net realizable value, the accrual for employee severance costs and the termination of leases. Approximately $60,000 of severance costs were accrued and expensed in relation to the termination of 20 pharmacy employees. At December 31, 1996, all severance costs have been paid. The Company completed this restructuring plan during 1996.

     During July 1996, in connection with the Symphony acquisition, the Company adopted a plan to restructure its long-term care pharmacy operations in Los Angeles by consolidating two of its existing facilities into a new, more centralized location. The Company has assumed liabilities, included in the acquisition cost allocation, of approximately $1,600,000 for costs to involuntarily terminate employees of Symphony and to close the pharmacy location. Included in these liabilities are approximately 330,000 of severance costs related to the termination of 79 employees, including pharmacists, technicians, IV nurses, drivers and others. The remaining costs relate to the termination of lease agreements. As of December 31, 1996, no severance payments have been made. Management anticipates the completion of this plan by December 1997.

     During August 1996, the Company adopted a plan of restructuring to consolidate its Aston, Pennsylvania and Baltimore, Maryland long-term care pharmacies into one of its existing Mid-Atlantic pharmacies. The Company has recorded restructuring costs of $450,000 for the year ended December 31, 1996 which includes approximately $125,000 of employee severance costs with the remainder of the costs for the termination of leases. No severance costs have been paid to the 48 pharmacy-related employees as of December 31, 1996. The Company plans to complete this restructuring by December 1997.

     Also, during September 1996, the Company adopted a formal plan of restructuring to close its Baltimore, Maryland corporate offices and correctional pharmacies. The corporate offices will be relocated to Irving, Texas and the correctional pharmacy will be relocated to another location in the Baltimore area. The Company has recorded restructuring costs of $2,375,000 for the year ended December 31, 1996, which primarily includes approximately $400,000 of employee severance costs and approximately $1,800,000 of lease

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES termination costs with the remainder due to losses on asset impairments and disposals of assets. The restructuring plan includes the termination of 32 accounting and clerical personnel. The Company made severance payments related to the corporate office restructuring of approximately $107,000 during the year ended December 31, 1996 and anticipates the completion of the plan by September 1997.

8. DISCONTINUED OPERATIONS

     In February 1995, in connection with adoption of its formal restructuring plan, the Company decided to discontinue the operations of its mail order and computerized health care software businesses. The mail order business was closed effective August 1, 1995 and the assets of the computerized health care software business were sold to an unrelated party on June 30, 1995 for $700,000, which resulted in a gain in the amount of $564,844, net of related income taxes of $38,000.

     The net gains or losses of these operations for the ten months ended December 31, 1995 and the year ended February 28, 1995 are included in the consolidated statements of operations under gain (loss) from operations of discontinued business segments. The loss on disposal of $503,067 reflected in the consolidated statement of operations for the year ended February 28, 1995, includes the write-down of the assets of the mail order and computer software businesses to estimated net realizable value and the estimated costs of disposing of these operations, including a pro-rata share of the Company's expense for office space in Baltimore.

     The Company had net sales from discontinued operations of approximately $909,000 and $2,731,000 for the ten months ended December 31, 1995 and the year ended February 28, 1995, respectively.

9. INCOME TAXES

     The benefit for income taxes consisted of the following:

                                                                 TEN MONTHS
                                                 YEAR ENDED        ENDED         YEAR ENDED
                                                DECEMBER 31,    DECEMBER 31,    FEBRUARY 28,
                                                    1996            1995            1995
                                                ------------    ------------    ------------
                                                               (IN THOUSANDS)
Federal:
  Current.....................................    $    --          $(219)          $(466)
  Deferred....................................     (5,510)           (46)             --
                                                  -------          -----           -----
                                                   (5,510)          (265)           (466)
State and local...............................        389             40              --
                                                  -------          -----           -----
                                                  $(5,121)         $(225)          $(466)
                                                  =======          =====           =====

     For the year ended December 31, 1996, the Federal benefit for income taxes is primarily due to the reversal of the valuation allowance recorded on the Company's deferred tax assets. Based on the current operating profitability of the Company and budgeted taxable income for 1997, management believes that it is now more likely than not that the Company's deferred tax assets will be realized. As a result of this change in estimate, the valuation allowance of $5,186,000 on deferred tax assets was reversed during the year ended December 31, 1996.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     The actual income tax benefit for the year ended December 31, 1996, the ten months ended December 31, 1995 and the year ended February 28, 1995 is different from the amounts computed by applying the statutory Federal income tax rates to losses from continuing operations before income taxes. The reconciliation of these differences follow:

                                                                 TEN MONTHS
                                                 YEAR ENDED        ENDED         YEAR ENDED
                                                DECEMBER 31,    DECEMBER 31,    FEBRUARY 28,
                                                    1996            1995            1995
                                                ------------    ------------    ------------
                                                               (IN THOUSANDS)
Tax benefit at statutory rate.................    $  (597)         $(296)         $(3,824)
Additional funds received.....................         --           (219)              --
Increase resulting from:
  State income taxes, net of federal income
     tax effect...............................        257             26               --
  Current loss not available for carryback....         --            172            3,206
  Tax effect of permanent differences.........        276             68              152
  Reduction of valuation allowance............     (5,186)            --               --
  Other items, net............................        129             24               --
                                                  -------          -----          -------
  Benefit for income taxes....................    $(5,121)         $(225)         $  (466)
                                                  =======          =====          =======

     At December 31, 1996, the Company had a net operating loss carryforward of approximately $16,663,000 for Federal income tax purposes, expiring in increments through 2011. The utilization of approximately $11,106,000 of such losses is restricted to offset only future taxable income generated by Choice Maryland and Premier.

     The tax effect of cumulative temporary differences at December 31, 1996 and 1995 follow:

                                                               1996      1995
                                                              -------   -------
                                                               (IN THOUSANDS)
Current Deferred Tax Assets:
Tax carryforwards...........................................  $ 5,665   $ 4,172
Accounts receivable allowances..............................       85       413
Accrued litigation costs....................................      657     1,255
Accrued restructuring charges...............................    1,104       536
Accrued liabilities.........................................      440       280
Other.......................................................    1,178       254
                                                              -------   -------
                                                                9,129     6,910
Less: Valuation allowance...................................   (1,724)   (6,910)
                                                              -------   -------
          Net deferred tax asset............................  $ 7,405   $    --
                                                              =======   =======
Deferred Tax Liabilities:
Puerto Rico withholding tax.................................  $   425   $   425
Goodwill amortization.......................................    1,330        --
Depreciation and other......................................      242       118
                                                              -------   -------
          Net deferred tax liability........................  $ 1,997   $   543
                                                              =======   =======

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

10. COMMITMENTS

  Leases

     The Company leases office and warehouse space, automobiles and equipment. Rental expense under these leases aggregated approximately $1,664,000, $781,000, and $719,000 for the year ended December 31, 1996, the ten months ended December 31, 1995, and the year ended February 28, 1995, respectively.

     Future minimum lease payments, follow:

                        YEAR ENDING                            CAPITAL    OPERATING
                        DECEMBER 31,                           LEASES       LEASES
                        ------------                          ---------   ----------
     1997...................................................  $ 157,074   $1,741,995
     1998...................................................    113,863    1,612,177
     1999...................................................     74,538    1,411,448
     2000...................................................     26,788    1,013,377
     2001...................................................      6,571      933,803
     2002 and Thereafter....................................         --    1,938,370
                                                              ---------   ----------
Total minimum lease payments................................    378,834   $8,651,170
                                                                          ==========
Less: amount representing interest..........................    (62,742)
                                                              ---------
  Present value of net minimum lease payments...............    316,092
Less: current portion.......................................   (130,242)
                                                              ---------
Long-term portion...........................................  $ 185,850
                                                              =========

11. CONTINGENCIES

     A lawsuit has been filed against the Company by the former shareholders of a subsidiary of Premier. The plaintiffs sold their business to Premier in 1993 and claim that the company owes them approximately $1,000,000 under promissory notes delivered to them as part of the consideration for their stock. (See Note
4). The plaintiffs also claim that the Company owes them an additional $1,100,000 under an earn-out agreement. Finally, the plaintiffs claim the Company is liable for tortiously interfering with their rights under the purchase agreement and under the promissory notes. The plaintiffs seek total judgments of $7,100,000, plus interest and costs against the Company. The Company has answered the complaint and is vigorously contesting the plaintiff's claims. In addition, the Company has filed a counterclaim against the plaintiffs for breaches of certain representations and warranties in the agreement. Management of the Company does not believe that this litigation is likely to have a material adverse effect on its financial position and results of operations.

     The Company is subject to various claims and litigation in the ordinary course of its business. In the opinion of management and outside counsel, settlement of these claims and litigation will not have a material adverse effect on the financial position or future operating results of the Company.

12. STOCKHOLDER'S EQUITY

  Common Stock Authorized

     On August 28, 1995, the Company's stockholders approved an increase in the authorized common stock of the Company from 15,000,000 shares to 30,000,000 shares. On September 28, 1996 the Company's stockholders approved an increase in the authorized common stock of the Company from 30,000,000 shares to 50,000,000 shares.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

  Stock Option Plans

     The Company has eight stock option plans and an employee stock purchase plan covering up to 3,029,168 shares of the Company's common stock, pursuant to which officers, directors and employees of the Company are eligible to receive either incentive or non-qualified options. Stock options generally expire five or ten years from the date of grant. The exercise price of an incentive stock option is equal to the fair market value of the Company's common shares on the date such option was granted. The exercise price of non-qualified stock options may be less than the fair market value on the date of grant.

     The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its fixed stock option plans and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           YEAR ENDED    TEN MONTHS ENDED
                                                          DECEMBER 31,     DECEMBER 31,
                                                              1996             1995
                                                          ------------   ----------------
Net income:
  As reported...........................................  $ 3,125,420      $   222,351
  Pro forma.............................................   (7,763,229)      (3,155,567)
Primary earnings per share:
  As reported...........................................         0.14             0.02
  Pro forma.............................................        (0.34)           (0.28)
Fully-diluted earnings per share:
  As reported...........................................         0.13             0.02
  Pro forma.............................................        (0.33)           (0.25)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following key assumptions were used in the Black-Scholes option pricing model:

                                                                             TEN MONTHS
                                                        YEAR ENDED              ENDED
                                                     DECEMBER 31, 1996    DECEMBER 31, 1995
                                                     -----------------    -----------------
Risk-Free Interest Rate............................      5.00%                5.00%
Expected Life......................................   5-10 Years           5-10 Years
Volatility.........................................     62.90%               73.90%

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     A summary of option transactions during the year ended December 31, 1996, the ten months ended December 31, 1995 and the year ended February 28, 1995 follow:

                                    YEAR ENDED                TEN MONTHS ENDED                YEAR ENDED
                                DECEMBER 31, 1996            DECEMBER 31, 1995            FEBRUARY 28, 1995
                            --------------------------   --------------------------   --------------------------
                                           WEIGHTED                     WEIGHTED                     WEIGHTED
                                           AVERAGE                      AVERAGE                      AVERAGE
                             SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                            ---------   --------------   ---------   --------------   ---------   --------------
Under option:
  Beginning of the
     Year/Period..........  1,564,000       $4.40        1,094,500       $3.73          918,500       $4.33
     Granted..............  1,589,000        9.99          949,500        4.41          564,000        3.23
     Exercised............   (122,166)       3.02         (355,000)       2.43          (34,000)       2.64
     Canceled.............     (1,666)       4.31         (125,000)       3.81         (354,000)       4.15
  End of the
     Year/Period..........  3,029,168       $7.39        1,564,000       $4.40        1,094,500       $3.73
Options
  exercisable -- Year/
  Period End..............  1,828,149        6.02        1,389,000       $4.40        1,094,500       $3.73
Shares available for
  grant -- Year/Period
  End.....................    856,250          --          693,750          --          568,250          --
Weighted average fair
  value of options
  granted.................                  $6.85                        $3.56

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                                 OPTIONS OUTSTANDING
                                       ---------------------------------------      OPTIONS EXERCISABLE
                                                         WEIGHTED                -------------------------
                                           NUMBER         AVERAGE     WEIGHTED       NUMBER       WEIGHTED
              RANGE OF                 OUTSTANDING AT    REMAINING    AVERAGE    EXERCISABLE AT   AVERAGE
              EXERCISE                  DECEMBER 31,    CONTRACTUAL   EXERCISE    DECEMBER 31,    EXERCISE
               PRICES                       1996           LIFE        PRICE          1996         PRICE
              --------                 --------------   -----------   --------   --------------   --------
$2.85-$5.00..........................    1,052,334       7.8 Years     $ 4.10        968,998       $ 4.08
$5.00-$7.50..........................      377,000       5.1 Years     $ 5.65        350,332       $ 5.63
$7.50-$10.00.........................      400,834       9.2 Years     $ 8.45        134,158       $ 8.41
$10.00-$11.25........................    1,199,000       9.9 Years     $10.48        374,661       $10.55
$2.85-$11.25.........................    3,029,168       8.5 Years     $ 7.39      1,828,149       $ 6.02

  Warrants

     During 1994, in exchange for consulting services, the Company issued warrants exercisable for 40,000 shares of common stock with an exercise price of $3.50.

     In August 1995, the Company's Board of Directors extended the expiration date of certain outstanding redeemable warrants issued as part of the Company's initial public offering (The "IPO Warrants") to March 31, 1996, and subsequently extended the expiration date to August 23, 1996. During August 1996, the Company registered the shares underlying its outstanding Series A and B warrants. Series A warrants representing 643,344 of a total of 650,000 shares of common stock were exercised before expiring, at an exercise price of $6.00 per share. The expiration date of the 643,344 Series B Warrants (which are exercisable at $10.00 per share) issued upon exercise of the IPO Warrants is August 16, 1997.

     In connection with the private placements discussed in Note 5, the Company issued warrants to purchase 3,240,000 shares of stock at prices ranging from $4.50 to $5.50 per share. These warrants expire through May 1998.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     In December 1995, as part of their debt agreement, the Company issued warrants to CreditAnstalt which grants CreditAnstalt the right to purchase 15,000 shares of common stock at a price of $7.31 per share. These warrants expire in December 2000.

     In January 1996, as part of the acquisition of IMD Corporation, the Company issued warrants to purchase 75,000 shares of common stock at a price of $7.50 per share. These warrants expire in January 1999.

     Total warrants for 4,132,684 shares were outstanding at December 31, 1996, including the IPO warrants, warrants issued in connection with private placements and 100,000 warrants issued in connection with prior acquisitions, at exercise prices ranging from $4.50 to $12.00 per share. 46,615 (excluding the Series A warrants) warrants were exercised during the year, at exercise prices ranging from $3.50 to $5.50 per share.

13. MAJOR VENDOR

     The Company utilizes a primary supplier arrangement for its pharmaceutical purchases. During both 1995 and 1996, the Company changed its primary supplier. Purchases of inventory under primary supplier relationships during the year ended December 31, 1996, the ten months ended December 31, 1995, and the year ended February 28, 1995, were approximately 82%, 87% and 55% of total inventory purchases, respectively.

14. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following as of December 31, 1996 and 1995:

                                                                1996           1995
                                                             -----------    ----------
Trade accounts payable.....................................  $11,390,194    $4,671,435
Accrued salaries, payroll taxes and benefits...............    4,172,362       669,860
Miscellaneous accrued expenses.............................    2,385,929       795,977
                                                             -----------    ----------
                                                             $17,948,485    $6,137,272
                                                             ===========    ==========

15. RELATED PARTIES

     As a result of the Company's acquisition of Symphony (See Note 2), Symphony's former parent company, IHS, is a significant Company stockholder. The Company provides institutional pharmacy services to several long-term care facilities owned and managed by IHS. Since the Company's acquisition of Symphony during 1996, net revenues of approximately $8,139,000 have been generated from sales to IHS owned and managed long-term care facilities. Amounts due from IHS owned and managed long-term care facilities of approximately $6,983,000 at December 31, 1996 are included in accounts receivable, net in the accompanying consolidated balance sheet.

     To facilitate the timely purchase of MediDyne, an interim purchase of MediDyne was made by Counsel Corporation, a significant stockholder of the Company. The terms of the agreement are described in Note 2.

     The Company entered into arrangements with a company which owns long-term care facilities in the state of Minnesota to provide pharmacy services and certain administrative functions in exchange for a monthly management fee. These management fees, totaling approximately $58,000, have been included in other income in the accompanying consolidated statement of operations for the year ended December 31, 1996. In addition, the Company has provided working capital funding. At December 31, 1996, amounts due of approximately $661,000 are included in the accompanying consolidated balance sheet.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

16. NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements with fiscal years beginning after December 15, 1995. The adoption of SFAS No. 121 as of January 1, 1996 had no impact on the Company's financial position or results of operations.

     In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB No. 15, "Earnings Per Share." It replaces the presentation of primary EPS with a presentation of basic EPS and requires a reconciliation of the numerator and denominator of the basic EPS calculation to the numerator and denominator of the diluted EPS calculation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

     SFAS No. 128 is effective for fiscal years ending after December 15, 1997, and early adoption is not permitted. When adopted, it will require restatement of prior years' EPS. When adopted for the year ended December 31, 1997, the Company will report basic EPS instead of primary EPS. The pro forma basic and diluted EPS would be as follows:

                                                                               TEN MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1995
                                                              ------------    ------------
Pro forma earnings (loss) per common and common equivalent
  share:
Basic Continuing operations.................................     $ 0.17          $(0.06)
  Discontinued operations...................................         --            0.05
  Extraordinary items.......................................      (0.01)           0.03
                                                                 ------          ------
          Net income........................................     $ 0.16          $ 0.02
                                                                 ======          ======
Diluted Continuing operations...............................     $ 0.15          $(0.06)
  Discontinued operations...................................         --            0.05
  Extraordinary items.......................................      (0.01)           0.03
                                                                 ------          ------
          Net income........................................     $ 0.14          $ 0.02
                                                                 ======          ======

17. SUBSEQUENT EVENTS

     In January 1997, the Company entered into purchase agreements with Clinical Care-SNF Pharmacy, Inc., Portaro Pharmacies, Inc. and Alger Health Services, Inc. These three acquisitions expand the Company's presence in the State of California and represent institutional pharmacy revenues of approximately $15,000,000, $15,000,000 and $8,500,000, respectively.

     The purchase price for Clinical Care-SNF Pharmacy, Inc. was $20,000,000, payable $5,000,000 in cash and the remainder representing 1,354,402 shares of the Company's common stock. The purchase price for Portaro Pharmacies, Inc. was $20,000,000, payable $5,000,000 in cash and the remainder representing 1,354,402 shares of the Company's common stock. The purchase price for Alger Health Services, Inc. was $4,200,000.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     In March 1997, the Company acquired Pennsylvania Prescriptions, Inc., a Harrisburg, Pennsylvania institutional and retail pharmacy doing business as Emerald Drugs. The purchase price was $6,200,000 and includes an earn-out provision.

     In March 1997, the Company acquired Pharmacare, Inc., a Virginia-based provider of institutional pharmacy services. The purchase price was approximately $8,500,000.

18. SUBSEQUENT EVENT -- PROPOSED MERGER

     In April 1997, the Company announced a proposed merger with Beverly Enterprises, Inc.,'s ("Beverly") pharmacy unit. After receipt of shareholder and other required approvals, the Company will issue approximately 50,000,000 shares to existing Beverly stockholders and assume approximately $275,000,000 in debt. The Company anticipates that the transaction will be finalized during the fourth quarter of 1997.

                                  SCHEDULE II
               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                     FOR THE YEAR ENDED DECEMBER 31, 1996,
                     THE TEN MONTHS ENDED DECEMBER 31, 1995
                      AND THE YEAR ENDED FEBRUARY 28, 1995

                                                    ADDITIONS
                                       BALANCE AT   CHARGED TO    ADDITIONS                  BALANCE AT
                                       BEGINNING    COSTS AND      THROUGH                     END OF
                                       OF PERIOD     EXPENSES    ACQUISITIONS   WRITE-OFFS     PERIOD
                                       ----------   ----------   ------------   ----------   ----------
Allowances for Doubtful Accounts:
  Year Ended December 31, 1996.......  $1,294,000   $1,222,000    $6,754,000    $3,492,000   $5,778,000
  Ten Months Ended December 31,
     1995............................   1,561,000      778,000       242,000     1,287,000    1,294,000
  Year Ended February 28, 1995.......   1,387,000    1,385,000            --     1,211,000    1,561,000

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   AS OF JUNE 30, 1997 AND DECEMBER 31, 1996

                                     ASSETS

                                                                JUNE 30,      DECEMBER 31,
                                                                  1997            1996
                                                              ------------    ------------
                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 10,365,642    $  9,407,354
  Accounts receivable, net of allowance for doubtful
     accounts of $6,864,000 as of June 30, 1997, and
     $5,778,000, as of December 31, 1996, respectively......    69,173,641      50,503,619
  Inventories...............................................    20,284,610      13,541,511
  Prepaid expenses and other current assets.................     3,858,434       1,523,194
  Deferred tax benefit......................................     3,085,273       5,408,381
                                                              ------------    ------------
          Total Current Assets..............................   106,767,600      80,384,059
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net...................    12,369,834      10,468,963
OTHER ASSETS................................................     2,185,318       1,369,982
GOODWILL, net of accumulated amortization of $7,636,000 as
  of June 30, 1997, and $4,074,000 as of December 31, 1996,
  respectively..............................................   240,120,502     178,778,162
                                                              ------------    ------------
          Total Assets......................................  $361,443,254    $271,001,116
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................  $ 17,870,892    $ 18,337,485
  Current portion of long-term debt.........................     2,577,263       3,557,199
  Current portion of non-compete agreements.................       200,000         200,000
  Accrued restructuring charges.............................     1,793,341       2,107,846
                                                              ------------    ------------
          Total Current Liabilities.........................    22,441,496      24,202,530
NON-COMPETE AGREEMENTS, net of current portion..............       200,000         200,000
LONG-TERM DEBT, net of current portion......................    96,717,927      39,165,739
RESTRUCTURING CHARGES, net of current portion...............     2,533,804       2,687,068
                                                              ------------    ------------
          Total Liabilities.................................   121,893,227      66,255,337
                                                              ------------    ------------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 50,000,000 shares authorized at June 30, 1997 and December 31, 1996; 34,020,825
     shares issued and 33,682,363 outstanding as of June 30,
     1997, and 31,134,221 shares issued and 30,795,759
     outstanding as of December 31, 1996....................       336,823         307,957
  Capital in excess of par..................................   244,320,079     213,593,829
  Accumulated deficit.......................................    (5,106,875)     (9,155,957)
                                                              ------------    ------------
          Total Stockholders' Equity........................   239,550,027     204,745,829
                                                              ------------    ------------
          Total Liabilities and Stockholders' Equity........  $361,443,254    $271,001,166
                                                              ============    ============

   The accompanying notes are an integral part of these consolidated balance sheets.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
        FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                                          THREE MONTHS ENDED JUNE, 30   SIX MONTHS ENDED JUNE 30,
                                          ---------------------------   --------------------------
                                              1997           1996           1997          1996
                                          ------------   ------------   ------------   -----------
NET SALES...............................    77,462,019     24,119,216   $146,485,577   $46,147,081
COST OF SALES...........................    43,261,353     15,270,022     81,951,692    28,845,588
                                           -----------    -----------   ------------   -----------
          Gross profit..................    34,200,666      8,849,194     64,533,885    17,301,493
                                           -----------    -----------   ------------   -----------
OPERATING EXPENSES:
  Selling, general and administrative
     expenses...........................    24,831,013      7,175,704     47,753,781    14,452,997
  Depreciation and amortization.........     2,559,731        592,648      4,916,966     1,161,705
  Costs relating to pharmacy closure....             0        246,446             --       246,446
  Merger related costs..................     1,659,017              0      1,659,017            --
                                           -----------    -----------   ------------   -----------
          Total operating expenses......    29,049,761      8,014,798     54,329,764    15,861,148
                                           -----------    -----------   ------------   -----------
          Income from operations........     5,150,905        834,396     10,204,121     1,440,345
                                           -----------    -----------   ------------   -----------
NONOPERATING EXPENSE (INCOME):
  Interest expense, net.................     1,718,275        421,427      2,961,430       684,615
  Other income, net.....................       (67,319)       (48,704)      (155,115)      (95,232)
                                           -----------    -----------   ------------   -----------
          Total nonoperating expense
            (income), net...............     1,650,956        372,723      2,806,315       589,383
                                           -----------    -----------   ------------   -----------
          Net income before income tax
            provision...................     3,499,949        461,673      7,397,806       850,962
INCOME TAX PROVISION....................     1,907,442        (30,962)     3,348,724        72,038
                                           -----------    -----------   ------------   -----------
          Net income....................     1,592,507        492,635   $  4,049,082   $   778,924
                                           ===========    ===========   ============   ===========
EARNINGS PER SHARE:
  Primary...............................   $      0.04    $      0.03   $       0.11   $      0.04
                                           ===========    ===========   ============   ===========
  Fully diluted.........................   $      0.04    $      0.03   $       0.11   $      0.04
                                           ===========    ===========   ============   ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING:
  Primary...............................    36,148,479    $18,302,678     36,416,198    17,441,663
                                           ===========    ===========   ============   ===========
  Fully diluted.........................    36,688,219    $18,795,230     36,801,956    18,264,102
                                           ===========    ===========   ============   ===========

 The accompanying notes are an integral part of these consolidated statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                   COMMON STOCK          CAPITAL
                               ---------------------    IN EXCESS     ACCUMULATED
                                 SHARES      AMOUNT       OF PAR        DEFICIT        TOTAL
                               ----------   --------   ------------   -----------   ------------
BALANCE, December 31,
  1996.......................  30,795,759   $307,957   $213,593,829    (9,155,957)  $204,745,829
  Common stock issued in
     connection with the
     exercise of stock
     options.................     177,800      1,778        753,338            --        755,116
  Common stock issued in
     connection with
     acquisitions............   2,708,804     27,088     29,972,912            --     30,000,000
  Net income for the six
     months ended June 30,
     1997....................          --         --             --     4,049,082      4,049,082
                               ----------   --------   ------------   -----------   ------------
BALANCE, June 30, 1997.......  33,682,363   $336,823   $244,320,079   $(5,106,875)  $239,550,027
                               ==========   ========   ============   ===========   ============

 The accompanying notes are an integral part of these consolidated statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                                                                  1997            1996
                                                              ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  4,049,082    $    778,924
  Adjustments to reconcile net income to net cash (used in)
     provided by operating activities --
     Depreciation and amortization..........................     4,916,966       1,161,705
     Change in assets and liabilities, net of effects from
       acquisition/disposal of businesses:
       Increase in accounts receivable......................   (12,731,681)     (1,761,710)
       Increase in inventories..............................    (3,046,776)       (661,815)
       Decrease (increase) in prepaid expenses and other
          current assets....................................    (2,066,787)        106,245
       Decrease in deferred tax benefit.....................     2,323,108              --
       Increase in other assets.............................      (815,336)       (132,424)
       Decrease in accounts payable and accrued expenses....    (8,620,774)     (3,613,274)
       Decrease in accrued restructuring charges............      (467,769)       (369,616)
                                                              ------------    ------------
          Net cash flows from operating activities..........   (16,459,967)     (4,491,965)
                                                              ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment and leasehold improvements..........    (1,873,683)       (699,794)
  Acquisitions, net of cash acquired........................   (36,509,538)    (17,427,618)
  Repayments of notes receivable............................            --          52,555
                                                              ------------    ------------
     Net cash flows from investing activities...............   (38,383,221)    (18,074,857)
                                                              ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from commercial bank borrowings..............    56,500,000      15,483,000
  Repayment of subsidiary pre-acquisition indebtedness......            --      (1,800,000)
  Proceeds from exercise of stock options...................       755,116         261,113
  Proceeds from issuance of common stock....................            --       8,382,259
  Repayment of other long-term debt, net....................    (1,412,437)       (968,748)
  Principal payments of capital lease obligations...........       (41,203)       (162,555)
                                                              ------------    ------------
     Net cash flows from financing activities...............    55,801,476      21,195,069
                                                              ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       958,288      (1,371,753)
CASH AND CASH EQUIVALENTS, beginning of period..............     9,407,354       2,763,416
                                                              ------------    ------------
CASH AND CASH EQUIVALENTS, end of period....................  $ 10,365,642    $  1,391,663
                                                              ============    ============
SUPPLEMENTAL DISCLOSURE:
  Cash paid for:
     Interest...............................................  $  1,461,106    $    325,497
                                                              ============    ============
     Taxes..................................................  $  1,428,275    $     96,079
                                                              ============    ============

 The accompanying notes are an integral part of these consolidated statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS:

     Capstone Pharmacy Services, Inc. and subsidiaries (a Delaware corporation), together with its wholly-owned subsidiaries (the "Company") is principally engaged in the business of providing institutional pharmacy services to long-term care facilities, correctional institutions, hospitals and health maintenance organizations throughout the United States.

2. EARNINGS PER SHARE:

     Earnings per share is based upon the weighted average number of the Company's common and common equivalent shares outstanding for the six months ended June 30, 1997 and 1996. The amount of common stock equivalents outstanding was computed using the treasury stock method.

     In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per share." SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB No. 15, "Earnings Per Share." It replaces the presentation of primary EPS with a presentation of basic EPS and requires a reconciliation of the numerator and denominator of the basic EPS calculation to the numerator and denominator of the diluted EPS calculation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

     SFAS No. 128 is effective for fiscal years ending after December 15, 1997, and early adoption is not permitted. When adopted, it will require restatement of prior years' EPS. When adopted for the year ending December 31, 1997, the pro forma EPS that would have been reported for the three and six month periods ended June 30, 1997 and 1996 are as follows:

                                                          THREE MONTHS       SIX MONTHS
                                                         ENDED JUNE 30,    ENDED JUNE 30,
                                                         ---------------   ---------------
                                                          1997     1996     1997     1996
                                                         ------   ------   ------   ------
Pro forma earnings per share:
  Basic................................................   $0.06    $0.03    $0.12    $0.05
                                                          =====    =====    =====    =====
  Diluted..............................................   $0.04    $0.03    $0.11    $0.04
                                                          =====    =====    =====    =====

3. BASIS OF PRESENTATION:

     The interim condensed consolidated financial statements of the Company for the six months ended June 30, 1997 and 1996, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position of the Company at June 30, 1997, and the results of its operations for the three and six month periods ended June 30, 1997 and cash flows for the six months ended June 30, 1997 and 1996. Certain reclassifications have been made to the prior period financial statements to conform with the current period presentation.

     The results of operations for the six months ended June 30, 1997 and 1996, are not necessarily indicative of results to be expected for the full year. These interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission for the year dated December 31, 1996. The balance sheet at December 31, 1996, has been derived from the audited financial statements at that date.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

4. ACQUISITIONS:

  Acquisitions During the Year Ended December 31, 1996

     In January 1996, the Company purchased Geri-Care Systems, Inc. and Scripts & Things, Inc. ("Geri-Care"), which provides institutional pharmacy services to long-term care facilities in the New York metropolitan area. The purchase price was approximately $6,000,000, payable $1,320,000 in cash and promissory notes, with the remainder representing 669,230 shares of the Company's common stock held in escrow as a contingent incentive payment for certain new business to be generated through 1998 by the selling shareholders of Geri-Care. Total goodwill at the date of acquisition was $6,259,000.

     In February 1996, the Company purchased IMD Corporation ("IMD") which provides institutional pharmacy services to long-term care facilities in the Chicago metropolitan area. The total purchase price was $15,882,000. Total goodwill at the date of acquisition was $13,146,000.

     In July 1996, the Company acquired DCMed, Inc. and its wholly-owned subsidiary MediDyne Corporation (collectively, "MediDyne"), a provider of Medicare Part B services, which consist of enteral nutrition and urologic supplies, as well as counseling and assistance with regulatory compliance in connection with such services. The total purchase price was $7,500,000. The agreement also provides for an earn-out based on the future adjusted earnings of the business, payable in cash. Total goodwill at the date of acquisition was $7,667,000.

     In July 1996, the Company acquired the institutional pharmacy business of Symphony Pharmacy Services, Inc. ("Symphony"), a subsidiary of Integrated Health Services, Inc. ("IHS"). Symphony provides institutional pharmacy services, including infusion therapy and Medicare Part B services, to long-term care facilities in eight states. The total purchase price was $150,000,000, including $25,000,000 representing the issuance of 2,112,490 shares of the Company's common stock. Total goodwill at the date of acquisition was $131,303,000.

     In October 1996, the Company acquired the institutional pharmacy business of Happy Harry's, Inc., a Delaware-based retail drug store operator. The total purchase price was $3,695,000. Total goodwill at the date of acquisition was $2,407,000.

     In December 1996, the Company purchased Institutional Pharmacy, Inc., which provides institutional pharmacy services to long-term care facilities in the state of Tennessee. The total purchase price was $4,839,000. Total goodwill at the date of acquisition was $4,068,000.

  Acquisitions During the Six Months Ended June 30, 1997

     In January 1997, the Company entered into asset purchase agreements with Clinical Care-SNF, Inc., Portaro Pharmacies, Inc. and Alger Health Services. These three acquisitions expand the Company's presence in the state of California and represent institutional revenues of approximately $15,000,000, $15,000,000 and $8,500,000, respectively. The purchase price for Clinical Care-SNF, Inc. was $20,000,000, payable $5,000,000 in cash and the remainder representing 1,354,402 shares of the Company's common stock. The purchase price for Portaro Pharmacies, Inc. was $20,000,000, payable $5,000,000 in cash and the remainder representing 1,354,402 shares of the Company's common stock. The purchase price for Alger Health Services was $4,200,000. Total goodwill at the date of acquisition for these acquisitions amounted to $50,162,000.

     In March 1997, the Company acquired Pennsylvania Prescriptions, Inc., a Harrisburg, Pennsylvania, institutional and retail pharmacy doing business as Emerald Drugs. The purchase price was $6,200,000 and includes an earn-out provision based upon future adjusted earnings of the Company after certain conditions are met. Payments upon the satisfaction of the earn-out provision will be recorded as an adjustment to goodwill. Total goodwill at the date of acquisition was $4,123,000.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     In March 1997, the Company acquired Pharmacare, Inc., a Virginia-based provider of institutional pharmacy services. The purchase price was approximately $8,500,000. Total goodwill at the date of acquisition was $7,826,000.

     Effective March 1997, the Company acquired Macromed, a New York-based provider of Medicare Part B services. The total purchase price was approximately $2,800,000. Total goodwill at the date of acquisition approximated $2,900,000.

     In April 1997, the Company acquired Willowood Service, Inc., a Massachusetts-based provider of institutional pharmacy services. The total purchase price was $2,880,000. Total goodwill at the date of acquisition was $2,913,000.

     In May 1997, the Company acquired Care Health Systems, Inc., a Pennsylvania-based provider of institutional pharmacy services doing business as Care Apothecary. The purchase price was $2,200,000. Total goodwill at the date of acquisition was $1,862,000.

     These acquisitions have been accounted for using the purchase method of accounting, with the assets and liabilities of the acquired companies recorded at their estimated fair market values at the dates of acquisition. Goodwill, represent the excess of acquisition cost over the fair value of the net assets acquired, is amortized over 40 years.

5. ACQUISITION PRO FORMA FINANCIAL STATEMENTS:

     The results of operations of acquired businesses are included in the Company's consolidated results from the date of acquisition. Had the acquisitions discussed in Note 4 occurred on January 1, 1996, management estimates that the unaudited pro forma results of operations for the six months ended June 30, 1997 and 1996 ($000 omitted, except for per share data) would have been:

                                                           1997        1996
                                                         --------    --------
NET SALES..............................................  $152,104    $142,159
                                                         --------    --------
COST OF SALES..........................................    85,463      80,520
                                                         --------    --------
          Gross profit.................................    66,641      61,639
                                                         --------    --------
OPERATING EXPENSES.....................................    56,088      53,866
                                                         --------    --------
NON-OPERATING EXPENSES, net............................     3,162       3,481
                                                         --------    --------
          Income before income tax provision...........     7,391       4,292
                                                         --------    --------
INCOME TAX PROVISION...................................     3,378       1,785
                                                         --------    --------
          Net income...................................  $  4,013    $  2,507
                                                         --------    --------
          Income per share.............................  $   0.11    $   0.07
                                                         ========    ========

     These pro forma operating results reflect certain adjustments, including amortization of goodwill acquired, incremental interest expense and adjustments for the provision of income taxes to reflect an effective tax rate of 37%. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated on January 1, 1996, nor are they necessarily indicative of future results.

6. MERGER WITH PHARMACY CORPORATION OF AMERICA:

     During April 1997, the Company announced a proposed merger with the pharmacy unit of Beverly Enterprises, Inc. ("Beverly"), Pharmacy Corporation of America ("PCA"). In Conjunction with the transaction, Beverly will transfer all non-PCA assets and liabilities into a new corporation. The Company will

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES issue approximately 50,000,000 shares to existing Beverly stockholders and assume $275,000,000 in debt. Additionally, the merger will be accounted for under the purchase method of accounting and will be treated as a reverse merger/acquisition of the Company by Beverly. Under this method of accounting, Beverly will be treated as the acquiring entity and the assets and liabilities of the Company will be adjusted to their fair values in accordance with the purchase method of accounting. Additionally, all costs the Company incurs related to this merger will be expensed as incurred. These costs are estimated to total approximately $10,000,000. The amounts reflected in statements of income represent adviser fees, accounting and legal fees and other direct costs incurred. Related to the Merger, the Company has filed a registration statement on Form S-4 with the Securities and Exchange Commission.

7. CREDIT FACILITY:

     The Company maintains a Revolving Credit Facility with a syndicate of five commercial banks under which borrowings of up to $125 million are available.

     Under the credit facility, the Company has the option to borrow under base rate and eurodollar rate revolving loans, swing line loans and letters of credit. Interest rates on base rate and swing line loans are at the higher of the prime rate or 0.5% in excess of the federal funds effective rate, plus an applicable margin based on the Company's leverage ratio at the time of borrowing. The swing line loans are also adjusted for a commitment fee percentage tied to the Company's leverage ratio. Interest on base rate and swing line loans is due quarterly in arrears. Interest rates on eurodollar rate loans are calculated at the eurodollar rate, plus an applicable margin based on the Company's leverage ratio at the time of borrowing. Interest is due at the end of the one, two or three-month interest period elected by the Company. If the Company elects a six-month eurodollar rate loan, interest is payable in arrears at the end of the third and sixth month. Letter of credit fees are based on the eurodollar loan margin, plus the greater of 0.25% of the maximum available to be drawn for letters of credit, as defined in the agreement, or $500, and is to be paid quarterly in arrears.

     Scheduled reductions of the $125,000,000 maximum balance allowed under the Revolving Credit Facility on December 1 of each year are as follows:

1997..........................................   $         --
1998..........................................     10,000,000
1999..........................................     35,000,000
2000..........................................     40,000,000
2001..........................................     40,000,000
                                                 ------------
                                                 $125,000,000
                                                 ============

     The Revolving Credit Facility is secured by substantially all assets of the Company and stipulates certain covenants applicable to capital expenditures, cash consideration on acquisitions and sale of assets, as well as minimum financial ratios. As of June 30, 1997, the Company is in compliance with all debt covenants.

8. PRIVATE PLACEMENT:

     On April 18, 1996, the Company completed a private placement of its common stock. This offering consisted of 1,035,000 shares at a price of $8.50 per share. The net proceeds of this offering were approximately $8,382,000, net of related expenses including placement commissions. There were no warrants issued in connection with this private placement.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

9. MAJOR VENDOR:

     The Company utilizes a primary supplier arrangement for its purchases of pharmaceuticals. In light of the financial and operating significance of purchases, the Company routinely monitors the performance of its primary supplier and negotiates settlements and future service levels based thereon. Anticipated settlement amounts are recorded based upon management's estimates. The Company changed its primary supplier in December 1996 and 1995. There were no settlements paid and no significant commitments entered into for both periods as a result of changes in vendors. Changes in future service levels negotiated include, among others, method of delivery, frequency of orders and bar coding ability, and are non-financial in nature.

10. SUBSEQUENT EVENTS:

     During August 1997, the Company signed a definitive Purchase Agreement to acquire the assets of Med-Tec Pharmaceutical Services, Inc., a provider of institutional pharmacy services in the Philadelphia, Pennsylvania, area. Med-Tec has annualized revenues of approximately $13 million and services over 4,200 beds in long-term care facilities. The transaction is expected to close following certain regulatory approvals.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Pharmacy Corporation of America

     We have audited the accompanying consolidated balance sheets of Pharmacy Corporation of America as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement Schedule II -- Valuation and Qualifying Accounts of Pharmacy Corporation of America. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pharmacy Corporation of America at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                            /s/ ERNST & YOUNG LLP

Little Rock, Arkansas
April 18, 1997

                        PHARMACY CORPORATION OF AMERICA

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................    $  7,575     $  3,315
  Accounts receivable, less allowance for doubtful accounts:
     1996 -- $13,070, 1995 -- $17,913.......................      93,078       84,651
  Notes and other receivables, less allowance for doubtful
     accounts: 1996 -- $820, 1995 -- $352...................       1,383        2,892
  Inventory.................................................      22,025       25,175
  Prepaid expenses and other................................         335          298
                                                                --------     --------
          Total current assets..............................     124,396      116,331
Property and equipment, net (Note 3)........................      32,698       28,551
Other assets:
  Goodwill, net.............................................     276,430      277,360
  Systems development, net..................................       4,837        4,627
  Other, net................................................       3,215        2,003
                                                                --------     --------
          Total other assets................................     284,482      283,990
                                                                --------     --------
                                                                $441,576     $428,872
                                                                ========     ========
                        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................    $ 18,017     $ 25,039
  Accrued wages and related liabilities.....................       6,656        4,212
  Other accrued liabilities.................................       6,621        8,938
  Current portion of long-term obligations (Note 4).........         968          630
                                                                --------     --------
          Total current liabilities.........................      32,262       38,819
Long-term obligations (Note 4)..............................       1,334          125
Deferred income taxes.......................................       3,980           --
Due to Parent (Notes 4, 6, 9 and 10)........................     312,395      318,610
Commitments and contingencies (Note 5)
Stockholder's equity:
  Common stock, $1.00 par value, 1,000 shares authorized,
     issued and outstanding.................................           1            1
  Additional paid-in capital................................       3,866        3,866
  Retained earnings.........................................      87,738       67,451
                                                                --------     --------
          Total stockholder's equity........................      91,605       71,318
                                                                --------     --------
                                                                $441,576     $428,872
                                                                ========     ========

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Revenues:
  Non-affiliates............................................  $434,317   $377,664   $170,299
  Affiliates (Note 9).......................................    82,083     74,021     77,213
                                                              --------   --------   --------
          Total revenues....................................   516,400    451,685    247,512
Cost of goods sold..........................................   280,468    242,761    117,045
                                                              --------   --------   --------
Gross profit................................................   235,932    208,924    130,467
Operating expenses:
  Wages and related.........................................   118,888    106,742     61,619
  Selling, general and administrative.......................    50,377     48,334     28,302
  Provision for doubtful accounts...........................    13,500     17,679      7,388
  Depreciation and amortization.............................    16,392     13,219      5,734
  Management fees (Note 9)..................................     1,820      2,844      2,075
  Impairment of long-lived assets (Note 1):
     Adoption of SFAS No. 121...............................        --      5,392         --
     Development costs......................................        --      4,151         --
                                                              --------   --------   --------
          Total operating expenses..........................   200,977    198,361    105,118
                                                              --------   --------   --------
Income before provision for income taxes....................    34,955     10,563     25,349
Provision for income taxes (Note 6).........................    14,668      5,977     10,291
                                                              --------   --------   --------
Net income..................................................    20,287      4,586     15,058
Retained earnings, beginning of year........................    67,451     62,865     47,807
                                                              --------   --------   --------
Retained earnings, end of year..............................  $ 87,738   $ 67,451   $ 62,865
                                                              ========   ========   ========

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1996       1995       1994
                                                              --------   --------   ---------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 20,287   $  4,586   $  15,058
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    16,392     13,219       5,734
     Impairment of long-lived assets........................        --      9,543          --
     Gain on dispositions of assets.........................      (250)        --          --
     Provision for doubtful accounts........................    13,500     17,679       7,388
     Deferred income taxes (benefit)........................     4,159       (909)        635
     Change in operating assets and liabilities, net of
       acquisitions and dispositions:
       Accounts receivable..................................   (21,474)   (22,489)    (14,972)
       Inventory............................................     3,510      2,282      (1,173)
       Prepaid expenses and other receivables...............       (44)       614         147
       Accounts payable and accrued expenses................    (7,498)    (2,836)      6,595
                                                              --------   --------   ---------
          Total adjustments.................................     8,295     17,103       4,354
                                                              --------   --------   ---------
          Net cash provided by operating activities.........    28,582     21,689      19,412
Cash flows from investing activities:
  Payments for acquisitions, net of cash acquired...........   (10,835)    (2,151)   (223,435)
  Proceeds from dispositions................................     2,152         --          --
  Capital expenditures......................................    (7,803)   (10,497)     (6,903)
  Systems development.......................................    (1,813)    (2,601)       (504)
  Other, net................................................       329      1,852         (11)
                                                              --------   --------   ---------
          Net cash used for investing activities............   (17,970)   (13,397)   (230,853)
Cash flows from financing activities:
  Advances (to) from Parent, net............................    (5,064)    (9,716)    216,735
  Proceeds from issuance of long-term obligations...........        --        143          --
  Repayments of long-term obligations.......................    (1,288)      (877)     (1,079)
                                                              --------   --------   ---------
          Net cash provided by (used for) financing
            activities......................................    (6,352)   (10,450)    215,656
                                                              --------   --------   ---------
Net increase (decrease) in cash and cash equivalents........     4,260     (2,158)      4,215
Cash and cash equivalents at beginning of year..............     3,315      5,473       1,258
                                                              --------   --------   ---------
Cash and cash equivalents at end of year....................  $  7,575   $  3,315   $   5,473
                                                              ========   ========   =========
Supplemental schedule of cash flow information:
  Cash paid during the year for:
     Interest...............................................  $     11   $     35   $     517

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Pharmacy Corporation of America (the "Company") is a wholly-owned subsidiary of Beverly Enterprises, Inc. ("Beverly"). The Company is one of the nation's largest institutional pharmacies delivering drugs and related products and services, infusion therapy and other healthcare products (enteral and urological) to nursing facilities, acute care and transitional care hospitals, home care providers, psychiatric facilities, correctional facilities, assisted living centers, retirement homes and their patients. The Company also provides consultant pharmacist services, which include evaluations of patient drug therapy, and drug handling, distribution and administration within a nursing facility as well as assistance with state and federal regulatory compliance. The Company's mail service pharmacy delivers drugs and medical equipment to workers' compensation payors, claimants and employers. As of December 31, 1996, the Company operated 57 pharmacies and pharmacy-related outlets located in 25 states. All references to the Company shall mean Pharmacy Corporation of America and its consolidated subsidiaries. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated. (See
Note 10.)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

INVENTORY

     Inventory, consisting of pharmaceuticals and other products held for resale, are carried primarily at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation or, where appropriate, the present value of the related capital lease obligation less accumulated amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets.

INTANGIBLES

     Goodwill (stated at cost less accumulated amortization of approximately $17,865,000 and $10,586,000 in 1996 and 1995, respectively) is being amortized over 40 years using the straight-line method.

     Software development (stated at cost less accumulated amortization of approximately $5,674,000 and $4,068,000 in 1996 and 1995, respectively) is being amortized over five years using the straight-line method. Software development costs consist of incremental wages and related costs, as well as travel expenses directly attributable to the development of software to be used in the operations of the Company and the cost of any purchased software packages.

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     On an ongoing basis, the Company reviews the carrying value of its intangible assets in light of any events or circumstances that indicate they may be impaired or that the amortization period may need to be adjusted. If such circumstances suggest the intangible value cannot be recovered, calculated based on undiscounted cash flows over the remaining amortization period, the carrying value of the intangible will be reduced by such shortfall. As of December 31, 1996, the Company does not believe there is any indication that the carrying value or the amortization period of its intangibles needs to be adjusted.

IMPAIRMENT OF LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121") which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows are not sufficient to recover the assets' carrying amounts. The impairment loss is measured by comparing the fair value of an asset to its carrying amount.

     In 1995, the Company recorded an impairment loss of approximately $5,392,000 upon adoption of SFAS No. 121. The impairment indicators which led to recording this loss were as follows: two pharmacies, purchased by the Company in late 1994, had operating losses in 1995, and the Company anticipated future operating losses for these facilities primarily related to Beverly's lack of presence in the markets; one pharmacy, located in a state where Beverly had recently sold all of its interest, began to lose the contracts that had been assumed by the new owners, and it became apparent that the operations would not recover to their previous level; and, lastly, the Company operates a medical records servicing business which lost approximately half of its business in 1995 when Beverly pursued a different vendor for this service. Accordingly, management estimated the undiscounted future cash flows to be generated by each business. The undiscounted future cash flow estimates were less than the carrying value of such businesses, so management estimated the fair value of such businesses and wrote the carrying values down to their estimates of fair value. Management calculated the fair values of the impaired businesses by using the present values of estimated future cash flows.

     In addition to the SFAS No. 121 charge, the Company recorded an impairment loss in 1995 of approximately $4,151,000 primarily related to the write-off of software costs. In conjunction with the Company's 1995 acquisition of Prescription Management Services, Inc. ("PMSI") (see Note 2), PMSI's Vice President of Management Information Systems assumed the management information systems' functions for the Company and redirected the Company's systems development initiatives, which caused a write-off of certain software and systems development costs.

INSURANCE

     The Company is insured for general liability and workers' compensation risks through Beverly's self-insurance programs. Beverly allocates expense to the Company based on the relative percentage of insurance costs incurred by Beverly on behalf of the Company. Total insurance allocations to the Company were approximately $1,829,000, $1,409,000 and $919,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Management believes these charges represent a reasonable allocation of the costs incurred by Beverly on behalf of the Company.

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
STOCK-BASED AWARDS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") which encourages, but does not require, companies to recognize compensation expense for stock-based awards based on their fair value on the date of grant. The Company has elected to continue to account for stock-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for stock option grants. See Note 7 for the pro forma effects on the Company's reported net income assuming the election had been made to recognize compensation expense on stock-based awards in accordance with SFAS No. 123.

REVENUES

     The Company's revenues are derived primarily from providing pharmaceuticals and related healthcare products and services to long-term care facilities, acute care and transitional care hospitals, home care providers, psychiatric facilities, correctional facilities and their patients. The Company's mail service pharmacy delivers drugs and medical equipment to workers' compensation payors, claimants and employers. The Company records fees at the time the services or products are provided. These revenues are reported at the estimated net amounts to be received from individuals, third party payors, nursing facilities and others. Approximately 37%, 41% and 41% of the Company's operating revenues for 1996, 1995 and 1994, respectively, were derived from funds under federal and state medical assistance programs, and approximately 43% of the Company's net accounts receivable at December 31, 1996 and 1995 are due from such programs.

  Concentration of Credit Risk

     The Company has significant accounts receivable whose collectibility or realizability is dependent upon the performance of certain governmental programs, primarily Medicaid and Medicare. These receivables represent the only concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an adequate provision has been made for the possibility of these receivables proving uncollectible and continually monitors and adjusts these allowances as necessary. See also Note 9 for a discussion of business with Beverly.

2. ACQUISITIONS

     During 1996, the Company acquired three institutional pharmacies for cash of approximately $10,835,000 and disposed of one institutional pharmacy for cash proceeds of approximately $2,152,000. The acquisitions were accounted for as purchases.

     In June 1995, Beverly acquired Pharmacy Management Services, Inc. ("PMSI") in exchange for approximately 12,361,000 shares of Beverly common stock, plus closing and related costs, for a total purchase price of approximately $162,900,000. As a leading independent nationwide provider of medical cost containment and managed care services to workers' compensation payors and claimants, PMSI's services included pharmacy benefit management through both a national retail pharmacy network and home delivery of prescription drugs, medical supplies and medical equipment (the "mail service business") as well as a workers' compensation preferred provider organization (the "PPO business"). The mail service business was contributed by Beverly to the Company in June 1995, and has been operated by the Company since that time. The PPO business was transferred to another of Beverly's wholly-owned subsidiaries. Beverly's acquisition of PMSI was accounted for as a purchase and resulted in additional goodwill to Beverly of approximately $139,600,000. Based on the fair value of the mail service net assets, Beverly allocated approximately

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

2. ACQUISITIONS -- (CONTINUED)
$97,700,000 of the PMSI purchase price to the Company, including goodwill of approximately $83,800,000. The Company also purchased one institutional pharmacy during 1995 for cash of approximately $2,492,000. This acquisition was accounted for as a purchase.

     In November 1994, the Company acquired Insta-Care Holdings, Inc., ("Insta-Care") for cash of approximately $112,000,000 as well as other costs incurred totaling approximately $8,600,000. Insta-Care provided pharmaceutical dispensing services in six states to approximately 65,000 patients in nursing homes and correctional facilities. In December 1994, the Company acquired three institutional pharmacy subsidiaries of Synetic, Inc., ("Synetic") for cash of approximately $107,300,000, as well as other costs incurred totaling approximately $6,000,000. The Synetic businesses provided pharmaceutical dispensing services in New England and Indiana to approximately 45,000 patients in various institutions, including nursing homes, transitional care facilities, correctional facilities and group homes. These acquisitions were accounted for as purchases and resulted in additional goodwill for the Company of approximately $95,100,000 related to Insta-Care and approximately $90,800,000 related to Synetic. The Company consummated such transactions with funds provided by Beverly. Beverly borrowed such funds through banking arrangements (see Note 4). The Company also purchased one institutional pharmacy during 1994 for cash of approximately $782,000. This acquisition was accounted for as a purchase.

     Summarized below are the unaudited proforma consolidated results of operations of the Company for the years ended December 31, 1995 and 1994, assuming the PMSI, Insta-Care and Synetic transactions discussed above had occurred as of January 1, 1994. The operations of all of the other pharmacies acquired or disposed of during 1996, 1995 and 1994 were immaterial to the Company's financial position and results of operations.

     These unaudited proforma consolidated results of operations have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had those transactions been made at January 1, 1994, or of results which may occur in the future.

                                                                   YEARS ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                1995               1994
                                                              --------   ------------------------
                                                                                      INSTA-CARE,
                                                                         INSTA-CARE     SYNETIC
                                                                PMSI     & SYNETIC      & PMSI
                                                              --------   ----------   -----------
Revenues....................................................  $493,262    $421,379     $505,350
Income before provision for income taxes....................    12,827      30,217       35,863
Net income..................................................     5,567      17,950       21,304

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

3. PROPERTY AND EQUIPMENT

     Following is a summary of property and equipment and related accumulated depreciation and amortization by major classifications at December 31 (in thousands):

                                                   TOTAL               OWNED             LEASED
                                             -----------------   -----------------   ---------------
                                              1996      1995      1996      1995      1996     1995
                                             -------   -------   -------   -------   ------   ------
Leasehold improvements.....................  $11,460   $ 9,941   $11,460   $ 9,941   $   --   $   --
Furniture and equipment....................   44,156    34,859    39,764    33,146    4,392    1,713
Construction in progress...................      345       550       345       550       --       --
                                             -------   -------   -------   -------   ------   ------
                                              55,961    45,350    51,569    43,637    4,392    1,713
Less: accumulated depreciation and
      amortization.........................   23,263    16,799    21,238    15,456    2,025    1,343
                                             -------   -------   -------   -------   ------   ------
                                             $32,698   $28,551   $30,331   $28,181   $2,367   $  370
                                             =======   =======   =======   =======   ======   ======

     The estimated useful lives of the assets are as follows: leasehold improvements 5 to 20 years or term of lease, if less; furniture and equipment 5 to 15 years. Capitalized lease assets are amortized over the initial terms of the leases.

     Depreciation and amortization expense related to property and equipment for the years ended December 31, 1996, 1995 and 1994 was approximately $6,737,000, $4,534,000 and $3,363,000, respectively.

4. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following at December 31 (in thousands):

                                                               1996     1995
                                                              ------    ----
Present value of capital lease obligations, at effective
  interest rates of 6.25% to 9.25%..........................  $2,262    $412
Non-interest bearing note due July 1996.....................      --     250
Other notes payable.........................................      40      93
                                                              ------    ----
                                                               2,302     755
Less amounts due within one year............................     968     630
                                                              ------    ----
                                                              $1,334    $125
                                                              ======    ====

     Scheduled maturities of long-term obligations, including capital leases, for the years ending December 31 are as follows (in thousands):

                                                1997    1998   1999   2000   2001   THEREAFTER   TOTAL
                                               ------   ----   ----   ----   ----   ----------   ------
Future minimum lease payments................  $1,088   $983   $440    $4     $4        $1       $2,520
Less interest................................     157     82     18     1     --        --          258
                                               ------   ----   ----    --     --       ---       ------
Net present value of future minimum lease
  payments...................................     931    901    422     3      4         1        2,262
Notes payable................................      37      3     --    --     --        --           40
                                               ------   ----   ----    --     --       ---       ------
                                               $  968   $904   $422    $3     $4        $1       $2,302
                                               ======   ====   ====    ==     ==       ===       ======

     Included in the Company's "Due to Parent" account at December 31, 1996 and 1995 is a $225,000,000 obligation to repay Beverly for certain bank debt, as discussed below. Beverly executed a credit agreement on November 1, 1994, which provided for, among other things, a $225,000,000 Term Loan (the "Term Loan").

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

4. LONG-TERM OBLIGATIONS -- (CONTINUED)
The proceeds from the Term Loan were used to consummate the Insta-Care and Synetic acquisitions (as previously discussed). No interest has been charged to the Company related to this debt obligation or any other amounts included in the "Due to Parent" account. In December 1996, Beverly repaid the Term Loan with the net proceeds from a $375,000,000 Amended and Restated Credit Agreement. Such credit agreement provides for a Revolver/Letter of Credit Facility (the "Revolver/LOC Facility"). Borrowings under the Revolver/LOC Facility bear interest at adjusted LIBOR plus .875%, the Prime Rate, as defined, or the adjusted CD rate, as defined, plus 1%, at Beverly's option. Such interest rates may be adjusted quarterly based on certain financial ratio calculations. The Revolver/LOC Facility is secured by a security interest in the stock of the Company and matures on December 31, 2001.

5. COMMITMENTS AND CONTINGENCIES

     The future minimum rental commitments required by noncancelable operating leases on the Company's pharmacy locations with initial or remaining terms in excess of one year as of December 31, 1996, are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
  1997......................................................  $ 3,830
  1998......................................................    3,215
  1999......................................................    2,586
  2000......................................................    1,895
  2001......................................................    1,493
  Thereafter................................................    3,610
                                                              -------
                                                              $16,629
                                                              =======

     The Company leases all of its pharmacy locations and certain of its equipment primarily under operating leases. Rent expense on operating leases for the years ended December 31 was as follows: 1996 -- $12,142,000;
1995 -- $13,005,000; 1994 -- $8,037,000. Contingent rent, based primarily on increases in the consumer price index, was approximately $343,000, $437,000 and $511,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company's capital and operating leases primarily have initial terms of five years with renewal options (which could extend the term of the leases by up to five years), contain escalation clauses and have provisions for payments by the Company of real estate taxes, insurance and maintenance costs.

     The Company is contingently liable for Beverly's $180,000,000 of 9% Senior Notes due February 15, 2006 (the "Senior Notes"). Beverly issued the Senior Notes in February 1996 through a public offering and used the net cash proceeds to repay indebtedness. The Senior Notes are unsecured obligations of Beverly, guaranteed by substantially all of Beverly's present and future subsidiaries and impose certain restrictive covenants.

     There are various lawsuits and regulatory actions pending against the Company arising in the normal course of business, some of which seek punitive damages. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

6. INCOME TAXES

     The Company joins with Beverly in the filing of consolidated income tax returns. The tax provisions for Beverly subsidiaries, including the Company, are determined on a separate company basis, as required. The resultant income taxes payable to, or tax benefit receivable from, Beverly flows through the "Due to Parent" account. Beverly accounts for income taxes using the liability method required by Financial Accounting Standards Statement No. 109, "Accounting for Income Taxes." The Company's provision for income taxes consists of the following for the years ended December 31 (in thousands):

                                                              1996      1995     1994
                                                             -------   ------   -------
Federal:
  Current..................................................  $ 8,649   $5,667   $ 7,946
  Deferred.................................................    3,423     (748)      523
State:
  Current..................................................    1,860    1,219     1,710
  Deferred.................................................      736     (161)      112
                                                             -------   ------   -------
                                                             $14,668   $5,977   $10,291
                                                             =======   ======   =======

     The Company's annual effective tax rate was approximately 42%, 56.6% and 40.6% for the years ended December 31, 1996, 1995 and 1994, respectively. A reconciliation of the provision for income taxes, computed at the statutory rate, to the Company's annual effective tax rate is summarized as follows (dollars in thousands):

                                              1996             1995              1994
                                         --------------    -------------    --------------
                                         AMOUNT     %      AMOUNT    %      AMOUNT     %
                                         -------   ----    ------   ----    -------   ----
Tax at statutory rate..................  $12,234   35.0    $3,697   35.0    $ 8,872   35.0
State tax provision....................    1,688    4.8       688    6.5      1,185    4.7
Amortization of intangibles............      561    1.6     1,519   14.4        182    0.7
Other..................................      185    0.6        73    0.7         52    0.2
                                         -------   ----    ------   ----    -------   ----
                                         $14,668   42.0    $5,977   56.6    $10,291   40.6
                                         =======   ====    ======   ====    =======   ====

     In accordance with Statement No. 109, deferred income taxes for 1996, 1995 and 1994 reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences giving rise to the Company's deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                DECEMBER 31, 1996        DECEMBER 31, 1995
                                               -------------------      -------------------
                                               ASSET     LIABILITY      ASSET     LIABILITY
                                               ------    ---------      ------    ---------
Provision for bad debts......................  $5,014     $   --        $6,582     $   --
Uniform capitalization of inventory..........     363         --           363         --
Depreciation and amortization................      --      9,569            --      7,230
Other........................................     212         --           464         --
                                               ------     ------        ------     ------
                                               $5,589     $9,569        $7,409     $7,230
                                               ======     ======        ======     ======

     Due to Parent includes cumulative amounts for current and deferred income taxes as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Current taxes payable.......................................  $56,700   $46,191
Deferred taxes payable (receivable).........................    3,980      (179)
                                                              -------   -------
                                                              $60,680   $46,012
                                                              =======   =======

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

7. STOCK-BASED AWARDS

     The Company accounts for stock-based awards granted to its employees by Beverly in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for employee stock options under APB No. 25. The Company recognizes compensation expense for its restricted stock grants, performance unit grants (when the performance targets are achieved) and other stock unit awards. The total charges to the Company's consolidated statements of income and retained earnings for the years ended December 31, 1996, 1995 and 1994 related to these stock-based awards were approximately $24,000, $616,000 and $104,000, respectively.

     Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its 1996 and 1995 stock option and performance unit grants under the fair value method as prescribed by such statement. The fair value for stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 1996 and 1995, respectively: risk-free interest rates of 6.5% and 6.0%; volatility factors of the expected market price of Beverly's common stock of .34 and .35; and a weighted-average expected life of the option of 10 years. Beverly does not currently pay cash dividends on its common stock and no future dividends are currently planned. Such weighted-average assumptions resulted in a weighted average fair value of options granted during 1996 and 1995 of $7.11 per share and $7.31 per share, respectively. The fair value of the performance unit grants was based on the market value of Beverly's common stock on the date of grant.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Beverly's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of employee stock options and performance units granted by Beverly to employees of the Company is amortized to expense over their respective vesting periods. Pro forma net income, assuming the Company had elected to account for these stock option and performance unit grants in accordance with SFAS No. 123, would have been approximately $19,987,000 and $4,577,000 for the years ended December 31, 1996 and 1995, respectively. Such pro forma effects are not necessarily indicative of the effects on future years.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial Accounting Standards Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. FAIR VALUES OF FINANCIAL INSTRUMENTS -- (CONTINUED) instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     The Company used the following methods and assumptions in estimating its fair value disclosures for financial instruments. The carrying amount of cash and cash equivalents reported in the consolidated balance sheets approximates its fair value. The fair value of notes receivable, net, which are included in the consolidated balance sheet captions "Notes and other receivables" and "Other, net" was estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of long-term obligations was estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (in thousands):

                                                           1996                 1995
                                                     -----------------    -----------------
                                                     CARRYING    FAIR     CARRYING    FAIR
                                                      AMOUNT    VALUE      AMOUNT    VALUE
                                                     --------   ------    --------   ------
Cash and cash equivalents..........................   $7,575    $7,575     $3,315    $3,315
Notes receivable, net..............................    1,163     1,163      1,735     1,701
Long-term obligations..............................    2,302     2,274        755       730

     It was not practicable to estimate the fair value of the "Due to Parent" account as no formal agreement exists for repayment of the balance. It was also not practicable to estimate the fair value of the Company's off-balance sheet guarantee of Beverly's Senior Notes (see Note 4) since the Company did not charge a fee for entering into this agreement and contracting with a financial institution to estimate such amount could not be done without incurring excessive costs.

9. RELATED PARTY TRANSACTIONS

     The Company provides its pharmaceutical dispensing, infusion therapy products and services and its pharmacy and nursing consulting services to nursing facilities operated by Beverly, and to the residents of Beverly facilities. Revenues from sales directly to Beverly nursing facilities were approximately $82,083,000, $74,021,000 and $77,213,000 for the years ended
December 31, 1996, 1995 and 1994, respectively. Revenues from sales to residents of Beverly facilities, which are not considered by the Company to be revenues from affiliates, are estimated to be approximately $78,000,000, $89,000,000 and $80,000,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Beverly provides certain administrative services to the Company. These services have included, among others, cash management, finance, legal, tax, financial reporting, executive management, payroll and payables processing and employee benefit plans maintenance. The responsibility for certain of these services, including finance, tax and payables processing was transferred to the Company in mid-1996 as part of a consolidation and reorganization of the Company's accounting and related functions. Substantially all cash received by the Company is deposited daily and wired to Beverly's corporate cash account. In turn, all of the Company's operating expenses, capital expenditures and other cash needs are paid by Beverly, and charged back to the Company along with a management fee for handling such services. Fees for these services amounted to approximately $1,820,000, $2,844,000 and $2,075,000 for the years ended December 31, 1996, 1995, and 1994, respectively. See Note 1 for a description of the charges for insurance. The Company believes that the charges for services provided by Beverly to the Company are a reasonable allocation of the costs incurred by Beverly

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

9. RELATED PARTY TRANSACTIONS -- (CONTINUED) on behalf of the Company in providing these services; however, such costs are not necessarily indicative of the costs that would have been incurred if the Company operated as a stand-alone entity.

     The net result of all intercompany transactions between the Company and Beverly are recorded in the "Due to Parent" account in the accompanying consolidated balance sheets. As of December 31, 1996, 1995 and 1994, the Company's intercompany balances were $312,395,000, $318,610,000 and $225,006,000, respectively. The average of such intercompany balances were approximately $315,500,000, $272,900,000 and $34,100,000, for the years ended
December 31, 1996, 1995 and 1994, respectively. There are currently no required repayment terms for this account nor do such amounts bear interest.

     The net increase in the Company's intercompany balance for the year ended December 31, 1994 was due to the following: approximately $234,000,000 due to the pushdown of the Insta-Care and Synetic acquisitions; approximately $10,300,000 due to the allocation of current and deferred income taxes; and approximately $2,100,000 due to fees charged by Beverly for certain administrative and management services provided to the Company as discussed above. These increases in the Company's intercompany balance were partially offset by approximately $28,700,000 due primarily to net cash transfers from the Company to Beverly and fees charged to Beverly's nursing facilities for products and services provided by the Company.

     The net increase in the Company's intercompany balance for the year ended December 31, 1995 was due to the following: approximately $100,200,000 due to the pushdown of the PMSI acquisition and the acquisition of one institutional pharmacy; approximately $6,000,000 due to the allocation of current and deferred income taxes; and approximately $2,800,000 due to fees charged by Beverly for certain administrative and management services provided to the Company. These increases in the Company's intercompany balance were partially offset by approximately $15,400,000 due primarily to net cash transfers from the Company to Beverly and fees charged to Beverly's nursing facilities for products and services provided by the Company.

     The net decrease in the Company's intercompany balance for the year ended December 31, 1996 was due to the following: approximately $31,300,000 due primarily to net cash transfers from the Company to Beverly and fees charged to Beverly's nursing facilities for products and services provided by the Company; and approximately $2,200,000 due to the disposition of one institutional pharmacy. These decreases in the Company's intercompany balance were partially offset by approximately $10,800,000 due to the pushdown of the acquisition of three institutional pharmacies; approximately $14,700,000 due to the allocation of current and deferred income taxes; and approximately $1,800,000 due to fees charged by Beverly for certain administrative and management services provided to the Company.

10. SUBSEQUENT EVENTS

     In January 1997, the Company purchased 12 pharmacies from Interstate Pharmacy Corporation for cash of approximately $19,800,000. The acquisition was accounted for as a purchase and was not material to the Company's financial position or results of operations.

     In April 1997, Beverly signed a definitive agreement to combine the Company with Capstone Pharmacy Services, Inc. ("Capstone"), which will create one of the nation's largest independent institutional pharmacy companies. Capstone will issue approximately 50,000,000 shares of its common stock to Beverly stockholders and Beverly will be repaid approximately $275,000,000 of the Company's "Due to Parent," with any remaining balance contributed to capital. Beverly stockholders will own a majority of the combined pharmacy company after the combination; however, Beverly will not retain any ownership interest. The exact conversion ratio of Beverly to Capstone shares will be determined based on the total number of shares of Beverly stock outstanding on the record date of this transaction. The record date has not yet been set. The transaction is subject to approval by the stockholders of both Beverly and Capstone, as well as to approvals by various government agencies. It is expected to close by year-end 1997.

                        PHARMACY CORPORATION OF AMERICA

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                                                                    DUE TO
                                     BALANCE AT                                  ACQUISITIONS           BALANCE
                                     BEGINNING    CHARGED TO                         AND                AT END
            DESCRIPTION               OF YEAR     OPERATIONS   WRITE-OFFS, NET   DISPOSITIONS   OTHER   OF YEAR
            -----------              ----------   ----------   ---------------   ------------   -----   -------
Year ended December 31, 1996:
  Allowance for doubtful accounts:
     Accounts
       receivable -- patient.......   $17,913      $12,840        $(17,304)         $   (8)     $(371)  $13,070
     Notes and other receivables...       995          660            (371)              0        371     1,655*
                                      -------      -------        --------          ------      -----   -------
                                      $18,908      $13,500        $(17,675)         $   (8)     $   0   $14,725
                                      =======      =======        ========          ======      =====   =======

Year ended December 31, 1995:
  Allowance for doubtful accounts:
     Accounts
       receivable -- patient.......   $11,469      $17,679        $(10,966)         $  459      $(728)  $17,913
     Notes and other receivables...        92           --             175              --        728       995*
                                      -------      -------        --------          ------      -----   -------
                                      $11,561      $17,679        $(10,791)         $  459      $   0   $18,908
                                      =======      =======        ========          ======      =====   =======
Year ended December 31, 1994:
  Allowance for doubtful accounts:
     Accounts
       receivable -- patient.......   $ 2,671      $ 7,362        $ (6,453)         $7,949      $ (60)  $11,469
     Notes and other receivables...        66           26             (60)             --         60        92*
                                      -------      -------        --------          ------      -----   -------
                                      $ 2,737      $ 7,388        $ (6,513)         $7,949      $   0   $11,561
                                      =======      =======        ========          ======      =====   =======

---------------

* Includes amounts classified in long-term other assets as well as current assets.

                        PHARMACY CORPORATION OF AMERICA

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      JUNE 30, 1997 AND DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                               JUNE 30,      DECEMBER 31,
                                                                 1997            1996
                                                              -----------    ------------
                                                              (UNAUDITED)       (NOTE)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................   $  6,668        $  7,575
  Accounts receivable, less allowance for doubtful accounts:
     1997 -- $14,608; 1996 -- $13,070.......................    109,798          93,078
  Notes and other receivables, less allowance for doubtful
     accounts:
     1997 -- $394; 1996 -- $820.............................        873           1,383
  Inventory.................................................     25,322          22,025
  Prepaid expenses and other................................        494             335
                                                               --------        --------
          Total current assets..............................    143,155         124,396
Property and equipment, net of accumulated depreciation and
  amortization:
  1997 -- $27,307; 1996 -- $23,263..........................     35,215          32,698
Other assets:
  Goodwill, net.............................................    290,931         276,430
  Systems development, net..................................      4,720           4,837
  Other, net................................................      7,525           3,215
                                                               --------        --------
          Total other assets................................    303,176         284,482
                                                               --------        --------
                                                               $481,546        $441,576
                                                               ========        ========
                          LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................   $ 21,237        $ 18,017
  Accrued wages and related liabilities.....................      6,006           6,656
  Other accrued liabilities.................................      6,639           6,621
  Current portion of long-term obligations..................      1,195             968
                                                               --------        --------
          Total current liabilities.........................     35,077          32,262
Long-term obligations.......................................      1,588           1,334
Deferred income taxes payable...............................      4,046           3,980
Due to Parent...............................................    333,115         312,395
Commitments and contingencies
Stockholder's equity:
  Common stock, 1,000 shares issued.........................          1               1
  Additional paid-in capital................................      3,866           3,866
  Retained earnings.........................................    103,853          87,738
                                                               --------        --------
          Total stockholder's equity........................    107,720          91,605
                                                               --------        --------
                                                               $481,546        $441,576
                                                               ========        ========

NOTE: The balance sheet at December 31, 1996 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
         THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                                        JUNE 30,                JUNE 30,
                                                  --------------------    --------------------
                                                    1997        1996        1997        1996
                                                  --------    --------    --------    --------
Revenues:
  Non-affiliates................................  $128,634    $104,930    $251,024    $210,151
  Affiliates....................................    25,102      19,925      50,304      39,080
                                                  --------    --------    --------    --------
          Total revenues........................   153,736     124,855     301,328     249,231
Cost of goods sold..............................    82,310      67,498     162,397     133,170
                                                  --------    --------    --------    --------
Gross profit....................................    71,426      57,357     138,931     116,061
Costs and expenses:
  Wages and related.............................    33,443      28,665      65,476      58,279
  Selling, general and administrative...........    15,073      12,314      29,277      24,669
  Provision for doubtful accounts...............     2,807       1,515       5,178       3,704
  Depreciation and amortization.................     5,082       3,975       9,908       7,782
  Management fees...............................       889         886       1,556       1,415
                                                  --------    --------    --------    --------
          Total costs and expenses..............    57,294      47,355     111,395      95,849
                                                  --------    --------    --------    --------
Income before provision for income taxes........    14,132      10,002      27,536      20,212
Provision for income taxes......................     5,845       4,197      11,421       8,481
                                                  --------    --------    --------    --------
Net income......................................  $  8,287    $  5,805    $ 16,115    $ 11,731
                                                  ========    ========    ========    ========

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                1997        1996
                                                              --------    --------
Cash flows from operating activities:
  Net income................................................  $ 16,115    $ 11,731
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     9,908       7,782
     Provision for reserves on accounts, notes and other
      receivables, net......................................     5,178       3,704
     Deferred taxes.........................................        66       2,405
     Changes in operating assets and liabilities, net of
      acquisitions and dispositions:
       Accounts receivable..................................   (19,610)     (5,194)
       Inventory............................................    (1,839)      2,577
       Prepaid expenses and other receivables...............      (128)       (464)
       Accounts payable and other accrued expenses..........     2,588      (6,152)
                                                              --------    --------
          Total adjustments.................................    (3,837)      4,658
                                                              --------    --------
          Net cash provided by operating activities.........    12,278      16,389
Cash flows from investing activities:
  Payments for acquisitions, net of cash acquired...........   (27,589)       (110)
  Capital expenditures......................................    (5,242)     (3,498)
  Systems development.......................................      (365)       (330)
  Other, net................................................        (1)      1,810
                                                              --------    --------
          Net cash used for investing activities............   (33,197)     (2,128)
Cash flows from financing activities:
  Advances (to) from Parent, net............................    20,531     (12,787)
  Repayments of long-term obligations.......................      (519)       (270)
                                                              --------    --------
          Net cash provided by (used for) financing
            activities......................................    20,012     (13,057)
                                                              --------    --------
Net increase (decrease) in cash and cash equivalents........      (907)      1,204
Cash and cash equivalents at beginning of period............     7,575       3,315
                                                              --------    --------
Cash and cash equivalents at end of period..................  $  6,668    $  4,519
                                                              ========    ========

Supplemental schedule of cash flow information:
  Cash paid (received) during the period for:
     Interest...............................................  $    130    $    (28)

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1997
                                  (UNAUDITED)

     (i) The condensed consolidated financial statements included herein have been prepared by Pharmacy Corporation of America (the "Company"), without audit, and include all adjustments of a normal recurring nature which are, in the opinion of management, necessary for a fair presentation of the results of operations for the three-month and six-month periods ended June 30, 1997 and 1996 pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures in these condensed consolidated financial statements are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company's December 31, 1996 consolidated financial statements and the notes thereto. The results of operations for the three-month and six-month periods ended June 30, 1997 are not necessarily indicative of the results for a full year. Unless the context indicates otherwise, the Company means Pharmacy Corporation of America and its consolidated subsidiaries.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (ii) The provisions for income taxes for the three-month and six-month periods ended June 30, 1997 and 1996 were based on estimated annual effective tax rates of 41.5% and 42.0%, respectively. The Company's estimated annual effective tax rates for 1997 and 1996 are different than the federal statutory rate primarily due to the impact of state income taxes and amortization of nondeductible goodwill. The provisions for income taxes consist of the following for the three-month and six-month periods ended June 30 (in thousands):

                                                 THREE MONTHS ENDED    SIX MONTHS ENDED
                                                      JUNE 30,             JUNE 30,
                                                 ------------------    -----------------
                                                  1997       1996       1997       1996
                                                 -------    -------    -------    ------
Federal:
  Current......................................   $5,617     $2,474    $ 9,345    $5,001
  Deferred.....................................     (807)       980         54     1,979
State:
  Current......................................    1,208        532      2,010     1,075
  Deferred.....................................     (173)       211         12       426
                                                  ------     ------    -------    ------
                                                  $5,845     $4,197    $11,421    $8,481
                                                  ======     ======    =======    ======

     (iii) During the six months ended June 30, 1997, the Company purchased 14 pharmacies for approximately $27,600,000 cash. The operations of these pharmacies were immaterial to the Company's financial position and results of operations.

     In April 1997, Beverly Enterprises, Inc. ("Beverly") entered into a definitive agreement with Capstone Pharmacy Services, Inc. ("Capstone") to combine the Company, a wholly-owned subsidiary of Beverly, with Capstone (the "Merger") to create one of the nation's largest independent institutional pharmacy companies. Beverly will receive approximately $275,000,000 of cash as partial repayment for the Company's intercompany debt, with any remaining intercompany balance contributed to the Company's capital. Beverly intends to use the $275,000,000 to repay Revolver borrowings, to pay off the 7 5/8% convertible subordinated debentures, to pay off the 8 3/4% Notes, to repay certain other notes and mortgages and for general corporate purposes. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") each share of Beverly's Common Stock issued and outstanding immediately prior to the Effective Time (other than

                        PHARMACY CORPORATION OF AMERICA
fractional shares) will be converted into the right to receive that number of newly issued shares of Capstone common stock equal to the quotient, expressed to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of Beverly's Common Stock outstanding immediately prior to the Effective Time. In connection with the Merger, Beverly will transfer all of its non-Company assets and liabilities to New Beverly Holdings, Inc. ("New Beverly"), in exchange for the issuance of New Beverly common stock. Beverly will then distribute (the "Distribution") such New Beverly common stock to the then current stockholders of Beverly's Common Stock on a one-for-one basis. The Merger, which is subject to approvals by the stockholders of both Beverly and Capstone, completion of the Distribution and approvals by various government agencies, is expected to close by year-end.

     (iv) There are various lawsuits and regulatory actions pending against the Company arising in the normal course of business, some of which seek punitive damages. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

     (v) The Company provides its pharmaceutical dispensing, infusion therapy products and services and its pharmacy and nursing consulting services to nursing facilities operated by Beverly, and to the residents of Beverly facilities. Revenues from sales directly to Beverly nursing facilities were approximately $50,304,000 and $39,080,000 for the six months ended June 30, 1997 and 1996, respectively. Revenues from sales to residents of Beverly facilities, which are not considered by the Company to be revenues from affiliates, are estimated to be approximately $51,000,000 and $42,000,000 for the six months ended June 30, 1997 and 1996, respectively.

     Beverly provides certain administrative services to the Company. These services have included, among others, cash management, finance, legal, tax, financial reporting, executive management, payroll and payables processing and employee benefit plans maintenance. The responsibility for certain of these services, including finance, tax and payables processing was transferred to the Company in mid-1996 as part of a consolidation and reorganization of the Company's accounting and related functions. Substantially all cash received by the Company is deposited daily and wired to Beverly's corporate cash account. In turn, all of the Company's operating expenses, capital expenditures and other cash needs are paid by Beverly, and charged back to the Company along with a management fee for handling such services. Fees for these services amounted to approximately $1,556,000 and $1,415,000 for the six months ended June 30, 1997 and 1996, respectively. The Company believes that the charges for services provided by Beverly to the Company are a reasonable allocation of the costs incurred by Beverly on behalf of the Company in providing these services; however, such costs are not necessarily indicative of the costs that would have been incurred if the Company operated as a stand-alone entity.

     The net result of all intercompany transactions between the Company and Beverly is recorded in the "Due to Parent" account in the accompanying consolidated balance sheets. There are currently no required repayment terms for this account nor do such amounts bear interest.

                   INSTA-CARE HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
             PERIOD FROM JANUARY 1, 1994 THROUGH NOVEMBER 14, 1994
                                  (UNAUDITED)

Net operating revenues......................................  $ 97,806
Cost of sales...............................................    55,716
                                                              --------
          Gross profit......................................    42,090
Operating expenses:
  Wages and related.........................................    19,716
  Selling, general and administrative.......................    13,914
  Provision for doubtful accounts...........................     6,640
  Interest expense, net.....................................     1,812
  Depreciation and amortization.............................     1,565
                                                              --------
          Total operating expenses..........................    43,647
                                                              --------
Net loss before benefit from income taxes...................    (1,557)
Benefit from income taxes...................................      (165)
                                                              --------
          Net loss..........................................  $ (1,392)
                                                              ========

                            See accompanying notes.

                   INSTA-CARE HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
             PERIOD FROM JANUARY 1, 1994 THROUGH NOVEMBER 14, 1994
                                  (UNAUDITED)

Cash flows from operating activities:
  Net loss..............................  $(1,392)
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization......    1,565
     Provision for doubtful accounts....    6,640
     Changes in operating assets and
      liabilities:
       Accounts receivable..............   (3,462)
       Inventory........................     (758)
       Accounts payable and accrued
        expenses........................   (1,073)
       Other, net.......................      176
                                          -------
          Net cash provided by operating
          activities....................    1,696
Cash flows from investing activities:
  Capital expenditures..................     (996)
  Repayments of notes receivable........      665
  Other, net............................     (426)
                                          -------
          Net cash used in investing
          activities....................     (757)
Cash flows from financing activities:
  Increase in due to parent.............      893
  Repayments of long-term obligations...   (2,836)
                                          -------
          Net cash used in financing
          activities....................   (1,943)
                                          -------
Net increase in cash and cash
  equivalents...........................   (1,004)
Cash and cash equivalents at beginning
  of period.............................    2,801
                                          -------
Cash and cash equivalents at end of
  period................................  $ 1,797
                                          =======

                            See accompanying notes.

                   INSTA-CARE HOLDINGS, INC. AND SUBSIDIARIES

         NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS
             PERIOD FROM JANUARY 1, 1994 THROUGH NOVEMBER 14, 1994
                                  (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Insta-Care, Inc. and subsidiaries (the "Company") is one of the largest independent institutional pharmacy companies in the United States, serving approximately 63,000 beds in long-term care facilities and 3,000 beds in correctional institutions. The Company is a wholly-owned subsidiary of Eckerd Corporation ("Eckerd") and offers a broad range of services that includes: (i) purchasing, repackaging and dispensing pharmaceutical products, (ii) consultant pharmacist services such as drug regimen review and monitoring the control, distribution and administration of drugs within the long-term care facility, and
(iii) sophisticated information systems to facilitate patient record keeping, cost containment efforts and compliance with increasingly complex state and federal regulations. The Company currently provides these services from 15 pharmacies located in Massachusetts, Texas, Florida, Georgia, Louisiana and Connecticut. The Company also offers infusion therapy services and medical supplies to nursing agencies, residents in its client long-term care facilities. All significant intercompany accounts have been eliminated in consolidation.

     On September 12, 1994, Eckerd entered into a Stock Purchase Agreement with Pharmacy Corporation of America to sell all of the authorized, issued, and outstanding shares of common stock of the Company.

  Cash and Cash Equivalents

     The Company considers all liquid investment instruments with an original maturity of three months or less to be cash equivalents.

  Property and Equipment

     Property and equipment is recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. The principal lives used to compute depreciation are:

                                                              YEARS
                                                              -----
Furniture, fixtures and equipment...........................  3-10
Leasehold improvements......................................  5-10
                                                              ====

  Income Taxes

     Insta-Care, Inc. and subsidiaries income taxes are included in Eckerd's consolidated federal income tax return. All amounts allocated to the Company from Eckerd for its share of consolidated income taxes are computed by Eckerd and approximate the Company's taxes computed on a separate return basis. The Company files separate state income tax returns, except for the State of Florida.

  Goodwill

     Goodwill results from the excess of cost over net assets of acquired businesses and is amortized on a straight-line basis over twenty years.

(2) RELATED PARTY TRANSACTIONS

     Amounts due to parent bear interest at Eckerd's bank rates which ranged from 6% to 9% during the period. In addition, the Company is charged by its parent for certain insurance and other direct expenses. There is no fixed repayment schedule.

                   INSTA-CARE HOLDINGS, INC. AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND CASH FLOWS -- (CONTINUED)
             PERIOD FROM JANUARY 1, 1994 THROUGH NOVEMBER 14, 1994
                                  (UNAUDITED)

(2) RELATED PARTY TRANSACTIONS -- (CONTINUED)
     Substantially all of the Company's inventories and accounts receivable have been pledged under debt agreements of its parent.

(3) CONVERTIBLE DEBENTURES AND MANAGEMENT NOTES

     On May 1, 1990, certain members of management purchased $1,142,390 principal amount of 9% convertible debentures in exchange for promissory notes. The debentures are convertible at any time after issuance at an exchange of approximately $.71 per share of common stock. In connection with the Stock Purchase Agreement, all outstanding convertible debentures were converted, and the Company bought back all converted shares of common stock on November 14, 1994. Similarly, all management notes were repaid to the Company on November 14, 1994.

(4) LEASES

     The Company leases its pharmacy locations under operating leases which require minimum payments. Certain of these leases provide for the payment by the Company of taxes and maintenance costs. The Company also leases certain vehicles and other equipment under operating leases. Total rental expense for the period from January 1, 1994 through November 14, 1994 was approximately $1,208,000.

(5) PROFIT SHARING PLAN

     The Company has in effect a noncontributory profit sharing plan which covers all regular, full-time employees. The Company makes annual contributions to the Plan at the discretion of the Company's Board of Directors.

(6) STOCK OPTION PLAN

     During 1990, the Company adopted a nonqualified stock option plan (First Employees Stock Option Plan) whereby incentive stock options and nonqualified stock options can be granted to key employees and non-employee directors. The Company has reserved 300,000 shares for issuance under the plan. The option price is determined by the Company's Board of Directors, and approximates fair market value. Generally, commencing three years after the date of grant, all options are exercisable to the extent of 50%, with and additional 25% exercisable after each of the next two successive years. Unexercised options expire ten years after the date of grant. On January 15, 1992, the Company granted nonqualified options to purchase 125,000 common shares at $.92 per share, of which 65,000 were outstanding at November 14, 1994. Between April 1 and December 31, 1992, the Company granted nonqualified options to purchase 114,000 common shares at $1.03 per share, of which 84,000 were outstanding at November 14, 1994. During 1993, the Company granted nonqualified options to purchase 29,000 common shares at prices ranging from $1.03 to $1.18, of which 26,000 were outstanding at November 14, 1994. During 1994, the Company granted nonqualified options to purchase 19,000 common shares at $1.27 per share, of which 17,000 were outstanding at November 14, 1994.

                  SYNETIC INSTITUTIONAL PHARMACY SUBSIDIARIES

                          COMBINED STATEMENT OF INCOME
               PERIOD FROM JULY 1, 1994 THROUGH DECEMBER 13, 1994
                                  (UNAUDITED)

Net operating revenues......................................  $37,090
Cost of sales...............................................   21,424
                                                              -------
          Gross profit......................................   15,666
Operating expenses:
  Wages and related.........................................    9,185
  Selling, general and administrative.......................    3,050
  Provision for doubtful accounts...........................      278
  Depreciation and amortization.............................      710
                                                              -------
          Total operating expenses..........................   13,223
                                                              -------
Income before provision for income taxes....................    2,443
Provision for income taxes..................................      928
                                                              -------
          Net income........................................  $ 1,515
                                                              =======

                            See accompanying notes.

                  SYNETIC INSTITUTIONAL PHARMACY SUBSIDIARIES

                        COMBINED STATEMENT OF CASH FLOWS
               PERIOD FROM JULY 1, 1994 THROUGH DECEMBER 13, 1994
                                  (UNAUDITED)

Cash flows from operating activities:
  Net income................................................  $ 1,515
  Adjustments to reconcile net income to net cash provided
     by operating activities; Depreciation and
     amortization...........................................      710
     Provision for doubtful accounts........................      278
     Changes in operating assets and liabilities:
       Accounts receivable..................................   (2,483)
       Inventory............................................      (46)
       Accounts payable and accrued expenses................       39
       Other, net...........................................      317
                                                              -------
          Net cash provided by operating activities.........      330
Cash flows from investing activities:
  Capital expenditures......................................     (577)
  Other, net................................................     (773)
                                                              -------
          Net cash used in investing activities.............   (1,350)
Cash flows from financing activities:
  Increase in due to affiliates.............................    1,143
                                                              -------
                                                                1,143
                                                              -------
Net increase in cash and cash equivalents...................      123
Cash and cash equivalents at beginning of period............      689
                                                              -------
Cash and cash equivalents at end of period..................  $   812
                                                              =======

                            See accompanying notes.

                  SYNETIC INSTITUTIONAL PHARMACY SUBSIDIARIES

             NOTES TO COMBINED STATEMENTS OF INCOME AND CASH FLOWS
               PERIOD FROM JULY 1, 1994 THROUGH DECEMBER 13, 1994
                                  (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     On May 24, 1994, Merck & Co., Inc. ("Merck") and Synetic, Inc. ("Synetic") entered into an agreement for the sale by Merck of all of the shares of Synetic common stock owned by Merck. As a condition to such sale, Synetic agreed to dispose of its institutional pharmacies business. On December 13, 1994, Synetic sold its institutional pharmacy business to Pharmacy Corporation of America, a wholly-owned subsidiary of Beverly Enterprises, Inc. (such sale is referred to herein as the "Divestiture") for approximately $107,300,000 in cash, subject to certain post closing adjustments.

     The accompanying Combined Statement of Income and Combined Statement of Cash Flows reflect the combined accounts of Dunnington Drug, Inc. and its subsidiaries ("Dunnington"), Alliance Health Services, Inc. and its subsidiaries ("Alliance") and Healthcare Prescription Services, Inc. ("HPS") (collectively, the "Companies"). These Companies, which comprise the institutional pharmacies business, were wholly-owned subsidiaries of Synetic until the Divestiture. Dunnington, Alliance and HPS are providers of institutional pharmacy services to nursing homes and other similar long-term care facilities in Massachusetts, Rhode Island, Connecticut and Indiana. All significant intercompany accounts and transactions have been eliminated.

  Cash and Cash Equivalents

     The Companies consider all liquid investment instruments with an original maturity of three months or less to be cash equivalents.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. Annual depreciation rates range from 10% to 33% for machinery and equipment and furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the lives of the respective leases. For income tax purposes, certain assets are depreciated using accelerated methods. Expenditures for maintenance, repair and renewals of minor items are charged to operations as incurred. Major betterments are capitalized.

  Income Taxes

     The Companies are currently included in the consolidation federal income tax return of Synetic. The Companies record amounts equal to their federal and state liabilities on a separate company basis. The income tax balance payable represents tax liabilities accrued in excess of amounts paid to Synetic.

(2) COMMITMENTS AND CONTINGENCIES

  Customer Contracts

     The Companies are parties to vending and consulting contracts with various long-term health care facilities. The purpose of these contracts is to formalize terms of service, billing and payment. Typically, these contracts may be terminated by either party with a 30 day notice. Therefore, revenue under these contracts is recognized as it is earned in the current period.

                  SYNETIC INSTITUTIONAL PHARMACY SUBSIDIARIES

               PERIOD FROM JULY 1, 1994 THROUGH DECEMBER 13, 1994
                                  (UNAUDITED)

(2) COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

  Leases

     The Companies lease their warehouses and office facilities, equipment and automobiles under various noncancelable operating leases. Rent expense was approximately $575,000 for the period from July 1, 1994 through December 13, 1994.

  Legal Proceedings

     In the normal course of business, the Companies are involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Companies do not believe that their outcome will have a material adverse effect on their financial position.

(3) RELATED PARTY TRANSACTIONS

     Alliance leases corporate offices and distribution space from a partnership in which the prior shareholders of Reliance are also the sole partners. Under the lease, all maintenance, insurance, property taxes and other expenses related to the premises are borne by Alliance. The lease requires annual rental payments of $144,000, payable monthly, and has been extended to August 31, 1995.

     Synetic has provided, at no cost to the Companies, various services including employee benefit administration (primarily health and 401(k) administration), tax return preparation, legal services and insurance administration. The Companies have no formal service agreements pursuant to which these services are provided by Synetic. The costs of these services are not material.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Synetic, Inc.:

     We have audited the accompanying combined balance sheet of Dunnington Drug, Inc., Alliance Health Services, Inc., and Healthcare Prescription Services, Inc. as of June 30, 1994, and the related combined statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Dunnington Drug, Inc., Alliance Health Services, Inc., and Healthcare Prescription Services, Inc. as of June 30, 1994, and the combined results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/  ARTHUR ANDERSEN & CO.

New York, New York
August 5, 1994

     DUNNINGTON DRUG, INC., ALLIANCE HEALTH SERVICES, INC., AND HEALTHCARE
                          PRESCRIPTION SERVICES, INC.

                             COMBINED BALANCE SHEET
                                 JUNE 30, 1994
                                 (IN THOUSANDS)

                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $    689
  Accounts receivable, net of allowances for doubtful
     accounts of $1,528.....................................    15,534
  Inventories...............................................     5,629
  Other current assets......................................       843
  Due from parent...........................................       173
                                                              --------
          Total current assets..............................    22,868
                                                              --------
PROPERTY, PLANT AND EQUIPMENT:
  Machinery and equipment...................................     3,148
  Furniture and fixtures....................................     1,402
  Leasehold improvements....................................     1,701
                                                              --------
                                                                 6,251
  Less: accumulated depreciation and amortization...........    (1,481)
                                                              --------
          Property, plant and equipment, net................     4,770
                                                              --------
                                                              $ 27,638
                                                              ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  2,828
  Accrued liabilities.......................................     1,666
  Income taxes payable to parent............................     2,859
                                                              --------
          Total current liabilities.........................     7,353
                                                              --------
COMMITMENTS AND CONTINGENCIES (NOTE 4)
STOCKHOLDERS' EQUITY (NOTE 6)...............................    20,285
                                                              --------
                                                              $ 27,638
                                                              ========

  The accompanying notes are an integral part of this combined balance sheet.

     DUNNINGTON DRUG, INC., ALLIANCE HEALTH SERVICES, INC., AND HEALTHCARE
                          PRESCRIPTION SERVICES, INC.

               COMBINED STATEMENT OF INCOME AND RETAINED EARNINGS
                        FOR THE YEAR ENDED JUNE 30, 1994
                                 (IN THOUSANDS)

Net sales...................................................  $78,705
                                                              -------
Costs and expenses:.........................................   44,668
  Cost of sales.............................................   28,978
                                                              -------
  Operating expense.........................................   73,646
                                                              -------
Operating income............................................    5,059
                                                              -------
Other income, net...........................................      406
                                                              -------
Income before provision for income taxes....................    5,465
Provision for income taxes..................................    2,226
                                                              -------
Net income..................................................  $ 3,239
Retained earnings, beginning of year........................    4,898
                                                              -------
Retained earnings, end of year..............................  $ 8,137
                                                              =======

      The accompanying notes are integral part of this combined statement.

     DUNNINGTON DRUG, INC., ALLIANCE HEALTH SERVICES, INC., AND HEALTHCARE
                          PRESCRIPTION SERVICES, INC.

                        COMBINED STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1994
                                 (IN THOUSANDS)

Cash flows from operating activities:
  Net income................................................  $ 3,239
  Adjustments to reconcile net income to net cash provided
     by (used for) operating activities:
     Depreciation and amortization..........................    1,058
     Changes in operating assets and liabilities:
       Accounts receivable, net.............................    (195)
       Inventories..........................................    (580)
       Other assets.........................................  (1,125)
       Accounts payable.....................................    (137)
       Accrued liabilities..................................      203
       Income taxes payable.................................    1,556
       Intercompany payable to Parent.......................  (2,318)
                                                              -------
          Net cash provided by operating activities.........    1,701
                                                              -------
Cash flows from investing activities:
  Capital expenditures, net.................................  (2,753)
                                                              -------
          Net cash used for investing activities............  (2,753)
                                                              -------
Net decrease in cash and cash equivalents...................  (1,052)
Cash and cash equivalents, beginning of period..............    1,741
                                                              -------
Cash and cash equivalents, end of period....................  $   689
                                                              =======
Supplemental cash flow information:
  Income taxes paid.........................................  $   872
  Interest paid.............................................       --

    The accompanying notes are an integral part of this combined statement.

           DUNNINGTON DRUG, INC., ALLIANCE HEALTH SERVICES, INC., AND
                     HEALTHCARE PRESCRIPTION SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
(1) FINANCIAL STATEMENTS PRESENTATION:

     On May 24, 1994, Merck & Co., Inc. ("Merck") and Synetic, Inc. ("Synetic") entered into an agreement for the sale by Merck of all of the shares of Synetic common stock owned by Merck. As a condition to such sale, Synetic agreed to dispose of its institutional pharmacies business. The sale of Merck's interest in Synetic will, among other matters, require the approval of two-thirds of Synetic's unaffiliated stockholders.

     The accompanying financial statements reflect the combined accounts of Dunnington Drug, Inc. and its subsidiaries ("Dunnington"), Alliance Health Services, Inc. and its subsidiaries ("Alliance") and Healthcare Prescription Services, Inc. ("HPS") (collectively, the "Companies") and have been prepared to facilitate the sale of these businesses in accordance with the agreement. These Companies, which comprise the institutional pharmacies business, are wholly-owned subsidiaries of Synetic which is a 58.7% owned subsidiary of Medco Containment Services, Inc. ("Medco"). Medco is a wholly-owned subsidiary of Merck. All significant intercompany accounts and transactions have been eliminated.

     In September 1991, Synetic acquired the assets and assumed certain liabilities of the Institutional Division of Rix Dunnington, Inc. and Dunnington Super Drug, Inc. for 849,304 newly-issued shares of Synetic's common stock valued at $11,500,000 and certain contingent consideration with an original value of $4,500,000. Synetic is obligated to pay such additional consideration, in cash or additional shares of Synetic's common stock, at its option, upon the achievement by Dunnington of certain financial targets for the two fiscal years ended June 30, 1993.

     In February 1992, Synetic acquired assets and assumed certain liabilities of Allcare Medication Services, Inc. ("Allcare") for 452,338 newly-issued shares of Synetic's common stock and certain contingent consideration valued at $10,000,000 and $5,000,000, respectively. Synetic is obligated to pay such additional consideration, in cash or additional shares of Synetic's common stock, at its option, upon the achievement by Allcare of certain financial targets for the three calendar years ending December 31, 1995.

     In October 1992, Synetic acquired the assets and assumed certain liabilities of HPS for 599,626 shares of Synetic's common stock valued at $10,977,000.

     In February 1993, Synetic acquired Reliance Health Services ("Reliance") for 678,356 shares of Synetic's common stock and certain contingent consideration valued at $12,538,000 and $6,000,000, respectively. Synetic is obligated to pay such additional consideration, in cash or additional shares of Synetic's common stock, at its option, upon the achievement by Reliance of certain financial targets for the three calendar years ending December 31, 1995.

     The Allcare and Reliance operations were merged on September 1, 1993 and currently operate as Alliance. Dunnington, Alliance and HPS are providers of institutional pharmacy services to nursing homes and other similar long-term care facilities in Massachusetts, Rhode Island, Connecticut and Indiana.

     The accompanying combined financial statements have been adjusted to reflect the transfer to Synetic of certain costs and expenses provided for in connection with the acquisition of the Companies. For the year ended June 30, 1994, these expenses related primarily to the costs of closing down duplicate facilities in Connecticut and the discontinuance of certain operations of HPS.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Cash and Cash Equivalents --

     The Company considers all liquid investment instruments with an original maturity of three months or less to be the equivalent of cash for purposes of balance sheet presentation. These short-term investments are stated at cost, which approximates market.

           DUNNINGTON DRUG, INC., ALLIANCE HEALTH SERVICES, INC., AND
                     HEALTHCARE PRESCRIPTION SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Inventories --

     Inventories are stated at the lower of (first-in, first-out) cost or market.

  Property, Plant and Equipment --

     Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. Annual depreciation rates range from 10% to 33% for machinery and equipment and furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the lives of the respective leases. For income tax purposes, certain assets are depreciated using accelerated methods. Expenditures for maintenance, repair and renewals of minor items are charged to operations as incurred. Major betterments are capitalized.

(3) INCOME TAXES

     The Companies are currently included in the consolidated federal income tax return of Synetic. The Companies record amounts equal to their federal and state liabilities on a separate company basis. The income tax balance payable represents tax liabilities accrued in excess of amounts paid to Synetic.

(4) COMMITMENTS AND CONTINGENCIES

  Customer Contracts --

     The Companies are parties to vending and consulting contracts with various long-term health care facilities. The purpose of these contracts is to formalize terms of service, billing and payment. Typically, these contracts may be terminated by either party with a 30 day notice. Therefore, revenue under these contracts is recognized as it is earned in the current period.

  Employment Agreements --

     The Companies have entered into employment agreements with several key employees, which in the aggregate, provide for annual compensation payments as follows (in thousands):

                            YEAR
                           ENDING
                          JUNE 30,
                          --------
1995........................................................  $966
1996........................................................   650
1997........................................................    81
Thereafter..................................................    --

           DUNNINGTON DRUG, INC., ALLIANCE HEALTH SERVICES, INC., AND
                     HEALTHCARE PRESCRIPTION SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Leases --

     The Companies lease their warehouses and office facilities, equipment and automobiles under various noncancelable operating leases. The minimum aggregate rental commitments under noncancelable leases, excluding renewal options, are as follows (in thousands):

                            YEAR
                           ENDING
                          JUNE 30,
                          --------
1995........................................................  $843
1996........................................................   257
1997........................................................    93
1998........................................................    91
1999........................................................    95
Thereafter..................................................    --

     Rent expense was $1,211,000 for the year ended June 30, 1994.

  Legal Proceedings --

     In the normal course of business, the Companies are involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Companies do not believe that their outcome will have a material adverse effect on their financial position.

           DUNNINGTON DRUG, INC., ALLIANCE HEALTH SERVICES, INC., AND
                     HEALTHCARE PRESCRIPTION SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(5) RELATED PARTY TRANSACTIONS

     Three officers of Rix Dunnington, Inc. are beneficial owners of trusts which own land and buildings which contain the Massachusetts pharmacy, professional service facility and a warehouse of Dunnington. The lease for these facilities requires annual rental payments of $130,000, payable monthly. These lease payments are included in the Companies' operating expenses. The lease terminates in September 1994, and the facility was vacated in June 1994 when Dunnington relocated to a new facility.

     Alliance leases corporate offices and distribution space from a partnership in which the prior shareholders of Reliance are also the sole partners. Under the lease, all maintenance, insurance, property taxes and other expenses related to the premises are born by Alliance. The leases requires annual rental payments of $144,000, payable monthly, and has been extended to August 31, 1995.

     Synetic has provided, at no cost to the Companies, various services including employee benefit administration (primarily health and 401(k) administration). The Companies have no formal service agreements pursuant to which these services are provided by Synetic. The costs of these services are not material.

     Synetic and the Companies are covered by insurance under Medco insurance policies, which include coverage for general liability, umbrella, property, workers compensation, automobile, travel and accident and crime liability. For the year ended June 30, 1994, insurance expense was $542,000 for these coverages, based on a mutually agreed upon allocation method.

(6) STOCKHOLDERS' EQUITY

     Stockholders' equity presented in the accompanying combined balance sheet represents the aggregate amount of the Companies individual equity account balances at June 30, 1994, as detailed below (in thousands):

                                                  DUNNINGTON   ALLIANCE    HPS      TOTAL
                                                  ----------   --------   ------   -------
Capital stock and paid-in capital...............   $ 5,230      $5,035    $1,883   $12,148
Retained earnings...............................     4,775       2,528       834     8,137
                                                   -------      ------    ------   -------
                                                   $10,005      $7,563    $2,717   $20,285
                                                   =======      ======    ======   =======

                                                                         ANNEX A

                                   PROSPECTUS
                                  RELATING TO
                                  NEW BEVERLY
                                  COMMON STOCK
                                  TO BE ISSUED
                              IN THE DISTRIBUTION

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 15, 1997


                           NEW BEVERLY HOLDINGS, INC.
                     COMMON STOCK PAR VALUE $0.10 PER SHARE

     This Prospectus covers up to 110,424,677 shares of common stock, par value $.10 per share ("New Beverly Common Stock"), of New Beverly Holdings, Inc., a Delaware corporation ("New Beverly"). This Prospectus is being furnished to the stockholders of Beverly Enterprises, Inc., a Delaware corporation ("Beverly"), the sole stockholder of New Beverly, in connection with the proposed distribution (the "Distribution") to Beverly's stockholders of all the outstanding shares of New Beverly Common Stock, pursuant to the terms of an Agreement and Plan of Distribution, dated as of April 15, 1997, by and between Beverly, New Beverly and Capstone Pharmacy Services, Inc., a Delaware corporation ("Capstone") (the "Distribution Agreement"). A copy of the Distribution Agreement is attached as Annex C to the Joint Proxy Statement/Prospectus (the "Joint Proxy Statement/ Prospectus") of Beverly and Capstone relating to the solicitation of proxies in order to obtain stockholder approval of the Distribution and Merger (as defined below) which accompanies this Prospectus. Beverly is proposing to make the Distribution in connection with and as part of a proposed reorganization that also involves the merger of Beverly with and into Capstone (the "Merger"), with Capstone remaining as the surviving corporation ("Surviving Corporation"), the Merger to take place immediately following the Distribution, pursuant to an Agreement and Plan of Merger by and between Capstone and Beverly dated as of April 15, 1997 (the "Merger Agreement"), a copy of which is attached as Annex B to the Joint Proxy Statement/Prospectus. Immediately following the Merger, New Beverly will change its name to "Beverly Enterprises, Inc." The consummation of the Merger is conditioned upon the successful completion of the Distribution. The completion of the Merger (and, in the case of Beverly, the Distribution) is subject to the approval of the stockholders of both Beverly and Capstone.

     One share of New Beverly Common Stock will be distributed for each share of common stock of Beverly, par value $.10 per share (the "Beverly Common Stock"), issued and outstanding on the date established by the Board of Directors of Beverly for determining stockholders of record entitled to receive New Beverly Common Stock in the Distribution (the "Distribution Record Date").

     At the time of the Distribution, New Beverly will own all of Beverly's businesses and assets other than Beverly's institutional pharmacy business (the "Institutional Pharmacy Business"), currently operated through Beverly's wholly-owned subsidiary Pharmacy Corporation of America, a California corporation ("PCA"). The businesses to be owned and operated by New Beverly include Beverly's nursing facilities, acute long-term transitional hospitals, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices, home healthcare centers and other healthcare and related services and businesses, other than the Institutional Pharmacy Business (collectively, the "Remaining Healthcare Business"), which will be transferred to New Beverly or one or more direct or indirect subsidiaries of New Beverly.


     No consideration will be paid by Beverly's stockholders for the shares of New Beverly Common Stock to be received by them in the Distribution. There is currently no public trading market for the shares of New Beverly Common Stock. New Beverly intends to list the New Beverly Common Stock for trading on the New York Stock Exchange ("NYSE") and the Pacific Exchange ("PCX") under the trading symbol "BEV," which is currently used by Beverly.


     The consummation of the Distribution is a condition to, among other things, Beverly's and Capstone's respective obligations to consummate the Merger.


     STOCKHOLDERS OF BEVERLY SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS" ON PAGE 6 HEREOF WITH RESPECT TO THE SECURITIES BEING OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
           EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
 HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is October   , 1997.

                     NEW BEVERLY HOLDINGS, INC. PROSPECTUS

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................   iv
CAUTIONARY STATEMENTS.......................................    v
PROSPECTUS SUMMARY..........................................    1
  Overview..................................................    1
  New Beverly...............................................    1
  The Transactions..........................................    2
  The Distribution Agreement................................    2
  Certain Tax Considerations................................    3
  New Beverly Stock Option Plans............................    3
  Effect of the Transactions on Employees and Employee
     Benefits...............................................    4
  Expenses..................................................    4
  Risk Factors..............................................    4
SUMMARY CONSOLIDATED FINANCIAL DATA.........................    5
RISK FACTORS................................................    6
  Substantial Indebtedness..................................    6
  Business to be Conducted by New Beverly...................    6
  Uncertainty Associated with Healthcare Reform.............    6
  Risks Involved with Reimbursement by Third Party Payors...    7
  Government Regulation.....................................    7
  Increased Labor Costs and Availability of Personnel.......    8
  Dependence on Key Personnel...............................    8
  Competition...............................................    8
  Absence of Prior Trading Market...........................    9
  Certain Indemnification Obligations.......................    9
  Non-competition Agreement with Capstone...................    9
USE OF PROCEEDS.............................................   10
CAPITALIZATION..............................................   11
UNAUDITED PRO FORMA NEW BEVERLY FINANCIAL STATEMENTS........   13
NEW BEVERLY HOLDINGS, INC. PRO FORMA CONDENSED CONSOLIDATED
  STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1996
  AND THE SIX MONTHS ENDED JUNE 30, 1997....................   14
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
  STATEMENTS OF INCOME......................................   15
NEW BEVERLY HOLDINGS, INC. PRO FORMA CONDENSED CONSOLIDATED
  BALANCE SHEET AS OF JUNE 30, 1997.........................   16
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE
  SHEET.....................................................   17
THE DISTRIBUTION............................................   18
  Terms of the Distribution Agreement.......................   18
  Restructuring and Contribution of Remaining Healthcare
     Business to New Beverly................................   18
  Consummation of the Distribution; Treatment of Beverly
     Stock Options, Phantom Shares, Performance Shares and
     Shares of Restricted Stock.............................   19
  Manner of Effecting the Distribution......................   20
  Listing of New Beverly Common Stock; Restrictions on
     Resale.................................................   20
  Treatment of Indebtedness.................................   21
  Expenses..................................................   21
  Conditions................................................   21
  Settlement of Intercompany Accounts.......................   22
  Indemnification and Insurance.............................   22

Terms of the Employee Benefit Agreement.                       23
  Terms of the Non-competition Agreement....................   25
  Terms of the Interim Services Agreement...................   25
  Terms of the Tax Allocation and Indemnification
     Agreement..............................................   25
  Preferred Provider Agreement..............................   27
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................   28
  The Distribution..........................................   28
  The Merger................................................   29
  Taxpayer Relief Act.......................................   30
  Back-up Withholding Requirements..........................   30
TREATMENT OF BEVERLY INDEBTEDNESS...........................   31
  General...................................................   31
  Existing Credit Facility..................................   31
  9% Senior Notes...........................................   32
  Subordinated Debentures...................................   32
  Industrial Revenue Bonds..................................   33
  First Mortgage Bonds......................................   33
  8.75% Notes...............................................   34
  Medium Term Notes.........................................   34
  REIT Promissory Notes.....................................   35
  Bank Loans, Mortgages and Notes Payable...................   35
INFORMATION CONCERNING BEVERLY..............................   36
  Selected Historical Consolidated Financial Data...........   36
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   37
  General...................................................   37
  Operating Results.........................................   38
  Liquidity and Capital Resources...........................   44
BUSINESS....................................................   46
  General...................................................   46
  Operations................................................   46
  Governmental Regulation and Reimbursement.................   48
  Competition...............................................   51
  Employees.................................................   51
  Properties................................................   52
  Legal Proceedings.........................................   53
  Management................................................   54
  Dividend Policy...........................................   56
PRINCIPAL STOCKHOLDERS OF NEW BEVERLY.......................   57
  Security Ownership of Certain Beneficial Owners...........   57
  Security Ownership of Management..........................   58
EXECUTIVE AND DIRECTOR COMPENSATION.........................   59
  Executive Compensation....................................   59
  Option/SAR Grants in Last Fiscal Year.....................   62
  Compensation of Directors and Other Information Concerning
     the Board and its Committees...........................   63
  The Beverly Non-Employee Director Deferred Compensation
     Plan...................................................   64
  Compensation Committee Report on Executive Compensation...   65
  Compensation Philosophy...................................   65
  Competitive Market Evaluation.............................   65
  Base Salary...............................................   66
  Annual Incentives.........................................   66
  Long-term Incentives......................................   66
  Stock Ownership Guideline.................................   67
  $1 Million Limit on Compensation..........................   67

  Other Matters.............................................   67
  Compensation Committee....................................   67
  Compensation Committee Interlocks and Insider
     Participation..........................................   68
  Performance Graph.........................................   68
  Other Plans...............................................   68
  New Beverly 1997 Long-Term Incentive Plan.................   72
  New Beverly Non-Employee Directors Stock Option Plan......   72
  Certain Transactions with Management and Others...........   73
DESCRIPTION OF NEW BEVERLY CAPITAL STOCK....................   73
  Authorized Capital Stock..................................   73
  New Beverly Preferred Stock...............................   73
  New Beverly Common Stock..................................   73
  New Beverly Common Stock Purchase Rights..................   73
  The Charter and Bylaws of New Beverly.....................   75
SHARES ELIGIBLE FOR FUTURE SALE.............................   76
LEGAL MATTERS...............................................   76
EXPERTS.....................................................   76
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL
  STATEMENT SCHEDULES.......................................  F-1

                             AVAILABLE INFORMATION

     New Beverly has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of New Beverly Common Stock described in this Prospectus. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto, certain portions having been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract or other document are not necessarily complete with respect to each such contract or other document filed with the Commission as an exhibit to the Registration Statement. Reference is made to such exhibits for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected and copied (at prescribed rates) at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York, 10048, and The Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511. Such reports and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's Web site (http://www.sec.gov).

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEW BEVERLY, BEVERLY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE UNDER THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NEW BEVERLY OR BEVERLY SINCE THE DATE OF THIS PROSPECTUS.

                             CAUTIONARY STATEMENTS

     This Prospectus contains statements relating to future results of New Beverly and Beverly (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as promulgated by the Litigation Reform Act, expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, regulatory conditions, government healthcare spending, integration of acquisitions and competitive pricing pressures, all as detailed from time to time in the filings of New Beverly and Beverly made with the Commission.

     When used in this Prospectus with respect to New Beverly and Beverly the words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Such risks and uncertainties include those risks, uncertainties and risk factors identified in this Prospectus under the headings "Risk Factors," "The Distribution," "Certain Federal Income Tax Consequences," "Treatment of Beverly Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." New Beverly and Beverly do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

     This Prospectus is being furnished to stockholders of Beverly together with the Joint Proxy Statement/ Prospectus. The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and the Joint Proxy Statement/ Prospectus. Beverly stockholders are urged to read this Prospectus, the Joint Proxy Statement/Prospectus, and the Annexes thereto in their entirety. Except where otherwise indicated, the description of New Beverly and its businesses contained herein assumes the completion of the Distribution and the Merger.

OVERVIEW


     Prior to the Merger, Beverly's Remaining Healthcare Business will be transferred or contributed to New Beverly, a wholly-owned subsidiary of Beverly, and all of the New Beverly Common Stock will be distributed to the stockholders of Beverly at the rate of one share of New Beverly Common Stock per share of Beverly Common Stock held as of the Distribution Record Date. Beverly's only remaining business then will be the Institutional Pharmacy Business operated through PCA, which will be combined with Capstone's institutional pharmacy business upon the Merger of Beverly with and into Capstone. All outstanding shares of Beverly Common Stock and the associated Rights (as defined in the Joint Proxy Statement/Prospectus under the caption "Comparative Rights of Stockholders -- Anti-Takeover Measures," will be converted into a right to receive an aggregate of 50 million shares of common stock, $.01 par value per share, of Capstone (the "Capstone Common Stock"). Capstone will be the Surviving Corporation in the Merger and will continue its corporate existence under the laws of the State of Delaware. In connection with the Merger, Capstone will assume approximately $275 million in debt incurred by PCA in connection with the Transactions, the proceeds of which are to be paid to Beverly prior to the Distribution Date (as defined below). Capstone will also assume options covering an aggregate of approximately 700,000 shares (subject to adjustment) of Beverly Common Stock. As a result of the Distribution, New Beverly will be an independent, publicly-traded company engaged in the Remaining Healthcare Business and owned by the stockholders of Beverly as of the Distribution Record Date. Immediately following the Merger, the name of New Beverly will be changed to "Beverly Enterprises, Inc."


NEW BEVERLY


     New Beverly is currently a wholly-owned subsidiary of Beverly incorporated under the laws of the State of Delaware. By virtue of the restructuring of Beverly as part of the Distribution, all of the Remaining Healthcare Business of Beverly, other than the Institutional Pharmacy Business, will be contributed to New Beverly prior to the Merger of Beverly with and into Capstone and New Beverly Common Stock will be distributed to the stockholders of Beverly. The mailing address of Beverly's principal executive offices is 5111 Rogers Avenue, Suite 40-A, Fort Smith, Arkansas 72919-0155, and the telephone number at such address is (501) 452-6712. Following the Distribution, New Beverly's principal executive offices and phone number will be the same as Beverly's present address and number, indicated above. New Beverly will make application to list the New Beverly Common Stock for trading on the NYSE and PCX under the symbol "BEV," currently used by Beverly.



     New Beverly is expected to be the largest operator of nursing facilities in the United States, with its business consisting principally of providing long-term healthcare, including the operation of nursing facilities, acute long-term transitional hospitals, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices and home healthcare centers. At June 30, 1997, Beverly operated 574 nursing facilities with 64,206 licensed beds. The facilities are located in 31 states and the District of Columbia, and range in capacity from 20 to 355 beds. At June 30, 1997, Beverly also operated 74 pharmacies through PCA, 33 assisted living centers containing 897 units, 12 transitional hospitals containing 639 beds, 46 outpatient therapy clinics, 21 hospices and six home healthcare centers. Beverly's facilities had average occupancy of 86.5%, 87.4%, 88.1% and 88.5% during the six months ended June 30, 1997 and the years ended December 31, 1996, 1995, and 1994, respectively.


     New Beverly is treated for accounting purposes in the Transactions as the continuing reporting entity with respect to the historical Beverly business in light of, among other factors, (i) all of Beverly's business operations (other than PCA) being continued by New Beverly after the Transactions, (ii) the stockholders of Beverly before, and New Beverly after, the Transactions being identical, (iii) the respective Boards of

Directors of Beverly before, and New Beverly after, the Transactions being identical in composition, number and tenure, (iv) the senior management of Beverly before, and New Beverly after, the Transactions being substantially identical and (v) the vast majority (approximately 95%) of the approximately 80,000 employees of Beverly before the Transactions being continued as employees of New Beverly after the Transactions.

THE TRANSACTIONS

     Restructuring. Prior to the Distribution Record Date, Beverly will complete an internal restructuring pursuant to which all the assets and liabilities relating to the Remaining Healthcare Business will be transferred or contributed to New Beverly in one or more transactions expected to receive tax-free treatment. Upon completion of the restructuring, the Remaining Healthcare Business will be conducted by New Beverly and the Institutional Pharmacy Business conducted by PCA will remain with Beverly. See "The
Distribution -- Restructuring and Contribution of Remaining Healthcare Business to New Beverly."


     Distribution. The Distribution will be effected immediately prior to the Merger. On the Distribution Date, Beverly will distribute to Beverly stockholders as of the Distribution Record Date, shares of New Beverly Common Stock. Each stockholder of Beverly as of the Distribution Record Date will receive one share of New Beverly Common Stock per share of Beverly Common Stock held as of the Distribution Record Date. The Distribution will not take place unless all of the conditions to effecting the Merger (other than the completion of the Distribution) have been fulfilled. Beverly's transfer agent, The Bank of New York, will act as the Distribution Agent for the Distribution and will deliver certificates for New Beverly Common Stock as soon as practicable to holders of record of Beverly Common Stock as of the close of business on the Distribution Record Date. All shares of New Beverly Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. Immediately following the completion of the Distribution, New Beverly will be an independent, publicly-traded company, and it is contemplated that the shares of New Beverly Common Stock will be listed on the NYSE and PCX. See "The Distribution -- Consummation of the Distribution; Treatment of Beverly Stock Options, Phantom Shares, Performance Shares and Shares of Restricted Stock."



     Merger. Following the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of Beverly and Capstone and the satisfaction or waiver of the other conditions to the Merger, Beverly will be merged with and into Capstone, with Capstone continuing as the Surviving Corporation. The Merger will become effective upon filing, with the Secretary of State of the State of Delaware, a duly executed Certificate of Merger, in the form required by and in accordance with the Delaware General Corporation Law ("DGCL"), or at such time thereafter as is provided in the Certificate of Merger.


     Pursuant to the Merger Agreement, at the effective time of the Merger ("Effective Time") each share of Beverly Common Stock, and associated Rights (as defined in "The Merger Agreement" in the Joint Proxy Statement/Prospectus), issued and outstanding immediately prior to the Effective Time (other than fractional shares) will be converted into the right to receive that number of duly authorized, validly issued, fully paid and nonassessable shares of Capstone Common Stock equal to the quotient, expressed to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of Beverly Common Stock outstanding immediately prior to the Effective Time (the "Conversion Number").

THE DISTRIBUTION AGREEMENT

     The Distribution Agreement provides a general framework for allocating Beverly's assets and liabilities pursuant to the Internal Beverly Restructuring Plan (attached as Exhibit A to the Distribution Agreement which is attached as Annex C to the Joint Proxy Statement/Prospectus). The Internal Beverly Restructuring Plan will segregate the Remaining Healthcare Business from the Institutional Pharmacy Business prior to the date, as determined by the Beverly Board of Directors, on which the Distribution shall be effected (the "Distribution Date"). The Distribution Agreement also sets forth the general terms on which Beverly will conduct its business prior to the Distribution Date, as well as the terms regarding certain relationships between Capstone and New Beverly following the Distribution. The Distribution Agreement provides that the Distribution will be effected by distributing to each holder of Beverly Common Stock as of the close of business on the Distribution Record Date, one share of New Beverly Common Stock per share of Beverly Common Stock held by such holder as of such time.

CERTAIN TAX CONSIDERATIONS


     Beverly has obtained a private letter ruling (the "Private Letter Ruling") from the Internal Revenue Service ("IRS") substantially to the effect that, among other things, the Distribution will qualify as a reorganization under
Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), and that neither Beverly, New Beverly nor their stockholders will recognize any gain or loss (i) in connection with such reorganization (as more fully described below), (ii) upon the receipt by New Beverly of the Remaining Healthcare Business from Beverly in exchange for the New Beverly Common Stock, or (iii) upon receipt by Beverly stockholders of the New Beverly Common Stock in the Distribution. Receipt of the Private Letter Ruling is a condition to the respective obligations of Beverly and Capstone to consummate the Merger. See "The Merger -- Conditions to Closing" in the Joint Proxy Statement/Prospectus.



     Based upon the Private Letter Ruling and the anticipated qualification of the Merger as a tax-free reorganization, the Distribution will qualify as a tax-free reorganization under Section 368 of the Code. As a result, (i) the holders of Beverly Common Stock will not recognize gain or loss upon receipt of shares of New Beverly Common Stock, (ii) each holder of Beverly Common Stock will allocate his, her or its aggregate tax basis in the Beverly Common Stock immediately before the Distribution among the Beverly Common Stock and New Beverly Common Stock in proportion to their respective fair market values, (iii) the holding period of each holder of Beverly Common Stock for the New Beverly Common Stock will include the holding period for his, her or its Beverly Common Stock, provided that the Beverly Common Stock is held as a capital asset at the time of the Distribution, and (iv) Beverly will not recognize any gain or loss on its distribution of the New Beverly Common Stock to its stockholders. See "Certain Federal Income Tax Consequences."


     It is also expected that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, (i) the holders of Beverly Common Stock will not recognize gain or loss upon the receipt of Capstone Common Stock in exchange for their shares of Beverly Common Stock, (ii) each holder of Beverly Common Stock will carry over his, her or its tax basis in the Beverly Common Stock (as determined immediately following the Distribution) to the Capstone Common Stock, (iii) the holding period for each holder of Beverly Common Stock will carry over to the Capstone Common Stock, provided that the Beverly Common Stock is held as a capital asset immediately prior to the Effective Time of the Merger, and (iv) any holder of Beverly Common Stock receiving cash in lieu of fractional shares will recognize capital gain or loss (provided the shares of Beverly Common Stock surrendered are held as capital assets immediately prior to the Effective Time of the Merger) equal to the difference between the amount of cash received and the portion of such holder's basis in the shares of Beverly Common Stock allocable to such fractional share interests, and such capital gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year. See "Certain Federal Income Tax Consequences."

     Beverly and Capstone will also receive, prior to the Effective Time of the Merger, the opinion of Caplin & Drysdale, Chartered or Ernst & Young LLP to the effect that: (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by Capstone or Beverly as a result of the Merger; and (iii) no gain or loss will be recognized by Beverly's stockholders upon the receipt of Capstone Common Stock solely in exchange for Beverly Common Stock in connection with the Merger (except with respect to cash received in lieu of a fractional interest in Capstone Common Stock). Tax opinions are not binding on the IRS or any court. Moreover, the tax opinions are based upon, among other things, certain representations as to factual matters made by Beverly and Capstone, which representations, if incorrect or incomplete in certain material respects, would jeopardize the conclusions reached in the opinions. See "Certain Federal Income Tax Consequences."

NEW BEVERLY STOCK OPTION PLANS

     New Beverly will have one or more employee benefit plans pursuant to which shares or options to purchase shares of New Beverly Common Stock or other stock incentives will be issued or issuable to or for the benefit of employees, former employees and directors. See "The
Distribution -- Consummation of the Distribution; Treatment of Beverly Stock Options, Phantom Shares, Performance Shares and Shares of Restricted Stock." On May 29, 1997, the New Beverly Board of Directors adopted the New Beverly 1997 Long-Term Incentive Plan (the "New Beverly 1997 Incentive Plan"), pursuant to which New Beverly will be able to make stock incentive awards to its directors, officers, key employees and other persons on a going-forward basis. The New Beverly 1997 Incentive Plan was adopted by the Board of Directors and Compensation Committee of Beverly, and was approved by Beverly as the sole stockholder of New Beverly prior to the Distribution. It is expected that a total of approximately 5.5 million shares will be reserved for issuance by New Beverly to current holders of options to purchase Beverly Common Stock ("the Beverly Options") in connection with the Distribution. See "Executive and Director Compensation -- Executive Compensation." New Beverly has reserved 10 million shares of New Beverly Common Stock for issuance under the New Beverly 1997 Incentive Plan. The New Beverly 1997 Incentive Plan will be submitted for the approval of the stockholders of Beverly in connection with the Joint Proxy Statement/Prospectus.

     The New Beverly Board of Directors has also adopted the New Beverly Non-Employee Directors Stock Option Plan (the "New Beverly Directors Option Plan"), pursuant to which New Beverly will be able to make stock incentive awards to its non-employee directors on a going-forward basis. The New Beverly Directors Option Plan was adopted by the Board of Directors and Compensation Committee of Beverly, and was approved by Beverly as the sole stockholder of New Beverly prior to the Distribution. See "Executive and Director
Compensation -- Compensation of Directors and Other Information Concerning the Board and its Committees." New Beverly has reserved 300,000 shares of New Beverly Common Stock under the New Beverly Directors Option Plan. The New Beverly Directors Option Plan will be submitted for the approval of stockholders of Beverly in connection with the Joint Proxy Statement/Prospectus. See "Other Beverly Proposals -- New Beverly Directors Option Plan" in the Joint Proxy Statement/Prospectus.

EFFECT OF THE TRANSACTIONS ON EMPLOYEES AND EMPLOYEE BENEFITS

     Beverly employees that provide services in connection with the Institutional Pharmacy Business (together with current and former employees and current and former independent contractors of the Institutional Pharmacy Business, the "Retained Employees") are expected to become Capstone employees following the Merger, while all other Beverly employees (together with current and former employees and current and former independent contractors of the Remaining Healthcare Business, the "Transferred Employees") are expected to become New Beverly employees following the Distribution. Capstone will assume liabilities and obligations regarding the Retained Employees and New Beverly will assume liabilities and obligations regarding the Transferred Employees, in accordance with an Employee Benefit Matters Agreement between Beverly, New Beverly and Capstone (the "Employee Benefit Agreement"). Pursuant to the Employee Benefit Agreement, certain adjustments will be made to shares of Beverly Common Stock underlying options held by Retained Employees and Transferred Employees. See "The Distribution -- Consummation of the Distribution; Treatment of Beverly Stock Options, Phantom Shares, Performance Shares and Shares of Restricted Stock" and "-- Terms of Employee Benefit Agreement."

EXPENSES

     Each of Capstone, on the one hand, and Beverly and New Beverly, on the other hand, will incur significant expenses in connection with the Transactions. The fees and expenses of Beverly and New Beverly are currently estimated to be approximately $32 million with respect to the Distribution and approximately $8 million with respect to the Merger. A significant portion of the estimated Beverly and New Beverly expenses with respect to the Distribution are expected to arise in connection with restructuring, modifying or replacing Beverly's existing indebtedness in connection with the Distribution. See "Treatment of Beverly Indebtedness."

RISK FACTORS

     New Beverly stockholders should carefully consider certain risks in evaluating the New Beverly Common Stock to be received in the Distribution. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary historical consolidated financial data of Beverly has been derived from the historical financial statements and should be read in conjunction with such financial statements and notes thereto, which are included elsewhere herein. Beverly data for the six months ended June 30, 1997 and 1996 have been derived from and should be read in conjunction with the unaudited condensed consolidated financial statements which are also included elsewhere herein. The pro forma condensed consolidated financial data gives retroactive effect to (i) the Merger; (ii) the recapitalization/reorganization of Beverly, into New Beverly; and (iii) the receipt by Beverly of $275,000,000 as a partial repayment of its intercompany receivable from PCA and the contribution to PCA's capital of Beverly's remaining receivable from PCA. The pro forma condensed consolidated statement of operations data gives effect to the transactions as if they occurred on January 1, 1996. The pro forma condensed consolidated balance sheet data gives effect to the transactions as if they occurred on June 30, 1997. The pro forma data should be read in conjunction with the unaudited pro forma condensed consolidated New Beverly financial statements, and notes thereto included elsewhere herein.

                                            AT AND FOR THE
                                           SIX MONTHS ENDED                               AT AND FOR THE
                                               JUNE 30,                              YEARS ENDED DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1997         1996         1996         1995         1994         1993         1992
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net operating revenues................  $1,634,219   $1,609,380   $3,267,189   $3,228,553   $2,969,239   $2,884,451   $2,607,756
Depreciation and amortization.........      54,806       51,023      105,468      103,581       88,734       82,938       80,226
Interest expense, net.................      37,961       39,193       77,272       70,017       50,214       50,927       56,441
Income (loss) from continuing
  operations before income taxes......      65,722       51,152      125,507       (6,154)     114,795       87,640        6,148
Income (loss) from continuing
  operations..........................      39,433       30,691       52,026       (8,123)      76,913       57,956        1,945
Earnings per share....................        0.40         0.31         0.52        (0.16)        0.79         0.41         0.01
CONSOLIDATED BALANCE SHEET DATA:
Working capital.......................     330,196      249,795      318,215      243,047      242,712      154,419      137,026
Total assets..........................   2,490,966    2,524,904    2,525,082    2,506,461    2,322,578    2,000,804    1,859,361
Current portion of long-term
  obligations.........................      35,669       37,710       38,826       84,639       60,199       43,125       30,466
Long-term obligations, excluding
  current portion.....................   1,018,551    1,076,462    1,106,256    1,066,909      918,018      706,917      712,896
Stockholders' equity..................     890,717      843,217      861,095      820,333      827,244      742,862      593,505

                                                              SIX MONTHS ENDED         YEAR ENDED
                                                               JUNE 30, 1997        DECEMBER 31, 1996
                                                              ----------------      -----------------
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net operating revenues......................................     $1,383,195            $2,832,872
Depreciation and amortization...............................         44,898                89,076
Interest expense, net.......................................         25,599                51,808
Income from continuing operations before provision for
  income taxes..............................................         50,500               116,182
Income from continuing operations...........................         30,706                47,117
Earnings per share..........................................           0.28                  0.42

                                                              JUNE 30, 1997
                                                              -------------
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
  DATA:
Working capital.............................................   $  250,524
Total assets................................................    2,025,534
Current portion of long-term obligations....................       24,124
Long-term obligations, excluding current portion............      661,206
Stockholders' equity........................................      835,680

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating New Beverly before making any investment decisions with respect to the New Beverly Common Stock to be received in the Distribution.

SUBSTANTIAL INDEBTEDNESS

     New Beverly, as a result of the Distribution, will assume substantial indebtedness from Beverly. Although the indebtedness of Beverly to be assumed by New Beverly in connection with the Transactions will be reduced and restructured, the amount of indebtedness ultimately assumed by New Beverly will continue to be substantial. See "Treatment of Beverly Indebtedness." As of June 30, 1997, Beverly had total indebtedness of approximately $1,054,200,000. In addition to such indebtedness, Beverly has substantial obligations under operating leases which will be assumed by New Beverly. For the six months ended June 30, 1997 and the year ended December 31, 1996, Beverly's rent expense was approximately $58,200,000 and $116,700,000, respectively. The ability of New Beverly to satisfy its debt and operating lease obligations will be dependent upon its future operating performance, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond New Beverly's control such as federal and state healthcare reform. New Beverly's level of debt, and the covenants contained in the debt instruments governing such obligations might impair New Beverly's ability to take certain actions (including the incurrence of additional debt and the acquisition or the disposition of assets).

BUSINESS TO BE CONDUCTED BY NEW BEVERLY

     At the Time of Distribution, the Remaining Healthcare Business will be transferred to New Beverly or one or more direct or indirect subsidiaries of New Beverly, and will constitute all of the businesses, assets and liabilities of New Beverly. The businesses, assets and liabilities of New Beverly will not include the Institutional Pharmacy Business represented by PCA. The Institutional Pharmacy Business represented by PCA accounted for approximately $251,000,000 and $434,300,000, or 15% and 13% of Beverly's net operating revenues (after elimination of intercompany revenue between PCA and the Remaining Healthcare Business) for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively. The Institutional Pharmacy Business accounted for approximately $16,100,000 and $20,300,000, or 41% and 39% of Beverly's net income for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively. Following the Distribution, New Beverly will derive its revenues from a smaller group of businesses and assets. While New Beverly intends to pursue strategies to expand its businesses, there can be no assurance that New Beverly will be successful in implementing such strategies or that, if implemented, such strategies will result in additional growth in New Beverly's businesses.

UNCERTAINTY ASSOCIATED WITH HEALTHCARE REFORM

     In addition to extensive government healthcare regulation, there are numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals may have on New Beverly's future business. Certain aspects of these healthcare proposals, such as cutbacks in Medicare and Medicaid programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on rates paid to healthcare providers and permitting greater flexibility to the states in the administration of Medicaid, could adversely affect New Beverly. See "-- Risks Involved with Reimbursement by Third-Party Payors." There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have an adverse effect on New Beverly. Concern about the potential effects of the proposed reform measures has contributed to the volatility of stock prices of companies in healthcare and related industries, including Beverly, and may similarly affect the price of the New Beverly Common Stock in the future.

RISKS INVOLVED WITH REIMBURSEMENT BY THIRD PARTY PAYORS

     For the years ended December 31, 1996, 1995 and 1994 Beverly derived approximately 75%, 77% and 80%, respectively, of its net operating revenues from funds under federal and state medical assistance programs, and it is expected that New Beverly will continue to derive a significant portion of its revenue from such federal and state reimbursement programs. There can be no assurance that New Beverly will improve or achieve a better payor mix. Both governmental and private payor sources have instituted cost containment measures designed to limit payments made to long-term care providers, and there can be no assurance that future measures will not adversely affect both the timing and amount of reimbursement to New Beverly. Furthermore, government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which could materially decrease the rates paid to New Beverly for its future services or the services for which New Beverly is able to seek reimbursement. There have been, and New Beverly expects that under the current and future presidential administrations there will continue to be, a number of proposals to limit Medicare and Medicaid reimbursement for long-term healthcare services. New Beverly cannot predict at this time whether any of these proposals will be adopted or, if adopted and implemented, what effect such proposals would have on New Beverly. There can be no assurance that payments under state or federal governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs, particularly with respect to individual, state-administered Medicaid programs, which generally provide lower reimbursement rates than does the Medicare program. In addition, there can be no assurance that the facilities to be operated by New Beverly and the services and supplies to be provided by New Beverly will meet or continue to meet the requirements for participation in such programs.

     Federal law requires state Medicaid programs to reimburse long-term care facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. Long-term care facilities may seek to enforce this requirement in the state or federal courts. Nevertheless, there can be no assurance that budget constraints or other factors will not cause states to reduce Medicaid reimbursement to long-term care facilities or that litigation to prevent such reductions will be successful. As a result, there can be no assurance that states in which New Beverly will operate will continue to meet their Medicaid obligations on a timely basis. Any failure by such states to meet their Medicaid obligations on a timely basis could have a material adverse effect on New Beverly.

     In addition, several states are considering various healthcare reforms, including reforms through Medicaid managed care demonstration projects. Several states in which Beverly operates and in which New Beverly will operate have applied for, or received, approval from the U.S. Department of Health and Human Services for waivers from certain Medicaid requirements which are generally required for managed care projects. Although these demonstration projects generally exempt institutional care, including long-term care facilities, no assurance can be given that these waiver projects ultimately will not change the reimbursement system for long-term care from fee-for-service to managed care negotiated or capitated rates. It is not possible to predict which reforms of the healthcare system will be adopted and the effect, if any, the reforms will have on New Beverly's business.

GOVERNMENT REGULATION

     The federal government and all states in which New Beverly will operate regulate various aspects of the Remaining Healthcare Business to be operated by New Beverly. In particular, the operation of long-term care facilities and the provision of specialty medical services are subject to federal, state and local laws relating to the adequacy of medical care, equipment, personnel, operating policies, fire prevention, zoning, rate-setting and compliance with building codes and environmental and other laws. The facilities to be operated by New Beverly are subject to periodic inspection by governmental and other regulatory authorities to assure continued compliance with various standards and to provide for their continued licensing under state law and certification under the Medicare and Medicaid programs. Should New Beverly receive notifications of deficiency in the future, New Beverly expects to implement plans of correction with respect to any such statement to address any alleged deficiencies. While New Beverly will endeavor to comply with federal, state and local regulatory requirements for the maintenance and operation of its facilities, there can be no assurance that all facilities will always be operated in full compliance. The failure to obtain or renew any required regulatory approvals or licenses could adversely affect New Beverly's operations.

     New Beverly will also be subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. Such laws include the anti-kickback provisions of the federal Medicare and Medicaid Patients and Program Protection Act of 1987. These provisions prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. In addition, many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. Additionally, federal enactments that expand the list of healthcare services subject to existing federal referral prohibitions became effective on January 1, 1995. See "Business -- Government Regulation and Reimbursement."

INCREASED LABOR COSTS AND AVAILABILITY OF PERSONNEL

     In recent years, Beverly has experienced increases in its labor costs primarily due to higher wages and greater benefits required to attract and retain qualified personnel, increased staffing levels in its nursing facilities due to greater patient acuity and the hiring of therapists on staff. Although New Beverly expects labor costs to continue to increase in the future, it is anticipated that any increase in costs will generally result in higher patient rates in subsequent periods, subject to the time lag in most states of up to 18 months between increases in reimbursable costs and the receipt of related reimbursement rate increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     In the past, the healthcare industry, including Beverly's long-term care facilities, has experienced a shortage of nurses to staff healthcare operations, and, more recently, the healthcare industry in general has experienced a shortage of therapists. While Beverly is not currently experiencing a nursing or therapist shortage, it competes with other healthcare providers for nursing and therapist personnel and may compete with other service industries for persons serving Beverly in other capacities, such as nurses' aides. A shortage of nursing therapists or nurse's aides could force New Beverly to pay even higher salaries and make greater use of higher cost temporary personnel. A lack of qualified personnel might also require New Beverly to reduce its census or admit patients requiring a lower level of care, both of which could adversely affect operating results.

DEPENDENCE ON KEY PERSONNEL

     New Beverly's operations are dependent on the efforts, ability and experience of its executive officers. New Beverly's continued growth and success depends on its ability to attract and retain skilled employees and on the ability of its officers and employees to successfully manage New Beverly's expansion of service beyond the traditional long-term care services provided by Beverly. The loss of some or all of these executive officers and skilled employees could have a material adverse impact on New Beverly's future results of operations.

COMPETITION

     The long-term care industry is highly competitive. New Beverly will compete with other providers on the basis of the breadth and quality of its services, the quality of its facilities and, to a limited extent, price. New Beverly will also compete with other providers in the acquisition and development of additional facilities and healthcare services. New Beverly's long-term care competitors will include national, regional and local operators of long-term care facilities, acute care hospitals, rehabilitation hospitals, subacute facilities, transitional hospitals, assisted living facilities, hospices, home healthcare centers, healthcare therapy clinics, and similar institutions, many of which have significantly greater financial and other resources than New Beverly. In addition, New Beverly will compete with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to New Beverly. There can be no assurance that New Beverly will not encounter increased competition which could adversely affect its business, results of operations or financial condition.

ABSENCE OF PRIOR TRADING MARKET


     There is no existing trading market for the New Beverly Common Stock to be received by Beverly's stockholders in the Distribution and there can be no assurance as to the establishment of an active trading market. New Beverly expects to list its common stock on the NYSE and the PCX. New Beverly's management expects that approximately 110,424,677 shares of New Beverly Common Stock will be outstanding after the Distribution. New Beverly Common Stock may experience price volatility following the Distribution until trading values become established. As a result, it could be difficult to make purchases or sales of New Beverly Common Stock in the market at any particular time. There can be no assurance as to either the price at which New Beverly Common Stock will trade following the consummation of the Distribution and the Merger or whether such price will be significantly below the book value per share of New Beverly Common Stock.


CERTAIN INDEMNIFICATION OBLIGATIONS

     Pursuant to the Distribution Agreement and the Tax Allocation and Indemnification Agreement, New Beverly has agreed to indemnify Capstone with respect to certain losses, damages, claims and liabilities which may arise from the consummation of the Transactions described herein, the conduct of the Remaining Healthcare Business prior to the Distribution Date and certain tax liabilities. See "The Distribution -- Indemnification and Insurance" and
"-- Terms of the Tax Allocation and Indemnification Agreement."

NON-COMPETITION AGREEMENT WITH CAPSTONE

     Following the Distribution and Merger, New Beverly will be prohibited from competing with Capstone in the Institutional Pharmacy Business in certain defined geographical areas for a period of five years. See "The
Distribution -- Terms of the Non-competition Agreement." In the past, a significant portion of Beverly's net income has been derived from the Institutional Pharmacy Business, and in 1996, Beverly derived approximately 39% of its net income from the Institutional Pharmacy Business. The Non-competition Agreement will therefore restrict New Beverly's ability to pursue a line of business that historically has contributed a significant portion of Beverly's net income.

                                USE OF PROCEEDS

     Pursuant to the Distribution, Beverly will transfer the Remaining Healthcare Business to New Beverly or one or more of its subsidiaries and receive from New Beverly shares of New Beverly Common Stock. Such shares of New Beverly Common Stock will be distributed in a manner expected to receive tax-free treatment to Beverly stockholders as of the Distribution Record Date, and no consideration will be paid by such stockholders in the Distribution. Therefore, there will be no proceeds from the issuance of the New Beverly Common Stock.

     In connection with the Distribution and the Merger, Beverly expects to receive $275,000,000 as a partial repayment of PCA's intercompany balance owed to Beverly. Beverly intends to use: (i) approximately $90,000,000 of such net proceeds to repay Revolver borrowings under its Existing Credit Facility (as defined); (ii) approximately $62,480,000 to repay the remaining outstanding balance under the 7 5/8% Debentures (as defined); (iii) approximately $24,805,000 to repay the 8.75% Notes (as defined); (iv) approximately $38,822,000 to repay or defease certain other notes, mortgages and bonds; and
(v) the remaining net proceeds to pay the estimated Transaction costs of $40,000,000, and for general corporate purposes, which may include: strategic investments; repayment of other indebtedness; selective acquisitions, including the purchase of previously leased facilities; construction of new facilities; and to meet working capital requirements.

                                 CAPITALIZATION

     Following the Distribution and the Merger, New Beverly will change its name to Beverly Enterprises, Inc. and will be treated as the continuation of Beverly for financial reporting purposes. See "Unaudited Pro Forma New Beverly Financial Statements" and the consolidated financial statements of Beverly and notes thereto included elsewhere herein. The following table sets forth Beverly's historical capitalization at June 30, 1997, and pro forma to reflect the Distribution and the Merger:

                                                              AS OF JUNE 30, 1997
                                                            ------------------------
                                                              ACTUAL      PRO FORMA
                                                            ----------    ----------
                                                             (DOLLARS IN THOUSANDS)
Cash and cash equivalents.................................  $   71,756    $   83,144(1)(2)(4)
                                                            ==========    ==========
Current portion of long-term debt.........................  $   35,669    $   24,124(1)(2)
                                                            ==========    ==========
Long-term debt, net of current portion:
  Revolver borrowings.....................................  $   90,000    $       --(2)
  Industrial revenue bonds................................     193,837       185,047(2)
  Notes and mortgages.....................................     212,471       185,267(1)(2)
  First Mortgage Bonds....................................      46,864        46,864
  8.75% Notes.............................................      24,805            --(2)
  9% Senior Notes.........................................     180,000       180,000
  7 5/8% Debentures.......................................      54,980            --(2)
  5 1/2% Debentures.......................................     150,000            --(4)
  Medium term notes.......................................      50,000        50,000
  Capital lease obligations...............................      15,594        14,028(1)
                                                            ----------    ----------
          Total long-term debt............................   1,018,551       661,206
Stockholders' equity:
  Preferred stock, 25,000,000 shares authorized...........          --            --
  Common stock, $0.10 par value; 300,000,000 shares
     authorized; 104,712,723 shares issued; 98,438,615
     shares outstanding; pro forma 109,628,539 shares
     issued and outstanding...............................      10,471        10,963(4)(5)(6)
  Additional paid-in capital..............................     777,172       855,527(4)(5)
  Retained earnings (deficit).............................     173,390       (30,810)(1)(3)
  Treasury stock, at cost; 6,274,108 shares...............     (70,316)           --(5)
                                                            ----------    ----------
          Total stockholders' equity......................     890,717       835,680
                                                            ----------    ----------
          Total capitalization............................  $1,909,268    $1,496,886
                                                            ==========    ==========

---------------

(1) Reflects the following adjustments to eliminate PCA's historical amounts (in thousands):

    Cash and cash equivalents...................................  $  6,668
    Current portion of long-term debt...........................     1,195
    Other notes and mortgages...................................        22
    Capital leases, net of current portion......................     1,566
    Retained earnings...........................................   103,853

(2) Reflects repayment or defeasance of approximately $216,107,000 of debt with the $275,000,000 of net proceeds to be received by Beverly as a partial repayment of PCA's intercompany balance in conjunction with the Transactions, with the remaining net proceeds of approximately $58,893,000 to be used to pay approximately $40,000,000 of Transaction costs, and for general corporate purposes, including: strategic investments; repayment of other indebtedness; selective acquisitions, including the purchase of previously leased facilities; construction of new facilities; and to meet working capital requirements.

(3) Reflects the contribution to PCA's capital (after the repayment of $275,000,000 (See Note 2 above)) of the remaining $58,115,000 of PCA's intercompany balance, which will not be repaid to Beverly.

(4) Reflects conversion of $149,162,550 principal amount of 5 1/2% Debentures (as defined) into 11,189,924 shares of Beverly Common Stock and repayment in cash of the remaining principal amount of $837,450. A condition to closing under the Merger Agreement is that Beverly amend, modify or replace substantially all of its existing indebtedness so that upon closing the Merger, Beverly will have been released from liability under all of its existing indebtedness for borrowed money, except for the Institutional Pharmacy Liabilities and certain other pharmacy-related obligations. In conjunction therewith, on July 17, 1997, Beverly called its 5 1/2% Debentures for redemption on August 18, 1997.

(5) Reflects cancellation and retirement of Beverly Common Stock held in treasury at the Effective Time of the Merger, pursuant to the terms of the Merger Agreement.

(6) Reflects a one-for-one distribution of New Beverly Common Stock for each share of Beverly Common Stock held by a Beverly stockholder as of the Distribution Record Date.
---------------

See "Unaudited Pro Forma New Beverly Financial Statements."

              UNAUDITED PRO FORMA NEW BEVERLY FINANCIAL STATEMENTS

     Under the Distribution Agreement and the Merger Agreement: (1) Beverly's Remaining Healthcare Business is to be reorganized into New Beverly with all of the shares of New Beverly Common Stock to be distributed to Beverly's stockholders in a tax-free reorganization; (2) Beverly (then consisting solely of the Institutional Pharmacy Business operated by PCA and its subsidiaries) is to be acquired by and merged with and into Capstone through a tax-free exchange of shares of Capstone Common Stock for shares of Beverly Common Stock; and (3) New Beverly will become an independent, publicly-traded company upon the completion of the Distribution and the Merger. New Beverly will immediately change its name to Beverly Enterprises, Inc., will be treated as the continuation of Beverly for financial reporting purposes and will continue to reflect Beverly's historical cost basis of assets and liabilities. Closing under the Merger Agreement is subject to a number of conditions, including, among other things, the approval of the Merger and the Distribution by Beverly's stockholders, and approval of the Merger by Capstone's stockholders. The accompanying unaudited pro forma condensed consolidated balance sheet reflects the historical balance sheets of Beverly and PCA at June 30, 1997 and as adjusted to give effect to the Distribution and the Merger, as if such events occurred at June 30, 1997. The accompanying unaudited pro forma condensed consolidated statements of income for the year ended December 31, 1996 and for the six months ended June 30, 1997 give effect to such transactions as if they occurred on January 1, 1996. Furthermore, in conjunction with the Distribution, Beverly will be required to restructure, repay or otherwise renegotiate substantially all of its outstanding indebtedness and to renegotiate or make certain payments under various employment agreements with officers of Beverly. An estimate of the effects of these items has been reflected in the accompanying unaudited pro forma condensed consolidated balance sheet, but such items have not been reflected in the accompanying unaudited pro forma condensed consolidated statements of income due to their nonrecurring nature. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results that would have been achieved had the Distribution and the Merger been consummated as of the indicated dates, nor are they necessarily indicative of future operating results. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of Beverly and PCA, and the related notes thereto, included elsewhere in this Prospectus.

                           NEW BEVERLY HOLDINGS, INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31, 1996
                                                    ------------------------------------------------------
                                                                                                PRO FORMA
                                                                               TRANSACTION         NEW
                                                     BEVERLY       PCA(1)      ADJUSTMENTS       BEVERLY
                                                    ----------    ---------    -----------      ----------
Net operating revenues............................  $3,267,189    $(516,400)     $82,083(2)     $2,832,872
Interest income...................................      13,839         (177)          --            13,662
                                                    ----------    ---------      -------        ----------
         Total revenues...........................   3,281,028     (516,577)      82,083         2,846,534
Costs and expenses:
  Operating and administrative:
    Wages and related.............................   1,819,500     (118,888)          --         1,700,612
    Other.........................................   1,139,442     (346,331)      82,083(2)        875,194
  Interest........................................      91,111          (11)     (25,630)(3)        65,470
  Depreciation and amortization...................     105,468      (16,392)          --            89,076
                                                    ----------    ---------      -------        ----------
         Total costs and expenses.................   3,155,521     (481,622)      56,453         2,730,352
                                                    ----------    ---------      -------        ----------
Income (loss) from continuing operations before
  provision for income taxes......................     125,507      (34,955)      25,630           116,182
Provision for income taxes........................      73,481      (14,668)      10,252(4)         69,065
                                                    ----------    ---------      -------        ----------
Income from continuing operations.................  $   52,026    $ (20,287)     $15,378        $   47,117
                                                    ==========    =========      =======        ==========
Per share data (primary):
  Earnings per share from continuing operations...  $     0.52                                  $     0.42
                                                    ==========                                  ==========
  Weighted average shares outstanding.............      99,646                                     110,899
                                                    ==========                                  ==========
Per share data (fully diluted):
  Earnings per share from continuing operations...  $     0.50                                  $     0.42
                                                    ==========                                  ==========
  Weighted average shares outstanding.............     111,002                                     111,002
                                                    ==========                                  ==========

                                                                SIX MONTHS ENDED JUNE 30, 1997
                                                    ------------------------------------------------------
                                                                                                PRO FORMA
                                                                               TRANSACTION         NEW
                                                     BEVERLY       PCA(1)      ADJUSTMENTS       BEVERLY
                                                    ----------    ---------    -----------      ----------
Net operating revenues............................  $1,634,219    $(301,328)     $50,304(2)     $1,383,195
Interest income...................................       6,726          (82)          --             6,644
                                                    ----------    ---------      -------        ----------
         Total revenues...........................   1,640,945     (301,410)      50,304         1,389,839
Costs and expenses:
  Operating and administrative:
    Wages and related.............................     897,856      (65,476)          --           832,380
    Other.........................................     577,874     (198,360)      50,304(2)        429,818
  Interest........................................      44,687         (130)     (12,314)(3)        32,243
  Depreciation and amortization...................      54,806       (9,908)          --            44,898
                                                    ----------    ---------      -------        ----------
         Total costs and expenses.................   1,575,223     (273,874)      37,990         1,339,339
                                                    ----------    ---------      -------        ----------
Income (loss) from continuing operations before
  provision for income taxes......................      65,722      (27,536)      12,314            50,500
Provision for income taxes........................      26,289      (11,421)       4,926(4)         19,794
                                                    ----------    ---------      -------        ----------
Income from continuing operations.................  $   39,433    $ (16,115)     $ 7,388        $   30,706
                                                    ==========    =========      =======        ==========
Per share data (primary):
    Earnings per share from continuing
      operations..................................  $     0.40                                  $     0.28
                                                    ==========                                  ==========
    Weighted average shares outstanding...........      99,230                                     110,483
                                                    ==========                                  ==========
Per share data (fully diluted):
    Earnings per share from continuing
      operations..................................  $     0.38                                  $     0.28
                                                    ==========                                  ==========
    Weighted average shares outstanding...........     110,865                                     110,865
                                                    ==========                                  ==========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED STATEMENTS OF INCOME

(1) Reflects the historical stand-alone amounts of PCA which are eliminated to arrive at New Beverly.

(2) Reflects add-back of intercompany revenues and costs of sales of PCA which are eliminated in Beverly historical amounts.

(3) Reduction of interest expense related to: (i) debt paydowns described in
    Note 2 to the Unaudited Pro Forma Condensed Consolidated Balance Sheet; and
    (ii) repayment/conversion of $150,000,000 principal amount of 5 1/2% Debentures (as defined) into shares of Beverly Common Stock as described in
    Note 4 to the Unaudited Pro Forma Condensed Consolidated Balance Sheet.

(4) Income tax effect of pro forma adjustments using a 40% statutory rate.
---------------

Note: Nonrecurring Transaction costs of approximately $37.2 million, net of tax, will be charged to the operations of New Beverly but are not reflected in the Pro Forma Condensed Consolidated Statements of Income.

                           NEW BEVERLY HOLDINGS, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                                    PRO FORMA
                                                                                   TRANSACTION         NEW
                                                           BEVERLY      PCA(1)     ADJUSTMENTS       BEVERLY
                                                          ----------   ---------   -----------     -----------
Current assets:
  Cash and cash equivalents.............................  $   71,756   $  (6,668)   $  58,893(2)   $   83,144
                                                                                      (40,000)(3)
                                                                                         (837)(4)
  Accounts receivable -- patient, less allowance for
    doubtful accounts...................................     502,511    (109,798)          --         392,713
  Accounts receivable -- nonpatient, less allowance for
    doubtful accounts...................................      10,429        (101)          --          10,328
  Notes receivable, less allowance for doubtful notes...       9,260        (772)          --           8,488
  Operating supplies....................................      55,713     (25,322)          --          30,391
  Deferred income taxes.................................      23,547          --           --          23,547
  Prepaid expenses......................................      43,738        (494)          --          43,244
                                                          ----------   ---------    ---------      ----------
         Total current assets...........................     716,954    (143,155)      18,056         591,855
Property and equipment, net.............................   1,188,197     (35,215)          --       1,152,982
Other assets:
  Notes receivable, less allowance for doubtful notes...      28,958        (810)          --          28,148
  Designated and restricted funds.......................      74,182          --           --          74,182
  Goodwill, net.........................................     375,221    (290,931)          --          84,290
  Other, net............................................     107,454     (11,435)      (1,942)(2)      94,077
                                                          ----------   ---------    ---------      ----------
         Total other assets.............................     585,815    (303,176)      (1,942)        280,697
                                                          ----------   ---------    ---------      ----------
         Total assets...................................  $2,490,966   $(481,546)   $  16,114      $2,025,534
                                                          ==========   =========    =========      ==========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $   96,854     (21,237)   $      --      $   75,617
  Accrued wages and related liabilities.................     128,892      (6,006)          --         122,886
  Accrued interest......................................      17,683          --           --          17,683
  Other accrued liabilities.............................     107,660      (6,639)          --         101,021
  Current portion of long-term debt.....................      35,669      (1,195)     (10,350)(2)      24,124
                                                          ----------   ---------    ---------      ----------
         Total current liabilities......................     386,758     (35,077)     (10,350)        341,331
Long-term obligations...................................   1,018,551      (1,588)    (205,757)(2)     661,206
                                                                                     (150,000)(4)
Deferred income taxes payable...........................      98,769      (4,046)        (777)(2)      91,146
                                                                                       (2,800)(3)
Other liabilities and deferred items....................      96,171          --           --          96,171
Due to Parent...........................................          --    (333,115)     333,115(2)           --
Stockholders' equity:
  Common stock..........................................      10,471          (1)           1(5)       10,963(6)
                                                                                         (627)(7)
                                                                                        1,119(4)
  Additional paid-in capital............................     777,172      (3,866)       3,866(5)      855,527
                                                                                      (69,689)(7)
                                                                                      148,044(4)
  Retained earnings.....................................     173,390    (103,853)     (58,115)(2)     (30,810)
                                                                                       (1,165)(2)
                                                                                       (3,867)(5)
                                                                                      (37,200)(3)
  Treasury stock, at cost...............................     (70,316)         --       70,316(7)           --
                                                          ----------   ---------    ---------      ----------
         Total stockholders' equity.....................     890,717    (107,720)      52,683         835,680
                                                          ----------   ---------    ---------      ----------
         Total liabilities and stockholders'
           equity.......................................  $2,490,966   $(481,546)   $  16,114      $2,025,534
                                                          ==========   =========    =========      ==========

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(1) Reflects the historical stand-alone amounts of PCA which are eliminated to arrive at New Beverly.

(2) Reflects (i) repayment or defeasance of approximately $216,107,000 of long-term obligations with the $275,000,000 of net proceeds to be received as partial repayment of PCA's intercompany balance owed to Beverly, with the remaining net proceeds used for one or more of the following purposes: strategic investments; repayment of indebtedness; selective acquisitions, including the purchase of previously leased facilities; construction of new facilities; and to meet working capital requirements; (ii) write-off of deferred financing costs on such repaid long-term obligations and (iii) reduction in equity for the remaining intercompany balance owed by PCA which will not be repaid.

     The repayments of approximately $216,107,000 of long-term obligations, as noted above, are comprised of the following (in thousands):

                                                        CURRENT   LONG-TERM    TOTAL
                                                        -------   ---------   --------
Revolver borrowings...................................  $    --   $ 90,000    $ 90,000
Notes and mortgages...................................    2,450     27,182      29,632
8.75% Notes...........................................       --     24,805      24,805
7 5/8% Debentures.....................................    7,500     54,980      62,480
Industrial revenue bonds..............................      400      8,790       9,190
                                                        -------   --------    --------
                                                        $10,350   $205,757    $216,107
                                                        =======   ========    ========

(3) Reflects payment of estimated Merger and Distribution costs (which have not been reflected in the Unaudited Pro Forma Condensed Consolidated Statements of Income due to their nonrecurring nature) as follows (assuming $7,000,000 of such costs are deductible for income tax purposes) (in thousands):

Estimated Merger costs:
  Investment banker fees....................................  $ 5,200
  Professional fees and other Merger-related costs..........    2,800
                                                              -------
          Total estimated Merger costs......................    8,000
Estimated Distribution costs:
  Consent fees to debt and lease holders....................  $10,200
  Employee incentives and other related costs...............   17,000
  Professional fees and other Distribution-related costs....    4,800
                                                              -------
          Total estimated Distribution costs................   32,000
                                                              -------
          Total estimated Transaction costs.................   40,000
          Less: Estimated tax effect at a 40% statutory
            rate............................................   (2,800)
                                                              -------
                                                              $37,200
                                                              =======

(4) Reflects conversion of $149,162,550 principal amount of 5 1/2% Debentures (as defined) into 11,189,924 shares of Beverly Common Stock and repayment in cash of the remaining principal amount of $837,450. A condition to closing under the Merger Agreement is that Beverly amend, modify or replace substantially all of its existing indebtedness so that upon closing the Merger, Beverly will have been released from liability under all of its existing indebtedness for borrowed money, except for the Institutional Pharmacy Liabilities and certain other pharmacy-related obligations. In conjunction therewith, on July 17, 1997, Beverly called its 5 1/2% Debentures for redemption on August 18, 1997.

(5) Reflects add-back of common stock and additional paid-in capital of PCA which are eliminated in Beverly historical amounts.

(6) Reflects a one-for-one distribution of New Beverly Common Stock for each share of Beverly Common Stock held by a Beverly stockholder as of the Distribution Record Date.

(7) Reflects cancellation and retirement of Beverly Common Stock held in treasury at the Effective Time of the Merger, pursuant to the terms of the Merger Agreement.

                                  THE DISTRIBUTION

     The following information describes certain aspects of the proposed restructuring of Beverly and the Distribution as well as certain contractual arrangements that will exist between New Beverly and Capstone following the completion of the Distribution and the Merger. For information describing certain aspects of the Merger, see "Certain Conditions Related to the Transactions" and "The Merger" in the Joint Proxy Statement/Prospectus. The descriptions of the various agreements contained herein, including, without limitation, the Distribution Agreement, the Employee Benefit Agreement, the Non-competition Agreement, the Interim Services Agreement and the Tax Allocation and Indemnification Agreement (each as defined below), do not purport to be complete and are qualified in their entirety by reference to forms of such agreements which are attached either as annexes to the Joint Proxy Statement/Prospectus or filed as an exhibit to the registration statement of which this Prospectus is a part, which such annexes and exhibits, as the case may be, are incorporated herein by reference. All Beverly Stockholders are urged to read such agreements in their entirety.

TERMS OF THE DISTRIBUTION AGREEMENT

     Simultaneously with the execution of the Merger Agreement, Beverly, New Beverly and Capstone executed the Distribution Agreement. Following the Merger, Capstone will succeed to Beverly's obligations arising pursuant to the Distribution Agreement by operation of law following the Merger. The Distribution Agreement provides a general framework for allocating Beverly's assets and liabilities pursuant to the Internal Beverly Restructuring Plan (attached as Exhibit A to the Distribution Agreement which is attached as Annex C to the Joint Proxy Statement/Prospectus), to segregate the Remaining Healthcare Business from the Institutional Pharmacy Business prior to the Distribution Date in preparation for the Distribution and the Merger. The Distribution Agreement also sets forth the general terms on which Beverly will conduct its business prior to the Distribution Date, as well as the terms regarding certain relationships between Capstone and New Beverly following the Distribution.

     The Distribution Agreement provides that the Distribution will be effected by distributing to each holder of Beverly Common Stock as of the close of business on the Distribution Date certificates representing one share of New Beverly Common Stock for each share of Beverly Common Stock held by such holder as of such time. See "-- Manner of Effecting the Distribution."

RESTRUCTURING AND CONTRIBUTION OF REMAINING HEALTHCARE BUSINESS TO NEW BEVERLY

     New Beverly, which is a wholly-owned subsidiary of Beverly, was recently organized for purposes of the Transactions. Until shortly before the Merger, New Beverly will own no material assets and will conduct no business activities other than in preparation for the Transactions. Consummation of the Distribution is a condition to the Merger.

     Prior to the Distribution Record Date, Beverly will complete an internal restructuring pursuant to which all the assets and liabilities relating to the Remaining Healthcare Business will be transferred or contributed to New Beverly in one or more tax-free transactions such that upon completion of such restructuring, the Remaining Healthcare Business will be conducted by New Beverly, a direct subsidiary of Beverly, and various direct and indirect subsidiaries of New Beverly. At the same time, any assets and liabilities of Beverly relating primarily to the Institutional Pharmacy Business which are not already in the Pharmacy Subsidiaries (as defined in the Distribution Agreement) will be transferred to such Pharmacy Subsidiaries so that upon completion of such restructuring the Institutional Pharmacy Business will be conducted by PCA, a direct subsidiary of Beverly, and various direct and indirect subsidiaries of PCA.

     In connection with the consummation of the transactions contemplated by the Distribution Agreement and the Merger Agreement, Beverly, New Beverly, and Capstone will enter into additional agreements and arrangements designed to complete the separation of Beverly's Remaining Healthcare Business from its Institutional Pharmacy Business and to define certain intercompany relationships subsequent to the completion of the Merger. Among these agreements are: (i) the Employee Benefit Matters Agreement (the "Employee Benefit Agreement") between Beverly, New Beverly, and Capstone; (ii) the Tax Allocation and

Indemnification Agreement (the "Tax Allocation and Indemnification Agreement") between Beverly and New Beverly; (iii) the Non-competition Agreement (the "Non-competition Agreement") between Capstone and New Beverly; (iv) the Interim Services Agreement (the "Interim Services Agreement") between New Beverly and Beverly; and (v) the Affiliate Agreement (the "Affiliate Agreement") between Capstone and certain individuals who may be deemed affiliates of Beverly.

     As provided in the Distribution Agreement, prior to the consummation of the Distribution, Beverly will take certain actions as the sole stockholder of New Beverly or will ratify action taken by officers and directors of New Beverly in connection with establishing New Beverly as an independent company, including:
(i) incorporating New Beverly under the laws of the state of Delaware; (ii) adopting the Certificate of Incorporation and Bylaws of New Beverly to be in effect at the Time of Distribution (as defined in the Distribution Agreement);
(iii) electing directors of New Beverly and causing the appointment of officers of New Beverly to serve in such capacities following the Distribution; and (iv) adopting various incentive compensation plans for the benefit of directors, officers, and employees of New Beverly to be in effect following the Distribution. For information concerning the Certificate of Incorporation and Bylaws of New Beverly, see "Description of New Beverly Capital Stock -- The Charter and Bylaws of New Beverly." For information concerning the individuals who may serve as directors and executive officers of New Beverly following the Distribution and certain compensatory arrangements for their benefit, including stock incentive plans, see "Executive and Director Compensation."


     Pursuant to the Distribution Agreement, New Beverly will acquire the right to use the name "Beverly" in connection with continuing to conduct the Remaining Healthcare Business. It is anticipated that immediately following the Merger, New Beverly will change its name to "Beverly Enterprises, Inc."


CONSUMMATION OF THE DISTRIBUTION; TREATMENT OF BEVERLY STOCK OPTIONS, PHANTOM SHARES, PERFORMANCE SHARES AND SHARES OF RESTRICTED STOCK

     The Distribution will be effected immediately prior to the Merger. However, the Distribution will not be effected unless both the proposal to approve the Distribution and the proposal to merge Beverly with and into Capstone are approved by Beverly's stockholders. Stockholder approval of the Distribution and the Merger are being sought pursuant to the requirements of the Merger Agreement. The Board of Directors of Beverly has not yet established the Distribution Record Date, although it is anticipated that the Distribution Record Date will be the date on which the Distribution occurs and will be immediately prior to the Effective Time of the Merger.


     On the Distribution Date Beverly's Board of Directors will cause Beverly to distribute to Beverly Stockholders, as of the Distribution Record Date, shares of New Beverly Common Stock. Each stockholder of Beverly as of the Distribution Record Date will receive one share of New Beverly Common Stock for each share of Beverly Common Stock held as of the Distribution Record Date. Immediately following the completion of the Distribution, New Beverly will be an independent, publicly-traded company and it is contemplated that the shares of New Beverly Common Stock will be listed on the NYSE and the PCX under the trading symbol "BEV". See "-- Listing of New Beverly Common Stock; Restrictions on Resale."


     Following the completion of the Distribution, Beverly will merge with and into Capstone with Capstone being the Surviving Corporation in the Merger. At such time, except insofar as fractional shares are concerned, each share of Beverly Common Stock issued and outstanding immediately prior to the Effective Time, (except for shares owned by Beverly as treasury stock, shares owned by Capstone or any Subsidiary of Beverly) together with the associated Rights (as defined in the Merger Agreement) shall be converted into the right to receive a number of shares of Capstone Common Stock equal to the Conversion Number. In the event of any change in Capstone Common Stock or Beverly Common Stock by reason of any stock split, readjustment, stock dividend, exchange of shares, reclassification, recapitalization or otherwise (other than the Distribution), the Conversion Number shall be correspondingly adjusted. Each holder of shares of Beverly Common Stock who, upon surrender of Beverly stock certificates (the "Certificates"), would be entitled to receive a fraction of a share of Capstone Common Stock shall receive, in lieu of such fractional share, cash in an amount equal to such fraction multiplied by the Average Market Value. "Average Market Value" means the arithmetic average of the last reported sale price per share of Capstone Common Stock as reported on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") for the fifteen (15) consecutive trading days ending with the last trading day prior to the scheduled date of the Beverly Special Meeting specified in the Joint Proxy Statement/Prospectus.


     As of the Time of Distribution (as defined in the Distribution Agreement), by virtue of the Distribution and without any action on the part of the holders thereof, options to purchase shares of Beverly Common Stock that are outstanding under the applicable Beverly employee benefit plans immediately prior to the Time of Distribution and which have been granted to each person employed or formerly employed by Beverly or any subsidiary of Beverly other than an employee or former employee of any of the Pharmacy Subsidiaries, and any other person who becomes an employee of New Beverly immediately after the Time of Distribution (the "Transferred Employees") will become exercisable, and if not exercised, will be canceled and will be substituted with new options issued by New Beverly in accordance with the Employee Benefit Agreement and such shares will be exercisable upon the same terms and conditions (except for 100% vesting as described below) as under the applicable Beverly employee benefit plan and the applicable option agreement issued thereunder, except that (i) the number of shares of New Beverly Common Stock for which such options may be converted and
(ii) the option exercise price per share of such options, will be adjusted in accordance with the Employee Benefit Agreement to take into account the effect of the Distribution. See "-- Terms of the Employee Benefit Agreement."


     All Beverly options, restricted stock, phantom stock and performance shares will be 100% vested as of the Time of Distribution, by virtue of the Distribution and without any action on the part of the holders thereof.

MANNER OF EFFECTING THE DISTRIBUTION

     The Beverly Board of Directors will determine the Distribution Date and it is expected that the Distribution will be made on the Distribution Date to stockholders of record of Beverly Common Stock as of the Distribution Record Date. The Merger is expected to take place promptly following the satisfaction of certain conditions set forth in the Merger Agreement and is expected to occur immediately following the Time of Distribution. The Distribution will not take place unless all of the conditions to effecting the Merger (other than the completion of the Distribution) have been fulfilled, and there can be no assurance as to the timing or consummation of the Distribution. Beverly's transfer agent, The Bank of New York, will act as the Distribution Agent for the Distribution and will deliver certificates for New Beverly Common Stock as soon as practicable to holders of record of Beverly Common Stock as of the close of business on the Distribution Record Date on the basis of one share of New Beverly Common Stock for every one share of Beverly Common Stock held on the Distribution Record Date. All shares of New Beverly Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "Description of New Beverly Capital Stock." Following the completion of the Distribution, New Beverly will operate as an independent, publicly-traded company.

     YOU WILL NOT BE REQUIRED TO PAY ANY CASH OR OTHER CONSIDERATION FOR THE SHARES OF NEW BEVERLY COMMON STOCK RECEIVED IN THE DISTRIBUTION NOR WILL YOU NEED TO SURRENDER YOUR BEVERLY COMMON STOCK CERTIFICATES IN ORDER TO RECEIVE SHARES OF NEW BEVERLY COMMON STOCK IN THE DISTRIBUTION. THE DISTRIBUTION AGENT WILL SEND YOU YOUR NEW BEVERLY STOCK CERTIFICATES FOLLOWING THE CONSUMMATION OF THE DISTRIBUTION.

LISTING OF NEW BEVERLY COMMON STOCK; RESTRICTIONS ON RESALE


     New Beverly will apply for listing the New Beverly Common Stock on the NYSE and PCX under the symbol "BEV," currently used by Beverly. The New Beverly Common Stock received pursuant to the Distribution will be freely transferable under the Securities Act, except for shares of New Beverly Common Stock received by any person who may be deemed to be an "affiliate" of New Beverly within the meaning of Rule 144 promulgated under the Securities Act. Persons who may be deemed to be affiliates of New Beverly after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with New Beverly, and may include the directors and executive officers of New Beverly. Persons who are affiliates of New Beverly will be permitted to sell their New Beverly Common Stock received pursuant to the Distribution only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. The Registration Statement of which this Prospectus is a part will not cover resales of New Beverly Common Stock by affiliates of New Beverly. See "Shares Eligible for Future Sale."

TREATMENT OF INDEBTEDNESS

     The Distribution Agreement provides that Beverly and New Beverly will take all commercially reasonable action to cause New Beverly or an appropriate subsidiary of New Beverly, to assume all of the items of Beverly's consolidated indebtedness other than (i) the Assumed Pharmacy Indebtedness and related Accrued Interest Cost, (ii) the Closing Debt, (iii) other permitted indebtedness constituting Institutional Pharmacy Liabilities (as defined in the Distribution Agreement), and (iv) certain capital leases and other items relating to the Institutional Pharmacy Business.

     Prior to the Time of Distribution, Beverly, and after the Time of Distribution, New Beverly is required to pay or cause to be paid, or otherwise provide for by appropriate assurances (in each case satisfactory to Capstone), to the extent Beverly or New Beverly is unable to effect releases of Beverly and the Pharmacy Subsidiaries from liability thereunder, all Beverly or New Beverly indebtedness or other non-contingent liabilities as to which Beverly or any of the Pharmacy Subsidiaries is a direct obligor, other than the Assumed Pharmacy Indebtedness and Institutional Pharmacy Liabilities.

     Beverly has agreed to use its reasonable best efforts to cause its outstanding indebtedness for borrowed money to be restructured, modified or amended, as appropriate, to cause such indebtedness to be assumed by New Beverly prior to the Effective Time, and to obtain all necessary consents, approvals, waivers or other agreements by the holders of such indebtedness and other fixed obligations of Beverly as may be required in order to effect the assignment to and assumption by New Beverly of, and release of Beverly from, liability with respect to, such obligations (collectively, the "Beverly Debt Restructuring"). Further, Beverly and Capstone have agreed to use all commercially reasonable efforts to cause Beverly's Pharmacy Subsidiaries to borrow $275 million from third party lenders on terms mutually agreeable to Beverly and Capstone for the purpose of repaying such amount to Beverly prior to the Distribution in settlement of the Assumed Pharmacy Indebtedness (as defined in the Distribution Agreement), which borrowing shall continue after the Effective Time as an obligation of the Surviving Corporation as part of its new credit facility. See "Treatment of Beverly Indebtedness."

EXPENSES

     In accordance with the terms of the Merger Agreement, Capstone, on the one hand, and Beverly (before the Distribution) and New Beverly (after the Distribution), on the other hand, shall bear their own respective expenses incurred in connection with the Merger and the Distribution, including, without limitation, the preparation, execution and the performance of the Merger Agreement, the Distribution Agreement and the transactions contemplated thereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants. Expenses incurred in printing, mailing and filing (including without limitation, SEC filing fees, fees related to any state securities or "blue sky" laws and stock exchange listing application fees), (i) as to the Joint Proxy Statement/Prospectus and related Registration Statement, shall be paid by Capstone and (ii) as to the New Beverly Prospectus and related Registration Statement shall be paid by New Beverly. Beverly estimates that its (or New Beverly's, as the case may be) transaction expenses will approximate $40 million, including approximately $10.2 million expected to be incurred in connection with the Beverly Debt Restructuring.

CONDITIONS


     The Distribution is subject to approval by Beverly's stockholders, and the Merger Agreement requires, as a condition to the consummation of the Merger, Beverly stockholders' approval of the Distribution. The completion of the Distribution is also a condition to the consummation of the Merger, and Beverly does not presently intend to consummate the Distribution unless and until all of the conditions to the consummation of the Merger (other than the completion of the Distribution) have been satisfied. The consummation of the Merger is subject to a number of conditions set forth in the Merger Agreement. See "The Merger -- Conditions to Closing" in the Joint Proxy Statement/Prospectus.

SETTLEMENT OF INTERCOMPANY ACCOUNTS


     The Distribution Agreement provides that prior to the Distribution Date and after settlement of the Assumed Pharmacy Indebtedness and the related Accrued Interest Cost all intercompany accounts existing between Beverly and any of its subsidiaries (other than the Pharmacy Subsidiaries), on the one hand, and the Pharmacy Subsidiaries, on the other hand, will be netted out, in each case in such manner and amount as may be agreed to in writing by duly authorized representatives of Beverly, Capstone and New Beverly; and (i) the resulting net balance due, if any, from the Pharmacy Subsidiaries to Beverly and any of its subsidiaries (other than the Pharmacy Subsidiaries) will be contributed to the appropriate Pharmacy Subsidiaries as additional capital; and (ii) the resulting net balance due, if any, from Beverly and any of its subsidiaries (other than the Pharmacy Subsidiaries) to the Pharmacy Subsidiaries will be distributed to Beverly as a dividend.



     Further, New Beverly shall provide an accounting to Capstone of the settlement of the intercompany accounts described above as soon as reasonably practicable following the Effective Time of the Merger. To the extent that the aggregate cash collected by Beverly from the Pharmacy Subsidiaries during the period from the date of the Distribution Agreement to the Distribution Date, is greater than the sum of (i) the Assumed Pharmacy Indebtedness and the related Accrued Interest Cost, (ii) Beverly's normal management fees collected from the Pharmacy Subsidiaries during such period in amounts consistent with past practices in the ordinary course of business, and (iii) the Closing Debt (as defined below, and collectively, the "Beverly Interim Period Cash Entitlements"), then New Beverly shall reimburse Capstone for the amount in excess of the Beverly Interim Period Cash Entitlements. To the extent that the amount of Beverly Interim Period Cash Entitlements is in excess of the aggregate cash collected by Beverly from the Pharmacy Subsidiaries during the period from the date of the Distribution Agreement to the Distribution Date, Capstone will reimburse New Beverly for the amount of such difference. "Closing Debt" is defined as the amount of Beverly's indebtedness incurred in connection with the acquisition of institutional pharmacy businesses approved by Capstone during the period commencing at the time of execution of the Distribution Agreement and ending at the Distribution Date, which amount will be in addition to the Assumed Pharmacy Indebtedness. New Beverly will be reimbursed for the Closing Debt pursuant and subject to the provisions described above.


INDEMNIFICATION AND INSURANCE

     The Distribution Agreement provides that from and after the Distribution Date, Capstone will indemnify, defend and hold harmless New Beverly and its subsidiaries, as well as the directors and officers of New Beverly and the various New Beverly subsidiaries (collectively, the "New Beverly Indemnitees") from and against all losses arising out of or relating to (i) the Institutional Pharmacy Liabilities, (ii) any breach, whether before or after the Distribution Date, by Beverly or the Pharmacy Subsidiaries of any provision of the Distribution Agreement or any Ancillary Agreement and (iii) liabilities related to the operation of Capstone.


     New Beverly will, following the Distribution Date, indemnify, defend and hold harmless, Beverly (and Capstone as its successor), each Pharmacy Subsidiary, and the directors and officers of Beverly and the Pharmacy Subsidiaries from and against losses arising out of or resulting from (i) the Remaining Healthcare Liabilities (as defined in the Distribution Agreement),
(ii) the breach, whether before or after the Distribution Date, by New Beverly or any New Beverly subsidiary, of any provision of the Distribution Agreement or any Ancillary Agreement, (iii) any claims arising out of this Prospectus or the Registration Statement pertaining hereto and (iv) the failure to qualify as a tax-free reorganization. See "-- Terms of the Tax Allocation and Indemnification Agreement" and "Post-Closing Arrangements -- Indemnification and Insurance" in the Joint Proxy Statement/Prospectus for information regarding Capstone's indemnification obligations arising pursuant to the Merger Agreement.

     For a period of six years following the anniversary of the Distribution Date, Capstone will maintain in effect in such manner as is contemplated by the Merger Agreement policies of directors' and officers' liability insurance with respect to claims against present or former officers or directors of Beverly and its subsidiaries arising from facts or events occurring prior to the Effective Time of the Merger. The cost of maintaining such coverage in effect shall be shared as follows: (i) for the first three years after the Distribution Date, New Beverly and Capstone shall each bear 50% of the premium cost of maintaining said insurance policies or any applicable runoff policy in substitution or replacement thereof; and (ii) for the following three years after the Distribution Date, New Beverly shall bear 70% of such premium cost, and Capstone shall bear 30% of such premium cost.


     Following the Distribution Date, Capstone shall be responsible for providing such insurance coverage as it may deem appropriate with respect to the assets and business of the Institutional Pharmacy Business. Similarly, New Beverly shall be responsible for maintaining such insurance coverage as it deems appropriate with respect to the assets and business of the Remaining Healthcare Business. Notwithstanding the above, Capstone and Beverly, pursuant to the terms of the Merger Agreement, have agreed to use their joint best efforts to expeditiously obtain a commitment for retroactive insurance coverage, which will be reasonably acceptable to Beverly, with respect to both known liabilities and unreported losses which are related to the Institutional Pharmacy Business which may have occurred or may occur at any time prior to the Effective Time. Capstone has agreed that at the Effective Time, it will, at its expense, cause such retroactive insurance coverage to be in effect.


TERMS OF THE EMPLOYEE BENEFIT AGREEMENT

     Beverly, New Beverly and Capstone will execute the Employee Benefit Agreement on or prior to the Distribution Date to allocate responsibilities and obligations between Beverly and the Surviving Corporation for various employee and employee benefit matters, including the rights and claims of Retained Employees and Transferred Employees. The Employee Benefit Agreement allocates such responsibilities and obligations with respect to salary, wages and related benefits, as well as benefits under the current Beverly stock plans, non-tax qualified benefit plans, employee welfare benefit plans and tax-qualified defined contribution plans.

     Beverly and New Beverly intend to transfer the Transferred Employees to the employ of New Beverly or one of its subsidiaries, as appropriate, immediately prior to the Distribution. With respect to the Transferred Employees, New Beverly will assume the liabilities and obligations regarding, and will continue to be responsible for, all claims made by or on behalf of Transferred Employees concerning salary, wages, benefits, stock-based compensation, non-qualified plans, qualified plans, welfare plans, severance pay, salary continuation and post-employment obligations. With respect to Retained Employees, Beverly will retain and Capstone shall assume all such liabilities and obligations with respect to and concerning Retained Employees except for certain benefits of Retained Employees provided under certain non-tax qualified benefit plans that are to be maintained for such Retained Employees by New Beverly. Beverly and Capstone will, however, retain liability for such benefits of Retained Employees, and will indemnify New Beverly to the extent of the net cost to New Beverly of providing such benefits.

     All of the employee welfare benefit plans maintained by Beverly will be assumed, along with any underlying assets held for such plans, by New Beverly. New Beverly's assumption of liability for the provision of benefits under these plans will cover all liabilities with respect to Transferred Employees and will cover all liabilities for Retained Employees arising with respect to claims incurred up to the Distribution. However, Beverly will retain and Capstone will assume all coverage and benefit liabilities for Retained Employees as of the Distribution. Beverly's and Capstone's obligations with respect to Retained Employees as of the Distribution under COBRA will be administered and paid for by New Beverly, with Beverly and Capstone providing reimbursement to New Beverly for all costs incurred.

     Effective as of the Distribution, New Beverly will assume the Beverly Enterprises 401(k) Savings Plus Plan, taking on all of its assets and liabilities. New Beverly will continue to maintain that plan for the benefit of the Transferred Employees. The Retained Employees will cease to participate in that plan. New Beverly will cause the assets held in that plan for the benefit of the Retained Employees to be transferred in a trustee-to-trustee transfer to another tax-qualified plan of which the Surviving Corporation is sponsor. The transferee plan will be designated by the Surviving Corporation. The Pharmacy Corporation of America Retirement Savings Plan will be amended to provide for its assumption by Capstone. The Beverly Enterprises, Inc. 1988 Stock Purchase Plan will be amended and assumed by New Beverly and Retained Employees will cease to participate in that plan. Retained Employees will receive a cash distribution of any remaining balance held in that plan to the extent it has not been used to purchase stock.


     Beverly, New Beverly and Capstone shall cooperate to amend the existing Beverly stock plans prior to the Distribution to provide for the assumption by Capstone of such plans and certain options granted thereunder. Immediately following the Merger, Capstone intends to terminate the assumed plans and replace the options outstanding thereunder with Capstone options. In addition, prior to the Distribution, New Beverly shall adopt one or more stock option plans, the participants in which initially shall be all Transferred Employees who hold Beverly options, restricted shares, performance shares and/or phantom shares, which benefits shall be subject to accelerated vesting and other adjustments as described below.


     For all Transferred Employees and Retained Employees, immediately prior to the Distribution, (i) each option to purchase Beverly Common Stock then outstanding will become fully vested and exercisable, (ii) all restrictions on outstanding restricted shares will lapse and each such share shall become fully vested, (iii) each outstanding award of phantom shares shall become fully vested, and (iv) each outstanding performance share of Beverly Common Stock shall become fully vested.

     Beverly has requested that those Transferred Employees with existing employment or change in control severance agreements with Beverly enter into new employment, severance, or change of control agreements with New Beverly to be effective at the Time of Distribution (the "New Beverly Agreements"). The New Beverly Agreements provide, in exchange for the benefits provided therein, that the Transferred Employee agrees to, among other things, (i) waive any rights currently in existence under any change in control, severance or employment agreement or other compensation or employee benefit plan with or previously assumed by Beverly; and (ii) the cancellation of existing Beverly stock options and the substitution of new stock options to be issued by New Beverly (as described below).

     Effective immediately after the Distribution, New Beverly will substitute for each outstanding Beverly option held by a Transferred Employee, a New Beverly option to acquire shares of New Beverly Common Stock, which option shall be of the same character and subject to substantially the same terms and conditions, as the Beverly option for which it is substituted, provided, however, that (i) the exercise price per share of New Beverly Common Stock for which the option may be exercised shall be an amount equal to the product of (x) the per share exercise price under the Beverly option immediately prior to the Distribution, and (y) the fraction representing the Fair Market Value (defined as the last reported sales price per share of the Beverly Common Stock as reported on the New York Stock Exchange composite tape for the valuation date in question) of a share of New Beverly Common Stock immediately after the Distribution divided by the Fair Market Value of a share of Beverly Common Stock immediately before the Distribution (the "Distributed Stock Fraction"), and (ii) the number of New Beverly shares for which the option may be exercised shall be an amount equal to the quotient of (x) the number of shares of Beverly stock for which the Beverly option could have been exercised, immediately prior to the Distribution, divided by (y) the Distributed Stock Fraction.


     Capstone has agreed to assume the Beverly stock plans and each Beverly option granted thereunder that is held by a Retained Employee, and each such option so assumed shall be exercisable upon the same terms and conditions as under the applicable Beverly stock plan and the applicable option agreement issued thereunder. For each Retained Employee, the old Beverly stock options will be canceled and Capstone shall issue new Capstone options in substitution, with the number of shares and exchange price adjusted by two (2) different adjustments so as to preserve the terms and conditions of the Beverly option. Immediately following the Merger, Capstone intends to terminate the assumed plans and replace the options outstanding thereunder with Capstone options. See "The Merger Agreement" and "Effect of the Transactions on Employees and Employee Benefits -- Employee Benefit Agreement" in the Joint Proxy Statement/Prospectus.

     Prior to the Distribution, Beverly, New Beverly and Capstone shall cooperate to amend all of Beverly's existing non-tax qualified benefit plans, employee welfare benefit plans and tax-qualified defined contribution plans, consistent with the transactions described above, and to provide generally for
(i) the assumption of such plans by New Beverly, (ii) the ongoing participation in such plans by all Transferred Employees, (iii) the cessation of participation in such plans as of the Distribution by all Retained Employees and (iv) taking such other steps as may be necessary to prevent the consummation of the Merger, the Distribution and the transactions contemplated thereby from causing, resulting in, or being treated as a termination of employment, cessation of service or a change of control with respect to such plans.

TERMS OF THE NON-COMPETITION AGREEMENT


     In connection with the Distribution and the Merger, Beverly, Capstone and New Beverly will enter into a Non-competition Agreement whereby New Beverly will agree not to engage in the institutional pharmacy business (as defined in the Non-competition Agreement) within a 120-mile radius of any pharmacy included in the Institutional Pharmacy Business or operated by Capstone during the five-year term of such agreement, except that the Non-competition Agreement will not restrict or impair any activities of New Beverly or any of its subsidiaries as currently provided in connection with the provision of any healthcare services or products in certain defined settings and in other settings where long-term healthcare is not the primary service furnished.


     If New Beverly, during the term of the Non-competition Agreement, acquires a pharmacy dispensing services business as part of the acquisition of a larger business where the pharmacy dispensing services business does not constitute the principal part of the larger business, New Beverly has agreed to offer to sell such pharmacy dispensing services business to Capstone within six months of the purchase of such business. The purchase price of any such pharmacy dispensing services business which Capstone elects to acquire under the Non-competition Agreement will be determined based upon an appraisal of an independent business appraisal firm.

TERMS OF THE INTERIM SERVICES AGREEMENT

     Prior to the Distribution Date, New Beverly and Beverly will execute the Interim Services Agreement which establishes a framework for New Beverly to provide to Capstone, as the successor to Beverly following the Effective Time of the Merger, certain services as may be requested by Capstone to ensure an orderly transition of the Institutional Pharmacy Business. The contemplated services may include those services that have been historically provided by Beverly on a centralized basis to the Institutional Pharmacy Business such as cash management, compensation and benefits administrative assistance, management information systems and legal services. The term of the Interim Services Agreement extends through April 30, 1998, or as otherwise mutually agreed by the parties. New Beverly shall be reimbursed for all direct and indirect costs and expenses incurred in connection with providing any services, as well as the allocated portion of the base salaries of the New Beverly employees actually providing services; provided that in no event shall the amount to be reimbursed to New Beverly for such services be less than the fair market value for such services.

TERMS OF THE TAX ALLOCATION AND INDEMNIFICATION AGREEMENT

     Prior to the Distribution, Beverly and New Beverly shall enter into a Tax Allocation and Indemnification Agreement (the "Tax Allocation and Indemnification Agreement"). This agreement sets forth each party's rights and obligations with respect to the allocation and payment of tax liabilities and entitlements to refunds, if any, for any federal, state or local taxes for periods before and after the Effective Time of the Merger. The Tax Allocation and Indemnification Agreement also addresses related matters such as the allocation of responsibility in connection with the preparation and filing of any tax returns, the conduct of proceedings related to taxes, cooperation of the parties with respect to certain tax matters and the indemnification of the parties against certain liabilities allocated under the Tax Allocation and Indemnification Agreement.

     In general, under the Tax Allocation and Indemnification Agreement, New Beverly will be responsible for (i) all tax liabilities of Beverly not allocable to the Pharmacy Subsidiaries (ii) any tax liability of New Beverly for periods beginning after the date of the Merger, and (iii) except as otherwise described in this section, any tax liability of Beverly resulting from the failure of the restructuring and the Distribution to qualify as transactions described in Sections 351 and 355 of the Code, and/or as a "reorganization" under Section 368(a)(1)(D) of the Code, or the Merger to qualify as a "reorganization" under
Section 368(a)(1)(A) of the Code. New Beverly will also be entitled to any refunds that relate to those liabilities.

     Under the Tax Allocation and Indemnification Agreement, the Surviving Corporation will generally be responsible for (i) all tax liabilities allocable to the Pharmacy Subsidiaries, and (ii) any tax liability of Capstone.


     If the tax return for the Beverly consolidated group (the "Group Tax Return") for taxable year 1996 is filed before the Distribution, Beverly will be responsible for preparing and filing such Group Tax Return in a manner which fairly reflects the interests of Beverly and New Beverly. If the Group Tax Return for taxable year 1996 is filed after the Distribution, New Beverly will be responsible for preparing such Group Tax Return in a manner which fairly reflects the interests of Beverly and for furnishing the completed Group Tax Return to Beverly in time to permit the timely signing and filing of such Group Tax Return by Beverly. Beverly will be responsible for preparing and filing the Group Tax Return for taxable year 1997 in a manner which fairly reflects the interests of New Beverly. New Beverly will be responsible for providing to Beverly for taxable year 1997 the information relating to New Beverly which is needed for the preparation of the taxable year 1997 Group Tax Return. All Group Tax Returns filed after the date of the Merger will be prepared on a basis consistent with the elections, accounting methods, conventions and principles of taxation used for the most recent taxable periods for which Group Tax Returns have been filed.


     If the consolidated federal income tax liability reported on the Group Tax Return (the "Group Tax Liability"), if any, for any relevant tax period includes alternative minimum tax imposed by section 55 of the Code, the total amount of such alternative minimum tax shall be allocated to New Beverly. The remaining portion of the Group Tax Liability (after reduction for alternative minimum tax) will be apportioned between Beverly and New Beverly. The amount apportioned to Beverly will be based upon a determination of the tax liability of the Institutional Pharmacy Business had such business filed a federal income tax return on a stand-alone basis, and the amount apportioned to New Beverly will be the remaining portion of the Group Tax Liability, excluding any portion attributable to Capstone.


     For any tax period for which a Group Tax Return is filed after April 15, 1997, New Beverly shall be liable for the amount of taxes allocated to New Beverly reduced by the excess of (a) the total amount of estimated federal income taxes paid by Beverly with respect to any portion of such tax period which occurs on or before the Distribution, over (b) the amount included as a payable to Beverly for current federal income taxes with respect to such tax period on the audited financial statements of PCA determined as of April 15, 1997. If the amount allocated to New Beverly for any tax period with a reduction as provided above is a positive number, such net amount will be a joint and several liability of New Beverly and its subsidiaries enforceable by Beverly and its subsidiaries under the terms of the Tax Allocation and Indemnification Agreement. If the amount allocated to New Beverly for any tax period reduced as provided above is a negative number, Beverly and its subsidiaries shall be jointly and severally liable for the payment of an amount equal to such negative number to New Beverly.


     If, as a result of any filing of an amended return or claim for refund, final determination or settlement with the IRS, or court decision, relating to a Group Tax Return for any tax period, there is an increase in the Group Tax Liability, then each of Beverly and New Beverly will be allocated the portion of the increase in the Group Tax Liability that is attributable to it under the apportionment method described above, plus any allocable interest and penalties. If there is a reduction in the Group Tax Liability, then each of Beverly and New Beverly will be allocated the portion of the refund from such reduction in the Group Tax Liability that is attributable to it under the apportionment method described above, plus any allocable interest.


     Each party to the agreement agrees to pay and be responsible for, and will indemnify, defend and hold harmless all other parties from and against all liabilities allocated to it under the Tax Allocation and Indemnification Agreement. If any party pays or has paid any Group Tax Liability or state or local income or franchise tax liability for which another party is or becomes liable pursuant to the terms of the Tax Allocation and Indemnification Agreement, appropriate reimbursement will be made no later than ten days after demand for such reimbursement is made. The portion of any refund, rebate or reimbursement received by any party to which another party is entitled pursuant to the Tax Allocation and Indemnification Agreement will be paid over within ten days. Any payments required to be made between the parties that are not made in a timely fashion will bear interest calculated at the rate specified under
Section 6621(a)(2) of the Code from the date such payment is due to the date the payment is made.

     Beverly agrees to (i) retain all Group Tax Returns, related schedules and workpapers, and all material records and other documents as required under
Section 6001 of the Code and the regulations promulgated thereunder existing on the date of the Tax Allocation and Indemnification Agreement or relating to tax periods ending with the Distribution, for seven years following the Distribution, or such longer period as a tax deficiency may be assessed or a refund claim filed under applicable periods of limitation, and (ii) allow New Beverly and its representatives (and representatives of any of its affiliates), at times and dates reasonably acceptable to Beverly, to inspect, review and make copies of such records, and have access to such employees, as New Beverly may reasonably deem necessary or appropriate from time to time.

PREFERRED PROVIDER AGREEMENT

     Beverly and Capstone have agreed that effective upon the closing of the Merger, New Beverly and the Surviving Corporation will enter into a Preferred Provider Agreement for Pharmaceutical and Related Services (the "Preferred Provider Agreement") under which the Surviving Corporation will enter into one or more provider agreements, for a five year term, with a five year renewal right upon meeting certain competitive pricing criteria, to provide certain pharmacy and related products and services (collectively, the "Services") in New Beverly long-term care facilities where PCA has previously provided such Services, and New Beverly will under certain conditions cause additional long-term care facilities now or hereafter operated by Beverly to enter into similar provider agreements for such Services for up to a five year term, with similar renewal rights.

     Under the Preferred Provider Agreement, if New Beverly sells or otherwise disposes of any long-term care facility under contract with the Surviving Corporation to a third party, New Beverly will be obligated to cause the third party to assume New Beverly's obligation to obtain the Services at that facility from the Surviving Corporation. A default by either party with respect to its obligations under provider agreements covering 10% of the total number of long-term facilities at the time under contract with the Surviving Corporation will constitute a default under the Preferred Provider Agreement, entitling the non-defaulting party to, among other remedies, terminate the entire relationship.

     Under the Preferred Provider Agreement, pricing for the Services is expected to be determined and negotiated at the time of commencement of Services by the Surviving Corporation at a specific facility, and will continue at such amount for the duration of the term of the provider agreements, subject to such modifications as may be required by changes in governmental reimbursement regulations and rules.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary description of the material federal income tax consequences of the Distribution and the Merger. This summary is for general informational purposes only and is not intended as a complete description of all of the tax consequences of the Distribution and the Merger and does not discuss tax consequences under the laws of state or local governments or of any other jurisdiction. Moreover, the tax treatment of a stockholder may vary depending upon his, her or its particular situation. In this regard, certain stockholders (including (i) insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign trusts or estates as defined for United States federal income tax purposes, and (ii) stockholders that hold shares as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes and stockholders with a "functional currency" other than the United States dollar) may be subject to special rules not discussed below. In addition, this summary applies only to shares which are held as capital assets. The following discussion may not be applicable to a stockholder who acquired his or her shares pursuant to the exercise of stock options or otherwise as compensation.

     THE FOLLOWING DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE WHICH MAY OR MAY NOT BE RETROACTIVE, AND ANY SUCH CHANGES COULD AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN. SEE "POSSIBLE FUTURE LEGISLATION" BELOW.

     EACH STOCKHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF THE TRANSACTION DESCRIBED HEREIN, INCLUDING, THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND THE POSSIBLE EFFECTS OF CHANGES OF APPLICABLE TAX LAWS.

THE DISTRIBUTION


     On September 19, 1997, Beverly received the Private Letter Ruling from the IRS substantially to the effect that, among other things, the Distribution will qualify as a reorganization within Section 368(a)(1)(D), and that neither Beverly, New Beverly nor their stockholders will recognize any gain or loss (i) in connection with such reorganization transaction (as more fully described below), (ii) upon the receipt by New Beverly of the Remaining Health Care Assets from Beverly in exchange for the New Beverly Common Stock, or (iii) upon receipt by Beverly stockholders of the New Beverly Common Stock in the Distribution. Receipt of the Private Letter Ruling, or an opinion to the effect as set forth below, at the election of Beverly, is a condition to the respective obligations of Beverly and Capstone to consummate the Merger. See "The Merger -- Conditions to Closing" in the Joint Proxy Statement/Prospectus.



     Based upon the Private Letter Ruling and the anticipated qualification of the Merger as a tax-free reorganization, the Distribution will qualify as a tax-free reorganization under Section 368 of the Code. As a result, (i) the holders of Beverly Common Stock will not recognize gain or loss upon receipt of shares of New Beverly Common Stock, (ii) each holder of Beverly Common Stock will allocate his, her or its aggregate tax basis in the Beverly Common Stock immediately before the Distribution among the Beverly Common Stock and New Beverly Common Stock in proportion to their respective fair market values, (iii) the holding period of each holder of Beverly Common Stock for the New Beverly Common Stock will include the holding period for his, her or its Beverly Common Stock, provided that the Beverly Common Stock is held as a capital asset at the time of the Distribution, and (iv) Beverly will not recognize any gain or loss on its distribution of the New Beverly Common Stock to its stockholders, except to the extent that gain or loss is required to be recognized on intercompany transactions.

     No fractional shares of New Beverly Common Stock will be distributed in the Distribution. A holder of Beverly Common Stock who, pursuant to the Distribution, receives cash in lieu of fractional shares of New Beverly Common Stock will be treated as having received such fractional shares of New Beverly Common Stock pursuant to the Distribution and then as having received such cash in a sale of such fractional shares of New Beverly Common Stock. Such holder will generally recognize capital gain or loss pursuant to such deemed sale equal to the difference between the amount of cash received and such holder's adjusted tax basis in the fractional share of New Beverly Common Stock received. Such gain or loss will be capital (provided the Beverly Common Stock is held as a capital asset at the time of the Distribution) and will be treated as a long-term capital gain or loss if the holding period for the fractional shares of New Beverly Common Stock deemed to be received and then sold is more than one year.



     If the Distribution did not qualify as a tax-free reorganization under
Section 368 of the Code, then each holder of Beverly Common Stock who received shares of New Beverly Common Stock in the Distribution would be treated as if such holder received a taxable distribution in an amount equal to the fair market value of the New Beverly Common Stock received. Such distribution would be treated as (i) a dividend to the extent paid out of Beverly's current and accumulated earnings and profits, then (ii) a reduction in such holder's basis in Beverly Common Stock to the extent the amount received exceeds the amount referenced in clause (i), and then (iii) a gain from the sale or exchange of Beverly Common Stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (i) and (ii). Each holder's basis in the New Beverly Common Stock would be equal to the fair market value of such stock at the time of the Distribution. In addition, if the Distribution were not to qualify as a tax-free reorganization under Section 368 of the Code, then, in general, a corporate level federal income tax would be payable by the consolidated group of which Beverly is the common parent, which tax would be based upon the gain (computed as the difference between the fair market value of the stock distributed and the distributing corporation's adjusted basis in such stock) realized by Beverly upon its distribution of the stock of New Beverly to its stockholders in the Distribution, and New Beverly would be liable for the payment of such tax pursuant to the terms of the Tax Allocation and Indemnification Agreement.


THE MERGER

     In addition to the tax treatment with respect to the Distribution, as set forth above, Beverly and Capstone shall receive, prior to the Effective Time of the Merger, the opinion of Caplin & Drysdale, Chartered or Ernst & Young LLP with respect to the Merger, to the effect that:

     (1) the Merger will qualify as a reorganization within the meaning of Section (368)(a) of the Code;

     (2) no gain or loss will be recognized by Capstone or Beverly as a result of the Merger; and

     (3) no gain or loss will be recognized by Beverly's stockholders upon the receipt of Capstone Common Stock solely in exchange for Beverly Common Stock in connection with the Merger (except with respect to cash received in lieu of a fractional interest in Capstone Common Stock).

     Tax opinions are not binding on the IRS or any court. Moreover, the tax opinions are based upon, among other things, certain representations as to factual matters made by Beverly and Capstone, which representations if incorrect or incomplete in certain material respects, would jeopardize the conclusions reached in the opinions.

     It is expected that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. If the Merger so qualifies, (i) the holders of Beverly Common Stock will not recognize gain or loss upon the receipt of Capstone Common Stock in exchange for their shares of Beverly Common Stock,
(ii) each holder of Beverly Common Stock will carry over his, her or its tax basis in the Beverly Common Stock (as determined immediately following the Distribution) to the Capstone Common Stock, (iii) the holding period for each holder of Beverly Common Stock will carry over to the Capstone Common Stock, provided that the Beverly Common Stock is held as a capital asset immediately prior to the Effective Time of the Merger, and (iv) any holder of Beverly Common Stock receiving cash in lieu of fractional shares will recognize capital gain or loss (provided the shares of Beverly Common Stock surrendered are held as capital assets immediately prior to the Effective Time of the Merger) equal to the difference between the amount of cash received and the portion of such holder's basis in the shares of Beverly Common Stock allocable to such fractional share interests, and such capital gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year.


     If the Merger does not qualify as a reorganization within the meaning of
Section 368(a) of the Code, then each holder of Beverly Common Stock will recognize gain or loss upon the receipt of the Capstone Common Stock in exchange for such Beverly Common Stock equal to the difference between the fair market value of the Capstone Common Stock received and such holder's basis in Beverly Common Stock. In this regard, the failure of the Merger to qualify as a reorganization within the meaning of Code Section 368(a) may also cause the Distribution to not qualify as a tax-free reorganization under Section 368 of the Code, in which case (as described in "-- The Distribution" above) each holder of Beverly Common Stock who receives shares of New Beverly Common Stock in the Distribution, will be treated as if such holder received a taxable distribution in an amount equal to the fair market value of the New Beverly Common Stock received. Such distribution would be treated as (i) a dividend to the extent paid out of Beverly's current and accumulated earnings and profits, then (ii) a reduction in such holder's basis in Beverly Common Stock to the extent the amount received exceeds the amount referenced in clause (i), and then
(iii) gain from the sale or exchange of Beverly Common Stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (i) and
(ii). Each holder's basis in the New Beverly Common Stock would be equal to the fair market value of such stock at the time of the Distribution.


     In addition, if the Merger were not to qualify as a tax-free reorganization under Section 368 of the Code, then, in general, a corporate level federal income tax would be payable by the consolidated group of which Beverly is the common parent, which tax would be based upon the gain (computed as the difference between the fair market value of the PCA stock exchanged in the Merger and Beverly's adjusted basis in such stock) realized by Beverly upon the consummation of the Merger.

TAXPAYER RELIEF ACT

     The Taxpayer Relief Act of 1997 ("TRA 1997") was signed into law on August 5, 1997. TRA 1997 contains certain restrictions involving a distribution or "spin off" to stockholders of portions of a business enterprise, accompanied by a merger or acquisition of a specific unit of the business enterprise involving a third party acquiror. The Distribution and the Merger are not affected by the restrictions imposed by TRA 1997.

BACK-UP WITHHOLDING REQUIREMENTS


     United States information reporting requirements and backup withholding at the rate of 31% may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of Beverly Common Stock, unless the stockholder (i) is a corporation or comes within certain other exempt categories, and, when required, demonstrates these facts, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not supply Beverly with his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be refunded or credited against the stockholder's federal income tax liability. Stockholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a stockholder, the amount of dividends paid with respect to such shares will be reported annually to the IRS and to such stockholder.


     These back-up withholding tax and information reporting rules currently are under review by the United States Treasury Department and proposed Treasury Regulations issued on April 15, 1996 would modify certain of such rules generally with respect to payments made after December 31, 1997. Accordingly, the application of such rules may be changed.

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

                       TREATMENT OF BEVERLY INDEBTEDNESS

GENERAL


     The Merger Agreement provides, among other things, that it is a condition to both Beverly's and Capstone's obligations to consummate the Merger, and Beverly has agreed that prior to the Distribution and the Merger it will amend, modify or replace substantially all of its existing indebtedness so that upon closing the Merger, Beverly will have been released from liability under all its existing indebtedness for borrowed money, except for the Institutional Pharmacy Liabilities and certain other pharmacy-related obligations. Accordingly, Beverly will be obligated to seek modifications or amendments to numerous credit or lending agreements, leases and other instruments with third parties for the purpose of causing New Beverly to be substituted as the obligor in Beverly's place, and obtaining the release of Beverly from liability thereunder. To the extent that Beverly is not able to obtain releases from such liabilities or able to refinance the same, Capstone may not be obligated to consummate the Merger, or if it elects to consummate the Merger, where there remain any direct obligations of Beverly to third persons for borrowed money, to reduce the amount of Assumed Pharmacy Indebtedness which PCA is obligated to repay Beverly, by the amount of any such indebtedness as to which Beverly has not obtained a release for itself.


     Set forth below is a summary of the principal obligations of Beverly whereunder it is either the primary obligor or guarantor, and Beverly's present plans with respect to satisfaction of its covenant and the condition in the Merger Agreement with respect to obtaining a release from liability. In one or more cases Beverly may not be able to effect appropriate modifications to the debt instruments and release of Beverly from liability thereunder, and accordingly Beverly may be required to refinance or pay off such indebtedness or terminate such leases, under terms and conditions which may be less favorable than presently exist, and there is no assurance that Beverly will be able to successfully refinance any such indebtedness. For information with respect to anticipated one-time transactional costs associated with Beverly's effecting debt amendments, modifications or replacements, see "Unaudited Pro Forma New Beverly Financial Statements."

EXISTING CREDIT FACILITY

     As of June 30, 1997, Beverly had approximately $125,759,000 outstanding under a letter of credit/revolving credit facility which permitted borrowings of up to $375 million (the "Existing Credit Facility"), including approximately $90,000,000 under the revolving portion of the Existing Credit Facility and approximately $35,759,000 of letters of credit issued pursuant thereto. The Existing Credit Facility was established pursuant to an Amended and Restated Credit Agreement dated as of December 20, 1996 (as heretofore amended, the "Existing Credit Agreement") by and among Beverly, as borrower, and Morgan Guaranty Bank of New York, as Issuing Bank, and as Agent for a lending bank group ("Morgan"). The Existing Credit Agreement terminates on December 31, 2001.

     The obligations of Beverly under the Existing Credit Facility are guaranteed by Beverly's active, direct and indirect subsidiaries other than Beverly Funding Corporation and Beverly Indemnity, Ltd. (including Beverly's Pharmacy Subsidiaries) and are secured by a pledge of all of the capital stock of PCA and certain of Beverly's other Pharmacy Subsidiaries (the "Pledged Stock").

     The Existing Credit Agreement contains representations and warranties, affirmative covenants, reporting covenants, negative covenants and events of default customary for similar financing transactions. Covenants include but are not limited to certain restrictions on investments, debt incurrence, contingent obligations, liens, consolidations, mergers and asset sales, payment of dividends and the purchase or redemption of capital stock. In addition, Beverly is required to comply with certain financial covenants governing, among other things, minimum consolidated net worth, fixed charge coverage ratio, and the ratio of adjusted consolidated debt to consolidated net worth.

     Effective August 20, 1997, Beverly, Morgan and the other members of a group of lending banks amended the Existing Credit Agreement and the Existing Credit Facility by entering into an amended and restated credit facility (the "Amended Credit Agreement"). The Amended Credit Agreement provides that, upon the occurrence of the Transactions and the delivery of certain certificates, opinions by Beverly, a new pledge agreement and an assumption agreement by New Beverly, New Beverly will be substituted as the borrower; Beverly will be released from its obligations thereunder; the Pledged Stock will be released and the capital

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


stock of certain direct or indirect subsidiaries of Beverly engaged in the Remaining Healthcare Business and having a fair value substantially equivalent to the fair market value of the Pledged Stock will be substituted; and all Pharmacy Subsidiaries will be released as guarantors.


9% SENIOR NOTES


     As of June 30, 1997, there was outstanding $180 million principal amount of 9% senior notes due 2006 (the "9% Senior Notes") that were issued pursuant to an indenture dated as of February 1, 1996 (the "9% Indenture") between Beverly and The Chase Manhattan Bank, as trustee (the "9% Senior Note Trustee") for the holders of the 9% Senior Notes. The 9% Senior Notes are senior in right of payment to all subordinated indebtedness of Beverly (including the subordinated debentures, discussed below). The 9% Senior Notes are redeemable commencing February 1, 2001 at an initial redemption price of 104.5% of the principal amount thereof, plus accrued and unpaid interest. The 9% Indenture contains affirmative covenants, reporting covenants, negative covenants and events of default customary for similar public debt financing transactions. Covenants include but are not limited to certain restrictions on: investments; liens; debt incurrence; issuance of preferred stock; consolidations, mergers and asset sales; payment of dividends and the purchase or redemption of capital stock and subordinated indebtedness. Many of these limitations relate to certain financial tests or ratios which include but are not limited to minimum consolidated net worth, debt to consolidated cash flow and fixed charge coverage.


     In order that the 9% Senior Notes be assigned to and assumed by New Beverly, and Beverly be released from liability thereunder, Beverly intends to solicit the consent of holders of a majority of the principal amount outstanding of the 9% Senior Notes (the "Consent Solicitation") to amend the 9% Senior Notes (as amended, the "Amended Notes") and the 9% Indenture to address the following matters: (i) waiver of the consolidated net worth test in connection with the Distribution; (ii) substitution of New Beverly as the "Company" for all purposes of the 9% Indenture and the release of Beverly and the Pharmacy Subsidiaries from all liability and obligations thereunder and (iii) waiver of the limitation on redemption of subordinated debentures to permit Beverly to redeem the subordinated debentures, as discussed below. If the consent of the required holders is obtained, Beverly, New Beverly and certain other subsidiaries of Beverly, as guarantors, and the 9% Senior Note Trustee will enter into a supplemental indenture to substitute New Beverly as primary obligor thereunder, release Beverly and the Pharmacy Subsidiaries from further liability under the 9% Senior Notes and permit the redemption of the 7 5/8% convertible subordinated debentures described below.

     There can be no assurance given that Beverly will be successful in obtaining the consent of the required majority 9% Senior Note holders. If it is not successful in the Consent Solicitation, Beverly anticipates it or New Beverly will make an exchange offer whereby holders of the 9% Senior Notes would be offered in exchange for the 9% Senior Notes a New Beverly debt security without the limitation on redemption of subordinated debentures and without a guarantee from the Pharmacy Subsidiaries (the "New Beverly Notes"). It is expected that the New Beverly Notes will, except as noted above, contain covenants similar to the 9% Senior Notes but there can be no assurance that any New Beverly Notes issued pursuant to an exchange offer will not have higher coupon rates, be issued at a discount or contain covenants more onerous or restrictive than those in the 9% Indenture or 9% Senior Notes.

SUBORDINATED DEBENTURES

     5 1/2% Debentures

     As of June 30, 1997, there was outstanding $150 million aggregate principal amount of 5 1/2% convertible subordinated debentures ("5 1/2% Debentures"). The 5 1/2% Debentures bore interest at a rate of 5 1/2% per annum with a scheduled maturity date of August 1, 2018 and were redeemable after August 1, 1997 at a redemption price of 103.30% of principal plus accrued and unpaid interest. The
5 1/2% Debentures were convertible into Beverly Common Stock at a conversion price of $13.33 per share. On July 17, 1997, Beverly called the 5 1/2% Debentures for redemption on August 18, 1997. A total of $149,162,550 of the $150 million aggregate principal amount outstanding was converted to 11,189,924 shares of Beverly Common Stock, increasing the outstanding shares of Beverly Common Stock by that amount. The payment of the redemption

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

price of 103.30% of the remaining principal amount plus the cash in lieu of fractional shares was within the amount permitted under the restrictive payment provisions of the 9% Indenture.

     7 5/8% Debentures

     As of June 30, 1997, there was outstanding approximately $62.5 million aggregate principal amount of 7 5/8% convertible subordinated debentures
("7 5/8% Debentures"). The 7 5/8% Debentures bear interest at a rate of 7 5/8% per annum, mature March 15, 2003, are presently redeemable at a redemption price of 100% of principal amount plus accrued and unpaid interest thereon and are subject to an annual sinking fund redemption of $7.5 million. The 7 5/8% Bonds are convertible into Beverly Common Stock at the option of the holder at any time prior to the close of business on March 14, 2003 but if the 7 5/8% Bonds are called for redemption, holders must convert them prior to the close of business on the business day immediately preceding the redemption date. The conversion price currently in effect is $20.47 per share.

     The 9% Indenture contains a covenant that restricts Beverly's ability to redeem or repurchase subordinated debt such as the 7 5/8% Debentures unless the redemption is accomplished with the net cash proceeds from an incurrence of subordinated indebtedness of a longer term and no more than the principal amount of the subordinated indebtedness being redeemed.

     Because redemption of the 7 5/8% Debentures is restricted under the terms of the 9% Indenture, Beverly is seeking, as part of the Consent Solicitation, consent from the holders of the 9% Senior Notes to permit the redemption of the 7 5/8% Debentures. Once the Consent Solicitation is successfully completed, Beverly intends to call the 7 5/8% Debentures for redemption, and anticipates that all of the 7 5/8% Debentures will be redeemed.

INDUSTRIAL REVENUE BONDS


     As of June 30, 1997, Beverly has guaranteed the obligations of various subsidiaries and others on 104 issues of industrial revenue bonds in various states and local jurisdictions, totalling an aggregate principal amount of approximately $292.6 million (individually an "IRB" and collectively the "IRBs"). A total of 89 issues with an aggregate principal amount of approximately $204.5 million involve Beverly guarantees of the obligations of Beverly subsidiaries operating the Remaining Healthcare Business, while 15 issues with an aggregate principal amount of approximately $88.1 million involved guarantees of the obligations of third parties that have acquired facilities from subsidiaries of Beverly subject to IRBs. The IRBs bear interest at rates ranging from 4.0% to 11.5% per annum, mature from May 1, 1998 to December 1, 2019, and are not redeemable until from June 1, 1997 to June 1, 2013. Beverly's obligations are set forth in a guaranty agreement for each issue (individually a "Guaranty Agreement" and collectively the "Guaranty Agreements"). The Guaranty Agreements have been entered into by Beverly and 21 respective trustees (individually an "IRB Trustee" and collectively the "IRB Trustees"). In order to effect the Distribution, Beverly intends to request each IRB Trustee to enter into appropriate assumption, substitution and release agreements to, among other things: (i) substitute New Beverly as the guarantor, assuming all of Beverly's obligations under the relevant Guaranty Agreement and
(ii) release Beverly from all obligations under the Guaranty Agreement. As of October 10, 1997, IRB Trustees with respect to 60 IRB issues totalling approximately $150.5 million have agreed, subject to the occurrence of the Transactions and delivery of certain certificates and opinions, to enter into such agreements. While Beverly will seek the assumption, substitution and release from all IRB Trustees, there can be no assurance given that one or more of the remaining IRB Trustees will not require that the holders of the IRBs consent to the proposed changes. If consents from such IRB holders are required, Beverly anticipates promptly seeking such consents. There remains the possibility that one or more IRB holders may not consent to the proposed change and if such consent is not obtained from all IRB holders Beverly proposes to refinance or pay off that portion of the IRBs with respect to which consents have not been obtained.


FIRST MORTGAGE BONDS

     As of June 30, 1997, there was outstanding approximately $48.4 million aggregate principal amount of first mortgage bonds (the "First Mortgage Bonds") in two series: Series A ("Series A Bonds") and Series B ("Series B Bonds"). The Series A Bonds bear interest at a rate of 8 3/4% per annum, mature July 1, 2008 and

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

are redeemable after July 1, 1997 at a redemption price of 105% of the principal amount plus accrued and unpaid interest thereon. The Series B Bonds bear interest at a rate of 8 5/8% per annum, mature October 1, 2008 and are not redeemable prior to October 1, 1997. After October 1, 1997, the Series B Bonds are redeemable at a redemption price of 105% of the principal amount plus accrued and unpaid interest thereon.

     The First Mortgage Bonds were issued pursuant to an indenture dated as of April 1, 1993 (as supplemented the "First Mortgage Bond Indenture") between Beverly and First Union Bank of Connecticut, as trustee (the "First Mortgage Bond Trustee") for the holders of such bonds. The First Mortgage Bond Indenture permits the substitution of New Beverly for Beverly, the assumption by New Beverly of the obligations of Beverly under the First Mortgage Bond Indenture and the First Mortgage Bonds and the release of Beverly from such obligations, upon the condition that (a) New Beverly executes documents necessary to evidence the assumption; (b) such transaction will not disturb the continuance of the lien of the First Mortgage Bond Indenture on the property mortgaged and pledged as collateral and (c) immediately after giving effect to the transaction, no default or event of default will occur.

     In order to effect the Distribution, Beverly, New Beverly and the First Mortgage Bond Trustee will execute and enter into a supplemental indenture and other documents necessary to provide for the (i) substitution of New Beverly for Beverly, (ii) assumption by New Beverly of the obligations of Beverly and (iii) release of Beverly from its obligations under the First Mortgage Bond Indenture and the First Mortgage Bonds.

8.75% NOTES

     As of June 30, 1997, there was outstanding approximately $24.8 million aggregate principal amount of 8.75% Notes ("8.75% Notes"), which were issued pursuant to an indenture dated as of December 30, 1993 (as supplemented, the "8.75% Note Indenture"), between Beverly and Boatman's Trust Company as trustee for the holders of such notes. The 8.75% Notes bear interest at a rate of 8.75% per annum, mature December 31, 2003, and are redeemable at a redemption price of 100% of the principal amount plus accrued and unpaid interest thereon. At Beverly's request, the trustee has called the 8.75% Notes for redemption on October 1, 1997.

MEDIUM TERM NOTES

     As of June 30, 1997, there was outstanding $50.0 million aggregate principal amount of medium term notes (the "Medium Term Notes"), which were issued by Beverly Funding Corporation ("BFC"), a wholly-owned subsidiary of Beverly, pursuant to an indenture dated as of December 1, 1994 (the "Medium Term
Note Indenture") between BFC and The Chase Manhattan Bank, as trustee (the "Medium Term Note Trustee") for the holders of such notes. The Medium Term Notes bear interest at LIBOR (as defined in the Medium Term Note Indenture) plus 0.35% and mature on June 15, 2000. The Medium Term Notes are secured by a security interest in patient accounts receivable generated by subsidiaries of Beverly and sold to BFC.

     The Medium Term Notes were issued in a private placement to The Long Term Credit Bank of Japan, Los Angeles Agency ("LTCB") as holder of the entire amount of notes issued.

     Beverly has agreed to certain covenants pursuant to the First Amendment and Restatement to Master Sales and Servicing Agreement (the "Servicing Agreement") dated as of December 1, 1994. In order to effect the Distribution, Beverly will seek the consent of LTCB as the sole holder of the Medium Term Notes to permit the following under the Servicing Agreement and the Medium Term Note Indenture:
(i) substitution of New Beverly for Beverly for all purposes of such instruments; (ii) assumption by New Beverly of the obligations of Beverly and
(iii) release of Beverly from its obligations under the Servicing Agreement and the Medium Term Note Indenture. Although no binding commitments have yet been requested or obtained, based upon informal discussions between the parties, Beverly anticipates that prior to the Distribution Beverly, New Beverly, the Medium Term Note Trustee, and LTCB will enter into appropriate documents to reflect these consents and agreements.

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

REIT PROMISSORY NOTES

     As of June 30, 1997, there was outstanding approximately $41.8 million aggregate principal amount of promissory notes due to real estate investment trusts ("REIT Promissory Notes"). The REIT Promissory Notes, which were executed by subsidiaries of Beverly that are part of the Remaining Healthcare Business that will transfer to New Beverly as part of the Distribution bear interest at rates ranging from 10.15% to 10.60% and mature from July 1, 2003 to May 1, 2010. Health Care Property Investors ("HCPI") holds approximately $34.2 million of the REIT Promissory Notes, which may not be prepaid until 2005. Nationwide Health Properties ("NHP") holds approximately $7.6 million of the REIT Promissory Notes, which have no prepayment rights. Beverly guarantees the performance under the REIT Promissory Notes by the obligors, pursuant to one or more guaranty agreements (individually a "Guaranty Agreement" and collectively the "Guaranty Agreements").

     Prior to the Distribution, Beverly intends to seek the consent of both HCPI and NHP to permit the following under the Guaranty Agreements and the REIT Promissory Notes: (i) substitution of New Beverly for Beverly; (ii) assumption by New Beverly of the obligations of Beverly and (iii) release of Beverly from its obligations. Although there have been preliminary discussions between Beverly and representatives of the holders of the REIT Promissory Notes, the terms on which a consent may be granted by the holders of the REIT Promissory Notes remain uncertain.

BANK LOANS, MORTGAGES AND NOTES PAYABLE

     As of June 30, 1997, there was outstanding approximately $125.7 million aggregate principal amount of certain bank loans, mortgages and notes payable representing financings by various subsidiaries of Beverly engaged in the Remaining Healthcare Business that will be transferred to New Beverly as part of the Distribution (the "Miscellaneous Debt Obligations"). The Miscellaneous Debt Obligations represent obligations ranging from $10.3 million to $25 million in outstanding principal amount, bear interest at rates ranging from 5.75% to 9.08% per annum, mature at various dates from December 31, 1997 to September 30, 2006 and are prepayable at various dates from September 1, 1997 to June 1, 2000. The Miscellaneous Debt Obligations are guaranteed by Beverly, and certain of them contain financial and other covenants related to Beverly.


     Prior to the Distribution, Beverly intends to seek amendments of the Miscellaneous Debt Obligations to provide, among other things: (i) substitution of New Beverly as guarantor in place of Beverly; (ii) assumption by New Beverly of the obligations of Beverly; (iii) release of Beverly from its obligations and
(iv) adjustment of certain covenants to reflect the effects of the Distribution and the Merger (the "Miscellaneous Debt Amendments"). To the extent Beverly is unable to obtain the Miscellaneous Debt Amendments to effect the foregoing, Beverly expects the Miscellaneous Debt Obligations will be paid off or refinanced with other lenders. As of October 10, 1997 Beverly has entered into Miscellaneous Debt Amendments with lenders representing approximately $80.8 million out of the $125.7 million aggregate principal amount of Miscellaneous Debt Obligations outstanding as of June 30, 1997.

                         INFORMATION CONCERNING BEVERLY

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected consolidated statement of operations data and selected consolidated balance sheet data for the periods ended and as of December 31, 1996, 1995, 1994, 1993 and 1992 have been derived from the consolidated financial statements of Beverly and should be read in conjunction with the financial statements and notes thereto included herein. The consolidated statements of operations data and selected balance sheet data for the six months ended and as of June 30, 1997 and 1996 have been derived from the unaudited condensed consolidated financial statements and should be read in conjunction with those financial statements and related notes included herein. Operating results for the six months ended June 30, 1997 are not necessarily indicative of results that may be expected for the full calendar year ending December 31, 1997.

                                      AT OR FOR THE SIX
                                        MONTHS ENDED
                                          JUNE 30,                          AT OR FOR THE YEARS ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     1997          1996          1996          1995          1994          1993          1992
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net operating revenues..........  $ 1,634,219   $ 1,609,380   $ 3,267,189   $ 3,228,553   $ 2,969,239   $ 2,884,451   $ 2,607,756
Interest income.................        6,726         6,935        13,839        14,228        14,578        15,269        14,502
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total revenues..........    1,640,945     1,616,315     3,281,028     3,242,781     2,983,817     2,899,720     2,622,258
Costs and expenses:
  Operating and administrative:
    Wages and related...........      897,856       894,522     1,819,500     1,736,151     1,600,580     1,593,410     1,486,191
    Other.......................      577,874       573,490     1,139,442     1,224,681     1,114,916     1,069,536       921,750
  Interest......................       44,687        46,128        91,111        84,245        64,792        66,196        70,943
  Depreciation and
    amortization................       54,806        51,023       105,468       103,581        88,734        82,938        80,226
  Impairment of long-lived
    assets:
    Adoption of SFAS No. 121....           --            --            --        68,130            --            --            --
    Development and other
      costs.....................           --            --            --        32,147            --            --            --
  Restructuring costs...........           --            --            --            --            --            --        57,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total costs and
          expenses..............    1,575,223     1,565,163     3,155,521     3,248,935     2,869,022     2,812,080     2,616,110
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before provision
  for income taxes,
  extraordinary charge and
  cumulative effect of change in
  accounting for income taxes...       65,722        51,152       125,507        (6,154)      114,795        87,640         6,148
Provision for income taxes......       26,289        20,461        73,481         1,969        37,882        29,684         4,203
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
  extraordinary charge and
  cumulative effect of change in
  accounting for income taxes...       39,433        30,691        52,026        (8,123)       76,913        57,956         1,945
Extraordinary charge, net of
  income taxes of $1,099 in
  1996, $1,188 in 1994, $1,155
  in 1993 and $5,415 in 1992....           --            --        (1,726)           --        (2,412)       (2,345)       (8,835)
Cumulative effect of change in
  accounting for income taxes...           --            --            --            --            --            --        (5,454)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $    39,433   $    30,691   $    50,300   $    (8,123)  $    74,501   $    55,611   $   (12,344)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net income (loss) applicable to
  common shares.................  $    39,433   $    30,691   $    50,300   $   (14,998)  $    66,251   $    31,173   $   (13,344)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Income (loss) per share of
  common stock:
  Before redemption premium on
    preferred stock,
    extraordinary charge and
    cumulative effect of change
    in accounting for income
    taxes.......................  $       .40   $       .31   $       .52   $      (.16)  $       .79   $       .66   $       .01
  Redemption premium on
    preferred stock.............           --            --            --            --            --          (.25)           --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Before extraordinary charge
    and cumulative effect of
    change in accounting for
    income taxes................          .40           .31           .52          (.16)          .79           .41           .01
  Extraordinary charge..........           --            --          (.02)           --          (.03)         (.03)         (.11)
  Cumulative effect of change in
    accounting for income
    taxes.......................           --            --            --            --            --            --          (.07)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income (loss).............  $       .40   $       .31   $       .50   $      (.16)  $       .76   $       .38   $      (.17)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Shares used to compute per share
  amounts.......................   99,230,000   100,028,000    99,646,000    92,233,000    87,087,000    81,207,000    77,685,000
CONSOLIDATED BALANCE SHEET DATA:
Total assets....................  $ 2,490,966   $ 2,524,904   $ 2,525,082   $ 2,506,461   $ 2,322,578   $ 2,000,804   $ 1,859,361
Current portion of long-term
  obligations...................  $    35,669   $    37,710   $    38,826   $    84,639   $    60,199   $    43,125   $    30,466
Long-term obligations, excluding
  current portion...............  $ 1,018,551   $ 1,076,462   $ 1,106,256   $ 1,066,909   $   918,018   $   706,917   $   712,896
Stockholders' equity............  $   890,717   $   843,217   $   861,095   $   820,333   $   827,244   $   742,862   $   593,505
OTHER DATA:
Patient days....................   11,173,000    11,902,000    23,670,000    25,297,000    26,766,000    29,041,000    29,341,000
Average occupancy percentage
  (based on licensed beds)......         86.5%         87.3%         87.4%         88.1%         88.5%         88.5%         88.4%
Number of nursing home beds.....       64,206        72,022        71,204        75,669        78,058        85,001        89,298

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of financial condition and results of operations for Beverly includes both the Remaining Healthcare Business and the Institutional Pharmacy Business. After the Distribution and the Merger, the financial condition and results of operations of New Beverly will not include those of the Institutional Pharmacy Business. The following discussion is based upon and should be read in conjunction with the Selected Historical Consolidated Financial Data, the Unaudited Pro Forma Condensed Consolidated Financial Statements and the historical consolidated financial statements of Beverly and the notes thereto, included elsewhere herein.

GENERAL

     Healthcare system reform and concerns over rising Medicare and Medicaid costs continue to be high priorities for both federal and state governments. Although no comprehensive healthcare, Medicare or Medicaid reform legislation has yet been implemented, pressures to contain costs and the active discussions between the Clinton Administration, Congress and various other groups have impacted the healthcare delivery system. Many states are experimenting with alternatives to traditional Medicaid delivery systems through federal waiver programs, and efforts to provide these services more efficiently will continue to be a priority. In August 1996, Congress passed the Health Insurance Portability and Accountability Act of 1996 which, among other things, provides favorable changes in the tax treatment of long-term care insurance and allows inclusion of long-term care insurance in medical savings accounts. Although Beverly believes this legislation will have a favorable impact on the long-term care industry, the full effect is not readily determinable. There can be no assurances made as to the ultimate impact of this, or future healthcare reform legislation, on New Beverly's financial position, results of operations or cash flows. However, future federal budget legislation and regulatory changes may negatively impact New Beverly.

     During the first quarter of 1997, proposed rules were issued by the Health Care Financing Administration of the Department of Health and Human Services which, if implemented in their proposed form, would establish guidelines for maximum reimbursement to skilled nursing facilities for contracted speech and occupational therapy services, based on equivalent salary amounts for on-staff therapists. In addition, these proposed rules would revise the salary equivalency rules already in effect for physical therapy services. The full effect of the new rules is not readily determinable as the details of the proposal have not yet been finalized; however, New Beverly does not expect this will have a material adverse effect on its consolidated results of operations or cash flows.

     The federal government recently increased the minimum wage in two phases, beginning October 1, 1996 and September 1, 1997, respectively. This new legislation did not result in a material increase in Beverly's wage rates in 1996, and Beverly does not anticipate a material impact on its wage rates in 1997, because a substantial portion of Beverly's associates earn in excess of the new minimum wage levels; however, Beverly believes there may continue to be competitive pressures to increase the wage levels of associates earning above the new minimum wage. The effect of the new minimum wage on New Beverly's future operations is not expected to be material as New Beverly believes that a significant portion of such increase will be reimbursed through Medicare and Medicaid rate increases.

     New Beverly's future operating performance will be affected by the issues facing the long-term healthcare industry as a whole, including the maintenance of occupancy, its ability to continue to expand higher margin businesses, the availability of nursing, therapy and other personnel, the adequacy of funding of governmental reimbursement programs, the demand for nursing home care and the nature of any healthcare reform measures that may be taken by the federal government, as discussed above, as well as by any state governments. New Beverly's ability to control costs, including its wages and related expenses which continue to rise and will represent the largest component of New Beverly's operating and administrative expenses, will also significantly impact its future operating results.

     As a general matter, increases in operating costs of New Beverly will result in higher patient rates under Medicaid programs in subsequent periods. However, New Beverly's results of operations will continue to be affected by the time lag in most states between increases in reimbursable costs and the receipt of related reimbursement rate increases. Medicaid rate increases, adjusted for inflation, are generally based upon changes in costs for a full calendar year period. The time lag before such costs are reflected in permitted rates varies from state to state, with a substantial portion of the increases taking effect up to 18 months after the related cost increases.

OPERATING RESULTS

     Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

     Beverly's net income was $39,433,000 for the six months ended June 30, 1997, as compared to $30,691,000 for the same period in 1996. Beverly's income before provision for income taxes was $65,722,000 for the six months ended June 30, 1997, as compared to $51,152,000 for the same period in 1996. Beverly's estimated annual effective tax rate of 40% for 1997 and 1996 was different than the federal statutory rate primarily due to the impact of state income taxes and amortization of nondeductible goodwill.

     Excluding the Institutional Pharmacy Business, net income for the six months ended June 30, 1997 would have been $23,318,000 as compared to $18,960,000 for the same period in 1996. Income before provision for income taxes for the six months ended June 30, 1997, excluding the Institutional Pharmacy Business, would have been $38,186,000, as compared to $30,940,000 for the same period in 1996. Excluding the Institutional Pharmacy Business, Beverly's estimated annual effective tax rate for the six months ended June 30, 1997 and 1996 would have been 38.9% and 38.7%, respectively.

     Beverly's net operating revenues and operating and administrative costs increased approximately $24,800,000 and $7,700,000, respectively, for the six months ended June 30, 1997, as compared to the same period in 1996. These increases consist of the following: increases in net operating revenues and operating and administrative costs of approximately $72,800,000 and $51,900,000, respectively, for facilities which Beverly operated during each of the six-month periods ended June 30, 1997 and 1996 ("same facility operations"); increases in net operating revenues and operating and administrative costs of approximately $42,200,000 and $37,300,000, respectively, related to the acquisitions of eight nursing facilities in 1996, as well as certain pharmacy, hospice and outpatient therapy businesses acquired in 1996 and 1997; partially offset by decreases in net operating revenues and operating and administrative costs of approximately $90,200,000 and $81,500,000, respectively, due to the disposition of, or lease terminations on, 59 nursing facilities in 1997 and 83 nursing facilities and Beverly's MedView Services unit ("MedView") in 1996.

     Excluding the Institutional Pharmacy Business, net operating revenues would have decreased approximately $16,000,000 for the six months ended June 30, 1997, as compared to the same period in 1996. This decrease consisted of the following: a decrease of approximately $90,200,000 due to certain dispositions, as noted above; partially offset by increases of approximately $49,500,000 for same facility operations and increases of approximately $24,700,000 related to acquisitions of nursing facilities, hospices and outpatient therapy clinics. Excluding the Institutional Pharmacy Business, operating and administrative costs would have decreased approximately $23,500,000 for the six months ended June 30, 1997, as compared to the same period in 1996. This decrease consisted of the following: decreases of approximately $81,500,000 due to certain dispositions, as noted above; partially offset by increases of approximately $35,400,000 for same facility operations and increases of approximately $22,600,000 related to acquisitions of nursing facilities, hospices and outpatient therapy clinics.

     The increase in Beverly's net operating revenues for same facility operations for the six months ended June 30, 1997, as compared to the same period in 1996, was due to the following: approximately $56,800,000 due primarily to increases in room and board rates; approximately $23,400,000 due to increases in pharmacy-related revenues and approximately $4,500,000 due primarily to increases in ancillary revenues and various other items. These increases in Beverly's net operating revenues were partially offset by approximately $6,600,000 due to a decrease in same facility occupancy to 89.4% for the six months ended June 30, 1997, as compared to 90.0% for the same period in 1996 based on operational beds; and approximately $5,300,000 due to one less calendar day for the six months ended June 30, 1997, as compared to the same period in 1996.

     Excluding the Institutional Pharmacy Business, the increase in net operating revenues for same facility operations for the six months ended June 30, 1997, as compared to the same period in 1996, was due to the following: approximately $56,800,000 due primarily to increases in room and board rates and approximately $4,600,000 due primarily to increases in ancillary revenues and various other items; partially offset by approximately $6,600,000 due to a decrease in same facility occupancy, and approximately $5,300,000 due to one less calendar day for the six months ended June 30, 1997, as compared to the same period in 1996.

     The increase in Beverly's operating and administrative costs for same facility operations for the six months ended June 30, 1997, as compared to the same period in 1996, was due to the following: approximately $31,900,000 due to increased wages and related expenses (excluding pharmacy) principally due to higher wages and greater benefits required to attract and retain qualified personnel, the hiring of therapists on staff as opposed to contracting for their services and increased staffing levels in Beverly's nursing facilities to cover increased patient acuity; approximately $17,000,000 due to increases in pharmacy-related costs; approximately $3,200,000 due to increases in nursing supplies and other variable costs; and approximately $15,500,000 due to various other items. These increases in Beverly's operating and administrative costs were partially offset by approximately $15,700,000 due to a decrease in contracted therapy expenses as a result of hiring therapists on staff as opposed to contracting for their services.

     Excluding the Institutional Pharmacy Business, the increase in operating and administrative costs for same facility operations for the six months ended June 30, 1997, as compared to the same period in 1996, was due to the following: approximately $31,900,000 due to increased wages and related expenses; approximately $3,200,000 due to increases in nursing supplies and other variable costs; and approximately $16,000,000 due to various other items; partially offset by approximately $15,700,000 due to a decrease in contracted therapy expenses.

     Beverly's interest expense decreased approximately $1,400,000 as compared to the same period in 1996 primarily due to repayments of the term loan and revolver borrowings under Beverly's 1994 Credit Agreement, the term loan under Beverly's 1992 Credit Facility and the Nippon Term Loan during late 1996 with the proceeds from a new credit facility. The increase in Beverly's depreciation and amortization expense of approximately $3,800,000 as compared to the same period in 1996, was affected by the following: approximately $6,300,000 increase primarily due to capital additions and improvements, as well as, acquisitions; partially offset by a decrease of approximately $2,500,000 related to the disposition of, or lease terminations on, certain nursing facilities and MedView.

     The Institutional Pharmacy Business had an immaterial effect on the change in interest expense for the six months ended June 30, 1997, as compared to the same period in 1996. Excluding the Institutional Pharmacy Business, depreciation and amortization expense increased approximately $1,700,000 for the six months ended June 30, 1997, as compared to the same period in 1996. Such increase was due to the following: approximately $4,200,000 increase primarily due to capital additions and improvements, as well as, acquisitions; partially offset by a decrease of approximately $2,500,000 related to the disposition of, or lease terminations on, certain nursing facilities and MedView.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," which is required to be adopted in financial statements for periods ending after December 15, 1997. At that time, New Beverly will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements, primary earnings per share will be renamed basic earnings per share and will exclude the dilutive effect of stock options. The impact is not expected to result in a change in New Beverly's primary earnings per share or fully diluted earnings per share (which will be renamed dilutive earnings per share) for the six-month periods ended June 30, 1997 and 1996.

     1996 Compared to 1995

     Beverly's net income was $50,300,000 for the year ended December 31, 1996, as compared to a net loss of $8,123,000 for the same period in 1995. Beverly's net income for 1996 included a $1,726,000 extraordinary charge, net of income taxes, related to the write-off of unamortized deferred financing costs related to certain refinanced debt. Beverly's net loss for 1995 included a pre-tax charge of $100,277,000 for impaired long-lived assets related primarily to the adoption of SFAS No. 121 (as defined below) and the write-off of software and business development costs, as well as a charge of $4,000,000 related to an overhead and staff reduction program implemented during the fourth quarter of 1995.

     Excluding the Institutional Pharmacy Business, net income for the year ended December 31, 1996 would have been $31,739,000 as compared to a net loss of $12,709,000 for the same period in 1995. Excluding the Institutional Pharmacy Business, the net loss for 1995 would have included a pre-tax charge of $90,734,000 for impaired long-lived assets related primarily to the adoption of SFAS No. 121 and the write-off of software costs as well as the $4,000,000 overhead and staff reduction charge, as mentioned above.

     Beverly had an annual effective tax rate of 59% for the year ended December 31, 1996, compared to a negative annual effective tax rate of 32% for the same period in 1995. Beverly's annual effective tax rate in 1996 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill associated with the sale of MedView. In addition, Beverly's annual effective tax rate in 1995 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill included in the adjustments resulting from the adoption of SFAS No. 121. At December 31, 1996, Beverly had general business tax credit carryforwards of $12,236,000 for income tax purposes which expire in years 2005 through 2011. For financial reporting purposes, the general business tax credit carryforwards have been utilized to offset existing net taxable temporary differences reversing during the carryforward periods.

     Excluding the Institutional Pharmacy Business, Beverly would have had an annual effective tax rate of 64.9% for the year ended December 31, 1996, as compared to an annual effective tax rate of 24% for the same period in 1995.

     Beverly's net operating revenues increased approximately $38,600,000 for the year ended December 31, 1996, as compared to the same period in 1995. This increase consisted of the following: increases of approximately $62,300,000 for facilities which Beverly operated during each of the years ended December 31, 1996 and 1995 ("same facility operations"); increases of approximately $91,700,000 related to the acquisition of Pharmacy Management Services, Inc. ("PMSI") in mid-1995, acquisitions of eight nursing facilities, and certain pharmacy, hospice and outpatient therapy businesses during 1996 and the expanded operations of American Transitional Hospitals, Inc. ("ATH"); partially offset by decreases of approximately $115,400,000 due to the disposition of, or lease terminations on, 83 nursing facilities and MedView in 1996 and 29 nursing facilities in 1995. Beverly's operating and administrative costs decreased approximately $1,900,000 for the year ended December 31, 1996, as compared to the same period in 1995. This decrease consisted of the following: decreases of approximately $114,200,000 due to the disposition of, or lease terminations on, 83 nursing facilities and MedView in 1996 and 29 nursing facilities in 1995; offset by increases of approximately $39,000,000 for same facility operations and increases of approximately $73,300,000 related to the acquisition of PMSI in mid-1995, acquisitions of eight nursing facilities, and certain pharmacy, hospice and outpatient therapy businesses during 1996 and the expanded operations of ATH.

     Excluding the Institutional Pharmacy Business, net operating revenues would have decreased approximately $18,000,000 for the year ended December 31, 1996, as compared to the same period in 1995. This decrease consisted of the following: a decrease of approximately $115,400,000 due to certain dispositions, as noted above; partially offset by increases of approximately $57,800,000 for same facility operations; and increases of approximately $39,600,000 related to acquisitions of nursing facilities, hospices and outpatient therapy clinics, the acquisition of MedView in mid-1995 and the expanded operations of ATH. Excluding the Institutional Pharmacy Business, operating and administrative costs would have decreased approximately $40,500,000 for the year ended December 31, 1996, as compared to the same period in 1995. This decrease consisted of the following: decreases of approximately $114,200,000 due to certain dispositions, as noted above; partially offset by increases of approximately $39,500,000 for same facility operations and increases of approximately $34,200,000 related to acquisitions of nursing facilities, hospices and outpatient therapy clinics, the acquisition of MedView in mid-1995 and the expanded operations of ATH.

     The increase in Beverly's net operating revenues for same facility operations for the year ended December 31, 1996, as compared to the same period in 1995, was due to the following: approximately

$110,500,000 due primarily to increases in room and board rates; and approximately $5,600,000 due to one additional calendar day for the year ended December 31, 1996, as compared to the same period in 1995. These increases in Beverly's net operating revenues were partially offset by approximately $28,500,000 due to a decrease in same facility occupancy to 87.7% for the year ended December 31, 1996, as compared to 88.9% for the same period in 1995; approximately $19,700,000 due to decreases in ancillary revenues primarily due to Beverly's continuing efforts to bring therapists on staff as opposed to contracting for their services; and approximately $5,600,000 due to various other items.

     Excluding the Institutional Pharmacy Business, the increase in net operating revenues for same facility operations for the year ended December 31, 1996, as compared to the same period in 1995, was due to the following: approximately $110,500,000 due primarily to increases in room and board rates; and approximately $5,600,000 due to one additional calendar day for the year ended December 31, 1996, as compared to the same period in 1995. These increases in net operating revenues were partially offset by approximately $28,500,000 due to a decrease in same facility occupancy; approximately $19,700,000 due to a decrease in ancillary revenues primarily due to bringing therapists on staff; and approximately $10,100,000 due to various other items.

     The increase in Beverly's operating and administrative costs for same facility operations for the year ended December 31, 1996, as compared to the same period in 1995, was due to the following: approximately $109,000,000 due to increased wages and related expenses (excluding pharmacy) principally due to higher wages and greater benefits required to attract and retain qualified personnel, the hiring of therapists on staff as opposed to contracting for their services and increased staffing levels in Beverly's nursing facilities to cover increased patient acuity; approximately $8,300,000 due to increases in nursing supplies and other variable costs; and approximately $19,100,000 due to various other items. These increases in Beverly's operating and administrative costs were partially offset by approximately $93,400,000 due to a decrease in contracted therapy expenses as a result of hiring therapists on staff as opposed to contracting for their services; and approximately $4,000,000 due to an overhead and staff reduction program implemented during the fourth quarter of 1995.

     Excluding the Institutional Pharmacy Business, the increase in operating and administrative costs for same facility operations for the year ended December 31, 1996, as compared to the same period in 1995, was due to the following: approximately $109,000,000 due to increased wages and related expenses; approximately $8,300,000 due to increases in nursing supplies and other variable costs; and approximately $15,600,000 due to various other items. These increases in operating and administrative costs were partially offset by approximately $93,400,000 due to a decrease in contracted therapy expenses.

     Beverly's interest expense increased approximately $6,900,000 as compared to the same period in 1995 primarily due to the exchange of Preferred Stock into 5 1/2% Debentures in November 1995, the issuance and assumption of approximately $40,000,000 of long-term obligations in conjunction with certain acquisitions and the issuance of $25,000,000 of taxable revenue bonds during 1995, partially offset by a reduction of approximately $52,800,000 of long-term obligations in conjunction with the disposition of certain facilities. Although Beverly's depreciation and amortization expense increased only $1,900,000 as compared to the same period in 1995, it was affected by the following: approximately $5,800,000 increase primarily due to capital additions and improvements and, to a lesser extent, acquisitions; partially offset by a decrease of approximately $3,900,000 related to the disposition of, or lease terminations on, certain nursing facilities.

     The Institutional Pharmacy Business had an immaterial effect on the change in interest expense for the year ended December 31, 1996, as compared to the same period in 1995. Excluding the Institutional Pharmacy Business, depreciation and amortization expense decreased approximately $1,300,000 for the year ended December 31, 1996, as compared to the same period in 1995, primarily due to the disposition of, or lease terminations on certain nursing facilities, partially offset by an increase due to capital additions and improvements.

     1995 Compared to 1994

     Beverly's net loss was $8,123,000 for the year ended December 31, 1995, as compared to net income of $74,501,000 for the same period in 1994. Net loss for 1995 included a pre-tax charge of $100,277,000 for impaired long-lived assets related primarily to the adoption of SFAS No. 121 (as defined below) and the write-off of software and business development costs, as well as a charge of $4,000,000 related to an overhead and staff reduction program implemented during the fourth quarter of 1995. Net income for 1994 included a $2,412,000 extraordinary charge, net of income taxes, related to the write-off of unamortized deferred financing costs related to certain refinanced debt.

     Excluding the Institutional Pharmacy Business, net loss for the year ended December 31, 1995 would have been $12,709,000 as compared to a net income of $61,855,000 for the same period in 1994. Excluding the Institutional Pharmacy Business, the net loss for 1995 would have included a pre-tax charge of $90,734,000 for impaired long-lived assets related primarily to the adoption of SFAS No. 121 and the write-off of software costs, as well as the $4,000,000 overhead and staff reduction charge, as mentioned above.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121") which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

     In the fourth quarter of 1995, Beverly recorded an impairment loss of approximately $68,130,000 upon adoption of SFAS No. 121. Such loss primarily related to certain nursing facilities, transitional hospitals, institutional pharmacies and assisted living centers with current period operating losses. Such current period operating losses, combined with a history of operating losses and anticipated future operating losses, led management to believe that impairment existed at such facilities. In addition, there were certain nursing facilities for which management expected an adverse impact on future earnings and cash flows as a result of recent changes in state Medicaid reimbursement programs. Accordingly, management estimated the undiscounted future cash flows to be generated by each facility. If the undiscounted future cash flow estimates were less than the carrying value of the corresponding facility, management estimated the fair value of such facility and wrote the carrying value down to their estimate of fair value. Management calculated the fair value of the impaired facilities by using the present value of estimated future cash flows, or its best estimate of what such facility, or similar facilities in that state, would sell for in the open market. Management believes it has the knowledge to make such estimates of open market sales prices based on the volume of facilities Beverly has purchased and sold in previous years.

     In addition to the SFAS No. 121 charge, Beverly recorded a fourth quarter impairment loss for other long-lived assets of approximately $32,147,000 primarily related to the write-off of software and business development costs. During the fourth quarter of 1995, Beverly hired a new Senior Vice President of Information Technology, who redirected Beverly's systems development initiatives, causing a write-down, or a write-off, of certain software and software development projects. In addition, Beverly wrote off certain business development and other costs where Beverly believed the carrying amount was unrecoverable.

     The impairment loss recorded upon adoption of SFAS No. 121, excluding the Institutional Pharmacy Business, would have been approximately $62,738,000 and the impairment loss for other long-lived assets would have been approximately $27,996,000, excluding the Institutional Pharmacy Business.

     Beverly had a negative annual effective tax rate of 32% for the year ended December 31, 1995, compared to an annual effective tax rate of 33% for the same period in 1994. Beverly's annual effective tax rate in 1995 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill included in the adjustments resulting from the adoption of SFAS No. 121. In addition, Beverly's 1994 annual effective tax rate was lower than the federal statutory rate primarily due to the utilization of certain tax credit carryforwards, partially offset by the impact of state income taxes. At December 31, 1995, Beverly had general business tax credit carryforwards of $20,784,000 for income tax purposes which expire in years 2005 through 2009. For financial reporting purposes, the general business tax credit carryforwards have been utilized to offset existing net taxable temporary differences reversing during the carryforward periods. Due to taxable losses in prior years, future taxable income was not assumed and a valuation allowance of $198,000 for the year ended December 31, 1994 was recognized to offset the deferred tax assets related to those carryforwards. Beverly's valuation allowance was eliminated in 1995 due to the utilization of general business tax credits.

     Excluding the Institutional Pharmacy Business, Beverly would have had an annual effective tax rate of 24% for the year ended December 31, 1995, as compared to an annual effective tax rate of 30.8% for the same period in 1994.

     Beverly's net operating revenues and operating and administrative costs increased approximately $259,300,000 and $245,300,000, respectively, for the year ended December 31, 1995, as compared to the same period in 1994. These increases consist of the following: increases in net operating revenues and operating and administrative costs for facilities which Beverly operated during each of the years ended December 31, 1995 and 1994 ("same facility operations") of approximately $157,600,000 and $148,900,000, respectively; increases in net operating revenues and operating and administrative costs of approximately $239,500,000 and $222,400,000, respectively, related to the expanded operations of ATH and the acquisitions of Insta-Care Holdings, Inc. ("Insta-Care") and Synetic, Inc. ("Synetic") in late 1994 as well as PMSI in mid-1995; and decreases in net operating revenues and operating and administrative costs of approximately $137,800,000 and $126,000,000, respectively, due to the disposition of, or lease terminations on, 29 facilities in 1995 and 77 facilities in 1994.

     Excluding the Institutional Pharmacy Business, net operating revenues and operating and administrative costs would have increased approximately $51,900,000 and $39,900,000, respectively, for the year ended December 31, 1995, as compared to the same period in 1994. These increases consist of the following: increases in net operating revenues and operating and administrative costs of $139,900,000 and $127,600,000 for same facility operations, respectively; increases in net operating revenues and operating and administrative costs of approximately $49,800,000 and $38,300,000, respectively, related to the acquisition of MedView in mid-1995 and the expanded operations of ATH; and decreases in net operating revenues and operating and administrative costs of approximately $137,800,000 and $126,000,000, respectively, due to certain dispositions, as noted above.

     The increase in Beverly's net operating revenues for same facility operations for the year ended December 31, 1995, as compared to the same period in 1994, was due to the following: approximately $111,800,000 due primarily to increases in Medicaid room and board rates, and to a lesser extent, private and Medicare room and board rates; approximately $37,500,000 due primarily to increases in pharmacy-related revenues; approximately $23,000,000 due to increased ancillary revenues as a result of providing additional ancillary services to Beverly's Medicare and private-pay patients; and approximately $8,300,000 due to various other items. These increases in Beverly's net operating revenues were partially offset by approximately $23,000,000 due to a decrease in same facility occupancy to 88.5% for the year ended December 31, 1995, as compared to 89.5% for the same period in 1994.

     Excluding the Institutional Pharmacy Business, the increase in net operating revenues for same facility operations for the year ended December 31, 1995, as compared to the same period in 1994, was due to the following: approximately $111,800,000 due primarily to increases in room and board rates; approximately $23,000,000 due to increased ancillary revenues; and approximately $28,100,000 due to various other items. These increases in net operating revenues were partially offset by approximately $23,000,000 due to a decrease in same facility occupancy.

     The increase in Beverly's operating and administrative costs for same facility operations for the year ended December 31, 1995, as compared to the same period in 1994, was due to the following: approximately $125,700,000 due to increased wages and related expenses (excluding pharmacy) principally due to higher wages and greater benefits required to attract and retain qualified personnel, the hiring of therapists on staff as opposed to contracting for their services and increased staffing levels in Beverly's nursing facilities to cover increased patient acuity; approximately $4,000,000 due to an overhead and staff reduction program implemented during the fourth quarter of 1995; approximately $38,100,000 due to increases in nursing supplies and other variable costs; and approximately $38,800,000 due primarily to increases in pharmacy-related costs and various other items. These increases in Beverly's operating and administrative costs were partially offset by approximately $57,700,000 due to a decrease in contracted therapy expenses as a result of hiring therapists on staff as opposed to contracting for their services.

     Excluding the Institutional Pharmacy Business, the increase in operating and administrative costs for same facility operations for the year ended December 31, 1995, as compared to the same period in 1994, was due to the following: approximately $125,700,000 due to increased wages and related expenses; approximately $4,000,000 due to the overhead and staff reduction program discussed above; approximately $38,100,000 due to increases in nursing supplies and other variable costs; and approximately $17,500,000 due to various other items. These increases in operating and administrative costs were partially offset by approximately $57,700,000 due to a decrease in contracted therapy expenses.

     Beverly's interest expense increased approximately $19,500,000 as compared to the same period in 1994 primarily due to additional interest related to the issuance of approximately $308,000,000 of long-term obligations during late 1994 and in 1995 primarily in conjunction with certain acquisitions. Beverly's depreciation and amortization expense increased approximately $14,800,000 as compared to the same period in 1994 primarily due to acquisitions, capital additions and improvements and the opening of newly constructed facilities, partially offset by a decrease due to the dispositions of, or lease terminations on, certain facilities.

     The Institutional Pharmacy Business had no effect on the increase in interest expense for the year ended December 31, 1995, as compared to the same period in 1994. Excluding the Institutional Pharmacy Business, depreciation and amortization expense increased approximately $7,400,000 for the year ended December 31,1995, as compared to the same period in 1994 primarily due to capital additions and improvements and the opening of newly constructed facilities, partially offset by a decrease due to the dispositions of, or lease terminations on, certain facilities.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, Beverly had approximately $71,800,000 in cash and cash equivalents and net working capital of approximately $330,200,000. Beverly anticipates that approximately $42,700,000 of its existing cash at June 30, 1997, while not legally restricted, will be utilized to fund certain workers' compensation and general liability claims, and Beverly does not expect to use such cash for other purposes. Beverly had approximately $249,200,000 of unused commitments under its Existing Credit Facility as of June 30, 1997.

     Excluding the Institutional Pharmacy Business, cash and cash equivalents were approximately $65,100,000 and net working capital was approximately $222,100,000 as of June 30, 1997.

     Beverly's net cash provided by operating activities for the six months ended June 30, 1997 was approximately $61,500,000, an increase of approximately $4,500,000 from the prior year. Beverly's net cash provided by investing activities and net cash used for financing activities were approximately $42,900,000 and $102,400,000, respectively, for the six months ended June 30, 1997. Beverly primarily used cash generated from operations to fund capital expenditures totaling approximately $70,300,000. Beverly received net cash proceeds of approximately $143,400,000 from the dispositions of facilities and other assets and approximately $18,400,000 from collections on notes receivable and Beverly's REMIC investment. Such net cash proceeds were used to fund acquisitions of approximately $45,400,000, to repay approximately $28,200,000 of long-term obligations, to repurchase shares of Beverly Common Stock, and to repay borrowings under its Existing Credit Facility.

     Excluding the Institutional Pharmacy Business, net cash provided by operating activities for the six months ended June 30, 1997 was approximately $49,200,000, an increase of approximately $8,600,000 from the prior year. Net cash provided by investing activities and net cash used for financing activities, excluding the Institutional Pharmacy Business, were approximately $76,100,000 and $101,900,000, respectively, for the six months ended June 30, 1997. Excluding the Institutional Pharmacy Business, cash from operations were used to fund capital expenditures totalling approximately $64,700,000. Excluding the Institutional Pharmacy Business, net cash proceeds of approximately $143,400,000 from the dispositions of facilities and other assets and approximately $17,800,000 from collections on notes receivable and Beverly's REMIC investment were used to fund acquisitions of approximately $17,800,000, to repay approximately $27,700,000 of long-term obligations, to repurchase shares of Beverly Common Stock, and to repay borrowings under its Existing Credit Facility.

     In April 1997, Beverly entered into a definitive agreement with Capstone to combine PCA with Capstone to create one of the nation's largest independent institutional pharmacy companies. Beverly will receive approximately $275,000,000 of cash as partial repayment for PCA's intercompany debt, with any remaining intercompany balance contributed to PCA's capital. Beverly intends to use the $275,000,000 to repay Revolver borrowings, to pay off the 7 5/8% Debentures, to pay off the 8.75% Notes, to repay certain other notes and mortgages and for general corporate purposes. Pursuant to the Merger Agreement, at the Effective Time, each share of Beverly Common Stock issued and outstanding immediately prior to the Effective Time (other than fractional shares) will be converted into the right to receive that number of newly issued shares of Capstone Common Stock equal to the quotient, expressed to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of Beverly Common Stock outstanding immediately prior to the Effective Time. The Merger, which is subject to approvals by the stockholders of both Beverly and Capstone, completion of the Distribution (as discussed below), and approvals by various government agencies, is expected to close by year-end.

     In connection with the restructuring, Beverly will transfer all of its non-PCA assets and liabilities to New Beverly, in exchange for the issuance of New Beverly Common Stock. Beverly will then distribute such New Beverly Common Stock to the holders of Beverly's Common Stock on a one-for-one basis. In connection with the Distribution, Beverly will be required to restructure, repay or otherwise renegotiate substantially all of its outstanding debt instruments and renegotiate or make certain payments under various employment agreements with officers of Beverly. Beverly estimates that the costs of such undertakings will approximate $10,200,000 as it relates to restructuring, repaying or renegotiating debt instruments and approximately $17,000,000 as it relates to renegotiating or paying certain amounts under various employment agreements. It is expected that such amounts, along with other transaction costs, will be funded with a portion of the $275,000,000 proceeds to be received as a partial repayment of PCA's intercompany debt, as discussed above. For additional information with respect to material debt instruments of Beverly which affect the liquidity and capital resources of both Beverly and New Beverly, and Beverly's current intentions with respect thereto in order to satisfy its covenants under the Merger Agreement, see "Treatment of Beverly Indebtedness."

     On July 17, 1997, Beverly called its 5 1/2% Debentures for redemption on August 18, 1997. A total of $149,162,550 of the $150 million aggregate principal amount outstanding was converted to 11,189,924 shares of Beverly Common Stock, increasing the outstanding shares of Beverly Common Stock by that amount. The payment of the redemption price of 103.3% of the remaining principal amount plus the cash in lieu of fractional shares was within the amount permitted under the restrictive payment provisions of the 9% Indenture.

     Beverly believes that its existing cash and cash equivalents, working capital from operations, borrowings under its banking arrangements, issuance of certain debt securities and refinancings of certain existing indebtedness will be adequate to repay its debts due within one year of approximately $35,700,000 (including scheduled sinking fund redemption requirements with respect to Beverly's 7 5/8% Debentures, which may be funded in whole or in part from time to time through open market purchases of such debentures), to make normal recurring capital additions and improvements of approximately $138,000,000, to make selective acquisitions, including the purchase of previously leased facilities, to construct new facilities, and to meet working capital requirements for the twelve months ending June 30, 1998.

     As of June 30, 1997, Beverly had total indebtedness of approximately $1,054,200,000 and total stockholders' equity of approximately $890,700,000. On a pro forma basis, as of June 30, 1997, after giving effect to the Merger, the Distribution and all transactions contemplated thereby, as described in the section captioned "Capitalization," above, New Beverly would have total indebtedness of approximately $685,300,000 and stockholders' equity of approximately $835,700,000. The ability of Beverly, or New Beverly, to satisfy its long-term obligations will be dependent upon its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond Beverly's, or New Beverly's, control, such as federal and state healthcare reform. In addition, healthcare service providers operate in an industry that is currently subject to significant changes from business combinations, new strategic alliances, legislative reform, increased regulatory oversight, aggressive marketing practices by competitors and market pressures. In this environment, Beverly is, and it is expected that New Beverly will be, frequently contacted by, and otherwise engage in discussions with, other healthcare companies and financial advisors regarding possible strategic alliances, joint ventures, business combinations and other financial alternatives. The terms of substantially all of New Beverly's debt instruments will require New Beverly to repay or refinance indebtedness under such debt instruments in the event of a change of control. There can be no assurance that New Beverly will have the financial resources to repay such indebtedness upon a change of control. See " -- General."

     Following the Distribution and Merger, New Beverly believes that its cash and cash equivalents, working capital from operations, borrowings under its banking arrangements, issuance of certain debt securities and refinancings of certain existing indebtedness will be adequate to repay its debts due within one year, to make normal recurring capital additions and improvements, to make selective acquisitions, including the purchase of previously leased facilities, to construct new facilities and to meet working capital requirements. On a pro forma basis, as of June 30, 1997, New Beverly would have debts due within one year of approximately $24,100,000 and normal recurring capital additions and improvements for the twelve months ending June 30, 1998 of approximately $118,000,000.

                                    BUSINESS

GENERAL

     References herein to Beverly include Beverly Enterprises, Inc. and its wholly-owned subsidiaries. References herein to New Beverly are to the Remaining Healthcare Business after the consummation of the Transactions. Immediately following the completion of the Transactions, New Beverly will change its name to Beverly Enterprises, Inc.

     The business of Beverly consists principally of providing long-term healthcare, including the operation of nursing facilities, acute long-term transitional hospitals, institutional and mail service pharmacies, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices and home healthcare centers. The business of New Beverly will consist of all of the operations of Beverly except the institutional and mail service pharmacies.


     Beverly is, and New Beverly is expected to be the largest operator of nursing facilities in the United States. At June 30, 1997, Beverly operated 574 nursing facilities with 64,206 licensed beds. The facilities are located in 31 states and the District of Columbia, and range in capacity from 20 to 355 beds. At June 30, 1997, Beverly also operated 74 pharmacies, 33 assisted living centers containing 897 units, 12 transitional hospitals containing 639 beds, 46 outpatient therapy clinics, 21 hospices and six home healthcare centers. It is expected that New Beverly will operate all of such businesses after the Transactions, except for the 74 pharmacies. Beverly's facilities had average occupancy of 86.5% for the six months ended June 30, 1997 and 87.4%, 88.1% and 88.5% during the years ended December 31, 1996, 1995 and 1994, respectively. See "Properties" below.


     Healthcare service providers, such as Beverly, and after the Transactions New Beverly, operate in an industry that is subject to significant changes from business combinations, new strategic alliances, legislative reform, aggressive marketing practices by competitors and market pressures. In this environment, Beverly is, and it is expected that New Beverly will be frequently contacted by, and otherwise engage in discussions with, other healthcare companies and financial advisors regarding possible strategic alliances, joint ventures, business combinations and other financial alternatives.

OPERATIONS

     New Beverly will be organized into three operating units, which will support New Beverly's delivery of vertically integrated services to the long-term healthcare market. These operating units include: (i) Beverly Health and Rehabilitation Services, Inc. ("BHRS") and its subsidiaries provide long-term and subacute care through the operation of nursing facilities and assisted living centers; (ii) Spectra Rehab Alliance, Inc. ("Spectra") and its subsidiaries operate outpatient therapy clinics, and hospices and manage Beverly's rehabilitation services business; and (iii) ATH and its subsidiaries operate Beverly's transitional hospitals.

Each operating unit will be headed by a President who will be a senior officer of New Beverly and will report directly to the President of New Beverly. Each of the three operating units will also have a separate Board of Directors consisting of four senior executives of New Beverly and the President of the unit.

     Long-Term Care. BHRS's nursing facilities provide, and BHRS will continue to provide residents with routine long-term care services, including daily dietary, social and recreational services and a full range of pharmacy services and medical supplies. BHRS's highly skilled staff also offers complex and intensive medical services to patients with higher acuity disorders outside the traditional acute care hospital setting.

     Rehabilitation Therapies. Spectra has developed, and will continue to develop and expand New Beverly's healthcare expertise in rehabilitation and provide skilled rehabilitation (occupational, physical, speech and respiratory) therapies in substantially all of BHRS's nursing facilities. Through Spectra, Beverly offers, and New Beverly will offer, industrial rehabilitation, outpatient therapy clinics, acute hospital therapy contracts, management/consulting rehabilitation programs and hospice programs within Beverly's, and after the Transactions New Beverly's, network of facilities, and to other healthcare providers.

     Transitional Care. ATH operates, and will continue to operate, transitional hospitals which address the needs of patients requiring intense therapy regimens, but not necessarily the breadth of services provided within traditional acute care hospitals. The typical ATH patient requires an average of six hours of nursing care per day for 30 to 45 days.

     Other Services. Beverly offers, and New Beverly will offer, other healthcare related services to payors and patients, including assisted living and home healthcare services, and information and referral systems that link payors and employees to long-term care providers.

     Pharmacy Services. PCA is one of the nation's largest institutional pharmacies delivering drugs and related products and services, infusion therapy and other healthcare products (enteral and urological) to nursing facilities, acute care and transitional care hospitals, home care providers, psychiatric facilities, correctional facilities, assisted living centers, retirement homes and their patients. PCA also provides consultant pharmacist services, which include evaluations of patient drug therapy, and drug handling, distribution and administration within a nursing facility as well as assistance with state and federal regulatory compliance. PCA's mail service pharmacy delivers drugs and medical equipment to workers' compensation payors, claimants and employers. Pursuant to the Merger Agreement and the Distribution Agreement, the Remaining Healthcare Business of Beverly will be transferred to New Beverly and the Institutional Pharmacy Business, operated by PCA, which will be the sole remaining business of Beverly, will be merged with and into Capstone. See "The Distribution" herein and "The Merger Agreement" in the Joint Proxy Statement/Prospectus.

     Beverly has, and New Beverly will have, a Quality Management ("QM") program to help ensure that high quality care is provided in each of its nursing, transitional and outpatient facilities. Beverly's QM program has been a key factor in helping Beverly to exceed the industry's nationwide average compliance statistics, as determined by the Health Care Financing Administration of the Department of Health and Human Services ("HCFA"). Beverly's nationwide QM network of healthcare professionals includes physician Medical Directors, registered nurses, dieticians, social workers and other specialists who work in conjunction with regional and facility based QM professionals. Facility based QM is structured through Beverly's Quality Assessment and Assurance committee. With a philosophy of quality improvement, Beverly-wide clinical indicators are utilized as a database to set goals and monitor thresholds in critical areas directly related to the delivery of healthcare related services. These internal evaluations are used by local quality improvement teams, which include QM advisors, to identify and correct possible problems. The Senior Vice President of QM reports directly to the President of Beverly and the QM Committee of Beverly's Board of Directors, and will report directly to the President of New Beverly and the QM Committee of New Beverly's Board of Directors.

GOVERNMENTAL REGULATION AND REIMBURSEMENT

     Beverly's nursing facilities are, and New Beverly's nursing facilities will be, subject to compliance with various federal, state and local healthcare statutes and regulations. Compliance with state licensing requirements imposed upon all healthcare facilities is a prerequisite for the operation of the facilities and for participation in government-sponsored healthcare funding programs, such as Medicaid and Medicare. Medicaid is a medical assistance program for the indigent, operated by individual states with the financial participation of the federal government. Medicare is a health insurance program for the aged and certain other chronically disabled individuals, operated by the federal government. Changes in the reimbursement policies of such funding programs as a result of budget cuts by federal and state governments or other legislative and regulatory actions could have a material adverse effect on Beverly's and New Beverly's financial position, results of operations and cash flows.

     Beverly receives, and New Beverly will receive, payments for services rendered to patients from (a) each of the states in which its nursing facilities are located under the Medicaid program; (b) the federal government under the Medicare program; and (c)private payors, including commercial insurers and managed care payors, and Veterans Administration ("VA"). The following table sets forth: (i) patient days derived from the indicated sources of payment as a percentage of total patient days, (ii) room and board revenues derived from the indicated sources of payment as a percentage of net operating revenues, and
(iii) ancillary and other revenues derived from all sources of payment as a percentage of net operating revenues, for the periods indicated:

                                      MEDICAID              MEDICARE           PRIVATE AND VA
                                 ------------------    ------------------    ------------------    ANCILLARY
                                           ROOM AND              ROOM AND              ROOM AND       AND
                                 PATIENT    BOARD      PATIENT    BOARD      PATIENT    BOARD        OTHER
                                  DAYS     REVENUES     DAYS     REVENUES     DAYS     REVENUES    REVENUES
                                 -------   --------    -------   --------    -------   --------    ---------
Six months ended:
  June 30, 1997................   68%       40%         13%       13%         19%       15%         32%
Year ended:
  December 31, 1996............   69%       42%         12%       12%         19%       14%         32%
  December 31, 1995............   68%       43%         12%       11%         20%       15%         31%
  December 31, 1994............   68%       47%         12%       11%         20%       16%         26%

     Excluding revenues from the Institutional Pharmacy Business, Medicaid, Medicare, Private and VA, and Ancillary and Other Revenues would have been 47%, 15%, 18% and 20%, respectively, as a percentage of net operating revenues for the six months ended June 30, 1997.

     Consistent with the long-term care industry in general, changes in the mix of Beverly's, or New Beverly's, patient population among the Medicaid, Medicare and private categories can significantly affect revenues and profitability. Although the level of cost reimbursement for Medicare patients typically generates the highest revenue per patient day, profitability is not proportionally increased due to the additional costs associated with the required higher level of nursing care and other services for such patients. In most states, private patients are the most profitable, and Medicaid patients are the least profitable.

     Beverly has experienced significant growth in ancillary revenues over the past several years. Ancillary revenues are derived from providing services to residents beyond room, board and custodial care and include occupational, physical, speech, respiratory and intravenous ("IV") therapy, as well as sales of pharmaceuticals and other services. Such services are currently provided primarily to Medicare and private pay patients, consistent with the trend in healthcare of providing a broader range of services in a lower cost setting, such as Beverly's nursing facilities. Beverly is pursuing, and New Beverly will continue to pursue, further growth of ancillary revenues, through acquisitions as well as internal expansion of specialty services such as rehabilitation. Due to Beverly's continuing efforts to bring therapists on staff as opposed to contracting for their services, and the corresponding reduction in costs, the overall rate of growth in ancillary revenues has been adversely impacted.

     Medicaid programs are currently in existence in all of the states in which Beverly currently, and New Beverly will, operate nursing facilities. While these programs differ in certain respects from state to state, they are all subject to federally-imposed requirements, and at least 50% of the funds available under these programs are provided by the federal government under a matching program.


     Currently, Medicare and most state Medicaid programs utilize a cost-based reimbursement system for nursing facilities which reimburses facilities for the reasonable direct and indirect allowable costs incurred in providing routine patient care services (as defined by the programs) plus, in certain states, efficiency incentives or a return on equity, subject to certain cost ceilings. These costs normally include allowances for administrative and general costs as well as the costs of property and equipment (e.g. depreciation and interest, fair rental allowance or rental expense). In some states, cost-based reimbursement is subject to retrospective adjustment through cost report settlement. In other states, payments made to a facility on an interim basis that are subsequently determined to be less than or in excess of allowable costs may be adjusted through future payments to the affected facility and to other facilities owned by the same owner. State Medicaid reimbursement programs vary as to methodology used to determine the level of allowable costs which are reimbursed to operators.


     Arkansas, California, Louisiana and Texas provide for reimbursement at a flat daily rate, as determined by the responsible state agency. In all other states with a Medicaid program in which Beverly currently operates, and in which New Beverly will operate, payments are based upon facility-specific cost reimbursement formulas established by the applicable state. The Medicaid and Medicare programs each contain specific requirements which must be adhered to by healthcare facilities in order to qualify under the programs.


     Governmental funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease program reimbursement to healthcare facilities. In August 1997 the President signed into law the Balanced Budget Act of 1997 in which the Congress included numerous program changes directed at balancing the federal budget. The legislation changes Medicare and Medicaid policy in a number of ways -- including development of new Medicare and Medicaid health plan options, creation of additional safeguards against health care fraud and abuse, repeal of the Medicaid "Boren Amendment" payment standard and the phasing in of a Medicare prospective payment system for skilled nursing facilities beginning in July 1998. The legislation includes new opportunities for providers to focus further on patient outcomes by creating alternative patient delivery structures and phasing in a Medicare prospective payment system for skilled nursing facilities beginning in July 1998. At this time, Beverly has not been able to assess the impact of these changes, due in large part to uncertainty as to the details of implementation and interpretation of the legislation by HCFA and, therefore, no assurances can be made as to the ultimate impact of this legislation or future healthcare reform legislation on Beverly's and New Beverly's financial position, results of operations, or cash flows. However, future federal budget legislation and regulatory changes may negatively impact New Beverly.


     During the first quarter of 1997, proposed rules were issued by HCFA which, if implemented in their proposed form, would establish guidelines for maximum reimbursement to skilled nursing facilities for contracted speech and occupational therapy services based on equivalent salary amounts for on-staff therapists. In addition, these proposed rules would revise the salary equivalency rules currently in effect for physical therapy services. The full effect of the new rules is not readily determinable as the details of the proposal have not yet been finalized; however, New Beverly does not expect the new rules to have a material adverse effect on its consolidated results of operations or cash flows due to the fact that Beverly provides, and New Beverly will provide, the majority of its therapy services through on-staff therapists.

     In addition to the requirements to be met by nursing facilities for annual licensure renewal, healthcare facilities are subject to annual surveys and inspections in order to be certified for participation in the Medicare and Medicaid programs. In order to maintain their operator's licenses and their certification for participation in Medicare and Medicaid programs, the nursing facilities must meet certain statutory and administrative requirements. These requirements relate to the condition of the facilities and the adequacy and condition of the equipment used therein, the quality and adequacy of personnel, and the quality of medical care. Such requirements are subject to change. There can be no assurance that, in the future, New Beverly will be able to maintain such licenses for its facilities or that New Beverly will not be required to expend significant sums in order to do so.

     HCFA adopted survey, certification and enforcement procedures by regulations effective July 1, 1995 to implement the Medicare and Medicaid provisions of the Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") governing survey, certification and enforcement of the requirements for contract participation by skilled nursing facilities under Medicare and nursing facilities under Medicaid. Among the provisions that HCFA has adopted are requirements that (i) surveys focus on residents' outcomes; (ii) all deviations from the participation requirements will be considered deficiencies, but that all deficiencies will not constitute noncompliance; and (iii) certain types of deficiencies must result in the imposition of a sanction. The regulations also identify alternative remedies and specify the categories of deficiencies for which they will be applied. These remedies include: temporary management; denial of payment for new admissions; denial of payment for all residents; civil money penalties of $50 to $10,000 per day of violation; closure of facility and/or transfer of residents in emergencies; directed plans of correction; and directed in service training. The regulations also specify under what circumstances alternative enforcement remedies or termination, or both, will be imposed on facilities which are not in compliance with the participation requirements. Beverly has undertaken an analysis of the procedures in respect of its programs and facilities covered by the final HCFA regulations. While Beverly is unable to predict with total accuracy the degree to which its programs and facilities will be determined to be in compliance with regulations, compliance data for the past year is available. Results of HCFA surveys for the past year determined that approximately 96% of Beverly's facilities were in compliance with the HCFA criteria. HCFA reports have determined that of the non-Beverly facilities surveyed nationally, approximately 95% of such facilities were determined to be in compliance with such HCFA criteria. Although New Beverly could be adversely affected if a substantial portion of its programs or facilities were eventually determined not to be in compliance with the HCFA regulations, New Beverly believes its programs and facilities generally exceed industry standards.

     Beverly believes that its facilities are in substantial compliance with the various Medicaid and Medicare regulatory requirements currently applicable to them. In the ordinary course of its business, however, Beverly receives notices of deficiencies for failure to comply with various regulatory requirements. Beverly reviews such notices and takes appropriate corrective action. In most cases, Beverly and the reviewing agency will agree upon the steps to be taken to bring the facility into compliance with regulatory requirements. In some cases or upon repeat violations, the reviewing agency may take a number of adverse actions against a facility. These adverse actions can include the imposition of fines, temporary suspension of admission of new patients to the facility, decertification from participation in the Medicaid or Medicare programs and, in extreme circumstances, revocation of a facility's license.

     The Medicaid and Medicare programs provide criminal penalties for entities that knowingly and willfully offer, pay, solicit or receive remuneration in order to induce business that is reimbursed under these programs. The illegal remuneration provisions of the Social Security Act, also known as the "anti-kickback" statute, prohibit the payment or receipt of remuneration intended to induce the purchasing, leasing, ordering or arranging for any good, facility, service or item paid by Medicaid or Medicare programs. The violation of the illegal remuneration provisions is a felony and can result in the imposition of fines of up to $25,000 per occurrence. In addition, certain states in which Beverly's facilities are located, and in which New Beverly facilities will be located, have enacted statutes which prohibit the payment of kickbacks, bribes and rebates for the referral of patients. The Medicare program has published certain "Safe Harbor" regulations which describe various criteria and guidelines for transactions which are deemed to be in compliance with the anti-remuneration provisions. Although Beverly has, and New Beverly will have, contractual arrangements with some healthcare providers, management believes it is in compliance with the anti-kickback statute and other provisions of the Social Security Act and with the applicable state statutes. However, there can be no assurance that government officials responsible for enforcing these statutes will not assert that New Beverly or certain transactions in which it is involved are in violation of these statutes. The Social Security Act also imposes criminal and civil penalties for making false claims to the Medicaid and Medicare programs for services not rendered or for misrepresenting actual services rendered in order to obtain higher reimbursement.

     The Medicare and Medicaid programs also provide for the mandatory and/or permissive exclusion of providers of services who are convicted of certain offenses or who have been found to have violated certain laws or regulations. In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility may subject other facilities under common control or ownership to disqualification from participation in Medicaid and Medicare programs. In addition, some federal and state regulations provide that all facilities under common control or ownership licensed to do business within a state are subject to delicensure if any one or more of such facilities is delicensed.

     While federal regulations do not provide states with grounds to curtail funding of their Medicaid cost reimbursement programs due to state budget deficiencies, states have nevertheless curtailed funding in such circumstances in the past. No assurance can be given that states will not do so in the future or that the future funding of Medicaid programs will remain at levels comparable to the present levels. The United States Supreme Court ruled in 1990 that healthcare providers may bring suit in federal court to enforce the Medicaid Act requirement that the states reimburse nursing facilities at rates which are reasonable and adequate. Nursing facility operators, such as Beverly, and New Beverly after the Transactions, have utilized and should continue to be able to utilize the federal courts to require states to comply with their legal obligation to adequately fund Medicaid programs. However, certain of the legislative proposals discussed above contain provisions which would repeal the provisions of the Medicaid Acts which require states to pay reasonable and adequate rates and which would also eliminate the right to judicial review of certain aspects of the reimbursement systems of state Medicaid programs; therefore, there can be no assurance that nursing facility operators will be able to utilize federal courts for such purposes in the future.

COMPETITION

     The long-term care industry is highly competitive. Beverly's competitive position has varied, and New Beverly's competitive position will vary, from facility to facility, from community to community and from state to state. Some of the significant competitive factors for the placing of patients in a nursing facility include quality of care, reputation, physical appearance of facilities, services offered, family preferences, location, physician services and price. New Beverly's operations will compete with services provided by nursing facilities, acute care hospitals, subacute facilities, transitional hospitals, rehabilitation facilities, therapy clinics, hospices and home healthcare centers. Beverly does, and New Beverly will, compete with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to Beverly, and New Beverly. There can be no assurance that New Beverly will not encounter increased competition which could adversely affect its business, results of operations or financial condition.

EMPLOYEES

     At June 30, 1997, Beverly had approximately 80,000 employees (approximately 76,000 employees excluding those of the Institutional Pharmacy Business). Beverly is, and New Beverly will be, subject to both federal minimum wage and applicable federal and state wage and hour laws and maintains various employee benefit plans.

     The federal government recently increased the minimum wage in two phases, beginning October 1, 1996 and September 1, 1997, respectively. This new legislation did not result in a material increase in Beverly's wage rates in 1996, and Beverly does not anticipate a material impact on its wage rates in 1997, because a substantial portion of Beverly's associates earn in excess of the new minimum wage levels; however, Beverly believes there may continue to be competitive pressures to increase the wage levels of associates earning above the new minimum wage. The effect of the new minimum wage on New Beverly's future operations is not expected to be material as New Beverly believes that a significant portion of such increase will be reimbursed through Medicare and Medicaid rate increases.

     In recent years, Beverly has experienced increases in its labor costs primarily due to higher wages and greater benefits required to attract and retain qualified personnel, increased staffing levels in its nursing facilities due to greater patient acuity and the hiring of therapists on staff. Although New Beverly expects labor costs to increase in the future, it is anticipated that any increase in costs will generally result in higher patient rates in subsequent periods, subject to the time lag in most states, of up to 18 months, between increases in reimbursable costs and the receipt of related reimbursement rate increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Operating Results."

     In the past, the healthcare industry, including Beverly's long-term care facilities, has experienced a shortage of nurses to staff healthcare operations, and, more recently, the healthcare industry has experienced a shortage of therapists. Beverly is not currently experiencing a nursing or therapist shortage, but it competes with other healthcare providers for nursing and therapist personnel and may compete with other service industries for persons serving Beverly in other capacities, such as nurses' aides. A nursing, therapist or nurse's aide shortage could force New Beverly to pay even higher salaries and make greater use of higher cost temporary personnel. A lack of qualified personnel might also require New Beverly to reduce its census or admit patients requiring a lower level of care, both of which could adversely affect operating results.

     Approximately 100 of Beverly's facilities, and after the Transactions New Beverly's facilities, are represented by various labor unions. Certain labor unions have publicly stated that they are concentrating their organizing efforts within the long-term healthcare industry. Beverly, being one of the largest employers within the long-term healthcare industry, has been the target of a "corporate campaign" by two AFL-CIO affiliated unions attempting to organize certain of Beverly's facilities. Although Beverly has never experienced any material work stoppages and believes that its relations with its employees (and the existing unions that represent certain of them) are generally good, Beverly cannot predict the effect continued union representation or organizational activities will have on its, or New Beverly's, future activities. There can be no assurance that continued union representation and organizational activities will not result in material work stoppages, which could have a material adverse effect on New Beverly's operations.

     Excessive litigation is a tactic common to "corporate campaigns" and one that is being employed against Beverly and is expected to continue against New Beverly. There have been several proceedings against facilities to be operated by New Beverly before the National Labor Relations Board ("NLRB"). These proceedings consolidate individual cases from separate facilities, and certain of these proceedings are currently pending before the NLRB. Beverly has, and New Beverly will continue to, vigorously defend these proceedings. Beverly believes, based on advice of its general counsel, that many of these cases are without merit, and further, it is Beverly's belief that the NLRB-related proceedings, individually and in the aggregate, are not material to Beverly's financial position or results of operations or cash flows.

PROPERTIES

     At June 30, 1997, Beverly operated 574 nursing facilities, 33 assisted living centers, 12 transitional hospitals, 74 pharmacies, 46 outpatient therapy clinics, 21 hospices and six home healthcare centers in 36 states and the District of Columbia. It is expected that New Beverly will operate all of such businesses after the Transactions, except for the 74 pharmacies. Most of the 195 leased nursing facilities are subject to "net" leases which require the payment of all taxes, insurance and maintenance costs. Most of these leases have original terms from ten to fifteen years and contain at least one renewal option, which could extend the original term of the leases by five to fifteen years. Many of these leases also contain purchase options. New Beverly believes that all of its physical properties are in good operating condition and suitable for the purposes for which they are being used. Certain of the nursing facilities and assisted living centers to be owned by New Beverly will be included in the collateral securing the obligations under various debt agreements to be assumed by New Beverly.

     The following is a summary of Beverly's and, after the Transactions, subject to adjustments for acquisitions, dispositions and construction after June 30, 1997, New Beverly's nationwide network of nursing facilities, assisted living centers, transitional hospitals, outpatient therapy clinics and hospices at June 30, 1997:

                                                                                          OUTPATIENT
                                                   ASSISTED LIVING      TRANSITIONAL       THERAPY
                             NURSING FACILITIES        CENTERS            HOSPITALS        CLINICS     HOSPICES
                             -------------------   ----------------   -----------------   ----------   --------
                                         TOTAL                                  TOTAL
                                       LICENSED              TOTAL             LICENSED
                             NUMBER      BEDS      NUMBER    UNITS    NUMBER     BEDS       NUMBER      NUMBER
                             -------   ---------   -------   ------   ------   --------   ----------   --------
LOCATION:
Alabama....................     21        2,701       --        --      --        --          --          --
Arizona....................      3          480       --        --       2        78          --          --
Arkansas...................     31        3,803        3        48      --        --          --           2
California.................     69        7,323        2       113      --        --          --           5
Connecticut................      1          120       --        --      --        --          --          --
District of Columbia.......      1          355       --        --      --        --          --          --
Florida....................     64        8,049        5       290      --        --          --          --
Georgia....................     17        2,100        4        72      --        --          18           1
Hawaii.....................      2          396       --        --      --        --          --          --
Illinois...................      3          275       --        --      --        --          --          --
Indiana....................     26        3,817        1        16       1        40          --           1
Kansas.....................     33        2,146        3        39      --        --          --          --
Kentucky...................      8        1,041       --        --      --        --          --          --
Louisiana..................      1          200       --        --      --        --          --          --
Maryland...................      4          585        1        16      --        --          --          --
Massachusetts..............     24        2,402       --        --      --        --          --          --
Michigan...................      2          206       --        --      --        --          --          --
Minnesota..................     35        3,152        2        28      --        --          --           1
Mississippi................     21        2,466       --        --      --        --          --          --
Missouri...................     29        3,038        3       101      --        --          --           1
Nebraska...................     24        2,205        1        16      --        --          --           3
New Jersey.................      1          120       --        --      --        --          --          --
North Carolina.............     11        1,398        1        16      --        --          --          --
Ohio.......................     12        1,435       --        --       1        44           3          --
Oklahoma...................     --           --       --        --       2        64          --          --
Pennsylvania...............     42        4,895        3        53      --        --          --           3
South Carolina.............      3          302       --        --      --        --           1          --
South Dakota...............     17        1,232       --        --      --        --          --          --
Tennessee..................      7          948        2        57       2        70          --          --
Texas......................     --           --       --        --       4       343          24           3
Virginia...................     16        2,113        2        32      --        --          --          --
Washington.................     11        1,080       --        --      --        --          --          --
West Virginia..............      3          310       --        --      --        --          --          --
Wisconsin..................     32        3,513       --        --      --        --          --           1
                               ---       ------       --       ---      --       ---          --          --
                               574       64,206       33       897      12       639          46          21
                               ===       ======       ==       ===      ==       ===          ==          ==
CLASSIFICATION:
Owned......................    378       41,656       29       705       1       198          --          --
Leased.....................    195       22,475        4       192      11       441          46          21
Managed....................      1           75       --        --      --        --          --          --
                               ---       ------       --       ---      --       ---          --          --
                               574       64,206       33       897      12       639          46          21
                               ===       ======       ==       ===      ==       ===          ==          ==

LEGAL PROCEEDINGS
     There are various lawsuits and regulatory actions pending against Beverly arising in the normal course of business, some of which seek punitive damages. To the extent those actions relate to the Remaining

Healthcare Business, they will be assumed by New Beverly after the Disposition and the Merger. Management does not believe that the ultimate resolution of these matters will have a material adverse effect on Beverly's or New Beverly's financial position or results of operations.

MANAGEMENT

     The table below sets forth, as to each executive officer and director of Beverly, such person's name, positions with Beverly and age. Each executive officer and director of Beverly holds office until a successor is elected, or until the earliest of death, resignation or removal. Each executive officer is elected or appointed by the Beverly Board of Directors. It is expected that most, if not all, of the executive officers listed below (other than Dr. Renschler who will become the Chief Executive Officer and a director of Capstone following the Distribution and Merger) will be asked to continue their employment with New Beverly in substantially the same capacity as such individuals have served Beverly. It is also expected that the directors of Beverly, listed below, will continue as directors of New Beverly.

     The executive officers listed below have employment or severance agreements that provide for certain payments in the event of a "change of control" (as defined in the relevant employment or severance agreements). Executive officers entitled to payments in the event of a change of control under current employment agreements with Beverly will be asked to waive their right to such payments as a condition to entering into a new employment or severance agreement with New Beverly. It is anticipated that the employment or severance agreements to be entered into between such executive officers and New Beverly will provide certain payments in the event of a "change of control" (as such term will be defined in such employment agreements) of New Beverly. The current directors of New Beverly are Messrs. Banks, Hendrickson, Pommerville, Stephens and Tabakin. Immediately following the Distribution, Messrs. Pommerville, Stephens and Tabakin will resign from the Board of Directors of New Beverly and will be replaced by the then current non-employee directors of Beverly. No assurance can be given that any of the executive officers or directors listed below will accept any offered positions with New Beverly or that the management team of New Beverly will remain substantially the same as Beverly's management team. The information below is given as of August 31, 1997.


                   NAME                                       POSITION                     AGE
                   ----                                       --------                     ---
David R. Banks(1).........................  Chairman of the Board, Chief Executive         60
                                            Officer and Director
Boyd W. Hendrickson(1)....................  President, Chief Operating Officer and         52
                                            Director
William A. Mathies........................  Executive Vice President and President of      37
                                            BHRS
T. Jerald Moore...........................  Executive Vice President and President of      56
                                            ATH
Robert W. Pommerville.....................  Executive Vice President, General Counsel      57
                                            and Secretary
C. Arnold Renschler, M.D. ................  Executive Vice President and President of      55
                                            PCA
Bobby W. Stephens.........................  Executive Vice President -- Asset Management   52
Scott M. Tabakin..........................  Executive Vice President and Chief Financial   38
                                            Officer
Mark D. Wortley...........................  Executive Vice President and President of      42
                                            Spectra
Pamela H. Daniels.........................  Vice President, Controller and Chief           33
                                            Accounting Officer
Beryl F. Anthony, Jr.(1)(3)(5)............  Director                                       59
James R. Greene(2)(3)(4)..................  Director                                       76
Edith E. Holiday(2)(4)(5).................  Director                                       45
Jon E. M. Jacoby(1)(2)....................  Director                                       59
Risa J. Lavizzo-Mourey, M.D.(3)(4)........  Director                                       43
Marilyn R. Seymann(2)(4)(5)...............  Director                                       54


---------------

     (1) Member of Executive Committee.
     (2) Member of Audit Committee.
     (3) Member of Compensation Committee.
     (4) Member of Quality Management Committee.
     (5) Member of Nominating Committee.

     Mr. Banks has been a director of Beverly since 1979 and has served as Chief Executive Officer since May 1989 and Chairman of the Board since March 1990. Mr. Banks was President of Beverly from 1979 to September 1995. Mr. Banks is a director of Nationwide Health Properties, Inc., Ralston Purina Company, Wellpoint Health Networks, Inc., and trustee for Occidental College.

     Mr. Hendrickson joined Beverly in 1988 as a Division President. He was elected Vice President of Marketing in May 1989, Executive Vice President of Operations and Marketing in February 1990, President of BHRS in January 1995 and President, Chief Operating Officer and a director of Beverly in September 1995.

     Mr. Mathies joined Beverly in 1981 as an Administrator in training. He was an Administrator until 1986 at which time he became a Regional Manager. In 1988, Mr. Mathies was elected Vice President of Operations for the California region and was elected Executive Vice President of Beverly and President of BHRS in September 1995.

     Mr. Moore joined Beverly as Executive Vice President in December 1992 and was elected President of ATH in June 1996. Mr. Moore was employed at Aetna Life and Casualty from 1963 to 1992 and was elected Senior Vice President in 1990.

     Mr. Pommerville first joined Beverly in 1970 and left in 1976. He rejoined Beverly as Vice President and General Counsel in 1984 and was elected Secretary in February 1990, Senior Vice President in March 1990 and Executive Vice President and Acting Compliance Officer in February 1995.

     Dr. Renschler joined Beverly in 1996 as Executive Vice President and President of PCA. In connection with the Merger, it is expected that Dr. Renschler will resign as an officer of Beverly and become Chief Executive Officer and a director of Capstone. From 1990 to 1996, Dr. Renschler was Senior Vice President and Chief Clinical Officer, as well as President of three operating divisions of NovaCare, Inc. and a member of its board of directors. Prior to that time, he held a series of key executive positions at Manor Healthcare Corp., including President and Chief Operating Officer.

     Mr. Stephens joined Beverly as a staff accountant in 1969. He was elected Assistant Vice President in 1978, Vice President of Beverly and President of Beverly's Central Division in 1980, and Executive Vice President in February 1990. Mr. Stephens is a director of City National Bank in Fort Smith, Arkansas, Beverly Japan Corporation, and Harbortown Properties, Inc.

     Mr. Tabakin joined Beverly in October 1992 as Vice President, Controller and Chief Accounting Officer. He was elected Senior Vice President in May 1995, Acting Chief Financial Officer in September 1995, and Executive Vice President and Chief Financial Officer in October 1996. From 1980 to 1992, Mr. Tabakin was with Ernst & Young LLP.

     Mr. Wortley joined Beverly as Senior Vice President and President of Spectra in September 1994 and was elected Executive Vice President in February 1996. From 1988 to 1994, Mr. Wortley was an officer of Therapy Management Innovations.

     Ms. Daniels joined Beverly in May 1988 as Audit Coordinator. She was promoted to Financial Reporting Senior Manager in 1991 and Director of Financial Reporting in 1992. She was elected Vice President, Controller and Chief Accounting Officer in October 1996. From 1985 to 1988, Ms. Daniels was with Price Waterhouse LLP.

     Mr. Anthony served as a member of the United States Congress and was Chairman of the Democratic Congressional Campaign Committee from 1987 through 1990. In 1993, he became a partner in the Winston & Strawn law firm. He has been a director of Beverly since January 1993.

     Mr. Greene's principal occupation has been that of a director and consultant to various U.S. and international businesses since 1986. He is a director of a number of mutual funds of Alliance Capital Management Corporation, Buck Engineering Company and Bank Leumi. He has been a director of Beverly since January 1991.

     Ms. Holiday is an attorney. She served as White House Liaison for the Cabinet and all federal agencies during the Bush administration. Prior to that, Ms. Holiday served as General Counsel of the U.S. Treasury Department, as well as its Assistant Secretary of Treasury for Public Affairs and Public Liaison. She is a director of Amerada Hess Corporation, Hercules Incorporated and H. J. Heinz Company and a director or trustee of various investment companies in the Franklin Templeton Group of Funds. She has been a director of Beverly since March 1995.

     Mr. Jacoby is Executive Vice President, Chief Financial Officer and a director of Stephens Group, Inc. Mr. Jacoby has held the indicated positions with Stephens Group, Inc. since 1986, and prior to that time, served as Manager of the Corporate Finance Department and Assistant to the President of Stephens Inc. Mr. Jacoby is a director of the American Classic Voyages Company, Delta and Pine Land Company, Inc. and Medicus Systems, Inc. He has been a director of Beverly since February 1987.

     Dr. Lavizzo-Mourey is Director of the Institute of Aging, Chief of the Division of Geriatric Medicine and Associate Executive Vice President for health policy at the University of Pennsylvania, Ralston-Penn Center. From 1992 to 1994, Dr. Lavizzo-Mourey was in the Senior Executive Service in the Agency for Health Care Policy and Research, U.S. Public Health Service of the Department of Health and Human Services. She is a director of Medicus Systems, Inc. and Nellcor Puritan Bennett. She has been a director of Beverly since March 1995.

     Ms. Seymann is President and Chief Executive Officer of M One, Inc., a management and information systems consulting firm specializing in the financial services industry. From 1990 to 1993, Ms. Seymann was Director and Vice Chairman of the Federal Housing Finance Board. Prior to that, she served as Managing Director of Andersen Asset Based Services, a unit of Arthur Andersen LLP. From 1986 to 1990, Ms. Seymann was Executive Vice President of Chase Bank of Arizona and served as President, Private Banking of Chase Trust Company from 1987 to 1990. She has been a director of Beverly since March 1995.

     During 1996, there were nine meetings of Beverly's Board of Directors. Each director attended 75% or more of the meetings of the Board and committees on which he or she served.

DIVIDEND POLICY

     Beverly currently does not pay dividends on any of its issued and outstanding securities. New Beverly does not expect to pay any dividends for the foreseeable future. Rather, New Beverly expects that it will reinvest any earnings into funding future acquisitions and growth. Any future payments of dividends and the amount thereof will be dependent upon New Beverly's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors of New Beverly from time to time.

                     PRINCIPAL STOCKHOLDERS OF NEW BEVERLY

     New Beverly will be a wholly-owned subsidiary of Beverly until the consummation of the Distribution. Because all of the shares of New Beverly Common Stock now held by Beverly will be distributed to shareholders of Beverly in connection with the Distribution, the number of shares of New Beverly Common Stock shown below to be owned beneficially by certain beneficial owners holding more than five percent of the issued and outstanding Beverly Common Stock, as well as by each director and by all directors and officers as a group will depend upon the number of shares held by such persons at the time of the Distribution. This table assumes that each of the executive officers set forth below will (i) be offered a position with New Beverly and (ii) accept such position if offered. In order to present estimated beneficial ownership of the persons and entities set forth below immediately following the Distribution, the following table shows: (i) the number of shares of Beverly Common Stock beneficially owned by such person or entities as of August 31, 1997 (including, if applicable, shares underlying Company Options exercisable within 60 days of such date) and (ii) the number of shares of New Beverly Common Stock that such persons or entities would own immediately following the Distribution (including, if applicable, shares underlying New Beverly Options exercisable within 60 days of such date), assuming none of such persons or entities disposes of any shares of Beverly Common Stock prior to the Distribution and Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


     The following table sets forth as of September 25, 1997, those persons who beneficially own more than five percent of the issued and outstanding Beverly Common Stock based on information filed in reports by such persons with the SEC.


                                                          NUMBER OF         PERCENT OF
                                                          SHARES OF           TOTAL
                         NAME                            COMMON STOCK      COMMON STOCK
                         ----                            ------------      ------------
FMR Corp...............................................  7,894,799(1)          7.2%
  ("FMR")
  82 Devonshire Street
  Boston, MA 02109
Franklin Resources, Inc................................  8,417,800(2)          7.7%
  ("Franklin")
  777 Mariners Island Blvd.
  San Mateo, CA 94404
Loomis, Sayles & Company, L.P..........................  6,213,650(3)          5.7%
  ("Loomis")
  One Financial Center
  Boston, MA 02111
Wellington Management Company..........................  6,463,419(4)          5.9%
  ("WMC")
  75 State Street
  Boston, MA 02109

---------------

(1) Based on the latest schedule 13G, dated February 14, 1997, provided to Beverly by FMR; FMR had sole voting power with regard to 746,928 shares and sole dispositive power with respect to 7,894,799 shares.

(2) Based on the latest schedule 13G, dated February 12, 1997, provided to Beverly by Franklin; Franklin had sole voting and dispositive power with respect to 8,417,800 shares.

(3) Based on the latest schedule 13G, dated February 13, 1997, provided to Beverly by Loomis; Loomis had sole voting power with respect to 2,176,125 shares and shared dispositive power with respect to 6,213,650 shares.

(4) Based on the latest schedule 13G, dated January 24, 1997, provided to Beverly by WMC; WMC had shared voting power with respect to 1,663,574 shares and shared dispositive power with respect to 6,463,419 shares.

SECURITY OWNERSHIP OF MANAGEMENT


     The following table sets forth as of September 25, 1997, the amount of Beverly Common Stock beneficially owned by each of Beverly's directors, each executive officer named in the Summary Compensation Table included in Beverly's Proxy Statement for the Annual Meeting of Stockholders held on May 29, 1997, and all directors and executive officers as a group based on information obtained from such persons.



                                            AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                -----------------------------------------------------------------
                                SOLE VOTING     OPTIONS                                             PERCENTAGE
                                    AND       EXERCISABLE     OTHER                                     OF
                                INVESTMENT      WITHIN      BENEFICIAL     DEFERRED                   COMMON
                                   POWER        60 DAYS     OWNERSHIP    COMPENSATION     TOTAL       STOCK
                                -----------   -----------   ----------   ------------   ---------   ----------
Beryl F. Anthony, Jr..........           0        22,500           0         4,473(1)      26,817        *
David R. Banks................     216,864(3)    377,223       8,774(4)      1,820(2)     604,439        *
James R. Greene...............         500        22,500           0         9,551(1)      32,396        *
Boyd W. Hendrickson...........     190,218(3)    128,643           0         1,374(2)     320,053        *
Edith E. Holiday..............         800         7,500         200(4)      1,896(1)      10,319        *
Jon E. M. Jacoby..............           0        22,500           0         7,662(1)      29,967        *
Risa J. Lavizzo-Mourey,
  M.D.........................       1,000         7,500           0         2,088(1)      10,471        *
William A. Mathies............      86,491(3)     71,250       2,879(4)        839(2)     151,550        *
C. Arnold Renschler,
  M.D.(5).....................      65,000(3)     58,750           0         1,052(2)     124,740        *
Marilyn R. Seymann............       1,000         7,500           0         2,556(1)      10,900        *
Mark D. Wortley...............      66,738(3)     41,250           0           807(2)     108,688        *
All Directors and Executive
  Officers as a Group (16
  Persons)(5).................   1,142,915     1,097,172      16,268        37,032      2,303,185      2.1%


---------------

 *  Percentage of Common Stock owned does not exceed 1%.

(1) Participant in the Beverly Non-Employee Director Deferred Compensation Plan.

(2) Participant in the Beverly Executive Deferred Compensation Plan.

(3) Includes shares allocated to the employee through participation in Beverly's Employee Stock Purchase Plan.

(4) Includes shares owned by family members.

(5) C. Arnold Renschler, M.D., currently an Executive Vice President of Beverly and President of PCA, is expected to resign his position with Beverly effective as of the Effective Time of the Merger, when he will assume the position of Chief Executive Officer and will become a director of Capstone.

                      EXECUTIVE AND DIRECTOR COMPENSATION

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the Chief Executive Officer and the other four most highly compensated individuals of Beverly as to whom the total annual salary and bonus for the year ended December 31, 1996, exceeded $100,000. All of these individuals were executive officers of Beverly at December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM
                                                                                                COMPENSATION
                                                                                           ----------------------
                                                                                               AWARDS PAYOUTS
                                                ANNUAL                                     ----------------------
                                             COMPENSATION                     RESTRICTED    SECURITIES
                                           -----------------   OTHER ANNUAL     STOCK       UNDERLYING     LTIP      ALL OTHER
                                  FISCAL   SALARY     BONUS    COMPENSATION     AWARDS     OPTIONS/SARS   PAYOUTS   COMPENSATION
  NAME AND PRINCIPAL POSITION      YEAR      ($)       ($)         ($)        ($)(7)(8)        (#)          ($)        ($)(9)
  ---------------------------     ------   -------   -------   ------------   ----------   ------------   -------   ------------
David R. Banks..................   1996    597,542   324,973        None       697,500        90,000       None        20,230
  Chairman of the Board and        1995    622,096      None        None          None          None       None        51,973
  Chief Executive Officer          1994    539,170   173,384        None       151,711        60,000       None        51,469
Boyd W. Hendrickson.............   1996    437,971   245,314        None       581,250        65,000       None        17,973
  President and Chief              1995    392,862      None        None       412,500        70,000       None        38,100
  Operating Officer(1)             1994    323,502    80,912        None        70,798        30,000       None        40,646
William A. Mathies..............   1996    275,000   185,000     216,198(5)    465,000        40,000       None         8,858
  Executive Vice President         1995    203,481    44,334      48,465(5)    206,250        35,000       None        19,526
  and President-Beverly            1994    159,260    29,958        None        26,223        12,000       None        18,630
  Health & Rehabilitation
  Services, Inc.(BHRS)(2)
C. Arnold Renschler, MD.........   1996    200,481   187,500      46,995(6)    673,750       285,000       None         1,226
  Executive Vice President         1995
  and President-Pharmacy           1994
  Corporation of America(3)
Mark D. Wortley.................   1996    258,704   171,316        None       465,000        75,000       None         8,693
  Executive Vice President         1995    230,481      None        None          None          None       None        12,793
  and President-Spectra            1994     65,769    24,000        None        20,996        50,000       None         3,779
  Rehab Alliance, Inc.(4)

---------------

(1) Mr. Hendrickson was elected to his current position on September 29, 1995. Prior to that he was Executive Vice President and President-BHRS.

(2) Mr. Mathies was elected to his current position on September 29, 1995. Prior to that he was a Vice President-Operations of BHRS.

(3) Dr. Renschler assumed his current position on June 3, 1996.

(4) Mr. Wortley was elected to his current position on February 9, 1996. Prior to that he was a Senior Vice President and President of Spectra Rehab Alliance, Inc.

(5) Relocation costs and expenses paid to Mr. Mathies in connection with his relocation from California to Arkansas.

(6) Relocation costs and expenses paid to Dr. Renschler in connection with his relocation from Pennsylvania to Florida.

(7) Amounts shown as Restricted Stock Awards consist of the following (shown in dollars) (Beverly does not currently pay dividends on its Common Stock).

                                   YEAR   MR. BANKS   MR. HENDRICKSON   MR. MATHIES   DR. RENSCHLER   MR. WORTLEY
                                   ----   ---------   ---------------   -----------   -------------   -----------
Restricted Stock Grants..........  1996       None           None            None        183,750(a)        None
                                   1995       None        412,500(b)      206,250(b)                       None
                                   1994       None           None            None                          None
Performance Shares(c)............  1996    697,500        581,250         465,000        490,000        465,000
                                   1995
                                   1994
Award Pursuant to the............  1996
  Annual Incentive Plan(d)         1995
                                   1994     43,346         20,228           7,494                         5,995
Award Pursuant to the............  1996
  Equity Incentive Plan(e)         1995
                                   1994    108,365         50,570          18,729                        15,001
    Total........................  1996    697,500        581,250         465,000        673,750        465,000
                                   1995       None        412,500         206,250                          None
                                   1994    151,711         70,798          26,223                        20,996

---------------

    (a) The total $183,750 restricted stock award to Dr. Renschler in 1996 consists of, on June 3, 1996, at which time the closing price of the Common Stock was $12.25, a grant of 15,000 shares which vest twenty-five percent per year beginning one year from the date of the grant.

    (b) The total $412,500 restricted stock award to Mr. Hendrickson and the total $206,250 restricted stock award to Mr. Mathies in 1995 consists of, on October 2, 1995, at which time the closing price of the Common Stock was $13.75, grants of 30,000 and 15,000 shares respectively, which vest twenty-five percent per year beginning one year from the date of grant.

    (c) The total $697,500, $581,250, $465,000 and $465,000 Performance Share
        awards to Mr. Banks, Mr. Hendrickson, Mr. Mathies and Mr. Wortley consist of, on February 9, 1996, at which time the closing price of the Common Stock was $11.625, a grant of performance-based restricted stock in the following number of shares: 60,000; 50,000; 40,000; and 40,000 respectively. Performance is measured by appreciation in the price of Common Stock from December 31, 1995. To satisfy the performance restriction, the Common Stock must close at or above the performance target for at least five consecutive trading days on the New York Stock Exchange. Achievement of the performance target for any performance period is deemed to be achievement of the performance target for all prior performance periods. The percentage of shares that vest, if the performance target is met, and the performance target, are: 10% and $14.00; 20% and $16.125; 20% and $18.50; 25% and $21.375; 25% and $24.50
        for 1996, 1997, 1998, 1999 and 2000 respectively. The total $490,000
        Performance Share award to Dr. Renschler consists of, on June 3, 1996, at which time the closing price of the Common Stock was $12.25, a grant of 40,000 shares with the same performance targets and vesting schedule as set forth above.

    (d) For 1994 performance, the Annual Incentive Plan provided for the payment of 20% of the annual incentive award earned to be paid by a grant of other stock units, vesting one year from the grant date. The following number of other stock units were granted to the named Executive
        Officers: Mr. Banks -- 3,152; Mr. Hendrickson -- 1,471; Mr.
        Mathies -- 545; and Mr. Wortley -- 436.

    (e) The Equity Incentive Plan provided, for 1994 performance, the granting of phantom units, with cliff vesting four years from the grant date. The phantom units are payable, upon vesting, at an amount per unit equal to the fair market value of the Common Stock on that date, in cash, shares of Common Stock or a combination thereof at the discretion of the Compensation Committee. The following number of phantom units were granted to the named executive officers, to vest on February 14, 2000:
        Mr. Banks -- 7,881; Mr. Hendrickson -- 3,678; Mr. Mathies -- 1,362; and Mr. Wortley -- 1,091.

(8) Based on the closing price for the Common Stock of $12.75, at December 31, 1996, the number and value of aggregate restricted stock, performance shares and phantom unit holdings for the named executive officers are as follows:

                                         MR. BANKS   MR. HENDRICKSON   MR. MATHIES   DR. RENSCHLER   MR. WORTLEY
                                         ---------   ---------------   -----------   -------------   -----------
Restricted Stock............  (Shares)       None         22,500          11,250         15,000           None
                              (Value $)      None        286,875         143,437        191,250           None
Performance Shares..........  (Shares)     60,000         50,000          40,000         40,000         40,000
                              (Value $)   765,000        637,500         510,000        510,000        510,000
Phantom Units...............  (Shares)     16,274          7,571           2,436           None          1,091
                              (Value $)   207,493         96,530          31,059           None         13,910

(9) All other compensation consists of the following:

                                   YEAR   MR. BANKS   MR. HENDRICKSON   MR. MATHIES   DR. RENSCHLER   MR. WORTLEY
                                   ----   ---------   ---------------   -----------   -------------   -----------
Car Allowance(a).................  1996       None           None            None           None           None
                                   1995      2,019          2,019           2,019                         2,019
                                   1994      7,500          7,500           7,500                         2,192
Matching Contribution to.........  1996      2,340          2,340           2,340           None          2,340
Employee Stock Purchase            1995      2,340          2,340           2,340                         2,340
Plan(b)                            1994      2,340          2,340           2,250                          None
Executive Medical Plan...........  1996      3,834          6,659           1,347             62            887
                                   1995      6,168          9,660           4,098                         2,530
                                   1994      7,661         11,479           3,570                         1,379
Premiums Under Executive.........  1996      1,350          1,080             177           None            216
Life Insurance Plan(c)             1995      4,753          2,607             420                           294
                                   1994      4,410          2,392             407                          None
Regular Life Insurance...........  1996      5,648          2,187             297            626            464
Plan(d)                            1995      3,410          1,483             167                           282
                                   1994      1,125            720              99                            33
Matching Contribution to.........  1996      3,341          1,990             980           None          1,069
Executive Retirement               1995     30,541         17,249           7,938                         2,586
Plan(e)                            1994     28,258         16,040           4,629                          None
Financial Planning...............  1996       None           None            None           None           None
                                   1995       None           None            None                          None
                                   1994        175            175             175                           175
Benefit Allowance(f).............  1996      3,717          3,717           3,717            538          3,717
                                   1995      2,742          2,742           2,544                         2,742
    Total........................  1996     20,230         17,973           8,858          1,226          8,693
                                   1995     51,973         38,100          19,526                        12,793
                                   1994     51,469         40,646          18,630                         3,779

---------------

    (a) Car allowances were discontinued in 1995. Amounts previously paid were added to base salary.

    (b) The Employee Stock Purchase Plan enables all full-time employees which have completed one year of continuous service to purchase shares of Common Stock through payroll deductions of up to $300 per pay period. Beverly contributes 30% of the amount of payroll deductions for the participating employee.

    (c) Effective January 1, 1996, the amount shown represents the dollar value benefit of premium payments under split dollar life insurance policies for which Beverly will be reimbursed for premiums paid. In prior years, the amounts shown represented premiums on individual term life insurance policies.

    (d) Imputed income for life insurance provided under Beverly's regular life insurance plan for amounts in excess of $50,000.

    (e) The Beverly Enterprises, Inc. Executive Retirement Plan, (the "Executive Retirement Plan") provides that, depending on the Beverly's profits, Beverly will match each participant's annual contribution, based on a sliding scale relating to years of service with the Beverly, up to a maximum of six percent of a participant's compensation. The Executive Retirement Plan also provides that Beverly will pay each participant additional compensation approximately equivalent to the tax liability such participant shall accrue as a result of the Beverly's contribution. During 1995 and 1994, Beverly contributed 50 percent and during 1996, five percent of the maximum match permitted under the Executive Retirement Plan for each participant. These figures include both the employer match and the additional compensation for reimbursement of taxes.

    (f) Reimbursement for premiums paid under regular medical and dental insurance.

     The following tables set forth certain information at December 31, 1996 and for the fiscal year then ended with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above. No stock appreciation rights have been granted and no options have been granted at an option price below fair market value on the date of the grant.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS                      GRANT DATE
                                   ------------------------------------------------------     VALUE
                                    NUMBER OF      % OF TOTAL                               ----------
                                    SECURITIES    OPTIONS/SARS                              GRANT DATE
                                    UNDERLYING     GRANTED TO    EXERCISE OR                 PRESENT
                                   OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION     VALUE
              NAME                  GRANTED(#)    FISCAL YEAR      ($/SH)         DATE        ($)(2)
              ----                 ------------   ------------   -----------   ----------   ----------
David R. Banks...................     90,000(1)       5.26%         12.75       12/11/06      684,900(6)
Boyd W. Hendrickson..............     65,000(1)       3.80%         12.75       12/11/06      494,650(6)
William B. Mathies...............     40,000(1)       2.34%         12.75       12/11/06      304,400(6)
C. Arnold Renschler, M.D. .......     35,000(2)       2.04%         12.25       06/03/01      172,900(7)
                                     160,000(2)       9.35%        12.625       06/13/01      819,200(8)
                                      40,000(1)       2.34%         12.75       12/11/06      304,400(6)
                                      50,000(3)       2.92%        12.625       06/12/02      256,000(8)
Mark Wortley.....................     22,400(4)       1.31%        11.625       02/09/01       97,216(9)
                                      40,000(1)       2.34%         12.75       12/11/06      304,400(6)
                                      12,600(5)       0.74%        11.625       02/09/01       54,684(9)

---------------

(1) Nonqualified stock options granted on December 12, 1996. 25% of these options become fully exercisable one year from the grant date and 25% per year thereafter on a cumulative basis.

(2) Nonqualified stock options for 35,000 shares were granted on June 3, 1996 and nonqualified stock options for 160,000 shares were granted on June 13, 1996. 25% of these options become fully exercisable one year from the grant date and 25% per year thereafter on a cumulative basis.

(3) Nonqualified stock options granted on June 13, 1996. 10,000 shares vested on December 31, 1996. 40,000 shares are subject to performance conditions contained in the stock option agreement. 20,000 shares will vest on December 31, 1997 if the 1997 performance conditions are met and 20,000 shares will vest on December 31, 1998 if the 1998 performance conditions are met. Certain of the 1997 and all of the 1998 performance conditions will be set by the Compensation Committee at a later date.

(4) Nonqualified stock options granted on February 9, 1996. 25% of these options become fully exercisable one year from the grant date and 25% per year thereafter on a cumulative basis.

(5) Incentive stock options granted on February 9, 1996. 25% of these options become fully exercisable one year from the grant date and 25% per year thereafter on a cumulative basis.

(6) Based upon the Black-Scholes Option Valuation Model, which estimates the present dollar value of options to purchase shares of Common Stock to be $7.61 per option share. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized will be at or near the value estimated by the Black-Scholes Model. The assumptions underlying the Black-Scholes Model include: (a) an expected volatility of .3440 based on the thirty-six months prior to the grant date,
    (b) a risk-free rate of return of 6.54%, which approximates the ten year U.S. Treasury Strip Rate on the grant date, (c) no dividend on the Common Stock, and (d) a ten year period from the grant until expiration.

(7) Based upon the Black-Scholes Option Valuation Model, which estimates the present dollar value of options to purchase shares of Common Stock to be $4.94 per option share. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized will be at or near the value estimated by the Black-Scholes Model. The assumptions underlying the Black-Scholes Model include: (a) an expected volatility of .3226 based on the thirty-six months prior to the grant date,
    (b) a risk-free rate of
    return of 6.64%, which approximates the five year U.S. Treasury Strip Rate on the grant date, (c) no dividend on the Common Stock, and (d) a five year period from the grant until expiration.

(8) Based upon the Black-Scholes Option Valuation Model, which estimates the present dollar value of options to purchase shares of Common Stock to be $5.12 per option share. This analysis assumed that all performance conditions would be met for vesting. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized will be at or near the value estimated by the Black-Scholes Model. The assumptions underlying the Black-Scholes Model include: (a) an expected volatility of .3326 based on the thirty-six months prior to the grant date, (b) a risk-free rate of return of 6.79%, which approximates the five year U.S. Treasury Strip Rate on the grant date, (c) no dividend on the Common Stock, and (d) a five year period from the grant until expiration.

(9) Based upon the Black-Scholes Option Valuation Model, which estimates the present dollar value of options to purchase shares of Common Stock to be $4.34 per option share. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized will be at or near the value estimated by the Black-Scholes Model. The assumptions underlying the Black-Scholes Model include: (a) an expected volatility of .3167 based on the thirty-six months prior to the grant date,
    (b) a risk-free rate of return of 5.23%, which approximates the five year U.S. Treasury Strip Rate on the grant date, (c) no dividend on the Common Stock, and (d) a five year period from the grant until expiration.

COMPENSATION OF DIRECTORS AND OTHER INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES

     Effective June 1, 1996, compensation to Beverly directors other than Mr. Banks and Mr. Hendrickson was changed to an annual retainer of $25,000 for serving as a director plus an additional fee of $1,000 for each Board or committee meeting attended. In addition, committee chairpersons receive $1,000 for each committee meeting chaired. Mr. Banks, the current Chairman of the Board and Chief Executive Officer of Beverly, and Mr. Hendrickson, the current President and Chief Operating Officer of Beverly, received no additional cash compensation for serving on the Board or its committees.

     Pursuant to the Beverly Enterprises, Inc. Non-Employee Directors' Stock Option Plan, each non-employee director is automatically granted an option to purchase 2,500 shares of Beverly Common Stock on June 1 of each year, at an exercise price of 100 percent of the fair market value of such Common Stock on the respective grant dates. The options become fully exercisable one year from the grant date.

     During 1996, there were nine meetings of the Beverly Board. Each director attended 75% or more in the aggregate of the meetings of the Beverly Board and committees on which the director served.

     The Executive Committee, which met nine times during 1996, is delegated authority to exercise all of the authority of the Beverly Board during the intervals between meetings except that authority delegated to other committees or extraordinary actions.

     The Audit Committee, which met three times during 1996, reviews and acts, or reports to the Beverly Board, with respect to various auditing and accounting matters, including the selection of Beverly's independent auditors, the scope of audit procedures, the nature of services to be performed for Beverly by and the fees to be paid to the independent auditors, oversight of Beverly's internal audit function, the performance of Beverly's independent auditors and the accounting practices of Beverly.

     The Nominating Committee, which met two times during 1996, is delegated the following responsibilities: (i) identification and recommendation for nomination of candidates to stand for election to the Beverly Board; and (ii) establishment of procedures for the nomination process and criteria for the selection of nominees, including stockholders' suggestions of nominees for director that are submitted in writing in compliance with Beverly's Bylaws. The Nominating Committee is also responsible for administering the Beverly Board's self-evaluation.

     The Quality Management Committee, which met six times during 1996, monitors the quality of service provided by Beverly and reports to the Beverly Board of Directors progress made toward reaching quality goals.

     The Compensation Committee met seven times during 1996. See the Compensation Committee Report on Executive Compensation below for a discussion of the Compensation Committee functions.

THE BEVERLY NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN

     The following is a description of the Beverly Enterprises, Inc. Non-Employee Director Deferred Compensation Plan (the "Non-Employee Director Plan") that was approved by the Beverly stockholders and became effective May 29, 1997. The purpose of the Non-Employee Director Plan is to provide outside directors with the opportunity to receive awards equivalent to shares of Beverly Common Stock (referred to as "deferred share units") and to defer receipt of compensation for services rendered to Beverly. It is expected that New Beverly will assume the Non-Employee Director Plan immediately following the Transactions. It is intended that the Non-Employee Director Plan shall aid Beverly (and after the Transactions, New Beverly) in retaining and attracting non-employee directors whose abilities, experience and judgment can contribute to the continued progress of Beverly (and after the Transactions, New Beverly). Further, the Non-Employee Director Plan is intended to more closely align directors with stockholders through compensation awards equivalent to shares of Beverly Common Stock (and after the Transactions, New Beverly Common Stock).

     There are three types of contributions available under the Non-Employee Director Plan. First, directors will be able to defer all or part of retainer and meeting fees to a pre-tax deferred compensation account with two investment options. The first investment option will be a cash account which is credited with interest (at a variable interest rate equal to the prime interest rate as established by a major New York bank), and the second investment option will be a deferred share unit account, with each unit having a value equivalent to one share of Beverly Common Stock (and after the Transactions, New Beverly Common Stock). A director's deferred share unit account will fluctuate in value as if it had been invested in Beverly Common Stock (and after the Transactions, New Beverly Common Stock), however the Non-Employee Director Plan is not actually funded and amounts deferred will not necessarily be invested in the Beverly Common Stock (and after the Transactions, New Beverly Common Stock). It is possible for the value of a director's account to decrease in value as a result of this deemed investment if the value of the Beverly Common Stock (and after the Transactions, New Beverly Common Stock) decreases.

     The second type of contribution is a Beverly matching contribution. Beverly (and after the Transactions, New Beverly) will match 25% of the amount that is deferred, but only to the extent the director elects to credit his deferral into the deferred share unit account.

     Third, in connection with the termination of Beverly's previous retirement plan for non-employee directors, in order to replace lost benefits under such plan, directors will receive a grant of 500 deferred share units each year under the Non-Employee Director Plan. Both Beverly (and after the Transactions, New Beverly) matching contributions and the annual 500 deferred share unit grant will be automatically credited to the deferred share unit account.

     Directors are at all times 100% vested in their accounts. Distributions will commence upon retirement, termination, death, or disability. Earlier payments are available only if approved by the full Board of Directors (which administers the Non-Employee Director Plan), in the event of an unforeseeable emergency resulting in an extreme financial hardship. Payment will be in the form of a single lump sum or installment of up to ten years, as elected by each director. Distributions will be made in shares of Beverly Common Stock (and after the Transactions, New Beverly Common Stock). However, with prior Board of Directors approval, a director may elect to be paid out of cash instead.

     The right of a Director or his or her beneficiary to receive a distribution under the Non-Employee Directors Plan is an unsecured claim against the general assets of Beverly (and after the Transactions, New Beverly). Beverly (and after the Transactions, New Beverly) may (but is not required to) informally "fund" some or all of the Non-Employee Director Plan liabilities through a so-called "rabbi trust" or grantor trust,

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

but neither a director nor any beneficiary shall have any rights in or against any specific assets of Beverly (and after the Transactions, New Beverly). The Non-Employee Directors Plan became effective May 29, 1997, upon approval by the stockholders of Beverly. New Beverly, at the Time of Distribution, will assume the obligations and responsibilities of the Non-Employee Director Plan from Beverly.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The following is the Compensation Committee Report of the Beverly Board of Directors, provided in connection with the Beverly Annual Meeting of Stockholders held on May 29, 1997. This report reviews executive compensation for Beverly for the fiscal year ended December 31, 1996. It is anticipated that, prior to the consummation of the Transactions, the Compensation Committee of Beverly will become the Compensation Committee of New Beverly and will continue the same compensation philosophies currently in place at Beverly.

     The Compensation Committee of Beverly's Board of Directors (the Committee) is currently composed of three independent, non-employee Directors. There were four members until June 1996, when new Committee assignments were made. Mr. Louis W. Menk, former Chairman of the Compensation Committee, retired from the Beverly Board of Directors in May 1997. Three Committee members remained and one, Marilyn R. Seymann, left for another committee assignment. The Committee's overall responsibility is to ensure executive compensation policies are directly aligned with the strategic goals of Beverly. The Committee approves the design of compensation programs, evaluates their effectiveness, and authorizes the adoption of new plans and strategies as warranted.

COMPENSATION PHILOSOPHY

     The Committee's compensation philosophy and the underlying compensation programs are designed to directly support Beverly's business objectives by:

     - Allowing Beverly to recruit, retain and develop highly qualified executive employee talent

     - Linking individual compensation with Beverly and individual performance

     - Maintaining compensation levels that are competitive (targeted at the median (50th percentile) of the Competitive Market discussed below)

     - Emphasizing the variable and at-risk portion of compensation through incentive plans which properly reflect and reward both short and long-term performance

     - Promoting executive stock ownership and encouraging stock retention by executives

     The Committee evaluates each element of compensation as well as total executive compensation. The Chief Executive Officer provides input to the Committee in this regard. In addition, the Committee receives consulting advice and assistance from an independent executive compensation firm on an ongoing basis.

COMPETITIVE MARKET EVALUATION

     Beverly and its Compensation Committee evaluate competitive compensation practices and levels in the marketplace by considering data from publicly available surveys published by recognized, major compensation consulting firms, as well as special studies and surveys of industry comparisons. In addition, the compensation consulting firm engaged by the Committee and Beverly provided a comprehensive assessment of compensation from its executive database. This analysis included reference to companies of comparable revenues to Beverly in the healthcare services industry as well as general industry. In addition, the compensation consultant conducted several private surveys of executive pay in companies that compete with Beverly for management talent. All of these sources of data have been combined and median and averages calculated to establish targets for each element of compensation for Company executives for 1997 and the immediate future. The Competitive Market is the combination of all the survey data in general industry of similar revenues, healthcare industry with similar lines of business and companies from the proxy analysis peer group with similar revenues. In establishing competitive levels, Beverly has used the 50th percentile as its target level for each element of compensation. The Committee believes that actual compensation levels for the five executive officers named in the Summary Compensation Table were at or below the 50th percentile of the Competitive Market during 1996.

BASE SALARY

     The Committee regularly reviews the base salary of corporate officers. In addition to targeting the median of the Competitive Market, the Committee also considers the level and scope of responsibility, experience, performance and internal equity. No specific weighting is assigned to each of these criteria.

     The Committee's annual salary review for corporate officers was moved from December 1996 to March 1997 in order to provide the Committee the opportunity to review 1996 performance prior to making compensation decisions.

     The base salary for Mr. Banks, Chairman of the Board and Chief Executive Officer of Beverly, and other corporate officers was reviewed at the March 27, 1997 meeting of the Committee. The Compensation Committee reviewed the performance criteria it had established on April 11, 1996 to evaluate Mr. Banks' performance for 1996. The performance criteria included financial and operating objectives as well as succession planning, strategic planning and stockholder relations. Effective January 1, 1997, Mr. Banks' base salary was reinstated to $627,500, where it had been prior to the 5% salary reduction in 1996. In addition, based on the results of Mr. Banks' performance in meeting these objectives, and the comparison to the Competitive Market, his base salary was also adjusted, effective January 1, 1997, to $700,000, which represents an 11.5% increase over the reinstated level and places Mr. Banks at approximately the 50th percentile level of the Competitive Market for total compensation.

ANNUAL INCENTIVES

     The annual incentive plans are designed to provide a direct link between Beverly performance and individual performance over the annual performance period (calendar year). During 1996, Beverly maintained two annual incentive plans; one for corporate management and one for operations management. Each plan has an initial performance threshold which must be met before potential awards become available. This initial threshold is an internal standard of the quality of service being provided by Beverly to its residents. The internal standard of quality is set and approved by the Quality Management Committee of the Board.

     Once the quality threshold has been reached or exceeded, the financial criteria are then assessed for each executive based upon appropriate corporate or individual areas of responsibility. The incentive plans measure financial performance by evaluating Beverly earnings per share and operating margin and, in the case of individuals responsible for business units, other key operating financial measures related to the business unit.

     Each executive participating in the annual incentive plan, including all of the executive officers listed in the Summary Compensation Table, has a target and maximum annual incentive opportunity expressed as a percentage of base salary. Opportunities for participants under this plan for 1996 ranged from 25% to 100% of base salary.

     In calculating the 1996 annual incentive for the Chief Executive Officer, the Committee first ascertained that the quality performance threshold had been achieved. The Committee then determined that the Chief Executive Officer exceeded the specific performance goals established by the Committee. As a result, Mr. Banks received a bonus of $324,973, which amounted to 54.5% of base salary.

LONG-TERM INCENTIVES

     Long-term incentives are delivered through the Beverly Enterprises, Inc. 1996 Long-Term Incentive Stock Plan (the "1996 Plan"), which was approved by stockholders at the 1996 annual meeting. The Committee believes that annual grants of stock options provide a long-term incentive for key personnel to remain with Beverly and improve future Beverly performance. In addition, stock option grants confirm the mutuality of interests shared by Beverly's management and its other stockholders with this compensation dependent upon the appreciation of Beverly's Common Stock. The compensation consulting firm provides the Committee with data on granting practices of other healthcare companies to determine if Beverly's grants are competitive in size and terms. Stock options are always granted at 100% of fair market value on the date of grant. During 1996, a stock option grant for 90,000 shares was provided to Mr. Banks. Option grants for the following number of shares were granted in 1996 to the following executive officers: Mr. Hendrickson -- 65,000; Mr. Mathies -- 40,000; Dr. Renschler -- 285,000; and Mr. Wortley -- 75,000.

STOCK OWNERSHIP GUIDELINE

     In 1994, Beverly introduced a stock ownership initiative for key executives and officers of Beverly. The purpose of this initiative is to align executive interests with stockholders' interests and to encourage executives to retain Beverly shares over an extended period. Participants are required to own Beverly securities with a value based on a multiple of the officer's base salary. Failure to comply with this guideline may result in reduction in or suspension from participation in Beverly's incentive plans. The Chief Executive Officer is required to own securities with a market value of three times his base salary. Other executives and officers are required to own Beverly securities with a market value ranging from one to two and a half times base salary.

$1 MILLION LIMIT ON COMPENSATION

     Section 162(m) of the Internal Revenue Code generally limits the corporate deduction for compensation paid to executive officers named in the Summary Compensation Table to $1 million, unless certain requirements are met which allows for an exemption of certain compensation as performance-based. The Board of Directors and the Committee desire that all incentive compensation plans for executive officers be qualified as performance-based, thereby ensuring Beverly will retain full tax deductibility. In 1994, the Committee approved a change in the design and operation of both the annual and long-term incentive plans, which change was then approved by the stockholders in May 1994. In 1996, stockholders approved the 1996 Long-Term Incentive Stock Plan which provides certain features designed to ensure tax deductibility of awards granted under the Plan.

OTHER MATTERS

     The Committee has worked with a compensation consulting firm in revamping Beverly's compensation plans for 1996 and future years. The focus of this work was to develop pay for performance and included revised base salary ranges, annual incentive compensation opportunities, long-term incentives and the streamlining of certain employee benefits. All of this work has been accomplished with the goal of motivating management behaviors which will enhance Beverly's financial and operating results, thereby leading to the potential for increased stockholder value. The work is ongoing and the Committee anticipates working with top management and the consulting firm throughout 1997 to meet this end.

COMPENSATION COMMITTEE

                                            Louis W. Menk, Chairman
                                            Beryl F. Anthony, Jr.
                                            Edith E. Holiday
                                            Marilyn R. Seymann

     The Compensation Committee Report on Executive Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this registration statement into any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except to the extent that Beverly specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No Committee member had any relationship requiring disclosure under any paragraph of Item 404 of Regulation S-K.

PERFORMANCE GRAPH

     The following graph shows a five-year comparison of cumulative total returns for Beverly, the S&P 500 Composite Index and the S&P Health Care Composite Index. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

        MEASUREMENT PERIOD                                                 S&P HEALTHCARE
      (FISCAL YEAR COVERED)              BEVERLY            S&P 500           COMPOSITE
1991                                              100                100                100
1992                                              146                108                 84
1993                                              149                118                 77
1994                                              162                120                 87
1995                                              120                165                137
1996                                              144                203                165

     The total cumulative return on investment (change during the year in stock price plus reinvested dividends) for each of the periods for Beverly, the S&P 500 Composite Index and the S & P Healthcare Composite Index is based on the stock price or the composite index on December 31, 1991.

     The performance graph and its description above shall not be deemed incorporated by reference by any general statement incorporating by reference this registration statement into any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except to the extent that Beverly specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

OTHER PLANS

  Executive Stock Purchase Program

     On October 10, 1996 the Board of Directors established the Executive Stock Purchase Program whereby those officers subject to the Stock Ownership Guideline, described on page 69, could borrow, under three year loans made by City National Bank of Fort Smith and guaranteed by Beverly, for the purpose of buying Common Stock in order to meet the Stock Ownership Guideline. Executives participating in the program were required to pledge the stock purchased to Beverly pursuant to an Indemnification and Pledge Agreement. Messrs. Hendrickson, Mathies, Renschler, and Wortley borrowed the following amounts under the program: $182,125; $100,000; $135,620 and $203,481 respectively.

  Deferred Compensation Plan

     As of July 18, 1991, Beverly amended and restated the Deferred Compensation
Plan: to allow no future grants; to close and pay out accounts with balances of $10,000 or less; and to fix accounts with balances in excess of $10,000 using the closing price of Beverly's Common Stock on the New York Stock Exchange on July 18, 1991, of $11.00, which was credited to participants' Special Ledger Accounts. Messrs. Banks and Hendrickson maintain accounts in the Deferred Compensation Plan which are credited with interest at a rate of 9% per annum.

  Employment Contracts and Termination of Employment and Change in Control Arrangements

     Beverly adopted a severance policy, as of December 1, 1989, which provides assistance in the form of a lump sum severance payment to active, full-time, corporate or regional office employees who are permanently, involuntarily and without cause separated from all employment with Beverly or its successor. Severance pay is calculated based upon an employee's base weekly pay, position and continuous past service with Beverly as of the last day of the employee's active employment. David R. Banks, Boyd W. Hendrickson, William A. Mathies, C. Arnold Renschler, M.D. and Mark D. Wortley would have received $323,077, $192,308, $150,000, $59,385 and $105,192, respectively, if they were entitled to a severance payment as of January 1, 1997.

     Effective December 8, 1995, Beverly entered into Change in Control Severance Agreements that provide for payments to be made to the Executive Vice Presidents of Beverly (including Messrs. Mathies and Wortley) (the "Severance Agreements"). The Severance Agreements have an initial term of three years, with an automatic extension of one additional day for each day beyond December 8, 1995 that the Executive Vice President (the "Executive") remains employed by Beverly until such time as Beverly elects to cease such extension by written notice, thereby setting the term to end three years from the written notice. The Severance Agreements provide for specified severance benefits in the event of a change in control and (i) termination of employment of the Executive by Beverly without cause or by the Executive for good reason (which includes material reduction in duties or authority, reduction in compensation or benefits, or a relocation of employment from Fort Smith) during a period of two years following the change in control or (ii) termination of employment initiated by the Executive without good cause during the 31 day period commencing on the first day of the 13th month following the change in control.

     For purposes of the Severance Agreements, a change in control shall be deemed to have taken place if: (i) any person, corporation, or other entity or group, including any "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, other than any employee benefit plan then maintained by Beverly, becomes the beneficial owner of shares of Beverly's Common Stock having 30 percent or more of the total number of votes that may be cast for the election of directors of Beverly; (ii) as the result of, or in connection with, any contested election for the Board of Directors of Beverly, or any tender or exchange offer, merger or other business combination or sale of assets, or any combination of the foregoing (a "Transaction"), the persons who were directors before the Transaction shall cease to constitute a majority of the Board of Directors of Beverly or any successor to Beverly or its assets, or (iii) at any time (a) Beverly shall consolidate with, or merge with, any other Person and Beverly shall not be the continuing or surviving corporation, (b) any Person shall consolidate with, or merge with, Beverly, and Beverly shall be the continuing or surviving corporation and in connection therewith, all or part of the outstanding Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, (c) Beverly shall be a party to a statutory share exchange with any other Person after which Beverly is a subsidiary of any other Person, or (d) Beverly shall sell or otherwise transfer 50% or more of the assets or earning power of Beverly and its subsidiaries (taken as a whole) to any Person or Persons.

     The severance benefit under the Severance Agreements includes (i) a lump sum payment equal to three times the sum of (a) the Executive's base salary and
(b) the Executive's target bonus under Beverly's Annual Incentive Plan, with (a) and (b) to be determined at either the termination of employment or the change in control so as to produce the greater payment; (ii) vesting of all options, restricted stock, phantom units, and other awards granted to Executive which have not otherwise vested; (iii) continuation, for a period of three years following termination of employment, of participation in Beverly's Medical Plan, Executive Medical

Reimbursement Plan, and Dental Plan; (iv) relocation to the next base of full-time employment, if commenced within three years of termination of employment, in accordance with Beverly's general relocation policy for executives; (v) a matching contribution to Beverly's Executive Retirement Plan for the plan year in which the termination of employment occurs; and (vi) for two years following termination of employment, disability insurance benefits equivalent to the benefits the Executive would have received had he or she remained employed by Beverly.

     The Severance Agreements include a provision for a gross-up payment if, in the opinion of a Big 6 accounting firm or if so alleged by the Internal Revenue Service, the aggregate severance benefit described above would cause the payment of any part of such benefit to constitute an "excess parachute payment" as defined in Section 280G(b) of the Internal Revenue Code. The amount of the gross-up payment will be equal to the amount necessary to cause the net amount retained by the Executive, after deduction of any (a) excise tax on the severance benefit, (b) income tax on the gross-up payment, and (c) excise tax on the gross-up payment, to be equal to the aggregate remuneration the Executive would have received, as if Sections 280G and 4999 of the Internal Revenue Code had not been enacted into law.

     Effective December 8, 1995, Beverly entered into employment contracts (each an "Employment Contract" and collectively the "Employment Contracts") with Mr. Banks and Mr. Hendrickson (collectively the "Senior Executives"). The Employment Contracts have an initial term of three years, with an automatic extension of one additional day for each day beyond December 8, 1995 that each of the respective Senior Executives remains employed by Beverly until such time as Beverly elects to cease such extension by giving written notice thereby setting the term to end three years from the written notice. The Employment Contracts provide the Senior Executives with: (i) a stated minimum base salary per annum through a specified date, and thereafter at any such greater rate as is determined by the Committee (the stated minimum base salary per annum for Messrs. Banks and Hendrickson is $627,500 and $450,000 respectively; (ii) participation in all benefit plans; and (iii) an annual cash bonus pursuant to Beverly's Annual Incentive Plan.

     The Employment Contracts provide severance benefits in the event of a change in control (including gross-up payments) on substantially the same terms and conditions as set forth above with respect to the Severance Agreements except that the Senior Executives may claim the relocation benefit without commencing full-time employment. In addition Mr. Banks' Employment Contract provides that Beverly will provide office space to Mr. Banks for a period of the lesser of three years or the date he commences full-time employment.

     In addition to severance benefits in the event of a change in control, the Employment Contracts provide for severance benefits to the Senior Executives during their term if there is a termination of employment initiated by (i) Beverly without cause or (ii) by the Senior Executive for good reason. In this event, the severance benefit includes: (a) a lump sum payment equal to one times the sum of the Senior Executive's (1) base salary and (2) target bonus or actual bonus for the previous year, if higher; (b) vesting of all unvested equity-based compensation; (c) continuation, for at least two years from termination of employment, of participation in Beverly's Medical Plan, Executive Medical Reimbursement Plan, and Dental Plan; (d) relocation benefits as described above; and (e) a matching contribution to Beverly's Executive Retirement Plan for the plan year in which the termination of employment occurs.

     Effective June 3, 1996 Beverly entered into an employment contract with Dr. Renschler (as amended by the Employment Contract Addendum and Amendment to Employment Contract, the "Renschler Agreement"). The Renschler Agreement contains the same terms as the Employment Contract with Mr. Hendrickson with the following exceptions: (i) the minimum base salary is $375,000; (ii) a guaranteed bonus for 1996 performance of no less than 50% of base salary; (iii) a payment of $400,000 in quarterly installments of $100,000 each beginning in June 1996 to reimburse Dr. Renschler for lost benefits; (iv) Beverly agreed to be a co-signer on a note for $1,200,000 to enable Dr. Renschler to exercise options from his former employer (which note has since been repaid in full and Beverly's obligations terminated and released); (v) the definition of "Change of Control" was amended to include the sale by Beverly of at least 80 % of the capital stock of Pharmacy Corporation of America to a person other than Beverly or any direct or

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

indirect affiliate and (vi) various provisions relating to Dr. Renschler's participation in various Company stock-based compensation and other benefit plans.

     A trust has been established with Chemical Bank to fund certain benefits payable pursuant to certain employee benefit plans, including the Severance Agreements, the Employment Contracts and the Renschler Agreement in the event of termination of employment after a change in control of Beverly. Immediately prior to a change in control of Beverly, Beverly is required to make a deposit to the trust in an amount equal to the excess of the maximum amount potentially payable under the plans to all participants over the current value of the trust assets. The trust is revocable by Beverly until a change in control. The trust assets are subject to the claims of general creditors of Beverly in the event of Beverly's insolvency.

     The Beverly Board of Directors believes that the Severance Agreements, the Employment Contracts and the Renschler Agreement will encourage the commitment and availability of its key management employees in the face of potentially disruptive and distracting circumstances that may arise in the event of an attempted or actual change in control or an unsolicited takeover of Beverly. In any such event, such key management employees will be able to analyze and evaluate proposals objectively with a view to the best interest of Beverly and its stockholders. The Severance Agreements, the Employment Contracts and the Renschler Agreement, however, may have the incidental effect of discouraging takeovers and protecting employees from removal, since the agreements increase the cost that would be incurred by an acquiror seeking to replace current management.


     Beverly currently has employment and change of control agreements (including certain severance agreements and employment contracts) (the "Existing Agreements") with 87 employees, 84 of which are expected to become Transferred Employees and will be transferred to New Beverly or one of its subsidiaries, as appropriate, immediately prior to the Distribution. It is anticipated that 3 employees that currently have Existing Agreements will not become Transferred Employees and will terminate their employment with Beverly. In addition, Beverly currently has Existing Agreements with 13 employees of PCA (including the Renschler Agreement), 10 of whom will become Retained Employees and be employed by Capstone or one of its subsidiaries as of the Effective Time of the Merger. It is anticipated that 3 of the 13 PCA employees will terminate employment with PCA effective October 31, 1997, and be eligible for severance benefits under the Existing Agreements. If the Transactions were deemed to constitute a change in control within the meaning of such Existing Agreements, all employees with such agreements could be entitled to receive, upon termination of employment, up to $42 million in aggregate payments.


     Beverly has requested that the 84 employees who will become Transferred Employees enter into new employment, severance, or change of control severance agreements with New Beverly to be effective on the effective date of the Distribution (the "New Beverly Agreements"). The New Beverly Agreements provide, in exchange for the benefits provided therein (as described below), that the employee agrees to: (i) waive any rights currently in existence under any change in control, severance or employment agreement or other compensation or employee benefit plan with or previously assumed by Beverly; (ii) waive any claim that either the Distribution or the Merger constitutes a Change in Control; (iii) non-disclosure and non-solicitation provisions not contained in the Existing Agreements; (iv) a more narrow definition of "change in control" for future transactions; and (v) cancellation of existing Beverly stock options and the substitution of new stock options to be issued by New Beverly with similar terms and conditions (including 100% vesting) as the prior options, other than an increase in the number of shares for which the option may be exercised and a decrease in the exercise price thereof in order to take into account the effect of the Distribution.

     The New Beverly Agreements provide the following benefits: (i) change in control severance benefits substantially the same as those set forth in Existing Agreements plus the addition of vesting of life insurance benefits for certain officers; and (ii) additional severance benefits for officers upon termination not in connection with a change in control. Four employees have failed to execute and deliver a New Beverly Agreement. New Beverly will assume the obligations of Beverly under the Existing Agreements. New Beverly will also assume any Beverly stock options by cancellation of the Beverly grants and the substitution of new grants by New Beverly with similar terms and conditions (including 100% vesting) as the prior grants other than appropriate adjustments to the number of shares and exercise price in order to take into account the

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

effect of the Distribution. In addition, the Existing Agreements (unlike many of the New Beverly Agreements), generally provide no severance benefits outside of a change in control.


     Capstone will assume the Existing Agreements with the 10 PCA employees, effective on the Effective Date of the merger (the "Assumed Agreements"). Beverly will accelerate vesting of currently unvested Beverly options, phantom shares, performance shares and restricted stock held by PCA employees on the Effective Date of the Merger. On that date, Beverly will cancel all unexercised Beverly stock options and Capstone will issue new Capstone stock options in substitution, with similar terms and conditions (including 100% vesting) as the prior options, other than an increase in the number of shares for which the option may be exercised and a decrease in the exercise price to take into account the effect of the Distribution and Merger.


NEW BEVERLY 1997 LONG-TERM INCENTIVE PLAN

     On May 29, 1997, the Board of Directors of New Beverly adopted the New Beverly 1997 Long-Term Incentive Plan (the "New Beverly 1997 Incentive Plan"). The Board of Directors, its Compensation Committee and Beverly, as sole stockholder of New Beverly prior to the Distribution, has approved the New Beverly 1997 Incentive Plan and recommended its approval by Beverly stockholders at a meeting called to vote thereon. The Compensation Committee and Board of Directors of Beverly have determined that it is in the best interest of Beverly and its stockholders to seek stockholder approval from the Beverly stockholders of the New Beverly 1997 Incentive Plan in view of the federal tax provisions contained in Section 162(m) of the Code. Under Code Section 162(m), New Beverly may be prohibited from deducting the expense of compensation accrued or paid to its chief executive officer and its four other most highly-compensated officers ("Covered Participants") to the extent such compensation to any Covered Participant exceeds $1 million for any taxable year of New Beverly. An exception exists to this deduction limit for performance-based compensation such as an award granted under the New Beverly 1997 Incentive Plan, if, among other conditions, the specific terms of the performance-based compensation to such Covered Participants are disclosed to and approved by the stockholders. Stockholder approval of the New Beverly 1997 Incentive Plan is being sought in order that awards granted under the New Beverly 1997 Incentive Plan will not count toward the $1 million deductible compensation limit under Code Section 162(m).

     The purpose of the New Beverly 1997 Incentive Plan is to allow New Beverly to attract and retain qualified officers, key employees and consultants and to provide these individuals with an additional incentive to devote themselves to the future success of New Beverly. Additionally, New Beverly believes that awards under the 1997 Incentive Plan will more closely align the interests of its personnel with those of its stockholders. New Beverly will also use the New Beverly 1997 Incentive Plan to fulfill its obligations under the Employee Benefit Agreement with regards to Transferred Employees. For a discussion of the material terms of the New Beverly 1997 Incentive Plan, see "Other Beverly Proposals -- New Beverly 1997 Long-Term Incentive Plan" in the Joint Proxy Statement/Prospectus. The New Beverly 1997 Incentive Plan is attached as Annex I to the Joint Proxy Statement/Prospectus.

NEW BEVERLY NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

     On May 29, 1997, the Board of Directors of New Beverly adopted the New Beverly Non-Employee Directors Stock Option Plan ("New Beverly Directors Option Plan"). The New Beverly Directors Option Plan has been adopted by the Board of Directors and Compensation Committee of Beverly, and has been approved by Beverly as sole stockholder of New Beverly prior to the Distribution. Non-Employee Directors are not eligible to participate under the New Beverly 1997 Incentive Plan.

     The purpose of the New Beverly Directors Option Plan is to build a proprietary interest among the Non-Employee Directors on the New Beverly Board of Directors, and thereby secure for New Beverly stockholders the benefits associated with stock ownership by those who will oversee New Beverly's future growth and success. For a discussion of the material terms of the New Beverly Directors Option Plan, see "Other Beverly Proposals -- New Beverly Non-Employee Directors Stock Option Plan" in the Joint Proxy Statement/Prospectus. The New Beverly Directors Option Plan is attached as Annex J to the Joint Proxy Statement/Prospectus.

CERTAIN TRANSACTIONS WITH MANAGEMENT AND OTHERS

     Jon E.M. Jacoby, a director of Beverly, serves as Executive Vice President, Chief Financial Officer and director of Stephens Group, Inc. For the year ended December 31, 1996, Beverly paid to Stephens Group, Inc. or its affiliates, approximately $880,113 for investment banking and brokerage services. It is anticipated that prior to the consummation of the Transactions, Mr. Jacoby will be appointed as a director of New Beverly. See "Business -- Management."

                    DESCRIPTION OF NEW BEVERLY CAPITAL STOCK

AUTHORIZED CAPITAL STOCK


     Prior to the Distribution, New Beverly shall cause to be filed an amendment to its Certificate of Incorporation which shall grant to New Beverly the authority to issue 325,000,000 shares of capital stock, of which 300,000,000 will be common stock, par value $.10 per share, and 25,000,000 will be preferred stock, par value $1.00 per share ("New Beverly Preferred Stock"). At September 25, 1997, New Beverly had outstanding 1,000 shares of New Beverly Common Stock, all of which are currently held by Beverly.


NEW BEVERLY PREFERRED STOCK

     Under New Beverly's Certificate of Incorporation, New Beverly's Board of Directors may from time to time establish and issue one or more series of preferred stock and fix the designations, powers, preferences and rights of the shares of such series and the qualification, limitations or restrictions thereon, including, but not limited to, the fixing of the dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, of any wholly unissued series of New Beverly Preferred Stock.

NEW BEVERLY COMMON STOCK

     Holders of New Beverly Common Stock are entitled to receive such dividends as are declared by the Board of Directors, subject to the preference of any outstanding New Beverly Preferred Stock, and are entitled to cast one vote per share on all matters voted upon by stockholders. There is no cumulative voting for the election of directors and New Beverly Common Stock does not have any preemptive rights. Upon liquidation of New Beverly, holders of New Beverly Common Stock are entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for liabilities and amounts owing with respect to any outstanding New Beverly Preferred Stock. Payment and declaration of dividends on New Beverly Common Stock and purchases of shares thereof by New Beverly will be subject to restrictions if New Beverly fails to pay dividends on any series of New Beverly Preferred Stock ranking prior to New Beverly Common Stock as to the payment of dividends. It is anticipated that New Beverly will be subject to certain restrictions under its banking arrangements related to the payment of cash dividends on its common stock.

     The Registrar and Transfer Agent for New Beverly Common Stock is The Bank of New York.

NEW BEVERLY COMMON STOCK PURCHASE RIGHTS


     The New Beverly Board of Directors on May 29, 1997 adopted a stockholders rights plan, pursuant to which one common stock purchase right (a "Right" or "Rights") will be issued with respect to each share of New Beverly Common Stock (the "Common Shares"), outstanding at the close of business on the Distribution Date. The Rights are identical in substance to the stock purchase rights currently outstanding in connection with the Beverly stockholders rights plan. Each Right entitles the registered holder thereof, after the Right becomes exercisable and until May 28, 1998 (or the earlier redemption, exchange, or termination of the Right), to purchase from New Beverly one Common Share at a price of $70 per share, subject to adjustment (the "Purchase Price").


     The Rights are represented by the Common Share certificates and are not exercisable until a Distribution Date (as defined). A Distribution Date is defined as the earlier of the following: (i) ten days following the

Shares Acquisition Date (the first date of a public announcement by New Beverly or an Acquiring Person (as defined in the Rights Agreement) which reveals the existence of an Acquiring Person) or (ii) the tenth day after the date of the commencement of, or of the first public announcement of the intent of any person (other than New Beverly, any of its subsidiaries, or any of its Employee Benefit Plans) to commence a tender or exchange offer which would result in any Person becoming the beneficial owner of common shares aggregating 15% or more of the outstanding New Beverly Common Shares (an "Acquiring Person"). The Board of Directors of New Beverly may postpone, under certain circumstances, one or more times, a Distribution Date beyond the dates set forth above. As soon as practicable, after a Distribution Date, the Rights Agent will send to each record holder of New Beverly Common Shares, as of the close of business on a Distribution Date, a certificate for Rights evidencing one Right for each Common Share. The Rights will first become exercisable on a Distribution Date, unless earlier redeemed or exchanged, and may then begin trading separately. The Rights will not at any time have any voting rights.

     Each holder of a Right (other than those owned by the Acquiring Person which shall be void) will have the right to receive upon its exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right if one of the following events is triggered: (1) a person becomes an Acquiring Person (except under certain circumstances where cash offers for all outstanding Common Shares are approved by the Board of Directors of New Beverly); or (2) if New Beverly is the surviving corporation in a merger with an Acquiring Person or any Associate or Affiliate (as defined in Section 12b-2 of the Exchange Act) of any Acquiring Person, and the Common Shares were not changed or exchanged. In the event that a person or group becomes an Acquiring Person, or New Beverly is acquired in a merger or other business combination transaction where more than 50% of its assets or earning power was sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have the market value of two times the then current Purchase Price of one Right.

     The New Beverly Board of Directors has the right at any time prior to an acquisition of an Acquiring Person of 50% or more of the then outstanding Common Shares to cause New Beverly to acquire the Rights (other than those owned by the Acquiring Person which are void) in exchange for that number of Common Shares which has an aggregate value, per Right, equal to the excess of the value of the Common Shares issuable upon exercise of a Right after a person becomes an Acquiring Person over the Purchase Price.


     The New Beverly Board of Directors may redeem the Rights in whole at a price of $.01 per Right (the "Redemption Price") at any time prior to the close of business on the tenth day following the public announcement of an Acquiring Person. The ten-day redemption period may be changed by a majority of the Board of Directors under certain circumstances. The right to exercise the Rights will immediately terminate upon action by the New Beverly Board of Directors to redeem the Rights and the holders of the Rights will only have the right to receive the Redemption Price. The Rights will expire on May 28, 1998, unless earlier redeemed or exchanged.


     The Purchase Price, the number of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution. Such adjustments may be made in the event New Beverly (i) declares a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares or convertible securities at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the last regular periodic cash dividend paid, or if not previously paid at a rate not to exceed 50% of the average net income per share of New Beverly for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Common Shares (which dividends will be subject to the adjustment described in clause (i) above) or of subscription rights or warrants (other than those referred to above).

     No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, a payment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

     Until a Right is exercised, the holder thereof will have no rights as a stockholder of New Beverly beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

     Any provisions of the Rights Agreement may be amended by the Board of Directors of New Beverly prior to a Distribution Date. After a Distribution Date, New Beverly and the Rights Agent may amend or supplement the Rights Agreement without the approval of any holders of Right Certificates to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, to shorten or lengthen any period under the Rights Agreement (requiring a majority of the Board of Directors under certain circumstances), or so long as the interest of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) are not adversely affected, thereby, to make any other provision in regard to matters or questions arising thereunder which New Beverly and the Rights Agent may deem necessary or desirable, including but not limited to extending the Final Expiration Date. New Beverly may at any time prior to a Person becoming an Acquiring Person amend the Rights Agreement to lower the thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known by New Beverly to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%.

     The Rights will cause substantial dilution to a person or group that acquires 15% or more of New Beverly's stock on terms not approved by the New Beverly's Board of Directors, except pursuant to an offer conditioned on substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to ten days after the time that a Person or group has become an Acquiring Person as the Rights may be redeemed by New Beverly at $.01 per Right prior to such time.

THE CHARTER AND BYLAWS OF NEW BEVERLY

     The provisions of the New Beverly Certificate of Incorporation (the "New Beverly Certificate") and the New Beverly Bylaws will be amended and restated by Beverly prior to the Distribution to duplicate the substance of the provisions of Beverly's current Certificate of Incorporation (the "Beverly Certificate") and the Beverly Bylaws, respectively. For a discussion of the material provisions of the Beverly Certificate and the Beverly Bylaws, see the information set forth in the Joint Proxy Statement/Prospectus under the caption "Comparative Rights of Stockholders."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Distribution, New Beverly will have an estimated 110,424,677 shares of New Beverly Common Stock outstanding, all of which will be freely tradable without restriction or further registration under the Securities Act, except to the extent such shares are held by "affiliates" of New Beverly, which will be subject to the limitations of Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, persons who may be deemed affiliates of New Beverly, as that term is defined in the Securities Act would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of New Beverly Common Stock (approximately 1.1 million shares immediately after the Distribution) or the average weekly trading volume during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about New Beverly. Following the Distribution, approximately 5.5 million shares of New Beverly Common Stock will be issuable upon the exercise of options held by directors and employees of New Beverly and former employees of Beverly.

                                 LEGAL MATTERS


     Certain legal matters in connection with the Distribution will be passed upon for New Beverly by Giroir, Gregory, Holmes & Hoover, PLC, Little Rock, Arkansas.


                                    EXPERTS

     The consolidated financial statements and schedule of Beverly Enterprises, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Pharmacy Corporation of America at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The balance sheet of New Beverly Holdings, Inc. as of May 31, 1997, appearing in this Prospectus and Registration Statement, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                           BEVERLY ENTERPRISES, INC.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                         FINANCIAL STATEMENT SCHEDULES

     The following financial statements and schedules are included herein:

BEVERLY ENTERPRISES, INC.
  Condensed Consolidated Balance Sheets as of June 30, 1997
    and December 31, 1996...................................   F-2
  Condensed Consolidated Statements of Income for the
    three-month and six-month periods ended June 30, 1997
    and 1996................................................   F-3
  Condensed Consolidated Statements of Cash Flows for the
    six months ended June 30, 1997 and 1996.................   F-4
  Notes to Condensed Consolidated Financial Statements......   F-5
PHARMACY CORPORATION OF AMERICA
  Condensed Consolidated Balance Sheets as of June 30, 1997
    and December 31, 1996...................................   F-8
  Condensed Consolidated Statements of Income for the
    three-month and six-month periods ended June 30, 1997
    and 1996................................................   F-9
  Condensed Consolidated Statements of Cash Flows for the
    six months ended June 30, 1997 and 1996.................  F-10
  Notes to Condensed Consolidated Financial Statements......  F-11
BEVERLY ENTERPRISES, INC.
  Report of Ernst & Young LLP, Independent Auditors.........  F-13
  Consolidated Balance Sheets as of December 31, 1996 and
    1995....................................................  F-14
  Consolidated Statements of Operations for the years ended
    December 31, 1996, 1995 and 1994........................  F-15
  Consolidated Statements of Stockholders' Equity for the
    years ended December 31, 1996, 1995 and 1994............  F-16
  Consolidated Statements of Cash Flows for the years ended
    December 31, 1996, 1995 and 1994........................  F-17
  Notes to Consolidated Financial Statements................  F-18
  Schedule II -- Valuation and Qualifying Accounts..........  F-36
PHARMACY CORPORATION OF AMERICA
  Report of Ernst & Young LLP, Independent Auditors.........  F-37
  Consolidated Balance Sheets as of December 31, 1996 and
    1995....................................................  F-38
  Consolidated Statements of Income and Retained Earnings
    for the years ended December 31, 1996, 1995 and 1994....  F-39
  Consolidated Statements of Cash Flows for the years ended
    December 31, 1996, 1995 and 1994........................  F-40
  Notes to Consolidated Financial Statements................  F-41
  Schedule II -- Valuation and Qualifying Accounts..........  F-51
NEW BEVERLY HOLDINGS, INC.
  Report of Ernst & Young LLP, Independent Auditors.........  F-52
  Balance Sheet as of May 31, 1997..........................  F-53
  Note to Balance Sheet.....................................  F-54

                           BEVERLY ENTERPRISES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      JUNE 30, 1997 AND DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                               JUNE 30,      DECEMBER 31,
                                                                 1997            1996
                                                              -----------    ------------
                                                              (UNAUDITED)       (NOTE)
Current assets:
  Cash and cash equivalents.................................   $   71,756     $   69,761
  Accounts receivable -- patient, less allowance for
    doubtful accounts:
    1997 -- $34,755; 1996 -- $25,618........................      502,511        491,063
  Accounts receivable -- nonpatient, less allowance for
    doubtful accounts:
    1997 -- $580; 1996 -- $401..............................       10,429         13,480
  Notes receivable..........................................        9,260         10,746
  Operating supplies........................................       55,713         55,348
  Deferred income taxes.....................................       23,547         14,543
  Prepaid expenses and other................................       43,738         42,304
                                                               ----------     ----------
        Total current assets................................      716,954        697,245
Property and equipment, net of accumulated depreciation and
  amortization:
    1997 -- $635,982; 1996 -- $643,085......................    1,188,197      1,248,785
Other assets:
  Notes receivable, less allowance for doubtful notes:
    1997 -- $5,674; 1996 -- $4,951..........................       28,958         37,306
  Designated and restricted funds...........................       74,182         75,848
  Goodwill, net.............................................      375,221        356,197
  Other, net................................................      107,454        109,701
                                                               ----------     ----------
        Total other assets..................................      585,815        579,052
                                                               ----------     ----------
                                                               $2,490,966     $2,525,082
                                                               ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................   $   96,854     $   99,121
  Accrued wages and related liabilities.....................      128,892        131,072
  Accrued interest..........................................       17,683         16,969
  Other accrued liabilities.................................      107,660         93,042
  Current portion of long-term obligations..................       35,669         38,826
                                                               ----------     ----------
        Total current liabilities...........................      386,758        379,030
Long-term obligations.......................................    1,018,551      1,106,256
Deferred income taxes payable...............................       98,769         83,610
Other liabilities and deferred items........................       96,171         95,091
Commitments and contingencies
Stockholders' equity:
  Preferred stock, shares authorized: 25,000,000............           --             --
  Common stock, shares issued: 1997 -- 104,712,723;
    1996 -- 104,432,848.....................................       10,471         10,443
  Additional paid-in capital................................      777,172        774,672
  Retained earnings.........................................      173,390        133,957
  Treasury stock, at cost: 1997 -- 6,274,108;
    1996 -- 5,423,408.......................................      (70,316)       (57,977)
                                                               ----------     ----------
        Total stockholders' equity..........................      890,717        861,095
                                                               ----------     ----------
                                                               $2,490,966     $2,525,082
                                                               ==========     ==========

---------------

NOTE: The balance sheet at December 31, 1996 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            See accompanying notes.

                           BEVERLY ENTERPRISES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
         THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  THREE MONTHS ENDED       SIX MONTHS ENDED
                                                       JUNE 30,                JUNE 30,
                                                  -------------------   -----------------------
                                                    1997       1996        1997         1996
                                                  --------   --------   ----------   ----------
Net operating revenues..........................  $817,503   $798,333   $1,634,219   $1,609,380
Interest income.................................     3,161      3,475        6,726        6,935
                                                  --------   --------   ----------   ----------
          Total revenues........................   820,664    801,808    1,640,945    1,616,315
Costs and expenses:
  Operating and administrative:
     Wages and related..........................   448,074    444,527      897,856      894,522
     Other......................................   287,944    280,006      577,874      573,490
  Interest......................................    21,971     22,983       44,687       46,128
  Depreciation and amortization.................    27,725     25,967       54,806       51,023
                                                  --------   --------   ----------   ----------
          Total costs and expenses..............   785,714    773,483    1,575,223    1,565,163
                                                  --------   --------   ----------   ----------
Income before provision for income taxes........    34,950     28,325       65,722       51,152
Provision for income taxes......................    13,980     11,330       26,289       20,461
                                                  --------   --------   ----------   ----------
Net income......................................  $ 20,970   $ 16,995   $   39,433   $   30,691
                                                  ========   ========   ==========   ==========
Net income per share of common stock:
  Primary:
     Net income per share of common stock.......  $    .21   $    .17   $      .40   $      .31
                                                  ========   ========   ==========   ==========
     Shares used to compute net income per
       share....................................    99,048    100,079       99,230      100,028
                                                  ========   ========   ==========   ==========
  Fully diluted:
     Net income per share of common stock.......  $    .20   $    .16   $      .38   $      .30
                                                  ========   ========   ==========   ==========
     Shares used to compute net income per
       share....................................   110,640    111,341      110,865      111,299
                                                  ========   ========   ==========   ==========

     Primary earnings per share for the three-month and six-month periods ended June 30, 1997 and 1996 were computed by dividing net income by the weighted average number of shares of common stock outstanding during the period and the weighted average number of shares issuable upon exercise of common stock equivalents (principally stock options), calculated using the treasury stock method. Fully diluted earnings per share for the three-month and six-month periods ended June 30, 1997 and 1996 were computed as above and assumed conversion of the Company's 5 1/2% convertible subordinated debentures. Conversion of the Company's 7 5/8% convertible subordinated debentures and zero coupon notes would have an anti-dilutive effect and, therefore, were not assumed.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," which is required to be adopted in financial statements for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements, primary earnings per share will be renamed basic earnings per share and will exclude the dilutive effect of stock options. The impact is not expected to result in a change in the Company's primary earnings per share or fully diluted earnings per share (which will be renamed dilutive earnings per share) for the three-month and six-month periods ended June 30, 1997 and 1996.

                            See accompanying notes.

                           BEVERLY ENTERPRISES, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                    SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                1997         1996
                                                              ---------    ---------
Cash flows from operating activities:
  Net income................................................  $  39,433    $  30,691
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     54,806       51,023
     Provision for reserves and discounts on patient, notes
      and other receivables, net............................     19,818       11,549
     Amortization of deferred financing costs...............      1,336        2,726
     Gains on dispositions of facilities and other assets,
      net...................................................    (20,842)      (2,890)
     Deferred taxes.........................................      6,632        8,271
     Net increase (decrease) in insurance related
      accounts..............................................        383       (8,204)
     Changes in operating assets and liabilities, net of
      acquisitions and dispositions:
       Accounts receivable -- patient.......................    (33,960)     (22,809)
       Operating supplies...................................     (2,036)       2,247
       Prepaid expenses and other receivables...............       (727)      (1,752)
       Accounts payable and other accrued expenses..........        829      (19,662)
       Income taxes payable.................................     (4,309)       6,199
       Other, net...........................................        154         (359)
                                                              ---------    ---------
          Total adjustments.................................     22,084       26,339
                                                              ---------    ---------
          Net cash provided by operating activities.........     61,517       57,030
Cash flows from investing activities:
  Payments for acquisitions, net of cash acquired...........    (45,373)     (25,721)
  Proceeds from dispositions of facilities and other
     assets.................................................    143,409       12,579
  Collections on notes receivable and REMIC investment......     18,441        6,005
  Capital expenditures......................................    (70,317)     (61,392)
  Other, net................................................     (3,263)      (4,820)
                                                              ---------    ---------
          Net cash provided by (used for) investing
            activities......................................     42,897      (73,349)
Cash flows from financing activities:
  Revolver borrowings.......................................    772,000      601,000
  Repayments of Revolver borrowings.........................   (838,000)    (624,000)
  Proceeds from issuance of long-term obligations...........      3,534      180,000
  Repayments of long-term obligations.......................    (28,242)    (136,834)
  Purchase of common stock for treasury.....................    (14,736)      (6,238)
  Proceeds from exercise of stock options...................      2,546        2,426
  Deferred financing costs..................................       (354)      (5,893)
  Dividends paid on preferred stock.........................         --         (688)
  Proceeds from designated funds, net.......................        833        1,676
                                                              ---------    ---------
          Net cash provided by (used for) financing
            activities......................................   (102,419)      11,449
                                                              ---------    ---------
Net increase (decrease) in cash and cash equivalents........      1,995       (4,870)
Cash and cash equivalents at beginning of period............     69,761       56,303
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $  71,756    $  51,433
                                                              =========    =========
Supplemental schedule of cash flow information:
  Cash paid during the period for:
     Interest (net of amounts capitalized)..................  $  42,637    $  37,026
     Income taxes (net of refunds)..........................     23,966        5,991

                            See accompanying notes.

                           BEVERLY ENTERPRISES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1997
                                  (UNAUDITED)

     (i) The condensed consolidated financial statements included herein have been prepared by the Company, without audit, and include all adjustments of a normal recurring nature which are, in the opinion of management, necessary for a fair presentation of the results of operations for the three-month and six-month periods ended June 30, 1997 and 1996 pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures in these condensed consolidated financial statements are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in the Company's 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission. The results of operations for the three-month and six-month periods ended June 30, 1997 are not necessarily indicative of the results for a full year. Unless the context indicates otherwise, the Company means Beverly Enterprises, Inc. and its consolidated subsidiaries.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior year amounts have been reclassified to conform with the 1997 presentation.

     (ii) The provisions for income taxes for the three-month and six-month periods ended June 30, 1997 and 1996 were based on an estimated annual effective tax rate of 40%. The Company's estimated annual effective tax rates for 1997 and 1996 are different than the federal statutory rate primarily due to the impact of state income taxes and amortization of nondeductible goodwill. The provisions for income taxes consist of the following for the three-month and six-month periods ended June 30 (in thousands):

                                                 THREE MONTHS ENDED    SIX MONTHS ENDED
                                                      JUNE 30,             JUNE 30,
                                                 -------------------   -----------------
                                                   1997       1996      1997      1996
                                                 --------   --------   -------   -------
Federal:
  Current......................................   $10,009    $ 4,946   $15,307   $ 9,499
  Deferred.....................................     2,075      4,074     6,915     6,839
State:
  Current......................................     3,079      1,377     4,350     2,691
  Deferred.....................................    (1,183)       933      (283)    1,432
                                                  -------    -------   -------   -------
                                                  $13,980    $11,330   $26,289   $20,461
                                                  =======    =======   =======   =======

     (iii) During the six months ended June 30, 1997, the Company purchased six previously leased nursing facilities (758 beds) and certain other assets including, among other things, 14 institutional pharmacies and 17 outpatient therapy clinics, for approximately $44,700,000 cash and approximately $3,800,000 closing and other costs. Also during such period, the Company sold or terminated the leases on 59 nursing facilities (7,244 beds) and certain other assets for cash proceeds of approximately $143,700,000. The Company primarily used the net cash proceeds from the disposition of facilities and other assets to repay Revolver borrowings, to repurchase the zero coupon notes and to repay various other indebtedness. The operations of these facilities were immaterial to the Company's financial position and results of operations.

                           BEVERLY ENTERPRISES, INC.

     In April 1997, the Company entered into a definitive agreement with Capstone Pharmacy Services, Inc. ("Capstone") to combine Pharmacy Corporation of America ("PCA"), a wholly-owned subsidiary of the Company, with Capstone (the "Merger") to create one of the nation's largest independent institutional pharmacy companies. The Company will receive approximately $275,000,000 of cash as partial repayment for PCA's intercompany debt, with any remaining intercompany balance contributed to PCA's capital. The Company intends to use the $275,000,000 to repay Revolver borrowings, to pay off the 7 5/8% convertible subordinated debentures, to pay off the 8 3/4% Senior Notes, to repay certain other notes and mortgages and for general corporate purposes. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") each share of the Company's Common Stock issued and outstanding immediately prior to the Effective Time (other than fractional shares) will be converted into the right to receive that number of newly issued shares of Capstone common stock equal to the quotient, expressed to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of the Company's Common Stock outstanding immediately prior to the Effective Time. The Merger, which is subject to approvals by the shareholders of both the Company and Capstone, completion of the Distribution (as discussed below), and approvals by various government agencies, is expected to close by year-end.

     In connection with the restructuring, the Company will transfer all of its non-PCA assets and liabilities to New Beverly Holdings, Inc. ("New Beverly"), in exchange for the issuance of New Beverly common stock. The Company will then distribute (the "Distribution") such New Beverly common stock to the then current shareholders of the Company's Common Stock on a one-for-one basis. In connection with the Distribution, the Company will be required to restructure, repay or otherwise renegotiate substantially all of its outstanding debt instruments and renegotiate or make certain payments under various employment agreements with officers of the Company. The Company estimates that the costs of such undertakings will approximate $10,200,000 as it relates to restructuring, repaying or renegotiating debt instruments and approximately $14,000,000 as it relates to renegotiating or paying certain amounts under various employment agreements. It is expected that such amounts, along with other transaction costs will be funded with a portion of the $275,000,000 proceeds to be received as a partial repayment of PCA's intercompany debt, as discussed above.

     On July 17, 1997, the Company called its 5 1/2% convertible subordinated debentures (the "5 1/2% Debentures") for redemption on August 18, 1997. The Company has obtained a stand-by commitment for the issuance of subordinated indebtedness, whose net cash proceeds would qualify under the restrictive covenant contained in an indenture dated as of February 1, 1996, to be used to redeem the 5 1/2% Debentures. The Company anticipates that if the price of the Company's Common Stock is more than 3.30% above the conversion price of $13.33 immediately prior to the redemption date, the holders will be likely to convert their 5 1/2% Debentures to the Company's Common Stock. The right to convert the 5 1/2% Debentures into shares of the Company's Common Stock will expire at the close of business August 15, 1997. Conversion of all or substantially all of the 5 1/2% Debentures into the Company's Common Stock prior to the Effective Time of the Merger would cause an increase in the Company's outstanding Common Stock of approximately 11,250,000 shares and would result in holders of the Company's Common Stock receiving a comparatively smaller number of shares of Capstone common stock in the Merger.

     (iv) There are various lawsuits and regulatory actions pending against the Company arising in the normal course of business, some of which seek punitive damages. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

     (v) Effective July 31, 1987, Beverly Enterprises, a California corporation ("Beverly California"), became a wholly-owned subsidiary of Beverly Enterprises, Inc., a Delaware corporation ("Beverly Delaware"). Effective January 1, 1995, Beverly California changed its name to Beverly Health and Rehabilitation Services, Inc. ("BHRS"). Beverly Delaware (the parent) provides financial, administrative and legal services to its subsidiaries, including BHRS, for which it charges management fees.

                           BEVERLY ENTERPRISES, INC.

     The following summarized unaudited financial information concerning BHRS is being reported because BHRS's 7 5/8% convertible subordinated debentures due March 2003 and its zero coupon notes (collectively, the "Debt Securities") are publicly-held. Beverly Delaware is co-obligor of the Debt Securities. Summary unaudited financial information for BHRS is as follows (in thousands):

                                             THREE MONTHS ENDED       SIX MONTHS ENDED
                                                  JUNE 30,                JUNE 30,
                                             -------------------   -----------------------
                                               1997       1996        1997         1996
                                             --------   --------   ----------   ----------
Total revenues.............................  $668,891   $664,929   $1,339,244   $1,345,202
Total costs and expenses...................   629,525    635,114    1,271,880    1,293,854
Net income.................................    23,619     17,889       40,418       30,809

                                                               AS OF          AS OF
                                                              JUNE 30,     DECEMBER 31,
                                                                1997           1996
                                                             ----------    ------------
Current assets.............................................  $  362,080     $  369,501
Long-term assets...........................................   1,318,214      1,404,292
Current liabilities........................................     204,962        184,887
Long-term liabilities......................................     641,584        795,593

                        PHARMACY CORPORATION OF AMERICA

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      JUNE 30, 1997 AND DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                               JUNE 30,      DECEMBER 31,
                                                                 1997            1996
                                                              -----------    ------------
                                                              (UNAUDITED)       (NOTE)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................   $  6,668        $  7,575
  Accounts receivable, less allowance for doubtful accounts:
     1997 -- $14,608; 1996 -- $13,070.......................    109,798          93,078
  Notes and other receivables, less allowance for doubtful
     accounts:
     1997 -- $394; 1996 -- $820.............................        873           1,383
  Inventory.................................................     25,322          22,025
  Prepaid expenses and other................................        494             335
                                                               --------        --------
          Total current assets..............................    143,155         124,396
Property and equipment, net of accumulated depreciation and
  amortization:
  1997 -- $27,307; 1996 -- $23,263..........................     35,215          32,698
Other assets:
  Goodwill, net.............................................    290,931         276,430
  Systems development, net..................................      4,720           4,837
  Other, net................................................      7,525           3,215
                                                               --------        --------
          Total other assets................................    303,176         284,482
                                                               --------        --------
                                                               $481,546        $441,576
                                                               ========        ========
                          LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................   $ 21,237        $ 18,017
  Accrued wages and related liabilities.....................      6,006           6,656
  Other accrued liabilities.................................      6,639           6,621
  Current portion of long-term obligations..................      1,195             968
                                                               --------        --------
          Total current liabilities.........................     35,077          32,262
Long-term obligations.......................................      1,588           1,334
Deferred income taxes payable...............................      4,046           3,980
Due to Parent...............................................    333,115         312,395
Commitments and contingencies
Stockholder's equity:
  Common stock, 1,000 shares issued.........................          1               1
  Additional paid-in capital................................      3,866           3,866
  Retained earnings.........................................    103,853          87,738
                                                               --------        --------
          Total stockholder's equity........................    107,720          91,605
                                                               --------        --------
                                                               $481,546        $441,576
                                                               ========        ========

NOTE: The balance sheet at December 31, 1996 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
         THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                                        JUNE 30,                JUNE 30,
                                                  --------------------    --------------------
                                                    1997        1996        1997        1996
                                                  --------    --------    --------    --------
Revenues:
  Non-affiliates................................  $128,634    $104,930    $251,024    $210,151
  Affiliates....................................    25,102      19,925      50,304      39,080
                                                  --------    --------    --------    --------
          Total revenues........................   153,736     124,855     301,328     249,231
Cost of goods sold..............................    82,310      67,498     162,397     133,170
                                                  --------    --------    --------    --------
Gross profit....................................    71,426      57,357     138,931     116,061
Costs and expenses:
  Wages and related.............................    33,443      28,665      65,476      58,279
  Selling, general and administrative...........    15,073      12,314      29,277      24,669
  Provision for doubtful accounts...............     2,807       1,515       5,178       3,704
  Depreciation and amortization.................     5,082       3,975       9,908       7,782
  Management fees...............................       889         886       1,556       1,415
                                                  --------    --------    --------    --------
          Total costs and expenses..............    57,294      47,355     111,395      95,849
                                                  --------    --------    --------    --------
Income before provision for income taxes........    14,132      10,002      27,536      20,212
Provision for income taxes......................     5,845       4,197      11,421       8,481
                                                  --------    --------    --------    --------
Net income......................................  $  8,287    $  5,805    $ 16,115    $ 11,731
                                                  ========    ========    ========    ========

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                1997        1996
                                                              --------    --------
Cash flows from operating activities:
  Net income................................................  $ 16,115    $ 11,731
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     9,908       7,782
     Provision for reserves on accounts, notes and other
      receivables, net......................................     5,178       3,704
     Deferred taxes.........................................        66       2,405
     Changes in operating assets and liabilities, net of
      acquisitions and dispositions:
       Accounts receivable..................................   (19,610)     (5,194)
       Inventory............................................    (1,839)      2,577
       Prepaid expenses and other receivables...............      (128)       (464)
       Accounts payable and other accrued expenses..........     2,588      (6,152)
                                                              --------    --------
          Total adjustments.................................    (3,837)      4,658
                                                              --------    --------
          Net cash provided by operating activities.........    12,278      16,389
Cash flows from investing activities:
  Payments for acquisitions, net of cash acquired...........   (27,589)       (110)
  Capital expenditures......................................    (5,242)     (3,498)
  Systems development.......................................      (365)       (330)
  Other, net................................................        (1)      1,810
                                                              --------    --------
          Net cash used for investing activities............   (33,197)     (2,128)
Cash flows from financing activities:
  Advances (to) from Parent, net............................    20,531     (12,787)
  Repayments of long-term obligations.......................      (519)       (270)
                                                              --------    --------
          Net cash provided by (used for) financing
            activities......................................    20,012     (13,057)
                                                              --------    --------
Net increase (decrease) in cash and cash equivalents........      (907)      1,204
Cash and cash equivalents at beginning of period............     7,575       3,315
                                                              --------    --------
Cash and cash equivalents at end of period..................  $  6,668    $  4,519
                                                              ========    ========

Supplemental schedule of cash flow information:
  Cash paid (received) during the period for:
     Interest...............................................  $    130    $    (28)

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1997
                                  (UNAUDITED)

     (i) The condensed consolidated financial statements included herein have been prepared by Pharmacy Corporation of America (the "Company"), without audit, and include all adjustments of a normal recurring nature which are, in the opinion of management, necessary for a fair presentation of the results of operations for the three-month and six-month periods ended June 30, 1997 and 1996 pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures in these condensed consolidated financial statements are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company's December 31, 1996 consolidated financial statements and the notes thereto. The results of operations for the three-month and six-month periods ended June 30, 1997 are not necessarily indicative of the results for a full year. Unless the context indicates otherwise, the Company means Pharmacy Corporation of America and its consolidated subsidiaries.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (ii) The provisions for income taxes for the three-month and six-month periods ended June 30, 1997 and 1996 were based on estimated annual effective tax rates of 41.5% and 42.0%, respectively. The Company's estimated annual effective tax rates for 1997 and 1996 are different than the federal statutory rate primarily due to the impact of state income taxes and amortization of nondeductible goodwill. The provisions for income taxes consist of the following for the three-month and six-month periods ended June 30 (in thousands):

                                                 THREE MONTHS ENDED    SIX MONTHS ENDED
                                                      JUNE 30,             JUNE 30,
                                                 ------------------    -----------------
                                                  1997       1996       1997       1996
                                                 -------    -------    -------    ------
Federal:
  Current......................................   $5,617     $2,474    $ 9,345    $5,001
  Deferred.....................................     (807)       980         54     1,979
State:
  Current......................................    1,208        532      2,010     1,075
  Deferred.....................................     (173)       211         12       426
                                                  ------     ------    -------    ------
                                                  $5,845     $4,197    $11,421    $8,481
                                                  ======     ======    =======    ======

     (iii) During the six months ended June 30, 1997, the Company purchased 14 pharmacies for approximately $27,600,000 cash. The operations of these pharmacies were immaterial to the Company's financial position and results of operations.

     In April 1997, Beverly Enterprises, Inc. ("Beverly") entered into a definitive agreement with Capstone Pharmacy Services, Inc. ("Capstone") to combine the Company, a wholly-owned subsidiary of Beverly, with Capstone (the "Merger") to create one of the nation's largest independent institutional pharmacy companies. Beverly will receive approximately $275,000,000 of cash as partial repayment for the Company's intercompany debt, with any remaining intercompany balance contributed to the Company's capital. Beverly intends to use the $275,000,000 to repay Revolver borrowings, to pay off the 7 5/8% convertible subordinated debentures, to pay off the 8 3/4% Notes, to repay certain other notes and mortgages and for general corporate purposes. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") each share of Beverly's Common Stock issued and outstanding immediately prior to the Effective Time (other than

                        PHARMACY CORPORATION OF AMERICA
fractional shares) will be converted into the right to receive that number of newly issued shares of Capstone common stock equal to the quotient, expressed to four decimal places, of (a) 50,000,000 divided by (b) the number of shares of Beverly's Common Stock outstanding immediately prior to the Effective Time. In connection with the Merger, Beverly will transfer all of its non-Company assets and liabilities to New Beverly Holdings, Inc. ("New Beverly"), in exchange for the issuance of New Beverly common stock. Beverly will then distribute (the "Distribution") such New Beverly common stock to the then current stockholders of Beverly's Common Stock on a one-for-one basis. The Merger, which is subject to approvals by the stockholders of both Beverly and Capstone, completion of the Distribution and approvals by various government agencies, is expected to close by year-end.

     (iv) There are various lawsuits and regulatory actions pending against the Company arising in the normal course of business, some of which seek punitive damages. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

     (v) The Company provides its pharmaceutical dispensing, infusion therapy products and services and its pharmacy and nursing consulting services to nursing facilities operated by Beverly, and to the residents of Beverly facilities. Revenues from sales directly to Beverly nursing facilities were approximately $50,304,000 and $39,080,000 for the six months ended June 30, 1997 and 1996, respectively. Revenues from sales to residents of Beverly facilities, which are not considered by the Company to be revenues from affiliates, are estimated to be approximately $51,000,000 and $42,000,000 for the six months ended June 30, 1997 and 1996, respectively.

     Beverly provides certain administrative services to the Company. These services have included, among others, cash management, finance, legal, tax, financial reporting, executive management, payroll and payables processing and employee benefit plans maintenance. The responsibility for certain of these services, including finance, tax and payables processing was transferred to the Company in mid-1996 as part of a consolidation and reorganization of the Company's accounting and related functions. Substantially all cash received by the Company is deposited daily and wired to Beverly's corporate cash account. In turn, all of the Company's operating expenses, capital expenditures and other cash needs are paid by Beverly, and charged back to the Company along with a management fee for handling such services. Fees for these services amounted to approximately $1,556,000 and $1,415,000 for the six months ended June 30, 1997 and 1996, respectively. The Company believes that the charges for services provided by Beverly to the Company are a reasonable allocation of the costs incurred by Beverly on behalf of the Company in providing these services; however, such costs are not necessarily indicative of the costs that would have been incurred if the Company operated as a stand-alone entity.

     The net result of all intercompany transactions between the Company and Beverly is recorded in the "Due to Parent" account in the accompanying consolidated balance sheets. There are currently no required repayment terms for this account nor do such amounts bear interest.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Beverly Enterprises, Inc.

     We have audited the accompanying consolidated balance sheets of Beverly Enterprises, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included financial statement Schedule II-Valuation and Qualifying Accounts of Beverly Enterprises, Inc. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beverly Enterprises, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                            /s/ ERNST & YOUNG LLP

Little Rock, Arkansas
February 7, 1997, except
for Note 2, paragraph 3,
as to which the date is
March 13, 1997

                           BEVERLY ENTERPRISES, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                              ----------   ----------
                                       ASSETS

Current assets:
  Cash and cash equivalents.................................  $   69,761   $   56,303
  Accounts receivable -- patient, less allowance for
     doubtful accounts:
     1996 -- $25,618; 1995 -- $22,860.......................     491,063      514,820
  Accounts receivable -- nonpatient, less allowance for
     doubtful accounts:
     1996 -- $401; 1995 -- $497.............................      13,480       15,995
  Notes receivable..........................................      10,746        7,460
  Operating supplies........................................      55,348       59,109
  Deferred income taxes.....................................      14,543       24,892
  Prepaid expenses and other................................      42,304       38,013
                                                              ----------   ----------
          Total current assets..............................     697,245      716,592
Property and equipment, net.................................   1,248,785    1,189,985
Other assets:
  Notes receivable, less allowance for doubtful notes:
     1996 -- $4,951; 1995 -- $4,953.........................      37,306       41,915
  Designated and restricted funds...........................      75,848       57,082
  Goodwill, net.............................................     356,197      380,681
  Other, net................................................     109,701      120,206
                                                              ----------   ----------
          Total other assets................................     579,052      599,884
                                                              ----------   ----------
                                                              $2,525,082   $2,506,461
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $   99,121   $  155,385
  Accrued wages and related liabilities.....................     131,072      134,391
  Accrued interest..........................................      16,969       10,261
  Other accrued liabilities.................................      93,042       88,869
  Current portion of long-term obligations..................      38,826       84,639
                                                              ----------   ----------
          Total current liabilities.........................     379,030      473,545
Long-term obligations.......................................   1,106,256    1,066,909
Deferred income taxes payable...............................      83,610       54,687
Other liabilities and deferred items........................      95,091       90,987
Commitments and contingencies
Stockholders' equity:
  Preferred stock, shares authorized: 25,000,000............          --           --
  Common stock, shares issued: 1996 -- 104,432,848;
     1995 -- 102,618,241....................................      10,443       10,262
  Additional paid-in capital................................     774,672      766,549
  Retained earnings.........................................     133,957       83,657
  Treasury stock, at cost: 1996 -- 5,423,408 shares;
     1995 -- 3,972,208 shares...............................     (57,977)     (40,135)
                                                              ----------   ----------
          Total stockholders' equity........................     861,095      820,333
                                                              ----------   ----------
                                                              $2,525,082   $2,506,461
                                                              ==========   ==========

                            See accompanying notes.

                           BEVERLY ENTERPRISES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1996         1995         1994
                                                           ----------   ----------   ----------
Net operating revenues...................................  $3,267,189   $3,228,553   $2,969,239
Interest income..........................................      13,839       14,228       14,578
                                                           ----------   ----------   ----------
          Total revenues.................................   3,281,028    3,242,781    2,983,817
Costs and expenses:
  Operating and administrative:
     Wages and related...................................   1,819,500    1,736,151    1,600,580
     Other...............................................   1,139,442    1,224,681    1,114,916
  Interest...............................................      91,111       84,245       64,792
  Depreciation and amortization..........................     105,468      103,581       88,734
  Impairment of long-lived assets:
     Adoption of SFAS No. 121............................          --       68,130           --
     Development and other costs.........................          --       32,147           --
                                                           ----------   ----------   ----------
          Total costs and expenses.......................   3,155,521    3,248,935    2,869,022
                                                           ----------   ----------   ----------
Income (loss) before provision for income taxes and
  extraordinary charge...................................     125,507       (6,154)     114,795
Provision for income taxes...............................      73,481        1,969       37,882
                                                           ----------   ----------   ----------
Income (loss) before extraordinary charge................      52,026       (8,123)      76,913
Extraordinary charge, net of income taxes of $1,099 in
  1996 and $1,188 in 1994................................      (1,726)          --       (2,412)
                                                           ----------   ----------   ----------
Net income (loss)........................................  $   50,300   $   (8,123)  $   74,501
                                                           ==========   ==========   ==========
Net income (loss) applicable to common shares............  $   50,300   $  (14,998)  $   66,251
                                                           ==========   ==========   ==========
Income (loss) per share of common stock:
  Primary:
     Before extraordinary charge.........................  $      .52   $     (.16)  $      .79
     Extraordinary charge................................        (.02)          --         (.03)
                                                           ----------   ----------   ----------
     Net income (loss)...................................  $      .50   $     (.16)  $      .76
                                                           ==========   ==========   ==========
     Shares used to compute per share amounts............      99,646       92,233       87,087
                                                           ==========   ==========   ==========
  Fully-diluted:
     Before extraordinary charge.........................  $      .50   $     (.16)  $      .78
     Extraordinary charge................................        (.02)          --         (.02)
                                                           ----------   ----------   ----------
     Net income (loss)...................................  $      .48   $     (.16)  $      .76
                                                           ==========   ==========   ==========
     Shares used to compute per share amounts............     111,002       92,233       98,428
                                                           ==========   ==========   ==========

                            See accompanying notes.

                           BEVERLY ENTERPRISES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                    ADDITIONAL
                                             PREFERRED    COMMON     PAID-IN     RETAINED   TREASURY
                                               STOCK      STOCK      CAPITAL     EARNINGS    STOCK       TOTAL
                                             ---------   --------   ----------   --------   --------   ---------
Balances at January 1, 1994................  $ 150,000   $  8,825    $590,909    $ 33,263   $(40,135)  $ 742,862
  Exercise of stock option grant...........         --        100      11,900          --         --      12,000
  Employee stock transactions, net.........         --         37       4,830          --         --       4,867
  Preferred stock dividends................         --         --          --      (8,250)        --      (8,250)
  Issuance of ATH preferred stock(1).......         --         --       1,264          --         --       1,264
  Accretion of amounts due upon redemption
     of ATH preferred stock(1).............         --         --         859        (859)        --          --
  Net income...............................         --         --          --      74,501         --      74,501
                                             ---------   --------    --------    --------   --------   ---------
Balances at December 31, 1994..............    150,000      8,962     609,762      98,655    (40,135)    827,244
  Issuance of 12,361,184 shares of common
     stock for the purchase of PMSI........         --      1,236     149,693          --         --     150,929
  Exchange of Preferred Stock into 5 1/2%
     Debentures............................   (150,000)        --          --          --         --    (150,000)
  Employee stock transactions, net.........         --         64       7,094          --         --       7,158
  Preferred stock dividends................         --         --          --      (6,875)        --      (6,875)
  Net loss.................................         --         --          --      (8,123)        --      (8,123)
                                             ---------   --------    --------    --------   --------   ---------
Balances at December 31, 1995..............         --     10,262     766,549      83,657    (40,135)    820,333
  Employee stock transactions, net.........         --        181       8,123          --         --       8,304
  Purchase of common stock for treasury....         --         --          --          --    (17,842)    (17,842)
  Net income...............................         --         --          --      50,300         --      50,300
                                             ---------   --------    --------    --------   --------   ---------
Balances at December 31, 1996..............  $      --   $ 10,443    $774,672    $133,957   $(57,977)  $ 861,095
                                             =========   ========    ========    ========   ========   =========

---------------

(1) Amounts were recorded by ATH prior to its merger with the Company in September 1994.

                            See accompanying notes.

                           BEVERLY ENTERPRISES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                        --------------------------------------
                                                           1996           1995         1994
                                                        -----------    ----------    ---------
Cash flows from operating activities:
  Net income (loss)...................................  $    50,300    $   (8,123)   $  74,501
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization....................      105,468       103,581       88,734
     Impairment of long-lived assets..................           --       100,277           --
     Provision for reserves and discounts on patient,
       notes and other receivables, net...............       28,544        15,889       14,107
     Amortization of deferred financing costs.........        3,210         4,379        4,241
     Extraordinary charge.............................        2,825            --        3,600
     Gains on dispositions of facilities and other
       assets, net....................................      (20,951)       (2,253)      (9,749)
     Deferred taxes...................................       33,765       (20,394)      (2,031)
     Net increase (decrease) in insurance related
       accounts.......................................      (22,336)      (10,531)       8,342
     Changes in operating assets and liabilities, net
       of acquisitions and dispositions:
       Accounts receivable -- patient.................      (25,851)      (84,420)     (76,320)
       Operating supplies.............................        3,226         1,649       (2,777)
       Prepaid expenses and other receivables.........          771          (154)       1,597
       Accounts payable and other accrued expenses....      (53,029)       16,370       (2,809)
       Income taxes payable...........................       26,711        (6,194)       7,332
       Other, net.....................................          527        (3,867)     (13,361)
                                                        -----------    ----------    ---------
          Total adjustments...........................       82,880       114,332       20,906
                                                        -----------    ----------    ---------
          Net cash provided by operating activities...      133,180       106,209       95,407
Cash flows from investing activities:
  Payments for acquisitions, net of cash acquired.....      (80,981)      (34,184)    (267,227)
  Proceeds from dispositions of facilities and other
     assets...........................................      121,660        46,892       77,211
  Collections on notes receivable and REMIC
     investment.......................................       12,809        15,594        8,393
  Capital expenditures................................     (136,442)     (161,911)    (124,742)
  Other, net..........................................       (8,547)      (10,945)     (12,375)
                                                        -----------    ----------    ---------
          Net cash used for investing activities......      (91,501)     (144,554)    (318,740)
Cash flows from financing activities:
  Revolver borrowings.................................    1,308,000     1,017,000       62,000
  Repayments of Revolver borrowings...................   (1,230,000)     (939,000)     (62,000)
  Proceeds from issuance of long-term obligations.....      228,862        25,000      309,308
  Repayments of long-term obligations.................     (318,447)      (68,400)     (98,340)
  Purchase of common stock for treasury...............      (15,445)           --           --
  Proceeds from exercise of stock options.............        3,620         2,146       14,509
  Proceeds from issuance of ATH preferred stock.......           --            --        1,264
  Deferred financing costs............................       (7,560)       (2,161)      (7,653)
  Dividends paid on preferred stock...................         (688)       (8,250)      (8,250)
  Proceeds from designated funds, net.................        3,437           349        3,401
                                                        -----------    ----------    ---------
          Net cash provided by (used for) financing
            activities................................      (28,221)       26,684      214,239
                                                        -----------    ----------    ---------
Net increase (decrease) in cash and cash
  equivalents.........................................       13,458       (11,661)      (9,094)
Cash and cash equivalents at beginning of year........       56,303        67,964       77,058
                                                        -----------    ----------    ---------
Cash and cash equivalents at end of year..............  $    69,761    $   56,303    $  67,964
                                                        ===========    ==========    =========
Supplemental schedule of cash flow information:
  Cash paid during the year for:
     Interest (net of amount capitalized).............  $    81,193    $   80,433    $  59,242
     Income taxes (net of refunds)....................       11,906        28,557       31,501

                            See accompanying notes.

                           BEVERLY ENTERPRISES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     References herein to the Company include Beverly Enterprises, Inc. and its wholly-owned subsidiaries. The Company provides long-term healthcare in 35 states and the District of Columbia. Its operations include nursing facilities, acute long-term transitional hospitals, institutional and mail service pharmacies, rehabilitation therapy services, outpatient therapy clinics, assisted living centers, hospices and home healthcare centers. The consolidated financial statements of the Company include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

  Property and Equipment

     Property and equipment is stated at cost less accumulated depreciation or, where appropriate, the present value of the related capital lease obligations less accumulated amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets.

  Intangible Assets

     Goodwill (stated at cost less accumulated amortization of $38,446,000 in 1996 and $30,431,000 in 1995) is being amortized over 40 years or, if applicable, the life of the lease using the straight-line method. Operating and leasehold rights and licenses, which are included in the consolidated balance sheet caption "Other, net," (stated at cost less accumulated amortization of $18,716,000 in 1996 and $19,040,000 in 1995) are being amortized over the lives of the related assets (principally 40 years) and leases (principally 10 to 15 years), using the straight-line method.

     On an ongoing basis, the Company reviews the carrying value of its intangible assets in light of any events or circumstances that indicate they may be impaired or that the amortization period may need to be adjusted. If such circumstances suggest the intangible value cannot be recovered, calculated based on undiscounted cash flows over the remaining amortization period, the carrying value of the intangible will be reduced by such shortfall. As of December 31, 1996, the Company does not believe there is any indication that the carrying value or the amortization period of its intangibles needs to be adjusted. See "-- Impairment of Long-Lived Assets."

  Impairment of Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121") which requires impairment losses to be recognized for long-lived assets

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. In accordance with SFAS No. 121, the Company assesses the need for an impairment write-down when such indicators of impairment are present. There were no material impairment adjustments recorded during the year ended December 31, 1996.

     In the fourth quarter of 1995, the Company recorded an impairment loss of approximately $68,130,000 upon adoption of SFAS No. 121. Such loss primarily related to certain nursing facilities, transitional hospitals, institutional pharmacies and assisted living centers with current period operating losses. Such current period operating losses, combined with a history of operating losses and anticipated future operating losses, led management to believe that impairment existed at such facilities. In addition, there were certain nursing facilities for which management expected an adverse impact on future earnings and cash flows as a result of recent changes in state Medicaid reimbursement programs. Accordingly, management estimated the undiscounted future cash flows to be generated by each facility. If the undiscounted future cash flow estimates were less than the carrying value of the corresponding facility, management estimated the fair value of such facility and wrote the carrying value down to their estimate of fair value. Management calculated the fair value of the impaired facilities by using the present value of estimated future cash flows, or its best estimate of what such facility, or similar facilities in that state, would sell for in the open market. Management believes it has the knowledge to make such estimates of open market sales prices based on the volume of facilities the Company has purchased and sold in previous years.

     In addition to the SFAS No. 121 charge, the Company recorded a fourth quarter of 1995 impairment loss for other long-lived assets of approximately $32,147,000 primarily related to the write-off of software and business development costs. During the fourth quarter of 1995, the Company hired a new Senior Vice President of Information Technology, who redirected the Company's systems development initiatives, causing a write-down, or a write-off, of certain software and software development projects. In addition, the Company wrote off certain business development and other costs where the Company believed the carrying amount was unrecoverable.

  Insurance

     The Company insures auto liability, general liability and workers' compensation risks, in most states, through insurance policies with third parties, some of which may be subject to reinsurance agreements between the insurer and Beverly Indemnity, Ltd., a wholly-owned subsidiary of the Company. The liabilities for estimated incurred losses not covered by third party insurance are discounted at 10% to their present value based on expected loss payment patterns determined by independent actuaries. The discounted insurance liabilities are included in the consolidated balance sheet captions as follows (in thousands):

                                                                1996        1995
                                                              --------    --------
Accrued wages and related liabilities.......................  $ 32,644    $ 35,265
Other accrued liabilities...................................     8,226       6,572
Other liabilities and deferred items........................    90,714      84,720
                                                              --------    --------
                                                              $131,584    $126,557
                                                              ========    ========

     On an undiscounted basis, the total insurance liabilities as of December 31, 1996 and 1995 were $170,099,000 and $164,060,000, respectively. As of
December 31, 1996, the Company had deposited approximately $94,500,000 in funds (the "Beverly Indemnity funds") that are restricted for the payment of

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) insured claims. In addition, the Company anticipates that approximately $21,700,000 of its existing cash at December 31, 1996, while not legally restricted, will be utilized to fund certain workers' compensation and general liability claims, and the Company does not expect to use such cash for other purposes.

  Stock-Based Awards

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") which encourages, but does not require, companies to recognize compensation expense for stock-based awards based on their fair value on the date of grant. The Company has elected to continue to account for its stock-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for its stock option grants. See
Note 6 for the pro forma effects on the Company's reported net income and earnings per share assuming the election had been made to recognize compensation expense on stock-based awards in accordance with SFAS No. 123.

  Revenues

     The Company's revenues are derived primarily from providing long-term healthcare services. Approximately 75%, 77% and 80% of the Company's net operating revenues for 1996, 1995 and 1994, respectively, were derived from funds under federal and state medical assistance programs, and approximately 73%, 72% and 78% of the Company's net patient accounts receivable at December 31, 1996, 1995 and 1994, respectively, are due from such programs. These revenues and receivables are reported at their estimated net realizable amounts and are subject to audit and retroactive adjustment. Provisions for estimated third-party payor settlements are provided in the period the related services are rendered and are adjusted in the period of settlement. Changes in estimates related to third party receivables resulted in the recording of approximately $10,900,000, $19,700,000 and $11,000,000 of revenues for the years ended
December 31, 1996, 1995 and 1994, respectively.

  Concentration of Credit Risk

     The Company has significant accounts receivable, notes receivable and other assets whose collectibility or realizability is dependent upon the performance of certain governmental programs, primarily Medicaid and Medicare. These receivables and other assets represent the only concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an adequate provision has been made for the possibility of these receivables and other assets proving uncollectible and continually monitors and adjusts these allowances as necessary.

  Earnings per Share

     For the years ended December 31, 1995 and 1994, net income (loss) applicable to common shares was computed by deducting preferred stock dividends from net income (loss), when dilutive. During the fourth quarter of 1995, the Company exchanged its cumulative convertible exchangeable preferred stock into 5 1/2% convertible subordinated debentures. Primary earnings per share for the years ended December 31, 1996 and 1994 were computed by dividing net income applicable to common shares by the weighted average number of shares of Common Stock outstanding during the period and the weighted average number of shares issuable upon exercise of stock options, calculated using the treasury stock method. Fully diluted earnings per share for the year ended December 31, 1996 was computed as above and assumed conversion of the Company's 5 1/2% convertible subordinated debentures. Fully diluted earnings per share for the year ended December 31, 1994

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) was computed as above and assumed conversion of the Company's cumulative convertible exchangeable preferred stock. Conversion of the Company's 7 5/8% convertible subordinated debentures and zero coupon notes would have an anti-dilutive effect and, therefore, were not assumed. For the year ended December 31, 1995, primary and fully diluted earnings per share were computed by dividing net loss applicable to common shares by the weighted average number of shares of Common Stock outstanding during the period.

  Other

     Certain prior year amounts have been reclassified to conform with the 1996 presentation.

2. ACQUISITIONS AND DISPOSITIONS

     During the year ended December 31, 1996, the Company acquired 22 nursing facilities (2,138 beds)(15 of such facilities (1,747 beds)were previously leased), one previously managed nursing facility (180 beds) and certain other assets including, among other things, pharmacy, hospice and outpatient therapy businesses, for approximately $80,000,000 cash, approximately $7,500,000 acquired debt, approximately $7,000,000 closing and other costs, approximately $4,800,000 reduction in receivables and approximately $1,900,000 security and other deposits. The acquisitions of such facilities and other assets were accounted for as purchases. The Company does not operate three of such nursing facilities which were subleased to other nursing home operators in prior year transactions. Also during such period, the Company sold or terminated the leases on 83 nursing facilities (5,230 beds) (including the three nursing facilities which were not operated by the Company, as mentioned above) and certain other assets for cash proceeds of approximately $36,700,000 and approximately $4,200,000 of notes receivable. The operations of these facilities and certain other assets were immaterial to the Company's financial position and results of operations.

     In November 1996, the Company sold its MedView Services unit ("MedView") for cash of approximately $89,700,000 (approximately $2,200,000 of which was included in accounts receivable-nonpatient at December 31, 1996). MedView provides a full range of managed care services to the workers' compensation market and is the nation's largest workers' compensation-related preferred provider organization with 120,000 member providers. It also offers case management and injury reporting and tracking services. The operations of MedView were immaterial to the Company's financial position and results of operations.

     On March 13, 1997, the Company announced that it has entered into a definitive agreement to sell 49 of its skilled nursing facilities in the state of Texas to Complete Care Services, L.P. The transaction is scheduled to close during the second quarter of 1997 and is subject to normal regulatory review. The Company anticipates using the net cash proceeds generated from the sale for one or more of the following purposes: strategic investments; repay indebtedness; and repurchase Common Stock. The operations of these facilities are immaterial to the Company's financial position and results of operations.

     During the year ended December 31, 1995, the Company purchased 17 previously leased nursing facilities (2,118 beds), one previously leased retirement living center (17 units) and certain other assets for approximately $32,700,000 cash, approximately $40,400,000 acquired debt and approximately $1,700,000 security and other deposits. The Company does not operate four of such facilities which were subleased to other nursing home operators in prior year transactions. Also during such period, the Company sold, subleased or terminated the leases on 11 nursing facilities (1,199 beds), 12 homes for the developmentally disabled (1,065 beds), six retirement living centers (1,141 units) and certain other assets for cash proceeds of approximately $39,400,000, approximately $3,700,000 of notes receivable and the assumption of approximately $52,800,000 of debt. In addition, the Company terminated a management agreement on two nursing

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

2. ACQUISITIONS AND DISPOSITIONS -- (CONTINUED) facilities (150 beds) and four assisted living centers (510 units). The operations of these facilities were immaterial to the Company's financial position and results of operations.

     In June 1995, the Company acquired Pharmacy Management Services, Inc. ("PMSI") in exchange for approximately 12,400,000 shares of the Company's Common Stock plus closing and related costs. PMSI is a leading nationwide provider of medical cost containment and managed care services to workers' compensation payors and claimants. The acquisition was accounted for as a purchase and was not material to the Company's financial position or results of operations.

     During the year ended December 31, 1994, the Company purchased 19 previously leased nursing facilities (2,202 beds), one previously leased retirement living center (20 units) and certain other assets for approximately $43,600,000 cash, approximately $1,000,000 issuance of debt, approximately $16,900,000 assumed and acquired debt and approximately $1,400,000 security and other deposits. Also during such period, the Company sold, subleased or terminated the leases on 77 nursing facilities (7,192 beds) and certain other assets for cash proceeds of approximately $80,200,000, approximately $700,000 of notes receivable and the assumption of approximately $40,000 of debt. The operations of these facilities were immaterial to the Company's financial position and results of operations.

     During the third quarter of 1994, the Company issued 2,400,000 shares of Common Stock for all of the outstanding stock of American Transitional Hospitals, Inc. ("ATH"). ATH operates licensed hospitals specializing in long-term acute care and transitional acute care to medically complex, chronically ill patients. The merger was accounted for as a pooling of interests and, accordingly the Company's consolidated financial statements were restated to reflect ATH's financial position, results of operations and cash flows for each period prior to the merger. All transactions between the Company and ATH prior to the merger were eliminated in the restated consolidated financial statements. The merger of ATH was not material to the Company's financial position or results of operations.

     In November 1994, Pharmacy Corporation of America ("PCA"), a wholly-owned subsidiary of the Company, acquired Insta-Care Holdings, Inc. ("Insta-Care"), for cash of approximately $112,000,000, as well as other costs incurred totaling approximately $10,500,000. Insta-Care provides pharmaceutical dispensing services in six states to approximately 65,000 patients in nursing homes and correctional facilities. In December 1994, PCA acquired three institutional pharmacy subsidiaries of Synetic, Inc. ("Synetic pharmacies"), for cash of approximately $107,300,000, as well as other costs incurred totaling approximately $6,000,000. The Synetic businesses provide pharmaceutical dispensing services in the New England area and the state of Indiana to approximately 45,000 patients in various institutions, including nursing homes, transitional care facilities, correctional facilities and group homes. These acquisitions were accounted for as purchases and were not material to the Company's financial position or results of operations.

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

3. PROPERTY AND EQUIPMENT

     Following is a summary of property and equipment and related accumulated depreciation and amortization, by major classification, at December 31 (in thousands):

                                                           TOTAL                     OWNED                 LEASED
                                                  -----------------------   -----------------------   -----------------
                                                     1996         1995         1996         1995       1996      1995
                                                  ----------   ----------   ----------   ----------   -------   -------
Land, buildings and improvements................  $1,476,988   $1,375,945   $1,424,517   $1,319,008   $52,471   $56,937
Furniture and equipment.........................     375,479      347,478      365,678      340,220     9,801     7,258
Construction in progress........................      39,403       47,587       39,403       47,587        --        --
                                                  ----------   ----------   ----------   ----------   -------   -------
                                                   1,891,870    1,771,010    1,829,598    1,706,815    62,272    64,195
Less accumulated depreciation and
  amortization..................................     643,085      581,025      601,330      537,704    41,755    43,321
                                                  ----------   ----------   ----------   ----------   -------   -------
                                                  $1,248,785   $1,189,985   $1,228,268   $1,169,111   $20,517   $20,874
                                                  ==========   ==========   ==========   ==========   =======   =======

     The Company provides depreciation and amortization using the straight-line method over the following estimated useful lives: land improvements -- 5 to 15 years; buildings -- 35 to 40 years; building improvements -- 5 to 20 years; leasehold improvements -- 5 to 20 years or term of lease, if less; furniture and equipment -- 5 to 15 years. Capitalized lease assets are amortized over the remaining initial terms of the leases.

     Depreciation and amortization expense related to property and equipment for the years ended December 31, 1996, 1995 and 1994 was $85,221,000, $82,752,000
and $77,575,000, respectively.

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

4. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following at December 31 (dollars in thousands, except per share amounts):

                                                                 1996          1995
                                                              ----------    ----------
Notes and mortgages, less imputed interest: 1996 -- $257,
  1995 -- $312; due in installments through the year 2031,
  at effective interest rates of 5.89% to 14.00%, a portion
  of which is secured by property, equipment and other
  assets with a net book value of $272,875 at December 31,
  1996......................................................  $  178,983    $  158,597
Industrial development revenue bonds, less imputed interest:
  1996 -- $48, 1995 -- $61; due in installments through the
  year 2013, at effective interest rates of 4.99% to 10.52%, a portion of which is secured by property and other assets
  with a net book value of $221,964 at December 31, 1996....     203,606       214,107
9% Senior Notes due February 15, 2006, unsecured............     180,000            --
1996 Credit Agreement due December 31, 2001.................     156,000            --
1994 Credit Agreement (repaid in December 1996).............          --       280,500
Term Loan under the 1992 Credit Facility (repaid in December
  1996).....................................................          --        55,000
Nippon Term Loan under the Nippon Credit Agreement (repaid
  in December 1996).........................................          --        20,000
Term Loan under the GE Capital Facility.....................       9,547            --
8 3/4% First Mortgage Bonds due July 1, 2008, secured by
  first mortgages on eight nursing facilities with an
  aggregate net book value of $16,924 at December 31,
  1996......................................................      19,362        19,765
8 5/8% First Mortgage Bonds due October 1, 2008, secured by
  first mortgages on 11 nursing facilities with an aggregate
  net book value of $30,417 at December 31, 1996............      29,062        29,788
8 3/4% Notes due December 31, 2003, unsecured...............      24,845        24,875
7 3/4% Note due in quarterly installments through June 1,
  2001, secured by first mortgages on 11 nursing facilities
  and one assisted living center with an aggregate net book
  value of $22,109 at December 31, 1996.....................      22,554        23,589
Series 1995 Bonds due June 2005, at interest rates of 6.88%
  with respect to $7,000 and 7.24% with respect to $18,000,
  secured by a letter of credit.............................      25,000        25,000
Medium Term Notes due June 15, 2000, at an interest rate
  based on LIBOR, as defined, plus .35%, secured by eligible receivables of selected nursing facilities of $70,902 at
  December 31, 1996, which cannot be used to satisfy claims
  of the Company or any of its subsidiaries.................      50,000        50,000
7 5/8% convertible subordinated debentures due March 15,
  2003, convertible at $20.47 per share of Common Stock.....      67,924        67,924
5 1/2% convertible subordinated debentures due August 1,
  2018, convertible at $13.33 per share of Common Stock.....     150,000       150,000
Zero coupon notes, face amount, less unamortized discount:
  1996 -- $785, 1995 -- $1,039; maturing July 16, 2003,
  anticipated to be due September 30, 1997, convertible into
  13.32 shares of Common Stock per $1 note..................       1,172         1,288
                                                              ----------    ----------
                                                               1,118,055     1,120,433
Present value of capital lease obligations, less imputed
  interest: 1996 -- $863, 1995 -- $972, at effective
  interest rates of 5.71% to 13.00%.........................      27,027        31,115
                                                              ----------    ----------
                                                               1,145,082     1,151,548
Less amounts due within one year............................      38,826        84,639
                                                              ----------    ----------
                                                              $1,106,256    $1,066,909
                                                              ==========    ==========

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

4. LONG-TERM OBLIGATIONS -- (CONTINUED)
     In February 1996, the Company completed the sale of $180,000,000 of 9% Senior Notes due February 15, 2006 (the "Senior Notes") through a public offering (the "Senior Notes offering") for net cash proceeds of approximately $174,850,000. The Company used approximately $87,500,000 of such net proceeds to prepay certain scheduled maturities on the Term Loan under its 1994 Credit Agreement, approximately $28,000,000 to prepay certain scheduled maturities on the Term Loan under its 1992 Credit Facility, approximately $8,750,000 to prepay certain scheduled maturities under its Nippon Term Loan, and the remaining net proceeds to repay Revolver borrowings and for general corporate purposes. The Senior Notes are unsecured obligations, guaranteed by substantially all of the Company's present and future subsidiaries (collectively, the "Subsidiary Guarantors"), and impose on the Company certain restrictive covenants. Separate financial statements of the Subsidiary Guarantors are not considered to be material to holders of the Senior Notes since the guaranty of each of the Subsidiary Guarantors is joint and several and full and unconditional (except that liability thereunder is limited to an aggregate amount equal to the largest amount that would not render its obligations thereunder subject to avoidance under Section 548 of the Bankruptcy Code of 1978, as amended, or any comparable provisions of applicable state law), and Beverly Enterprises, Inc., the parent, has no operations or assets separate from its investment in its subsidiaries.

     In July 1996, the Company entered into a term loan facility (the "GE Capital Facility"), whereby the Company may borrow up to $25,000,000 from time to time in separate series, in amounts and at interest rates based on the three-year U.S. Treasury Note rate plus 230 basis points at the date of funding. The GE Capital Facility requires monthly principal and interest payments and is secured by a security interest in certain lighting equipment of various nursing facilities. As of December 31, 1996, approximately $14,900,000 of aggregate principal amount under the GE Capital Facility remained unissued.

     In December 1996, the Company entered into a $375,000,000 Amended and Restated Credit Agreement (the "1996 Credit Agreement") which provides for a Revolver/Letter of Credit Facility (the "Revolver/LOC Facility"). The proceeds from the 1996 Credit Agreement were used to repay the Term Loan and Revolver borrowings under the 1994 Credit Agreement, the Term Loan under the 1992 Credit Facility and the Nippon Term Loan. Borrowings under the 1996 Credit Agreement bear interest at adjusted LIBOR plus .875%, the Prime Rate, as defined, or the adjusted CD rate, as defined, plus 1%, at the Company's option. Such interest rates may be adjusted quarterly based on certain financial ratio calculations. The Company pays certain commitment fees and commissions with respect to the Revolver/LOC Facility and had approximately $186,800,000 of unused commitments under such facility at December 31, 1996. The 1996 Credit Agreement is secured by a security interest in the stock of PCA and certain of its subsidiaries and imposes on the Company certain financial tests and restrictive covenants. The Company incurred a $1,726,000 extraordinary charge, net of income taxes, in 1996 related to the write-off of unamortized deferred financing costs associated with the repayment of these debt instruments, as well as certain bond refundings.

     The Company entered into various other notes and mortgages during 1996 totaling approximately $38,700,000 in conjunction with the purchase of certain nursing facilities. Such debt instruments bear interest at rates ranging from 8.25% to 9.08%, require monthly installments of principal and interest, and are secured by mortgage interests in the real property and security interests in the personal property of the purchased nursing facilities.

     During 1996, the Company filed a Registration Statement covering $200,000,000 of debt securities, shares of preferred stock, shares of Common Stock and warrants to purchase Common Stock which may be offered, separately or together, in separate series in amounts, at prices and on terms to be determined at the time of sale. The net proceeds from the offerings are anticipated to be used for general corporate purposes,

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

4. LONG-TERM OBLIGATIONS -- (CONTINUED)
which may include, but are not limited to, working capital, capital expenditures, repayments of indebtedness and acquisitions. As of December 31, 1996, no securities have been issued under such registration statement.

     In 1993, the Company registered with the Securities and Exchange Commission $100,000,000 aggregate principal amount of certain debt securities, which are to be offered from time to time as separate series in amounts, at prices and on terms to be determined at the time of sale. The Company issued $20,000,000 of 8 3/4% First Mortgage Bonds, $30,000,000 of 8 5/8% First Mortgage Bonds and $25,000,000 of 8 3/4% Notes under such registration. As of December 31, 1996, $25,000,000 of aggregate principal amount of debt securities under such registration remained unissued.

     Maturities and sinking fund requirements of long-term obligations, including capital leases, for the years ending December 31 are as follows (in thousands):

                                                    1997      1998      1999      2000       2001     THEREAFTER     TOTAL
                                                   -------   -------   -------   -------   --------   ----------   ----------
Future minimum lease payments....................  $ 6,682   $ 5,191   $ 4,272   $ 3,202   $  3,228    $ 24,920    $   47,495
Less interest....................................    2,457     2,127     1,839     1,620      1,446      10,979        20,468
                                                   -------   -------   -------   -------   --------    --------    ----------
Net present value of future minimum lease
  payments.......................................    4,225     3,064     2,433     1,582      1,782      13,941        27,027
Notes, mortgages, bonds and debentures...........   34,601    39,790    34,687    87,076    205,525     716,376     1,118,055
                                                   -------   -------   -------   -------   --------    --------    ----------
                                                   $38,826   $42,854   $37,120   $88,658   $207,307    $730,317    $1,145,082
                                                   =======   =======   =======   =======   ========    ========    ==========

     Many of the capital and operating leases contain at least one renewal option (which could extend the term of the leases by five to fifteen years), purchase options, escalation clauses and provisions for payments by the Company of real estate taxes, insurance and maintenance costs.

     The industrial development revenue bonds were originally issued prior to 1985 primarily for the construction or acquisition of nursing facilities. Bond reserve funds are included in designated funds. These funds are invested primarily in certificates of deposit and in United States government securities and are carried at cost, which approximates market value. Net capitalized interest relating to construction was not material in 1996, 1995 or 1994.

5. COMMITMENTS AND CONTINGENCIES

     The future minimum rental commitments required by all noncancelable operating leases with initial or remaining terms in excess of one year as of December 31, 1996, are as follows (in thousands):

YEAR ENDING
DECEMBER 31,
------------
   1997...............................................................  $ 73,533
   1998...............................................................    58,579
   1999...............................................................    47,373
   2000...............................................................    32,578
   2001...............................................................    22,036
   Thereafter.........................................................    57,076
                                                                        --------
                                                                        $291,175
                                                                        ========

     Total future minimum rental commitments are net of approximately $15,194,000 of minimum sublease rental income due in the future under noncancelable subleases. Rent expense on operating leases, net of sublease rental income, for the years ended December 31 was as follows:
1996 -- $116,718,000; 1995 -- $127,074,000; 1994 -- $127,187,000. Sublease rent income was approximately $4,595,000, $5,426,000 and

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

5. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
$5,410,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Contingent rent expense, based primarily on revenues, was approximately $18,000,000, $22,000,000 and $22,000,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

     In 1992, the Company entered into an agreement to outsource its management information systems functions for a period of seven years, with an option to renew based on mutual agreement among the parties. The future minimum commitments as of December 31, 1996 required under such agreement, as amended, are as follows: 1997 -- $6,133,000; 1998 -- $6,133,000; 1999 -- $3,578,000. The
Company incurred approximately $8,711,000, $8,529,000 and $8,906,000 under such agreement during the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company is contingently liable for approximately $105,596,000 of long-term obligations maturing on various dates through 2019, as well as annual interest and letter of credit fees of approximately $8,460,000. Such contingent liabilities principally arose from the Company's sale of nursing facilities and retirement living centers. The Company operates the facilities related to approximately $25,891,000 of the principal amount for which it is contingently liable, pursuant to long-term agreements accounted for as operating leases. In addition, the Company is contingently liable for various operating leases that were assumed by purchasers and are secured by the rights thereto.

     Approximately 100 of the Company's facilities are represented by various labor unions. Certain labor unions have publicly stated that they are concentrating their organizing efforts within the long-term healthcare industry. The Company, being one of the largest employers within the long-term healthcare industry, has been the target of a "corporate campaign" by two AFL-CIO affiliated unions attempting to organize certain of the Company's facilities. Although the Company has never experienced any material work stoppages and believes that its relations with its employees (and the existing unions that represent certain of them) are generally good, the Company cannot predict the effect continued union representation or organizational activities will have on the Company's future activities. There can be no assurance that continued union representation and organizational activities will not result in material work stoppages, which could have a material adverse effect on the Company's operations.

     There are various lawsuits and regulatory actions pending against the Company arising in the normal course of business, some of which seek punitive damages. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

6. STOCKHOLDERS' EQUITY

     The Company had 300,000,000 shares of authorized $.10 par value common stock ("Common Stock") at December 31, 1996 and 1995. The Company is subject to certain restrictions under its long-term debt agreements related to the payment of cash dividends on its Common Stock. The Company had 25,000,000 shares of authorized $1 par value preferred stock at December 31, 1996 and 1995, all of which remained unissued. The Board of Directors has authority, without further stockholder action, to set rights, privileges and preferences for any unissued shares of preferred stock.

     In June 1996, the Company announced that its Board of Directors had authorized a stock repurchase program whereby the Company may repurchase, from time to time on the open market, up to a total of 10,000,000 shares of its outstanding Common Stock. During 1996, the Company repurchased approximately 1,500,000 shares of its Common Stock at a cost of approximately $17,800,000. The repurchases were financed primarily through proceeds from dispositions and borrowings under the Company's Revolver/LOC Facility.

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
     During 1994, the Board of Directors of the Company adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan provides for the distribution of one Common Stock Purchase Right (the "Rights") for each share of Common Stock outstanding at the close of business on November 2, 1994. Under certain circumstances, the Rights become exercisable to purchase shares of Common Stock, or securities of an acquiring entity, at one-half of market value. The Rights are designed to protect stockholders in the event of an unsolicited attempt to acquire the Company and to deal with the possibility of unilateral actions by hostile acquirors. These Rights are redeemable at the option of the Company at $.01 per Right. The issuance of the Rights has no dilutive effect on the Company's earnings per share.

     During 1996, the Beverly Enterprises, Inc. 1996 Long-Term Incentive Plan was approved (the "1996 Long-Term Incentive Plan"). Such plan became effective July 1, 1996 and will remain in effect until December 31, 2006, subject to the earlier termination by the Board of Directors. The Company has 4,000,000 shares of Common Stock authorized for issuance, subject to certain adjustments, under the 1996 Long-Term Incentive Plan in the form of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance awards and other stock unit awards. Nonqualified and incentive stock options must be granted at a purchase price equal to market price on the date of grant. All options are exercisable no sooner than six months from the grant date and expire no later than 10 years from the grant date. Stock appreciation rights may be granted alone, in tandem with an option or in addition to an option. Stock appreciation rights are exercisable no sooner than six months from the grant date and expire no later than 10 years from the grant date. Restricted stock awards are outright stock grants which have a minimum vesting period of one year for performance-based awards and three years for other awards. Performance awards and other stock unit awards may be granted based on the achievement of certain performance or other goals and will carry certain restrictions, as defined. The Compensation Committee of the Board of Directors is responsible for administering the 1996 Long-Term Incentive Plan and will have complete discretion in determining the number of shares or units to be granted, in setting performance goals and in applying other restrictions to awards, as needed, under the plan.

     The Company has 200,000 shares of Common Stock authorized for issuance, subject to certain adjustments, under its Nonemployee Directors' Plan. The Nonemployee Directors' Plan provides that 2,500 nonqualified stock options be granted to each nonemployee director on June 1 of each year until the plan is terminated, subject to the availability of shares. Such nonqualified stock options are granted at a purchase price equal to fair market value on the date of grant, become exercisable one year after date of grant and expire ten years after date of grant.

     The Company has 3,000,000 shares of Common Stock authorized for issuance, subject to certain adjustments, under its 1993 Incentive Stock Plan in the form of nonqualified stock options, incentive stock options, restricted stock, performance awards and other stock unit awards. Incentive stock options must be granted at a purchase price equal to market price on the date of grant. Nonqualified stock options may be granted at no less than 85% of market price on the date of grant. All grants made at less than market price must be in lieu of cash payments. All options are exercisable no sooner than one year from the grant date and expire no later than 10 years from the grant date. Restricted stock awards are outright stock grants which have a minimum vesting period of one year for performance-based awards, and three years for other awards. Performance awards and other stock unit awards, including phantom units, may be granted based on the achievement of certain performance or other goals and will carry certain restrictions, as defined. The Compensation Committee of the Board of Directors is responsible for administering the 1993 Incentive Stock Plan and will have complete discretion in determining the number of shares or units to be granted, in setting performance goals and in applying other restrictions to awards, as needed, under the plan.

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
     The Company has 2,400,000 shares of Common Stock authorized for issuance under its 1985 Nonqualified Stock Option Plan. Under the plan, options are granted at a purchase price equal to market price on the date of grant, become exercisable no sooner than one year after date of grant and expire no later than 12 years after date of grant, as determined by the Compensation Committee of the Board of Directors. In addition to options, the plan provides for outright grants of Common Stock, subject to forfeiture provisions. As a condition precedent to the release of such shares, the employee must be continuously employed with the Company from and after the date of grant and remain employed on share release dates. Commencing one year after the grant date, the shares will be released in accordance with a schedule determined at the time of grant.

     During 1995, in conjunction with the acquisition of PMSI, the Company assumed PMSI's 1990 Incentive and Non-statutory Stock Option Plan, as amended, (the "PMSI Plan") and issued options to purchase shares of the Company's Common Stock in exchange for each option then outstanding under the PMSI Plan. During 1994, in conjunction with the merger of ATH, the Company assumed ATH's 1993 Nonqualified Stock Option Plan (the "ATH Plan") and issued options to purchase shares of the Company's Common Stock in exchange for each option then outstanding under the ATH Plan. In addition, the Company signed an option agreement with an officer of ATH and issued options to purchase shares of ATH stock previously held by such officer. Also during 1994, in conjunction with the acquisition of Insta-Care, the Company issued options to purchase shares of its Common Stock in exchange for each option then outstanding under the Insta-Care Holdings, Inc. First Employees Stock Option Plan (the "Insta-Care Plan"). No options are available for grant under the PMSI Plan, the ATH Plan or the Insta-Care Plan.

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
     The following table summarizes stock option, restricted stock and other stock units data relative to the Company's 1996 Long-Term Incentive Plan, the Nonemployee Directors' Plan, the 1993 Incentive Stock Plan, the 1985 Nonqualified Stock Option Plan, the PMSI Plan, the ATH Plan and the Insta-Care Plan for the years ended December 31:

                                       1996                           1995                           1994
                           ----------------------------   ----------------------------   ----------------------------
                            NUMBER     WEIGHTED-AVERAGE    NUMBER     WEIGHTED-AVERAGE    NUMBER     WEIGHTED-AVERAGE
                           OF SHARES    EXERCISE PRICE    OF SHARES    EXERCISE PRICE    OF SHARES    EXERCISE PRICE
                           ---------   ----------------   ---------   ----------------   ---------   ----------------
Options outstanding at
  beginning of year......  4,394,382        $ 9.02        4,375,441        $ 8.74        3,989,411        $ 8.26
Changes during the year:
  Granted................  1,696,500         12.38          355,500         13.04          635,000         14.01
  Acquired...............         --            --          342,311          6.17          269,620          1.22
  Exercised..............   (833,587)         5.41         (416,010)         5.22         (375,369)         6.35
  Cancelled..............   (348,568)        12.39         (262,860)        12.19         (143,221)        10.82
                           ---------                      ---------                      ---------
Options outstanding at
  end of year............  4,908,727(1)       10.55       4,394,382          9.02        4,375,441          8.74
                           =========                      =========                      =========
Options exercisable at
  end of year............  2,560,209          8.75        3,028,903          7.52        2,340,512          7.24
                           =========                      =========                      =========
Options available for
  grant..................  3,052,403                      1,243,953                      1,735,318
                           =========                      =========                      =========
Restricted stock
  outstanding at
  beginning of year......    306,052                        267,353                        431,800
Changes during the year:
  Granted................     29,000                        236,555                         14,553
  Vested.................   (148,352)                      (182,153)                      (167,000)
  Forfeited..............    (41,500)                       (15,703)                       (12,000)
                           ---------                      ---------                      ---------
Restricted stock
  outstanding at end of
  year...................    145,200                        306,052                        267,353
                           =========                      =========                      =========
Phantom units outstanding
  at beginning of year...     90,942                         44,529                             --
Changes during the year:
  Granted................         --                         54,110                         44,529
  Vested.................     (6,982)                            --                             --
  Cancelled..............     (7,191)                        (7,697)                            --
                           ---------                      ---------                      ---------
Phantom units outstanding
  at end of year.........     76,769                         90,942                         44,529
                           =========                      =========                      =========
Performance units
  outstanding at
  beginning of year......         --                             --                             --
Changes during the year:
  Granted................  1,040,000                             --                             --
  Cancelled..............    (48,000)                            --                             --
                           ---------                      ---------                      ---------
Performance units
  outstanding at end of
  year...................    992,000                             --                             --
                           =========                      =========                      =========

---------------

(1) Exercise prices for options outstanding as of December 31, 1996 ranged from $0.83 to $18.63. The weighted-average remaining contractual life of these options is seven years.

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
     The Company accounts for its stock-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for employee stock options under APB No. 25. The Company recognizes compensation expense for its restricted stock grants, performance unit grants (when the performance targets are achieved) and other stock unit awards. The total charges to the Company's consolidated statements of operations for the years ended December 31, 1996, 1995 and 1994 related to these stock-based awards were approximately $509,000, $3,065,000 and $1,189,000, respectively.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its 1996 and 1995 stock option and performance unit grants under the fair value method as prescribed by such statement. The fair value for stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 1996 and 1995, respectively: risk-free interest rates of 6.5% and 6.0%; volatility factors of the expected market price of the Company's Common Stock of .34 and .35; and a weighted-average expected life of the option of 10 years. The Company does not currently pay cash dividends on its Common Stock and no future dividends are currently planned. Such weighted-average assumptions resulted in a weighted average fair value of options granted during 1996 and 1995 of $7.30 per share and $7.65 per share, respectively. The fair value of the performance unit grants was based on the market value of the Company's Common Stock on the date of grant.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the stock options and performance units is amortized to expense over their respective vesting periods. The pro forma effects on reported net income (loss) and earnings per share assuming the Company had elected to account for its stock option and performance unit grants in accordance with SFAS No. 123 for the years ended December 31, 1996 and 1995, respectively, would have been net income of $48,964,000 or $.49 per share and net loss of $8,408,000 or $.17 per share. Such pro forma effects are not necessarily indicative of the effect on future years.

     The Beverly Enterprises 1988 Employee Stock Purchase Plan (as amended and restated) enables all full-time employees having completed one year of continuous service to purchase shares of Common Stock at the current market price through payroll deductions. The Company makes contributions in the amount of 30% of the participant's contribution. Each participant specifies the amount to be withheld from earnings per two-week pay period, subject to certain limitations. The total charges to the Company's consolidated statements of operations for the years ended December 31, 1996, 1995 and 1994 related to this plan were approximately $2,258,000, $2,201,000 and $1,790,000, respectively.

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

7. INCOME TAXES

     The provisions for taxes on income before extraordinary charge consist of the following for the years ended December 31 (in thousands):

                                                        1996        1995       1994
                                                       -------    --------    -------
Federal:
  Current............................................  $31,615    $ 17,518    $31,523
  Deferred...........................................   29,466     (16,877)    (2,824)
State:
  Current............................................    8,101       4,845      8,390
  Deferred...........................................    4,299      (3,517)       793
                                                       -------    --------    -------
                                                       $73,481    $  1,969    $37,882
                                                       =======    ========    =======

     The Company had an annual effective tax rate of 59% for the year ended December 31, 1996, compared to a negative annual effective tax rate of 32% and an annual effective tax rate of 33% for the years ended December 31, 1995 and 1994, respectively. The annual effective tax rate in 1996 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill associated with the MedView disposition (see Note 2). The annual effective tax rate in 1995 was different than the federal statutory rate primarily due to the impact of nondeductible goodwill included in the adjustments resulting from the adoption of SFAS No. 121. In addition, the Company's annual effective tax rate for 1994 was lower than the federal statutory rate primarily due to the utilization of certain tax credit carryforwards, partially offset by the impact of state income taxes.

     A reconciliation of the provision for (benefit from) income taxes, computed at the statutory rate, to the Company's annual effective tax rate is summarized as follows (dollars in thousands):

                                        1996              1995              1994
                                   --------------    --------------    ---------------
                                   AMOUNT      %     AMOUNT      %      AMOUNT      %
                                   -------    ---    -------    ---    --------    ---
Tax (benefit) at statutory
  rate...........................  $43,927    35     $(2,154)    35    $ 40,178     35
General business tax credits.....       --    --      (1,014)    17     (16,199)   (14)
State tax provision, net.........    8,060     6         863    (14)      6,130      5
Nondeductible intangibles........   20,881    17       3,797    (62)        940      1
Other............................      613     1         477     (8)      6,833      6
                                   -------    --     -------    ---    --------    ---
                                   $73,481    59     $ 1,969    (32)   $ 37,882     33
                                   =======    ==     =======    ===    ========    ===

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

7. INCOME TAXES -- (CONTINUED)
     Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences giving rise to the Company's deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                    DECEMBER 31, 1996        DECEMBER 31, 1995
                                                  ---------------------    ---------------------
                                                   ASSET      LIABILITY     ASSET      LIABILITY
                                                  --------    ---------    --------    ---------
Insurance reserves..............................  $ 55,540    $     --     $ 53,333    $     --
General business tax credit carryforwards.......    12,236          --       20,784          --
Alternative minimum tax credit carryforwards....    14,698          --       15,129          --
Provision for dispositions......................    11,009       6,152       17,825       6,771
Depreciation and amortization...................     1,401     141,804       25,395     143,267
Operating supplies..............................        --      14,206           --      13,378
Other...........................................    22,995      24,784       23,666      22,511
                                                  --------    --------     --------    --------
                                                  $117,879    $186,946     $156,132    $185,927
                                                  ========    ========     ========    ========

     At December 31, 1996, the Company had general business tax credit carryforwards of $12,236,000 for income tax purposes which expire in years 2005 through 2011. For financial reporting purposes, the general business tax credit carryforwards have been utilized to offset existing net taxable temporary differences reversing during the carryforward periods.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial Accounting Standards Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and Cash Equivalents

     The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates its fair value.

  Notes Receivable, Net (Including Current Portion)

     For variable-rate notes that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. FAIR VALUES OF FINANCIAL INSTRUMENTS -- (CONTINUED)
  Beverly Indemnity Funds

     The fair value of the Beverly Indemnity funds is based on information obtained from the trustee and the manager of such funds. Such funds are included in the consolidated balance sheet captions "Prepaid expenses and other" and "Designated and restricted funds" based on when the corresponding claims are expected to be paid. These funds are invested primarily in United States government securities with maturity dates ranging primarily from one to five years. The Company intends to hold such securities to maturity.

  Investment in a Real Estate Mortgage Investment Conduit (REMIC)

     The fair value of the Company's REMIC investment, which is included in the consolidated balance sheet caption "Other, net," is based on information obtained from the REMIC servicer. The Company intends to convert the REMIC investment to notes receivable from the underlying note makers during 1997. Such conversion to notes in 1997 is not expected to have a material adverse effect on the carrying amount or fair value disclosed.

  Long-term Obligations (Including Current Portion)

     The carrying amounts of the Company's variable-rate borrowings approximate their fair values. The fair values of the remaining long-term obligations are estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (in thousands):

                                              1996                        1995
                                    ------------------------    ------------------------
                                     CARRYING        FAIR        CARRYING        FAIR
                                      AMOUNT        VALUE         AMOUNT        VALUE
                                    ----------    ----------    ----------    ----------
Cash and cash equivalents.........  $   69,761    $   69,761    $   56,303    $   56,303
Notes receivable, net (including
  current portion)................      48,052        49,900        49,375        51,800
Beverly Indemnity funds...........      94,472        94,821        58,284        59,806
REMIC investment..................       8,052         8,084        17,974        18,000
Long-term obligations (including
  current portion)................   1,145,082     1,161,031     1,151,548     1,175,000

     In order to consummate certain dispositions and other transactions, the Company has agreed to guarantee the debt assumed or acquired by the purchaser or the performance under a lease, by the lessor. It was not practicable to estimate the fair value of the Company's off-balance sheet guarantees (See Note 5). The Company does not charge a fee for entering into such agreements and contracting with a financial institution to estimate such amounts could not be done without incurring excessive costs. In addition, unlike the Company, a financial institution would not be in a position to assume the underlying obligations and operate the nursing facilities collateralizing the obligations, which would significantly impact the calculation of the fair value of such off-balance sheet guarantees.

9. ADDITIONAL INFORMATION

     Effective July 31, 1987, Beverly Enterprises, a California corporation ("Beverly California"), became a wholly-owned subsidiary of Beverly Enterprises, Inc., a Delaware corporation ("Beverly Delaware"). Effective

                           BEVERLY ENTERPRISES, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

9. ADDITIONAL INFORMATION -- (CONTINUED)
January 1, 1995, Beverly California changed its name to Beverly Health and Rehabilitation Services, Inc. ("BHRS") and distributed certain of its wholly-owned subsidiaries to Beverly Delaware in an effort to better focus management's attention on specific services delivered by the Company within the long-term healthcare arena. Beverly Delaware (the parent) provides financial, administrative and legal services to its subsidiaries, including BHRS, for which it charges management fees.

     The following summarized financial information concerning BHRS is being reported because BHRS's 7 5/8% convertible subordinated debentures due March 2003 and its zero coupon notes (collectively, the "Debt Securities") are publicly-held. Beverly Delaware is co-obligor of these Debt Securities. Summary financial information for BHRS is as follows (in thousands):

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
Total revenues..........................................   $2,717,360     $2,797,348     $2,985,107
Total costs and expenses................................    2,581,647      2,780,463      2,870,529
Income before extraordinary charge......................       80,071          7,598         76,767
Net income..............................................       78,345          7,598         74,777

                                                             AS OF          AS OF
                                                          DECEMBER 31,   DECEMBER 31,
                                                              1996           1995
                                                          ------------   ------------
Current assets..........................................   $  369,501     $  421,641
Long-term assets........................................    1,404,292      1,365,413
Current liabilities.....................................      184,887        367,074
Long-term liabilities...................................      795,593        709,515

                           BEVERLY ENTERPRISES, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                                                                     DUE TO
                                        BALANCE AT      CHARGED                   ACQUISITIONS                BALANCE
                                        BEGINNING    (CREDITED) TO                    AND                    AT END OF
             DESCRIPTION                 OF YEAR      OPERATIONS     WRITE-OFFS   DISPOSITIONS    OTHER        YEAR
             -----------                ----------   -------------   ----------   ------------   --------    ---------
Year ended December 31, 1996:
  Allowance for doubtful accounts:
    Accounts receivable -- patient....   $22,860       $ 28,637       $(29,163)     $  2,555     $    729     $ 25,618
    Accounts receivable --
      nonpatient......................       813             56           (223)           --           (9)         637*
    Notes receivable..................     4,953           (149)          (257)           24          380        4,951
                                         -------       --------       --------      --------     --------     --------
                                         $28,626       $ 28,544       $(29,643)     $  2,579     $  1,100     $ 31,206
                                         =======       ========       ========      ========     ========     ========
Year ended December 31, 1995:
  Allowance for doubtful accounts:
    Accounts receivable -- patient....   $28,293       $ 21,008       $(30,326)     $  3,885     $     --     $ 22,860
    Accounts receivable --
      non-patient.....................     2,802         (1,919)           (70)           --           --          813*
    Notes receivable..................     6,429         (3,200)           (61)        1,285          500        4,953
                                         -------       --------       --------      --------     --------     --------
                                         $37,524       $ 15,889       $(30,457)     $  5,170     $    500     $ 28,626
                                         =======       ========       ========      ========     ========     ========
  Valuation allowance on deferred tax
    assets............................   $   198       $   (198)      $     --      $     --     $     --     $     --
                                         =======       ========       ========      ========     ========     ========
Year ended December 31, 1994:
  Allowance for doubtful accounts:
    Accounts receivable -- patient....   $19,999       $ 18,124       $(20,109)     $ 10,339     $    (60)    $ 28,293
    Accounts receivable --
      nonpatient......................       343            233           (334)           --        2,560        2,802*
    Notes receivable..................    10,440         (4,250)           (58)           --          297        6,429
                                         -------       --------       --------      --------     --------     --------
                                         $30,782       $ 14,107       $(20,501)     $ 10,339     $  2,797     $ 37,524
                                         =======       ========       ========      ========     ========     ========
  Accrued restructuring costs.........   $34,310       $ (2,400)      $     --      $(15,684)    $(16,226)(1)  $     --
                                         =======       ========       ========      ========     ========     ========
  Valuation allowance on deferred tax
    assets............................   $15,097       $(14,899)      $     --      $     --     $     --     $    198
                                         =======       ========       ========      ========     ========     ========

---------------

 * Includes amounts classified in long-term other assets as well as current assets.

(1) Primarily relates to costs of relocating certain administrative, operations and management information system support functions.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Pharmacy Corporation of America

     We have audited the accompanying consolidated balance sheets of Pharmacy Corporation of America as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement Schedule II -- Valuation and Qualifying Accounts of Pharmacy Corporation of America. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pharmacy Corporation of America at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                            /s/ ERNST & YOUNG LLP

Little Rock, Arkansas
April 18, 1997

                        PHARMACY CORPORATION OF AMERICA

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................    $  7,575     $  3,315
  Accounts receivable, less allowance for doubtful accounts:
     1996 -- $13,070, 1995 -- $17,913.......................      93,078       84,651
  Notes and other receivables, less allowance for doubtful
     accounts: 1996 -- $820, 1995 -- $352...................       1,383        2,892
  Inventory.................................................      22,025       25,175
  Prepaid expenses and other................................         335          298
                                                                --------     --------
          Total current assets..............................     124,396      116,331
Property and equipment, net (Note 3)........................      32,698       28,551
Other assets:
  Goodwill, net.............................................     276,430      277,360
  Systems development, net..................................       4,837        4,627
  Other, net................................................       3,215        2,003
                                                                --------     --------
          Total other assets................................     284,482      283,990
                                                                --------     --------
                                                                $441,576     $428,872
                                                                ========     ========
                        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................    $ 18,017     $ 25,039
  Accrued wages and related liabilities.....................       6,656        4,212
  Other accrued liabilities.................................       6,621        8,938
  Current portion of long-term obligations (Note 4).........         968          630
                                                                --------     --------
          Total current liabilities.........................      32,262       38,819
Long-term obligations (Note 4)..............................       1,334          125
Deferred income taxes.......................................       3,980           --
Due to Parent (Notes 4, 6, 9 and 10)........................     312,395      318,610
Commitments and contingencies (Note 5)
Stockholder's equity:
  Common stock, $1.00 par value, 1,000 shares authorized,
     issued and outstanding.................................           1            1
  Additional paid-in capital................................       3,866        3,866
  Retained earnings.........................................      87,738       67,451
                                                                --------     --------
          Total stockholder's equity........................      91,605       71,318
                                                                --------     --------
                                                                $441,576     $428,872
                                                                ========     ========

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Revenues:
  Non-affiliates............................................  $434,317   $377,664   $170,299
  Affiliates (Note 9).......................................    82,083     74,021     77,213
                                                              --------   --------   --------
          Total revenues....................................   516,400    451,685    247,512
Cost of goods sold..........................................   280,468    242,761    117,045
                                                              --------   --------   --------
Gross profit................................................   235,932    208,924    130,467
Operating expenses:
  Wages and related.........................................   118,888    106,742     61,619
  Selling, general and administrative.......................    50,377     48,334     28,302
  Provision for doubtful accounts...........................    13,500     17,679      7,388
  Depreciation and amortization.............................    16,392     13,219      5,734
  Management fees (Note 9)..................................     1,820      2,844      2,075
  Impairment of long-lived assets (Note 1):
     Adoption of SFAS No. 121...............................        --      5,392         --
     Development costs......................................        --      4,151         --
                                                              --------   --------   --------
          Total operating expenses..........................   200,977    198,361    105,118
                                                              --------   --------   --------
Income before provision for income taxes....................    34,955     10,563     25,349
Provision for income taxes (Note 6).........................    14,668      5,977     10,291
                                                              --------   --------   --------
Net income..................................................    20,287      4,586     15,058
Retained earnings, beginning of year........................    67,451     62,865     47,807
                                                              --------   --------   --------
Retained earnings, end of year..............................  $ 87,738   $ 67,451   $ 62,865
                                                              ========   ========   ========

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1996       1995       1994
                                                              --------   --------   ---------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 20,287   $  4,586   $  15,058
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    16,392     13,219       5,734
     Impairment of long-lived assets........................        --      9,543          --
     Gain on dispositions of assets.........................      (250)        --          --
     Provision for doubtful accounts........................    13,500     17,679       7,388
     Deferred income taxes (benefit)........................     4,159       (909)        635
     Change in operating assets and liabilities, net of
       acquisitions and dispositions:
       Accounts receivable..................................   (21,474)   (22,489)    (14,972)
       Inventory............................................     3,510      2,282      (1,173)
       Prepaid expenses and other receivables...............       (44)       614         147
       Accounts payable and accrued expenses................    (7,498)    (2,836)      6,595
                                                              --------   --------   ---------
          Total adjustments.................................     8,295     17,103       4,354
                                                              --------   --------   ---------
          Net cash provided by operating activities.........    28,582     21,689      19,412
Cash flows from investing activities:
  Payments for acquisitions, net of cash acquired...........   (10,835)    (2,151)   (223,435)
  Proceeds from dispositions................................     2,152         --          --
  Capital expenditures......................................    (7,803)   (10,497)     (6,903)
  Systems development.......................................    (1,813)    (2,601)       (504)
  Other, net................................................       329      1,852         (11)
                                                              --------   --------   ---------
          Net cash used for investing activities............   (17,970)   (13,397)   (230,853)
Cash flows from financing activities:
  Advances (to) from Parent, net............................    (5,064)    (9,716)    216,735
  Proceeds from issuance of long-term obligations...........        --        143          --
  Repayments of long-term obligations.......................    (1,288)      (877)     (1,079)
                                                              --------   --------   ---------
          Net cash provided by (used for) financing
            activities......................................    (6,352)   (10,450)    215,656
                                                              --------   --------   ---------
Net increase (decrease) in cash and cash equivalents........     4,260     (2,158)      4,215
Cash and cash equivalents at beginning of year..............     3,315      5,473       1,258
                                                              --------   --------   ---------
Cash and cash equivalents at end of year....................  $  7,575   $  3,315   $   5,473
                                                              ========   ========   =========
Supplemental schedule of cash flow information:
  Cash paid during the year for:
     Interest...............................................  $     11   $     35   $     517

                            See accompanying notes.

                        PHARMACY CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Pharmacy Corporation of America (the "Company") is a wholly-owned subsidiary of Beverly Enterprises, Inc. ("Beverly"). The Company is one of the nation's largest institutional pharmacies delivering drugs and related products and services, infusion therapy and other healthcare products (enteral and urological) to nursing facilities, acute care and transitional care hospitals, home care providers, psychiatric facilities, correctional facilities, assisted living centers, retirement homes and their patients. The Company also provides consultant pharmacist services, which include evaluations of patient drug therapy, and drug handling, distribution and administration within a nursing facility as well as assistance with state and federal regulatory compliance. The Company's mail service pharmacy delivers drugs and medical equipment to workers' compensation payors, claimants and employers. As of December 31, 1996, the Company operated 57 pharmacies and pharmacy-related outlets located in 25 states. All references to the Company shall mean Pharmacy Corporation of America and its consolidated subsidiaries. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated. (See
Note 10.)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

INVENTORY

     Inventory, consisting of pharmaceuticals and other products held for resale, are carried primarily at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation or, where appropriate, the present value of the related capital lease obligation less accumulated amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets.

INTANGIBLES

     Goodwill (stated at cost less accumulated amortization of approximately $17,865,000 and $10,586,000 in 1996 and 1995, respectively) is being amortized over 40 years using the straight-line method.

     Software development (stated at cost less accumulated amortization of approximately $5,674,000 and $4,068,000 in 1996 and 1995, respectively) is being amortized over five years using the straight-line method. Software development costs consist of incremental wages and related costs as well as travel expenses directly attributable to the development of software to be used in the operations of the Company and the cost of any purchased software packages.

     On an ongoing basis, the Company reviews the carrying value of its intangible assets in light of any events or circumstances that indicate they may be impaired or that the amortization period may need to be adjusted. If such circumstances suggest the intangible value cannot be recovered, calculated based on undiscounted cash flows over the remaining amortization period, the carrying value of the intangible will be reduced by such

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) shortfall. As of December 31, 1996, the Company does not believe there is any indication that the carrying value or the amortization period of its intangibles needs to be adjusted.

IMPAIRMENT OF LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121") which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows are not sufficient to recover the assets' carrying amounts. The impairment loss is measured by comparing the fair value of an asset to its carrying amount.

     In 1995, the Company recorded an impairment loss of approximately $5,392,000 upon adoption of SFAS No. 121. The impairment indicators which led to recording this loss were as follows: two pharmacies, purchased by the Company in late 1994, had operating losses in 1995, and the Company anticipated future operating losses for these facilities primarily related to Beverly's lack of presence in the markets; one pharmacy, located in a state where Beverly had recently sold all of its interest, began to lose the contracts that had been assumed by the new owners, and it became apparent that the operations would not recover to their previous level; and, lastly, the Company operates a medical records servicing business which lost approximately half of its business in 1995 when Beverly pursued a different vendor for this service. Accordingly, management estimated the undiscounted future cash flows to be generated by each business. The undiscounted future cash flow estimates were less than the carrying value of such businesses, so management estimated the fair value of such businesses and wrote the carrying values down to their estimates of fair value. Management calculated the fair values of the impaired businesses by using the present values of estimated future cash flows.

     In addition to the SFAS No. 121 charge, the Company recorded an impairment loss in 1995 of approximately $4,151,000 primarily related to the write-off of software costs. In conjunction with the Company's 1995 acquisition of Prescription Management Services, Inc. ("PMSI") (see Note 2), PMSI's Vice President of Management Information Systems assumed the management information systems' functions for the Company and redirected the Company's systems development initiatives, which caused a write-off of certain software and systems development costs.

INSURANCE

     The Company is insured for general liability and workers' compensation risks through Beverly's self-insurance programs. Beverly allocates expense to the Company based on the relative percentage of insurance costs incurred by Beverly on behalf of the Company. Total insurance allocations to the Company were approximately $1,829,000, $1,409,000 and $919,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Management believes these charges represent a reasonable allocation of the costs incurred by Beverly on behalf of the Company.

STOCK-BASED AWARDS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") which encourages, but does not require, companies to recognize compensation expense for stock-based awards based on their fair value on the date of grant. The Company has elected to continue to account for stock-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees,"

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) and, accordingly, recognizes no compensation expense for stock option grants. See Note 7 for the pro forma effects on the Company's reported net income assuming the election had been made to recognize compensation expense on stock-based awards in accordance with SFAS No. 123.

REVENUES

     The Company's revenues are derived primarily from providing pharmaceuticals and related healthcare products and services to long-term care facilities, acute care and transitional care hospitals, home care providers, psychiatric facilities, correctional facilities and their patients. The Company's mail service pharmacy delivers drugs and medical equipment to workers' compensation payors, claimants and employers. The Company records fees at the time the services or products are provided. These revenues are reported at the estimated net amounts to be received from individuals, third party payors, nursing facilities and others. Approximately 37%, 41% and 41% of the Company's operating revenues for 1996, 1995 and 1994, respectively, were derived from funds under federal and state medical assistance programs, and approximately 43% of the Company's net accounts receivable at December 31, 1996 and 1995 are due from such programs.

  Concentration of Credit Risk

     The Company has significant accounts receivable whose collectibility or realizability is dependent upon the performance of certain governmental programs, primarily Medicaid and Medicare. These receivables represent the only concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an adequate provision has been made for the possibility of these receivables proving uncollectible and continually monitors and adjusts these allowances as necessary. See also Note 9 for a discussion of business with Beverly.

2. ACQUISITIONS

     During 1996, the Company acquired three institutional pharmacies for cash of approximately $10,835,000 and disposed of one institutional pharmacy for cash proceeds of approximately $2,152,000. The acquisitions were accounted for as purchases.

     In June 1995, Beverly acquired Pharmacy Management Services, Inc. ("PMSI") in exchange for approximately 12,361,000 shares of Beverly common stock, plus closing and related costs, for a total purchase price of approximately $162,900,000. As a leading independent nationwide provider of medical cost containment and managed care services to workers' compensation payors and claimants, PMSI's services included pharmacy benefit management through both a national retail pharmacy network and home delivery of prescription drugs, medical supplies and medical equipment ("mail service business") as well as workers' compensation preferred provider organization ("PPO business"). The mail-service business was contributed by Beverly to the Company in June 1995, and has been operated by the Company since that time. The PPO business was transferred to another of Beverly's wholly-owned subsidiaries. Beverly's acquisition of PMSI was accounted for as a purchase and resulted in additional goodwill to Beverly of approximately $139,600,000. Based on the fair value of the mail service net assets, Beverly allocated approximately $97,700,000 of the PMSI purchase price to the Company, including goodwill of approximately $83,800,000. The Company also purchased one institutional pharmacy during 1995 for cash of approximately $2,492,000. This acquisition was accounted for as a purchase.

     In November 1994, the Company acquired Insta-Care Holdings, Inc., ("Insta-Care") for cash of approximately $112,000,000 as well as other costs incurred totaling approximately $8,600,000. Insta-Care provided pharmaceutical dispensing services in six states to approximately 65,000 patients in nursing homes

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

2. ACQUISITIONS -- (CONTINUED)
and correctional facilities. In December 1994, the Company acquired three institutional pharmacy subsidiaries of Synetic, Inc., ("Synetic") for cash of approximately $107,300,000, as well as other costs incurred totaling approximately $6,000,000. The Synetic businesses provided pharmaceutical dispensing services in New England and Indiana to approximately 45,000 patients in various institutions, including nursing homes, transitional care facilities, correctional facilities and group homes. These acquisitions were accounted for as purchases and resulted in additional goodwill for the Company of approximately $95,100,000 related to Insta-Care and approximately $90,800,000 related to Synetic. The Company consummated such transactions with funds provided by Beverly. Beverly borrowed such funds through banking arrangements (see Note 4). The Company also purchased one institutional pharmacy during 1994 for cash of approximately $782,000. This acquisition was accounted for as a purchase.

     Summarized below are the unaudited proforma consolidated results of operations of the Company for the years ended December 31, 1995 and 1994, assuming the PMSI, Insta-Care and Synetic transactions discussed above had occurred as of January 1, 1994. The operations of all of the other pharmacies acquired or disposed of during 1996, 1995 and 1994 were immaterial to the Company's financial position and results of operations.

     These unaudited proforma consolidated results of operations have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had those transactions been made at January 1, 1994, or of results which may occur in the future.

                                                                   YEARS ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                1995               1994
                                                              --------   ------------------------
                                                                                      INSTA-CARE,
                                                                         INSTA-CARE     SYNETIC
                                                                PMSI     & SYNETIC      & PMSI
                                                              --------   ----------   -----------
Revenues....................................................  $493,262    $421,379     $505,350
Income before provision for income taxes....................    12,827      30,217       35,863
Net income..................................................     5,567      17,950       21,304

3. PROPERTY AND EQUIPMENT

     Following is a summary of property and equipment and related accumulated depreciation and amortization by major classifications at December 31 (in thousands):

                                                   TOTAL               OWNED             LEASED
                                             -----------------   -----------------   ---------------
                                              1996      1995      1996      1995      1996     1995
                                             -------   -------   -------   -------   ------   ------
Leasehold improvements.....................  $11,460   $ 9,941   $11,460   $ 9,941   $   --   $   --
Furniture and equipment....................   44,156    34,859    39,764    33,146    4,392    1,713
Construction in progress...................      345       550       345       550       --       --
                                             -------   -------   -------   -------   ------   ------
                                              55,961    45,350    51,569    43,637    4,392    1,713
Less: accumulated depreciation and
      amortization.........................   23,263    16,799    21,238    15,456    2,025    1,343
                                             -------   -------   -------   -------   ------   ------
                                             $32,698   $28,551   $30,331   $28,181   $2,367   $  370
                                             =======   =======   =======   =======   ======   ======

     The estimated useful lives of the assets are as follows: leasehold improvements 5 to 20 years or term of lease, if less; furniture and equipment 5 to 15 years. Capitalized lease assets are amortized over the initial terms of the leases.

     Depreciation and amortization expense related to property and equipment for the years ended December 31, 1996, 1995 and 1994 was approximately $6,737,000, $4,534,000 and $3,363,000, respectively.

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

4. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following at December 31 (in thousands):

                                                               1996     1995
                                                              ------    ----
Present value of capital lease obligations, at effective
  interest rates of 6.25% to 9.25%..........................  $2,262    $412
Non-interest bearing note due July 1996.....................      --     250
Other notes payable.........................................      40      93
                                                              ------    ----
                                                               2,302     755
Less amounts due within one year............................     968     630
                                                              ------    ----
                                                              $1,334    $125
                                                              ======    ====

     Scheduled maturities of long-term obligations, including capital leases, for the years ending December 31 are as follows (in thousands):

                                                1997    1998   1999   2000   2001   THEREAFTER   TOTAL
                                               ------   ----   ----   ----   ----   ----------   ------
Future minimum lease payments................  $1,088   $983   $440    $4     $4        $1       $2,520
Less interest................................     157     82     18     1     --        --          258
                                               ------   ----   ----    --     --       ---       ------
Net present value of future minimum lease
  payments...................................     931    901    422     3      4         1        2,262
Notes payable................................      37      3     --    --     --        --           40
                                               ------   ----   ----    --     --       ---       ------
                                               $  968   $904   $422    $3     $4        $1       $2,302
                                               ======   ====   ====    ==     ==       ===       ======

     Included in the Company's "Due to Parent" account at December 31, 1996 and 1995 is a $225,000,000 obligation to repay Beverly for certain bank debt, as discussed below. Beverly executed a credit agreement on November 1, 1994, which provided for, among other things, a $225,000,000 Term Loan (the "Term Loan"). The proceeds from the Term Loan were used to consummate the Insta-Care and Synetic acquisitions (as previously discussed). No interest has been charged to the Company related to this debt obligation or any other amounts included in the "Due to Parent" account. In December 1996, Beverly repaid the Term Loan with the net proceeds from a $375,000,000 Amended and Restated Credit Agreement. Such credit agreement provides for a Revolver/Letter of Credit Facility (the "Revolver/LOC Facility"). Borrowings under the Revolver/LOC Facility bear interest at adjusted LIBOR plus .875%, the Prime Rate, as defined, or the adjusted CD rate, as defined, plus 1%, at Beverly's option. Such interest rates may be adjusted quarterly based on certain financial ratio calculations. The Revolver/LOC Facility is secured by a security interest in the stock of the Company and matures on December 31, 2001.

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

5. COMMITMENTS AND CONTINGENCIES

     The future minimum rental commitments required by noncancelable operating leases on the Company's pharmacy locations with initial or remaining terms in excess of one year as of December 31, 1996, are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
  1997......................................................  $ 3,830
  1998......................................................    3,215
  1999......................................................    2,586
  2000......................................................    1,895
  2001......................................................    1,493
  Thereafter................................................    3,610
                                                              -------
                                                              $16,629
                                                              =======

     The Company leases all of its pharmacy locations and certain of its equipment primarily under operating leases. Rent expense on operating leases for the years ended December 31 was as follows: 1996 -- $12,142,000;
1995 -- $13,005,000; 1994 -- $8,037,000. Contingent rent, based primarily on increases in the consumer price index, was approximately $343,000, $437,000 and $511,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company's capital and operating leases primarily have initial terms of five years with renewal options (which could extend the term of the leases by up to five years), contain escalation clauses and have provisions for payments by the Company of real estate taxes, insurance and maintenance costs.

     The Company is contingently liable for Beverly's $180,000,000 of 9% Senior Notes due February 15, 2006 (the "Senior Notes"). Beverly issued the Senior Notes in February 1996 through a public offering and used the net cash proceeds to repay indebtedness. The Senior Notes are unsecured obligations of Beverly, guaranteed by substantially all of Beverly's present and future subsidiaries and impose certain restrictive covenants.

     There are various lawsuits and regulatory actions pending against the Company arising in the normal course of business, some of which seek punitive damages. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

6. INCOME TAXES

     The Company joins with Beverly in the filing of consolidated income tax returns. The tax provisions for Beverly subsidiaries, including the Company, are determined on a separate company basis, as required. The resultant income taxes payable to, or tax benefit receivable from, Beverly flows through the "Due to Parent" account. Beverly accounts for income taxes using the liability method required by Financial Accounting Standards Statement No. 109, "Accounting for Income Taxes." The Company's provision for income taxes consists of the following for the years ended December 31 (in thousands):

                                                              1996      1995     1994
                                                             -------   ------   -------
Federal:
  Current..................................................  $ 8,649   $5,667   $ 7,946
  Deferred.................................................    3,423     (748)      523
State:
  Current..................................................    1,860    1,219     1,710
  Deferred.................................................      736     (161)      112
                                                             -------   ------   -------
                                                             $14,668   $5,977   $10,291
                                                             =======   ======   =======

     The Company's annual effective tax rate was approximately 42%, 56.6% and 40.6% for the years ended December 31, 1996, 1995 and 1994, respectively. A reconciliation of the provision for income taxes, computed at the statutory rate, to the Company's annual effective tax rate is summarized as follows (dollars in thousands):

                                              1996             1995              1994
                                         --------------    -------------    --------------
                                         AMOUNT     %      AMOUNT    %      AMOUNT     %
                                         -------   ----    ------   ----    -------   ----
Tax at statutory rate..................  $12,234   35.0    $3,697   35.0    $ 8,872   35.0
State tax provision....................    1,688    4.8       688    6.5      1,185    4.7
Amortization of intangibles............      561    1.6     1,519   14.4        182    0.7
Other..................................      185    0.6        73    0.7         52    0.2
                                         -------   ----    ------   ----    -------   ----
                                         $14,668   42.0    $5,977   56.6    $10,291   40.6
                                         =======   ====    ======   ====    =======   ====

     In accordance with Statement No. 109, deferred income taxes for 1996, 1995 and 1994 reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences giving rise to the Company's deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                DECEMBER 31, 1996        DECEMBER 31, 1995
                                               -------------------      -------------------
                                               ASSET     LIABILITY      ASSET     LIABILITY
                                               ------    ---------      ------    ---------
Provision for bad debts......................  $5,014     $   --        $6,582     $   --
Uniform capitalization of inventory..........     363         --           363         --
Depreciation and amortization................      --      9,569            --      7,230
Other........................................     212         --           464         --
                                               ------     ------        ------     ------
                                               $5,589     $9,569        $7,409     $7,230
                                               ======     ======        ======     ======

     Due to Parent includes cumulative amounts for current and deferred income taxes as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Current taxes payable.......................................  $56,700   $46,191
Deferred taxes payable (receivable).........................    3,980      (179)
                                                              -------   -------
                                                              $60,680   $46,012
                                                              =======   =======

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

7. STOCK-BASED AWARDS

     The Company accounts for stock-based awards granted to its employees by Beverly in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for employee stock options under APB No. 25. The Company recognizes compensation expense for its restricted stock grants, performance unit grants (when the performance targets are achieved) and other stock unit awards. The total charges to the Company's consolidated statements of income and retained earnings for the years ended December 31, 1996, 1995 and 1994 related to these stock-based awards were approximately $24,000, $616,000 and $104,000, respectively.

     Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its 1996 and 1995 stock option and performance unit grants under the fair value method as prescribed by such statement. The fair value for stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 1996 and 1995, respectively: risk-free interest rates of 6.5% and 6.0%; volatility factors of the expected market price of Beverly's common stock of .34 and .35; and a weighted-average expected life of the option of 10 years. Beverly does not currently pay cash dividends on its common stock and no future dividends are currently planned. Such weighted-average assumptions resulted in a weighted average fair value of options granted during 1996 and 1995 of $7.11 per share and $7.31 per share, respectively. The fair value of the performance unit grants was based on the market value of Beverly's common stock on the date of grant.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Beverly's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of employee stock options and performance units granted by Beverly to employees of the Company is amortized to expense over their respective vesting periods. Pro forma net income, assuming the Company had elected to account for these stock option and performance unit grants in accordance with SFAS No. 123, would have been approximately $19,987,000 and $4,577,000 for the years ended December 31, 1996 and 1995, respectively. Such pro forma effects are not necessarily indicative of the effects on future years.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial Accounting Standards Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. FAIR VALUES OF FINANCIAL INSTRUMENTS -- (CONTINUED) instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     The Company used the following methods and assumptions in estimating its fair value disclosures for financial instruments. The carrying amount of cash and cash equivalents reported in the consolidated balance sheets approximates its fair value. The fair value of notes receivable, net, which are included in the consolidated balance sheet captions "Notes and other receivables" and "Other, net" was estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of long-term obligations was estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (in thousands):

                                                           1996                 1995
                                                     -----------------    -----------------
                                                     CARRYING    FAIR     CARRYING    FAIR
                                                      AMOUNT    VALUE      AMOUNT    VALUE
                                                     --------   ------    --------   ------
Cash and cash equivalents..........................   $7,575    $7,575     $3,315    $3,315
Notes receivable, net..............................    1,163     1,163      1,735     1,701
Long-term obligations..............................    2,302     2,274        755       730

     It was not practicable to estimate the fair value of the "Due to Parent" account as no formal agreement exists for repayment of the balance. It was also not practicable to estimate the fair value of the Company's off-balance sheet guarantee of Beverly's Senior Notes (see Note 4) since the Company did not charge a fee for entering into this agreement and contracting with a financial institution to estimate such amount could not be done without incurring excessive costs.

9. RELATED PARTY TRANSACTIONS

     The Company provides its pharmaceutical dispensing, infusion therapy products and services and its pharmacy and nursing consulting services to nursing facilities operated by Beverly, and to the residents of Beverly facilities. Revenues from sales directly to Beverly nursing facilities were approximately $82,083,000, $74,021,000 and $77,213,000 for the years ended
December 31, 1996, 1995 and 1994, respectively. Revenues from sales to residents of Beverly facilities, which are not considered by the Company to be revenues from affiliates, are estimated to be approximately $78,000,000, $89,000,000 and $80,000,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Beverly provides certain administrative services to the Company. These services have included, among others, cash management, finance, legal, tax, financial reporting, executive management, payroll and payables processing and employee benefit plans maintenance. The responsibility for certain of these services, including finance, tax and payables processing was transferred to the Company in mid-1996 as part of a consolidation and reorganization of the Company's accounting and related functions. Substantially all cash received by the Company is deposited daily and wired to Beverly's corporate cash account. In turn, all of the Company's operating expenses, capital expenditures and other cash needs are paid by Beverly, and charged back to the Company along with a management fee for handling such services. Fees for these services amounted to approximately $1,820,000, $2,844,000 and $2,075,000 for the years ended December 31, 1996, 1995, and 1994, respectively. See Note 1 for a description of the charges for insurance. The Company believes that the charges for services provided by Beverly to the Company are a reasonable allocation of the costs incurred by Beverly

                        PHARMACY CORPORATION OF AMERICA

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

9. RELATED PARTY TRANSACTIONS -- (CONTINUED) on behalf of the Company in providing these services; however, such costs are not necessarily indicative of the costs that would have been incurred if the Company operated as a stand-alone entity.

     The net result of all intercompany transactions between the Company and Beverly are recorded in the "Due to Parent" account in the accompanying consolidated balance sheets. As of December 31, 1996, 1995 and 1994, the Company's intercompany balances were $312,395,000, $318,610,000 and $225,006,000, respectively. The average of such intercompany balances were approximately $315,500,000, $272,900,000 and $34,100,000, for the years ended
December 31, 1996, 1995 and 1994, respectively. There are currently no required repayment terms for this account nor do such amounts bear interest.

     The net increase in the Company's intercompany balance for the year ended December 31, 1994 was due to the following: approximately $234,000,000 due to the pushdown of the Insta-Care and Synetic acquisitions; approximately $10,300,000 due to the allocation of current and deferred income taxes; and approximately $2,100,000 due to fees charged by Beverly for certain administrative and management services provided to the Company as discussed above. These increases in the Company's intercompany balance were partially offset by approximately $28,700,000 due primarily to net cash transfers from the Company to Beverly and fees charged to Beverly's nursing facilities for products and services provided by the Company.

     The net increase in the Company's intercompany balance for the year ended December 31, 1995 was due to the following: approximately $100,200,000 due to the pushdown of the PMSI acquisition and the acquisition of one institutional pharmacy; approximately $6,000,000 due to the allocation of current and deferred income taxes; and approximately $2,800,000 due to fees charged by Beverly for certain administrative and management services provided to the Company. These increases in the Company's intercompany balance were partially offset by approximately $15,400,000 due primarily to net cash transfers from the Company to Beverly and fees charged to Beverly's nursing facilities for products and services provided by the Company.

     The net decrease in the Company's intercompany balance for the year ended December 31, 1996 was due to the following: approximately $31,300,000 due primarily to net cash transfers from the Company to Beverly and fees charged to Beverly's nursing facilities for products and services provided by the Company; and approximately $2,200,000 due to the disposition of one institutional pharmacy. These decreases in the Company's intercompany balance were partially offset by approximately $10,800,000 due to the pushdown of the acquisition of three institutional pharmacies; approximately $14,700,000 due to the allocation of current and deferred income taxes; and approximately $1,800,000 due to fees charged by Beverly for certain administrative and management services provided to the Company.

10. SUBSEQUENT EVENTS

     In January 1997, the Company purchased 12 pharmacies from Interstate Pharmacy Corporation for cash of approximately $19,800,000. The acquisition was accounted for as a purchase and was not material to the Company's financial position or results of operations.

     In April 1997, Beverly signed a definitive agreement to combine the Company with Capstone Pharmacy Services, Inc. ("Capstone"), which will create one of the nation's largest independent institutional pharmacy companies. Capstone will issue approximately 50,000,000 shares of its common stock to Beverly stockholders and Beverly will be repaid approximately $275,000,000 of the Company's "Due to Parent," with any remaining balance contributed to capital. Beverly stockholders will own a majority of the combined pharmacy company after the combination; however, Beverly will not retain any ownership interest. The exact conversion ratio of Beverly to Capstone shares will be determined based on the total number of shares of Beverly stock outstanding on the record date of this transaction. The record date has not yet been set. The transaction is subject to approval by the stockholders of both Beverly and Capstone, as well as to approvals by various government agencies. It is expected to close by year-end 1997.

                        PHARMACY CORPORATION OF AMERICA

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                                                                    DUE TO
                                     BALANCE AT                                  ACQUISITIONS           BALANCE
                                     BEGINNING    CHARGED TO                         AND                AT END
            DESCRIPTION               OF YEAR     OPERATIONS   WRITE-OFFS, NET   DISPOSITIONS   OTHER   OF YEAR
            -----------              ----------   ----------   ---------------   ------------   -----   -------
Year ended December 31, 1996:
  Allowance for doubtful accounts:
     Accounts
       receivable -- patient.......   $17,913      $12,840        $(17,304)         $   (8)     $(371)  $13,070
     Notes and other receivables...       995          660            (371)              0        371     1,655*
                                      -------      -------        --------          ------      -----   -------
                                      $18,908      $13,500        $(17,675)         $   (8)     $   0   $14,725
                                      =======      =======        ========          ======      =====   =======
Year ended December 31, 1995:
  Allowance for doubtful accounts:
     Accounts
       receivable -- patient.......   $11,469      $17,679        $(10,966)         $  459      $(728)  $17,913
     Notes and other receivables...        92           --             175              --        728       995*
                                      -------      -------        --------          ------      -----   -------
                                      $11,561      $17,679        $(10,791)         $  459      $   0   $18,908
                                      =======      =======        ========          ======      =====   =======
Year ended December 31, 1994:
  Allowance for doubtful accounts:
     Accounts
       receivable -- patient.......   $ 2,671      $ 7,362        $ (6,453)         $7,949      $ (60)  $11,469
     Notes and other receivables...        66           26             (60)             --         60        92*
                                      -------      -------        --------          ------      -----   -------
                                      $ 2,737      $ 7,388        $ (6,513)         $7,949      $   0   $11,561
                                      =======      =======        ========          ======      =====   =======

---------------

* Includes amounts classified in long-term other assets as well as current assets.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
New Beverly Holdings, Inc.

     We have audited the accompanying balance sheet of New Beverly Holdings, Inc. as of May 31, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of New Beverly Holdings, Inc. at May 31, 1997, in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

Little Rock, Arkansas
June 2, 1997

                           NEW BEVERLY HOLDINGS, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF BEVERLY ENTERPRISES, INC.)

                                 BALANCE SHEET
                                  MAY 31, 1997

                                     ASSETS

Cash....................................  $100
                                          ----
          Total assets..................  $100
                                          ====

             STOCKHOLDER'S EQUITY
Stockholder's equity:
  Common stock, $.10 par value; 3,000
     shares authorized; 1,000 shares
     issued and outstanding.............  $100
                                          ----
          Total stockholder's equity....  $100
                                          ====

                             See accompanying note.

                             NOTE TO BALANCE SHEET
                                  MAY 31, 1997

     New Beverly Holdings, Inc. ("New Beverly") was incorporated in the state of Delaware on April 15, 1997, as a wholly-owned subsidiary of Beverly Enterprises, Inc. ("Beverly"). New Beverly was formed in connection with the execution of an Agreement and Plan of Distribution (the "Distribution Agreement") by and between Beverly and New Beverly dated April 15, 1997. Under the Distribution Agreement, Beverly will transfer all of its skilled nursing and rehabilitation facilities, transitional acute care hospitals, outpatient therapy clinics, assisted living facilities, hospice and home health agencies and other health care and related services and businesses, other than its institutional and mail service pharmacy business currently operated by Pharmacy Corporation of America ("PCA"), to New Beverly, and shares of New Beverly will be distributed to the Beverly stockholders in a tax-free spin-off. Beverly, then consisting solely of the institutional and mail service pharmacy business operated by PCA, will merge into and be acquired by Capstone Pharmacy Services, Inc. ("Capstone") through a tax-free exchange of shares of common stock of Capstone for Beverly common shares (the "Merger"), all as contemplated by an Agreement and Plan of Merger dated April 15, 1997 (the "Merger Agreement").

     New Beverly will become a public company upon the effectiveness of this registration statement, will change its name to Beverly Enterprises, Inc. and will be treated as the continuation of Beverly. Closing under the Merger Agreement is subject to certain conditions, including but not limited to the approvals of both Beverly and Capstone stockholders, completion of all requirements under the Distribution Agreement, customary regulatory approvals and the receipt, at the option of Beverly, of either a favorable tax ruling from the Internal Revenue Service or an opinion of counsel or Ernst & Young LLP concerning the tax-free nature of the transaction. For accounting and financial reporting purposes, such transactions will be treated as the spin-off of PCA and a reorganization/recapitalization of Beverly into New Beverly since New Beverly will continue the majority of the Beverly businesses. No gain will be recognized as a result of the spin-off for the difference between the market value of the Capstone shares received and the carrying value of the net assets of PCA. In addition, since Beverly stockholders will own a majority of the outstanding shares of Capstone after the Merger, the Merger transaction will be accounted for as a reverse acquisition of Capstone by PCA.

     New Beverly has had no operations from its inception through May 31, 1997. Therefore, the Statement of Operations and the Statement of Cash Flows have been omitted from these financial statements.

                                                                         ANNEX B

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                           BEVERLY ENTERPRISES, INC.

                                      AND

                        CAPSTONE PHARMACY SERVICES, INC.

                                     DATED

                                 APRIL 15, 1997

                               TABLE OF CONTENTS


                                    ARTICLE I
                                   THE MERGER

Section 1.01   The Merger..................................................   B-7
Section 1.02   Effective Time..............................................   B-7
Section 1.03   Certificate of Incorporation and By-laws of Surviving
                 Corporation...............................................   B-7
Section 1.04   Directors and Officers of Surviving Corporation.............   B-7
Section 1.05   Stockholders' Meetings......................................   B-7
Section 1.06   Filing of Certificate of Merger.............................   B-8
Section 1.07   Further Assurances..........................................   B-8

                                   ARTICLE II
                              CONVERSION OF SHARES

Section 2.01   Conversion of Beverly Shares................................   B-8
Section 2.02   Exchange of Certificates....................................   B-9
Section 2.03   Effect on Beverly Options...................................   B-9
Section 2.04   Fractional Shares...........................................  B-10
Section 2.05   Assumption of Employment Agreements.........................  B-10

                                   ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF CAPSTONE

Section 3.01   Organization and Qualification..............................  B-11
Section 3.02   Authority Relative to This Agreement........................  B-11
Section 3.03   Consents, No Conflicts......................................  B-11
Section 3.04   Board Recommendation........................................  B-12
Section 3.05   State Anti-Takeover Statutes................................  B-12
Section 3.06   No Existing Violation, Default, Etc.........................  B-12
Section 3.07   Licenses and Permits........................................  B-13
Section 3.08   Registration Statement; Prospectus/Joint Proxy Statement....  B-13
Section 3.09   Finders or Brokers..........................................  B-13
Section 3.10   SEC Filings.................................................  B-13
Section 3.11   Financial Statements........................................  B-14
Section 3.12   Absence of Undisclosed Liabilities..........................  B-14
Section 3.13   Absence of Changes or Events................................  B-14
Section 3.14   Capitalization..............................................  B-15
Section 3.15   Capital Stock of Subsidiaries...............................  B-16
Section 3.16   Litigation..................................................  B-16
Section 3.17   Insurance...................................................  B-16
Section 3.18   Title to and Condition of Properties........................  B-16
Section 3.19   Leases......................................................  B-17
Section 3.20   Contracts and Commitments...................................  B-17
Section 3.21   Labor Matters...............................................  B-18
Section 3.22   No Change of Control Puts...................................  B-18
Section 3.23   Employment and Labor Contracts..............................  B-18
Section 3.24   Intellectual Property Rights................................  B-18
Section 3.25   Taxes.......................................................  B-19
Section 3.26   Employee Benefit Plans; ERISA...............................  B-20
Section 3.27   Environmental Matters.......................................  B-22
Section 3.28   Disclosure..................................................  B-24

Section 3.29   Institutional Pharmacy Business.............................  B-24
Section 3.30   Fairness Opinion............................................  B-25
Section 3.31   Sufficiency of Assets.......................................  B-25

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF BEVERLY

Section 4.01   Organization and Qualification..............................  B-25
Section 4.02   Authority Relative to This Agreement........................  B-26
Section 4.03   Consents, No Conflicts......................................  B-26
Section 4.04   Board Action................................................  B-27
Section 4.05   State Anti-Takeover Statutes; Rights Agreement..............  B-27
Section 4.06   No Existing Violation, Default, Etc.........................  B-27
Section 4.07   Affiliates..................................................  B-27
Section 4.08   Licenses and Permits........................................  B-27
Section 4.09   Registration Statement; Prospectus/Joint Proxy Statement;
                 NBHI Registration Document................................  B-28
Section 4.10   Finders or Brokers..........................................  B-28
Section 4.11   SEC Filings.................................................  B-29
Section 4.12   Financial Statements........................................  B-29
Section 4.13   Absence of Undisclosed Liabilities..........................  B-29
Section 4.14   Absence of Changes or Events................................  B-30
Section 4.15   Capitalization..............................................  B-30
Section 4.16   Capital Stock of Subsidiaries...............................  B-31
Section 4.17   Litigation..................................................  B-31
Section 4.18   Insurance...................................................  B-31
Section 4.19   Title to and Condition of Properties........................  B-32
Section 4.20   Leases......................................................  B-32
Section 4.21   Contracts and Commitments...................................  B-33
Section 4.22   Labor Matters...............................................  B-34
Section 4.23   No Change of Control Puts...................................  B-34
Section 4.24   Employment and Labor Contracts..............................  B-34
Section 4.25   Intellectual Property Rights................................  B-34
Section 4.26   Taxes.......................................................  B-34
Section 4.27   Employee Benefit Plans; ERISA...............................  B-35
Section 4.28   Environmental Matters.......................................  B-37
Section 4.29   Disclosure..................................................  B-39
Section 4.30   Institutional Pharmacy Business.............................  B-39
Section 4.31   Fairness Opinion............................................  B-40
Section 4.32   Sufficiency of Assets.......................................  B-40

                                    ARTICLE V
                                    COVENANTS

Section 5.01   Conduct of Business of Beverly..............................  B-40
Section 5.02   Conduct of Business of Capstone.............................  B-42
Section 5.03   No Solicitation by Beverly..................................  B-44
Section 5.04   No Solicitation by Capstone.................................  B-44
Section 5.05   Access to Information.......................................  B-45
Section 5.06   Registration Statement and Proxy Statement..................  B-45
Section 5.07   Commercially Reasonable Efforts; Other Actions..............  B-45
Section 5.08   Public Announcements........................................  B-46
Section 5.09   Notification of Certain Matters.............................  B-46

Section 5.10   Indemnification.............................................  B-46
Section 5.11   Expenses....................................................  B-46
Section 5.12   Stock Exchange Listings.....................................  B-47
Section 5.13   Beverly and Subsidiary Actions..............................  B-47
Section 5.14   Capstone and Subsidiary Actions.............................  B-47
Section 5.15   Environmental Matters.......................................  B-47
Section 5.16   Actions Regarding Outstanding Debt..........................  B-47
Section 5.17   Retroactive Insurance Coverage..............................  B-48
Section 5.18   Preferred Provider Agreements...............................  B-48
Section 5.19   Failure to Take Action......................................  B-48
Section 5.20   Exhibits, Closing Statements and Schedules..................  B-48

                                   ARTICLE VI
              CONDITIONS TO THE OBLIGATIONS OF CAPSTONE AND BEVERLY

Section 6.01   Registration Statements.....................................  B-48
Section 6.02   Beverly Stockholder Approval................................  B-48
Section 6.03   Capstone Stockholder Approval...............................  B-48
Section 6.04   Listings....................................................  B-48
Section 6.05   Certain Proceedings.........................................  B-48
Section 6.06   Distribution................................................  B-49
Section 6.07   Debt Restructure............................................  B-49
Section 6.08   Opinions....................................................  B-49

                                   ARTICLE VII
                    CONDITIONS TO THE OBLIGATIONS OF CAPSTONE

Section 7.01   Representations and Warranties True.........................  B-49
Section 7.02   Performance.................................................  B-49
Section 7.03   Consents and Approvals......................................  B-50
Section 7.04   Certificates................................................  B-50
Section 7.05   Material Adverse Change.....................................  B-50
Section 7.06   Pharmacy Financial Statements...............................  B-50
Section 7.07   Auditors' Letter............................................  B-50
Section 7.08   Non-Competition Agreement...................................  B-50
Section 7.09   Working Capital.............................................  B-50

                                  ARTICLE VIII
                    CONDITIONS TO THE OBLIGATIONS OF BEVERLY

Section 8.01   Representations and Warranties True.........................  B-50
Section 8.02   Performance.................................................  B-50
Section 8.03   Consents and Approvals......................................  B-51
Section 8.04   Certificates................................................  B-51
Section 8.05   Material Adverse Change.....................................  B-51
Section 8.06   Interim Quarterly Results...................................  B-51
Section 8.07   Voting Agreement............................................  B-51
Section 8.08   Repayment of Indebtedness...................................  B-51
Section 8.09   Auditors' Letter............................................  B-51


                                   ARTICLE IX
                                     CLOSING

Section 9.01   Time and Place..............................................  B-51
Section 9.02   Filings at the Closing......................................  B-51

                                    ARTICLE X
                           TERMINATION AND ABANDONMENT

Section 10.01  Termination.................................................  B-52
Section 10.02  Termination by Capstone.....................................  B-52
Section 10.03  Termination by Beverly......................................  B-53
Section 10.04  Procedure for Termination...................................  B-53
Section 10.05  Effect of Termination and Abandonment.......................  B-53

                                   ARTICLE XI
                                   DEFINITIONS

Section 11.01  Terms Defined in this Agreement.............................  B-55

                                   ARTICLE XII
                                  MISCELLANEOUS

Section 12.01  Amendment and Modification..................................  B-57
Section 12.02  Waiver of Compliance; Consents..............................  B-57
Section 12.03  Survivability; Investigations...............................  B-57
Section 12.04  Notices.....................................................  B-57
Section 12.05  Assignment..................................................  B-58
Section 12.06  Governing Law...............................................  B-58
Section 12.07  Counterparts................................................  B-58
Section 12.08  Severability................................................  B-58
Section 12.09  Interpretation..............................................  B-58
Section 12.10  Entire Agreement............................................  B-59
Section 12.11  Choice of Forum.............................................  B-59

EXHIBITS TO MERGER AGREEMENT

A     Agreement and Plan of Distribution (including the Ancillary
      Agreements)
B     Form of Voting Agreement
C     Form of Amendments to Certificate of Incorporation of
      Capstone
D     Members of the Board of Directors of the Surviving
      Corporation at the Effective Time
E     Senior Officers of the Surviving Corporation at the
      Effective Time
F     Form of Affiliate Letter Agreement
G     Forms of Provider Agreements
H-1   Opinion of Beverly Counsel
H-2   Opinion of Capstone Counsel
7.08  Non-Competition Agreement

ATTACHMENTS TO MERGER AGREEMENT

Beverly Disclosure Statement
Capstone Disclosure Statement

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of April 15, 1997 (the "Agreement"), by and between Capstone Pharmacy Services, Inc., a Delaware corporation ("Capstone"), and Beverly Enterprises, Inc., a Delaware corporation ("Beverly"). Capstone and Beverly are hereinafter sometimes collectively referred to as the "Constituent Corporations."

                                    RECITALS

     WHEREAS, Capstone and Beverly, among other things, own or operate institutional pharmacy businesses serving the acute, post-acute, long-term and institutional health care markets, and desire to combine these respective institutional pharmacy businesses;

     WHEREAS, Capstone does not want to own Beverly's Remaining Health Care Businesses (as hereinafter defined);

     WHEREAS, prior to the Merger (as hereinafter defined), Beverly and its Subsidiaries (as hereinafter defined) will transfer on the terms and subject to the conditions set forth in the Agreement and Plan of Distribution between Beverly and a previously existing corporation, New Beverly Holdings, Inc., a Delaware corporation ("NBHI"), in the form attached hereto as Exhibit A (including the Ancillary Agreements as defined therein, the "Distribution Agreement"), all of the Remaining Health Care Assets and Remaining Health Care Liabilities of Beverly and its Subsidiaries (each as defined in the Distribution Agreement) to NBHI (the "Restructuring"); following which all of the capital stock of NBHI (the "NBHI Stock") will be distributed (the "Distribution") immediately prior to the Merger to the shareholders of Beverly.

     WHEREAS, after the Distribution Beverly will own only the Institutional Pharmacy Assets, and be subject only to the Institutional Pharmacy Liabilities (each as defined in the Distribution Agreement);

     WHEREAS, the Board of Directors of Beverly has determined that the Merger and the Distribution are advisable on the terms and conditions contained in this Agreement and the Distribution Agreement, and that each of the other transactions contemplated herein or in the Distribution Agreement is consistent with and in furtherance of the long-term business strategy of Beverly and is fair to, and in the best interests of, Beverly and Beverly's shareholders, and has approved and adopted this Agreement and the Distribution Agreement and each of the other transactions contemplated herein and intends to recommend the approval and adoption of this Agreement and the Distribution Agreement by the stockholders of Beverly;

     WHEREAS, the Board of Directors of Capstone has determined that the Merger is advisable on the terms and conditions contained in this Agreement and that each of the other transactions contemplated herein is consistent with and in furtherance of the long-term business strategy of Capstone and is fair to, and in the best interests of, Capstone and Capstone's shareholders, and has approved and adopted this Agreement and each of the other transactions contemplated herein and intends to recommend the approval and adoption of this Agreement by the stockholders of Capstone;

     WHEREAS, Counsel Corporation, a Toronto, Ontario corporation ("Counsel"), and a principal stockholder of Capstone, has committed to vote its shares of Capstone Common Stock (as hereinafter defined) in favor of approving this Agreement and the transactions contemplated hereby and has agreed not to approve or support any competing transaction, all as provided in a voting agreement of even date, the form of which is attached hereto as Exhibit B to this Agreement (the "Voting Agreement");

     WHEREAS, Capstone and Beverly intend that at the Effective Time (as hereinafter defined) the Board of Directors of Capstone shall consist equally of individuals designated by Capstone and by Beverly and that the senior officers of the Surviving Corporation (hereinafter defined) shall be those persons identified in Exhibit E to this Agreement; and

     WHEREAS, Capstone and Beverly desire to make certain representations, warranties, covenants and agreements in connection with the merger of Capstone and Beverly and the Distribution by Beverly.

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01 THE MERGER.

     (a) In accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware (the "Delaware Act"), at the Effective Time, Beverly shall be merged with and into Capstone (the "Merger"), and Capstone shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate existence of Beverly shall cease.

     (b) The Merger shall have the effects on Capstone and Beverly as constituent corporations in the Merger as provided under the Delaware Act.

     SECTION 1.02 EFFECTIVE TIME. The Merger shall become effective at the time of filing of, or at such later time specified in, a certificate of merger, in the form required by and executed in accordance with the Delaware Act, with the Secretary of State of the State of Delaware in accordance with the provisions of
Section 251 of the Delaware Act (the "Certificate of Merger"). The date and time when the Merger shall become effective is herein referred to as the "Effective Time."

     SECTION 1.03 CERTIFICATE OF INCORPORATION AND BY-LAWS OF SURVIVING CORPORATION.

     (a) The Certificate of Incorporation of Capstone, as in effect immediately prior to the Effective Time and with such amendments thereto as set forth in Exhibit C hereto, incorporated herein by reference, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law.

     (b) The By-laws of Capstone, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law.

     SECTION 1.04 DIRECTORS AND OFFICERS OF SURVIVING CORPORATION. The individuals respectively designated by Capstone and Beverly and identified on Exhibit D to this Agreement, which Exhibit shall be attached to a certificate signed by both parties and made a part of this Agreement no later than the time of mailing the Prospectus/Joint Proxy Statement (as hereinafter defined) to the stockholders of Capstone and Beverly, and which individuals shall be identified in the Prospectus/Joint Proxy Statement as such, shall comprise all of the members of the Board of Directors of the Surviving Corporation at the Effective Time. The individuals identified on Exhibit E to this Agreement shall comprise all of the senior officers of the Surviving Corporation at the Effective Time and shall hold the positions set forth opposite their names.

     SECTION 1.05  STOCKHOLDERS' MEETINGS.

     (a) Beverly will take all action necessary in accordance with applicable law and its Restated Certificate of Incorporation and By-laws to convene a special meeting of its stockholders (the "Beverly Special Meeting") as soon as practicable to consider and vote upon the approval of this Agreement, the Distribution Agreement and the other transactions contemplated by this Agreement and the Distribution Agreement. Beverly, through its Board of Directors, shall recommend to its stockholders approval of this Agreement, the Distribution Agreement and the other transactions contemplated by this Agreement and the Distribution Agreement (which recommendation shall be contained in the Prospectus/Joint Proxy Statement (the "Prospectus/Joint Proxy Statement") to be contained as part of the Registration Statement (as hereinafter defined)) and shall use all commercially reasonable efforts to solicit from its stockholders proxies in favor of approval and adoption of this Agreement, the Distribution Agreement and the other transactions contemplated by this Agreement and the Distribution Agreement. Beverly's Board of Directors shall not withdraw, change, modify in any manner or take action inconsistent with its recommendation of the Distribution, the Distribution Agreement, the Merger, this Agreement or the other transactions contemplated hereby or thereby and shall not resolve to do any of the foregoing and publicly disclose such resolution; provided, however, that

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

Beverly's Board of Directors may withdraw, change, modify in any manner or take action inconsistent with such recommendation or resolve to do any of the foregoing and publicly disclose such resolution in the event that (i) Beverly shall have received an unsolicited written proposal for a Beverly Acquisition Transaction from a bona fide financially capable third party, (ii) Beverly shall have provided two business days' written notice to Capstone of such proposal and
(iii) Beverly's Board of Directors, after having received advice from its investment banker or bankers and outside counsel to Beverly, shall have determined that failure to take the proposed action would be inconsistent with such Board of Directors' fiduciary duties.

     (b) Capstone will take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-laws to convene a special meeting of its stockholders (the "Capstone Special Meeting") as soon as practicable to consider and vote upon the approval of this Agreement and the other transactions contemplated by this Agreement. Capstone, through its Board of Directors, shall recommend to its stockholders approval of this Agreement and the other transactions contemplated by this Agreement (which recommendation shall be contained in the Prospectus/Joint Proxy Statement) and shall use all commercially reasonable efforts to solicit from its stockholders proxies in favor of approval and adoption of this Agreement and the other transactions contemplated by this Agreement. Capstone's Board of Directors shall not withdraw, change, modify in any manner or take action inconsistent with its recommendation of the Merger, this Agreement or the other transactions contemplated hereby and shall not resolve to do any of the foregoing and publicly disclose such resolution; provided, however, that Capstone's Board of Directors may withdraw, change, modify in any manner or take action inconsistent with such recommendation or resolve to do any of the foregoing and publicly disclose such resolution in the event that (i) Capstone shall have received an unsolicited written proposal for a Capstone Acquisition Transaction from a bona fide financially capable third party, (ii) Capstone shall have provided two business days' written notice to Beverly of such proposal, and (iii) Capstone's Board of Directors, after having received advice from its investment banker or bankers and outside counsel to Capstone, shall have determined that failure to take the proposed action would be inconsistent with such Board of Directors' fiduciary duties.

     SECTION 1.06 FILING OF CERTIFICATE OF MERGER. At the Closing (as hereinafter defined), Capstone and Beverly shall cause a Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the Delaware Act, and shall take any and all other lawful actions and do any and all other lawful things to cause the Merger to become effective.

     SECTION 1.07 FURTHER ASSURANCES. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                   ARTICLE II

                              CONVERSION OF SHARES

     SECTION 2.01  CONVERSION OF BEVERLY SHARES.

     (a) Except as provided in Section 2.04, each share of common stock, $.10 par value, of Beverly (the "Beverly Common Stock") issued and outstanding immediately prior to the Effective Time, (except for shares owned by Beverly as treasury stock, shares owned by Capstone or any Subsidiary of Beverly) together with the associated Rights (as defined in Section 4.15) shall, by virtue of the Merger and without any action on the part of the holder thereof be converted into the right to receive a number of fully paid and

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

nonassessable shares of Common Stock, $.01 par value, of Capstone ("Capstone Common Stock") equal to the Conversion Number. The term "Conversion Number" shall mean a number, expressed to four decimal places, equal to the quotient of 50,000,000, divided by the number of shares of Beverly Common Stock outstanding immediately prior to the Effective Time. The shares of Capstone Common Stock delivered in exchange for shares of Beverly Common Stock, and associated Rights, pursuant to this Section 2.01(a), are hereinafter sometimes called the "Closing Consideration." In the event of any change in Capstone Common Stock or Beverly Common Stock by reason of any stock split, readjustment, stock dividend, exchange of shares, reclassification, recapitalization or otherwise (other than the Distribution), the Conversion Number shall be correspondingly adjusted.

     (b) At the Effective Time, all shares of Beverly Common Stock, and associated Rights, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Beverly Common Stock shall thereafter cease to have any rights with respect to such shares of Beverly Common Stock, and associated Rights, except the right to receive the Closing Consideration for such shares of Beverly Common Stock, and associated Rights, as specified in the foregoing clause (a), upon the surrender of such certificate in accordance with Section
2.02 and the right to receive the NBHI capital stock distributed with respect to such shares of Beverly Common Stock in accordance with the terms of the Distribution Agreement.

     (c) Each share of Capstone Common Stock issued and outstanding at and as of the Effective Time will remain issued and outstanding and become the issued and outstanding capital stock of the Surviving Corporation and shall continue to be held of record by the stockholders of Capstone, including those receiving the Closing Consideration, at and after the Effective Time.

     SECTION 2.02  EXCHANGE OF CERTIFICATES.

     (a) Promptly after the Effective Time, Capstone shall mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Beverly Common Stock (the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to Capstone) and instructions for use in effecting the surrender of the Certificates for exchange thereof. Upon surrender to Capstone of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor that number of shares of Capstone Common Stock which such holder has the right to receive under this Article II, and such Certificate shall forthwith be canceled. If any shares of Capstone Common Stock are to be issued to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of exchange that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the exchange of the Certificate surrendered to a person other than the registered holder or such person shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.02, each Certificate shall represent, for all purposes, the right to receive the Closing Consideration in respect of the number of shares of Beverly Common Stock evidenced by such Certificate, without any interest thereon.

     (b) From and after the Effective Time there shall be no transfers on the stock transfer books of Beverly or the Surviving Corporation of the shares of Beverly Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article II.

     (c) The Surviving Corporation shall not be liable to any holder of shares of Beverly Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     SECTION 2.03  EFFECT ON BEVERLY OPTIONS.

     (a) As of the Time of Distribution (as defined in the Distribution Agreement), by virtue of the provisions of the Employee Benefit Matters Agreement (as defined in the Distribution Agreement) and without any action on the part of the holders thereof, options to purchase shares of Beverly Common Stock that are outstanding under the Beverly Option Plans (as hereinafter defined) immediately prior to the Time of Distribution, whether or not exercisable, and which are granted to each person employed or formerly employed by Beverly or any Subsidiary of Beverly other than any employee or former employee of any of the Pharmacy Subsidiaries, and any other person who becomes an employee of NBHI immediately after the Time of Distribution other than the Retained Employees (the "Transferred Employees"), shall be assumed by NBHI in accordance with the Employee Benefit Matters Agreement and such shares shall be exercisable upon the same terms and conditions as under the applicable Beverly Option Plan and the applicable option agreement issued thereunder, except that (i) the number of shares of NBHI Common Stock for which such options may be converted and (ii) the option exercise price per share of such options shall be adjusted in accordance with the Employee Benefit Matters Agreement.

     (b) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all remaining options to purchase shares of Beverly Common Stock that are outstanding under the Beverly Option Plans immediately prior to the Effective Time (as reflected in Section 2.03(b) of the Beverly Disclosure Statement) whether or not exercisable, shall be assumed by Capstone and each such option shall be exercisable upon the same terms and conditions as under the applicable Beverly Option Plan and the applicable option agreement issued thereunder, except that (i) each such option shall be exercisable for that number of shares of Capstone Common Stock (rounded in accordance with established mathematical convention to the nearest whole share) into which the number of shares of Beverly Common Stock subject to such option immediately prior to the Effective Time, determined after giving effect to the adjustments set forth in the Employee Benefit Matters Agreement, would be converted under Section 2.01(a) if such option were exercised prior to the Effective Time, and (ii) the option price per share of Capstone Common Stock, determined after giving effect to the adjustments set forth in the Employee Benefit Matters Agreement, shall be an amount equal to such adjusted option price per share of Beverly Common Stock subject to such option in effect immediately prior to the Effective Time divided by the Conversion Number (rounded in accordance with established mathematical convention to the nearest whole cent).

     (c) Prior to the Effective Time or Time of Distribution, Beverly shall (i) obtain any consents from holders of outstanding options to purchase Beverly Common Stock granted under the Beverly Option Plans and (ii) make any amendments to the terms of the Beverly Option Plans, Beverly Options or any other award granted thereunder that are necessary to give effect to the transactions contemplated by this Section 2.03 and the Employee Benefits Matters Agreement referred to in clause (a) above.

     SECTION 2.04 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Beverly Common Stock who upon surrender of Certificates would be entitled to receive a fraction of a share of Capstone Common Stock shall not be entitled to receive any dividends on or vote such fractional share and shall receive, in lieu of such fractional share, cash in an amount equal to such fraction multiplied by the Average Market Value. "Average Market Value" shall mean the arithmetic average of the last reported sale price per share of Capstone Common Stock as reported on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") for the fifteen (15) consecutive trading days ending with the last trading day prior to the scheduled date of the Beverly Special Meeting specified in the Prospectus/Joint Proxy Statement. The fractional share interests of each Beverly stockholder will be aggregated, and no Beverly stockholder will receive cash in an amount equal to or greater than the value of one full share of Capstone Common Stock. All references in this Agreement to shares of Capstone Common Stock to be issued as Closing Consideration shall be deemed to include any cash in lieu of fractional shares payable pursuant to this Section 2.04.

     SECTION 2.05 ASSUMPTION OF EMPLOYMENT AGREEMENTS. Beverly shall retain (and not transfer to NBHI in the Restructuring and Distribution) and Capstone shall assume in the Merger all employment, compensation, and benefit agreements and plans relating to employees or former employees of the Institutional Pharmacy Business, including without limitation, all employment contracts, change of control agreements, severance, and indemnity agreements with such employees and former employees, all PCA employee benefit plans; the portion of all Beverly employee benefit plans relating to Retained Employees; and all grants and

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

awards under the Beverly Stock Incentive and Long-Term Incentive Plans relating to current or former Institutional Pharmacy employees.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF CAPSTONE

     Except as set forth in the Capstone Disclosure Statement delivered by Capstone to Beverly at or prior to the execution of this Agreement (the "Capstone Disclosure Statement") (each section of which qualifies the correspondingly numbered representation and warranty and covenant), Capstone represents and warrants to Beverly as follows:

     SECTION 3.01 ORGANIZATION AND QUALIFICATION. Each of Capstone and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Capstone SEC Reports (as hereinafter defined). Each of Capstone and its Subsidiaries is duly qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property requires such qualification, except for failures to be so qualified or in good standing which would not, singly or in the aggregate with all such other failures, have a Capstone Material Adverse Effect. "Capstone Material Adverse Effect" means, (i) with respect to any event, occurrence, failure of event or occurrence, change, effect, state of affairs, breach, default, violation, fine, penalty or failure to comply (each, a "circumstance"), individually or taken together with all other circumstances contemplated by or in connection with any or all of the representations and warranties made in this Agreement, a material adverse effect on the business, properties, assets, condition (financial or otherwise), results of operations or prospects of Capstone and its Subsidiaries, taken as a whole or (ii) circumstances resulting in the impairment of Capstone's ability to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Neither Capstone nor any of its Subsidiaries is in violation of any of the provisions of its certificate of incorporation (or other applicable charter document) or By-laws. True and complete copies of the certificate of incorporation and By-laws, as currently in effect, of Capstone and of each Subsidiary of Capstone have been previously delivered or made available to Beverly. No amendments to the Certificate of Incorporation, as amended, and By-laws of Capstone have been authorized since December 31, 1996.

     SECTION 3.02 AUTHORITY RELATIVE TO THIS AGREEMENT. Capstone has full corporate power and authority to execute and deliver this Agreement and, upon obtaining the approval of a majority of the outstanding shares of Capstone Common Stock at the Capstone Special Meeting or any adjournment thereof as authorized under the Delaware Act, including obtaining such approval to amend Capstone's Certificate of Incorporation to increase the authorized number of shares of Capstone Common Stock to an aggregate of 300 million shares (or such other number as may be agreed to by the parties), to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Capstone, and except as stated in the preceding sentence, no other corporate proceedings on the part of Capstone are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Capstone and, assuming the due authorization, execution and delivery hereof by Beverly, constitutes a valid and binding agreement of Capstone, enforceable against Capstone in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

     SECTION 3.03  CONSENTS, NO CONFLICTS.

     (a) Except for the filing of the Certificate of Merger, the filing and effectiveness of the Registration Statement (as hereinafter defined), the filings required under and in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and filings required pursuant to any state securities or "blue sky" laws, no filing or registration with,

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

notification or disclosure to, or permit, authorization, consent or approval of,
(i) any court, (ii) any government agency or body or (iii) any third party, whether acting in an individual, fiduciary or other capacity, is required for the consummation by Capstone of the Merger or the other transactions contemplated hereby, except such as are set forth in Section 3.03(a) of the Capstone Disclosure Statement, all of which will have been obtained or made prior to the Effective Time and which will then be in full force and effect or which would not, singly or in the aggregate with all other such consents which have not been obtained, have a Capstone Material Adverse Effect.

     (b) The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and compliance by Capstone with any of the provisions hereof do not and will not:
(i) subject to obtaining the approval of a majority of the outstanding shares of Capstone Common Stock, conflict with or result in any breach or violation of any provision of the certificate of incorporation (or other comparable charter documents) or By-laws of Capstone or any of its Subsidiaries, (ii) result in (1) a breach or violation of, a default under or an event triggering any payment or other obligation pursuant to any of Capstone's existing pension plans, welfare plans, multiemployer plans, employee benefit plans, benefit arrangements or similar plans, arrangements or policies including bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, health or group insurance, severance pay, retirement or other benefit plans, and all similar arrangements or policies of Capstone and its Subsidiaries (the "Capstone Compensation and Benefit Plans") or any grant or award made under any of the foregoing, (2) a breach, violation or event triggering a right of termination of, a default under, or the acceleration of any obligation or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time or both) pursuant to any provision of, any agreement, lease of real or personal property, marketing agreement, contract, note, mortgage, indenture, arrangement or other obligation of Capstone or any of its Subsidiaries ("Capstone Contracts") or any law, rule, ordinance or regulation or judgment, decree, order or award to which Capstone or any of its Subsidiaries is subject or any governmental or non-governmental authorization, consent, approval, registration, franchise, license or permit under which Capstone or any of its Subsidiaries conducts any of its business, or (3) any other change in the rights or obligations of any party under any of the Capstone Contracts.

     SECTION 3.04 BOARD RECOMMENDATION. The Board of Directors of Capstone has, by a unanimous vote at a meeting of such Board duly held on April 15, 1997, approved and adopted this Agreement, the Merger and the other transactions contemplated hereby. At such meeting, the Board of Directors of Capstone determined that the consideration to be paid by Capstone pursuant to the Merger is fair to the holders of shares of Capstone Common Stock and recommended that the holders of such shares approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.

     SECTION 3.05 STATE ANTI-TAKEOVER STATUTES. Capstone has granted all approvals and taken all other steps necessary to exempt the Merger and the other transactions contemplated hereby from the requirements and provisions of Section 203 of the Delaware Act and any other state antitakeover statute or regulation such that none of the other provisions of such "business combination," "moratorium," "control share" or other state antitakeover statute or regulation
(x) prohibits or restricts either Capstone's ability to perform its obligations under this Agreement or its ability to consummate the Merger and the other transactions contemplated hereby, (y) would have the effect of invalidating or voiding this Agreement or any provision hereof, or (z) would subject Beverly to any material impediment or condition in connection with the exercise of any of its rights under this Agreement.

     SECTION 3.06 NO EXISTING VIOLATION, DEFAULT, ETC. None of Capstone or its Subsidiaries is in violation (except for any violations which would not, singly or in the aggregate with all such other violations, have a Capstone Material Adverse Effect) of (A) any applicable law, ordinance, administrative or governmental rule or regulation or (B) any order, decree or judgment of any court or governmental agency or body having jurisdiction over Capstone or any of its Subsidiaries. No event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default, exists under any Capstone Contract or any lease, permit, license or other agreement or instrument to which Capstone or any of its Subsidiaries is a party or by which any of them is bound or to which any of the properties, assets or operations of Capstone or any of its Subsidiaries is subject (except for any events of default or other defaults which would not, singly or in the aggregate with all such other defaults, have a Capstone Material Adverse Effect).

     SECTION 3.07 LICENSES AND PERMITS. Each of Capstone and its Subsidiaries has such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate governmental agencies and bodies ("Capstone Licenses") as are necessary to own, lease or operate its properties and to conduct its business in the manner described in the Capstone SEC Reports and as presently conducted and all such Capstone Licenses are valid and in full force and effect, other than any failure to have any such Capstone License or any failure of any such Capstone License to be valid and in full force and effect as would not, singly or in the aggregate with all such other failures, have a Capstone Material Adverse Effect. Each of Capstone and its Subsidiaries is and, within the period of all applicable statutes of limitation, has been in compliance with its obligations under such Capstone Licenses and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of such Capstone Licenses, other than any such failure to be in compliance with such obligations or any such revocation or termination as would not, singly or in the aggregate with all such other failures, revocations or terminations, have a Capstone Material Adverse Effect. Capstone has no knowledge of any facts or circumstances that could reasonably be expected to result in an inability of Capstone or any of its Subsidiaries to renew any Capstone License. Neither the execution and delivery by Capstone of this Agreement nor the consummation of any of the transactions contemplated herein will result in any revocation or termination of any Capstone License. Set forth in Section 3.07 of the Capstone Disclosure Statement is a true and complete list of all Capstone Licenses which are necessary for the conduct of the business presently conducted by Capstone and its Subsidiaries.

     SECTION 3.08  REGISTRATION STATEMENT; PROSPECTUS/JOINT PROXY
STATEMENT. None of the information supplied by Capstone for inclusion or incorporation by reference in the registration statement under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") registering the Capstone Common Stock to be issued at the Effective Time (such registration statement as amended by any amendments thereto being referred to herein as the "Registration Statement") or the Prospectus/Joint Proxy Statement to be sent to the stockholders of Beverly and Capstone in connection with the Beverly Special Meeting and the Capstone Special Meeting, including all amendments and supplements thereto, shall, in the case of the Registration Statement, at (i) the time the Registration Statement becomes effective, (ii) the Closing, (iii) the Effective Time, (iv) in the case of the Prospectus/Joint Proxy Statement, on the date or dates the Prospectus/Joint Proxy Statement is first mailed to Beverly and Capstone stockholders, (v) at the date or dates of the Beverly Special Meeting and the Capstone Special Meeting,
(vi) at the Closing, and (vii) at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event with respect to Capstone or any of its Subsidiaries shall occur which is required to be described in the Registration Statement or the Prospectus/Joint Proxy Statement, such event shall be so described, and after due consultation with Beverly, an amendment or supplement shall be promptly filed with the Securities and Exchange Commission (the "SEC") and, as required by law, disseminated to the stockholders of Capstone and Beverly. The Registration Statement and the Prospectus/Joint Proxy Statement will (with respect to Capstone) comply as to form in all material respects with the applicable provisions of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), as the case may be.

     SECTION 3.09 FINDERS OR BROKERS. Except as set forth in Section 3.09 of the Capstone Disclosure Statement, neither Capstone nor any Subsidiary of Capstone has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned in whole or part upon consummation of the Merger.

     SECTION 3.10  SEC FILINGS.

     (a) Capstone has filed with the SEC all required forms, reports and documents required to be filed by it with the SEC since December 31, 1991 (collectively, the "Capstone SEC Reports"), all of which, when filed, complied as to form in all material respects with the applicable provisions of the Securities Act and the

Exchange Act, as the case may be. As of their respective dates the Capstone SEC Reports (including documents included as exhibits thereto or incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Capstone will deliver to Beverly as soon as they become available true and complete copies of any report or statement mailed by Capstone to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports and statements (excluding any information therein provided by Beverly, as to which Capstone makes no representation) will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and will further comply in all material respects with all applicable requirements of law. The audited consolidated financial statements and unaudited consolidated interim financial statements of Capstone and its Subsidiaries to be included or incorporated by reference in such reports and statements will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved, and in accordance with all applicable accounting requirements under the Securities Act and the Exchange Act, and will fairly present the consolidated financial position of Capstone and its Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flow for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements).

     SECTION 3.11 FINANCIAL STATEMENTS. The audited consolidated financial statements and unaudited consolidated interim financial statements of Capstone and its Subsidiaries included or incorporated by reference in the Capstone SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, and in accordance with all applicable accounting requirements under the Securities Act and the Exchange Act, and fairly present the consolidated financial position of Capstone and its Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements) and such audited financial statements have been certified as such (without exception) by Capstone's independent accountants.

     SECTION 3.12 ABSENCE OF UNDISCLOSED LIABILITIES. Neither Capstone nor any of its Subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, unmatured, contingent or otherwise, or any unsatisfied judgments or any leases of personalty or realty or unusual or extraordinary commitments, except for those liabilities recorded on the Capstone Balance Sheet (as hereinafter defined) or described in the notes thereto, and except for liabilities or obligations incurred in the ordinary course of business and consistent with past practice since December 31, 1996 that would not, singly or in the aggregate, be reasonably expected to have a Capstone Material Adverse Effect.

     SECTION 3.13  ABSENCE OF CHANGES OR EVENTS.

     (a) Since December 31, 1996: (i) Capstone and its Subsidiaries have conducted their business in the ordinary course and have not incurred any material liability or obligation (indirect, direct or contingent) or entered into any material oral or written agreement or other transaction that is not in the ordinary course of business (other than the Voting Agreement, the Shareholders Agreement (as hereinafter defined) and this Agreement) or that could reasonably be expected to result in a Capstone Material Adverse Effect;
(ii) neither Capstone nor its Subsidiaries have sustained any material loss or interference with their business or properties from fire, flood, windstorm, accident, strike or other calamity (whether or not covered by insurance); (iii) there has been no material change in the indebtedness of Capstone and its Subsidiaries, no change in the capital stock of Capstone and no dividend or distribution of any kind declared, paid or made by Capstone on any class of its capital stock; (iv) there has been no event or condition which has caused a Capstone Material Adverse Effect, nor any development, occurrence or state of facts or circumstances that could, singly or in the aggregate, reasonably be expected to result in a Capstone Material Adverse Effect; (v) there has been no amendment, modification or supplement to any material term of any Capstone Contract required to be identified in Section 3.20 of the Capstone Disclosure Statement or any equity security; and (vi) there has been no material change by Capstone in its accounting principles, practices or methods.

     (b) Since December 31, 1996, other than in the ordinary course of business consistent with past practice, there has not been any increase in the compensation or other benefits payable, or which could become payable, by Capstone, to its officers or key employees, or any amendment of any of the Capstone Compensation and Benefit Plans.

     SECTION 3.14  CAPITALIZATION.

     (a) The authorized capital stock of Capstone consists of 50,000,000 shares of Capstone Common Stock and 500,000 shares of serial preferred stock, par value $.01 per share (the "Capstone Preferred Stock"). As of March 31, 1997, there were 33,999,766 shares of Capstone Common Stock and no shares of Capstone Preferred Stock outstanding and no shares of Capstone Common Stock were held in Capstone's treasury; and except for shares which were reserved for issuance and which may have been issued pursuant to the following sentence there have been no issuances of capital stock of Capstone since December 31, 1996. As of March 31, 1997, 4,180,864 shares of Capstone Common Stock were reserved for issuance upon the exercise of outstanding warrants (the "Capstone Warrants"), 2,835,535 shares of Capstone Common Stock were reserved for issuance upon the exercise of outstanding options (the "Capstone Options") which may be granted under the stock option plans of Capstone covering an aggregate of 3,705,000 shares of Capstone Common Stock (the "Capstone Option Plans"), and no other shares of Capstone Common Stock are reserved for any purpose. Except for the foregoing and as contemplated by this Agreement, there are not any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating Capstone to issue, transfer or sell any shares of capital stock of Capstone or any of its Subsidiaries or any other securities convertible into or evidencing the right to subscribe for any such shares. There are no outstanding stock appreciation rights with respect to the capital stock of Capstone or any of its Subsidiaries. All issued and outstanding shares of Capstone Common Stock are duly authorized and validly issued, fully paid and nonassessable and have not been issued in violation of (nor are any of the authorized shares of capital stock of, or other equity interests in, Capstone subject to) any preemptive or similar rights created by statute, the Certificate of Incorporation or By-laws of Capstone or any agreement to which Capstone is a party or by which it may be bound. The Capstone Common Stock to be issued in accordance with Section 2.01 of this Agreement, when so issued, will be duly authorized and validly issued, fully paid and nonassessable.

     (b) Except as set forth in Section 3.14(b) of the Capstone Disclosure Statement, there are no (i) obligations, contingent or otherwise, of Capstone to repurchase, redeem or otherwise acquire any shares of Capstone Common Stock; or provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other person, or (ii) agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Capstone. Except for the Voting Agreement and the Shareholders Agreement (as hereinafter defined), there are no voting trusts, proxies or other agreements or understandings to which Capstone is a party or by which Capstone is bound with respect to the voting of any shares of capital stock of Capstone.

     (c) Capstone has delivered or made available to Beverly complete and correct copies of each of the Capstone Warrants and Capstone Option Plans, including all amendments thereto. Section 3.14(c) of the Capstone Disclosure Statement sets forth a complete and correct list of all outstanding Capstone Warrants and Capstone Options, setting forth (i) the exercise price of each outstanding Capstone Warrant and Capstone Option, (ii) the number of Capstone Warrants and Capstone Options and (iii) the date of issuance or grant of each such Capstone Warrant or Capstone Option. Section 3.14(c) of the Capstone Disclosure Statement sets forth a complete and correct list of all restricted stock awards including the recipients and the number of shares of Capstone Common Stock received or to be received by each.

     SECTION 3.15 CAPITAL STOCK OF SUBSIDIARIES. The only direct or indirect Subsidiaries of Capstone are those listed in Section 3.15 of the Capstone Disclosure Statement. Capstone is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock of each of its Subsidiaries, there are no proxies with respect to such shares, and there are not any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating Capstone or any of such Subsidiaries to issue, transfer or sell any shares of capital stock of such Subsidiary or any other securities convertible into or evidencing the right to subscribe for any such shares. All of such shares beneficially owned by Capstone are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and are owned by Capstone free and clear of any claim, lien or encumbrance of any kind with respect thereto. Except as set forth in Section 3.15 of the Capstone Disclosure Statement, Capstone does not directly or indirectly own any interest in any corporation, partnership, joint venture or other business association or entity.

     SECTION 3.16 LITIGATION. Except as set forth in Section 3.16 of the Capstone Disclosure Statement, there are no pending actions, suits, proceedings or, to the best knowledge of Capstone after due inquiry, investigations by, against or affecting Capstone, any of its Subsidiaries or any of their properties, assets or operations, or with respect to which Capstone or any of its Subsidiaries is responsible by way of indemnity or otherwise. No pending or, to the knowledge of Capstone, threatened actions, suits, proceedings or investigations by, against or affecting Capstone, any of its Subsidiaries or any of their properties, assets or operations, or with respect to which they are responsible by way of indemnity or otherwise, whether or not disclosed in such Capstone SEC Reports, would, singly or in the aggregate with all such other actions, suits, investigations or proceedings, reasonably be expected to have a Capstone Material Adverse Effect; and, to the best knowledge of Capstone after due inquiry, no such actions, suits, proceedings or investigations which would reasonably be expected to have a Capstone Material Adverse Effect are threatened or contemplated and there is no reasonable basis, to the best knowledge of Capstone after due inquiry, for any such action, suit, proceeding or investigation, whether or not threatened or contemplated.

     SECTION 3.17 INSURANCE. Capstone has insurance policies and fidelity bonds covering it and its Subsidiaries' assets, business, equipment, properties, operations, employees, officers and directors of the type and in amounts customarily carried by persons conducting business similar to that of Capstone and such Subsidiaries. All premiums due and payable under all such policies and bonds have been paid, and Capstone is otherwise in full compliance with the terms and conditions of all such policies and bonds, except where the failure to have made payment or to be in full compliance would not, individually or in the aggregate with all such other failures, have a Capstone Material Adverse Effect. The reserves established by Capstone in respect of all matters as to which Capstone self-insures or carries retention and/or deductibles, including workers' medical coverage and workers' compensation, are adequate and appropriate in light of Capstone's experience since December 31, 1991 with respect thereto, and Capstone is not aware, after due inquiry, of any facts or circumstances existing as of the date hereof that could reasonably be expected to cause such reserves to be inadequate or inappropriate. Section 3.17 of the Capstone Disclosure Statement sets forth a true and complete list of all insurance policies, including retention and/or deductible programs, and fidelity bonds of Capstone.

     SECTION 3.18 TITLE TO AND CONDITION OF PROPERTIES. Capstone and its Subsidiaries have good title to all of the real property and personal property reflected on Capstone's December 31, 1996 audited consolidated balance sheet contained in Capstone's Form 10-K for the fiscal year ended December 31, 1996 filed with the SEC (the "Capstone Balance Sheet"), except for property since sold or otherwise disposed of in the ordinary course of business and consistent with past practice. Set forth in Section 3.18 of the Capstone Disclosure Statement is a true and complete list of all real properties owned by Capstone and its Subsidiaries, all of which real properties are reflected on the Capstone Balance Sheet. No such real or personal property is subject to claims, liens or other encumbrances of any kind or character, including, without limitation, mortgages, pledges, liens, conditional sale agreements, charges, security interests, easements, restrictive covenants, rights of way or options, except for (i) liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and in respect of which Capstone or its appropriate Subsidiary has set aside on its books adequate reserves in accordance with generally accepted accounting principles; (ii) mechanics', carriers', workers', repairers', materialmen's and other similar statutory liens incurred in the ordinary course of business for obligations not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and in respect of which Capstone or its appropriate Subsidiary has set aside on its books adequate reserves in accordance with generally accepted accounting principles; (iii) in the case of real property, easements, rights of way, restrictions, minor defects or irregularities in title that do not individually or in the aggregate have a material adverse effect on the value or use of the real property encumbered thereby as currently used in the operation of the business of Capstone or its Subsidiaries; or (iv) those which would not materially interfere with the conduct of the business of Capstone and its Subsidiaries or impair Capstone's ability to perform its obligations under this Agreement and to consummate the transactions contemplated hereby (the encumbrances described in clauses (i) through (iv) of this sentence, collectively, the "Capstone Permitted Encumbrances"). There are no eminent domain proceedings pending or, to Capstone's knowledge, threatened against any owned property or any material portion thereof which proceedings (if resulting in a taking) could reasonably be expected to have a material adverse effect on the value or use of such property as currently used in the operation of the business of Capstone or its Subsidiaries. The real properties and the improvements located thereon (including the roof and structural portions of each building) are in good operating order and condition, subject to ordinary wear and tear. There are no structural, mechanical or other defects of a material nature in any improvements located on the real properties. All building systems in respect of the real properties are in all material respects in good condition and working order, subject to ordinary wear and tear. The real properties are served by all utilities required or necessary for the present use thereof. Capstone has made available to Beverly true and correct copies of all title insurance commitments, title insurance policies and surveys in the possession of Capstone or its Subsidiaries relating to its real properties set forth in
Section 3.18 of the Capstone Disclosure Statement.

     SECTION 3.19 LEASES. There have been delivered or made available to Beverly true and complete copies of each lease pursuant to which real or personal property is held under lease by Capstone or any of its Subsidiaries (limited in the case of personal property, to leases pursuant to which annual rentals are reasonably expected to be at least $100,000 per year), and true and complete copies of each lease pursuant to which Capstone or any of its Subsidiaries leases real or personal property to others (limited in the case of personal property, to leases pursuant to which annual rentals are reasonably expected to be at least $100,000 per year). Section 3.19 of the Capstone Disclosure Statement sets forth a true and complete list of all such leases, and such leases are the only leases that are material to the business conducted by Capstone and its Subsidiaries. All of the leases so listed (i) are valid and subsisting and in full force and effect with respect to Capstone and its Subsidiaries, as the case may be, and, to Capstone's knowledge, with respect to any other party thereto, (ii) were entered into as a result of bona fide arm's length negotiations with the other party or parties thereto, and (iii) Capstone or its Subsidiaries, as the case may be, have valid leasehold interests in all properties leased thereunder free and clear of all liens and encumbrances other than Capstone Permitted Encumbrances. The leased real properties are in good operating order and condition, subject to ordinary wear and tear.

     SECTION 3.20  CONTRACTS AND COMMITMENTS. Except as set forth in Section
3.20 of the Capstone Disclosure Statement, neither Capstone nor any of its Subsidiaries is a party to any existing contract, obligation or commitment of any type in any of the following categories:

          (a) contracts for the purchase by Capstone or any of its Subsidiaries of medicines, materials, supplies or equipment which are not cancelable upon 90 days' or less notice and which either (i) have not been entered into in the ordinary course of business and consistent with past practice or (ii) provide for purchase prices substantially greater than those presently prevailing for such materials, supplies or equipment, or (iii) contracts obligating Capstone or its Subsidiaries to make capital expenditures in excess of $200,000;

          (b) contracts under which Capstone or any of its Subsidiaries has, except by way of endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past practice, become absolutely or contingently or otherwise liable for (i) the performance of any other person, firm or corporation under a contract, or (ii) the whole or any part of the indebtedness or liabilities of any other person, firm or corporation;

          (c) powers of attorney outstanding from Capstone or any of its Subsidiaries other than as issued in the ordinary course of business and consistent with past practice with respect to customs, insurance, patent, trademark or tax matters, or to agents for service of process;

          (d) contracts under which any amount payable by Capstone or any of its Subsidiaries is dependent upon, or calculated in accordance with, the revenues or profits of Capstone or any of its Subsidiaries;

          (e) contracts with any director, officer, employee or affiliate of Capstone or any of its Subsidiaries other than in such person's capacity as a director, officer or employee of Capstone or any of its Subsidiaries;

          (f) contracts which limit or restrict where Capstone or any of its Subsidiaries may conduct its business or the type or line of business in which Capstone or any of its Subsidiaries may engage;

          (g) contracts with any party for the loan of money or availability of credit to or from Capstone or any of its Subsidiaries (except credit extended by Capstone or any of its Subsidiaries to its customers in the ordinary course of business and consistent with past practice); or

          (h) any hedging, option, derivative or other similar transaction.

     True and complete copies of all contracts, obligations and commitments listed in Section 3.20 of the Capstone Disclosure Statement have been delivered or made available to Beverly. All such contracts are in full force and effect. None of Capstone or its Subsidiaries or, to the best knowledge of Capstone, any other party is in breach of or default under any such contracts (and no facts or circumstances exist which could reasonably support the assertion of any such breach or default) except for breaches and defaults by parties other than Capstone and its Subsidiaries which would not, singly or in the aggregate with all other such breaches, have a Capstone Material Adverse Effect.

     SECTION 3.21 LABOR MATTERS. None of Capstone or its Subsidiaries is a party to any union contract or other collective bargaining agreement. Each of Capstone and its Subsidiaries is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, safety, wages and hours, and neither Capstone nor any of its Subsidiaries is engaged in any unfair labor practice. There is no labor strike, slowdown or stoppage pending (or, to the best knowledge of Capstone, any labor strike or stoppage threatened) against or affecting Capstone or any of its Subsidiaries. To the best of Capstone's knowledge, no union organizing activities with respect to any of its or its Subsidiaries' employees are occurring or threatened.

     SECTION 3.22 NO CHANGE OF CONTROL PUTS. Neither the execution and delivery by Capstone of this Agreement nor the consummation of any of the transactions contemplated hereby gives rise to any obligation of Capstone or any of its Subsidiaries to, or any right of any holder of any security of Capstone or any of its Subsidiaries to, require Capstone to purchase, offer to purchase, redeem or otherwise prepay or repay any such security, or deposit any funds to effect the same.

     SECTION 3.23  EMPLOYMENT AND LABOR CONTRACTS. Except as set forth in
Section 3.23 of the Capstone Disclosure Statement, neither Capstone nor any of its Subsidiaries is a party to any employment, management services, consultation or other contract or agreement with any past or present officer, director or employee or, to the best knowledge of Capstone, any entity affiliated with any past or present officer, director or employee, other than the agreements executed by employees generally, the forms of which have been provided to Beverly.

     SECTION 3.24 INTELLECTUAL PROPERTY RIGHTS. Capstone or its Subsidiaries own or have the right to use all Intellectual Property Rights (as hereinafter defined) necessary to the conduct of their respective businesses. Section 3.24 of the Capstone Disclosure Statement contains a list of all patents, trade names, registered and unregistered copyrights, trademarks and service marks, mask works and applications for the foregoing owned by Capstone or its Subsidiaries. Except as set forth in Section 3.24 of the Capstone Disclosure Statement, (i) Capstone and/or its Subsidiaries have clear and unencumbered title to the Intellectual Property Rights set forth in such Section 3.24 and such title has not been challenged (pending or threatened) by others except for the encumbrances listed therein; (ii) no rights or licenses to use Intellectual Property Rights have been granted or acquired by Capstone or its Subsidiaries;
(iii) there have been no claims or assertions made by others that Capstone has infringed any Intellectual Property Rights of others by the sale of products or any other activity in the preceding six-year period; (iv) to the knowledge of Capstone, there has been no such infringement by Capstone or any of its Subsidiaries during such six-year period; (v) Capstone has no knowledge of any infringement of Intellectual Property Rights of Capstone or any of its Subsidiaries by others, and (vi) all such patents, registered trademarks, service marks and copyrights owned by Capstone or its Subsidiaries are in good standing, and, to the extent recorded on the public record, are recorded in the name of Capstone or its Subsidiaries. Such Section 3.24 also contains a list of unpatented inventions used or planned for use by Capstone or its Subsidiaries. True and complete copies of all material listed in Section 3.24 of the Capstone Disclosure Statement have been delivered or made available to Beverly.

     "Intellectual Property Rights" shall mean and include rights relating to patents, trademarks, service marks, trade names, copyrights, mask works, inventions, processes, trade secrets, know-how, confidentiality agreements, consulting agreements, software and any documentation relating to the manufacture, marketing and maintenance of products.

     SECTION 3.25 TAXES. (i) Capstone and its Subsidiaries have prepared and timely filed or will timely file with the appropriate governmental agencies all franchise, income and all other Tax returns and reports (hereinafter collectively referred to as "Tax Returns") required to be filed by them on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Capstone and/or its Subsidiaries (copies of which for the past three fiscal years have been delivered or made available to Beverly); (ii) all Taxes of Capstone and its Subsidiaries have been paid in full to the proper authorities or fully accrued or provided for with respect to fiscal periods for which there are publicly available financial statements and otherwise on the books of Capstone, other than such Taxes as are being contested in good faith by appropriate proceedings and are adequately reserved for in accordance with generally accepted accounting principles; (iii) all deficiencies asserted in writing as a result of Tax examinations of federal, state and foreign income, sales and franchise and all other Tax Returns filed by Capstone and its Subsidiaries have either been paid or adequately reserved for in accordance with generally accepted accounting principles; (iv) to the best knowledge of Capstone, no unpaid deficiency has been asserted or assessed against Capstone or any of its Subsidiaries, and no examination of Capstone or any of its Subsidiaries is pending or threatened for any material amount of Tax by any taxing authority (with respect to any such action, Section 3.25 of the Capstone Disclosure Statement sets forth the periods at issue and the category of Tax, and the examining authority's and any corresponding revenue agents' reports relating to the issue have been delivered or made available to Beverly);
(v) except as set forth in the Capstone Disclosure Statement, no extension of the period for assessment or collection of any Tax of Capstone or any of its Subsidiaries is currently in effect and no extension of time within which to file any Tax Return of Capstone or any of its Subsidiaries has been requested, which Tax Return has not since been filed; (vi) no Tax liens have been filed with respect to any Taxes of Capstone or any of its Subsidiaries except for property taxes which have accrued but with respect to which penalty for nonpayment has not occurred; (vii) neither Capstone nor any of its Subsidiaries has agreed to make any adjustment by reason of a change in its accounting methods that would affect the taxable income or deductions of Capstone or any of its Subsidiaries for any period ending after the Effective Time; (viii) Capstone and its Subsidiaries have made timely payments of the Taxes required to be deducted and withheld from the wages paid to their employees; (ix) there are no Tax sharing agreements or arrangements under which Capstone or any Subsidiary will have any obligation or liability on or after the Effective Time; (x) Capstone and its Subsidiaries have no foreign losses as defined in Section 904(f)(2) of the Internal Revenue Code of 1986, as amended (the "Code"); (xi) to the best knowledge of Capstone, there are no transfer pricing agreements made by or on behalf of Capstone or any of its Subsidiaries with any taxation authority;
(xii) no asset of Capstone or any of its Subsidiaries is held in an arrangement for which partnership Tax Returns are being filed and neither Capstone nor any of its Subsidiaries is a partner in any partnership; (xiii) neither Capstone nor any of its Subsidiaries owns any interest in any "controlled foreign corporation" (within the meaning of Section 957 of the Code), "passive foreign investment company" (within the meaning of Section 1296 of the Code) or other entity the income of which is required to be included in the income of Capstone or such Subsidiary; (xiv) neither Capstone nor any of its Subsidiaries has made an election under

Section 341(f) of the Code; and (xv) neither Capstone nor any of its Subsidiaries is obligated to make any payments that would constitute excess parachute payments within the meaning of Section 280G of the Code.

     "Tax" or "Taxes" shall mean all federal, state, local and foreign taxes, duties, levies, charges and assessments of any nature, including social security payments and deductibles relating to wages, salaries and benefits and payments to subcontractors (to the extent required under applicable Tax law), and also including all interest, penalties and additions imposed with respect to such amounts.

     SECTION 3.26  EMPLOYEE BENEFIT PLANS; ERISA.

     (a) Except as set forth in Section 3.26 of the Capstone Disclosure Statement, there are no "employee pension benefit plans" as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covering employees (or former employees), maintained or contributed to by Capstone or any of its Subsidiaries or any of their ERISA Affiliates (as hereinafter defined), or to which Capstone or any of its Subsidiaries or any of their ERISA Affiliates contributes or is obligated to make payments thereunder or otherwise may have any liability ("Capstone Pension Benefit Plans"). For purposes of this Agreement, "ERISA Affiliate" shall mean any person (as defined in Section 3(9) of ERISA) that is a member of any group of persons described in
Section 414(b), (c), (m) or (o) of the Code which includes the referent person or its Subsidiaries.

     (b) Capstone has delivered or made available to Beverly true and complete copies of, and Section 3.26 of the Capstone Disclosure Statement lists, all Capstone Pension Benefit Plans, "welfare benefit plans" (as defined in Section 3(1) of ERISA) covering employees (or former employees), maintained or contributed to by Capstone or any of its Subsidiaries ("Capstone Welfare Plans"), all multiemployer plans (as defined in Section 3(37) of ERISA) covering employees (or former employees) to which Capstone or any of its Subsidiaries or any of their ERISA Affiliates is required to make contributions or otherwise may have any liability, and, to the extent covering employees, directors, or independent contractors (or former employees, directors, or independent contractors), all stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, bonus, incentive, deferred compensation, severance, change of control, executive compensation, "top hat," other equity-based compensation, and vacation plans, agreements, or arrangements maintained or contributed to by Capstone or a Subsidiary of Capstone.

     (c) Capstone and each of its Subsidiaries, and each of the Capstone Pension Benefit Plans, Capstone Welfare Plans, and all other plans or arrangement referenced in Section 3.26(b) (collectively, the "Capstone Employee Benefit Plans") are administered in accordance with their terms and are in compliance with the applicable provisions of ERISA and other applicable laws except where the failure to comply would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect.

     (d) All contributions to and payments from the Capstone Employee Benefit Plans which are required to have been made in accordance with the Capstone Employee Benefit Plans and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made.

     (e) The Capstone Pension Benefit Plans intended to qualify under Section 401 of the Code are and have always been so qualified, have been determined by the Internal Revenue Service ("IRS") to be so qualified, and nothing has occurred with respect to such Capstone Pension Benefit Plans which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. Such plans have been amended and submitted to the IRS on a timely basis to comply with changes to the Code made by the Tax Reform Act of 1986 and other applicable legislative, regulatory or administrative requirements.

     (f) There are (i) no investigations or audits pending, to the best knowledge of Capstone, by any governmental entity involving the Capstone Pension Benefit Plans or Capstone Welfare Plans, (ii) no termination proceedings involving the Capstone Pension Benefit Plans and (iii) no pending or, to the best knowledge of Capstone, threatened claims (other than routine uncontested claims for benefits), suits or proceedings relating to any Capstone Employee Benefit Plan, against the assets of any of the trusts under any Capstone Employee Benefit Plan or against any fiduciary of any Capstone Employee Benefit Plan with respect to the operation of such plan or asserting any rights or claims to benefits under any such Plan or against the assets of any trust under such Plan, except for those which would not, singly or in the aggregate, give rise to any liability which would reasonably be expected to have a Capstone Material Adverse Effect, nor, to the best knowledge of Capstone, are there any facts which could give rise to any such liability. except for those which would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect in the event of any such investigation, claim, suit or proceeding.

     (g) None of Capstone, any of its Subsidiaries or any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other "party in interest" or "disqualified person" with respect to the Capstone Pension Benefit Plans or Capstone Welfare Plans, has engaged in a "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) which could result in a tax or penalty on Capstone or any of its Subsidiaries under Section 4975 of the Code or Section 502(i) of ERISA, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect.

     (h) Neither the Capstone Pension Benefit Plans subject to Title IV of ERISA nor any trust created thereunder has been terminated nor have there been any "reportable events" (as defined in Section 4043 of ERISA and the regulations thereunder) with respect to either thereof, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect, nor has there been any event with respect to any Capstone Pension Benefit Plan requiring disclosure under Section 4063(a) of ERISA or any event with respect to any Capstone Pension Benefit Plan requiring disclosure under Section 4041(c)(3)(C) of ERISA, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect.

     (i) Neither Capstone nor any Subsidiary of Capstone nor any ERISA Affiliate has incurred any currently outstanding liability to the Pension Benefit Guaranty Corporation (the "PBGC") or to a trustee appointed under Section 4042(b) or (c) of ERISA other than for the payment of premiums, all of which have been paid when due. No Capstone Pension Benefit Plan has applied for, or received, a waiver of the minimum funding standards imposed by Section 412 of the Code.

     (j) Neither Capstone, any of its Subsidiaries nor any of their ERISA Affiliates has any liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan, within the meaning of
Section 3(37) of ERISA.

     (k) With respect to each of the Capstone Employee Benefit Plans, true, correct and complete copies of the following documents have been delivered or made available to Beverly: (i) the current plans and related trust documents, including amendments thereto, (ii) any current summary plan descriptions, (iii) the most recent Forms 5500, financial statements and actuarial reports, if applicable, and (iv) the most recent IRS determination letter, if applicable.

     (l) Neither Capstone, any of its Subsidiaries, any organization to which Capstone is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, nor any of their ERISA Affiliates has engaged in any transaction, within the meaning of Section 4069(a) of ERISA, except where the liability therefor would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect.

     (m) None of the Capstone Welfare Plans maintained by Capstone or any of its Subsidiaries include retiree life or retiree health benefits or provide for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"). Capstone and each of its Subsidiaries which maintain a "group health plan" within the meaning of Section 5000(b)(1) of the Code have complied with the notice and continuation requirements of Section 4980B of the Code, COBRA,
Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect.

     (n) No liability under any Capstone Employee Benefit Plan has been funded nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Capstone or any of its Subsidiaries has received notice that such insurance company is in rehabilitation.

     (o) The consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits, deemed satisfaction of goals or conditions, forgiveness or modification of loans, or accelerate the vesting or timing of payment of any benefits or compensation payable to or in respect of any employee or former employee of Capstone or any of its Subsidiaries.

     (p) Each Capstone Employee Benefit Plan can be amended or terminated at any time without approval from any person, without advance notice, and without any liability other than for benefits accrued prior to such amendment or termination.

     (q) With respect to each Capstone Employee Benefit Plan and any other similar arrangement or plan either currently or previously terminated, maintained, or contributed to by any entity which either is currently or was previously under common control with Capstone or any of its Subsidiaries as determined under Code Section 414, no event has occurred and no condition exists that after the Merger could subject Capstone or Beverly, directly or indirectly, to any liability (including liability under any indemnification agreement) under
Section 412, 4971, 4975, or 4980B of the Code or Section 502, 601 or 606 of
ERISA.

     (r) All contributions and payments to or with respect to each Capstone Employee Benefit Plan have been timely made and Capstone has made adequate provision for reserves to satisfy contributions and payments that have not been made because they are not yet due under the terms of such plan or related arrangement, document, or applicable law. No Capstone Employee Benefit Plan has any unfunded benefits that are not fully reflected in Capstone's most recent audited financial statements.

     (s) No agreement, commitment, or obligation exists to increase any benefits under any Capstone Employee Benefit Plan or to adopt any new Capstone Employee Benefit Plan.

     SECTION 3.27  ENVIRONMENTAL MATTERS.

     (a) Except as would not, singly or in the aggregate with all other such instances of non-compliance, have a Capstone Material Adverse Effect, Capstone and its Subsidiaries are, and within the period of all applicable statutes of limitation have been, in compliance with all applicable Environmental Laws (as hereinafter defined), which compliance includes, without limitation, the possession of all licenses, permits, registrations and other governmental authorizations (collectively, "Environmental Authorizations") required under applicable Environmental Laws, and compliance with the terms and conditions thereof, and there are no circumstances of which Capstone is aware which may materially prevent or interfere with compliance in the future. To Capstone's knowledge, all Environmental Authorizations currently held by Capstone and its Subsidiaries pursuant to Environmental Laws are identified in Section 3.27(a)(1) of the Capstone Disclosure Statement and represent all Environmental Authorizations necessary for the conduct of the businesses of Capstone and its Subsidiaries as currently conducted. Neither Capstone nor any of its Subsidiaries has been notified, or has any reasonable basis to believe, that any such Environmental Authorizations will be modified, suspended or revoked or cannot be renewed or otherwise maintained in the ordinary course of business. To Capstone's knowledge after due inquiry, the execution and delivery of this Agreement and the consummation by Capstone of the transactions contemplated hereby will not affect the validity or require the transfer of any Environmental Authorizations, and will not require any notification, registration, reporting, filing, investigation or remediation under any Environmental Law.

     (b) There are no Environmental Notices (as hereinafter defined) that, singularly or in the aggregate, reasonably could be expected to have a Capstone Material Adverse Effect (i) pending or, to the best knowledge of Capstone, threatened against Capstone or any of its Subsidiaries, (ii) to the best knowledge of Capstone, pending or threatened against any person or entity whose liability for such Environmental Notice may have been retained or assumed by or could reasonably be imputed or attributed by law or contract to Capstone or any of its Subsidiaries, (iii) that to the best knowledge of Capstone could subject Capstone to any material risk of liability, loss or damages, or (iv) that to the best knowledge of Capstone could reasonably be expected to require investigation, removal or remedial or corrective action by Capstone or any of its Subsidiaries. Since December 31, 1996 neither Capstone nor any of its Subsidiaries has received any Environmental Notice alleging that Capstone or any of its Subsidiaries is subject to liability under any

Environmental Law or that Capstone or any of its Subsidiaries is not in full compliance with Environmental Laws.

     (c) There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, notice or demand letter or request for information or, to the best knowledge of Capstone, investigation pending or threatened under any Environmental Law (i) against Capstone or any of its Subsidiaries, or (ii) to the knowledge of Capstone against any person or entity in connection with which liability could reasonably be imputed or attributed by law or contract to Capstone or any of its Subsidiaries, except, with respect to each of clauses (i) and (ii), for such demands, claims, notices of violation, notice or demand letters or requests for information which singly or in the aggregate could not reasonably be expected to have a Capstone Material Adverse Effect.

     (d) No property or facility presently or to the knowledge of Capstone formerly owned, operated or leased by Capstone or any of its present Subsidiaries, or to the knowledge of Capstone any of its former Subsidiaries, or any of their respective predecessors in interest, is listed or proposed for listing on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), or on any comparable list established under any Environmental Law, nor has Capstone or any of its Subsidiaries received any written notification of potential or actual liability or any request for information under CERCLA or any comparable foreign, state or local law.

     (e) There has been no disposal, spill, discharge or release of any Hazardous Materials (as hereinafter defined) generated, used, owned, stored or controlled by Capstone, or to the best knowledge of Capstone any of its Subsidiaries or any of their respective predecessors in interest, on, at or under any property presently or formerly owned, leased or operated by Capstone, or to the best knowledge of Capstone its Subsidiaries, or any predecessors in interest, and to the best knowledge of Capstone there are no Hazardous Materials located in, at, on or under, or in the vicinity of, any such facility or property, or at any other location, that (i) could reasonably be expected to subject Capstone to a material risk of liability, loss or damages, or result in the incurrence by Capstone of costs under Environmental Laws, (ii) could reasonably be expected to form the basis of any Environmental Notice against or with respect to Capstone or any of its Subsidiaries, or against any person or entity whose liability for any Environmental Notice may have been retained or assumed by or could be imputed or attributed by law or contract to Capstone or any of its Subsidiaries or (iii) could reasonably be expected to require investigation, removal or remedial or corrective action by Capstone or any of its Subsidiaries, that in any case singularly or in the aggregate, reasonably could be expected to have a Capstone Material Adverse Effect.

     (f) Without in any way limiting the generality of the foregoing, to the best knowledge of Capstone (i) there are and have been no underground or aboveground storage tanks or other storage receptacles, or related piping or other disposal areas containing Hazardous Materials, located on, at or under property owned, operated or leased by Capstone, any of its Subsidiaries or any of their respective predecessors in interest, (ii) there are and have been no polychlorinated biphenyls located on any properties owned, operated or leased by Capstone or any of its Subsidiaries, and (iii) there is no asbestos contained in or forming part of any building, building component, structure or office space owned, operated or leased by Capstone or any of its Subsidiaries.

     (g) To the best knowledge of Capstone no lien has been recorded under Environmental Laws with respect to any properties, assets or facilities owned, operated or leased by Capstone or any of its Subsidiaries.

     (h) In accordance with Section 5.05, Capstone has given Beverly and its authorized representatives access to all records and files in its possession or control relating to actual or potential compliance or liability issues of Capstone or its Subsidiaries and any of their respective predecessors in interest under Environmental Laws, including, without limitation, all reports, studies, analyses, tests or monitoring results pertaining to the existence of Hazardous Material or any other environmental concern relating to properties, assets or facilities currently or formerly owned, operated, managed, leased, used or controlled by Capstone or any of its Subsidiaries, or otherwise concerning compliance with or liability under Environmental Laws.

     For purposes of this Agreement:

          (i) "Environment" shall mean any surface water, groundwater or drinking water supply, land surface or subsurface strata or ambient air and includes, without limitation, any indoor location.

          (ii) "Environmental Laws" shall mean CERCLA, the Resource Conservation and Recovery Act of 1976, as amended, and any other federal, state, local or foreign statute, rule, regulation, order, judgment, directive, decree or common law, as now or previously in effect and regulating, relating to or imposing liability or standards of conduct concerning air emissions, water discharges, noise emissions, the release or threatened release or discharge of any Hazardous Material into the Environment, the generation, handling, treatment, storage, transport or disposal of any Hazardous Material or otherwise concerning pollution or the protection of the outdoor or indoor Environment, or employee health or safety. The term shall also include laws governing the transfer of real property that require notification, registration, reporting, filing, investigation or remediation prior to, concurrent with or following sale or transfer of control of any property, facility or establishment in connection with the actual or threatened presence or release of Hazardous Materials at such property, facility or establishment.

          (iii) "Environmental Notice" shall mean any written communication, notice or claim by any Governmental Authority or other third party alleging civil or criminal liability (including, without limitation, liability for investigatory costs, cleanup costs, governmental costs, compliance costs or harm, injuries or damages to any person, property, natural resources, or any fines or penalties) or alleging noncompliance arising out of, based upon, resulting from or relating to any Environmental Law.

          (iv) "Hazardous Material" shall mean any pollutant, contaminant or hazardous, toxic or dangerous waste, substance, constituent or material defined or regulated as such in, or for purposes of, any Environmental Law, including, without limitation, any medical waste, any biochemical waste, any asbestos, radon, any petroleum, oil (including crude oil or any fraction thereof), any radioactive substance, any polychlorinated biphenyls, any toxin, chemical, virus, infectious disease agent and any other substance that can give rise to liability under any Environmental Law.

     SECTION 3.28 DISCLOSURE. No representation or warranty by Capstone and no statement or information relating to Capstone or any of its Subsidiaries contained herein, or in any certificate furnished by or on behalf of Capstone to Beverly in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

     SECTION 3.29  INSTITUTIONAL PHARMACY BUSINESS.

     (a) Section 3.29 of the Capstone Disclosure Statement lists each Pharmacy utilized by Capstone in connection with its pharmacy business and indicates (i) the location of each such Pharmacy and (ii) whether such Pharmacy premises are owned or held pursuant to a leasehold interest, management agreement or otherwise. No other person or entity has any beneficial ownership or interest in or to any such Pharmacy nor does any other person or entity have any right or option to acquire any beneficial ownership or interest in or to any such Pharmacy.

     (b) Section 3.29 of the Capstone Disclosure Statement lists all of the customers to which Capstone and its Subsidiaries provided pharmacy services pursuant to oral or written contracts which generated revenues in excess of $5,000,000 for the year ended December 31, 1996 ("Capstone Pharmacy Contracts"). Except as set forth in such Section 3.29, Capstone has not been informed, and has no reason to believe, that any Capstone Pharmacy Contract will be terminated for or without cause.

     (c) None of Capstone nor any of its Subsidiaries has violated or is in violation of any law or order of any court or governmental authority that is applicable to any of them, their businesses or their properties, including but not limited to the Medicare and Medicaid fraud and abuse provisions of the Social Security Act, the Civil Monetary Penalties Law of the Social Security Act, the so-called "Stark" law, 42 USC Section 1395nn, or any other federal or state law, statute, rule or regulation prohibiting rebates, kickbacks, fee-splitting or other financial incentives or inducements, including but not limited to providing products or services below cost for the referral or continuation of business. None of Capstone or its Subsidiaries is, to the best knowledge of Capstone, under investigation by the Office of Inspector General of the Department of Health and Human Services or other federal or state investigatory or regulatory body or agency relating to their business activities, nor is Capstone aware of any state of facts which could reasonably be likely to subject any of them to a claim for civil penalties, criminal fines or other sanctions with respect to a violation or claimed violation of any such laws or regulations relating to the conduct of their business.

     (d) Capstone and its Subsidiaries are duly licensed to provide pharmacy services in all states in which they do business, and are participants in the Medicare program and the Medicaid programs of the states listed in Section 3.07 of the Capstone Disclosure Statement. Capstone and its Subsidiaries are in substantial compliance with all laws, rules and regulations affecting or in connection with Capstone and its Subsidiaries, the Pharmacies and their licenses with respect thereto and their participation in the Medicare and Medicaid programs.

     (e) Capstone has delivered or made available true and correct billing requests for reimbursement and underlying information to all governmental programs, including but not limited to the Medicare and Medicaid programs, in compliance with all rules, regulations, policies and procedures of such governmental programs and of the fiscal intermediaries of such programs. To the best knowledge of Capstone all such billings were for goods actually provided, and at appropriate charges or costs, and Capstone has appropriate documentation to support such billing requests. All accounts receivable of Capstone and its Subsidiaries reflected in the Capstone Balance Sheet represent valid claims against debtors for sales of products or services or other charges on or before the Capstone Balance Sheet Date, are not subject to discount except for normal cash discounts and have been appropriately reduced to their estimated net realizable value after establishing all necessary provisions or reserves with respect to such accounts.

     SECTION 3.30 FAIRNESS OPINION. Capstone has received the opinion of Adirondack Capital Advisors, L.L.C. to the effect that as of the date hereof the financial terms of the Merger are fair to Capstone's stockholders from a financial point of view.

     SECTION 3.31 SUFFICIENCY OF ASSETS. Capstone and its Subsidiaries own, lease, hold or otherwise have the right to use all of the assets, properties, Intellectual Property Rights and Capstone Licenses which are material to the conduct of the business as presently conducted by Capstone and its Subsidiaries.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF BEVERLY

     Except as set forth in the Beverly Disclosure Statement delivered by Beverly to Capstone at or prior to the execution of this Agreement (the "Beverly Disclosure Statement") (each section of which qualifies the correspondingly numbered representation and warranty and covenant), Beverly represents and warrants to Capstone as follows:

     SECTION 4.01 ORGANIZATION AND QUALIFICATION. Each of Beverly and its Pharmacy Subsidiaries (as defined in the Distribution Agreement) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Beverly SEC Reports (as hereinafter defined). Each of Beverly and its Pharmacy Subsidiaries is duly qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property requires such qualification, except for failures to be so qualified or in good standing which would not, singly or in the aggregate with all such other failures, have a Beverly Material Adverse Effect. "Beverly Material Adverse Effect" means (i) with respect to any event, occurrence, failure of event or occurrence, change, effect, state of affairs, breach, default, violation, fine, penalty or failure to comply (each, a "circumstance"), individually or taken together with all other circumstances contemplated by or in connection with any or all of the representations and warranties made in this Agreement, (a) a material adverse effect on the business, properties, assets, condition (financial or otherwise), results of operations or prospects of the Institutional Pharmacy Business, taken as a whole, or (b) an impairment on the ability of

NBHI to conduct as a going concern the Remaining Health Care Business (as defined in the Distribution Agreement) subsequent to the Distribution or (ii) circumstances resulting in the impairment of Beverly's or NBHI's ability to perform its obligations under this Agreement or the Distribution Agreement and to consummate the transactions contemplated hereby and thereby. Neither Beverly nor any of its Pharmacy Subsidiaries is in violation of any of the provisions of its respective certificate of incorporation (or other applicable charter document) or By-laws. True and complete copies of the certificate of incorporation and By-laws, as currently in effect, of Beverly and of each Pharmacy Subsidiary of Beverly have been previously delivered or made available to Capstone. No amendments to the certificate of incorporation (or other similar charter documents) and By-laws of Beverly or any Pharmacy Subsidiary have been authorized since December 31, 1996.

     SECTION 4.02 AUTHORITY RELATIVE TO THIS AGREEMENT. Beverly has full corporate power and authority to execute and deliver this Agreement and the Distribution Agreement and, upon obtaining the approval of a majority of the outstanding shares of Beverly Common Stock at the Beverly Special Meeting or adjournment thereof, as may be required by the Delaware Act, to consummate the Merger and the Distribution and complete the other transactions contemplated hereby. The execution and delivery of this Agreement and the Distribution Agreement and the consummation of the Merger, the Distribution and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Beverly, and except as stated in the preceding sentence, no other corporate proceedings on the part of Beverly are necessary to authorize this Agreement and the Distribution Agreement or to consummate the Merger, the Distribution and the other transactions contemplated hereby. This Agreement and the Distribution Agreement have been duly and validly executed and delivered by Beverly and, assuming, in the case of this Agreement and the Distribution Agreement, the due authorization, execution and delivery of each such agreement by Capstone, constitute valid and binding agreements of Beverly, enforceable against Beverly in accordance with their terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

     SECTION 4.03  CONSENTS, NO CONFLICTS.

     (a) Except for the filing of the Certificate of Merger, the filing and effectiveness of the Registration Statement and the NBHI Registration Document (as hereinafter defined), the filings required under and in connection with the applicable requirements of the HSR Act, and filings required pursuant to any state securities or "blue sky" laws, no filing or registration with, notification or disclosure to, or permit, authorization, consent or approval of,
(i) any court, (ii) any government agency or body or (iii) any third party, whether acting in an individual, fiduciary or other capacity, is required for the consummation by Beverly of the Merger, the Distribution or the other transactions contemplated hereby or by the Distribution Agreement except such as are set forth in Section 4.03(a) of the Beverly Disclosure Statement, which will have been obtained or made prior to the Effective Time and will then be in full force and effect or which would not, singly or in the aggregate with all other such consents which have not been obtained, have a Beverly Material Adverse Effect.

     (b) Except as set forth in Section 4.03(b) of the Beverly Disclosure Statement, the execution, delivery and performance of this Agreement, the Distribution Agreement, the consummation of the Distribution, the Merger and the other transactions contemplated hereby (or thereby) and compliance by Beverly with any of the provisions hereof (or thereof) do not and will not, (i) subject to obtaining the approval of a majority of the outstanding shares of Beverly Common Stock at the Beverly Special Meeting or any adjournment thereof as required by the Delaware Act, conflict with or result in any breach or violation of any provision of the certificate of incorporation (or other comparable charter documents) or By-laws of Beverly or any of its Pharmacy Subsidiaries,
(ii) result in (1) a breach or violation of, a default under or an event triggering any payment or other obligation pursuant to any of Beverly's existing pension plans, welfare plans, multiemployer plans, employee benefit plans, benefit arrangements or similar plans, arrangements or policies, including bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, phantom stock performance shares, health or group insurance, severance pay, retirement or other benefit plans, and all similar arrangements or policies of Beverly and its Subsidiaries (the "Beverly Compensation and Benefit Plans") or any grant or award made under any of the foregoing in any case for which Beverly or any of the Pharmacy Subsidiaries would be responsible after the Distribution,
(2) a breach, violation or event triggering a right of termination of, a default under, the acceleration of any obligation, or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time or both) pursuant to any provision of any agreement, lease of real or personal property, marketing agreement, contract, note, mortgage, indenture, arrangement or other obligation of Beverly or any of its Pharmacy Subsidiaries which relate to the Institutional Pharmacy Business ("Beverly Contracts") or any law, rule, ordinance or regulation or judgment, decree, order or award to which Beverly or any of its Pharmacy Subsidiaries is subject or any governmental or non-governmental authorization, consent, approval, registration, franchise, license or permit under which Beverly or any of its Pharmacy Subsidiaries conducts the Institutional Pharmacy Business, or
(3) any other change in the rights or obligations of any party under any of the Beverly Contracts.

     SECTION 4.04 BOARD ACTION. The Board of Directors of Beverly has, by a unanimous vote at a meeting of such Board duly held on April 15, 1997, approved and adopted this Agreement, the Distribution Agreement, the Merger and the other transactions contemplated hereby or by the Distribution Agreement, including but not limited to termination of the Beverly Rights Plan to be effective upon the Closing of the Merger, determined that the consideration to be received by the holders of shares of Beverly Common Stock pursuant to the Merger is fair to the holders of such shares and recommended that the holders of such shares approve and adopt this Agreement, the Distribution Agreement, the Merger and the other transactions contemplated hereby.

     SECTION 4.05 STATE ANTI-TAKEOVER STATUTES; RIGHTS AGREEMENT. Beverly has granted all approvals and taken all other steps necessary to exempt the Merger and the other transactions contemplated hereby from the requirements and provisions of Section 203 of the Delaware Act and the Rights Agreement (as hereinafter defined), and any other state anti-takeover statute or regulation such that none of the provisions of such "business combination," "moratorium," "control share," or other state anti-takeover statute or regulation or the Rights Agreement (x) prohibits or restricts Beverly's ability to perform its obligations under this Agreement or its ability to consummate the Merger and the other transactions contemplated hereby, (y) would have the effect of invalidating or voiding this Agreement or any provision hereof, or (z) would subject Capstone to any material impediment or condition in connection with the exercise of any of their respective rights under this Agreement.

     SECTION 4.06 NO EXISTING VIOLATION, DEFAULT, ETC. None of Beverly or any of its Subsidiaries is in violation (except for any violations which would not, singly or in the aggregate with all such other violations, (i) have a Beverly Material Adverse Effect or (ii) result in Remaining Health Care Liabilities for which as between NBHI on the one hand and Beverly and Capstone on the other hand, NBHI shall be solely liable) of (A) any applicable law, ordinance, administrative or governmental rule or regulation or (B) any order, decree or judgment of any court or governmental agency or body having jurisdiction over Beverly or any of its Subsidiaries. No event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default, exists under any Beverly Contract or any lease, permit, license or other agreement or instrument to which Beverly or any of its Subsidiaries is a party or by which any of them is bound or to which any of the properties, assets or operations of Beverly or any of its Subsidiaries is subject (except for any events of default or other defaults which would not, singly or in the aggregate with all such other defaults, (i) have a Beverly Material Adverse Effect or (ii) result in Remaining Health Care Liabilities for which as between NBHI on the one hand and Beverly and Capstone on the other hand, NBHI shall be solely liable).

     SECTION 4.07 AFFILIATES. Beverly has delivered to Capstone a letter identifying all persons who, as of the date hereof, may be deemed to be "affiliates" of Beverly for purposes of Rule 145 under the Securities Act ("Affiliates") and the written agreement of each such person, substantially in the form of Exhibit F hereto.

     SECTION 4.08 LICENSES AND PERMITS. Each of Beverly and its Pharmacy Subsidiaries has such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate governmental agencies and bodies ("Beverly Licenses") as are necessary to own, lease or operate its properties or conduct the Institutional Pharmacy Business in the manner described in the Beverly SEC Reports and as presently conducted, and all such Beverly Licenses are valid and in full force and effect, other than any failure to have any such Beverly License or any failure of any such Beverly License to be valid and in full force and effect as would not, singly or in the aggregate with all such other failures, have a Beverly Material Adverse Effect. Each of Beverly and its Pharmacy Subsidiaries is, and within the period of all applicable statutes of limitation has been, in compliance with its obligations under such Beverly Licenses and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of such Beverly Licenses, other than any such failure to be in compliance with such obligations or any such revocation or termination as would not, singly or in the aggregate with all such other failures, revocations or terminations, have a Beverly Material Adverse Effect. Beverly has no knowledge of any facts or circumstances that could reasonably be expected to result in an inability of Beverly or any of its Pharmacy Subsidiaries to renew any Beverly License. Except as set forth in Section 4.08 of the Beverly Disclosure Statement, neither the execution and delivery by Beverly of this Agreement or the Distribution Agreement nor the consummation of the Distribution, the Merger or any of the other transactions contemplated herein will result in any revocation or termination of any Beverly License or any requirement that the Surviving Corporation be licensed in respect of any of the Beverly Licenses. Set forth in such Section 4.08 is a true and complete list of all Beverly Licenses which are necessary for the conduct of the Institutional Pharmacy Business as presently conducted by Beverly and its Subsidiaries. The listed Beverly Licenses are held by Beverly or the Pharmacy Subsidiaries.

     SECTION 4.09 REGISTRATION STATEMENT; PROSPECTUS/JOINT PROXY STATEMENT; NBHI REGISTRATION DOCUMENT.

     (a) None of the information supplied by Beverly for inclusion or incorporation by reference in the Registration Statement or the Prospectus/Joint Proxy Statement to be sent to the stockholders of Capstone and Beverly in connection with the Capstone Special Meeting and the Beverly Special Meeting, including all amendments and supplements thereto, shall, in the case of the Registration Statement, at (i) the time the Registration Statement becomes effective, the Closing, (iii) the Effective Time, (iv) in the case of the Prospectus/Joint Proxy Statement, on the date the Prospectus/Joint Proxy Statement is first mailed to Capstone and Beverly stockholders, (v) at the time of the Capstone Special Meeting and the Beverly Special Meeting, (vi) at the Closing, and (vii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event with respect to Beverly or any of its Subsidiaries shall occur which is required to be described in the Registration Statement or the Prospectus/Joint Proxy Statement, such event shall be so described, and after consultation with Capstone, an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Beverly and Capstone. The Registration Statement and Prospectus/Joint Proxy Statement will (with respect to Beverly and its Subsidiaries) comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, as the case may be.

     (b) The Form S-1, Form 10 or other appropriate filings to be made to register the NBHI Common Stock under the Securities Act and the Exchange Act, as appropriate, as such filing or filings may be amended or supplemented (collectively, the "NBHI Registration Document"), will not, at the date the NBHI Registration Document (or any amendment or supplement thereto), at the time that the NBHI Registration Document becomes effective, at the time of the Beverly Special Meeting, at Closing and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. The NBHI Registration Document will comply as to form in all material respects with the applicable provisions of the Securities Act or the Exchange Act, as the case may be.

     SECTION 4.10 FINDERS OR BROKERS. Except as set forth in Section 4.10 of the Beverly Disclosure Statement, neither Beverly nor any Subsidiary of Beverly has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned in whole or part upon consummation of the Merger or the Distribution.

     SECTION 4.11  SEC FILINGS.

     (a) Beverly has filed with the SEC all required forms, reports and documents required to be filed by it with the SEC since December 31, 1991 (collectively, the "Beverly SEC Reports"), all of which, when filed, complied in all material respects as to form with the applicable provisions of the Securities Act and the Exchange Act, as the case may be. As of their respective dates the Beverly SEC Reports (including documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Beverly will deliver to Capstone as soon as they become available true and complete copies of any report or statement mailed by Beverly to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports and statements (excluding any information therein provided by Capstone, as to which Beverly makes no representation) will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and will further comply in all material respects with all applicable requirements of law. The audited consolidated financial statements and unaudited consolidated interim financial statements of Beverly and its Subsidiaries to be included or incorporated by reference in such reports and statements will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved, and in accordance with all applicable accounting requirements under the Securities Act and the Exchange Act, and will fairly present the consolidated financial position of Beverly and its Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flow for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements).

     SECTION 4.12 FINANCIAL STATEMENTS. The audited consolidated financial statements and unaudited consolidated interim financial statements of Beverly and its Subsidiaries included or incorporated by reference in the Beverly SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, and in accordance with all applicable accounting requirements under the Securities Act and the Exchange Act, and fairly present the consolidated financial position of Beverly and its Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements) and such audited financial statements have been certified as such (without exception) by Beverly's independent accountants. The unaudited Institutional Pharmacy Business Financial Statements as set forth in
Section 4.12 of the Beverly Disclosure Statement have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, and fairly presented the consolidated financial position of the Pharmacy Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flows for the periods then ended (subject, except as noted in the following sentence, to normal year-end adjustments and subject to the extent they may not include footnotes or may be condensed or summary statements). Without limiting the generality of the foregoing, such unaudited Institutional Pharmacy Business Financial Statements reflect all material adjustments to working capital components reflected therein.

     SECTION 4.13 ABSENCE OF UNDISCLOSED LIABILITIES. Neither Beverly nor its Subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, unmatured, contingent or otherwise, or any unsatisfied judgments or any leases of personalty or realty or unusual or extraordinary commitments, except for (i) the liabilities recorded on the Institutional Pharmacy Business Financial Statements or as set forth in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business and consistent with past practice since December 31, 1996 that would not, singly or in the aggregate, be reasonably expected to have a Beverly Material Adverse Effect and (iii) Remaining Health Care Liabilities for which, as between NBHI on the one hand and Beverly and Capstone on the other hand, NBHI and its Subsidiaries shall be solely liable.

     SECTION 4.14  ABSENCE OF CHANGES OR EVENTS.

     (a) Since December 31, 1996, except as set forth in Section 4.14(a) of the Beverly Disclosure Statement, (i) Beverly and its Subsidiaries have conducted the Institutional Pharmacy Business in the ordinary course and have not incurred any material liability or obligation (indirect, direct or contingent) or entered into any material oral or written agreement or other transaction that is not in the ordinary course of business (other than the Distribution Agreement and this Agreement) or that could reasonably be expected to result in any Beverly Material Adverse Effect; (ii) neither Beverly nor its Pharmacy Subsidiaries have sustained any material loss or interference with their business or properties from fire, flood, windstorm, accident, strike or other calamity (whether or not covered by insurance); (iii) there has been no material change in the indebtedness of Beverly and its Pharmacy Subsidiaries, no change in the authorized capital stock of Beverly and no dividend or distribution of any kind declared, paid or made by Beverly on any class of its capital stock other than the Distribution; (iv) there has been no event or condition which has caused a Beverly Material Adverse Effect, nor any development, occurrence or state of facts or circumstances that could, singly or in the aggregate, reasonably be expected to result in a Beverly Material Adverse Effect; (v) there has been no amendment, modification or supplement to any material term of any Beverly Contract required to be identified in Section 4.21(a) of the Beverly Disclosure Statement to which Beverly or a Pharmacy Subsidiary is a party, or to any equity security; and (vi) there has been no material change by Beverly in its accounting principles, practices or methods.

     (b) Since December 31, 1996, other than in the ordinary course of business consistent with past practice, there has not been any increase in the compensation or other benefits payable, or which could become payable, by Beverly, to its officers or key employees, or except for the transactions contemplated by this Agreement and the Distribution Agreement, any amendment of any of the Beverly Compensation and Benefit Plans. Copies of any such amendments have been or will be provided to Capstone promptly upon adoption.

     SECTION 4.15  CAPITALIZATION.

     (a) The authorized capital stock of Beverly consists of 300,000,000 shares of Beverly Common Stock and 25,000,000 shares of Preferred Stock, $1.00 par value (the "Beverly Preferred Stock"). As of March 31, 1997, there were (i) 99,171,864 shares of Beverly Common Stock outstanding, (ii) no shares of Beverly Preferred Stock outstanding, (iii) 5,423,408 shares of Beverly Common Stock held in treasury and (iv) 97,171,864 shares of Beverly Common Stock were reserved for issuance in connection with the rights (the "Rights") pursuant to the Rights Agreement dated as of September 19, 1994, as amended April 6, 1995 (as so amended, the "Rights Agreement") between Beverly and The Bank of New York, as Rights Agent. Except for shares which were reserved for issuance and which may have been issued pursuant to the following sentence there have been no issuances of capital stock of Beverly since December 31, 1996. As of March 31, 1997, in addition to the Rights, 8,264,261 shares of Beverly Common Stock were reserved for issuance as restricted stock, performance shares or upon the exercise of outstanding options (collectively, the "Beverly Options") which may be granted under the incentive and stock option plans of Beverly covering an aggregate of 4,740,029 shares of Beverly Common Stock (collectively, the "Beverly Option Plans"), 4,881,842 shares were reserved for issuance upon conversion of Beverly's 7 5/8% Convertible Subordinated Debentures due March 15, 2003, 11,252,978 shares were reserved for issuance upon conversion of Beverly's 5 1/2% Convertible Subordinated Debentures due August 1, 2018 (collectively, the "Convertible Debentures"). No other shares of Beverly Common Stock are reserved for any purpose. Except for the foregoing, there are not any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating Beverly to issue, transfer or sell any shares of capital stock of Beverly or any of its Subsidiaries or any other securities convertible into or evidencing the right to subscribe for any such shares. There are no outstanding stock appreciation rights with respect to the capital stock of Beverly or any of its Subsidiaries. All issued and outstanding shares of Beverly Common Stock are duly authorized and validly issued, fully paid and non-assessable and have not been issued in violation of (nor are any of the authorized shares of capital stock of, or other equity interests in, Beverly subject to) any preemptive or similar rights created by statute, the Amended and Restated Certificate of Incorporation or By-laws of Beverly or any agreement to which Beverly is a party or by which it may be bound.

     (b) Except as set forth in Section 4.15(b) of the Beverly Disclosure Statement, there are no (i) obligations, contingent or otherwise, of Beverly to repurchase, redeem or otherwise acquire any shares of Beverly Common Stock or to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise, except for transactions constituting part of the Restructuring and described in Exhibit A to the Distribution Agreement), or provide any guarantee with respect to the obligations of, any other person, or
(ii) agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Beverly. There are no voting trusts, proxies or other agreements or understandings to which Beverly is a party or by which Beverly is bound with respect to the voting of any shares of capital stock of Beverly.

     (c) Beverly has delivered or made available to Capstone complete and correct copies of each of the Beverly Option Plans, including all amendments thereto. Section 4.15(c) of the Beverly Disclosure Statement sets forth a complete and correct list of all outstanding options setting forth (i) the exercise price of each outstanding Beverly Option, (ii) the number of Beverly Options, (iii) the date of grant of each such Beverly Option. Section 4.15(c) of the Beverly Disclosure Statement sets forth a complete and correct list of all restricted stock awards including the recipients and the number of shares of Beverly Common Stock received or to be received by each.

     SECTION 4.16 CAPITAL STOCK OF SUBSIDIARIES. The only direct or indirect Subsidiaries of Beverly are those listed in Section 4.16 of the Beverly Disclosure Statement, which Section 4.16 separately sets forth the Pharmacy Subsidiaries. As of the Effective Time, the Pharmacy Subsidiaries shall constitute the only direct or indirect Subsidiaries of Beverly. Beverly is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock of each of its Pharmacy Subsidiaries, there are no proxies with respect to such shares, and there are not any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating Beverly or any of such Subsidiaries to issue, transfer or sell any shares of capital stock of such Subsidiary or any other securities convertible into or evidencing the right to subscribe for any such shares. All of such shares beneficially owned by Beverly are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and, except as set forth in Section 4.16 of the Beverly Disclosure Statement, are owned by Beverly free and clear of any claim, lien or encumbrance of any kind with respect thereto. Except as set forth in Section 4.16 of the Beverly Disclosure Statement, Beverly does not directly or indirectly own any interest in any corporation, partnership, joint venture or other business association or entity.

     SECTION 4.17 LITIGATION. Except (i) as set forth in Section 4.17 of the Beverly Disclosure Statement or (ii) for Remaining Health Care Liabilities for which, as between NBHI on the one hand and Beverly and Capstone on the other hand, NBHI shall be solely liable: (A) there are no pending actions, suits, proceedings or, to the best knowledge of Beverly after due inquiry, pending or threatened investigations by, against or affecting Beverly, any of its Subsidiaries or any of their properties, assets or operations, or with respect to which Beverly or any of its Subsidiaries is responsible by way of indemnity or otherwise, whether or not disclosed in the Beverly SEC Reports, which would, singly or in the aggregate with all such other actions, suits, investigations or proceedings, reasonably be expected to have a Beverly Material Adverse Effect; and (B) to the best knowledge of Beverly after due inquiry, no actions, suits, proceedings or investigations which would reasonably be expected to have a Beverly Material Adverse Effect are threatened or contemplated and there is no reasonable basis, to the best knowledge of Beverly after due inquiry, for any such action, suit, proceeding or investigation, whether or not threatened or contemplated.

     SECTION 4.18 INSURANCE. Beverly has insurance policies, fidelity bonds and/or self-insurance arrangements covering it and its Subsidiaries' assets, business, equipment, properties, operations, employees, officers and directors of the type and in amounts customarily carried by persons conducting business similar to that of Beverly and such Subsidiaries. All applicable premiums due and payable under all such policies and bonds have been paid, and Beverly is otherwise in full compliance with the terms and conditions of all such policies and bonds, except where the failure to have made payment or to be in full compliance would not, singly or in the aggregate with all such other failures, have a Beverly Material Adverse Effect. The reserves established by Beverly in respect of all matters as to which Beverly self-insures or carries retentions and/or deductibles, including workers' medical coverage and workers' compensation, are adequate and appropriate in light of Beverly's experience since December 31, 1991 with respect thereto and Beverly is not aware, after due inquiry, of any facts or circumstances existing as of the date hereof that could reasonably be expected to cause such reserves to be inadequate or inappropriate. Section 4.18 of the Beverly Disclosure Statement sets forth a true and complete list of all insurance policies and arrangements, including retention and/or deductible programs and fidelity bonds of Beverly.

     SECTION 4.19 TITLE TO AND CONDITION OF PROPERTIES. Beverly and its Pharmacy Subsidiaries have good title to all of the real property and personal property which is reflected on the Institutional Pharmacy Business Financial Statements at December 31, 1996, except for property since sold or otherwise disposed of in the ordinary course of business and consistent with past practice. Set forth in Section 4.19 of the Beverly Disclosure Statement is a true and complete list of all real properties owned by Beverly and its Pharmacy Subsidiaries and used in connection with the Institutional Pharmacy Business, all of which real properties are reflected in the Institutional Pharmacy Business Financial Statements. No such real or personal property is subject to claims, liens or other encumbrances of any kind or character, including, without limitation, mortgages, pledges, liens, conditional sale agreements, charges, security interests, easements, restrictive covenants, rights of way or options, except for (i) liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and in respect of which Beverly or its appropriate Pharmacy Subsidiary has set aside on its books adequate reserves in accordance with generally accepted accounting principles; (ii) mechanics', carriers', workers', repairers', materialmen's and other similar statutory liens incurred in the ordinary course of business for obligations not yet delinquent or the validity of which are being contested in good faith by appropriate proceedings and in respect of which Beverly or its appropriate Pharmacy Subsidiary has set aside on its books adequate reserves in accordance with generally accepted accounting principles; (iii) in the case of real property, easements, rights of way, restrictions, minor defects or irregularities in title that do not individually or in the aggregate have a material adverse effect on the value or use of the real property encumbered thereby as currently used in the operation of the Institutional Pharmacy Business of Beverly or its Pharmacy Subsidiaries; or (iv) those which would not materially interfere with the conduct of the Institutional Pharmacy Business of Beverly and its Pharmacy Subsidiaries or impair Beverly's ability to perform its obligations under this Agreement and to consummate the transactions contemplated hereby (the encumbrances described in clauses (i) through (iv) of this sentence, collectively, the "Beverly Permitted Encumbrances"). There are no eminent domain proceedings pending or, to the knowledge of Beverly, threatened against any property or any material portion thereof owned by Beverly or any Subsidiary and used in the Institutional Pharmacy Business of Beverly and its Pharmacy Subsidiaries, which proceedings (if resulting in a taking) could reasonably be expected to have a material adverse effect on the value or use of such property as currently used in the operation of the Institutional Pharmacy Business of Beverly and its Subsidiaries. Such real properties and the improvements located thereon (including the roof and structural portions of each building) are in good operating order and condition, subject to ordinary wear and tear. There are no structural, mechanical or other defects of a material nature in any improvements located on such real properties. All building systems in respect of such real properties are in all material respects in good condition and working order, subject to ordinary wear and tear. Such real properties are served by all utilities required or necessary for the present use thereof. Beverly has made available to Capstone true and correct copies of all title insurance commitments, title insurance policies and surveys in the possession of Beverly or its Subsidiaries relating to such real properties set forth in Section 4.19 of the Beverly Disclosure Statement.

     SECTION 4.20 LEASES. There have been delivered or made available to Capstone true and complete copies of each lease pursuant to which real or personal property is held under lease by Beverly or any Subsidiary (other than those properties not utilized primarily in the Institutional Pharmacy Business) limited in the case of personal property, to leases pursuant to which annual rentals are reasonably expected to be at least $100,000 per year, and true and complete copies of each lease pursuant to which Beverly or any of its Pharmacy Subsidiaries leases real or personal property to others for use in a pharmacy-related business limited in the case of personal property, to leases pursuant to which annual rentals are reasonably expected to be at least $100,000 per year. Section 4.20(a) of the Beverly Disclosure Statement sets forth a true and complete list of all such leases, and such leases are the only leases that are material to the current operations of the Institutional Pharmacy Business. All of the leases so listed are valid and subsisting and in full force and effect with respect to Beverly and the Pharmacy Subsidiaries, as the case may be, and, to Beverly's knowledge, with respect to any other party thereto. Beverly or its Pharmacy Subsidiaries, as the case may be, have valid leasehold interests in all properties leased thereunder free and clear of all liens other than Beverly Permitted Encumbrances. The leased real properties are in good operating order and condition, subject to ordinary wear and tear. Section 4.20(b) of the Beverly Disclosure Statement lists all other leases of the types described above not utilized solely with respect to the Remaining Health Care Business.

     SECTION 4.21 CONTRACTS AND COMMITMENTS. With respect to the Institutional Pharmacy Business, neither Beverly nor the Pharmacy Subsidiaries are parties to any existing contract, obligation or commitment of any type in any of the following categories:

          (a) contracts for the purchase by Beverly or any of its Pharmacy Subsidiaries of medicine, materials, supplies or equipment which are not cancelable upon 90 days' or less notice and which either (i) have not been entered into in the ordinary course of business and consistent with past practice or (ii) provide for purchase prices substantially greater than those presently prevailing for such materials, supplies or equipment, or
     (iii) contracts obligating Beverly or any of its Pharmacy Subsidiaries to make capital expenditures in excess of $200,000;

          (b) contracts under which Beverly or any Pharmacy Subsidiary has, except by way of endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past practice, become absolutely or contingently or otherwise liable for (i) the performance of any other person, firm or corporation under a contract, or (ii) the whole or any part of the indebtedness or liabilities of any other person, firm or corporation, except in either case for any such contracts for which Beverly and its Pharmacy Subsidiaries would not be responsible after the Distribution;

          (c) powers of attorney outstanding from Beverly or any Pharmacy Subsidiary other than as issued in the ordinary course of business and consistent with past practice with respect to customs, insurance, patent, trademark or tax matters, or to agents for service of process;

          (d) contracts under which any amount payable by Beverly or any Pharmacy Subsidiary is dependent upon, or calculated in accordance with, the revenues or profits of Beverly or any of its Subsidiaries;

          (e) contracts with any director, officer, affiliate or employee of Beverly or any Pharmacy Subsidiary other than in such person's capacity as a director, officer or employee of Beverly or any Pharmacy Subsidiary ;

          (f) contracts which limit or restrict where Beverly or any of its Pharmacy Subsidiaries may conduct its or their business or the type or line of business in which Beverly or any of its Pharmacy Subsidiaries may engage;

          (g) other than as contemplated by the Distribution Agreement, any contracts, obligations or commitments which will exist following the Distribution between Beverly or the Pharmacy Subsidiaries on the one hand, and the Remaining Health Care Business on the other;

          (h) contracts with any party for the loan of money or availability of credit to or from Beverly or any of its Pharmacy Subsidiaries (except credit extended by Beverly or any of its Pharmacy Subsidiaries to its or their customers in the ordinary course of business and consistent with past practice); or

          (i) any hedging, option, derivative or other similar transaction.

True and complete copies of all contracts, obligations and commitments listed in
Section 4.21 of the Beverly Disclosure Statement have been delivered or made available to Capstone. All such contracts are in full force and effect or, to the extent so contemplated by the Distribution Agreement, will be in full force and effect as of the Effective Time. None of Beverly or its Pharmacy Subsidiaries or, to the best of Beverly's knowledge, any other party is in breach of or default under any such contracts (and no facts or circumstances exist which, to the knowledge of Beverly, could reasonably support the assertion of any such breach or default) except for breaches and defaults by parties other than Beverly and its Pharmacy Subsidiaries which would not, singly or in the aggregate with all other such breaches, have a Beverly Material Adverse Effect.

     SECTION 4.22 LABOR MATTERS. With respect to the Institutional Pharmacy Business, (i) none of Beverly or any of its Pharmacy Subsidiaries is a party to any union contract or other collective bargaining agreement, (ii) each of Beverly and its Pharmacy Subsidiaries is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, safety, wages and hours, (iii) neither Beverly nor any of its Pharmacy Subsidiaries is engaged in any unfair labor practice, (iv) there is no labor strike, slowdown or stoppage pending (or, to the best knowledge of Beverly, any labor strike or stoppage threatened) against or affecting Beverly or any of its Pharmacy Subsidiaries and (v) to the best knowledge of Beverly, no union organizing activities with respect to any of its or its Pharmacy Subsidiaries' employees are occurring or threatened.

     SECTION 4.23  NO CHANGE OF CONTROL PUTS. Except as set forth in Section
4.23 of the Beverly Disclosure Statement, neither the execution and delivery by Beverly of this Agreement or the Distribution Agreement nor the consummation of the Distribution, the Merger or any of the other transactions contemplated hereby and thereby gives rise to any obligation of Beverly or any of its Subsidiaries to, or any right of any holder of any security of Beverly or any of its Subsidiaries to, require Beverly to purchase, offer to purchase, redeem or otherwise prepay or repay any such security, or deposit any funds to effect the same.

     SECTION 4.24  EMPLOYMENT AND LABOR CONTRACTS. Except as set forth in
Section 4.24 of the Beverly Disclosure Statement, and other than the agreements executed by employees generally, the forms of which have been provided to Capstone, neither Beverly nor any of its Pharmacy Subsidiaries is a party to any employment, management services, consultation or other contract or agreement (except for any such contracts or agreements for which Beverly would not be responsible after the Distribution) with any past or present officer, director or employee or, to the best knowledge of Beverly, any entity affiliated with any past or present officer, director or employee, in each case true and complete copies of which contracts have been delivered or made available to Capstone.

     SECTION 4.25 INTELLECTUAL PROPERTY RIGHTS. Beverly or its Pharmacy Subsidiaries own or have the right to use all Intellectual Property Rights necessary to the conduct of the Institutional Pharmacy Business. Section 4.25 of the Beverly Disclosure Statement contains a list of all patents, trade names, registered and unregistered copyrights, trademarks and service marks, mask works and applications for the foregoing owned by Beverly or its Pharmacy Subsidiaries and used in the Institutional Pharmacy Business. Beverly and/or its Pharmacy Subsidiaries have clear and unencumbered title to the Intellectual Property Rights set forth in such Section 4.25 and such title has not been challenged (pending or threatened) by others except for the encumbrances listed therein. Such Section 4.25 also contains a list of unpatented inventions used or planned for use by Beverly or its Pharmacy Subsidiaries in the Institutional Pharmacy Business. Except as set forth in such Section 4.25: (i) no rights or licenses to use such Intellectual Property Rights have been granted or acquired by Beverly or its Pharmacy Subsidiaries; (ii) there have been no claims or assertions made by others that Beverly has infringed any such Intellectual Property Rights of others by the sale of products or any other activity in the preceding six year period and to the knowledge of Beverly, there has been no such infringement by Beverly or any of its Pharmacy Subsidiaries during such period; (iv) Beverly has no knowledge of any infringement of such Intellectual Property Rights of Beverly or any of its Pharmacy Subsidiaries by others; and (v) all such patents, registered trademarks, service marks, and copyrights owned by Beverly or its Pharmacy Subsidiaries relating to the Institutional Pharmacy Business are in good standing, and are recorded on the public record in the name of Beverly or its Pharmacy Subsidiaries. True and complete copies of all material listed in
Section 4.25 of the Beverly Disclosure Statement have been delivered or made available to Capstone.

     SECTION 4.26 TAXES. (i) Beverly and its Subsidiaries have prepared and timely filed or will timely file with the appropriate governmental agencies all franchise, income and all other Tax Returns required to be filed by them on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Beverly and/or its Subsidiaries (copies of which for the past three fiscal years have been delivered or made available to Capstone); (ii) all Taxes of Beverly and its Subsidiaries have been paid in full to the proper authorities or fully accrued or provided for with respect to fiscal periods for which there are publicly available financial statements and otherwise on the books of Beverly, other than such Taxes as are being contested in good faith by appropriate proceedings and are adequately reserved for in accordance with generally accepted accounting principles; (iii) all deficiencies asserted in writing as a result of Tax examinations of federal, state and foreign income, sales and franchise and all other Tax Returns filed by Beverly and its Subsidiaries have either been paid or adequately reserved for in accordance with generally accepted accounting principles; (iv) no unpaid deficiency has been asserted or assessed against Beverly or any of its Subsidiaries, and no examination of Beverly or any of its Subsidiaries is pending or, to the best knowledge of Beverly, threatened for any material amount of Tax by any taxing authority (with respect to any such action, Section 4.26 of the Beverly Disclosure Statement sets forth the periods at issue and the category of Tax, and the examining authority's and any corresponding revenue agents' reports relating to the issue have been delivered or made available to Capstone); (v) no extension of the period for assessment or collection of any Tax of Beverly or any of its Subsidiaries is currently in effect and no extension of time within which to file any Tax Return of Beverly or any of its Subsidiaries has been requested, which Tax Return has not since been filed; (vi) no Tax liens have been filed with respect to any Taxes of Beverly or any of its Subsidiaries except for property taxes which have accrued but with respect to which penalty for non-payment has not occurred; (vii) neither Beverly nor any of its Subsidiaries has agreed to make any adjustment by reason of a change in their accounting methods that would affect the taxable income or deductions of Beverly or any of its Subsidiaries for any period ending after the Effective Time; (viii) Beverly and its Subsidiaries have made timely payments of the Taxes required to be deducted and withheld from the wages paid to their employees;
(ix) there are no Tax sharing agreements or arrangements under which Beverly or any Subsidiary will have any obligation or liability on or after the Effective Time; (x) Beverly and its Subsidiaries have no foreign losses as defined in
Section 904(f)(2) of the Code; (xi) to the best knowledge of Beverly, there are no transfer pricing agreements made by or on behalf of Beverly or any of its Subsidiaries with any taxation authority; (xii) no assets of Beverly or any of its Subsidiaries is held in an arrangement for which partnership Tax Returns are being filed and neither Beverly nor any of its Subsidiaries is a partner in any partnership; (xiii) neither Beverly nor any of its Subsidiaries owns any interest in any "controlled foreign corporation" (within the meaning of Section 957 of the Code), "passive foreign investment company" (within the meaning of
Section 1296 of the Code) or other entity the income of which is required to be included in the income of Beverly or such Subsidiary; and (xiv) neither Beverly nor any of its Subsidiaries has made an election under Section 341(f) of the Code.

     SECTION 4.27  EMPLOYEE BENEFIT PLANS; ERISA.

     Except as set forth in Section 4.27 of the Beverly Disclosure Statement:

     (a) Except as set forth in Section 4.27(a) of the Beverly Disclosure Statement, there are no "employee pension benefit plans" as defined in Section 3(2) of ERISA, covering employees (or former employees), maintained or contributed to by Beverly or any of its Subsidiaries or any of their ERISA Affiliates (as hereinafter defined), or to which Beverly or any of its Subsidiaries or any of their ERISA Affiliates contributes or is obligated to make payments thereunder or otherwise may have any liability ("Beverly Pension Benefit Plans"). For purposes of this Agreement, "ERISA Affiliate" shall mean any person (as defined in Section 3(9) of ERISA) that is a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code which includes the referent person or its Subsidiaries.

     (b) Beverly has delivered or made available to Capstone true and complete copies of, and Section 4.27(b) of the Beverly Disclosure Statement lists, all Beverly Pension Benefit Plans, "welfare benefit plans" (as defined in Section 3(1) of ERISA) covering employees (or former employees), maintained or contributed to by Beverly or any of its Subsidiaries ("Beverly Welfare Plans"), all multiemployer plans (as defined in Section 3(37) of ERISA) covering employees (or former employees) to which Beverly or any of its Subsidiaries or any of their ERISA Affiliates is required to make contributions or otherwise may have any liability, and, to the extent covering employees, directors, or independent contractors (or former employees, directors, or independent contractors), all stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, bonus, incentive, deferred compensation, severance, change of control, executive compensation, "top hat," other equity-based compensation, and vacation plans, agreements, or arrangements maintained or contributed to by Beverly or a Subsidiary of Beverly.

     (c) Beverly and each of its Subsidiaries, and each of the Beverly Pension Benefit Plans, Beverly Welfare Plans, and all other plans or arrangement referenced in Section 4.27(b) (collectively, the "Beverly Employee Benefit Plans") are in compliance with the applicable provisions of ERISA and other applicable laws except where the failure to comply would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect.

     (d) All contributions to and payments from the Beverly Employee Benefit Plans which are required to have been made in accordance with the Beverly Pension Benefit Plans and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made.

     (e) The Beverly Pension Benefit Plans intended to qualify under Section 401 of the Code are and have always been so qualified, have been determined by the IRS to be so qualified, and nothing has occurred with respect to such Beverly Pension Benefit Plans which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. Such plans have been amended and submitted to the IRS on a timely basis to comply with changes to the Code made by the Tax Reform Act of 1986 and other applicable legislative, regulatory or administrative requirements.

     (f) There are (i) no investigations or audits pending, to the best knowledge of Beverly, by any governmental entity involving the Beverly Pension Benefit Plans or Beverly Welfare Plans, (ii) no termination proceedings involving the Beverly Pension Benefit Plans and (iii) no pending or, to the best knowledge of Beverly, threatened claims (other than routine claims for benefits), suits or proceedings relating to any Beverly Employee Benefit Plan, against the assets of any of the trusts under any Beverly Employee Benefit Plan or against any fiduciary of any Beverly Employee Benefit Plan with respect to the operation of such plan or asserting any rights or claims to benefits under any such plan or against the assets of any trust under such plan, except for those which would not, singly or in the aggregate, give rise to any liability which would reasonably be expected to have a Beverly Material Adverse Effect, nor, to the best knowledge of Beverly, are there any facts which could give rise to any liability except for those which would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect in the event of any such investigation, claim, suit or proceeding.

     (g) None of Beverly, any of its Subsidiaries or any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other "party in interest" or "disqualified person" with respect to the Beverly Pension Benefit Plans or Beverly Welfare Plans, has engaged in a "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) which could result in a tax or penalty on Beverly or any of its Subsidiaries under Section 4975 of the Code or Section 502(i) of ERISA, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect.

     (h) Neither the Beverly Pension Benefit Plans subject to Title IV of ERISA nor any trust created thereunder has been terminated nor have there been any "reportable events" (as defined in Section 4043 of ERISA and the regulations thereunder) with respect to either thereof, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect, nor has there been any event with respect to any Beverly Pension Benefit Plan requiring disclosure under Section 4063(a) of ERISA or any event with respect to any Beverly Pension Benefit Plan requiring disclosure under Section 4041(c)(3)(C) of ERISA, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect.

     (i) Neither Beverly nor any Subsidiary of Beverly nor any ERISA Affiliate has incurred any currently outstanding liability to the PBGC or to a trustee appointed under Section 4042(b) or (c) of ERISA other than for the payment of premiums, all of which have been paid when due. No Beverly Pension Benefit Plan has applied for, or received, a waiver of the minimum funding standards imposed by Section 412 of the Code.

     (j) Neither Beverly, any of its Subsidiaries nor any of their ERISA Affiliates has any liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan, within the meaning of
Section 3(37) of ERISA.

     (k) With respect to each of the Beverly Employee Benefit Plans, true, correct and complete copies of the following documents have been delivered or made available to Capstone: (i) the current plans and related trust documents, including amendments thereto, (ii) any current summary plan descriptions, (iii) the most recent Forms 5500, financial statements and actuarial reports, if applicable, and (iv) the most recent IRS determination letter, if applicable.

     (l) Neither Beverly, any of its Subsidiaries, any organization to which Beverly is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, nor any of their ERISA Affiliates has engaged in any transaction, within the meaning of Section 4069(a) of ERISA, except where the liability therefor would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect.

     (m) None of the Beverly Welfare Plans maintained by Beverly or any of its Subsidiaries include retiree life or retiree health benefits or provide for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under the COBRA. Beverly and each of its Subsidiaries which maintain a "group health plan" within the meaning of Section 5000(b)(1) of the Code have complied with the notice and continuation requirements of Section 4980B of the Code, COBRA,
Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect.

     (n) No liability under any Beverly Employee Benefit Plan has been funded nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Beverly or any of its Subsidiaries has received notice that such insurance company is in rehabilitation.

     (o) Except as set forth in Section 4.27(o) of the Beverly Disclosure Statement, the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits, deemed satisfaction of goals or conditions, forgiveness or modification of loans, or accelerate the vesting or timing of payment of any benefits or compensation payable to or in respect of any employee or former employee of Beverly or any of its Subsidiaries.

     (p) Except as set forth in Section 4.27(p) of the Beverly Disclosure Statement, each Beverly Employee Benefit Plan can be amended or terminated at any time without approval from any person, without advance notice, and without any liability other than for benefits accrued prior to such amendment or termination.

     (q) With respect to each Beverly Employee Benefit Plan and any other similar arrangement or plan either currently or previously terminated, maintained, or contributed to by any entity which either is currently or was previously under common control with Beverly or any of its Subsidiaries as determined under Code Section 414, no event has occurred and no condition exists that after the Merger could subject Beverly or Capstone, directly or indirectly, to any liability (including liability under any indemnification agreement) under
Section 412, 4971, 4975, or 4980B of the Code or Section 502, 601 or 606 of
ERISA.

     (r) All contributions and payments to or with respect to each Beverly Employee Benefit Plan have been timely made and except as set forth in Section 4.27(r) of the Beverly Disclosure Statement, Beverly has made adequate provision for reserves to satisfy contributions and payments that have not been made because they are not yet due under the terms of such plan or related arrangement, document, or applicable law. No Beverly Employee Benefit Plan has any unfunded benefits that are not fully reflected in Beverly's most recent audited financial statements.

     (s) No agreement, commitment, or obligation exists to increase any benefits under any Beverly Employee Benefit Plan or to adopt any new Beverly Employee Benefit Plan, except for such plans as may be adopted by NBHI and which will not be obligations of Beverly or any Pharmacy Subsidiary after the Effective Time.

     SECTION 4.28  ENVIRONMENTAL MATTERS.

     (a) Except (i) as would not, singly or in the aggregate with all other such events of non-compliance, have a Beverly Material Adverse Effect, or (ii) for Remaining Health Care Liabilities for which, as between NBHI on the one hand and Beverly and Capstone on the other hand, NBHI shall be solely liable: (A) Beverly and its Subsidiaries are, and within the period of all applicable statutes of limitation have been, in compliance with all applicable Environmental Laws, which compliance includes, without limitation, the possession of all Environmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, and there are no circumstances of which Beverly is aware which may materially prevent or interfere with compliance in the future; (B) Beverly and its Subsidiaries have all Environmental Authorizations necessary for the conduct of the businesses of Beverly and its Subsidiaries as currently conducted; and (C) neither Beverly nor any of its Subsidiaries has been notified, or has any reasonable basis to believe, that any such Environmental Authorizations will be modified, suspended or revoked or cannot be renewed or otherwise maintained in the ordinary course of business. To Beverly's knowledge after due inquiry, the execution and delivery of this Agreement and the consummation by Beverly of the Merger, the Distribution and the other transactions contemplated hereby will not affect the validity or require the transfer of any Environmental Authorizations associated with the Institutional Pharmacy Business, and will not require any notification, registration, reporting, filing, investigation or remediation under any Environmental Law.

     (b) There are no Environmental Notices that, singularly or in the aggregate, could reasonably be expected to have a Beverly Material Adverse Effect (i) pending or, to the best knowledge of Beverly, threatened against Beverly or any of its Subsidiaries, (ii) to Beverly's knowledge pending or threatened against any person or entity whose liability for such Environmental Notice may have been retained or assumed by or could reasonably be imputed or attributed by law or contract to Beverly or any of its Subsidiaries, (iii) that to Beverly's knowledge could subject Beverly to any material risk of liability, loss or damages, or (iv) that to Beverly's knowledge could reasonably be expected to require investigation, removal or remedial or corrective action by Beverly or any of its Subsidiaries, except, in any of the circumstances described in clauses (i), (ii), (iii) and (iv) above for Remaining Health Care Liabilities for which, as between NBHI on the one hand and Beverly and Capstone on the other hand, NBHI shall be solely liable. Since December 31, 1996, neither Beverly nor any of its Subsidiaries has received any Environmental Notice alleging that Beverly or any of its Subsidiaries is subject to liability under any Environmental Law or that Beverly or any of its Subsidiaries is not in full compliance with Environmental Laws, except for Remaining Health Care Liabilities for which, as between NBHI on the one hand and Beverly and Capstone on the other hand, NBHI shall be solely liable.

     (c) There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, notice or demand letter or request for information or to the best knowledge of Beverly, investigation pending or threatened under any Environmental Law (i) against Beverly or any of its Subsidiaries, or (ii) to the knowledge of Beverly, against any person or entity in connection with which liability could reasonably be imputed or attributed by law or contract to Beverly or any of its Subsidiaries except, with respect to each of clause (i) and (ii), for such demands, claims, notices of violation, notice or demand letters or requests for information which singly or in the aggregate could not reasonably be expected to have a Beverly Material Adverse Effect.

     (d) No property or facility presently or to the knowledge of Beverly formerly owned, operated or leased by Beverly or any of its present Subsidiaries, or to the knowledge of Beverly any of its former Subsidiaries, or any of their respective predecessors in interest, is listed or proposed for listing on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under CERCLA, or on any comparable list established under any Environmental Law, nor has Beverly or any of its Subsidiaries received any written notification of potential or actual liability or any request for information under CERCLA or any comparable foreign, state or local law.

     (e) There has been no disposal, spill, discharge or release of any Hazardous Materials generated, used, owned, stored or controlled by Beverly, or to Beverly's knowledge any of its Subsidiaries, or any of their respective predecessors in interest, on, at or under any property presently or formerly owned, leased or operated by Beverly, or to Beverly's knowledge its Subsidiaries, or any predecessors in interest, and to Beverly's knowledge, except as disclosed in Section 4.28(e) of the Beverly Disclosure Statement, there are no Hazardous Materials located in, at, on or under, or in the vicinity of, any such facility or property, or at any other location, that (i) could reasonably be expected to subject Beverly to a material risk of liability, loss or damages, or result in the incurrence by Beverly of costs under Environmental Laws, (ii) could reasonably be expected to form the basis of any Environmental Notice against or with respect to Beverly or any of its

Subsidiaries, or against any person or entity whose liability for any Environmental Notice may have been retained or assumed by or could be imputed or attributed by law or contract to Beverly or any of its Subsidiaries or (iii) could reasonably be expected to require investigation, removal or remedial or corrective action by Beverly or any of its Subsidiaries, that in any case singularly or in the aggregate reasonably could be expected to have a Beverly Material Adverse Effect.

     (f) Without in any way limiting the generality of the foregoing, to Beverly's knowledge, except as disclosed in Section 4.28(f) of the Beverly Disclosure Statement, (i) there are and have been no underground or aboveground storage tanks or other storage receptacles, or related piping or other disposal areas containing Hazardous Materials, located on, at or under property owned, operated or leased by Beverly, any of its Subsidiaries or any of their respective predecessors in interest, (ii) there are and have been no polychlorinated biphenyls located on any properties owned, operated or leased by Beverly or any of its Subsidiaries, and (iii) there is no asbestos contained in or forming part of any building, building component, structure or office space owned, operated or leased by Beverly or any of its Subsidiaries.

     (g) To Beverly's knowledge no lien has been recorded under Environmental Laws with respect to any properties, assets or facilities owned, operated or leased by Beverly or any of its Subsidiaries.

     (h) In accordance with Section 5.05, Beverly has given Capstone and its authorized representatives access to all records and files in its possession or control relating to actual or potential compliance or liability issues of Beverly or its Subsidiaries and any of their respective predecessors in interest under Environmental Laws, including, without limitation, all reports, studies, analyses, tests or monitoring results pertaining to the existence of Hazardous Material or any other environmental concern relating to properties, assets or facilities currently or formerly owned, operated, managed, leased, used or controlled by Beverly any of its Subsidiaries, or otherwise concerning compliance with or liability under Environmental Laws.

     SECTION 4.29 DISCLOSURE. No representation or warranty by Beverly and no statement or information relating to Beverly or any of its Subsidiaries contained herein, or in any certificate furnished by or on behalf of Beverly to Capstone in connection herewith contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

     SECTION 4.30  INSTITUTIONAL PHARMACY BUSINESS.

     (a) Section 4.30(a) of the Beverly Disclosure Statement lists each Pharmacy utilized by Beverly in connection with its pharmacy business and indicates (i) the location of such Pharmacy, (ii) whether such Pharmacy premises are owned or held pursuant to a leasehold interest, management contract or otherwise and
(iii) whether any other person or entity has any beneficial ownership or interest in or to any such Pharmacy or any right or option to acquire any beneficial ownership or interest in or to any such Pharmacy.

     (b) Section 4.30(b) of the Beverly Disclosure Statement lists all of the customers to which Beverly and its Subsidiaries provide pharmacy services pursuant to oral or written contracts which generated revenues in excess of $5,000,000 for the year ended December 31, 1996 ("Beverly Pharmacy Contracts"). Beverly has not been informed and has no reason to believe that any Beverly Pharmacy Contract will be terminated for or without cause.

     (c) Except for Remaining Health Care Liabilities for which, as between NBHI on the one hand and Beverly and Capstone on the other hand, NBHI shall be solely liable, none of Beverly nor any of its Subsidiaries has violated or is in violation of any law or order of any court or governmental authority that is applicable to any of them, their businesses or their properties, including but not limited to the Medicare and Medicaid fraud and abuse provisions of the Social Security Act, the Civil Monetary Penalties Law of the Social Security Act, the so-called "Stark" law, 42 USC Section 1395nn, or any other federal or state law, statute, rule or regulation prohibiting rebates, kickbacks, fee-splitting or other financial incentives or inducements, including but not limited to providing products or services below cost for the referral or continuation of business; and (ii) none of Beverly nor its Subsidiaries is, to the best knowledge of Beverly, under investigation by the Office of Inspector General of the Department of Health and Human Services or other federal or state investigatory or regulatory body or agency relating to their business activities, nor is

Beverly aware of any state of facts which could reasonably be likely to subject any of them to a claim for civil penalties, criminal fines or other sanctions with respect to a violation or claimed violation of any such laws or regulations relating to the conduct of their business.

     (d) Beverly or the Pharmacy Subsidiaries are duly licensed to provide pharmacy services in all states in which they engage in the Institutional Pharmacy Business, and are also participants in the Medicare program and the Medicaid programs of the states listed in Section 4.08 of the Beverly Disclosure Statement. Beverly is in substantial compliance with all material laws, rules and regulations affecting or in connection with the Pharmacies, the Pharmacy Subsidiaries and their licenses with respect thereto and their participation in the Medicare and Medicaid programs.

     (e) Beverly has delivered or made available with respect to the Institutional Pharmacy Business true and correct billing requests for reimbursement and underlying information to all governmental programs, including but not limited to the Medicare and Medicaid programs, in compliance with all rules, regulations, policies and procedures of such governmental programs and of the fiscal intermediaries of such programs. To the best knowledge of Beverly, all such billings were for goods actually provided, and at appropriate charges or costs, and Beverly has appropriate documentation to support such billing requests.

     SECTION 4.31 FAIRNESS OPINION. Beverly has received the opinions of Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Stephens Inc. to the effect that as of the date hereof the financial terms of the Merger are fair to Beverly's stockholders from a financial point of view.

     SECTION 4.32 SUFFICIENCY OF ASSETS. Beverly and its Pharmacy Subsidiaries own, lease, hold or otherwise have the right to use all of the assets, properties, Intellectual Property Rights and Beverly Licenses which are material to the conduct of the Institutional Pharmacy Business as presently conducted by Beverly and its Subsidiaries.

                                   ARTICLE V

                                   COVENANTS

     SECTION 5.01 CONDUCT OF BUSINESS OF BEVERLY. Except as contemplated by this Agreement, the Distribution Agreement and the Beverly Disclosure Statement or as expressly agreed to in writing by Capstone, during the period from the date of this Agreement to the Effective Time, Beverly will and will cause its Pharmacy Subsidiaries each to conduct its operations according to its ordinary and usual course of business consistent with past practice, and will use all commercially reasonable efforts to preserve intact its Institutional Pharmacy Business organization, to keep available the services of the officers and employees of the Pharmacy Subsidiaries and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with the Pharmacy Subsidiaries, and will take no action which would adversely affect its ability to consummate the Merger, the Distribution or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, the Distribution Agreement or the Beverly Disclosure Statement, prior to the Effective Time, neither Beverly nor any of its Pharmacy Subsidiaries will, without the prior written consent of Capstone which shall not be unreasonably withheld:

          (a) amend its certificate of incorporation (or other applicable charter document) or By-laws;

          (b) authorize for issuance, issue, sell, deliver, grant any options for, or otherwise agree or commit to issue, sell or deliver any shares of any class of capital stock of Beverly or its Pharmacy Subsidiaries or any securities convertible into or exchangeable or exercisable for shares of any class of capital stock of Beverly or its Pharmacy Subsidiaries, other than (i) pursuant to and in accordance with the terms of Beverly Options outstanding on the date hereof under the Beverly Option Plans listed in
     Section 4.15 of the Beverly Disclosure Statement, (ii) in connection with the Distribution or (iii) except as set forth in Schedule 5.01(b) of the Beverly Disclosure Statement;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or purchase, redeem or otherwise acquire any shares of its own capital stock or that of any of its Subsidiaries, except for intercompany transactions in the ordinary course of business consistent with past practice and as may be necessary to facilitate the Restructuring or the Distribution;

          (d) with respect to Beverly the Institutional Pharmacy Business or any Pharmacy Subsidiary, except as contemplated by this Agreement or the Distribution Agreement: (i) create, incur, assume, maintain or permit to exist any long-term debt or any short-term debt for borrowed money; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned Pharmacy Subsidiaries in the ordinary course of business and consistent with past practice; or (iii) make any loans, advances or capital contributions to, or investments in, any other person; other than, in any of the foregoing cases, indebtedness, obligations, guarantees, endorsements, loans, advances or investments in any other person that are to be assigned to and assumed by NBHI prior to the Effective Time and as to which Beverly and each Pharmacy Subsidiary will be relieved of liability with respect thereto prior to the Effective Time;

          (e) except as contemplated by this Agreement with respect to the Pharmacy Subsidiaries or otherwise in connection with the Institutional Pharmacy Business, (i) increase in any manner the compensation of any of their respective directors, officers or employees, except in the ordinary course of business and consistent with past practice; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required, or enter into or agree to enter into any agreement or arrangement with any of their respective past or present employees relating to any such pension, retirement allowance or other employee benefit, except as required under currently existing agreements, plans or arrangements; (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any of their respective past or present employees; (iv) except to the extent permitted by the foregoing clause (i), enter into any contract, agreement or understanding with any of their respective past or present directors or officers; or (v) except in the ordinary course of business and consistent with past practice or as may be required to comply with applicable law, become obligated (other than pursuant to any new or renewed collective bargaining agreement) under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan, arrangement or policy which was not in existence on the date hereof, including any bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, health or group insurance, severance pay, retirement or other benefit plan, agreement or arrangement, or employment or consulting agreement with or for the benefit of any person, or amend any of such plans or any of such agreements in existence on the date hereof, other than as contemplated by the Employee Benefits Matters Agreement (as defined in the Distribution Agreement); (iv) enter into any loan or loan guarantee, forgive any loan, extend the repayment terms, or otherwise modify any loan or extend any credit to any current or former officer, director, or employee.

          (f) with respect to the Pharmacy Subsidiaries or otherwise in connection with the Institutional Pharmacy Business, except in the ordinary course of business and consistent with past practice or as disclosed in
     Section 5.01(f) of the Beverly Disclosure Statement or as otherwise expressly contemplated hereby or the Distribution Agreement, sell, transfer, lease, license, pledge, mortgage, or otherwise dispose of, or encumber, or agree to sell, transfer, lease, license, pledge, mortgage or otherwise dispose of or encumber, any material properties, real, personal or mixed;

          (g) with respect to the Pharmacy Subsidiaries or otherwise in connection with the Institutional Pharmacy Business, except as otherwise expressly contemplated hereby, enter into any other agreements, commitments or contracts, except agreements, commitments or contracts for the purchase, sale or lease of goods or services in the ordinary course of business and consistent with past practice and having a term of no more than one year;

          (h) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with respect to, (i) any plan of liquidation or dissolution, or (ii) with respect to any Beverly Pharmacy Subsidiary, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any material change in its capitalization, or any entry into a material contract or any amendment or modification of any material contract or any release or relinquishment of any material contract rights not in the ordinary course of business and consistent with past practice except as expressly contemplated by this Agreement or the Distribution Agreement;

          (i) except as previously approved by Beverly prior to the date hereof and as listed in Section 5.01 (i) of the Beverly Disclosure Statement, authorize or commit to make capital expenditures in excess of $200,000 for which Beverly or any of its Pharmacy Subsidiaries would be responsible subsequent to the Merger;

          (j) permit any insurance policy naming it or any Pharmacy Subsidiary as a beneficiary or a loss payee to be canceled, terminated or materially altered, except in the ordinary course of business and consistent with past practice and following written notice to Capstone;

          (k) maintain its books and records or the books and records of the Pharmacy Subsidiaries in a manner not in the ordinary course of business or inconsistent with past practice;

          (l) except in the ordinary course of business, enter into any hedging, option, derivative or other similar transaction;

          (m) with respect to any Pharmacy Subsidiary, change any assumption underlying, or method of calculating, any bad debt, contingency, provision or other reserve;

          (n) with respect to any Pharmacy Subsidiary or otherwise in connection with the Institutional Pharmacy Business, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collect, or accelerate the collection of, any amounts owed (including accounts receivable) other than the collection in the ordinary course of business; and

          (o) agree to do any of the foregoing.

     SECTION 5.02 CONDUCT OF BUSINESS OF CAPSTONE. Except as contemplated by this Agreement, the Voting Agreement, the Shareholder Agreement (as hereinafter defined) or the Capstone Disclosure Statement or as expressly agreed to in writing by Beverly, during the period from the date of this Agreement to the Effective Time, Capstone and its Subsidiaries will each conduct its operations according to its ordinary and usual course of business consistent with past practice, and will use all commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and will take no action which would adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or the Capstone Disclosure Statement, prior to the Effective Time, neither Capstone nor any of its Subsidiaries will, without the prior written consent of Beverly which shall not be unreasonably withheld:

          (a) amend its certificate of incorporation (or other applicable charter document) or By-laws;

          (b) authorize for issuance, issue, sell, deliver, grant any options for, or otherwise agree or commit to issue, sell or deliver any shares of any class of capital stock of Capstone or its Subsidiaries or any securities convertible into or exchangeable or exercisable for shares of any class of capital stock of Capstone or its Subsidiaries, other than pursuant to and in accordance with the terms of the Capstone Option Plans listed in Section 3.14(a) of the Capstone Disclosure Statement;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or purchase, redeem or otherwise acquire any shares of its own capital stock or that of any of its Subsidiaries;

          (d) except in the ordinary course of business and consistent with past practice (i) create, incur, assume, maintain or permit to exist any long-term debt or any short-term debt for borrowed money other than under existing lines of credit; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned Subsidiaries of Capstone; or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

          (e) (i) increase in any manner the compensation of any of its directors, officers or employees, except in the ordinary course of business and consistent with past practice; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required, or enter into or agree to enter into any agreement or arrangement with any of its past or present employees relating to any such pension, retirement allowance or other employee benefit, except as required under currently existing agreements, plans or arrangements; (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its past or present employees; (iv) except to the extent permitted by the foregoing clause (i), enter into any contract, agreement or understanding with any of its past or present directors or officers; (v) except in the ordinary course of business and consistent with past practice or as may be required to comply with applicable law, become obligated (other than pursuant to any new or renewed collective bargaining agreement) under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan, arrangement or policy which was not in existence on the date hereof, including any bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, health or group insurance, severance pay, retirement or other benefit plan, agreement or arrangement, or employment or consulting agreement with or for the benefit of any person, or amend any of such plans or any of such agreements in existence on the date hereof; or (vi) enter into any loan or loan guarantee, forgive any loan, extend the repayment terms, or otherwise modify any loan or extend any credit to any current or former officer, director, or employee.

          (f) except in the ordinary course of business and consistent with past practice or as otherwise expressly contemplated hereby, sell, transfer, lease, license, pledge, mortgage, or otherwise dispose of, or encumber, or agree to sell, transfer, lease, license, pledge, mortgage or otherwise dispose of or encumber, any material properties, real, personal or mixed;

          (g) except as otherwise expressly contemplated hereby, enter into any other agreements, commitments or contracts, except agreements, commitments or contracts for the purchase, sale or lease of goods or services in the ordinary course of business and consistent with past practice and having a term of no more than one year;

          (h) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any material change in its capitalization, or any entry into a material contract or any amendment or modification of any material contract or any release or relinquishment of any material contract rights not in the ordinary course of business and consistent with past practice except as expressly contemplated by this Agreement;

          (i) except as previously approved by the Board of Directors of Capstone prior to the date hereof and as identified to Beverly prior to the date hereof, authorize or commit to make capital expenditures in excess of $200,000;

          (j) permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered, except in the ordinary course of business and consistent with past practice and following written notice to Beverly;

          (k) maintain its books and records in a manner not in the ordinary course of business or inconsistent with past practice;

          (l) except in the ordinary course of business, enter into any hedging, option, derivative or other similar transaction;

          (m) change any assumption underlying, or method of calculating, any bad debt, contingency, provision or other reserve;

          (n) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collect, or accelerate the collection of, any amounts owed (including accounts receivable) other than the collection in the ordinary course of business; or

          (o) agree to do any of the foregoing.

     SECTION 5.03  NO SOLICITATION BY BEVERLY.

     (a) Beverly agrees that, prior to the Effective Time, and subject to subsection (b) below, it shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries' directors, officers, employees, agents or representatives to, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing information) any merger, consolidation, other business combination involving Beverly or its Subsidiaries, an acquisition primarily relating to all or a substantial portion of the assets or of the capital stock of Beverly or its Subsidiaries or inquiries or proposals concerning or which may reasonably be expected to lead to, any of the foregoing (a "Beverly Acquisition Transaction") or negotiate, explore or otherwise communicate in any way with any third party (other than Capstone or its affiliates) with respect to any Beverly Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement. Beverly shall be obligated to immediately advise Capstone of any inquiries or proposals relating to a Beverly Acquisition Transaction.

     (b) Notwithstanding the foregoing, in the event that there is an unsolicited written proposal for any merger, consolidation or other business combination primarily involving the Institutional Pharmacy Business, an acquisition primarily relating to all or a substantial portion of the assets used in the Institutional Pharmacy Business or of the capital stock of any Pharmacy Subsidiaries or inquiries or proposals concerning which or may reasonably be expected to lead to, any of the foregoing (a "Pharmacy Acquisition Transaction") from a bona fide financially capable third party, Beverly may furnish non-public information to, and negotiate with, such third party only if
(i) Beverly shall have provided two business days' written notice to Capstone of such proposal and (ii) Beverly's Board of Directors, after having received advice from its investment banker or bankers and outside counsel to Beverly, shall have determined that failure to take the proposed action, furnish such information or to commence negotiations would be inconsistent with such Board of Directors' fiduciary duties.

     SECTION 5.04  NO SOLICITATION BY CAPSTONE.

     (a) Capstone agrees that, prior to the Effective Time, it shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries' directors, officers, employees, agents or representatives to, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing information) any merger, consolidation, other business combination involving Capstone or its Subsidiaries, acquisition of all or any substantial portion of the assets or capital stock of Capstone and its Subsidiaries taken as a whole, or inquiries or proposals concerning or which may reasonably be expected to lead to, any of the foregoing (a "Capstone Acquisition Transaction") or negotiate, explore or otherwise communicate in any way with any third party (other than Beverly or its affiliates) with respect to any Capstone Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement. Capstone shall be obligated to immediately advise Beverly of any inquiries or proposals relating to a Capstone Acquisition Transaction.

     (b) Notwithstanding the foregoing, in the event that there is an unsolicited written proposal for a Capstone Acquisition Transaction from a bona fide financially capable third party, Capstone may furnish non-public information to, and negotiate with, such third party only if (i) Capstone shall have provided two business days' written notice to Beverly of such proposal and
(ii) Capstone's Board of Directors, after having received advice from its investment banker or bankers and outside counsel to Capstone, shall have determined that failure to take the proposed action, furnish such information or to commence negotiations regarding a Capstone Acquisition Transaction would be inconsistent with such Board of Directors' fiduciary duties.

     SECTION 5.05  ACCESS TO INFORMATION.

     (a) From the date of this Agreement until the Effective Time, Beverly will give Capstone and its authorized representatives (including counsel, environmental and other consultants, accountants, auditors, and intellectual property counsel and agents) reasonable access in light of the terms of this Agreement during normal business hours to all facilities, personnel and operations and to all books and records of Beverly and its Subsidiaries (as they pertain to the Institutional Pharmacy Business), will permit Capstone to make such inspections as it may reasonably require (including without limitation any air, water or soil testing or sampling deemed necessary by it) and will cause its officers and those of its Subsidiaries to furnish Capstone with such financial and operating data and other information with respect to the Institutional Pharmacy Business carried on by Beverly and its Pharmacy Subsidiaries as Capstone may from time to time reasonably request.

     (b) From the date of this Agreement until the Effective Time, Capstone will give Beverly and its authorized representatives (including counsel, environmental and other consultants, accountants, auditors, and intellectual property counsel and agents) reasonable access in light of the terms of this Agreement during normal business hours to all facilities, personnel and operations and to all books and records of Capstone and its Subsidiaries, will permit Beverly to make such inspections as it may reasonably require (including without limitation any air, water or soil testing or sampling deemed necessary by them) and will cause its officers and those of its Subsidiaries to furnish Beverly with such financial and operating data and other information with respect to the businesses and properties of Capstone and its Subsidiaries as Beverly may from time to time reasonably request.

     SECTION 5.06 REGISTRATION STATEMENT AND PROXY STATEMENT. Beverly shall file with the SEC as soon as is reasonably practicable after the date hereof the NBHI Registration Document and Capstone shall file with the SEC the Registration Statement in which the Prospectus/Joint Proxy Statement shall be included. Capstone and Beverly shall use all commercially reasonable efforts to have the Registration Statement declared effective by the SEC and the Prospectus/Joint Proxy Statement cleared by the staff of the SEC as promptly as practicable. Beverly shall use all commercially reasonable efforts to have the NBHI Registration Document declared effective by the SEC. Capstone shall also take any action required to be taken under applicable state blue sky or securities laws in connection with shares of Capstone Common Stock to be issued as Closing Consideration. Capstone and Beverly shall promptly furnish to each other all information, and take such other actions (including without limitation using all commercially reasonable efforts to provide any required consents of their respective independent auditors and investment banking advisors), as may reasonably be requested in connection with any action by any of them in connection with the actions contemplated by this Section 5.06.

     SECTION 5.07  COMMERCIALLY REASONABLE EFFORTS; OTHER ACTIONS.

     (a) Subject to the terms and conditions provided in this Agreement and the Distribution Agreement, Capstone and Beverly shall use all commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Distribution Agreement, including, without limitation, (i) the filing of Notification and Report Forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and using all commercially reasonable efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation and (ii) the obtaining of all necessary third party consents, approvals or waivers which are required in order to consummate the Merger, the Distribution and the other transactions contemplated hereby and by the Distribution Agreement. To such party's knowledge Exhibits 5.07(a) and 5.07(b) list all such material consents, approvals or waivers that must be obtained by Beverly and Capstone, respectively. Capstone shall not take any action which would cause Beverly to fail to perform its obligations hereunder or under the

Distribution Agreement. Beverly shall not take any action which would cause Capstone to fail to perform its obligations hereunder or under the Distribution Agreement.

     (b) Beverly shall use all commercially reasonable efforts to cause to be delivered to Capstone a comfort letter of its independent auditors, dated a date within five days of the effective date of the Registration Statement, in form reasonably satisfactory to Capstone and customary in scope and substance for such letters in connection with similar registration statements.

     (c) Capstone shall use all commercially reasonable efforts to cause to be delivered to Beverly a comfort letter of its independent auditors, dated a date within five days of the effective date of the Registration Statement, in form reasonably satisfactory to Beverly and customary in scope and substance for such letters in connection with similar registration statements.

     SECTION 5.08 PUBLIC ANNOUNCEMENTS. Before issuing any press release or otherwise making any public statement with respect to the Merger, the Distribution or any of the other transactions contemplated hereby, Capstone and Beverly will consult with, and obtain the consent of, each other as to its form and substance and shall not issue any such press release or make any such public statement prior to obtaining such consent, except as may be required by law or pursuant to any order of any court or governmental agency, tribunal or regulatory authority.

     SECTION 5.09 NOTIFICATION OF CERTAIN MATTERS. Each of Beverly and Capstone shall give prompt notice to the other party of any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by Beverly, Capstone or any of their respective Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, which could be reasonably expected to have a Beverly Material Adverse Effect or Capstone Material Adverse Effect. Each of Beverly and Capstone shall give prompt notice to the other party of (a) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Merger, the Distribution or any other transactions contemplated by this Agreement or the Distribution Agreement, or (b) any Beverly Material Adverse Effect or Capstone Material Adverse Effect.

     SECTION 5.10  INDEMNIFICATION.

     (a) For a period of six years Capstone shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former directors, officers and key employees of Beverly against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time, to the same extent and on the same terms and conditions (including with respect to advancement of expenses) permitted or required under applicable law, Beverly's Amended and Restated Certificate of Incorporation and By-laws, and applicable indemnification agreements listed in Section 5.10(a) of the Beverly Disclosure Statement between Beverly and such respective individuals, all as in effect at the date hereof.

     (b) For a period of six years after the Effective Time and to the reasonable satisfaction of NBHI, the Surviving Corporation shall cause to be maintained in effect and shall assume the current policies of directors' and officers' liability insurance maintained by Beverly with respect to claims arising from facts or events which occurred before the Effective Time; provided, however, that if the premiums with respect to such insurance exceed 200% of the annual premiums paid as of the date hereof by Beverly for such insurance, the Surviving Corporation shall be obligated to purchase directors' and officers' liability insurance with the maximum coverage as can be obtained at an annual premium equal to 200% of the annual premiums paid by Beverly as of the date hereof.

     SECTION 5.11 EXPENSES. Except as set forth in Section 10.05, Capstone, on the one hand, and Beverly (before the Distribution) and NBHI (after the Distribution), on the other hand, shall bear their respective expenses incurred in connection with the Merger and the Distribution, including, without limitation, the preparation, execution and performance of this Agreement, the Distribution Agreement and the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants. Expenses incurred in printing, mailing and filing (including without limitation, SEC filing fees, fees related to any state securities or "blue sky" laws and stock exchange listing application fees), (i) as to the Prospectus/Joint Proxy Statement, and Registration Statement, shall be paid by Capstone and (ii) as to the NBHI Registration Document shall be paid by NBHI.

     SECTION 5.12 STOCK EXCHANGE LISTINGS. Capstone shall use all commercially reasonable efforts to have the Capstone Common Stock to be issued in connection with the Merger authorized for quotation on The Nasdaq Stock Market, Inc. or listed on the New York Stock Exchange subject to notice of issuance.

     SECTION 5.13  BEVERLY AND SUBSIDIARY ACTIONS.

     (a) Beverly shall not take or omit to take, and shall not cause or permit any of its Subsidiaries to take or omit to take, any action within its reasonable control which would (i) cause a breach of any representation or warranty of Beverly contained in this Agreement or the Distribution Agreement such that the Closing conditions set forth in Section 7.01 would not be satisfied or (ii) prevent fulfillment of the conditions in Articles 6 and 7.

     (b) Beverly shall not and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries' directors, officers, employees, agents or representatives to amend, modify, waive or withdraw any term of, the Distribution Agreement prior to the Effective Time without the prior written consent of Capstone.

     (c) Beverly shall use its commercially reasonable efforts to prepare and submit as soon as practicable after executing this Agreement a request for the private letter ruling referred to in Section 8.09.

     SECTION 5.14 CAPSTONE AND SUBSIDIARY ACTIONS. Capstone shall not take or omit to take, and shall not cause or permit any of its Subsidiaries to take or omit to take, any action within its reasonable control which would (i) cause a breach of any representation or warranty of Capstone contained in this Agreement such that the Closing conditions set forth in Section 8.01 would not be satisfied or (ii) prevent fulfillment of the conditions in Articles 6 and 8.

     SECTION 5.15  ENVIRONMENTAL MATTERS.

     (a) Beverly shall promptly provide Capstone with any Environmental Notices it receives with respect to the Institutional Pharmacy Business, and shall make all filings and take all actions necessary to materially comply with all Environmental Laws, including but not limited to those applicable to the Merger and other non-routine transactions contemplated hereby. Beverly shall keep Capstone informed of all actions taken in connection with the foregoing and all such actions shall be on terms and conditions satisfactory to Capstone whose consent to such actions shall not be unreasonably withheld.

     (b) Capstone shall promptly provide Beverly with any Environmental Notices it receives and shall make all filings and take all actions necessary to materially comply with all Environmental Laws, including but not limited to those applicable to the Merger and other transactions contemplated hereby. Capstone shall keep Beverly informed of all non-routine actions taken in connection with the foregoing and all such actions shall be on terms and conditions satisfactory to Beverly whose consent to such actions shall not be unreasonably withheld.

     SECTION 5.16  ACTIONS REGARDING OUTSTANDING DEBT.

     (a) Prior to the Effective Time, Beverly agrees to use its reasonable best efforts to cause its outstanding indebtedness for borrowed money to be restructured, modified or amended, as appropriate, to cause such indebtedness to be assumed by NBHI prior to the Effective Time, and to obtain all necessary consents, approvals, waivers or other agreements by the holders of such indebtedness as may be required in order to effect the assignment to and assumption by NBHI of, and release of Beverly from liability with respect to, such indebtedness.

     (b) Prior to the Effective Time, Beverly and Capstone shall use all commercially reasonable efforts to cause Beverly's Pharmacy Subsidiaries to borrow from third party lenders $275,000,000 on terms mutually agreeable to Beverly and Capstone for the purpose of repaying such amount to Beverly prior to the Distribution in settlement of the Assumed Pharmacy Indebtedness (as defined in the Distribution Agreement), which borrowing shall continue after the Effective Time as an obligation of the Pharmacy Subsidiaries or the Surviving Corporation.

     SECTION 5.17 RETROACTIVE INSURANCE COVERAGE. Immediately following the execution hereof, Capstone and Beverly will use their joint best efforts to expeditiously obtain a commitment for retroactive insurance coverage, which shall be reasonably acceptable to Beverly, with respect to both known liabilities and unreported losses which are related to the Institutional Pharmacy Business which may have occurred or may occur at any time prior to the Effective Time. Capstone hereby covenants that at the Effective Time, it shall, at its expense, cause such insurance coverage to be in effect and shall provide evidence thereof at the Closing.

     SECTION 5.18 PREFERRED PROVIDER AGREEMENTS. Beverly and Capstone agree that as promptly as practicable upon the execution of this Agreement they will commence negotiations in good faith to reach an agreement or agreements to provide for the delivery of pharmacy services and products and ancillary services and products after the Effective Time by Capstone to Beverly long-term care facilities which will be owned or operated by NBHI after the Time of Distribution. The forms of such agreements will be initialed by both parties and attached to a certificate to be signed by the parties and attached to this Agreement as Exhibit G.

     SECTION 5.19 FAILURE TO TAKE ACTION. None of Beverly or Capstone or their respective Subsidiaries will take any action, or fail to take any action, if such action (or failure to act) would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

     SECTION 5.20 EXHIBITS, CLOSING STATEMENTS AND SCHEDULES. Beverly and Capstone agree that as promptly as possible upon the execution of this Agreement they will negotiate in good faith, finalize and attach all necessary exhibits to this Agreement and the exhibits and schedules to the Distribution Agreement, to be completed within five (5) business days of the date hereof.

                                   ARTICLE VI

             CONDITIONS TO THE OBLIGATIONS OF CAPSTONE AND BEVERLY

     The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

     SECTION 6.01 REGISTRATION STATEMENTS. The Registration Statement and the NBHI Registration Document shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement and the NBHI Registration Document shall have been issued by the SEC and remain in effect. All necessary state securities or blue sky authorizations for the Merger and the Distribution shall have been received.

     SECTION 6.02 BEVERLY STOCKHOLDER APPROVAL. The approval of the Merger and the Distribution, including the execution and performance of this Agreement, the Distribution Agreement and all of the transactions contemplated hereby or thereby, by a majority of the outstanding shares of Beverly Common Stock cast at the Beverly Special Meeting or any adjournment thereof, shall have been obtained.

     SECTION 6.03 CAPSTONE STOCKHOLDER APPROVAL. The approval of the Merger, including the execution and performance of this Agreement and all of the transactions contemplated hereby, by a majority of the outstanding shares of Capstone Common Stock cast at the Capstone Special Meeting or any adjournment thereof, shall have been obtained.

     SECTION 6.04 LISTINGS. The Capstone Common Stock issuable in the Merger shall have been authorized for quotation on The Nasdaq Stock Market, Inc., or listed on the New York Stock Exchange subject to official notice of issuance.

     SECTION 6.05 CERTAIN PROCEEDINGS. No writ, order, decree or injunction of a court of competent jurisdiction or governmental entity shall have been entered against Capstone or Beverly which, and no proceedings therefor shall have been threatened or commenced by any governmental entity which seek to, prohibit or restrict the consummation of the Merger or the Distribution or would otherwise restrict Capstone's or the Surviving Corporation's exercise of full rights to own and operate the Institutional Pharmacy Business of Beverly.

     SECTION 6.06 DISTRIBUTION. (i) The Distribution Agreement shall have been executed and shall be in full force and effect on and as of the Effective Time; and (ii) the Distribution shall have been completed.

     SECTION 6.07 DEBT RESTRUCTURE. All action required in order to effect the restructure, modification and amendment of Beverly's indebtedness for borrowed money, as contemplated by Section 5.16(a), shall have been completed.

     SECTION 6.08  OPINIONS.

     (a) Beverly and Capstone shall have received the respective opinions of Caplin & Drysdale, Chartered, or Ernst & Young, LLP, reasonably acceptable to Beverly and Capstone, to the effect that:

          (i) the Merger will qualify as a reorganization within the meaning of
     Section 368(a) of the Code;

          (ii) no gain or loss will be recognized by Capstone or Beverly as a result of the Merger; and

          (iii) no gain or loss will be recognized by Beverly's stockholders upon the receipt of Capstone Common Stock solely in exchange for Beverly Common Stock in connection with the Merger (except with respect to cash received in lieu of a fractional interest in Capstone Common Stock).

     (b) Beverly and Capstone shall have received, at Beverly's election, either a favorable private letter ruling from the IRS or the favorable opinion of Caplin & Drysdale, Chartered or Ernst & Young, LLP, reasonably acceptable to Beverly and Capstone, to the effect that:

          (i) The transfer by Beverly to NBHI of the Remaining Health Care Assets, solely in exchange for NBHI Stock, and the assumption by NBHI of the Remaining Health Care Liabilities of Beverly, followed by Beverly's distribution of the NBHI Stock to Beverly's stockholders, will constitute a reorganization within the meaning of Section 368(a)(1)(D) of the Code;

          (ii) Beverly will recognize no gain or loss in connection with the transactions described in (i) above except to the extent that gain or loss is required to be recognized on intercompany transactions;

          (iii) NBHI will recognize no gain or loss upon the receipt of the Remaining Health Care Assets form Beverly in exchange for the NBHI Stock; and

          (iv) Beverly's stockholders will recognize no gain or loss (and no amount will be included in the income of Beverly's stockholders) upon the receipt of the NBHI Stock in the Distribution.

     (c) The respective counsels of Beverly and Capstone shall have delivered opinions covering the matters set forth on Exhibit H-1 and H-2 hereto.

                                  ARTICLE VII

                   CONDITIONS TO THE OBLIGATIONS OF CAPSTONE

     The obligation of Capstone to effect the Merger and to perform its other obligations to be performed at or subsequent to the Closing shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any one or more of which may be waived by Capstone:

     SECTION 7.01 REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of Beverly contained herein and in the Distribution Agreement (without regard to any materiality exceptions or provisos contained in this Agreement or the Distribution Agreement) shall be true and correct in all material respects on the date of this Agreement, the date of the Distribution Agreement and the Closing Date as though such representations and warranties were made at and on such date, except (i) for those untruths or inaccuracies which would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect and (ii) for changes expressly permitted or contemplated by this Agreement or the Distribution Agreement.

     SECTION 7.02 PERFORMANCE. Beverly shall have performed and complied in all material respects with all agreements, obligations, covenants and conditions required by this Agreement and the Distribution Agreement to be performed or complied with by it on or prior to the Closing Date except for those failures to so perform or comply which would not, singly or in the aggregate, reasonably be expected to have a Beverly Material Adverse Effect.

     SECTION 7.03 CONSENTS AND APPROVALS. All necessary consents and approvals of, and notifications and disclosures to, and filings and registrations with, any United States or any other governmental authority or any other third party required for the consummation of the Merger and the other transactions contemplated hereby (including without limitation any consents, approvals, notifications, disclosures, filings and registrations required under any Environmental Law) shall have been obtained except where failure to obtain such consents or approvals would not, singly or in the aggregate with all such other failures, have a Beverly Material Adverse Effect, and any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     SECTION 7.04 CERTIFICATES. Beverly shall furnish such certificates of its officers to evidence compliance with the conditions set forth in Sections 7.01,
7.02 and 7.04 as may be reasonably requested by Capstone.

     SECTION 7.05 MATERIAL ADVERSE CHANGE. There shall not have occurred since December 31, 1996 any event, condition, change, occurrence or circumstance which has had or is reasonably likely to have, singly or in the aggregate, a Beverly Material Adverse Effect.

     SECTION 7.06 PHARMACY FINANCIAL STATEMENTS. The Pharmacy Subsidiaries' unaudited consolidated results of operations for the interim period between January 1, 1997 and the end of the month immediately prior to the month in which the Effective Time occurs, shall not have materially declined compared to the forecasted results of operations provided by the Pharmacy Subsidiaries to Capstone prior to the date of this Agreement.

     SECTION 7.07 AUDITORS' LETTER. Capstone shall have received from Beverly's independent auditors a letter dated the Closing Date confirming the matters set forth in the letter contemplated by Section 5.07(b).

     SECTION 7.08 NON-COMPETITION AGREEMENT. Capstone shall have received from NBHI a non-competition agreement in the form attached as Exhibit 7.08.

     SECTION 7.09 WORKING CAPITAL. The Pharmacy Subsidiaries' unaudited consolidated working capital (defined as consolidated cash, cash equivalents, accounts receivable and inventory, less accounts payable) shall not have declined below the level of such working capital reflected in the unaudited Institutional Pharmacy Business Financial Statements set forth in Section 4.12 of the Beverly Disclosure Statement, except for such changes (i) attributable to decline in inventories resulting from purchases under the Prime Vendor Service Agreement dated as of April 3, 1997 between Pharmacy Corporation of America ("PCA") and Bergen Brunswig Drug Company (a copy of which is set forth in Section 4.21 of the Beverly Disclosure Statement, and (ii) as do not singly or in the aggregate constitute a Beverly Material Adverse Effect.

                                  ARTICLE VIII

                    CONDITIONS TO THE OBLIGATIONS OF BEVERLY

     The obligations of Beverly under this Agreement to effect the Merger shall be subject to the fulfillment on or before the Closing Date of each of the following additional conditions, any one or more of which may be waived by
Beverly:

     SECTION 8.01 REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of Capstone contained herein (without regard to any materiality exceptions or provisos therein) shall be true and correct in all material respects on the date of this Agreement and the Closing Date as though such representations and warranties were made at and on such date, except (i) for those untruths or inaccuracies which would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect and (ii) for changes permitted or contemplated by this Agreement.

     SECTION 8.02 PERFORMANCE. Capstone shall have performed and complied in all material respects with all agreements, obligations, covenants and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date except for those failures to so perform or comply which would not, singly or in the aggregate, reasonably be expected to have a Capstone Material Adverse Effect.

     SECTION 8.03 CONSENTS AND APPROVALS. All necessary consents and approvals of, and notifications and disclosures to, and filings and registrations with, any United States or any other governmental authority or any other third party required for the consummation of the Merger and the other transactions contemplated hereby (including without limitation any consents, approvals, notifications, disclosures, filings and registrations required under any Environmental Law) shall have been obtained except where failure to obtain such consents or approvals would not, singly or in the aggregate with all such other failures, have a Capstone Material Adverse Effect, and any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     SECTION 8.04 CERTIFICATES. Capstone shall furnish such certificates of its officers to evidence compliance with the conditions set forth in Sections 8.01,
8.02 and 8.04 as may be reasonably requested by Beverly.

     SECTION 8.05 MATERIAL ADVERSE CHANGE. There shall not have occurred since December 31, 1996 any event, condition, change, occurrence or circumstance which has had or is reasonably likely to have, singly or in the aggregate, a Capstone Material Adverse Effect.

     SECTION 8.06 INTERIM QUARTERLY RESULTS. Capstone's unaudited consolidated results of operations for the interim period between January 1, 1997 and the end of the month immediately prior to the month in which the Effective Time occurs, shall not have materially declined compared to the forecasted results of operations provided by Capstone to Beverly prior to the date of this Agreement.

     SECTION 8.07 VOTING AGREEMENT. Concurrently with the execution of this Agreement; Counsel shall have entered into the Voting Agreement in the form attached as Exhibit B, and each such party shall have performed and complied with its obligations under the Voting Agreement.

     SECTION 8.08 REPAYMENT OF INDEBTEDNESS. The Pharmacy Subsidiaries shall have repaid to Beverly the Assumed Pharmacy Indebtedness described in Section 5.16(b) hereof.

     SECTION 8.09 AUDITORS' LETTER. Beverly shall have received from Capstone's independent auditors a letter dated the Closing Date confirming the matters set forth in the letter contemplated by Section 5.07(c).

                                   ARTICLE IX

                                    CLOSING

     SECTION 9.01 TIME AND PLACE. Subject to the provisions of Articles VI, VII, VIII and X, the closing of the Merger (the "Closing") shall take place at the offices of Giroir, Gregory, Holmes & Hoover, plc, Little Rock, Arkansas, or such other place as the parties may agree upon, as soon as practicable but in no event later than 9:30 A.M., local time, on the second business day after the date on which each of the conditions set forth in Articles VI, VII and VIII have been satisfied or waived by the party or parties entitled to the benefit of such conditions; or at such other place, at such other time, or on such other date as Capstone and Beverly may mutually agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

     SECTION 9.02 FILINGS AT THE CLOSING. Subject to the provisions of Articles VI, VII, VIII and X hereof, Beverly, and Capstone shall cause to be executed at the Closing the Certificate of Merger and shall cause the Certificate of Merger to be filed and recorded in accordance with the applicable provisions of the Delaware Act, and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

                                   ARTICLE X

                          TERMINATION AND ABANDONMENT

     SECTION 10.01 TERMINATION. This Agreement may be terminated and the Merger may be abandoned any time prior to the Effective Time, whether before or after approval by the stockholders of Beverly or Capstone:

          (a) by mutual consent of the Boards of Directors of Capstone and Beverly;

          (b) by either Capstone or Beverly if, without fault of such terminating party, the Merger shall not have been consummated on or before January 31, 1998, which date may be extended by mutual consent of the parties hereto; provided, that if the only conditions remaining to be satisfied on January 31, 1998 are (i) the receipt of a favorable private letter ruling from IRS regarding the Distribution, as contemplated by
     Section 8.09, (ii) the conditions expressed in Section 6.08 and (iii) the Distribution, and if any of such conditions shall not be waived by the party for whose benefit the condition is expressed, then the date on which either Capstone or Beverly may terminate this Agreement for failure of the Merger to be consummated in accordance with this Agreement shall be extended to and including April 30, 1998;

          (c) by either Capstone or Beverly, if any court of competent jurisdiction in the United States or other governmental body in the United States, other than at the request of the parties, or any affiliate thereof, seeking to terminate this Agreement pursuant to this clause (c), shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger or the Distribution, and such order, decree, ruling or other action shall have become final and nonappealable;

          (d) by either Capstone or Beverly, if the approval of a majority of the outstanding shares of Beverly Common Stock cast at the Beverly Special Meeting or any adjournment thereof is not obtained with respect to each of the Merger and the Distribution; or

          (e) by either Capstone or Beverly, if the approval of a majority of the outstanding shares of Capstone Common Stock cast at the Capstone Special Meeting or any adjournment thereof is not obtained with respect to the Merger.

     SECTION 10.02 TERMINATION BY CAPSTONE. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Capstone, at any time prior to the Effective Time, before or after the approval by the stockholders of Capstone, if (a) Beverly shall have failed to comply in any material respect with any of the covenants or agreements contained in Articles I and V of this Agreement to be complied with or performed by Beverly at or prior to such date of termination, (b) there exists a breach or breaches of any representation or warranty of Beverly contained in this Agreement or the Distribution Agreement such that the Closing condition set forth in Section 7.01 would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the Effective Time, such breaches shall not have been cured within 15 calendar days of delivery to Beverly of written notice of such breach or breaches, (c) Beverly shall have furnished or disclosed non-public information to, or commenced negotiations with, a third party with respect to a Pharmacy Acquisition Transaction or Beverly Business Combination Transaction (as hereinafter defined) or shall have resolved to do either of the foregoing and publicly disclosed such resolution, (d) the Board of Directors of Beverly shall have withdrawn, changed, modified in any manner or taken action inconsistent with its recommendation of the Distribution Agreement, the Distribution, this Agreement, the Merger or the other transactions contemplated hereby or thereby or shall have resolved to do any of the foregoing and publicly disclosed such resolution; or (e) a definitive agreement with respect to a Capstone Acquisition Transaction or Capstone Business Combination Transaction (as hereinafter defined) shall have been negotiated and Capstone's Board of Directors, after having received advice from its investment banker or bankers and outside counsel to Capstone, shall have determined in good faith that failure to terminate this Agreement would be inconsistent with the Board's fiduciary duties; provided, however, that two business days' prior written notice shall have been given to Beverly (which notice shall include the material terms and conditions, and financing arrangements of, and the identity of the third party proposing, the

Capstone Acquisition Transaction or Capstone Business Combination Transaction) and that prior to terminating this Agreement Capstone shall have made all the Capstone Payments required by the terms of Section 10.05(c) hereof.

     SECTION 10.03 TERMINATION BY BEVERLY. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of Beverly, by action of the Board of the Directors of Beverly, if (a) Capstone shall have failed to comply in any material respect with any of the covenants or agreements contained in Articles I and V of this Agreement to be complied with or performed by Capstone at or prior to such date of termination, (b) there exists a breach or breaches of any representation or warranty of Capstone contained in this Agreement such that the Closing conditions set forth in Section 8.01 would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the Effective Time, such breaches shall not have been cured within 15 calendar days of delivery to Capstone of written notice of such breach or breaches, (c) Capstone shall have furnished or disclosed non-public information to, or commenced negotiations with, a third party with respect to a Capstone Acquisition Transaction or Capstone Business Combination Transaction or shall have resolved to do either of the foregoing and publicly disclosed such resolution, (d) the Board of Directors of Capstone shall have withdrawn, changed, modified in any manner or taken action inconsistent with its recommendation of this Agreement and the Merger or shall have resolved to do any of the foregoing and publicly disclosed such resolution, (e) a definitive agreement with respect to a Pharmacy Acquisition Transaction or a Beverly Business Combination Transaction (as hereinafter defined) shall have been negotiated and Beverly's Board of Directors, after having received advice from its investment banker or bankers and outside counsel to Beverly, shall have determined in good faith that failure to terminate this Agreement would be inconsistent with the Board's fiduciary duties; provided, however, that two business days' prior written notice shall have been given to Capstone (which notice shall include the material terms and conditions, and financing arrangements of, and the identity of the third party proposing, the Pharmacy Acquisition Transaction or the Beverly Business Combination Transaction) and that prior to terminating this Agreement Beverly shall have made all the Beverly Payments required by the terms of Section 10.05(b) hereof; or (f) Counsel shall have breached its obligations pursuant to Section 1.2 of the Voting Agreement.

     SECTION 10.04 PROCEDURE FOR TERMINATION. In the event of termination and abandonment of the Merger by Capstone or Beverly pursuant to this Article X, written notice thereof shall forthwith be given to the other.

     SECTION 10.05  EFFECT OF TERMINATION AND ABANDONMENT.

     (a) In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article X, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in Section 5.11 and this Section 10.05, and except that nothing herein shall relieve any party from liability for any breach of this Agreement.

     (b) In the event of (i) a termination of this Agreement by Beverly pursuant to Section 10.01(b), or (c) or by either party hereto pursuant to Section 10.01(d) and if prior thereto any person shall have made a bona fide proposal concerning a Pharmacy Acquisition Transaction or a Beverly Business Combination Transaction or (ii) any termination of this Agreement by Capstone pursuant to
Section 10.02(a), (b), (c) or (d) or (iii) any termination of this Agreement by Beverly pursuant to Section 10.03(e), then Beverly shall promptly pay Capstone by wire transfer of immediately available funds to an account specified by Capstone up to $2,000,000 for all documented fees and expenses incurred by Capstone (including the fees and expenses of counsel, accountants, consultants and advisors) in connection with this Agreement and the transactions contemplated hereby (the "Beverly Expense Payments"). In the event of a termination of this Agreement by Beverly pursuant to Section 10.03(e), Beverly shall be obligated to pay Capstone an additional fee of $35,000,000 (the "Beverly Termination Payment"), payable in immediately available funds prior to and as a condition of such termination and entering into the transaction contemplated by such definitive agreement (the amount of such payments and the manner specified herein for making such payments being collectively called the "Beverly Payments"). To the extent a Beverly Termination Payment has not already become payable and been paid and if, prior to any termination described in clauses (i) or (ii) above, any person shall have submitted a bona fide proposal concerning a Pharmacy Acquisition Transaction or Beverly Business

Combination Transaction and within 18 months after the termination of this Agreement, Beverly or any of its Subsidiaries proposes to enter into a definitive agreement with a third party with respect to a Pharmacy Acquisition Transaction or Beverly Business Combination Transaction or a Pharmacy Acquisition Transaction or Beverly Business Combination Transaction is proposed to be effected, then Beverly, prior to entering into any such definitive agreement or any such Pharmacy Acquisition Transaction or Beverly Business Combination Transaction being effected, shall be obligated to pay Capstone an additional fee of $35,000,000 payable in immediately available funds prior to and as a condition of entering into such definitive agreement for a Pharmacy Acquisition Transaction or Beverly Business Combination Transaction, to an account specified by Capstone. As used in this Section 10.05, the term "Beverly Business Combination Transaction" shall mean any of the following involving Beverly or any Pharmacy Subsidiary that is material to the business, results of operation, prospects or financial condition of the Institutional Pharmacy Business taken as a whole: (1) any merger, consolidation, share exchange, business combination or other similar transaction (other than the Merger) which includes the Remaining Health Care Business; (2) any sale, lease, exchange, transfer or other disposition of 25% or more of the assets of Beverly (other than assets related to the Remaining Health Care Business) and its Pharmacy Subsidiaries, taken as a whole, in a single transaction or series of transactions; or (3) the acquisition by a person or entity, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 33 1/3% or more of Beverly Common Stock, whether by tender offer, exchange offer or otherwise. In the event that this Agreement is terminated without Closing, and Beverly either (i) subsequently distributes all or part of the stock ("spin-off") of PCA or its successors or any other entity primarily engaged in operating Beverly's Institutional Pharmacy Business, to Beverly stockholders pro rata, or (ii) engages an Underwriter with respect to a bona fide firm commitment underwriting concerning a public offering of securities of PCA or its successor or any other entity primarily engaged in operating Beverly's Institutional Pharmacy Business at any time after the date of this Agreement and within six (6) months after the termination of this Agreement, and (iii) a termination of this Agreement by Beverly occurs pursuant to Sections 10.01(b) or 10.01(c) or by either party hereto pursuant to Section 10.01(d), and such public offering occurs at any time within eighteen (18) months of such termination or such spin-off occurs within six (6) months after such termination, then Beverly shall cause the Beverly Termination Payment to be paid to Capstone concurrently with the consummation of such public offering or spin-off, as the case may be.

     (c) In the event of (i) a termination of this Agreement by Capstone pursuant to Section 10.01(b) or, (c) or by either party pursuant to Section 10.01(e) and if prior thereto any person shall have made a bona fide proposal concerning a Capstone Acquisition Transaction or Capstone Business Combination Transaction (as hereinafter defined) or (ii) any termination of this Agreement by Beverly pursuant to Section 10.03(a), (b), (c), (d) or (f) or (iii) any termination of this Agreement by Capstone pursuant to Section 10.02(e), then Capstone shall promptly pay Beverly by wire transfer of immediately available funds to an account specified by Beverly up to $2,000,000 for all documented fees and expenses incurred by Beverly (including the fees and expenses of counsel, accountants, consultants and advisors) in connection with this Agreement, the Distribution Agreement and the transactions contemplated hereby or thereby (the "Capstone Expense Payments"). In the event of a termination of this Agreement pursuant to Section 10.02(e), Capstone shall be obligated to pay Beverly an additional fee of $35,000,000 (the "Capstone Termination Payment"), payable in immediately available funds prior to and as a condition of such termination and entering into the Capstone Acquisition Transaction or Capstone Business Combination Transaction contemplated by such definitive agreement (the amount of such payments and the manner specified herein for making such payments being collectively called the "Capstone Payments"). To the extent a Capstone Termination Payment has not already become payable and been paid and if, prior to any termination described in clauses (i) or (ii) above, any person shall have submitted a bona fide proposal concerning a Capstone Business Combination Transaction and within 18 months after the termination of this Agreement, Capstone or any of its Subsidiaries proposes to enter into a definitive agreement with a third party with respect to a Capstone Acquisition Transaction Capstone or Capstone Business Combination Transaction or a Capstone Acquisition Transaction or Capstone Business Combination Transaction is proposed to be effected, then Capstone, prior to entering into any such definitive agreement or any such Capstone Acquisition Transaction or Capstone Business Combination Transaction being effected, shall be obligated to pay Beverly an additional fee of $35,000,000 payable by wire transfer of immediately available funds to an account specified by Beverly. As used in this Section 10.05, the term "Capstone Business Combination Transaction" shall mean any of the following involving Capstone or any Subsidiary that is material to the business, results of operation, prospects or financial condition of Capstone and its Subsidiaries taken as a whole: (1) any merger, consolidation, share exchange, business combination or other similar transaction (other than the Merger); (2) any sale, lease, exchange, transfer or other disposition of 25% or more of the assets of Capstone and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; or (3) the acquisition by a person or entity, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 33 1/3% or more of Capstone Common Stock, whether by tender offer, exchange offer or otherwise.

                                   ARTICLE XI

                                  DEFINITIONS

     SECTION 11.01 TERMS DEFINED IN THIS AGREEMENT. The following capitalized terms used herein shall have the meanings ascribed in the indicated sections.

Affiliates..................................................  4.07
Agreement...................................................  Preamble
Antitrust Division..........................................  5.07(a)
Assumed Pharmacy Indebtedness...............................  Distribution Agreement
Average Market Value........................................  2.04
Beverly.....................................................  Preamble
Beverly Acquisition Transaction.............................  5.03(a)
Beverly Business Combination Transaction....................  10.05(b)
Beverly Common Stock........................................  2.01(a)
Beverly Compensation and Benefit Plans......................  4.03(b)
Beverly Contracts...........................................  4.03(b)
Beverly Disclosure Statement................................  Article IV
Beverly Employee Benefit Plans..............................  4.27(c)
Beverly Expense Payments....................................  10.05(b)
Beverly Licenses............................................  4.08
Beverly Material Adverse Effect.............................  4.01
Beverly Option Plans........................................  4.15(a)
Beverly Options.............................................  4.15(a)
Beverly Pension Benefit Plans...............................  4.27(a)
Beverly Permitted Encumbrances..............................  4.19
Beverly Pharmacy Contracts..................................  4.32(b)
Beverly Preferred Stock.....................................  4.15(a)
Beverly SEC Reports.........................................  4.11(a)
Beverly Special Meeting.....................................  1.05(a)
Beverly Termination Payment.................................  10.05(b)
Beverly Welfare Plans.......................................  4.27(b)
Capstone....................................................  Preamble
Capstone Acquisition Transaction............................  5.04(a)
Capstone Balance Sheet......................................  3.18
Capstone Business Combination Transaction...................  10.02
Capstone Common Stock.......................................  2.01(a)
Capstone Compensation and Benefit Plans.....................  3.03(b)
Capstone Contracts..........................................  3.03(b)
Capstone Disclosure Statement...............................  Article III
Capstone Employee Benefit Plans.............................  3.26(c)

Capstone Expense Payments...................................  10.05(c)
Capstone Licenses...........................................  3.07
Capstone Material Adverse Effect............................  3.01
Capstone Option Plans.......................................  3.14(a)
Capstone Options............................................  3.14(a)
Capstone Pension Benefit Plans..............................  3.26(a)
Capstone Permitted Encumbrances.............................  3.18
Capstone Pharmacy Contracts.................................  3.31(b)
Capstone Preferred Stock....................................  3.14(a)
Capstone SEC Reports........................................  3.10(a)
Capstone Special Meeting....................................  1.05(b)
Capstone Termination Payment................................  10.05(c)
Capstone Warrant............................................  3.14(a)
Capstone Welfare Plans......................................  3.26(b)
CERCLA......................................................  3.27(d)
Certificates................................................  2.02(a)
circumstance (Capstone).....................................  3.01
circumstance (Beverly)......................................  4.01
Closing.....................................................  9.01
Closing Consideration.......................................  2.01(a)
Closing Date................................................  9.01
COBRA.......................................................  3.26(m)
Code........................................................  3.25
Constituent Corporations....................................  Preamble
Conversion Number...........................................  2.01(a)
Convertible Debentures......................................  4.15(a)
Counsel.....................................................  Recitals
Delaware Act................................................  1.01(a)
Distribution................................................  Recitals
Distribution Agreement......................................  Recitals
Employee Benefit Matters Agreement..........................  Distribution Agreement
Environment.................................................  3.27(h)(i)
Environmental Authorizations................................  3.27(a)
Environmental Laws..........................................  3.27(h)(ii)
Environmental Notice........................................  3.27(h)(iii)
ERISA.......................................................  3.26(a)
ERISA Affiliate.............................................  3.26(a)
Exchange Act................................................  3.08
FTC.........................................................  5.07(a)
Hazardous Material..........................................  3.27(h)(iv)
HSR Act.....................................................  3.03(a)
Institutional Pharmacy Liabilities..........................  Distribution Agreement
Intellectual Property Rights................................  3.24
IRS.........................................................  3.26(e)
Nasdaq......................................................  2.04
NBHI........................................................  Recitals
NBHI Registration Document..................................  4.09(b)
NBHI Stock..................................................  Recitals
PBGC........................................................  3.26(i)
Pharmacy Acquisition Transaction............................  5.03(a)
Pharmacy Subsidiaries.......................................  Distribution Agreement
Prospectus/Joint Proxy Statement............................  1.05(a)
Registration Statement......................................  3.08

Remaining Health Care Assets................................  Distribution Agreement
Remaining Health Care Business..............................  Distribution Agreement
Remaining Health Care Liabilities...........................  Distribution Agreement
Restructuring...............................................  Recitals
Rights......................................................  4.15(a)
Rights Agreement............................................  4.15(a)
SEC.........................................................  3.08
Securities Act..............................................  3.08
spin-off....................................................  10.05(b)
Tax or Taxes................................................  3.25
Tax Returns.................................................  3.25
Time of Distribution........................................  Distribution Agreement
Transferred Employees.......................................  2.03(a)
Voting Agreement............................................  Recitals

                                  ARTICLE XII

                                 MISCELLANEOUS

     SECTION 12.01 AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Capstone and Beverly at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that after this Agreement is adopted by the stockholders of Beverly or Capstone, no such amendment or modification shall change the amount or form of the Closing Consideration.

     SECTION 12.02 WAIVER OF COMPLIANCE; CONSENTS. Any failure of Capstone, on the one hand, or Beverly, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Beverly or Capstone, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 12.02.

     SECTION 12.03 SURVIVABILITY; INVESTIGATIONS. The respective representations and warranties of Capstone and Beverly contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto and shall not survive the Closing.

     SECTION 12.04 NOTICES. All notices and other communications hereunder shall be in writing and shall be delivered personally, by next-day courier or mailed by registered or certified mail (return receipt requested) with first class postage prepaid, or telecopied with written machine generated confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided, that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied, one day after delivery to a courier for next-day delivery, or three days after mailing, if deposited in the U.S. mail, first class postage prepaid.

        (a) if to Beverly, to
          Beverly Enterprises, Inc.
          5111 Rogers Avenue, Suite 40-A
          Fort Smith, AR 72919-1000
          ATTN: Scott M. Tabakin
          Telephone: (501) 484-8907
          Facsimile:  (501) 484-8489
        with copy to:

            Giroir, Gregory, Holmes & Hoover, plc
           111 Center Street, Suite 1900
           Little Rock, AR 72201
            ATTN: H. Watt Gregory, III, Esq.
           Telephone: (501) 372-3000
           Facsimile:  (501) 374-2380

        (b) if to Capstone, to
           Capstone Pharmacy Services, Inc.
           9901 East Valley Ranch Parkway
           Suite 3001
           Irving, TX 75063
           ATTN: R. Dirk Allison, President & CEO
           Telephone: (972) 401-1541
           Facsimile:  (972) 401-2972

        with copy to:

            Harwell Howard Hyne Gabbert & Manner, P.C.
           1800 First American Center
           315 Deaderick Street
           Nashville, TN 37238
            ATTN: Mark Manner, Esq.
           Telephone: (615) 256-0500
           Facsimile:  (615) 251-1057

     SECTION 12.05 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer any rights or remedies hereunder upon any other person except the parties hereto and, with respect to Section 5.10, the officers and directors of Beverly.

     SECTION 12.06 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

     SECTION 12.07 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     SECTION 12.08 SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect against a party hereto, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such judgment shall be made.

     SECTION 12.09 INTERPRETATION. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an association, a company, an unincorporated organization, a government or any department, political subdivision or agency thereof; and
(ii) the term "Subsidiary" of any specified corporation shall mean any corporation of which a majority of the outstanding securities having ordinary voting power to elect a majority of the board of directors is directly or indirectly beneficially owned by such specified corporation or any other person of which a majority of the equity interests therein is, directly or indirectly, owned by such specified corporation.

     SECTION 12.10 ENTIRE AGREEMENT. This Agreement, including the exhibits hereto and the documents and instruments referred to herein (including the Confidentiality Agreement dated December 10, 1996 between Capstone and Beverly), embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and the understandings between the parties with respect to such subject matter. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

     SECTION 12.11 CHOICE OF FORUM. Any litigation commenced by either party hereto or its successors and assigns and related to this Agreement may be maintained only in the United States District Court, District of Delaware or in a Delaware state court, and each party hereby irrevocably consents and submits for the purpose of such litigation to the jurisdiction of that federal or state court and irrevocably waives any objection the party may have based upon improper venue, forum non conveniens, or other similar doctrines or rules.

     IN WITNESS WHEREOF, Capstone and Beverly have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                            CAPSTONE PHARMACY SERVICES, INC.

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            BEVERLY ENTERPRISES, INC.

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                                                         ANNEX C

                       AGREEMENT AND PLAN OF DISTRIBUTION

                                  BY AND AMONG

                           BEVERLY ENTERPRISES, INC.

                           NEW BEVERLY HOLDINGS, INC.

                                      AND

                        CAPSTONE PHARMACY SERVICES, INC.

                                  DATED AS OF

                                 APRIL 15, 1997

                               TABLE OF CONTENTS

                                   ARTICLE I
                                  DEFINITIONS

Section 1.1   General.....................................................   C-4
Section 1.2   Incorporation of Merger Agreement Definitions...............   C-9
Section 1.3   References; Interpretation..................................   C-9

                                   ARTICLE II
             DISTRIBUTION AND OTHER TRANSACTIONS; CERTAIN COVENANTS

Section 2.1   Transfer of Assets and Liabilities..........................   C-9
       (a)    Certain Transactions........................................   C-9
       (b)    Exchange of Stock with Beverly..............................   C-9
       (c)    Charters; By-laws...........................................   C-9
       (d)    Directors; Officers.........................................   C-9
       (e)    Certain Licenses and Permits................................   C-9
       (f)    Transfer of Agreements......................................   C-9
       (g)    Services Agreement..........................................  C-10
       (h)    Delivery of Shares to Transfer Agent........................  C-10
       (i)    Assumed Pharmacy Indebtedness...............................  C-10
       (j)    Other Transactions..........................................  C-10
Section 2.2   Certain Financial and Other Arrangements....................  C-10
       (a)    Intercompany Accounts.......................................  C-10
       (b)    Operations in Ordinary Course...............................  C-11
Section 2.3   Assumption of Indebtedness; Payment or Provision for Certain
              Debts; Settlement of Expenses and Other Items...............  C-11
Section 2.4   Assumption and Satisfaction of Liabilities; Management
              Responsibility for Shared Liabilities; Obligations, Rights
              and Assets Relating to Shared Liabilities...................  C-12
Section 2.5   Resignations................................................  C-12
Section 2.6   Further Assurances..........................................  C-12
Section 2.7   No Representations or Warranties............................  C-13
Section 2.8   Guarantees..................................................  C-14
Section 2.9   Witness Services............................................  C-14
Section 2.10  Certain Post-Distribution Transactions......................  C-14
Section 2.11  Directors and Officers Liability Insurance..................  C-14
Section 2.12  Insurance...................................................  C-14
Section 2.13  Ancillary Agreements........................................  C-14
Section 2.14  Listing of Shares...........................................  C-15

                                  ARTICLE III
                                INDEMNIFICATION

Section 3.1   Indemnification by Beverly..................................  C-15
Section 3.2   Indemnification by NBHI.....................................  C-15
Section 3.3   Limitations on Indemnification Obligations..................  C-15
Section 3.4   Procedures for Indemnification..............................  C-15

Section 3.5   Indemnification Payments....................................  C-17
Section 3.6   Other Adjustments...........................................  C-17
Section 3.7   Survival of Indemnities.....................................  C-17

                                   ARTICLE IV
                             ACCESS TO INFORMATION

Section 4.1   Provision of Corporate Records..............................  C-17
Section 4.2   Access to Information.......................................  C-17
Section 4.3   Reimbursement; Other Matters................................  C-18
Section 4.4   Confidentiality.............................................  C-18

                                   ARTICLE V
                                   INSURANCE

Section 5.1   Policies and Rights Included Within Assets; Maintenance of
              Coverage....................................................  C-18
Section 5.2   Post-Distribution Date Claims Against NBHI..................  C-19
Section 5.3   Administration; Other Matters...............................  C-19
       (b)    Allocation of Insurance Proceeds............................  C-19
Section 5.4   Agreement for Waiver of Conflict and Shared Defense.........  C-19
Section 5.5   Cooperation.................................................  C-19

                                   ARTICLE VI
                               DISPUTE RESOLUTION

Section 6.1   Distribution Agreement Disputes.............................  C-19
Section 6.2   Arbitration in Accordance with American Arbitration
              Association Rules...........................................  C-20
Section 6.3   Final and Binding Awards....................................  C-20
Section 6.4   Costs of Arbitration........................................  C-20
Section 6.5   Settlement by Mutual Agreement..............................  C-20

                                  ARTICLE VII
                                 MISCELLANEOUS

Section 7.1   Complete Agreement; Construction............................  C-20
Section 7.2   Counterparts................................................  C-20
Section 7.3   Survival of Agreements......................................  C-20
Section 7.4   Notices.....................................................  C-20
Section 7.5   Waivers.....................................................  C-21
Section 7.6   Amendments..................................................  C-21
Section 7.7   Assignment..................................................  C-21
Section 7.8   Successors and Assigns......................................  C-21
Section 7.9   Termination.................................................  C-22
Section 7.10  Subsidiaries................................................  C-22
Section 7.11  Third Party Beneficiaries...................................  C-22
Section 7.12  Attorney Fees...............................................  C-22
Section 7.13  Title and Headings..........................................  C-22
Section 7.14  Schedules...................................................  C-22
Section 7.15  Specific Performance........................................  C-22
Section 7.16  Governing Law...............................................  C-22
Section 7.17  Severability................................................  C-22
Exhibit A --  Plan of Restructuring

                       AGREEMENT AND PLAN OF DISTRIBUTION

     THIS AGREEMENT AND PLAN OF DISTRIBUTION (the "Distribution Agreement"), dated as of April 15, 1997 by and among Beverly Enterprises, Inc., a Delaware corporation (the "Company" or "Beverly"), New Beverly Holdings, Inc., a Delaware corporation ("NBHI") and Capstone Pharmacy Services, Inc., a Delaware corporation ("Capstone").

                                  WITNESSETH:

     WHEREAS, the Company and Capstone Pharmacy Services, Inc., a Delaware corporation ("Capstone"), previously entered into an Agreement and Plan of Merger, dated as of April 15, 1997 (the "Merger Agreement"), providing for the merger (the "Merger") of the Company's Institutional Pharmacy Business with Capstone;

     WHEREAS, prior to the Effective Time (as defined in the Merger Agreement) of the Merger the Company intends to transfer its Remaining Health Care Business (as hereinafter defined) to NBHI in exchange for the issuance of shares of NBHI Common Stock;

     WHEREAS, the Company's Board of Directors, subject to the approval of the Company's stockholders, expects to complete the Distribution (as hereinafter defined) immediately prior to the Effective Time of the Merger; and

     WHEREAS, the purpose of the Distribution is to make possible the Merger by divesting the Company of the Remaining Health Care Business, with which Capstone is unwilling to merge, and this Distribution Agreement sets forth the various agreements between Beverly and NBHI relating to the separation of the Institutional Pharmacy Business from the Remaining Health Care Business.

     NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound (subject to shareholder approval), the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.1 GENERAL. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     "Accrued Interest Cost" shall mean, with respect to the Assumed Pharmacy Indebtedness, an amount equal to the Assumed Pharmacy Indebtedness multiplied by nine per cent (9%) per annum for the period between the date hereof and the Distribution Date.

     "Action" shall mean any action, suit, claim, arbitration, inquiry, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency, body or commission or any arbitration tribunal.

     "Affiliate" shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.

     "Ancillary Agreements" shall mean, collectively, all of the written agreements, instruments, understandings, assignments or other arrangements (other than this Distribution Agreement and the Merger Agreement) entered or to be entered into in connection with the transactions contemplated hereby, including, without limitation, the Transfer and Assumption Instruments, the Employee Benefit Matters Agreement, the Tax Allocation Agreement, the Interim Services Agreement and the Non-Competition Agreement, all in the respective forms attached hereto as exhibits, and as any of such agreements may be subsequently modified or amended, together with any additional or supplemental agreement entered into by the parties in connection with or to facilitate the Distribution; provided, however, that in no event shall any agreement constitute an

Ancillary Agreement or be further modified or amended unless consented to by each of Beverly, NBHI and Capstone.

     "Assignee" shall have the meaning as defined in Section 2.1(f)(ii).

     "Assumed Pharmacy Indebtedness" shall mean the principal sum of $275,000,000, which amount is included as part of the pro forma Institutional Pharmacy Liabilities in the Institutional Pharmacy Business Financial Statements set forth in the Beverly Disclosure Statement, and which amount is to be paid to Beverly by one or more of the Pharmacy Subsidiaries on or prior to the Distribution Date.

     "Beverly Common Stock" shall mean the common stock, $.10 par value, of Beverly.

     "Beverly Disclosure Statement" shall mean the Disclosure Statement delivered by Beverly to Capstone prior to or contemporaneously with Beverly's execution and delivery of the Merger Agreement.

     "Beverly Indemnitees" shall mean Beverly (and after the Effective Time of the Merger, Capstone as successor to Beverly), each Pharmacy Subsidiary, the directors and officers of Beverly and the Pharmacy Subsidiaries and each of the heirs, executors, successors and assigns of any of the foregoing.

     "Beverly Policy" or "Beverly Policies" shall mean any one or more Policies which are or at any time were maintained by or on behalf of or for the benefit or protection of Beverly or NBHI or any of their respective predecessors or Subsidiaries which relate to any Shared Liability, the Remaining Health Care Business or the Institutional Pharmacy Business, or current or past directors, officers, employees or agents of any of the foregoing businesses.

     "Capstone Common Stock" shall mean the common stock, $.01 par value, of Capstone.

     "Capstone Liabilities" shall mean Liabilities of Capstone, if any, under the Merger Agreement and this Agreement.

     "Claims Administration" shall mean the processing of claims made under the Beverly Policies, including, without limitation, the reporting of claims to the insurance carriers, as well as the management and defense of claims and providing for appropriate releases upon settlement of claims.

     "Code" shall mean the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder, including any successor legislation.

     "Commission" shall mean the Securities and Exchange Commission.

     "D&O Insurance Policies" shall have the meaning as defined in Section 2.11.

     "Distribution" shall mean the distribution on the Distribution Date to holders of record of shares of Beverly Common Stock as of the Distribution Record Date of the NBHI Common Stock owned by Beverly on the basis of one whole share of NBHI Common Stock for each outstanding whole share of Beverly Common Stock.

     "Distribution Agreement Dispute" shall have the meaning as defined in
Article VI.

     "Distribution Date" shall mean such date as may hereafter be determined by Beverly's Board of Directors as the date on which the Distribution shall be effected.

     "Distribution Record Date" shall mean such date as may hereafter be determined by Beverly's Board of Directors as the record date for determining the stockholders of Beverly entitled to receive the Distribution.

     "Employee Benefit Matters Agreement" shall mean that certain Employee Benefit Matters Agreement to be dated as of the Distribution Date among Beverly, NBHI and Capstone, setting forth the manner in which various employee benefit plans and entitlements will be treated in connection with the Distribution.

     "Indemnifiable Losses" shall mean any and all losses, Liabilities, claims, damages, penalties, fines, demands, awards and judgments, including reasonable costs and expenses (including, without limitation, attorneys' fees and any and all out-of-pocket expenses) whatsoever reasonably incurred in investigating, preparing for or defending against any Actions or potential Actions involving an Indemnifiable Loss, incurred by an Indemnitee.

     "Indemnifying Party" shall have the meaning as defined in Section 3.3.

     "Indemnitee" shall have the meaning as defined in Section 3.3.

     "Institutional Pharmacy Assets" shall mean, collectively, all the rights and assets of Beverly and its Subsidiaries that are used primarily in the conduct of the Institutional Pharmacy Business, including, without limitation,
(i) the assets included on the balance sheet dated as of December 31, 1996, forming part of the Institutional Pharmacy Business Financial Statements, prepared on a pro forma basis to give effect to the Distribution and included in the Beverly Disclosure Statement attached to the Merger Agreement, and not disposed of in the ordinary course of business prior to the Distribution Date,
(ii) any assets acquired by Beverly or any of its Subsidiaries that are used primarily in the conduct of the Institutional Pharmacy Business from December 31, 1996 to the Distribution Date and not disposed of in the ordinary course of business, (iii) all the outstanding capital stock or other interests of Beverly in the Subsidiaries listed on Schedule 1.1(b) and (iv) rights arising pursuant to the Beverly Policies to the extent set forth in Article V hereof. Notwithstanding the foregoing, the Institutional Pharmacy Assets shall not include any assets retained by or to be transferred to NBHI or any of the NBHI Subsidiaries, or intended to be so retained or transferred, as the case may be, pursuant to the terms of the Merger Agreement, this Distribution Agreement or any Ancillary Agreement.

     "Institutional Pharmacy Business" shall mean the business of providing pharmaceutical products and services by Beverly through its Pharmacy Subsidiaries (including but not limited to Medicare Part B services and supplies), primarily to health care institutions, including but not limited to certain sub-acute and long-term health care facilities forming part of the Remaining Health Care Business conducted by Beverly.

     "Institutional Pharmacy Liabilities" shall mean, collectively: (i) the Liabilities included on the balance sheet dated as of December 31, 1996, forming part of the Institutional Pharmacy Business Financial Statements, prepared on a pro forma basis to give effect to the Distribution and included in the Beverly Disclosure Statement attached to the Merger Agreement, and any Liabilities of the same kind or nature incurred by Beverly or any of its Subsidiaries relating primarily to or arising primarily in connection with the conduct of the Institutional Pharmacy Business from December 31, 1996 to the Distribution Date, other than indebtedness for borrowed money (except as may otherwise be permitted elsewhere herein or in the Merger Agreement to be shown as an Institutional Pharmacy Liability); (ii) all the Liabilities of Beverly and the Pharmacy Subsidiaries, if any, under this Distribution Agreement and any of the Ancillary Agreements, other than as set forth in Section 3.2(c), (iii) all the Liabilities of Beverly or its Subsidiaries (whenever arising, whether prior to, at or following the Distribution Date) to the extent the Liabilities arise out of or in connection with or otherwise relate primarily to (a) the management or conduct before or after the Distribution Date of the Institutional Pharmacy Business or (b) any properties owned, leased, operated or otherwise used primarily in the conduct of the Institutional Pharmacy Business at any time;
(iv) the Assumed Pharmacy Indebtedness, together with any other indebtedness outstanding at the Distribution Date that is described on Schedule 2.3; (v) the Pharmacy Employment, Compensation and Benefit Obligations (hereinafter defined) (the Liabilities listed in clauses (i) through (v) above are collectively referred to as the "True Beverly Liabilities") and (vi) one-half (1/2) of the amount of all Shared Liabilities unless otherwise allocated in this Distribution Agreement.

     "Insurance Administration" shall mean, with respect to each Beverly Policy, the accounting for Insurance Proceeds, premiums, defense costs, indemnity payments, deductibles and retentions, as appropriate, under the terms and conditions of each of the Beverly Policies; and the report to excess insurance carriers of any losses or claims which may cause the per occurrence, per claim or aggregate limits of any Beverly Policy to be exceeded, and the distribution of Insurance Proceeds as contemplated by this Distribution Agreement.

     "Insurance Proceeds" shall mean those monies (i) received by an insured from an insurance carrier or (ii) paid by an insurance carrier on behalf of an insured.

     "Insured Claims" shall mean those Liabilities that, individually or in the aggregate, are covered within the terms and conditions of any of the Beverly Policies, whether or not subject to deductibles, co-insurance, uncollectability or premium adjustments, but only to the extent that such Liabilities are within applicable Beverly Policy limits, including aggregates.

     "Liabilities" shall mean any and all debts, liabilities and obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including, without limitation, those debts, liabilities and obligations arising under any law, rule, regulation, Action, order or consent decree of any court, any governmental or other regulatory or administrative agency or commission or any award of any arbitration tribunal, and those arising under any contract, guarantee, commitment or undertaking.

     "NBHI Common Stock" shall mean the common stock, $.10 par value, of NBHI.

     "NBHI Indemnitees" shall mean NBHI, each NBHI Subsidiary, the directors and officers of NBHI and the NBHI Subsidiaries and each of the heirs, executors, successors and assigns of any of the foregoing.

     "NBHI Subsidiaries" shall mean all of the subsidiaries of Beverly other than NBHI and the Pharmacy Subsidiaries, including, without limitation, those Subsidiaries listed on Schedule 1.1(a) hereto.

     "Person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an association, a company, an unincorporated organization, a government or any department, political subdivision or agency thereof.

     "Pharmacy Employment, Compensation and Benefit Obligations" shall mean all employment, compensation and benefit agreements, arrangement and plans relating to employees or former employees of the Institutional Pharmacy Business, including without limitation all employment contracts, change of control agreements, severance and indemnity agreements or arrangements with such employees or former employees; all employee benefit plans (or portions of plans) maintained for the benefit of such employees or former employees; and all grants and awards (including performance awards) under any Stock Incentive, Long Term Incentive and Stock Option Plans relating to such employees or former employees.

     "Pharmacy Subsidiaries" shall mean those subsidiaries of Beverly listed on
Schedule 1.1(b) hereto, together with any entities acquired by Beverly or any of the Pharmacy Subsidiaries as part of Beverly's growth plans with respect to the Institutional Pharmacy Business between the date of this Agreement and the Distribution Date.

     "Policy" or "Policies" shall mean any or all insurance policies and insurance contracts of any kind (other than life and benefits policies or contracts), including, without limitation, primary, excess and umbrella policies, comprehensive general liability, fiduciary liability, automobile, aircraft, property and casualty, environmental, workers' compensation and employee dishonesty insurance policies and bonds and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

     "Prospectus/Joint Proxy Statement" shall mean the Prospectus/Joint Proxy Statement contained in the Registration Statement on Form S-4 relating to the shares of Capstone Common Stock to be issued in connection with the Merger and sent to the holders of shares of Beverly Common Stock and Capstone Common Stock in connection with obtaining Beverly and Capstone stockholder approval of, among other things, the Distribution and the Merger, including any amendment or supplement thereto.

     "Records" shall have the meaning as defined in Section 4.1(a).

     "Remaining Health Care Assets" shall mean, collectively, all the rights and assets of Beverly and its Subsidiaries immediately prior to the Distribution Date that are not Institutional Pharmacy Assets, including, without limitation,
(i) all outstanding capital stock or other interests of Beverly in the Beverly Subsidiaries listed on Schedule 1.1(a), (ii) the right to the name "Beverly" and the other trademarks, trade names, logos, symbols and similar marks listed in
Schedule 1.1(d) and (iii) rights arising pursuant to the Beverly Policies to the extent set forth in Article V hereof. Notwithstanding the foregoing, the Remaining Health Care Assets shall not include any assets to be transferred to or retained by Beverly or any of the Pharmacy Subsidiaries pursuant to the terms of any Ancillary Agreement.

     "Remaining Health Care Business" shall mean the long-term acute care, hospice, sub-acute, exempt hospital and skilled nursing facilities, rehabilitation therapy and consulting services, home health care, assisted living, physician practice management and other health care and related services and businesses, other than the Institutional Pharmacy Business, conducted by Beverly, NBHI and their respective Subsidiaries and successors.

     "Remaining Health Care Liabilities" shall mean, collectively, (i) all of the Liabilities of Beverly and its Subsidiaries immediately prior to the Distribution on the Distribution Date other than the Institutional Pharmacy Liabilities, (ii) all the Liabilities of NBHI and the NBHI Subsidiaries, if any, under this Distribution Agreement and any of the Ancillary Agreements, (iii) Liabilities of Beverly, if any, under the Merger Agreement (the Liabilities listed in clauses (i) through (iii) above being collectively referred to as the "True NBHI Liabilities") and (iv) one-half (1/2) of the amount of all Shared Liabilities unless otherwise allocated in this Distribution Agreement. .

     "Services Agreement" shall mean the Interim Services Agreement to be dated as of the Distribution Date by and between NBHI, Beverly and Capstone, pursuant to which NBHI shall provide on an interim basis, during a reasonable transition period following the Distribution, for the benefit of Capstone as the successor to Beverly, such services (at fair market value) as may be requested from time to time by Capstone as were provided on a centralized basis by Beverly for the benefit of Beverly and its Subsidiaries prior to the Distribution.

     "Settling Party" shall have the meaning as defined in Section 2.4(b).

     "Shared Liability" means any Liability of the parties hereto or their respective Subsidiaries (whether arising prior to, on or following the Distribution Date) (i) which is not a True Beverly Liability, True NBHI Liability or Capstone Liability or (ii) the responsibility for which is separately allocated between Beverly and NBHI in this Distribution Agreement or the Ancillary Agreements. Shared Liability includes, without limitation, the Shared Liabilities listed on Schedule 1.1(c) hereto.

     "Solicitation" shall have the meaning set forth in Section 2.3(b).

     "Subsidiary" shall mean any Person of which another Person (i) owns, directly or indirectly, ownership interests sufficient to elect a majority of the Board of Directors (or persons performing similar functions (irrespective of whether at the time any other class or classes of ownership interests of such Person shall or might have such voting power upon the occurrence of any contingency) or (ii) is a general partner or an entity performing similar functions (e.g., a trustee).

     "Tax" or "Taxes" shall mean all federal, state, local and foreign taxes, duties, levies, charges and assessments of any nature, including social security payments and deductibles relating to wages, salaries and benefits and payments to subcontractors (to the extent required under applicable Tax law), and also including all interest, penalties and additions imposed with respect to such amounts.

     "Tax Allocation Agreement" shall mean the Tax Allocation and
Indemnification Agreement to be dated as of the Distribution Date among Beverly and NBHI and the other Subsidiaries of Beverly named therein.

     "Third Party Claim" shall have the meaning as set forth in Section 3.4.

     "Time of Distribution" shall mean the time on the Distribution Date as of which the Distribution is effective, and unless otherwise agreed between the parties, shall be immediately prior to the Effective Time.

     "Transfer Agent" shall mean The Bank of New York, and its successors and assigns.

     "Transfer and Assumption Instruments" shall mean, collectively, the various agreements, instruments and other documents to be entered into among or between any of Beverly, NBHI, the Pharmacy Subsidiaries and the NBHI Subsidiaries and approved by Capstone (which approval shall not be unreasonably withheld) to effect the transfer of assets and the assumption of Liabilities relating to the Remaining Health Care

Business and the Institutional Pharmacy Business in the manner contemplated by this Distribution Agreement, including, without limitation, real estate transfer documents and leases and all other instruments, documents and agreements delivered in accordance with Section 2.6 hereof.

     "True Beverly Liabilities" shall have the meaning as set forth under "Institutional Pharmacy Liabilities."

     "True NBHI Liabilities" shall have the meaning as set forth under "Remaining Health Care Liabilities."

     SECTION 1.2 INCORPORATION OF MERGER AGREEMENT DEFINITIONS. Except where otherwise defined herein, capitalized terms used herein shall have the same definitions as such terms have in the Merger Agreement.

     SECTION 1.3 REFERENCES; INTERPRETATION. References to a "Schedule" or an "Exhibit" are, unless otherwise specified, to one of the Schedules or Exhibits attached to this Distribution Agreement, and references to a "Section" are, unless otherwise specified, to one of the Sections of this Distribution Agreement.

                                   ARTICLE II

             DISTRIBUTION AND OTHER TRANSACTIONS; CERTAIN COVENANTS

     SECTION 2.1  TRANSFER OF ASSETS AND LIABILITIES.

     (a) Certain Transactions. On or prior to the Distribution Date Beverly shall, on behalf of itself and its Subsidiaries, transfer to NBHI all of Beverly's right, title and interest in the Remaining Health Care Assets in the manner contemplated by the internal restructuring plan attached hereto as Exhibit A and incorporated herein by reference (the "Restructuring") and, as between NBHI and Beverly, NBHI or its Subsidiaries shall assume and be responsible for the Remaining Health Care Liabilities.

     (b) Exchange of Stock with Beverly. On or prior to the Distribution Date NBHI shall issue to Beverly, in exchange for the contribution to NBHI of the Remaining Health Care Assets, such number of shares of NBHI Common Stock as shall be required to effect the Distribution, as certified by the Transfer Agent. In connection therewith Beverly shall deliver to NBHI for cancellation the share certificate currently held by Beverly representing shares of NBHI Common Stock.

     (c) Charters; By-laws. On or prior to the date of filing of the NBHI Registration Document with the Commission, all necessary actions shall have been taken to provide for the adoption of the form of Certificate of Incorporation and Bylaws filed or to be filed by NBHI with the Commission.

     (d) Directors; Officers. On or prior to the Distribution Date, Beverly, as the sole stockholder of NBHI, (i) shall have taken all necessary action by written consent to elect to the Board of Directors of NBHI, the individuals to be identified in the Prospectus/Joint Proxy Statement as directors of NBHI, effective upon the Distribution, and (ii) shall have caused the directors of NBHI to elect as officers of NBHI the individuals to be identified in the Prospectus/Joint Proxy Statement as the officers of NBHI, effective upon the Distribution.

     (e) Certain Licenses and Permits. On or prior to the Distribution Date or as soon as reasonably practicable thereafter, all transferable licenses, permits and authorizations issued by governmental or regulatory entities which relate to the Remaining Health Care Business but which are held in the name of Beverly or any of the Pharmacy Subsidiaries, shall be duly and validly transferred by Beverly (or such Pharmacy Subsidiaries) to NBHI or such NBHI Subsidiary as NBHI may designate.

     (f) Transfer of Agreements.

          (i) On or prior to the Distribution Date, subject to the limitations set forth in this Section 2.1(f), Beverly will, and it will cause the Pharmacy Subsidiaries to, assign, transfer and convey to NBHI or such NBHI Subsidiary as NBHI may designate, all of Beverly's or such Pharmacy Subsidiary's respective right, title and interest in and to any and all agreements that do not relate primarily to the Institutional Pharmacy Business, to the extent such agreements were not previously so transferred in connection with the transactions contemplated by Sections 2.1(a) and 2.1(b) hereof.

          (ii) The assignee of any agreement assigned in whole or in part hereunder (an "Assignee") shall assume and agree to pay, perform, and fully discharge all obligations of the assignor under such agreement and shall indemnify the assignor against any and all liabilities in connection therewith.

          (iii) Notwithstanding anything in this Distribution Agreement to the contrary, this Distribution Agreement shall not constitute an agreement to assign any agreement, in whole or in part, or any rights thereunder if the agreement to assign or any attempted assignment, without the consent of a third party, would constitute a breach thereof or in any way adversely affect the rights of the Assignee thereof; provided, however, that the provisions of Section 2.6 shall be applicable thereto.

     (g) Services Agreement. On or prior to the Distribution Date, Beverly and NBHI will execute and deliver the Services Agreement setting forth the terms upon which NBHI shall, subsequent to the Distribution Date, provide such centralized office and staff support services to Beverly (and Capstone as the successor to Beverly) as may be determined by the parties to be appropriate and as may be requested by Capstone from time to time during the transition after the Distribution Date until such time (not to exceed the term established in such agreement) as Capstone, as the successor to Beverly, shall no longer require such services.

     (h) Delivery of Shares to Transfer Agent. Beverly shall deliver to the Transfer Agent on or prior to the Distribution Date the share certificates representing the shares of NBHI Common Stock issued to Beverly by NBHI pursuant to Section 2.1(b), and shall instruct the Transfer Agent to distribute, on or as soon as practicable following the Distribution Date, such NBHI Common Stock to holders of record of shares of Beverly Common Stock on the Distribution Record Date as further contemplated by the Prospectus/Joint Proxy Statement and herein. NBHI shall provide all share certificates that the Transfer Agent shall require in order to effect the Distribution.

     (i) Assumed Pharmacy Indebtedness. On or prior to the Distribution Date, Beverly and the Pharmacy Subsidiaries shall cause the Assumed Pharmacy Indebtedness to be separately incurred by the Pharmacy Subsidiaries, pursuant to agreements and instruments approved by Beverly, the appropriate Pharmacy Subsidiaries, NBHI, Capstone and the appropriate lenders, and the Pharmacy Subsidiaries shall borrow sufficient funds from third party lenders to pay to Beverly in full, prior to the Distribution, an amount equal to the Assumed Pharmacy Indebtedness and the Accrued Interest Cost.

     (j) Other Transactions.

          (i) On or prior to the Distribution Date, Beverly will, and it will cause the Pharmacy Subsidiaries to, assign, transfer and convey to NBHI (or such NBHI Subsidiary as NBHI may direct) all of Beverly's right, title and interest in and to (a) all items of Beverly's intellectual property except for those items listed on Schedule 2.1(j), which shall be retained by Beverly and (b) all real estate leases, utility accounts, trade organization memberships, vendor service contracts, warranty contracts and items of a similar nature except for those items listed on Schedule 2.1(j), which shall be retained by Beverly.

          (ii) On or prior to the Distribution Date, Beverly and the Pharmacy Subsidiaries shall take or cause to be taken such action as shall be necessary to assign and transfer all pending litigation, arbitration, mediation and matters of a similar nature ("Pending Litigation Matters") to NBHI or such NBHI Subsidiary as NBHI may designate, including, without limitation, instructing counsel of record to enter appropriate motions or pleadings to accomplish the foregoing, except for such Pending Litigation Matters which involve the Institutional Pharmacy Business, which shall be retained by Beverly. NBHI and Beverly will each indemnify the other against any and all Liabilities incurred in connection with any of the Pending Litigation Matters for which it is responsible pursuant to this Section 2(j)(ii) following the Time of Distribution, and each of Beverly and NBHI shall, subsequent to the Distribution Date, be solely responsible for the prosecution, defense, settlement or other conduct of Pending Litigation Matters as are to be retained by each of them pursuant to this Section 2(j)(ii).

     SECTION 2.2  CERTAIN FINANCIAL AND OTHER ARRANGEMENTS.

     (a) Intercompany Accounts. At the Time of Distribution, all intercompany receivables, payables and loans (other than receivables, payables, loans, debits and credits otherwise specifically provided for in any of the Ancillary Agreements or hereunder, including but not limited to the Assumed Pharmacy Indebtedness and related Accrued Interest Cost and the other payments to be made pursuant to Section 2.3(c)), including, without limitation, in respect of any cash balances, any cash balances representing deposited checks or drafts for which only a provisional credit has been allowed or any cash held in any centralized cash management system, between Beverly and any of its Subsidiaries (other than the Pharmacy Subsidiaries), on the one hand, and the Pharmacy Subsidiaries, on the other hand, shall be netted out, in each case in such manner and amount as may be agreed in writing by duly authorized representatives of Beverly, Capstone and NBHI; and (i) the resulting net balance due, if any, from the Pharmacy Subsidiaries to Beverly and any of its Subsidiaries (other than the Pharmacy Subsidiaries) shall be contributed to the appropriate Pharmacy Subsidiaries as additional capital; and (ii) the resulting net balance due, if any, from Beverly and any of its Subsidiaries (other than the Pharmacy Subsidiaries) shall be distributed to Beverly as a dividend.

     (b) Operations in Ordinary Course. Each of Beverly and NBHI covenants and agrees that, except as otherwise provided in any the Merger Agreement, this Distribution Agreement or any Ancillary Agreement, during the period from the date of this Distribution Agreement through the Distribution Date, it will, and will cause any entity that is a Subsidiary of such party at any time during such period to, conduct its business in a manner substantially consistent with current and past operating practices and in the ordinary course, including, without limitation, with respect to the payment and administration of accounts payable and the collection and administration of accounts receivable, the purchase of capital assets and equipment, the management of inventories, cash management practices, the allocation of interest, corporate overhead, costs of legal, insurance and other centralized functions and shall, at all times prior to the Distribution Date, conduct its business in a manner consistent with the provisions of Section 5.01 of the Merger Agreement.

     SECTION 2.3 ASSUMPTION OF INDEBTEDNESS; PAYMENT OR PROVISION FOR CERTAIN DEBTS; SETTLEMENT OF EXPENSES AND OTHER ITEMS.

     (a) Beverly and NBHI shall take such action as shall be necessary or appropriate to cause NBHI or the appropriate NBHI Subsidiary to assume all of the items of Beverly's consolidated indebtedness other than (i) the Assumed Pharmacy Indebtedness and related Accrued Interest Cost, (ii) the Closing Debt (as defined in Section 2.3(d), (iii) other permitted indebtedness constituting Institutional Pharmacy Liabilities and (iv) those capital leases and other items, if any, listed on Schedule 2.3(a).

     (b) Prior to the Time of Distribution, Beverly, and after the Time of Distribution, NBHI, shall pay or cause to be paid, or otherwise provide for by bond, indemnification or other appropriate assurances, in each case, satisfactory to Capstone, to the extent Beverly or NBHI is unable to effect releases of Beverly and the Pharmacy Subsidiaries from liability thereunder, all Beverly or NBHI indebtedness or other non-contingent liabilities as to which Beverly or any of the Pharmacy Subsidiaries is a direct obligor, other than the Assumed Pharmacy Indebtedness and Institutional Pharmacy Liabilities.

     (c) In connection with accomplishing the various transactions contemplated by the Merger Agreement, this Distribution Agreement and the Ancillary Agreements, NBHI shall provide an accounting to Capstone of the settlement of the intercompany accounts described in Section 2.2(a) as soon as reasonably practicable following the Effective Time of the Merger. To the extent that the aggregate cash collected by Beverly from the Pharmacy Subsidiaries during the period from the date of this Agreement to the Distribution Date, is greater than the sum of (i) the Assumed Pharmacy Indebtedness and the related Accrued Interest Cost, (ii) Beverly's normal management fees collected from the Pharmacy Subsidiaries during such period in amounts consistent with past practices in the ordinary course of business, and (iii) the Closing Debt pursuant to the provisions of Section 2.3(d) hereof (collectively, the "Beverly Interim Period Cash Entitlements"), then NBHI shall reimburse Capstone for the amount in excess of the Beverly Interim Period Cash Entitlements. To the extent that the amount of Beverly Interim Period Cash Entitlements is in excess of the aggregate cash collected by Beverly from the Pharmacy Subsidiaries during the period from the date of this Agreement to the Distribution Date, Capstone shall reimburse NBHI for the amount of such difference.

     (d) Prior to or contemporaneously with the accounting described in Section 2.3(c), representatives of Capstone and NBHI shall determine jointly the amount of Beverly's indebtedness incurred in connection with the acquisition of Institutional Pharmacy Businesses approved by Capstone during the period commencing on

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

the date of this Agreement and ending at the Distribution Date, which amount shall be in addition to the Assumed Pharmacy Indebtedness (such foregoing amounts exclusive of the Assumed Pharmacy Indebtedness are referred to collectively as "Closing Debt"). NBHI shall be reimbursed for the Closing Debt pursuant and subject to the provisions of Section 2.3(c).

     (e) Settlement of amounts payable between Capstone and NBHI pursuant to
Section 2.3(c) shall be made within one business day after the parties shall have approved the net amount to be paid, by wire transfer of immediately available funds to an account designated by the person entitled to receive such payment.

     SECTION 2.4 ASSUMPTION AND SATISFACTION OF LIABILITIES; MANAGEMENT RESPONSIBILITY FOR SHARED LIABILITIES; OBLIGATIONS, RIGHTS AND ASSETS RELATING TO SHARED LIABILITIES.

     (a) Except as otherwise specifically set forth in any Ancillary Agreement, at all times from and after the Time of Distribution, (i) Beverly shall, and shall cause the Pharmacy Subsidiaries and any and all successors and assigns to assume, pay, perform and discharge all Institutional Pharmacy Liabilities as and when due, (ii) Capstone shall, and shall cause any and all successors and assigns to assume, pay, perform and discharge all Capstone Liabilities as and when due, and (ii) NBHI shall, and shall cause the NBHI Subsidiaries and any and all successors and assigns to assume, pay, perform and discharge all Remaining Health Care Liabilities as and when due.

     (b) NBHI and Beverly (and Capstone as successor to Beverly) shall each direct its own defense of any Shared Liability at its own expense; provided, however, that (i) each party shall provide the other with copies of all pleading, motions, items of correspondence and other documentation pertaining to any Shared Liability contemporaneously with the first release of any such material and (ii) no party hereto (or its successor) will admit any liability with respect to, or settle, compromise or discharge, any Shared Liability without the other party's prior written consent (which consent shall not be unreasonably withheld) except as hereinafter provided. Any party seeking to settle, compromise or discharge a Shared Liability (a "Settling Party") shall have the right to settle, compromise or discharge a Shared Liability without the other party's consent if the Settling Party releases the non-settling party from any obligation in respect of the Settling Party's portion of such Shared Liability and indemnifies the non-settling party against any and all liabilities in connection therewith and such settlement, compromise or discharge would not otherwise adversely affect the non-settling party.

     (c) Upon the compromise, settlement or other resolution of any Shared Liability, except as otherwise provided in the last sentence of clause (b) of this Section 2.4, NBHI and Beverly (and Capstone as the successor to Beverly) shall share in any obligation or liability arising as a result thereof in the same proportion in which the Shared Liability is shared. The parties hereto shall share in any rights and assets (including, without limitation, recoveries, claims, rights of subrogation and proceeds of asset sales) that relate to Shared Liabilities in the same proportion in which the related Shared Liability is shared.

     SECTION 2.5 RESIGNATIONS. Beverly shall cause all its officers who shall not continue as employees of NBHI subsequent to the Distribution Date to resign, effective as of the Distribution Date, from all positions as directors or officers of NBHI or as officers or directors of any NBHI Subsidiary in which they serve. NBHI shall cause all its officers who shall not continue as employees of Beverly subsequent to the Distribution Date to resign, effective as of the Distribution Date, from all positions as directors or officers of Beverly or as officers or directors of any Pharmacy Subsidiary in which they serve.

     SECTION 2.6  FURTHER ASSURANCES.

     (a) In case at any time after the Distribution Date any further action is reasonably necessary or desirable to carry out the purposes of this Distribution Agreement and the Ancillary Agreements, the proper officers of each party to this Distribution Agreement shall take, or cause the proper officers of their respective Subsidiaries to take, all such necessary action. Without limiting the foregoing, Capstone, Beverly and NBHI shall, and shall cause their respective Subsidiaries to, use their commercially reasonable efforts to obtain all required consents and approvals of third parties, to enter into all amendatory agreements and to make all filings and applications that may be required for the consummation of the transactions contemplated by this

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

Distribution Agreement, the Merger Agreement and the Ancillary Agreements, including, without limitation, all applicable governmental and regulatory filings.

     (b) In the event that subsequent to the Distribution Date, Beverly (or Capstone as successor to Beverly) or any Pharmacy Subsidiaries shall either (i) receive written notice from NBHI that certain assets or Liabilities of Beverly or any Pharmacy Subsidiaries which properly constitute Remaining Health Care Assets or Remaining Health Care Liabilities were not transferred to NBHI on or prior to the Distribution Date or (ii) determine that certain assets or Liabilities of Beverly or any Pharmacy Subsidiaries which properly constitute Remaining Health Care Assets or Remaining Health Care Liabilities were not transferred to NBHI on or prior to the Distribution Date, then as promptly as practical thereafter, Beverly shall, and shall cause the Pharmacy Subsidiaries to, take all steps reasonably necessary to (A) transfer and deliver any and all of such assets to NBHI without the payment by NBHI of any consideration therefor or (B) assign and transfer any and all such Liabilities to NBHI which shall assume and discharge the same without payment to or by Beverly of any consideration in respect thereof. In the event that, subsequent to the Distribution Date, NBHI or any NBHI Subsidiaries shall either (i) receive written notice from Beverly or any of the Pharmacy Subsidiaries that certain assets or Liabilities were transferred to NBHI which properly constitute Institutional Pharmacy Assets or Institutional Pharmacy Liabilities or (ii) determine that certain assets or Liabilities were transferred to NBHI which properly constitute Institutional Pharmacy Assets or Institutional Pharmacy Liabilities were transferred to NBHI, then as promptly as practicable thereafter, NBHI shall, and shall cause the NBHI Subsidiaries to, take all steps reasonably necessary to (A) transfer and deliver any and all such assets to Beverly or the Pharmacy Subsidiaries without the payment by Beverly of any consideration therefor or (B) assign and transfer any and all such liabilities to Beverly which shall assume and discharge the same without payment to or by NBHI of any consideration in respect thereof.

     (c) Nothing in this Distribution Agreement shall be deemed to require the transfer of any assets or the assumption of any Liabilities which by their terms or operation of law cannot be transferred; provided, however, that the parties hereto and their respective Subsidiaries shall cooperate to seek to obtain any necessary consents or approvals for the transfer of all assets and Liabilities contemplated to be transferred pursuant to this Article II. In the event that any such transfer of assets or Liabilities has not been consummated as of the Distribution Date, from and after the Distribution Date the party retaining such asset shall hold such asset in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto, with the party retaining such asset to be promptly reimbursed all reasonable expenses incurred in holding such asset) or retain such Liability for the account of the party by whom such Liability is to be assumed pursuant hereto, as the case may be (at the expense of the party by which such Liability is to be assessed, with the party retaining such Liability to be promptly reimbursed all reasonable expenses incurred in retaining such Liability), and take such other action as may be reasonably requested by the party to whom such asset is to be transferred, or by whom such Liability is to be assumed, as the case may be, in order to place such party, insofar as is reasonably possible, in the same position as would have existed had such asset or Liability been transferred as contemplated hereby. As and when any such asset or Liability becomes transferable, such transfer shall be effected forthwith. As of the Distribution Date, each party hereto shall be deemed to have acquired complete and sole beneficial ownership over all of the assets held by it, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Distribution Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such party is entitled to acquire or required to assume pursuant to the terms of this Distribution Agreement. Notwithstanding anything to the contrary contained herein, Capstone shall have no Liability under this Agreement if the Merger does not occur.

     SECTION 2.7 NO REPRESENTATIONS OR WARRANTIES. Each of the parties hereto understands and agrees that, except as otherwise expressly provided in the Merger Agreement, no party hereto is, in this Distribution Agreement or in any other agreement or document contemplated by this Distribution Agreement or otherwise, making any representation or warranty whatsoever, including, without limitation, as to title, value or legal sufficiency. It is also agreed and understood that all assets either transferred to or retained by the parties, as the case may be, shall be "as is, where is" and that (subject to Section 2.6) the party to which such assets are to be transferred hereunder shall bear economic and legal risk that any conveyances of such assets shall prove

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to be insufficient or that such party's or any Subsidiary's title to any such assets shall be other than good and marketable and free from encumbrances.

     SECTION 2.8 GUARANTEES. Except as otherwise specified in any Ancillary Agreement, each of Beverly and NBHI shall use its best reasonable efforts to have, on or prior to the Distribution Date, or as soon as practicable thereafter, (a) Beverly and any of the Pharmacy Subsidiaries removed as guarantor of or obligor for any Remaining Health Care Liability and (b) NBHI and any of the NBHI Subsidiaries removed as a guarantor of or obligor for any Institutional Pharmacy Liability.

     SECTION 2.9 WITNESS SERVICES. At all times from and after the Distribution Date, each of Beverly and NBHI shall use their commercially reasonable efforts to make available to the other, upon reasonable written request, its and its Subsidiaries' officers, directors, employees and agents as witnesses to the extent that (a) such persons may reasonably be required in connection with the prosecution or defense of any Action in which the requesting party may from time to time be involved and (b) there is no conflict of interest in the Action between the requesting party and Beverly or NBHI, as applicable. A party providing witness services to the other party under this Section shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses and direct costs of employees who are witnesses, as may be reasonably incurred in providing such witness services.

     SECTION 2.10  CERTAIN POST-DISTRIBUTION TRANSACTIONS.

     (a) Beverly (and Capstone as Beverly's successor) shall comply and otherwise not take any action inconsistent with each representation, covenant and statement made, or to be made, to Beverly's tax counsel in connection with such firm's rendering of an opinion to Beverly and NBHI as to certain tax aspects of the Distribution.

     (b) NBHI shall comply with and otherwise not take any action inconsistent with each representation, covenant and statement made, or to be made, to NBHI's tax counsel in connection with such firm's rendering of an opinion to Beverly and NBHI as to certain tax aspects of the Distribution.

     SECTION 2.11 DIRECTORS AND OFFICERS LIABILITY INSURANCE. From and after the Distribution Date to the sixth anniversary of the Distribution Date, Beverly (and Capstone as the successor to Beverly) will maintain in full force and effect in such manner as is contemplated by Section 5.10 of the Merger Agreement, all indemnification agreements, charter and by-law provisions and Beverly Policies providing directors and officers liability insurance ("D&O Insurance Policies") (or, through the purchase of a runoff policy, the full benefits and coverage of such D&O Insurance Policies) and shall not consent to any amendment of the terms of such agreements, provisions or policies that may be adverse to any persons covered by such insurance except as may otherwise be permitted by Section 5.10 of the Merger Agreement. All premium costs associated or incurred in connection with obtaining and maintaining the D&O Policies or runoff policy, as applicable, shall be deemed a Shared Liability, the allocation for payment of which is set forth on Schedule 1.1(c) hereto. The provisions of this Section 2.11 are intended for the benefit of, and shall be enforced by, each of the persons covered by the D&O Insurance Policies.

     SECTION 2.12 INSURANCE. Except as contemplated by Article V hereof and the Merger Agreement, any and all omnibus coverage of Beverly and its Subsidiaries as it applies to the Institutional Pharmacy Business under Beverly Policies will terminate (and will not be replaced) as of the Time of Distribution, and from and after the Time of Distribution NBHI shall operate pursuant to such continuing coverage as the Board of Directors of NBHI may deem necessary or appropriate for the Remaining Health Care Business.

     SECTION 2.13 ANCILLARY AGREEMENTS. Effective as of the Distribution Date, each of Beverly and NBHI shall enter into, and/or (where applicable) shall cause their respective Subsidiaries to enter into, the Ancillary Agreements and, subject to Capstone's prior approval, which shall not be unreasonably withheld, any other agreements in respect of the Distribution reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

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

     SECTION 2.14 LISTING OF SHARES. Beverly shall use its reasonable best efforts to list the shares of NBHI Common Stock to be issued pursuant to the Distribution on the New York Stock Exchange, subject to official notice of issuance, or to have such shares designated as a national market system security on the interdealer quotation system by the National Association of Securities Dealers, Inc.

                                  ARTICLE III

                                INDEMNIFICATION

     SECTION 3.1 INDEMNIFICATION BY BEVERLY. Subsequent to the Distribution Date, except as otherwise specifically set forth in any provision of this Distribution Agreement or of any Ancillary Agreement, Beverly (and Capstone as Beverly's successor) shall indemnify, defend and hold harmless the NBHI Indemnitees from and against any and all Indemnifiable Losses of the NBHI Indemnitees arising out of, by reason of or otherwise in connection with (a) the Institutional Pharmacy Liabilities, (b) the breach, whether before or after the Distribution Date, by Beverly or the Pharmacy Subsidiaries of any provision of this Distribution Agreement or any Ancillary Agreement or (c) any Capstone Liabilities.

     SECTION 3.2 INDEMNIFICATION BY NBHI. Subsequent to the Distribution Date, except as otherwise specifically set forth in any provision of this Distribution Agreement or of any Ancillary Agreement, NBHI shall indemnify, defend and hold harmless the Beverly Indemnitees from and against any and all Indemnifiable Losses of the Beverly Indemnitees arising out of, by reason of or otherwise in connection with (a) the Remaining Health Care Liabilities, (b) the breach, whether before or after the Distribution Date, by NBHI or the NBHI Subsidiaries of any provision of this Distribution Agreement or any Ancillary Agreement, or
(c) the NBHI Registration Document (as defined in the Merger Agreement) that shall be prepared by NBHI and filed with the Commission pertaining to the registration of the NBHI Common Stock to be issued in the Distribution.

     SECTION 3.3  LIMITATIONS ON INDEMNIFICATION OBLIGATIONS.

     (a) The amount that any party (an "Indemnifying Party") is or may be required to pay to any other person (an "Indemnitee") pursuant to Section 3.1 or
Section 3.2, as applicable, shall be reduced (retroactively or prospectively) by any Insurance Proceeds or other amounts actually recovered by or on behalf of such Indemnitee in respect of the related Indemnifiable Loss. If an Indemnitee shall have received the payment required by this Distribution Agreement from an Indemnifying Party in respect of an Indemnifiable Loss and shall subsequently receive Insurance Proceeds or other amounts in respect of such Indemnifiable Loss, then such Indemnitee shall pay to such Indemnifying Party a sum equal to the amount of such Insurance Proceeds or other amounts actually received, up to the aggregate amount of any payments received from such Indemnifying Party pursuant to this Distribution Agreement in respect of such Indemnifiable Loss.

     (b) Any loss, liability, claim, damage, demand, cost or expense relating to or arising out of information contained in the Prospectus/Joint Proxy Statement that does not specifically relate to either Capstone, on the one hand, or NBHI or Beverly, on the other hand, shall constitute a Shared Liability for purposes of this Distribution Agreement and no party hereto or its successor shall be entitled to indemnification in respect thereof.

     SECTION 3.4  PROCEDURES FOR INDEMNIFICATION.

     (a) If a claim or demand is made against an Indemnitee by any person, other than Capstone, who is not a party to this Distribution Agreement (a "Third Party Claim") as to which such Indemnitee is entitled to indemnification pursuant to this Distribution Agreement, such Indemnitee shall notify the Indemnifying Party in writing, and in reasonable detail, of the Third Party Claim promptly (and in any event within 20 business days) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that failure to give such notification within such 20 business day period shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnitee failed to give such notice). Thereafter, the Indemnitee shall deliver to the

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

Indemnifying Party, promptly (and in any event within 20 business days) after the Indemnitee's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

     (b) If a Third Party Claim is made against an Indemnitee, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses and acknowledges in writing its obligation to indemnify the Indemnitee therefor, to assume the defense thereof with counsel selected by the Indemnifying Party; provided that such counsel is not reasonably objected to by the Indemnitee. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnitee for legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof except as otherwise expressly provided for in Section 2.9 of this Distribution Agreement. If the Indemnifying Party assumes such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnitee (i) for any period during which the Indemnifying Party has failed to assume the defense thereof (other than during the 20 business day period prior to the time the Indemnitee shall have given notice of the Third Party Claim as provided above) or (ii) in the event the Indemnitee reasonably determines, based on the advice of its counsel that there shall exist a conflict of interest between the Indemnitee and the Indemnifying Party or that there are defenses available to the Indemnitee that are not available to the Indemnifying Party, the effect of which shall be to make it impractical for the Indemnitee and the Indemnifying Party to be jointly represented by the same counsel, in which case the Indemnifying Party shall be liable for the fees and expenses of one counsel for all Indemnitees in any single or series of related Actions. If the Indemnifying Party so elects to assume the defense of any Third Party Claim, the Indemnitee shall cooperate with the Indemnifying Party in the defense or prosecution thereof.

     (c) If the Indemnifying Party acknowledges in writing liability for indemnification of a Third Party Claim, then in no event will the Indemnitee admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the Indemnifying Party's prior written consent; provided, however, that the Indemnitee shall have the right to settle, compromise or discharge such Third Party Claim without the consent of the Indemnifying Party if the Indemnitee releases the Indemnifying Party from its indemnification obligation hereunder with respect to such Third Party Claim and such settlement, compromise or discharge would not otherwise adversely affect the Indemnifying Party. If the Indemnifying Party acknowledges in writing liability for indemnification of a Third Party Claim, the Indemnitee will agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend that by its terms (i) obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, (ii) releases the Indemnitee completely in connection with such Third Party Claim and (iii) would not otherwise adversely affect the Indemnitee; provided, however, that the Indemnitee may refuse to agree to any such settlement, compromise or discharge and may assume the defense of such Third Party Claim if the Indemnitee agrees (A) that the Indemnifying Party's indemnification obligation with respect to such Third Party Claim shall not exceed the amount that would have been required to be paid by or on behalf of the Indemnifying Party in connection with such settlement, compromise or discharge and (B) to assume all costs and expenses thereafter incurred in connection with the defense of such Third Party Claim (other than those contemplated by subclause (A) herein above).

     (d) Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnitee in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief other than money damages against the Indemnitee which the Indemnitee reasonably determines, based on the advice of its counsel, cannot be separated from any related claim for money damages. If such equitable or other relief portion of the Third Party Claim can be so separated from the claim for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

     SECTION 3.5  INDEMNIFICATION PAYMENTS. Indemnification required by this
Article III shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or loss, liability, claim, damage or expense is incurred.

     SECTION 3.6  OTHER ADJUSTMENTS.

     (a) The amount of any Indemnifiable Loss shall be (i) increased to take into account any net Tax cost actually incurred by the Indemnitee arising from any payments received from the Indemnifying Party (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit or recovery of insurance proceeds actually realized by the Indemnitee arising from the incurrence or payment of any such Indemnifiable Loss. In computing the amount of such Tax cost or Tax benefit, the Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any payment with respect to an Indemnifiable Loss or the incurrence or payment of any Indemnifiable Loss.

     (b) In addition to any adjustments required pursuant to Section 3.3 hereof or clause (a) of this Section 3.6, if the amount of any Indemnifiable Loss shall, at any time subsequent to the payment required by this Distribution Agreement, be reduced by recovery, settlement or otherwise, the amount of such reduction, less any expenses incurred in connection therewith, shall promptly be repaid by the Indemnitee to the Indemnifying Party, up to the aggregate amount of any payments received from such Indemnifying Party pursuant to this Distribution Agreement in respect of such Indemnifiable Loss.

     SECTION 3.7 SURVIVAL OF INDEMNITIES. The obligations of Beverly and NBHI under this Article III shall survive the sale or other transfer by either of them of any assets or businesses or the assignment by either of them of any Liabilities, with respect to any Indemnifiable Loss of any Indemnitee related to such assets, businesses or Liabilities and shall be binding on the successors and assigns of all, or substantially all, of their respective assets and business.

                                   ARTICLE IV

                             ACCESS TO INFORMATION

     SECTION 4.1  PROVISION OF CORPORATE RECORDS.

     (a) Unless otherwise specified in the procedures set forth in Schedule 4.3(b) hereto, after the Distribution Date, upon the prior written request by NBHI for specific and identified agreements, documents, books, records or files (collectively, "Records") relating to or affecting NBHI, Beverly shall arrange, as soon as reasonably practicable following the receipt of such request, for the provision of appropriate copies of such Records (or the originals thereof if NBHI has a reasonable need for such originals) in the possession of Beverly or any of its Subsidiaries, but only to the extent such items are not already in the possession of NBHI.

     (b) Unless otherwise specified in the procedures set forth in Schedule 4.3(b) hereto, after the Distribution Date, upon the prior written request by Beverly for specific and identified Records relating to or affecting Beverly or any Pharmacy Subsidiary, NBHI shall arrange, as soon as reasonably practicable following the receipt of such request, for the provision of appropriate copies of such Records (or the originals thereof if Beverly has a reasonable need for such originals) in the possession of NBHI or any of its Subsidiaries, but only to the extent such items are not already in the possession of Beverly.

     SECTION 4.2  ACCESS TO INFORMATION.

     (a) Unless otherwise specified in the procedures set forth in Schedule 4.3(b) hereto, from and after the Distribution Date, each of Beverly and NBHI shall afford to the other and its authorized accountants, counsel and other designated representatives reasonable access during normal business hours, subject to appropriate restrictions for classified, privileged or confidential information, to the personnel, properties, books and records of such party and its Subsidiaries insofar as such access is reasonably required by the other party.

     (b) Each of Beverly and NBHI shall afford to the other access during normal business hours to their respective properties, subject to appropriate restrictions and limitations, and will consult and cooperate with each other for the purpose of conducting air, water or soil testing reasonably necessary in connection with the determination and fulfillment of indemnification obligations or in connection with Shared Liabilities under this Distribution Agreement.

     SECTION 4.3  REIMBURSEMENT; OTHER MATTERS.

     (a) Except to the extent otherwise contemplated by any Ancillary Agreement and except as limited by any indemnification obligation set forth in this Distribution Agreement, a party providing Records or access to information or properties under this Article IV shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses, as may be reasonably incurred in providing such Records or access to information or properties.

     (b) The parties hereto shall comply with those document retention policies as shall be set forth in Schedule 4.3(b) hereto.

     SECTION 4.4 CONFIDENTIALITY. Each of (a) Beverly and the Pharmacy Subsidiaries and (b) NBHI and the NBHI Subsidiaries shall not use or permit the use of (without the prior written consent of the other) and shall hold, and shall cause its consultants and advisors to hold, in strict confidence, all information concerning the other party in its possession, its custody or under its control (except to the extent that (i) such information has been in the public domain through no fault of such party or (ii) such information has been later lawfully acquired from other sources by such party or (iii) this Distribution Agreement or any other Ancillary Agreement or any other agreement entered into pursuant hereto permits the use or disclosure of such information) to the extent such information (A) relates to the period up to the Distribution Date, (B) relates to any Ancillary Agreement or (C) is obtained in the course of performing pursuant to any Ancillary Agreement, and each party shall not (without the prior written consent of the other) otherwise release or disclose such information to any other person, except such party's auditors, consultants or attorneys, unless compelled to disclose such information by judicial or administrative process or unless such disclosure is required by law and such party has used commercially reasonable efforts to consult with the other affected party prior to such disclosure. To the extent that a party hereto is compelled by judicial or administrative process to disclose such information under circumstances in which any evidentiary privilege would be available, such party agrees to assert (or permit the other party a commercially reasonable opportunity to assert) such privilege in good faith prior to making such disclosure. Each of the parties hereto agrees to consult with the other party in connection with any such judicial or administrative process, including, without limitation, in determining whether any privilege is available, and further agrees to allow such other party and its counsel to participate in any hearing or other proceeding (including, without limitation, any appeal of an initial order to disclose) in respect of such disclosure and assertion of privilege.

                                   ARTICLE V

                                   INSURANCE

     SECTION 5.1 POLICIES AND RIGHTS INCLUDED WITHIN ASSETS; MAINTENANCE OF COVERAGE.

     (a) The Remaining Health Care Assets shall include any and all rights of an insured party under each of the Beverly Policies, subject to the terms of such Beverly Policies and any limitations or obligations of NBHI contemplated by this
Article V, specifically including rights of indemnity and the right to be defended by or at the expense of the insurer, with respect to all claims, suits, actions, proceedings, injuries, losses, liabilities, damages and expenses incurred or claimed to have been incurred prior to the Distribution Date by any party in or in connection with the conduct of the Remaining Health Care Business which claims are asserted subsequent to the Distribution Date.

     (b) Except as otherwise agreed to in writing between Beverly and NBHI (which agreement shall be acknowledged and consented to by Capstone), Beverly shall maintain in effect until the Distribution Date all Beverly Policies (as renewed consistent with past practice) in effect as of the date hereof and the insurance coverages and limits will be maintained at substantially the same levels as are reflected on the schedule of

Beverly Policies attached hereto as Schedule 5.1(b). Subsequent to the Distribution Date, the parties hereto will be responsible for maintaining their respective risk management programs.

     SECTION 5.2 POST-DISTRIBUTION DATE CLAIMS AGAINST NBHI. If, subsequent to the Time of Distribution, any person shall assert a claim against NBHI or any of the NBHI Subsidiaries (including, without limitation, where NBHI or the NBHI Subsidiaries are co-defendants with other persons) with respect to any claim, suit, action, proceeding, injury, loss, liability, damage or expense incurred or claimed to have been incurred prior to the Time of Distribution in or in connection with the conduct of the Remaining Health Care Business, and which claim, suit, action, proceeding, injury, loss, liability, damage or expense may arise out of an insured or insurable occurrence under one or more of the Beverly Policies, Beverly shall, at the time such claim is asserted, to the extent any such Beverly Policy may require that Insurance Proceeds thereunder be collected directly by the party against whom the Insured Claim is asserted, be deemed to designate, without need of further documentation, NBHI as the agent and attorney-in-fact to assert and to collect any related Insurance Proceeds under such Beverly Policy, and shall further be deemed to assign, without need of further documentation, to NBHI any and all rights of an insured party under such Beverly Policy with respect to such asserted claim, specifically including rights of indemnity and the right to be defended by or at the expense of the insurer and the right to any applicable Insurance Proceeds thereunder.

     SECTION 5.3  ADMINISTRATION; OTHER MATTERS.

     (a) From and after the Time of Distribution, NBHI shall be responsible for
(i) Insurance Administration of the Beverly Policies as related to the Remaining Health Care Business and (ii) Claims Administration under such Beverly Policies with respect to Remaining Health Care Liabilities that relate to claims asserted prior to the Distribution Date. NBHI shall be responsible for any premiums, deductibles and retentions in respect of such Beverly Policies as related to the Remaining Health Care Business, and the cost of any such claims shall be the sole responsibility and obligation of NBHI, including, without limitation, claims (and related costs and expenses) that exceed the limits of the applicable Beverly Policy or where the limits of the applicable Beverly Policy have been exhausted, and any resulting actuarial gains or losses shall inure solely to NBHI.

     (b) Allocation of Insurance Proceeds. Insurance Proceeds received with respect to claims, costs and expenses under the Beverly Policies shall be paid to NBHI.

     SECTION 5.4 AGREEMENT FOR WAIVER OF CONFLICT AND SHARED DEFENSE. With respect to any claims asserted subsequent to the Time of Distribution that relate to occurrences prior to the Time of Distribution arising out of or in connection with the Institutional Pharmacy Business if Beverly and NBHI are named as co-defendants in respect of such claim then, at the election of NBHI, the Claims Administration relating thereto will be shared equally by Beverly and NBHI and any waiver of a conflict of interest necessary to the conduct of the joint defense shall be deemed waived. Nothing in this Section 5.4 shall be construed to limit or otherwise alter in any way the obligations of the parties to this Distribution Agreement, including those created by this Distribution Agreement, the Merger Agreement, by operation of law or otherwise.

     SECTION 5.5 COOPERATION. The parties agree to use their commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Agreement.

                                   ARTICLE VI

                               DISPUTE RESOLUTION

     SECTION 6.1 DISTRIBUTION AGREEMENT DISPUTES. In the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Distribution Agreement or otherwise arising out of, or in any way related to this Distribution Agreement, including, without limitation, any claim based on contract, tort, statute or constitution (singly, a "Distribution Agreement Dispute" and collectively, "Distribution Agreement Disputes"), the party asserting the Distribution Agreement Dispute shall give written notice to the other party of the existence and nature of such Distribution Agreement Dispute. Thereafter, the general counsels (or other designated representatives) of the respective parties shall negotiate in good faith for a period no less than 60 days after the date of the notice in an attempt to settle such Distribution Agreement Dispute. If after such 60 calendar day period such representatives are unable to settle such Distribution Agreement Dispute, any party hereto may commence arbitration by giving written notice to all other party that such Distribution Agreement Dispute has been referred to the American Arbitration Association for arbitration in accordance with the provisions of this Article.

     SECTION 6.2 ARBITRATION IN ACCORDANCE WITH AMERICAN ARBITRATION ASSOCIATION RULES. All Distribution Agreement Disputes shall be settled by arbitration in Dallas, Texas, before a single arbitrator in accordance with the rules of the American Arbitration Association (the "Rules"). The arbitrator shall be selected by the mutual agreement of all parties, but if they do not so agree within twenty (20) days after the date of the notice of arbitration referred to above, the selection shall be made pursuant to the Rules from the panels of arbitrators maintained by the American Arbitration Association. The arbitrator shall be an individual with substantial professional experience with regard to resolving or settling sophisticated commercial disputes.

     SECTION 6.3 FINAL AND BINDING AWARDS. Any award rendered by the arbitrator shall be conclusive and binding upon the parties hereto; provided, however, that any such award shall be accompanied by a written opinion of the arbitrator giving the reasons for the award. This provision for arbitration shall be specifically enforceable by the parties and the decision of the arbitrator in accordance therewith shall be final and binding, and there shall be no right of appeal therefrom. The parties agree to comply with any award made in any such arbitration proceedings that has become final in accordance with the Rules, and agree to the entry of a judgment in any jurisdiction upon any award rendered in such proceedings becoming final under the Rules.

     SECTION 6.4 COSTS OF ARBITRATION. In the award the arbitrator shall allocate, in his or her discretion, among the parties to the arbitration all costs of the arbitration, including, without limitation, the fees and expenses of the arbitrator and reasonable attorneys' fees, costs and expert witness expenses of the parties. Absent such an allocation by the arbitrator, each party shall pay its own expenses of arbitration, and the expenses of the arbitrator shall be equally shared.

     SECTION 6.5 SETTLEMENT BY MUTUAL AGREEMENT. Nothing contained in this Article shall prevent the parties from settling any Distribution Agreement Dispute by mutual agreement at any time.

                                  ARTICLE VII

                                 MISCELLANEOUS

     SECTION 7.1 COMPLETE AGREEMENT; CONSTRUCTION. This Distribution Agreement, including the Schedules and the Ancillary Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all previous negotiations, commitments and writings with respect to such subject matter. In the event of any inconsistency between this Distribution Agreement and any Schedule hereto, the Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of this Distribution Agreement and the Schedules and the provisions of (i) the Merger Agreement, the Merger Agreement shall control and (ii) an Ancillary Agreement, such Ancillary Agreement shall control; provided, however, that the provisions of this Distribution Agreement shall govern in the event of and to the extent of any conflict between the provisions of this Distribution Agreement and the provisions of the Transfer and Assumption Instruments.

     SECTION 7.2 COUNTERPARTS. This Distribution Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 7.3 SURVIVAL OF AGREEMENTS. Except as otherwise contemplated by this Distribution Agreement, all covenants and agreements of the parties contained in this Distribution Agreement shall survive the Distribution Date.

     SECTION 7.4 NOTICES. All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by voice or automatic machine generated confirmation) to the parties at the following address (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

       To Beverly (before the Distribution Date) or NBHI:
        c/o Beverly Enterprises, Inc.
        5111 Rogers Avenue, Suite 40-A
        Fort Smith, AR 72919-1000
        Attention: Chairman of the Board
        Telephone: (501) 452-6712
        Facsimile: (501) 452-5131

       with a copy to:

        Giroir, Gregory, Holmes & Hoover, plc
        111 Center Street, Suite 1900
        Little Rock, Arkansas 72201
        Attention: H. Watt Gregory, III
        Telephone: (501) 372-3000
        Facsimile: (501) 374-2380

        To Beverly (after the Distribution Date) or Capstone:
        Capstone Pharmacy Services, Inc.
        9901 East Valley Ranch Parkway, Suite 3001
        Irving, TX 75063
        Attention: R. Dirk Allison, President & CEO
        Telephone: (972) 401-1541
        Facsimile: (972) 401-2972

        with a copy to:

        Harwell, Howard, Hyne, Gabbert & Manner, P.C.
        1800 First American Center
        315 Deaderick Street
        Nashville, TN 37238
        Attention: Mark Manner
        Telephone: (615) 256-0500
        Facsimile: (615) 251-1059

     SECTION 7.5 WAIVERS. The failure of either party to require strict performance by the other party of any provision in this Distribution Agreement will not waive or diminish that party's right to demand strict performance thereafter of that or any other provision hereof.

     SECTION 7.6 AMENDMENTS. Subject to the terms of Section 7.9 hereof, this Distribution Agreement and the Ancillary Agreements may not be modified or amended except by an agreement in writing signed by the parties and, for so long as the Merger Agreement shall be in effect, approved by Capstone.

     SECTION 7.7 ASSIGNMENT. This Distribution Agreement shall be assignable in whole in connection with a merger or consolidation or the sale of all or substantially all the assets of a party hereto. Otherwise this Distribution Agreement shall not be assignable, in whole or in part, directly or indirectly, by any party hereto without the prior written consent of the other party, and any attempt to assign any rights or obligations arising under this Distribution Agreement without such consent shall be void.

     SECTION 7.8 SUCCESSORS AND ASSIGNS. The provisions of this Distribution Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns, including, without limitation, Capstone.

     SECTION 7.9  TERMINATION. This Agreement (including, without limitation,
Section 2.11 and Article III hereof) may be terminated and the Distribution may be amended, modified or abandoned at any time prior to the Distribution by and in the sole discretion of Beverly without the approval of NBHI or the stockholders of Beverly. In the event of such termination, no party shall have any liability of any kind to any other party or any other person. After the Distribution, this Distribution Agreement may not be terminated except by an agreement in writing signed by the parties; provided, however, that Section 2.11 shall not be terminated or amended after the Distribution in respect of the third party beneficiaries thereto without the consent of such persons.

     SECTION 7.10 SUBSIDIARIES. Each of the parties hereto shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such party or by any entity that is contemplated to be a Subsidiary of such party on and after the Distribution Date.

     SECTION 7.11 THIRD PARTY BENEFICIARIES. The parties expressly acknowledge that at the Effective Time Beverly will be merged with and into Capstone, all obligations of Beverly hereunder shall become obligations of Capstone, and actions of Beverly hereunder to be taken after the Distribution Date shall be taken by Capstone. Except as provided in Section 2.11 relating to directors' and officers' liability insurance, this Distribution Agreement is solely for the benefit of the parties hereto and their respective Subsidiaries and Affiliates and permitted successors and assigns and shall not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Distribution Agreement.

     SECTION 7.12 ATTORNEY FEES. Except as contemplated by an arbitrator's decision pursuant to Article VI hereof, a party in breach of this Distribution Agreement shall, on demand, indemnify and hold harmless the other party hereto for and against all reasonable out-of-pocket expenses, including, without limitation, reasonable legal fees, incurred by such other party by reason of the enforcement and protection of its rights under this Distribution Agreement. The payment of such expenses is in addition to any other relief to which such other party may be entitled hereunder or otherwise.

     SECTION 7.13 TITLE AND HEADINGS. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Distribution Agreement.

     SECTION 7.14 SCHEDULES. The Schedules shall be construed with and as an integral part of this Distribution Agreement to the same extent as if the same had been set forth verbatim herein.

     SECTION 7.15 SPECIFIC PERFORMANCE. Each of the parties hereto acknowledges that there is no adequate remedy at law for failure by such parties to comply with the provisions of this Distribution Agreement and that such failure would cause immediate harm that would not be adequately compensable in damages, and therefore agree that their agreements contained herein may be specifically enforced without the requirement of posting a bond or other security, in addition to all other remedies available to the parties hereto under this Distribution Agreement.

     SECTION 7.16 GOVERNING LAW. This Distribution Agreement shall be governed by and construed in accordance with the laws of the state of Delaware applicable to contracts executed in and to be performed in that state.

     SECTION 7.17 SEVERABILITY. In the event any one or more of the provisions contained in this Distribution Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which shall, to the greatest extent possible, approximate that of the invalid, illegal or unenforceable provisions.

     IN WITNESS WHEREOF, the parties have caused this Distribution Agreement to be duly executed as of the day and year first written above.

                                            BEVERLY ENTERPRISES, INC.

                                            By:

                                              ----------------------------------
                                              Name:
                                              Title:

                                            NEW BEVERLY HOLDINGS, INC.

                                            By:

                                              ----------------------------------
                                              Name:
                                              Title:

                                            CAPSTONE PHARMACY SERVICES, INC.

                                            By:

                                              ----------------------------------
                                              Name:
                                              Title:

                                                                         ANNEX D
                           [MERRILL LYNCH LETTERHEAD]

                                                                  April 15, 1997

Board of Directors
Beverly Enterprises, Inc.
1200 South Waldron Road
Fort Smith, AR 72903

Members of the Board:

     You have informed us that Beverly Enterprises, Inc. (the "Company"), New Beverly Holdings, Inc., a wholly owned subsidiary of the Company ("NBHI"), and Capstone Pharmacy Services, Inc. ("Capstone") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which, after the completion of the Restructuring and Distribution described below, the Company will be merged (the "Merger") with and into Capstone. In the Merger, each outstanding share of common stock, $.10 par value, of the Company (the "Company Common Stock") will be converted into the right to receive a number, expressed to four decimal places, (the "Exchange Ratio") of newly issued shares of common stock, $.01 par value, of Capstone (the "Capstone Common Stock") equal to the quotient of 50,000,000 divided by the number of shares of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger.

     You have also informed us that prior to the Merger the Company will restructure its assets and businesses (the "Restructuring") pursuant to an Agreement and Plan of Distribution (the "Distribution Agreement") which provides for the company to transfer all of its assets and liabilities other than those relating primarily to the institutional pharmacy business of the Company and its subsidiaries to NBHI, and for the Company to distribute the common stock of NBHI to its stockholders (the "Distribution").

     You have asked us whether, in our opinion, the Exchange Ratio in the Merger is fair to the holders of the Company Common Stock from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information that we deemed relevant relating to the Company and Capstone and the respective industries in which they operate;

          (2) Reviewed certain information, including financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company (after giving effect to the Restructuring and the Distribution) and Capstone, as well as the amount and timing of the cost savings, related expenses and synergies expected to result from the Merger (the "Expected Synergies"), furnished to us by the Company and Capstone;

          (3) Conducted discussions with members of senior management and representatives of the Company and Capstone concerning the businesses and prospects of the Company (after giving effect to the Restructuring and the Distribution) and Capstone, including after giving effect to the Merger;

          (4) Reviewed the historical market prices and trading activity for the Capstone Common Stock and compared them with those of certain publicly traded companies that we deemed to be comparable to Capstone, including after giving effect to the Merger;

          (5) Compared the historical and projected results of operations of the Company (after giving effect to the Restructuring and the Distribution) and Capstone, including, with respect to projected results of operations, after giving effect to the Merger, with those of certain companies that we deemed to be comparable to the Company (after giving effect to the Restructuring and the Distribution) and Capstone, including after giving effect to the Merger;

          (6) Compared the proposed financial terms of the Merger with the financial terms of certain other mergers and acquisitions that we deemed to be relevant;

          (7) Reviewed a draft of the Agreement in the form provided to us and we have assumed that the final form of such agreement will not vary in any manner that is material to our analysis; and

          (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available and have further relied on the assurances of management of the Company and Capstone that they are not aware of any facts that would make such information inaccurate or misleading. We have not assumed any responsibility for independently verifying such information and we have not undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or Capstone or been furnished with any such evaluation or appraisal, nor have we conducted a physical inspection of the properties or facilities of the Company or Capstone. With respect to the financial forecast information, including the Expected Synergies, furnished to or discussed with us by the Company, Capstone or their representatives, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's and Capstone's managements as to the expected future financial performance of the Company (after taking into account the Restructuring and the Distribution) or Capstone, including after giving effect to the Merger and the Expected Synergies. We express no opinion as to such financial forecast information or the assumptions on which they were based. We have further assumed that the Merger will qualify as a tax-free reorganization for United States Federal income tax purposes.

     For purposes of rendering this opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party to the Agreement and all related documents and instruments (collectively, the "Documents") contained therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

     Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, our opinion does not in any manner address either the price at which the Capstone Common Stock will trade following the announcement or consummation of the Merger or any aspect of the Restructuring and the Distribution, including, without limitation, their fairness or the price at which the shares of NBHI will trade following the Restructuring and the Distribution.

     We are acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and/or financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we may actively trade in the securities of the Company and Capstone (and anticipate trading after the Merger in the securities of Capstone and/or NBHI) for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     On the basis of and subject to the foregoing, we are of the opinion, as of the date hereof, that the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Stock.

     This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Merger and shall not be used for any other purpose without our prior written consent.

                                            Very truly yours,

                                            MERRILL LYNCH, PIERCE, FENNER &
                                            SMITH INCORPORATED

                                            By:   /s/ RICHARD P. JOHNSON
                                              ----------------------------------
                                              Name: Richard P. Johnson
                                              Title: Managing Director

                                                                         ANNEX E

                           [STEPHENS INC. LETTERHEAD]

                                 April 15, 1997
Board of Directors
Beverly Enterprises, Inc.
1200 South Waldron Road
Fort Smith, AR 72903

Members of the Board:

     We have acted as your financial advisor in connection with the proposed merger of Beverly Enterprises, Inc. (the "Company") with Capstone Pharmacy Services, Inc. ("Capstone"). In that regard, you have informed us that the Company, New Beverly Holdings, Inc., a wholly-owned subsidiary of the Company ("NBHI"), and Capstone propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which, after the completion of the Restructuring and Distribution described below, the Company will be merged (the "Merger") with and into Capstone. In the Merger, each outstanding share of common stock, $.10 par value, of the Company (the "Company Common Stock") will be converted into the right to receive a number, expressed to four decimal places, (the "Exchange Ratio") of newly issued shares of common stock, $.01 par value, of Capstone (the "Capstone Common Stock") equal to the quotient of 50,000,000 divided by the number of shares of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger.

     You have also informed us that prior to the Merger the Company will restructure its assets and businesses (the "Restructuring") pursuant to an Agreement and Plan of Distribution (the "Distribution Agreement") which provides for the Company to transfer all of its assets and liabilities other than those relating primarily to the institutional pharmacy business of the Company and its subsidiaries to NBHI, and for the Company to distribute the common stock of NBHI to its stockholders (the "Distribution").

     You have requested our opinion as to the fairness of the Exchange Ratio in the Merger to the holders of the Company Common Stock from a financial point of view.

     In connection with rendering our opinion, we have, among other things:

          1. Reviewed certain publicly available business and financial information that we deemed relevant relating to the Company and Capstone and the respective industries in which they operate;

          2. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company (after giving effect to the Restructuring and the Distribution) and Capstone furnished to us by the Company and Capstone, as well as the amount and timing of the cost savings, related expenses and synergies expected to result from the Merger (the "Expected Synergies");

          3. Conducted discussions with members of senior management and representatives of the Company and Capstone concerning the businesses and prospects of the Company (after giving effect to the Restructuring and the Distribution) and Capstone, including after giving effect to the Merger;

          4. Reviewed the historical market prices and trading activity for the Capstone Common Stock and compared them with those of certain publicly traded companies that we deemed to be comparable to Capstone, including after giving effect to the Merger;

          5. Compared the historical and projected results of operations of the Company (after giving effect to the Restructuring and the Distribution) and Capstone, including, with respect to the projected results of operations, after giving effect to the Merger, with those of certain companies that we deemed to be comparable to the Company (after giving effect to the Restructuring and the Distribution) and Capstone, including after giving effect to the Merger;

          6. Compared the proposed financial terms of the Merger with the financial terms of certain other mergers and acquisitions that we deemed to be relevant;

          7. Reviewed a draft of the Agreement in the form provided to us and we have assumed that the final form of such agreement will not vary in any manner that is material to our analysis; and

          8. Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available and have further relied on the assurances of management of the Company and Capstone that they are not aware of any facts that would make such information inaccurate or misleading. We have not assumed any responsibility for independently verifying such information and we have not undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or Capstone or been furnished with any such evaluation or appraisal, nor have we conducted a physical inspection of the properties or facilities of the Company or Capstone. With respect to the financial forecast information, including the Expected Synergies, furnished to or discussed with us by the Company, Capstone or their representatives, we have assumed that they have been reasonable prepared and reflect the best currently available estimates and judgment of the Company's and Capstone's managements as to the expected future financial performance of the Company (after taking into account the Restructuring and the Distribution) or Capstone, including after giving effect to the Merger and the Expected Synergies. We express no opinion as to such financial forecast information or the assumptions on which they were based. We have further assumed that the Merger will qualify as a tax-free reorganization for United States Federal income tax purposes.

     For purposes of rendering this opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party to the Agreement and all related documents and instruments (collectively, the "Documents") contained therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

     Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, our opinion does not in any manner address either the price at which the Capstone Common Stock will trade following the announcement or consummation of the Merger or any aspect of the Restructuring and the Distribution, including, without limitation, their fairness or the price at which the shares of NBHI will trade following the Restructuring and the Distribution.

     We are acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and regularly provide investment banking services to it and issue periodic research reports regarding its business activities and prospects. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company and Capstone (and anticipate trading after the Merger in the securities of the parties to the Merger).

     Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Stock.

     This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Merger and shall not be used for any other purpose without our prior written consent.

                                        Very truly yours,

                                        /s/ Stephens Inc.

                                                                         ANNEX F

                            [ADIRONDACK LETTERHEAD]

Board of Directors
Capstone Pharmacy Services, Inc.
9901 E. Valley Ranch Parkway
Suite 3001
Irving, Texas 75063

Members of the Board:

     You have informed us that Beverly Enterprises, Inc. ("Beverly") and New Beverly Holdings, Inc. ("NBHI") have entered into an Agreement and Plan of Distribution dated as of April 15, 1997 (the "Distribution Agreement"), which provides, among other things, for Beverly's transfer of all of the Remaining Health Care Assets and Remaining Health Care Liabilities of Beverly and its subsidiaries (each as defined in the Distribution Agreement) to NBHI in exchange for the issuance of shares of common stock of NBHI (the "Restructuring"). In addition, you have informed us that Capstone Pharmacy Services, Inc. ("Capstone") and Beverly have entered into an Agreement and Plan of Merger dated as of April 15, 1997 (the "Merger Agreement"), which provides, among other things, for the merger of Beverly with and into Capstone (the "Merger"), with Capstone as the surviving corporation, that immediately prior to the consummation of the Merger, Beverly shall distribute all of the capital stock of NBHI to Beverly's shareholders (the "Distribution,"), and that at the time of the Merger, Beverly will not have any material liabilities or contingencies other than no more than $275,000,000 of indebtedness for borrowed money. As set forth more fully in the Merger Agreement, as a result of the Merger, Capstone will issue 50 million shares of common stock to Beverly shareholders and each share of common stock, without par value, of Beverly (the "Beverly Common Stock") will be converted into the right to receive that portion of one share of common stock, par value $.01 per share, of Capstone (the "Capstone Common Stock") equal to the quotient of 50,000,000 divided by the number of Beverly Common Stock outstanding immediately prior to the Effective Time of the transaction (the "Exchange Rate"). You have also informed us that the Restructuring, the Distribution and the Merger are expected to be tax-free to each of Capstone and Beverly and to their respective shareholders.

     You have requested that we render our opinion as to the fairness, from a financial point of view, to Capstone of the Consideration being provided in the Merger.

     In arriving at the opinion set forth below, we have, among other things:

          a. reviewed the Merger Agreement and the Distribution Agreement;

          b. reviewed certain publicly available business and financial information that we deemed relevant relating to Capstone and Beverly after the distribution and the respective industries in which they operate;

          c. reviewed certain internal non-public financial and operating data provided to us by the managements of Capstone and Beverly relating to the businesses of Capstone and the Institutional Pharmacy Business of Beverly, including projections of future financial results of such businesses prepared by Capstone and Beverly;

          d. discussed with members of Capstone's and Beverly's senior managements, Capstone's and the Beverly Institutional Pharmacy Business' operations, historical financial statements and future prospects, before and after giving effect to the Distribution and the Merger, as well as their views of the business, operational and strategic benefits and other implications of the Distribution and the Merger, including the level of synergies reasonably obtainable upon consummation of the Merger;

          e. compared the financial and operating performance of Capstone and the Institutional Pharmacy Business of Beverly with publicly available information concerning certain other companies we deemed comparable and reviewed the relevant historical stock prices and trading volumes of the Capstone

     Common Stock, to the extent we deemed relevant, the Beverly Common Stock and certain publicly traded securities of such other companies;

          f. reviewed the financial terms of certain recent business combinations and acquisition transactions we deemed reasonably comparable to the Merger and otherwise relevant to our inquiry; and

          g. made such other analysis and examination as we have deemed necessary or appropriate.

     We have assumed and relied upon, without assuring any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available for purposes of this opinion and have further relied upon the assurances of management of Capstone and Beverly that they are not aware of any facts that will make such information inaccurate or misleading. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of Capstone or Beverly, nor have we conducted a physical inspection of the properties and facilities of Capstone or Beverly. We have assumed that the financial projections and estimates of reasonably obtainable synergies provided to us by Capstone and Beverly have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Capstone and Beverly as to the future financial performance of Capstone and the Institutional Pharmacy Business of Beverly, as the case may be (including after taking into account the impact of the Distribution and the Merger). We express no view as to such projections and estimates of reasonably obtainable synergies or the assumptions on which they were based.

     For purposes of rendering our opinion we have assumed, with your consent, that the synergies described by Capstone as being reasonably obtainable will be obtained and that the representations and warranties of each party to the Merger Agreement contained therein are true and correct, that each party to the Merger Agreement and to the Distribution Agreement will perform all of the covenants and agreements required to be performed by such party under such agreements and that all conditions to the consummation of the Merger (including, without limitation, the completion of the Distribution) will be satisfied without waiver thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained in connection with the Distribution and the Merger and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of Capstone or Beverly are party, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to Capstone of the Merger.

     Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Our opinion is limited to the fairness, from a financial point of view, to Capstone of the Exchange Ratio in the Merger and we express no opinion as to the merits of the underlying decision by Capstone to engage in the Merger. This opinion does not constitute a recommendation to any Capstone shareholder as to how such shareholder should vote with respect to the Merger or the transaction related thereto.

     Adirondack Capital Advisors, LLC ("ACA"), as part of its financial advisory business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, principal investments, private placements and other purposes. We are familiar with the company having acted as its financial advisor in other transactions as well as in connection with, and having participated in, certain of the negotiations leading to the Merger Agreement. We will receive a fee for our services, a portion of which is payable upon our rendering this opinion. In addition, Capstone has agreed to indemnify us for certain liabilities arising out of our engagement.

     Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the Consideration being provided in the Merger is fair, from a financial point of view, to Capstone.

     This opinion is for the use and benefit of the Board of Directors of Capstone in its evaluation of the Merger and shall not be used for any other purpose without the prior consent of ACA.

                                            Very Truly Yours,

                                            Adirondack Capital Advisors, LLC

                                                                         ANNEX G

                          CERTIFICATE OF AMENDMENT TO
                          CERTIFICATE OF INCORPORATION
                                       OF
                        CAPSTONE PHARMACY SERVICES, INC.

     Capstone Pharmacy Services, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

     The amendment to the Corporation's Certificate of Incorporation set forth in the following resolution approved by the Corporation's Board of Directors and Stockholders was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     RESOLVED, that the Certificate of Incorporation of the Corporation be amended by striking Section 1 of Article Fourth in its entirety and replacing therefor the following:

             1. The maximum number of shares of stock which the Corporation shall have the authority to issue is three hundred million (300,000,000) shares of Common Stock having a par value of $0.01 per share, which shares shall not be subject to any preemptive rights, and five hundred thousand (500,000) shares of preferred stock having a par value of $0.01 per share.

     FURTHER RESOLVED, that the Certificate of Incorporation of the Corporation be amended by adding Section 6 to Article Eighth, setting forth the following:

             6. Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the Corporation, and not withstanding the fact that some lesser percentage may be specified by law, special meetings of the shareholders, may be called only by a majority of the board of directors or by the holders of not less than twenty-five percent (25%) of all the shares entitled to vote at such meeting, the place of said meetings shall be designated by the directors, and the business transacted at special meetings of the shareholders of the corporation shall be confined to the business stated in the notice given to the shareholders.

     FURTHER RESOLVED, that the Certificate of Incorporation of the Corporation be amended by adding Section 5 to Article Ninth, setting forth the following:

             5. The Board of Directors shall be divided into three classes, designated Class 1, Class 2 and Class 3. Each class shall consist, as nearly as may be possible, of one-third of the number of directors constituting the Board of Directors. The term of the office for Class 1 directors will first expire at the first annual meeting of the stockholders next following the date of adoption of this resolution; the term of office of Class 2 directors will first expire at the second annual meeting of stockholders next following the date of adoption of this resolution; and the term of office of Class 3 directors will first expire at the third annual meeting of stockholders next following the date of adoption of this resolution, and in each case until their successors are duly elected and qualified. At each annual meeting of stockholders commencing with the first annual meeting of stockholders next following the date of adoption of this resolution, successors to the class of directors whose terms expire at the annual meeting of stockholders shall be elected by stockholders for a three-year term and until their successors are duly elected and qualified. Except as otherwise provided herein or in the Bylaws, increases in the size of the Board of Directors shall be distributed among the classes so as to render the class as nearly equal in size as practicable. Whenever the holders of preferred stock issued pursuant to this Certificate of Incorporation or the resolution or resolutions adopted by a majority of the Board of Directors then in office providing for the issue of shares of preferred stock shall have the right, voting as a separate class, to elect directors, the election, term of office, filling of vacancies and other terms of such directorships shall be governed by the terms of this Certificate of Incorporation or such resolution or resolutions, as the case may be, and such directorships shall not be divided into serial classes or otherwise subject to this Section 5 unless expressly so provided therein.

     The foregoing amendments were adopted by the Corporation's Board of
Directors on             , 1997 and Stockholders on             , 1997.

     The Certificate of Amendment is filed by authority of the duly elected Board of Directors and Stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, this Certificate of Amendment has been executed by the
Corporation's authorized officers this      day of             , 1997.

                                            CAPSTONE PHARMACY SERVICES, INC.

                                            ------------------------------------
                                                      R. Dirk Allison
                                               President and Chief Executive
                                                          Officer

ATTEST:

------------------------------------
    James D. Shelton, Secretary

                                                                         ANNEX H
                               AMENDMENT NO. 3 TO
                        CAPSTONE PHARMACY SERVICES, INC.
               1995 INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN
                        FOR KEY PERSONNEL AND DIRECTORS


     WHEREAS, the Board of Directors of Capstone Pharmacy Services, Inc. (the "Company") has determined to amend the Capstone Pharmacy Services, Inc. 1995 Incentive and Nonqualified Stock Option Plan For Key Personnel and Directors (the "Plan") in order to increase the number of shares of Common Stock (as defined in the Plan) available for grants of Options under the Plan from 4,000,000 shares to 10,000,000 shares, to take into account certain corporate transactions which require the grant of Options to certain employees whose employment with the Company is the result of such transactions, and to provide for the issuance of certain phantom equity rights at the discretion of the administrative committee for the Plan; and


     WHEREAS, pursuant to Section 8 of the Plan the Board of Directors of the Company is authorized to amend the Plan; and

     WHEREAS, the Board of Directors has determined that the amendment made hereby shall be subject to the approval of the Company's shareholders.

     NOW, THEREFORE, the Plan is hereby amended, subject to the approval of the Company's shareholders within twelve months of the date hereof, as follows:

          1. The first sentence of Section 3 of the Plan is amended to read:


          "There will be reserved for issuance upon the exercise of Options 10,000,000 shares of Common Stock, which will be authorized and unissued Common Stock."


          2. A new Subsection (l) is added at the end of Section 7 to read:

             "(l) Options Granted to Retained Employees. Notwithstanding anything contained herein to the contrary, including any provisions which would otherwise prohibit the grant of an Option on the terms set forth in this Section 7(l), any Retained Employee (as defined below) shall automatically be granted an Option or Options (each such Option being referred to herein as a "Replacement Option") in exchange for and in connection with the cancellation of such Retained Employee's outstanding option or options to acquire shares of common stock in Beverly Enterprises, Inc. and/or shares of common stock in New Beverly Holdings, Inc. (each such option being referred to herein as a "Relinquished Option") having the following terms:

          (i) Number of Shares. The number of shares of Common Stock to which each Replacement Option pertains shall be equal to the number of shares of Common Stock which would have been received by the Retained Employee if the following hypothetical transactions had occurred:

             (A) Assuming that the Relinquished Option were fully vested immediately prior to the transfer by Beverly Enterprises, Inc. and its subsidiaries of certain assets to New Beverly Holdings, Inc. pursuant to the terms of a certain Agreement and Plan of Distribution dated as of April 15, 1997 (the "Distribution Date"), the Retained Employee exercised the Relinquished Option by paying the option exercise price and receiving the number of shares of Beverly Enterprises, Inc. common stock provided in the terms of the Relinquished Option as it was in effect (except for the assumed fully vested status of such option) immediately prior to the Distribution Date.

             (B) Immediately after the Distribution Date, the shares of Beverly Enterprises, Inc. received as a result of the hypothetical exercise of the Relinquished Option described in paragraph 8(j)(i)(A) above are replaced with a number of substituted shares of Beverly Enterprises, Inc. common stock determined by dividing that number of shares by the "Retained Stock Fraction." For purposes of this calculation, the "Retained Stock Fraction" is equal to the fair market value of a share of Beverly Enterprises, Inc. common stock immediately after the Distribution Date divided by the fair market value of a share of Beverly Enterprises, Inc. common stock immediately before the Distribution Date, and fair market value is determined in accordance with the provisions of the Employee Benefit Matters Agreement.

             (C) As of the date Beverly Enterprises, Inc. merges with and into Capstone Pharmacy Services, Inc. pursuant to a certain Agreement and Plan of Merger dated as of April 15, 1997 (the "Merger Agreement"), the substituted shares of Beverly Enterprises, Inc. common stock received by the Retained Employee as a result of the hypothetical transaction described in paragraph 8(j)(i)(B) above are converted into shares of Common Stock consistent with the terms of the Merger Agreement.

     The number of Shares of Common Stock subject to a Replacement Option granted on the basis of the determinations set forth above, divided by the number of shares of Beverly Enterprises, Inc. originally subject to the Relinquished Option is the "Capstone Conversion Factor."

             (ii) Option Price. The Option Price for each share of Common Stock that may be acquired on the exercise of a Replacement Option shall be equal to the exercise price per share of common stock of Beverly Enterprises, Inc. set forth in the Relinquished Option as in effect immediately prior to the Distribution Date, multiplied by the "Capstone Price Conversion Factor" which is the Retained Stock Fraction (as defined above) divided by the number of shares of Common Stock which would be received with respect to a single share of common stock of Beverly Enterprises, Inc. pursuant to the terms of the Merger Agreement.

             (iii) Termination of Options. Each of the Replacement Options shall have a termination date that is the same as the termination date set forth in the Relinquished Options which are being replaced.

             (iv) Other Provisions. All other provisions of the Replacement Options shall be, to the extent possible, identical to the provisions applicable to the Relinquished Options as in effect immediately prior to the Distribution Date, except that the Replacement Options shall be fully vested, consistent with the terms of the Employee Benefit Matters Agreement as applicable to Retained Employees. In all other respects, the Replacement Options shall be subject to the provisions of the Plan."

     3. Sections 8 through 12 of the Plan are redesignated as Sections 9 through 13 respectively, and a new Section 8 is added to the Plan to read:

          "8. Phantom Equity Rights.

             (a) Eligibility for Capstone Phantom Shares. Each Key Person and Director shall, at the discretion of the Committee, be eligible to receive a grant or grants of Capstone Phantom Shares (as described in this Section 8), each such grant being documented in a Phantom Share Document provided to the grantee, consistent with the provisions set forth in this Section 8.

             (b) Number of Capstone Phantom Shares. The number of Capstone Phantom Shares granted to any Key Person or Director shall be determined at the sole discretion of the Committee.

             (d) Offset. At the discretion of the Committee, the payment, if any, to be made to any grantee of a Capstone Phantom Share, may be subject to a reduction which shall be set forth in the Phantom Share Document.

             (e) Termination of Capstone Phantom Shares. Each Capstone Phantom Share granted under this Section 8 shall terminate at such time and under such conditions as may be established with respect to such grant by the Committee, which terms and conditions shall be set forth in the Phantom Share Document.

             (f) Other Provisions. In addition to any other powers of the Committee hereunder, the Committee shall have absolute discretion to establish such other terms and conditions applicable to grants of Capstone Phantom Shares on a grant by grant basis.

             (g) Capstone Phantom Shares. Each "Capstone Phantom Share" granted under the Plan shall represent a right of the grantee to receive, on the date his or her Capstone Phantom Share becomes vested, a payment equal to the value of a share of Common Stock as of such date, reduced by the amount of any offset as may be specified in the Phantom Share Document pursuant to Section 8(d) above. Notwithstanding anything contained herein to the contrary, no payment shall be made with respect to any such Capstone Phantom Shares unless the grantee is an employee or member of the Board of Directors as of the date such payment is to be made, unless specific provisions to the contrary are set forth in the Phantom Share Document. At the discretion of the Committee, any payments required to be made under the terms of a grant of Capstone Phantom Shares may be made in Common Stock having the same value as the cash payment otherwise required to be made.

             (h) No Rights as Stockholder. No grantee of a Capstone Phantom Share shall have any rights as a stockholder solely by reason of such grant.

             (i) Amendment. The terms of any Capstone Phantom Share may be amended by the Committee, at its discretion; provided, however, that no such amendment that is unfavorable to the grantee shall be permissible without the consent of the grantee.

             (j) Termination or Amendment of the Plan. Each Capstone Phantom Share granted under the Plan shall remain in effect, consistent with the terms of the Plan as in effect at the time of the grant, without regard to any amendment or termination of the Plan, except to the extent the Capstone Phantom Share itself is amended pursuant to Section 8(i) above or to the extent that modification of the terms of such Capstone Phantom Share is required under provisions of applicable law."

     4. A new Section 14 is added at the end of the Plan to read:

          14. Withholding of Taxes. In connection with any event relating to an Option, a grant of Capstone Phantom Shares or any payment or transfer of property made by Company under the terms of the Plan, Company shall have the right to (a) require the Plan participant to remit or otherwise make available to Company an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificates for such Shares, or (b) take whatever other action it deems necessary to protect its interests with respect to tax liabilities, including, without limitation, withholding any Shares, funds or other property otherwise due to the Optionee or Grantee. The Company's obligations under the Plan shall be conditioned on the Optionee's or grantee's compliance, to the Company's satisfaction, with any withholding requirement.

     5. In all other respects, the provisions of the Plan shall remain in full force and effect.

                                                                         ANNEX I

                           NEW BEVERLY HOLDINGS, INC.
                         1997 LONG-TERM INCENTIVE PLAN

SECTION 1. PURPOSE

     New Beverly Holdings, Inc. (hereinafter referred to as the "Company"), a Delaware corporation, hereby establishes the 1997 Long-Term Incentive Plan (the "Plan") to promote the interests of the Company and its stockholders through the
(i) attraction and retention of executive officers and other key employees essential to the success of the Company; (ii) motivation of executive officers and other key employees using performance-related incentives linked to longer-range performance goals and the interests of Company stockholders; and
(iii) enabling of such employees to share in the long-term growth and success of the Company. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended), Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Bonus Stock, and any other Stock Unit Awards or stock-based forms of awards as the Committee may determine in its sole and complete discretion at the time of grant.

SECTION 2. DEFINITIONS

     Except as otherwise defined in the Plan, the following terms shall have the meanings set forth below:

          2.1 "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

          2.2 "Agreement" means a written agreement implementing the grant of each Award signed by an authorized officer of the Company and by the Participant.

          2.3 "Award" means, individually or collectively, a grant under this Plan of any one of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Bonus Stock or Other Stock Unit Awards.

          2.4 "Award Date" or "Grant Date" means the date on which an Award is made by the Committee under this Plan.

          2.5 "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

          2.6 "Board" or "Board of Directors" means the Board of Directors of the Company.

          2.7 "Bonus Stock" means an Award granted pursuant to Section 10 of the Plan expressed as a Share which may or may not be subject to restrictions.

          2.8 "Cashless Exercise" means the exercise of an Option by the Participant through the use of a brokerage firm to make payment to the Company of the Exercise Price, either from the proceeds of a loan to the Participant from the brokerage firm or from the proceeds of the sale of Stock issued pursuant to the exercise of the Option, following which, upon receipt of such payment, the Company delivers the exercised Shares to the brokerage firm.

          2.9 "Change in Control" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

             (a) Any person, corporation or other entity or group, including any "group" as defined in Section 13(d)(3) of the Exchange Act, becomes the beneficial owner of Shares having 30% or more of the total number of votes that may be cast for the election of directors of the Company; or

             (b) As the result of, or in connection with, any tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing (a "Transaction"), the persons who were directors of the Company before the Transaction shall cease to constitute a majority of the Board of Directors of the Company or any successor to the Company or its assets; or

             (c) If at any time (i) the Company shall consolidate with, or merge with, any other Person and the Company shall not be the continuing or surviving corporation, (ii) any Person shall consolidate with, or merge with, the Company, and the Company shall be the continuing or surviving corporation and in connection therewith, all or part of the outstanding stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, (iii) the Company shall be a party to a statutory share exchange with any other Person after which the Company is a Subsidiary of any other Person, or (iv) the Company shall sell or otherwise transfer 50% or more of the assets or earnings power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons; provided, however, that notwithstanding anything to the contrary set forth in such plan, a Change in Control shall not include either (a) the Distribution or Merger, or (b) any transfer to a consolidated subsidiary, reorganization, spin-off, split-up, distribution, or other similar or related transaction(s) or any combination of the foregoing in which the core business and assets of the Company and its subsidiaries (taken as a whole) are transferred to another entity ("Controlled") with respect to which (1) the majority of the Board of Directors of the Company (as constituted immediately prior to such transaction(s)) also serve as directors of Controlled and immediately after such transaction(s) constitute a majority of Controlled's board of directors, and (2) more than 70% of the shareholders of the Company (immediately prior to such transaction(s)) become shareholders or other owners of Controlled and immediately after the transaction(s) control more than 70% of the ownership and voting rights of Controlled..

          2.10 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

          2.11 "Committee" means the Compensation Committee of the Board which will administer the Plan pursuant to Section 3 herein, provided however, any member who is not both a "Non-Employee director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m) shall not serve as a Committee member for the purpose of this Plan unless there would otherwise be less than two members of the Committee.

          2.12 "Common Stock" or "Stock" means the Common Stock of the Company, with a par value of $.10 per share, or such other security or right or instrument into which such Common Stock may be changed or converted in the future.

          2.13 "Company" means New Beverly Holdings, Inc., including all Affiliates and wholly owned Subsidiaries, or any successor thereto.

          2.14 "Covered Participant" means a Participant who is a "covered employee" as identified in Section 162(m)(3) of the Code, and the regulations promulgated thereunder, or who the Committee believes will be such a covered employee for a Performance Period.

          2.15 "Department" means the Compensation and Benefits Department of the Company.

          2.16 "Designated Beneficiary" means the beneficiary designated by the Participant, pursuant to procedures established by the Department, to receive amounts due to the Participant in the event of the Participant's death. If the Participant does not make an effective designation, then the Designated Beneficiary will be deemed to be the Participant's estate.

          2.17 "Disability" means (i) the mental or physical disability, either occupational or non-occupational in origin, of the Participant defined as "Total Disability" in the Disability Plan of the Company currently in effect and as amended from time to time; or (ii) a determination by the Committee of "Total Disability" based on medical evidence that precludes the Participant from engaging in any occupation or employment for wage or profit for at least twelve months and appears to be permanent.

          2.18 "Divestiture" means the sale of, outsourcing of, or closing by, the Company of the business operations in which the Participant is employed, or the elimination of the Participant's position at the Company's discretion.

          2.19 "Early Retirement" means retirement of a Participant from employment with the Company after age 55, but prior to age 65, as approved by the Committee.

          2.20 "Exchange Act" means the Securities Exchange Act of 1934, as in effect and amended from time to time, or any successor statute thereto, together with any rules, regulations, and interpretations promulgated thereunder or with respect thereto.

          2.21 "Executive Officer" means any employee designated by the Company as an officer or any employee covered by Rule 16b-3 of the Exchange Act.

          2.22 "Exercise Price" means the price per share determined on the Grant Date by the Committee, provided that the Exercise Price shall not be less than 100% of Fair Market Value on the Grant Date; except that the Committee in its sole discretion may waive the preceding limitation with respect to Awards granted upon the assumption of, or in substitution for, similar awards of another company with which the Company participates in an acquisition, separation or similar corporate transaction.

          2.23 "Fair Market Value" means, on a given date, the closing price of Stock as reported on the New York Stock Exchange composite tape on such day or, if no Shares were traded on the New York Stock Exchange on such day, then on the next preceding day that Stock was traded on such exchange, all as reported by such source as the Committee may select. As to the Awards granted to Participants in connection with the assumption of awards previously granted by Beverly Enterprises, Inc. (BEI) pursuant to the Employee Benefits Matters Agreement dated April 15, 1997 among BEI, the Company and Capstone Pharmacy Services, Inc., (the "Employee Benefits Agreement"), Fair Market Value shall have the definition contained therein.

          2.24 "Full-time Employee" means an employee designated by the Company's Department as being a "permanent, full-time employee" who is eligible for all plans and programs of the Company provided for such employees. This designation excludes all part-time, temporary, or contract employees or consultants to the Company.

          2.25 "Incentive Stock Option" or "ISO" means an option to purchase Stock, granted under Section 6 herein, which is designated as an incentive stock option and is intended to meet the requirements of Section 422 of the Code.

          2.26 "Key Employee" means an officer or other key employee of the Company or its Subsidiaries, who, in the opinion of the Committee, can contribute significantly to the growth and profitability of, or perform services of major importance to, the Company and its Subsidiaries.

          2.27 "Nonqualified Stock Option" or "NQSO" means an option to purchase Stock, granted under Article 6 herein, which is not intended to be an Incentive Stock Option.

          2.28 "Normal Retirement" means the retirement of any Participant at age 65 or at some earlier date if approved by the Committee.

          2.29 "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

          2.30 "Other Stock Unit Award" means awards, granted pursuant to
     Section 11, of Stock or other securities that are valued in whole or in part by reference to, or are otherwise based on, Shares or other securities of the Company.

          2.31 "Participant" means a Key Employee or consultant, or service provider to the Company who has been granted an Award under the Plan, or as the context requires, a Permitted Transferee.

          2.32 "Performance Award" means a performance-based Award, which may be in the form of either Performance Shares or Performance Units.

          2.33 "Performance Criteria" or "Performance Goals" or "Performance Measures" means the objectives established by the Committee for a Performance Period, for the purpose of determining when an Award subject to such objectives is earned, which shall consist of any one or more of the following business or financial goals of the Company: absolute or relative increases in total stockholder return, economic value added, return on capital employed, revenues, sales, net income, earnings per share, return on equity, cash flow, operating margin, or net worth of the Company, any of its Subsidiaries, divisions or other areas of the Company.

          2.34 "Performance Period" means the time period designated by the Committee during which performance goals must be met.

          2.35 "Performance Share" means an Award, designated as a Performance Share, granted to a Participant pursuant to Section 9 herein, the value of which is determined, in whole or in part, by the value of Company Stock in a manner deemed appropriate by the Committee and described in the Agreement.

          2.36 "Performance Unit" means an Award, designated as Performance Unit, granted to a Participant pursuant to Section 9 herein, the value of which is determined, in whole or in part, by the attainment of pre-established goals relating to the Company's financial or operating performance as deemed appropriate by the Committee and described in the Agreement.

          2.37 "Permitted Transferee" means any transferee of a Nonqualified Stock Option pursuant to a transfer that is approved by the Committee in accordance with Section 14.4 and the Plan.

          2.38 "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock is restricted, pursuant to Section 8 herein.

          2.39 "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d).

          2.40 "Plan" means the New Beverly Holdings, Inc. 1997 Long-Term Incentive Plan as herein described and as hereafter from time to time amended.

          2.41 "Restricted Stock" means an Award of Stock granted to a Participant pursuant to Section 8 herein.

          2.42 "Restricted Stock Unit" means a fixed or variable right to acquire Stock, which may or may not be subject to restrictions, contingently awarded under Section 8 of the Plan.

          2.43 "Rule 16b-3 " means Rule 16b-3 of the General Rules and Regulations under the Exchange Act, as amended from time to time, or any successor thereto.

          2.44 "Section 16" means Section 16 of the Exchange Act, or any successor section under the Exchange Act, as amended from time to time and as interpreted by regulations and rules promulgated thereunder from time to time.

          2.45 "Section 162(m)" means Section 162(m) of the Code, or any successor section under the Code, as amended from time to time and as interpreted by final or proposed regulations promulgated thereunder from time to time.

          2.46 "Securities Act" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as amended from time to time.

          2.47 "Shares" means shares of the Common Stock of the Company.

          2.48 "Stock Appreciation Right" means the right to receive an amount equal to the excess of the Fair Market Value of a share of Stock (as determined on the date of exercise) over the Exercise Price of a related Option or the Fair Market Value of the Stock on the Date of Grant of the Stock Appreciation Right.

          2.49 "Subsidiary" means a corporation in which the Company owns, either directly or through one or more of its Subsidiaries, at least 50% of the total combined voting power of all classes of stock.

SECTION 3. ADMINISTRATION

     3.1 The Committee. The Plan shall be administered and interpreted by the Committee which shall have full authority and all powers necessary or desirable for such administration. The express grant in this Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. In its sole and complete discretion the Committee may adopt, alter, suspend and repeal such administrative rules, regulations, guidelines, and practices governing the operation of the Plan as it shall from time to time deem advisable. In addition to any other powers and, subject to the provisions of the Plan, the Committee shall have the following specific powers: (i) to determine the terms and conditions upon which the Awards may be made and exercised; (ii) to determine all terms and provisions of each Agreement, which need not be identical for all types of Awards nor for the same type of Award to different participants; (iii) to construe and interpret the Agreements and the Plan; (iv) to establish, amend, or waive rules or regulations for the Plan's administration; (v) to accelerate the exercisability of any Award, the length of a Performance Period or the termination of any Period of Restriction; (vi) to provide for the grant of Awards upon the assumption of, or in substitution for, similar awards granted by an acquired or other company with which the Company participates in an acquisition, separation, or similar corporate transaction; and (vii) to make all other determinations and take all other actions necessary or advisable for the administration of the Plan. The Committee may take action by a meeting in person, by unanimous written consent, or by meeting with the assistance of communications equipment which allows all Committee members participating in the meeting to communicate in either oral or written form. The Committee may seek the assistance or advice of any persons it deems necessary to the proper administration of the Plan.

     3.2 Selection of Participants. The Committee shall have sole and complete discretion in determining those Key Employees or other persons who shall participate in the Plan. The Committee may request recommendations for individual Awards from the Chief Executive Officer of the Company and may delegate to the Chief Executive Officer of the Company the authority to make Awards to Participants who are not Executive Officers of the Company or Covered Participants, subject to a fixed maximum Award amount for such a group and a maximum Award amount for any one Participant, as determined by the Committee. Awards made to the Executive Officers or Covered Participants shall be determined by the Committee.

     3.3 Committee Decisions. All determinations and decisions made by the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding upon all persons, including the Company, its stockholders, employees, Participants, and Designated Beneficiaries, except when the terms of any sale or award of shares of Stock or any grant of rights or Options under the Plan are required by law or by the Articles of Incorporation or Bylaws of the Company to be approved by the Company's Board of Directors or stockholders prior to any such sale, award or grant.

     3.4 Rule 16b-3 Requirements. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on any Award, and the Board may amend the Plan in any such respects, as may be required to satisfy the requirements of Rule 16b-3 or Section 162(m).

     3.5 Indemnification of Committee. In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against reasonable expenses incurred from their administration of the Plan. Such reasonable expenses include, but are not limited to, attorneys' fees actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted or made hereunder, and against all reasonable amounts paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company and its Subsidiaries.

SECTION 4. ELIGIBILITY

     The Committee in its sole and complete discretion shall determine the Key Employees, including officers, or other persons who shall be eligible for participation under the Plan, subject to the following limitations:

(i) no Non-Employee director of the Company shall be eligible to participate under the Plan; (ii) no member of the Committee shall be eligible to participate under the Plan; (iii) no person owning, directly or indirectly, more than 5% of the total combined voting power of all classes of stock of the Company shall be eligible to participate under the Plan; and (iv) only Full-Time Employees shall be eligible to receive Incentive Stock Options under the Plan; provided, however, that Incentive Stock Options may be granted for ISOs assumed pursuant to the Employee Benefits Agreement, without regard to whether the grantee is a Full-Time Employee.

SECTION 5. SHARES SUBJECT TO THE PLAN

     5.1 Number of Shares. The maximum aggregate number of Shares that may be issued pursuant to Awards made under the Plan shall not exceed ten million (10,000,000) Shares, which may be in any combination of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Bonus Stock, or Other Stock Unit Awards. No more than five million Shares may be issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Bonus Stock or Other Stock Unit Awards. Shares of Common Stock may be available from the authorized but unissued Shares or Shares acquired by the Company, including Shares purchased in the open market. Except as provided in this Section 5, the issuance of Shares in connection with the exercise of, or as other payment for, Awards under the Plan shall reduce the number of Shares available for future Awards under the Plan.

     5.2 Additional Limitations. Notwithstanding the foregoing provisions of this Section 5, (a) the maximum number of shares of Common Stock in respect of which Incentive Stock Options may be granted shall be 5.5 million shares, and
(b) no individual Participant may receive in any calendar year Stock Options and Stock Appreciation Rights relating, in the aggregate, to more than 1.1 million shares of Common Stock plus any Unused Carryover (as defined below). In the event of a change in the shares of Common Stock of the Company that is limited to a change in the designation thereof to "Capital Stock" or other similar designation, or to a change in the par value thereof, or from par value to no value, without increase or decrease in the number of issued shares, the shares resulting from any such change shall be deemed to be shares of Common Stock for purposes of the Plan. No fractional shares of Common Stock shall be issued under the Plan unless the Committee determines otherwise.

     5.3 Lapsed Awards of Forfeited Shares. Except as provided below, in the event that (i) any Option or other Award granted under the Plan terminates, expires, or lapses for any reason other than exercise of the Award, or is settled in cash in lieu of Common Stock, or (ii) if Shares issued pursuant to the Awards are cancelled or forfeited for any reason, such Shares subject to such Award shall thereafter be again available for grant of an Award under the Plan; provided further that if, after grant, the Exercise Price of an Option (or the base price of a Stock Appreciation Right) is reduced, the transaction shall be treated as a cancellation of the Option (or the Stock Appreciation Right) and a grant of a new Option (or Stock Appreciation Right) for purposes of Section
5.2. Notwithstanding the above, with respect to Covered Participants, Options may not be granted that exceed the maximum number of Shares for which Options may be issued to the Participants hereunder, and cancelled Shares shall continue to be counted against the maximum aggregate number of Shares that may be granted pursuant to Awards.

     5.4 Unused Carryover. For purposes of this Plan, "Unused Carryover" means, for any calendar year (beginning with the 1998 calendar year), the maximum number of shares of Common Stock with respect to which Options and/or Stock Appreciation Rights could have been granted to the Participant under the Plan in the previous calendar year in accordance with this Section 5 (taking into account any Unused Carryover available in such previous calendar year), reduced by the number of shares of Common Stock with respect to which Options and/or Stock Appreciation Rights actually were granted to the Participant in such previous calendar year. If the Participant is not eligible for an Award in a calendar year in accordance with the terms and conditions of the Plan, that calendar year shall be disregarded for purposes of this Section 5.4, and an Unused Carryover shall not be created or increased in that calendar year. There shall be no Unused Carryover to the 1997 calendar year.

     5.5 Delivery of Shares as Payment. In the event a Participant pays for any Option or other Award granted under the Plan through the delivery of previously acquired Shares, the number of Shares available for Awards under the Plan shall be increased by the number of shares surrendered by the Participant.

     5.6 Capital Adjustments. The number and class of Shares subject to each outstanding Award, the Exercise Price and the aggregate number, type and class of Shares for which Awards thereafter may be made shall be subject to adjustment, if any, as the Committee deems appropriate, based on the occurrence of a number of specified and non-specified events. Such specified events are discussed in this Section 5.6, but such discussion is not intended to provide an exhaustive list of such events which may necessitate such adjustments, In addition, the Committee may treat different Participants and different Awards differently, and may condition any adjustment on the execution of an appropriate waiver and release agreement.

          (a) If the outstanding Shares are increased, decreased or exchanged through merger, consolidation, sale of all or substantially all of the property of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split or other distribution in respect to such Shares, for a different number of Shares or type of securities, or if additional Shares or new or different Shares or other securities are distributed with respect to such Shares, an appropriate and proportionate adjustment shall be made in: (i) the maximum number of Shares available for the Plan as provided in Section 5.1 herein, (ii) the type of shares or other securities available for the Plan, (iii) the number of shares of Stock subject to any then outstanding Awards under the Plan, and
     (iv) the price (including Exercise Price) for each Share (or other kind of shares or securities) subject to then outstanding Awards, but without change in the aggregate purchase price as to which such Options remain exercisable or Restricted Stock releasable.

          (b) In the event other events not specified above in this Section 5.6, such as any extraordinary cash dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock, or other similar corporate event, affect the Common Stock such that an adjustment is necessary to maintain the benefits or potential benefits intended to be provided under this Plan, then the Committee in its discretion may make adjustments to any or all of (i) the number and type of shares which thereafter may be optioned and sold or awarded or made subject to Stock Appreciation Rights under the Plan, (ii) the Exercise Price of any Award made under the Plan thereafter, and (iii) the number and Exercise Price of each Share (or other kind of shares or securities) subject to the then outstanding awards, but without change in the aggregate purchase price as to which such Options remain exercisable or Restricted Stock releasable.

          (c) Any adjustment made by the Committee pursuant to the provisions of this Section 5.6, subject to approval by the Board of Directors, shall be final, binding and conclusive. A notice of such adjustment, including identification of the event causing such an adjustment, the calculation method of such adjustment, and the change in price and the number of shares of Stock, or securities, cash or property purchasable subject to each Award shall be sent to each Participant. No fractional interests shall be issued under the Plan based on such adjustments.

SECTION 6. STOCK OPTIONS

     6.1 Grant of Stock Options. Subject to the terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may grant Options to such Key Employees and other persons as it shall determine. The Committee shall have sole and complete discretion in determining the type of Option granted, the Exercise Price, the duration of the Option, the number of Shares to which the Option pertains, any conditions imposed upon the exercisability of the Options, the conditions under which the Option may be terminated and such other provisions as may be warranted to comply with the law or rules of any securities trading system or stock exchange. Each Option grant shall have such specified terms and conditions detailed in an Agreement. The Agreement shall specify whether the Option is intended to be an Incentive Stock Option within the meaning of Section 422 of the Code, or a Nonqualified Stock Option not intended to be within the provisions of Section 422 of the Code.

     6.2 Exercise Price. The Exercise Price per Share covered by an Option shall be determined at the time of grant by the Committee, subject to the limitation that the Exercise Price shall not be less than 100% of Fair Market Value on the Grant Date. However, Options granted upon the assumption of, or in substitution for, options of another company with which the Company participates in an acquisition, separation or similar corporate transaction may be issued at an Exercise Price less than 100% of the Fair Market Value.

     6.3 Exercisability. Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall determine, which will be specified in the Agreement and need not be the same for each Participant. However, no Option granted under the Plan may be exercisable after the expiration of ten years from the Grant Date.

     6.4 Method of Exercise. Options shall be exercised by the delivery of a written notice from the Participant to the Company in the form prescribed by the Committee setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment of the Exercise Price for the Shares. The Exercise Price shall be payable to the Company in full in cash, or its equivalent, or, to the extent permitted by applicable law and not in violation of any instrument or agreement to which the Company is a party, by delivery of Shares (not subject to any security interest or pledge) valued at Fair Market Value at the time of exercise, or by a combination of the foregoing, or in any other form of payment acceptable to the Committee. The Committee reserves the right to require any Shares delivered by the Participant in full or partial payment of the Exercise Price to be limited to those Shares already owned by the Participant for at least six (6) months. In addition, at the request of the Participant, and subject to applicable laws and regulations, the Company may (but shall not be required to) cooperate in a Cashless Exercise of the Option. In addition, the Committee may, in its sole discretion, also permit other forms of "cashless exercise," including withholding from the Shares to be otherwise issued that number of Shares needed to pay the Exercise Price. As soon as practicable, after receipt of written notice and payment, the Company shall deliver to the Participant stock certificates in an appropriate amount based upon the number of Shares with respect to which the Option is exercised, issued in the Participant's name.

SECTION 7. STOCK APPRECIATION RIGHTS

     7.1 Grant of Stock Appreciation Rights. Subject to the terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may grant freestanding Stock Appreciation Rights, Stock Appreciation Rights in tandem with an Option, or Stock Appreciation Rights in addition to an Option. Stock Appreciation Rights granted in tandem with an Option or in addition to an Option may be granted at the time the Option is granted or at a later time. No Stock Appreciation Rights granted under the Plan may be exercisable after the expiration of ten years from the Grant Date.

     7.2 Exercise Price. The Exercise Price of each Stock Appreciation Right shall be determined on the Grant Date by the Committee, subject to the limitation that the Exercise Price shall not be less than 100% of Fair Market Value on the Grant Date. However, Stock Appreciation Rights issued upon assumption of, or in substitution for, stock appreciation rights of a company with which the Company participates in an acquisition, separation or similar corporate transaction may be issued at an Exercise Price less than 100% of the Fair Market Value.

     7.3 Exercise. The Participant is entitled to receive an amount equal to the excess of the Fair Market Value over the Exercise Price thereof on the date of exercise of the Stock Appreciation Right.

     7.4 Payment. Payment upon exercise of the Stock Appreciation Right shall be made in the form of cash, Shares, or a combination thereof, as determined in the sole and complete discretion of the Committee. However, if any payment in the form of Shares results in a fractional share, the payment for the fractional share shall be made in cash.

SECTION 8. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

     8.1 Grant of Restricted Stock. Subject to the terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and Restricted Stock

Units under the Plan to such Participants, and in such amounts and for such duration of the Period of Restriction and/or conditions of removal of restrictions as it shall determine. Participants receiving Restricted Stock and Restricted Stock Units are not required to pay the Company therefor (except for applicable tax withholding).

     8.2 Restricted Stock Agreement. Each Restricted Stock and Restricted Stock Unit grant shall be evidenced by an Agreement that shall specify the Period of Restriction; the conditions which must be satisfied prior to removal of the restriction; the number of Shares of Restricted Stock granted; and such other provisions as the Committee shall determine. The Committee may specify, but is not limited to, the following types of restrictions in the Agreement: (i) restrictions on acceleration or achievement of terms of vesting based on any business or financial goals of the Company, including, but not limited to, absolute or relative increases in total stockholder return, revenues, sales, net income, earnings per share, return on equity, cash flow, operating margin or net worth of the Company, any of its Subsidiaries, divisions or other areas of the Company; and (ii) any other further restrictions that may be advisable under the law, including requirements set forth by the Exchange Act, the Securities Act, any securities trading system or stock exchange upon which such Shares are listed.

     8.3 Nontransferability. Except as provided in this Section 8 and subject to applicable law, the Shares of Restricted Stock or Restricted Stock Units granted under the Plan may not be sold, transferred, pledged, assigned, exchanged, encumbered or otherwise alienated or hypothecated until the termination of the applicable Period of Restriction or upon earlier satisfaction of other conditions as specified by the Committee in its sole discretion and set forth in the Agreement. All rights with respect to the Restricted Stock and Restricted Stock Units granted to a Participant under the Plan shall be exercisable only by such Participant or his or her guardian or legal representative.

     8.4 Removal of Restrictions. Except as otherwise noted in this Section 8, Restricted Stock and Restricted Stock Units covered by each Award shall be provided to and become freely transferable by the Participant after the last day of the Period of Restriction and/or upon the satisfaction of other conditions as determined by the Committee. Except as specifically provided in this Section 8, the Committee shall have no authority to reduce or remove the restrictions or to reduce or remove the Period of Restriction without the express consent of the stockholders of the Company. Except where performance-based conditions or restrictions are placed on the grant, or except in the event of the death or disability of the Participant, or a Change in Control of the Company, the minimum Period of Restriction shall be three (3) years, which Period of Restriction would permit the removal of restrictions on no more than one-third (1/3) of the Restricted Stock or Restricted Stock Units at the end of the first year following the Grant Date, and the removal of the restrictions on an additional one-third (1/3) at the end of each subsequent year. Except in the event of the death or disability of the Participant, or a Change in Control of the Company, no restrictions may be removed from Restricted Stock or Restricted Stock Units during the first year following the Grant Date. If there are performance-based conditions placed on the grant of Restricted Stock or Restricted Stock Units, the total Period of Restriction shall be no less than one (1) year from the Grant Date. The following limitations notwithstanding, the Committee in its sole discretion may reduce or remove the restrictions or reduce or remove the Period of Restriction with respect to Restricted Stock or Restricted Stock Units upon assumption of, or in substitution for, restricted stock or restricted stock units of a company with which the Company participates in an acquisition, separation, or similar corporate transaction.

     8.5 Voting Rights. During the Period of Restriction, Participants in whose name Restricted Stock is granted under the Plan may exercise full voting rights with respect to those Shares.

     8.6 Dividends and Other Distributions. During the Period of Restriction, Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those Shares. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed.

SECTION 9. PERFORMANCE AWARDS

     9.1 Grant of Performance Awards. Subject to the terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may grant Performance Awards in the form of either Performance Units or Performance Shares to Participants subject to such Performance Goals and Performance Period as it shall determine. The Committee shall have complete discretion in determining the number and value of Performance Units or Performance Shares granted to each Participant. Participants receiving Performance Awards are not required to pay the Company therefor (except for applicable tax withholding) other than the rendering of services.

     9.2 Value of Performance Awards. The Committee shall determine the number and value of Performance Units or Performance Shares granted to each Participant as a Performance Award. The Committee shall set Performance Goals in its discretion for each Participant who is granted a Performance Award. The extent to which such Performance Goals are met will determine the value of the Performance Unit or Performance Share to the Participant. Such Performance Goals may be particular to a Participant, may relate to the performance of the Subsidiary which employs him or her, may be based on the division which employs him or her, may be based on the performance of the Company generally, or a combination of the foregoing. The Performance Goals may be based on achievement of balance sheet or income statement objectives, or any other objectives established by the Committee. The Performance Goals may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The terms and conditions of each Performance Award will be set forth in an Agreement.

     9.3 Settlement of Performance Awards. After a Performance Period has ended, the holder of a Performance Unit or Performance Share shall be entitled to receive the value thereof based on the degree to which the Performance Goals established by the Committee and set forth in the Agreement have been satisfied.

     9.4 Form of Payment. Payment of the amount to which a Participant shall be entitled upon the settlement of a Performance Award shall be made in cash, Stock, or a combination thereof as determined by the Committee. Payment may be made as prescribed by the Committee.

SECTION 10. BONUS STOCK

     Subject to the terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may award Shares of Bonus Stock to Participants without cash consideration. The Committee shall determine and indicate in the relevant Agreement whether such Shares of Bonus Stock shall be unencumbered of any restrictions (other than those advisable to comply with law) or shall be subject to restrictions and limitations similar to those referred to in Section 9. In the event the Committee imposes any restrictions on the Shares of Bonus Stock, then such Shares shall be subject to at least the following restrictions:

          (a) No Shares of Bonus Stock may be sold, transferred, pledged, assigned, exchanged, encumbered or otherwise alienated or hypothecated if such Shares are subject to restrictions which have not lapsed or have not been vested.

          (b) If any condition of vesting of the Shares of Bonus Stock are not met, all such Shares subject to such vesting shall be delivered to the Company and cancelled (in a manner determined by the Committee) within 60 days of the failure to meet such condition without any payment from the Company.

SECTION 11. OTHER STOCK UNIT AWARDS

     11.1 Grant of Other Stock Unit Awards. Subject to the terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may issue to Participants, either alone or in addition to other Awards made under the Plan, Other Stock Unit Awards which may be in the form of Common Stock or other securities. The value of each such Award shall be based, in whole or in part, on the value of the underlying Common Stock or other securities. The Committee, in its sole and complete discretion, may determine that an Award, either in the form of an Other Stock Unit Award under this Section 11 or as an Award granted pursuant to Sections 6 through 10, may provide to the Participant (i) dividends or dividend equivalents (payable on a current or deferred basis) and (ii) cash payments in lieu of or in addition to an Award. Subject to the provisions of the Plan, the Committee in its sole and complete discretion, shall determine the terms, restrictions, conditions, vesting requirements, and payment rules (all of which are sometimes hereinafter collectively referred to as "Rules") of the Award. The Agreement shall specify the Rules of each Award as determined by the Committee. However, each Other Stock Unit Award need not be subject to identical Rules.

     11.2 Rules. The Committee, in its sole and complete discretion, may grant an Other Stock Unit Award subject to the following Rules:

          (a) Common Stock or other securities issued pursuant to Other Stock Unit Awards may not be sold, transferred, pledged, assigned, exchanged, encumbered or otherwise alienated or hypothecated by a Participant until the expiration of at least six months from the Award Date, except that such limitation shall not apply in the case of death or disability of the Participant or a Change in Control of the Company. All rights with respect to such Other Stock Unit Awards granted to a Participant shall be exercisable during his or her lifetime only by such Participant or his or her guardian or legal representative.

          (b) Other Stock Unit Awards may require the payment of cash consideration by the Participant upon receipt of the Award or provide that the Award, and any Common Stock or other securities issued in conjunction with the Award be delivered without the payment of cash consideration.

          (c) The Committee, in its sole and complete discretion, may establish certain Performance Criteria that may relate in whole or in part to receipt of the Other Stock Unit Awards.

          (d) Other Stock Unit Awards may be subject to a deferred payment schedule and/or vesting over a specified employment period.

          (e) The Committee, in its sole and complete discretion, as a result of certain circumstances, including, without limitation, the assumption of, or substitution of stock unit awards of a company with which the Company participates in an acquisition, separation, or similar corporate transaction, may waive or otherwise remove, in whole or in part, any restriction or condition imposed on an Other Stock Unit Award at the time of grant.

SECTION 12. SPECIAL PROVISIONS APPLICABLE TO COVERED PARTICIPANTS

     Awards subject to Performance Criteria paid to Covered Participants under this Plan shall be governed by the conditions of this Section 12 in addition to the requirements of Sections 8, 9, 10 and 11 above. Should conditions set forth under this Section 12 conflict with the requirements of Sections 8, 9, 10 and I 1, the conditions of this Section 12 shall prevail.

          (a) All Performance Measures relating to Covered Participants for a relevant Performance Period shall be established by the Committee in writing prior to the beginning of the Performance Period, or by such other later date for the Performance Period as may be permitted under Section 162(m). Performance Measures may include alternative and multiple Performance Measures and may be based on one or more business criteria. In establishing Performance Measures, the Committee shall consider one or more of the following business or financial goals of the Company: absolute or relative increases in total stockholder return, economic value added, return on capital employed, revenues, sales, net income, return on equity, cash flow, operating margin or net worth of the Company, any of its Subsidiaries, divisions or other areas of the Company.

          (b) The Performance Measures must be substantially uncertain of attainment at the time established, must be objective and must satisfy third party "objectivity" standards under Section 162(m).

          (c) The Performance Measures shall not allow for any discretion by the Committee as to an increase in any Award, but discretion to lower an Award is permissible.

          (d) The Award and payment of any Award under this Plan to a Covered Participant with respect to a relevant Performance Period shall be contingent upon the attainment of the Performance Measures that are applicable to such Covered Participant. The Committee shall certify in writing prior to payment of any such Award that such applicable Performance Measures relating to the Award are satisfied. Approved minutes of the Committee may be used for this purpose.

          (e) The maximum Award that may be paid to any Covered Participant under the Plan pursuant to Sections 9, 10 and 11 for any Performance Period is the lesser of $1 Million or 100 percent of the Covered Participant's annual base salary as of the first day of that Performance Period. The maximum number of Shares subject to Options, Stock Appreciation Rights or Restricted Stock granted to any Covered Participant for any fiscal year shall be the number of shares determined pursuant to Section 5.2(b).

          (f) All Awards to Covered Participants under this Plan shall be further subject to such other conditions, restrictions, and requirements as the Committee may determine to be necessary to carry out the purpose of this Section 12.

SECTION 13. DEFERRED ELECTIONS/TAX REIMBURSEMENTS.

     The Committee may permit a Participant to elect to defer receipt of any payment of cash or any delivery of shares of Common Stock that would otherwise be due to such Participant by virtue of the exercise, earn-out, or settlement of any Award made under the Plan. If such election is permitted, the Committee shall establish rules and procedures for such deferrals, including, without limitation, the payment or crediting of dividend equivalents in respect of deferrals credited in units of Common Stock. The Committee may also provide in the relevant Agreement for a tax reimbursement cash payment to be made by the Company in favor of any Participant in connection with the tax consequences resulting from the grant, exercise, settlement or earn-out of any Award made under the Plan.

SECTION 14. GENERAL PROVISIONS

     14.1 Plan Term. The Plan was adopted by the Board of Directors of the Company on May 29, 1997. The Plan was adopted and approved by the BEI Board of
Directors on      , 1997 and recommended for consideration by the BEI
stockholders. Subject to approval by the stockholders of BEI, the Plan shall be effective as of the effective time of the Distribution of the Stock of the Company to the stockholders of BEI, pursuant to the Agreement and Plan of Distribution by and between BEI and the Company dated as of April 15, 1997; provided, however, no Stock, rights or Options may be sold, awarded or granted under the Plan until the Company is in receipt of a Registration Statement under the Securities Act covering the Shares to be issued under the Plan. Any Stock, rights, or Options granted under this Plan prior to approval of the Plan by the stockholders of BEI shall be granted subject to such approval.

     The Plan terminates December 31, 2006; however, all Awards made prior to, and outstanding on such date, shall remain valid in accordance with their terms and conditions.

     14.2 Withholding. The Company shall have the right to deduct or withhold, or require a Participant or Permitted Transferee to remit to the Company, any taxes required by law to be withheld from Awards. In the event an Award is paid in the form of Common Stock, the Committee may require the Participant or Permitted Transferee to remit to the Company the amount of any taxes required to be withheld from such payment in Common Stock, or, in lieu thereof, the Company may withhold from the number of Shares otherwise to be issued (or the Participant or Permitted Transferee, with respect to Stock already owned by such Participant or Permitted Transferee (which the Committee may require to have been held for at least six (6) months), may be provided the opportunity to elect to tender) the number of shares of Common Stock equal in Fair Market Value to the amount required to be withheld.

     14.3 Awards. Each Award shall be evidenced in a corresponding Agreement provided in writing to the Participant, which shall specify the terms, conditions and any Rules applicable to the Award, including but not limited to the effect of a Change in Control, or death, Disability, Divestiture, Early Retirement, Normal Retirement or other termination of employment of the Participant on the Award. Each Permitted Transferee, along with the transferor, of a Non-Qualified Stock Option transferred in accordance with the provisions of Section 14.4 shall enter into a Stock Option Transfer Agreement with the Company in a form specified by the Committee.

     14.4 Nontransferability. No Award and no rights or interests therein may be sold, transferred, pledged, assigned, exchanged, encumbered or otherwise alienated or hypothecated, except (i) by testamentary disposition by the Participant or the laws of descent and distribution or, except in the case of an ISO, by a qualified domestic relations order; and (ii) in the case of Nonqualified Stock Options, transfers made with the prior approval of the Committee and on such terms and conditions as the Committee in its sole discretion shall approve, to (a) the spouse, child, step-child, grandchild or step-grandchild of the Participant (an "Immediate Family Member"), (b) a trust the beneficiaries of which do not include persons other than the Participant and Immediate Family Members; (c) a partnership (either general or limited) the partners of which do not include persons other than the Participant and Immediate Family Members (or a corporation the shareholders of which do not include persons other than the Participant and Immediate Family Members); (d) a corporation the shareholders of which do not include persons other than the Participant and Immediate Family Members; or (e) any other transferee that is approved by the Committee in its sole discretion (each a Permitted Transferee); provided, however, that, without the prior approval of the Committee, no Permitted Transferee shall further transfer a Nonqualified Stock Option, other than by testamentary disposition or the laws of descent and distribution, either directly or indirectly, including, without limitation, by reason of the dissolution of, or a change in the beneficiaries of, a Permitted Transferee that is a trust, the sale, merger, consolidation, dissolution, or liquidation of a Permitted Transferee that is a partnership (or the sale of all or any portion of the partnership interests therein), or the sale, merger, consolidation, dissolution or liquidation of a Permitted Transferee that is a corporation (or the sale of all or any portion of the stock thereof). Further, no right or interest of any Participant in an Award may be assigned in satisfaction of any lien, obligation, or liability of the Participant.

     14.5 No Right to Employment. No granting of an Award shall be constituted as a right to employment with the Company.

     14.6 Rights as Stockholder. Subject to the Award provisions, no Participant or Designated Beneficiary shall be deemed a stockholder of the Company nor have any rights as such with respect to any Shares to be provided under the Plan until he or she has become the holder of such Shares. Notwithstanding the aforementioned, with respect to Stock granted as Restricted Stock, Performance Shares, Bonus Stock or Other Stock Unit Awards under this Plan, the Participant or Designated Beneficiary of such Award shall be deemed the owner of such Shares provided herein. As such, unless contrary to the provisions herein or in any such related Agreement, such stockholder shall be entitled to full voting, dividend and distribution rights as provided any other Company stockholder for as long as the Participant continues to be deemed the owner of such stock.

     14.7 Construction of the Plan. The Plan, and its rules, rights, agreements and regulations, shall be governed, construed, interpreted and administered solely in accordance with the laws of the state of Delaware. In the event any provision of the Plan shall be held invalid, illegal or unenforceable, in whole or in part, for any reason, such determination shall not affect the validity, legality or enforceability of any remaining provision, portion of provision or the Plan overall, which shall remain in full force and effect as if the Plan had been absent the invalid, illegal or unenforceable provision or portion thereof

     14.8 Amendment of the Plan. The Committee or Board of Directors may amend, suspend, or terminate the Plan or any portion thereof at any time, provided such amendment is made with stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, including for these purposes any approval which is a requirement for exemptive relief under Section 16(b) of the Exchange Act or which is a requirement for the performance-based compensation exception under Section 162(m). The Committee in its sole discretion may amend the Plan so as to conform with local rules and regulations subject to any provisions to the contrary specified herein.

     14.9 Amendment of Award. In its sole and complete discretion, the Committee may at any time amend any Award for the following reasons: (i) additions and/or changes to the Code, any federal or state securities law, or other law or regulations applicable to the Award, are made, and such additions and/or changes have some effect on the Award; or (ii) any other event not described in clause (i) occurs and the Participant gives his or her consent to such amendment, provided however, except for capital adjustments described in
Section 5.8, the Committee may not reduce the Exercise Price of an Award.

     14.10 Exemption from Computation of Compensation for Other Purposes. By acceptance of an applicable Award, subject to the conditions of such Award, each Participant shall be considered in agreement that all Shares sold or awarded and all Options granted under this Plan shall be considered special incentive compensation and will be exempt from inclusion as "wages" or "salary" in pension, retirement, life insurance, and other employee benefits arrangements of the Company, except as determined otherwise by the Company. In addition, each Designated Beneficiary of a deceased Participant shall be in agreement that all such Awards will be exempt from inclusion in "wages" or "salary" for purposes of calculating benefits of any life insurance coverage sponsored by the Company.

     14.11 Legend. In its sole and complete discretion, the Committee may elect to legend certificates representing Shares sold or awarded under the Plan, to make appropriate references to the restrictions imposed on such shares.

     14.12 Certain Participants. All Agreements for Participants subject to
Section 16(b) of the Exchange Act shall be deemed to include any such additional terms, conditions, limitations and provisions as Rule 16b-3 requires, unless the Committee in its discretion determines that any such Award should not be governed by Rule 16b-3. All performance-based Awards shall be deemed to include any such additional terms, conditions, limitations and provisions as are necessary to comply with the performance-based compensation exemption of Section 162(m) unless the Committee in its discretion determines that any such Award to a Covered Participant is not intended to qualify for the exemption for performance-based compensation under Section 162(m).

     14.13 Change in Control. In the event of a Change in Control, the Committee is permitted to accelerate the payment or vesting and release any restrictions on any Awards.

     14.14 Listing, Registration and Other Legal Compliance. No Awards or shares of the Common Stock shall be required to be issued or granted under the Plan unless legal counsel to the Company shall be satisfied that such issuance or grant will be in compliance with all applicable federal and state securities laws and regulations and any other applicable laws or regulations. The Committee may require, as a condition of any payment or share issuance, that certain agreements, undertakings, representations, certificates, and/or information, as the Committee may deem necessary or advisable, be executed or provided to the Company to assure compliance with all such applicable laws or regulations. Any certificates for shares of the Restricted Stock and/or Common Stock delivered under the Plan may be subject to such stock-transfer orders and such other restrictions as the Committee may deem advisable under the rules, regulations, or other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities law. In addition, if, at any time specified herein (or in any Agreement or otherwise) for (a) the making of any Award, or the making of any determination, (b) the issuance or other distribution of Restricted Stock and/or other Common Stock, or (c) the payment of amounts to or through a Participant with respect to any Award, any law, rule, regulation, or other requirement of any governmental authority or agency shall require the Company, any Affiliate, or any Participant (or any estate, designated beneficiary, or other legal representative thereof) to take any action in connection with any such determination, any such shares to be issued or distributed, any such payment, or the making of any such determination, as the case may be, shall be deferred until such required action is taken. With respect to persons subject to
Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3. To the extent any provision of the Plan or any action by the administrators of the Plan fails to so comply with such rule, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

                                                                         ANNEX J

                           NEW BEVERLY HOLDINGS, INC.
                    NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

                                   ARTICLE I.

                           ESTABLISHMENT AND PURPOSE

     1.1. Establishment of the Plan. New Beverly Holdings, Inc., a Delaware corporation ("Company") hereby establishes a stock option plan as set forth in this document, which plan as amended from time to time shall be known as the "New Beverly Non-Employee Directors' Stock Option Plan" ("Plan").

     1.2 Purpose. The purpose of the Plan is to build a proprietary interest among the Company's Non-Employee Directors and thereby secure for the Company's stockholders the benefits associated with common stock ownership by those who will oversee the Company's future growth and success.

     1.3 Applicability of the Plan. The provisions of this Plan are applicable only to individuals who are Non-employee Directors as of the Effective Time of the Distribution of the Common Stock of the Company to the stockholders of Beverly Enterprises, Inc. ("BEI"), pursuant to the Agreement and Plan of Distribution by and between BEI, Capstone Pharmacy Services, Inc. ("Capstone") and the Company dated as of April 15, 1997 (the "Distribution Date"), or becomes a Non-Employee Directors thereafter.

     1.4 Effective Date. This Plan shall be effective as of the Distribution Date, subject to the approval of this Plan by the Board of Directors and the Company's stockholders, as provided in this Section 1.4. To become effective, this Plan must be approved by the Board of Directors and by the affirmative vote of the holders of a majority of shares of Common Stock present, or represented, and entitled to vote thereon at a meeting of the Company's stockholders called for such purpose. Absent such approvals prior to June 1, 1998, this Plan shall terminate and cease to be of any further force or effect and all grants of Options hereunder shall be null and void.

                                  ARTICLE II.

                          DEFINITIONS AND CONSTRUCTION

     2.1 Definitions. Whenever used as a capitalized term in the Plan, the following terms shall have the respective meanings set forth below, unless otherwise expressly provided:

          (a) "Affiliate" means "affiliate" as defined in Rule 12b-2 under the Exchange Act.

          (b) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

          (c) "Board" or "Board of Directors" means the Board of Directors of the Company.

          (d) "Change in Control" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

             (1) Any Person, corporation or other entity or group becomes the Beneficial Owner of shares of the Company having 30 percent or more of the total number of votes that may be cast for the election of members of the Board; or

             (2) As the result of, or in connection with, any tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing (a "Transaction"), the persons who were members of the Board before the Transaction shall cease to constitute a majority of the Board of Directors of the Company or any successor to the Company or its assets; or

             (3) If at any time (A) the Company shall consolidate with, or merge with, any other Person and the Company shall not be the continuing or surviving corporation, (B) any Person shall consolidate with, or merge with, the Company, and the Company shall be the continuing or surviving corporation and in connection therewith, all or part of the outstanding Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, (C) the Company shall be a party to a statutory share exchange with any other Person after which the Company is a Subsidiary of any other Person, or (D) the Company shall sell or otherwise transfer 50 percent or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons; provided, however, that notwithstanding anything to the contrary set forth in such plan, a Change in Control shall not include either (a) the Distribution or Merger, or (b) any transfer to a consolidated subsidiary, reorganization, spin-off, split-up, distribution, or other similar or related transaction(s) or any combination of the foregoing in which the core business and assets of the Company and its subsidiaries (taken as a whole) are transferred to another entity ("Controlled") with respect to which (1) the majority of the Board of Directors of the Company (as constituted immediately prior to such transaction(s)) also serve as directors of Controlled and immediately after such transaction(s) constitute a majority of Controlled's board of directors, and (2) more than 70% of the shareholders of the Company (immediately prior to such transaction(s)) become shareholders or other owners of Controlled and immediately after the transaction(s) control more than 70% of the ownership and voting rights of Controlled.

          (e) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, as the same may be amended from time to time.

          (f) "Common Stock" means the common stock of the Company.

          (g) "Company" means New Beverly Holdings, Inc., or any successor thereto.

          (h) "Effective Date" means the Distribution Date, subject to the approvals as described in Section 1.4.

          (i) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

          (j) "Fair Market Value" means, on any given date, the closing price of Common Stock as reported on the New York Stock Exchange composite tape on such day or, if no shares of Common Stock were traded on the New York Stock Exchange on such day, then on the next preceding day that Common Stock was traded on such Exchange, all as reported by such source as the Board may select. As to Options granted to Participants in connection with the assumption of Options previously granted by Beverly Enterprises, Inc. (BEI) pursuant to the Employee Benefit Matters Agreement dated April 15, 1997 among BEI, the Company and Capstone, Fair Market Value shall have the definition contained therein.

          (k) "Grant Date" means June 1 of each calendar year during the period this Plan remains in effect. The first "Grant Date" under the Plan is June 1, 1998.

          (l) "Non-Employee Director" means an individual who is a member of the Board and who is not an employee of the Company or any Subsidiary or Affiliate thereof.

          (m) "Option" means an option granted under this Plan to purchase a share or shares of Common Stock.

          (n) "Participant" means a Non-Employee Director to whom an Option has been granted under this Plan.

          (o) "Person" means "person" as defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d)(3) of the Exchange Act.

          (p) "Plan" means the "New Beverly Holdings, Inc. Non-Employee Directors Stock Option Plan" as set forth in this document, and as the same may be amended from time to time.

          (q) "Subsidiary" means a corporation at least 50 percent of the combined voting power of all classes of stock of which is owned by the Company, either directly or through one or more of its Subsidiaries.

          (r) "Vesting Date" means, with respect to any Options granted as of a particular Grant Date, the next June 1 following such Grant Date. The first Vesting Date under the Plan is June 1, 1999.

     2.2 Gender and Number; Headings. Except when otherwise indicated by the context, any masculine terminology when used in this Plan shall also include the feminine gender, and the definition of any term in the singular shall also include the plural. Headings of Articles and Sections herein are included solely for convenience, and if there is any conflict between such headings and the text of the Plan, the text shall control.

                                  ARTICLE III.

                         ELIGIBILITY AND PARTICIPATION

     3.1 Eligibility; Participation. Each Non-Employee Director shall be eligible to participate under this Plan and to receive a grant of an Option in accordance with the provisions of this Plan.

     3.2 Grant of Stock Options. Each Non-Employee Director as of the first Grant Date shall automatically be granted an Option to purchase 2,500 shares of Common Stock ,and shall automatically be granted an Option to purchase an additional 2,500 shares of Common Stock as of each Grant Date subsequent to the initial Grant Date applicable to such Non-Employee Director and during the term of this Plan, with each such subsequent grant being effective as of the applicable Grant Date. To be eligible to receive such an Option grant with respect to any such Grant Date, the Non-Employee Director must be a Nonemployee Director on such Grant Date. All Options granted under this Section 3.2 shall be subject to the Common Stock availability provisions of Section 4.1. Each individual who first becomes a Nonemployee Director after the Effective Date shall automatically be granted an Option to purchase 2,500 shares of Common Stock, effective as of the Grant Date which is coincident with or next following the date on which such individual becomes a Non-Employee Director.

                                  ARTICLE IV.

                             COMMON STOCK AVAILABLE

     4.1 In General. Subject to adjustment as provided in Section 4.2, an aggregate of 300,000 shares of Common Stock shall be available for grant and issuance pursuant to the provisions of this Plan. Such shares may be authorized and unissued shares or may be shares issued and thereafter acquired by the Company. If an Option shall expire or terminate for any reason without having been exercised in whole or in part, the unpurchased shares of Common Stock subject to such Option shall again be available for subsequent Option grants under the Plan.

     4.2 Adjustment in Event of Changes in Capitalization. In the event of a stock dividend, stock split, or combination of shares, recapitalization or other change in the Company's capitalization, or other distribution with respect to holders of the Company's Common Stock other than normal cash dividends, an automatic adjustment shall be made in the number and kind of shares as to which outstanding Options or portions thereof then unexercised shall be exercisable and in the available shares set forth in Section 4.1, to the end that the proportionate interest of the Participant or eligible Non-Employee Director shall be maintained as before the occurrence of such event. Such adjustment in outstanding Options shall be made without change in the total price applicable to the unexercised portion of such Options and with a corresponding adjustment in the Option price per share. Automatic adjustment shall also be made in the number and kind of shares subject to Options subsequently granted under Article III of the Plan.

                                   ARTICLE V.

                     TERMS AND CONDITIONS OF STOCK OPTIONS

     5.1 Exercise of Stock Options.

          (a) Option Exercisability. Each Option granted as of a particular Grant Date shall be exercisable on or after the Vesting Date with respect to such Grant Date, subject to the provisions of Section 5.1(b) and (c).

          (b) Immediate Vesting For Death, Disability, and Change of Control. Notwithstanding the provisions of Section 5.1(a), an Option granted to any Participant shall become immediately exercisable in full upon the first to occur of --

             (1) The death of the Participant, in which case the Option may be exercised by the Participant's executor or administrator, or if not so exercised, by the legatees or distributees of his or her estate or by such other person or persons to whom the Participant's rights under the Option shall pass by will or by the applicable laws of descent and distribution;

             (2) Such time as the Participant ceases to be a member of the Board by reason of his or her disability and

             (3) Change in Control.

          (c) Termination Other Than Death or Disability. In the event the Participant ceases to be a Nonemployee Director of the Company for any reason other than death or disability when no Change of Control has occurred, and such termination occurs prior to the time an Option granted to such Participant has become exercisable, such Option shall terminate with respect to the shares as to which the Option is not then exercisable and all rights of the Participant to such shares shall terminate without further obligation on the part of the Company. As regards any Option which is exercisable by the Participant at such time, such Participant must exercise such Option within 90 days following the date the Participant so ceased to be a Non-Employee Director; and, any such Option remaining unexercised as of the close of such period shall expire.

     5.2 Exercise Price. The exercise price of an Option for a share of Common Stock shall be 100 percent of the Fair Market Value of such Common Stock on the Grant Date relating to such Option. However, Options granted on the assumption of, or in substitution for, options of another company with which the Company participates in an acquisition, separation or similar corporate transaction may be issued at an exercise price less than 100% of Fair Market Value.

     5.3 Expiration of Options.

          (a) In General. An Option shall expire ten years from the Grant Date relating to such Option, unless terminated earlier in accordance with the Plan.

          (b) Death or Disability of Participant. In the event a Participant ceases to be a Non-Employee Director of the Company by reason of death or disability, including without limitation in the event that a Participant dies after ceasing to be a member of the Board by reason of disability, any Option granted to such Participant hereunder that has not been fully exercised at the time of the Participant's death may be exercised at any time within the greater of

             (1) one year after the date of death or disability, or --

             (2) in the event any Option is exercised by the executors, administrators, legatees, or distributees of the estate of a deceased Participant, the Company shall be under no obligation to issue Common Stock thereunder unless and until the Company is satisfied that the person or persons exercising the Option are the duly appointed legal representatives of the deceased optionee's estate or the proper legatees or distributees thereof.

     5.4 Exercise and Payment of Exercise Price.

          (a) Number of Shares. Subject to the terms and conditions of the Plan, an Option shall, to the extent then exercisable, be exercisable in whole or in part by giving written notice to the Company stating the number of shares with respect to which the Option is being exercised, accompanied by payment in full for such shares; provided, however, that there shall be no such exercise at any one time as to fewer than 100 shares or all of the remaining shares then purchasable by the person or persons exercising the Option, if fewer than 100 shares.

          (b) Payment Methods. An Option may be paid for by --

             (1) delivery of cash or a check payable to the order of the Company in an amount equal to the exercise price of such Option, or

             (2) by delivery to the Company of shares of Common Stock of the Company already owned by the Participant for more than six months and having a Fair Market Value equal in amount to the exercise price of the Option being exercised, provided that such method is consistent with applicable tax and securities laws, and is not contrary to any restriction on the Company's purchase of its own shares; or

             (3) by any combination of such methods of payment.

     5.5 Rights as a Shareholder. Except as specifically provided by the Plan, the grant of an Option shall not give a Participant rights as a stockholder; and the Participant will obtain such rights only upon actual receipt of Common Stock.

     5.6 Documentation of Option Grants. Option grants shall be evidenced by written instruments prescribed by the Board from time to time. The instruments may be in the form of agreements to be executed by both the Participant and the Company or certificates, letters or similar instruments, which need not be executed by the Participant, but acceptance of which will evidence agreement to the terms of the grant.

     5.7 Nontransferability of Options. No Option granted under the Plan shall be assignable or transferable by the Participant to whom it is granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or pursuant to a "qualified domestic relations order" ("QDRO") as defined under Section 414(p) of the Code. Any such attempted assignment or transfer in violation of this Section 5.7 shall be null and void. During the life of the Participant, the Option shall be exercisable only by such person or an alternate payee under a QDRO, or, in the event of incapacity, by the person or person properly appointed to act on his or her behalf.

                                  ARTICLE VI.

                             REGULATORY COMPLIANCE

     6.1 Issuance or Delivery of Shares. The issuance or delivery of any shares of Common Stock subject to exercisable Options may be postponed by the Board for such period as may be required to comply with any applicable requirements under the Federal or applicable state securities laws, any applicable listing requirements of any national securities exchange, or any requirements under any law or regulation applicable to the issuance or delivery of such shares. The Company shall not be obligated to issue or deliver any such shares if, in the opinion of Company counsel, the issuance or delivery thereof would constitute a violation of any provision of any law or of any regulation of any governmental authority or any national securities exchange.

                                  ARTICLE VII.

                                 ADMINISTRATION

     7.1 Plan Administration. The Plan shall be administered by the Board. The Board shall have all the powers vested in it by the terms of the Plan, such powers to include authority within the limitations described herein to prescribe the form of the agreement embodying grants of Options. The Board shall have the power to construe the Plan, to determine all questions arising thereunder, and to adopt and amend such rules and regulations for the administration of the Plan as it may deem desirable. Any decision of the Board in the administration of the Plan, as described herein, shall be final and conclusive. The Board may from time to time delegate certain of its administrative responsibilities under the Plan to Company personnel or to a committee. The Board may act only by a majority of its members in office, except that the members thereof may authorize any one or more of their number or any officer of the Company to execute and deliver documents on behalf of the Board. No member of the Board shall be liable for anything done or omitted to be done other than by such member's own willful misconduct or as expressly provided by statute.

     7.2 Indemnification and Exculpation. The members of the Board, its agents, and officers and employees of the Company shall be indemnified and held harmless by the Company against and from any and all loss, cost, liability, or expense that may be imposed upon or reasonably incurred by them in connection with or resulting from any claim, action, suit, or proceeding to which they may be a party or in which they may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by them in settlement (with the Company's written approval) or paid by them in satisfaction of a judgment in any such action, suit, or proceeding. The foregoing provision shall not be applicable to any person if the loss, cost, liability, or expense is due to such person's gross negligence or willful misconduct.

                                 ARTICLE VIII.

                           AMENDMENT AND TERMINATION

     8.1 Amendment. Except as provided in Section 6.2, the Board shall have the right to amend or modify the Plan in full or in part at any time and from time to time; provided, however, that unless required by law, no such amendment or modification shall --

          (a) affect any right or obligation with respect to any Option grant theretofore made,

          (b) in any manner affect the restrictions set forth in Section 6.2, or

          (c) unless previously approved by the stockholders of the Company, where such approval is necessary to satisfy then applicable requirements of Federal securities laws, the Code, or rules of any stock exchange on which the Company's Common Stock is listed --

             (1) in any manner materially affect the eligibility requirements set forth in Sections 3.1, and 3.2,

             (2) materially increase the number of shares of Common Stock available for or subject to Options, or

             (3) materially increase the benefits to Participants under the Plan.

     8.2 Termination.

          (a) In General. The Board shall have the right to terminate the Plan at any time; provided, however, that Options which are granted on or before the termination date shall remain exercisable in accordance with their respective terms after the termination of the Plan.

          (b) Termination Date. Unless terminated earlier by the Board, the Plan shall terminate on December 31, 2007; provided, however, that Options which are granted on or before such date shall remain exercisable in accordance with their respective terms after the termination of the Plan.

                                  ARTICLE IX.

                                 MISCELLANEOUS

     9.1 Shareholder Approval. The effectiveness of the Plan and of the grant of all Options under the Plan are subject to stockholder approval as provided in
Section 1.4. The Company's obligation to issue and deliver shares of Common Stock under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance, or delivery of Common Stock.

     9.2 No Right to Reelection. Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any Non-Employee Director for reelection by the Company's stockholders, nor confer upon any Nonemployee Director the right to remain a member of the Board for any period of time, or at any particular rate of compensation.

     9.3 Severability. In the event any provision of this Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of this Plan, but this Plan shall be construed and enforced as if the illegal or invalid provision had never been inserted, and the Company shall have the privilege and opportunity to correct and remedy such questions of illegality or invalidity by amendment as provided in this Plan.

     9.4 Status Under ERISA. This Plan is not maintained as and is not intended to be an "employee benefit plan" under the Employee Retirement Income Security Act of 1974, as amended.

     9.5 Applicable Law. The Plan shall be governed by, construed, and administered in accordance with the laws of the State of Delaware, except to the extent such laws are preempted by the laws of the United States.

                                                                         ANNEX K

                        CAPSTONE PHARMACY SERVICES, INC.

                       1996 EMPLOYEE STOCK PURCHASE PLAN
                 (AMENDED AND RESTATED AS OF NOVEMBER   , 1997)

                                   ARTICLE I

                            TITLE, PURPOSE AND TERM

     Section 1.01 This Plan was adopted, effective February 1, 1996, by Capstone Pharmacy Services, Inc., a Delaware corporation (the "Sponsoring Employer"), and is known as the Capstone Pharmacy Services, Inc. 1996 Employee Stock Purchase Plan (hereinafter referred to as the "Plan"). The Plan is hereby amended and restated in its entirety, as set forth herein, effective November
  , 1997.

     Section 1.02 The purpose of the Plan is to provide the Employees of the Sponsoring Employer with a convenient way to become shareholders of the Sponsoring Employer. It is believed that further Employee participation in the ownership of the business will help to achieve the unity of purpose essential to the continued growth of the Sponsoring Employer and the mutual benefit of its employees and shareholders. This Plan is intended to be effective as an employee stock purchase plan, as defined in Section 423 of the Internal Revenue Code of 1986, as amended, and shall be interpreted and construed in accordance with such purpose.

     Section 1.03  The Plan will be continued from year to year but, subject to
Section 5.03, may be modified or discontinued by the Sponsoring Employer at any time.

                                   ARTICLE II

                                  DEFINITIONS

     As used herein, the following words and phrases shall have the meanings specified below, unless a different meaning is plainly required by the context:

     Section 2.01 The term "Board of Directors" shall mean the Board of Directors of the Sponsoring Employer.

     Section 2.02 The term "Closing Market Price" shall mean the closing price of the Sponsoring Employer's common stock as reported in The Wall Street Journal for the date of determination, provided, however, that if no such closing price is reported but a "bid" and an "asked" price are reported by The Wall Street Journal, then the term "Closing Market Price" shall mean the "bid" price for the date of determination.

     Section 2.03 The term "Contribution Account" shall mean the account established on behalf of a Member to which shall be credited the amount of the Member's contribution, pursuant to Article IV.

     Section 2.04  The term "Effective Date" shall mean February 1, 1996.

     Section 2.05 The term "Eligible Employee" shall mean each Employee who is an Employee as an Entry Date.

     Section 2.06 The term "Employee" shall mean each current or future employee of an Employer whose customary employment is at least twenty (20) hours a week and more than five months in a calendar year.

     Section 2.07 The term "Employer" shall mean the Sponsoring Employer and its successors by merger or consolidation and any direct or indirect subsidiary of the Sponsoring Employer, provided, however, that the Board of Directors may deny participation in this Plan to any such subsidiary.

     Section 2.08 The term "Entry Date" shall mean each January 1 while the Plan is in effect; provided, however, that, with respect to any Transferred Employee, "Entry Date" shall also mean the first day of the first calendar month occurring at least fifteen (15) days after the date he or she becomes an Employee. Notwithstanding the preceding, the Board of Directors or the Committee may, at its discretion, establish a different date to be used as a general Entry Date for all Eligible Employees with respect to any Plan Year in lieu of January 1.

     Section 2.09 The term "Exercise Date" shall mean the last business day of the Plan Year on which the Sponsoring Employer's common stock publicly trades.

     Section 2.10 The term "Grant Date" shall mean the first day on or after any Entry Date during which the Sponsoring Employer's common stock publicly trades. With respect to any Member's participation in the Plan, the Grant Date for such Member is the Grant Date determined by reference to the Entry Date applicable to such Member.

     Section 2.11 The term "Issue Price" shall mean the price of the stock to be charged to participating Members at the "Exercise Date." The "Issue Price" shall be determined as set forth in Section 4.04.

     Section 2.12 The term "Member" shall mean any Employee of an Employer who has met the conditions and provisions for becoming a Member as provided in
Article III hereof.

     Section 2.13 The term "Member's Contribution Rate" shall be an exact number of dollars elected by the Member to contribute by regular payroll deductions to his Contribution Account as outlined in Section 4.02 and the term "Member's Contribution" shall be the aggregate dollars actually so contributed.

     Section 2.14 The term "Normal Monthly Pay" shall be computed with respect to Employees who are paid on an hourly basis by annualizing such Employee's hourly base pay and his or her regular scheduled hours of work as of January 1 of the applicable year and dividing by twelve. For salaried employees the "Normal Monthly Pay" shall be their regular monthly base pay as of January 1 of the applicable year.

     Section 2.15 The term "Plan Year" shall mean a twelve (12) month period beginning on the first day of January and ending on the last day of December provided, that the first Plan Year shall commence on February 1, 1996; and provided further that, with respect to a Transferred Employee with respect to whom there is an Entry Date that is not an Entry Date with respect to Employees generally, the period from such Transferred Employee's Entry Date until the following December 31 shall be treated as a Plan Year with respect to such Transferred Employee.

     Section 2.16 The term "Predecessor Employer" shall mean any prior employer of Employees which was an employer of any Employees immediately prior to the date such Employees became Employees as a result of a corporate transaction (including a merger, acquisition or similar corporate event) and any other employer which was itself a predecessor employer with respect to such Employees by reason of a previous merger, acquisition or other similar corporate event involving such employer and a Predecessor Employer.

     Section 2.17 The term "Sponsoring Employer" shall mean Capstone Pharmacy Services, Inc., a Delaware corporation with principal offices located in Baltimore, Maryland, the plan sponsor for all purposes.

     Section 2.18 The term "Sponsoring Employer Stock" shall mean those shares of Sponsoring Employer's Common Stock, par value $.01 per share, which pursuant to Section 4.01 are reserved for issuance upon the exercise of the options granted under this Plan.

     Section 2.19 The term "Transferred Employee" shall mean each Employee who has become an Employee as a result of a corporate transaction, such as a merger, acquisition or similar corporate event involving the Sponsoring Employer and a Predecessor Employer; provided, however that the term "Transferred Employee" shall not include any such Employee who was not employed as of the preceding generally applicable Entry Date under the Plan by a Predecessor Employer.

     Section 2.20 Any words herein used in the masculine shall read and be construed in the feminine where they would so apply. Words in the singular shall be read and construed as though in the plural in all cases where they would so apply.

                                  ARTICLE III

                               MEMBERSHIP IN PLAN

     Section 3.01 Each Eligible Employee may become a Member of the Plan and participate therein as of any Entry Date if he remains an Employee on such Entry Date.

     Section 3.02 All Eligible Employees who become Members of the Plan shall have the same rights and privileges, except such differences as are attributable to the 10% of normal monthly pay limitation on contributions, as set forth in
Section 4.02, and the prohibition on participation by Employees who are treated as 5% owners, as set forth in Section 4.06. Upon becoming a Member, said Member shall be bound by the terms of this Plan, including any amendments hereto.

     Section 3.03 Each Eligible Employee shall be furnished a summary of the Plan and a Request for Participation, which documents, together, set forth the terms of the options granted under the Plan. If such Employee elects to participate hereunder, he or she must complete such form and file it with his or her Employer no later than 15 days prior to the next Entry Date. The completed Request for Participation shall indicate the amount of Employee contribution authorized by the Member. The Employee shall confirm his or her decision to participate by completing a Confirmation of Participation. The Employee's election to participate shall remain in effect unless otherwise revoked or modified by the Employee in any future year. If any Eligible Employee does not elect to participate in any given Plan Year, he or she may elect to participate on any future Entry Date so long as he continues to be an Eligible Employee.

                                   ARTICLE IV

                           ISSUANCE OF STOCK OPTIONS

     Section 4.01 The aggregate number of shares of the Sponsoring Employer Stock which may be issued to Members under the Plan upon the exercise of the options granted hereunder shall be, and the Sponsoring Employer shall reserve, four hundred thousand (400,000) shares of Sponsoring Employer Stock. These shares may be either authorized and unissued shares, issued shares held in or acquired for the treasury of the Sponsoring Employer, or shares of common stock reacquired by the Sponsoring Employer upon purchase in the open market or otherwise.

     Section 4.02 In order to participate in this Plan, and be granted options hereunder, an Employee must authorize his Employer to deduct through a payroll deduction an exact number of dollars per month, but not less than $10.00 per month. The maximum deduction shall be 10% of such Employee's normal monthly pay from his Employer as of the Entry Date on which such Employee commences to be a Member. Such authorization shall be in writing and on such forms as provided by the Sponsoring Employer. Such deductions shall begin as of the first pay period on or after the first day of the Plan Year. For all purposes of this Plan, such contributions shall be deemed a part of the Member's Contribution. Employee contributions will not be permitted to begin at any time other than on an Entry Date. No interest shall accrue to Members on any amounts withheld under this Plan.

     The Member's Contribution Rate, once established, shall remain in effect for all Plan Years unless changed by the Member in writing on such forms as provided by the Sponsoring Employer and filed with the Sponsoring Employer at least fifteen (15) days prior to the next Entry Date.

     At any time during the Plan Year, a Member may notify the Sponsoring Employer he wishes to discontinue his contributions. This notice shall be in writing and on such forms as provided by the Sponsoring Employer and shall become effective as of a date not more than (30) days following its receipt by the Sponsoring Employer.

     Members may elect to withdraw their contributions at any time during the Plan Year. However, if contributions are withdrawn during the Plan Year, no further contributions will be permitted during that Plan Year by such withdrawing Member.

     Section 4.03 If the total number of shares to be purchased under option by all Members exceeds the number of shares authorized under this Plan, a pro-rata allocation of the available shares will be made among all Members in the following manner: First, the number of shares that would be purchased by each Member is calculated without regard to the limitation on shares authorized for issuance under the Plan (a "Hypothetical Purchase"). Each Member's share of the available shares is determined by reference to the ratio his or her Hypothetical Purchase to the aggregate of all Members' Hypothetical Purchases.

     Section 4.04 The Issue Price of the Sponsoring Employer Stock under this Plan will be the lesser of (i) 85% of the Closing Market Price on the first business day of the Plan Year on which such stock publicly trades and (ii) 85% of the Closing Market Price on the last business day of the Plan Year on which such stock publicly trades.

     Section 4.05 On each Exercise Date, the Member's Contribution Account shall be used, subject to the limitation on the maximum number of shares for which an option may be granted to a Member with respect to a Plan Year as set forth in Section 4.06, to exercise such Member's option by purchase the maximum number of whole shares of Sponsoring Employer Stock determined by dividing the Issue Price into the Member's Contribution Account. Any money remaining in a Member's Contribution Account may be returned to the Employee if requested. If such return is not requested, the balance (representing amounts which would purchase only fractional shares) will remain in the Contribution Account to be used in the next Plan Year along with new contributions in the new Plan Year. Options granted under this Plan shall be subject to such amendment or modification as the Sponsoring Employer shall deem necessary to comply with any applicable law or regulation, and shall contain such other provisions as the Sponsoring Employer shall from time to time approve and deem necessary.

     Section 4.06 (a) Maximum Number of Shares Subject to an Option Granted Under the Plan. Each Member's rights to acquire shares of Sponsoring Employer Stock under the Plan arise under the terms of an option which is granted, or is deemed granted, under the terms of the Plan, as set forth herein, on the Grant Date, and such other terms as may be set forth on the forms used by the Member to elect to participate in the Plan, which option is then exercised, based on the terms of the Plan and the Member's election to contribute a portion of his salary for such purpose, on the next occurring Exercise Date. Notwithstanding any other provision contained in the Plan, and in addition to any other limitations that may be applicable to options granted under the Plan, the option granted to any Member on a Grant Date shall be exercisable for a maximum number of shares of Sponsoring Employer Stock determined as of such Grant Date. This number of shares is determined by dividing $25,000 by the fair market value of a single share of Sponsoring Employer Stock as of the Grant Date. In the event the resulting number of shares would include a fractional share, the number is rounded down to the nearest whole number.

     (b) Additional Restrictions on Options Granted Under the Plan. In addition to any other limitations on grants of options under the Plan, no Member may receive an option under the Plan if such Member beneficially owns, or would be treated as beneficially owning, immediately after such option is granted, five percent (5%) or more of the total combined voting power or value of all classes of stock of the Sponsoring Employer or of its direct or indirect subsidiary corporations.

     (c) Nontransferability of Options. No Member shall have the right to transfer or otherwise alienate any option granted under this Plan.

     Section 4.07 Actual stock certificates for shares purchased under this Plan shall be issued to a Member within 60 days after the Exercise Date, accompanied by an annual statement regarding any balance in the Member's Contribution Account.

     Section 4.08 Any Employee whose employment with the Employer is terminated for any reason (except death, retirement or long-term disability in accordance with the Employer's long-term disability plan) during the Plan Year shall cease being a Member immediately. The balance of the Member's Contribution Account will be paid to such Member, or his legal representative, as soon as practical after his termination. Any options granted to such Member shall be deemed null and void.

     Section 4.09 If a Member shall die during a Plan Year, no further contributions on behalf of the deceased Member shall be made. The Executor or Administrator of the deceased Member may elect to withdraw the balance in said Member's Contribution Account by notifying the Employer in writing prior to the last day of the Plan Year. In the event no election to withdraw has been made, the balance accumulated in the deceased Member's Contribution Account shall be used to purchase shares of the Sponsoring Employer Stock in accordance with
Section 4.05 hereof.

     Section 4.10 If a Member shall retire or shall become long-term disabled and terminate employment (in accordance with the Employer's long-term disability plan) during a Plan Year, no further contributions on behalf of the retired or disabled Member shall be made. The Member may elect to withdraw the balance in his or her Contribution Account by notifying the Employer in writing prior to the last day of the Plan Year. In the event no election to withdraw has been made, the balance accumulated in the retired or disabled Member's Contribution Account shall be used to purchase shares of the Sponsoring Employer's Stock in accordance with Section 4.05 hereof.

     Section 4.11 If a Member or former Member disposes of a share of Sponsoring Employer Stock obtained under this Plan (i) prior to two (2) years after the Grant Date of such share, or (ii) prior to one (1) year after the Exercise Date of such share, then that Member or former Member must notify the Sponsoring Employer immediately of such disposition in writing.

                                   ARTICLE V

                                 MISCELLANEOUS

     Section 5.01 The Sponsoring Employer or an individual delegated such authority by the Sponsoring Employer or the Committee (as hereafter defined) shall administer the Plan and keep record of individual member benefits. The Sponsoring Employer shall interpret the Plan and shall determine all questions arising in the administration, interpretation and application of the Plan, and all such determinations by the Sponsoring Employer shall be conclusive and binding on all persons.

     Section 5.02 Each Member, former Member, or any other person who shall claim the right or benefit under this Plan, shall be entitled only to look to the Employer for such benefit.

     Section 5.03 The Board of Directors (or a subcommittee of the Board of Directors designated as the administrative committee with respect to the Plan, referred to herein as the "Committee") may at any time or from time to time, amend the Plan in any respect, except that, without approval of the Sponsoring Employer's stockholders, with respect to persons who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") no amendment may (i) increase the number of shares reserved under the Plan other than as provided in Section 5.13 hereof, (ii) reduce the Issue Price per share as defined herein, (iii) make the Plan available to any person who is not an eligible "Employee," (iv) materially increase the benefits accruing to Members, or (v) modify the requirements as to eligibility for participation in this Plan. Notwithstanding anything to the contrary set forth herein, if any provision herein shall be determined at any time to be in violation of Rule 16b-3 under the Exchange Act (or any successor regulation), or to create any unintended tax result, such provision shall, upon such determination, automatically be deemed inoperative, void and of no force and effect as if never set forth herein and may be deleted from this Plan or amended by the Board of Directors or said Committee at any time with prospective or retroactive effect. The Board of Directors may terminate the Plan at any time.

     Section 5.04 The Employer will pay all expenses of administering this Plan that may arise in connection with the Plan.

     Section 5.05 Any rules, regulations, or procedures that may be necessary for the proper administration or functioning of this Plan that are not covered in this Plan shall be promulgated and adopted by the Board of Directors of the Sponsoring Employer or the Committee of the Board of Directors.

     Section 5.06 Any headings or subheadings in this Plan are inserted for convenience of reference only and are to be ignored in the construction of any provisions hereof.

     Section 5.07 This Plan shall be construed in accordance with the laws of the State of Delaware.

     Section 5.08 A misstatement in the age, date of employment or any other such matter, shall be corrected when it becomes known that any such misstatement of fact has occurred.

     Section 5.09 The options granted hereunder are not assignable or transferable by the Members, other than at the time of the death of the Member and by will or the laws of descent and distribution. If a Member attempts any prohibited assignment, transfer or alienation, his or her Employer shall disregard that action. During the lifetime of each Member, the options granted hereunder are only exercisable by such Member.

     Section 5.10 Any interpretations of this Plan shall be made solely by the Sponsoring Employer in order to insure that the options granted hereunder shall not be taxable to a Member until he actually disposes of those shares obtained through the exercise of those options.

     Section 5.11 This Plan will not be deemed to constitute a contract between an Employer and any Member or to be a consideration of an inducement for the employment of any Member or Employee. Nothing contained in this Plan shall be deemed to give any Member or Employee the right to be retained in the service of an Employer or to interfere with the right of an Employer to discharge any member or Employee at any time regardless of the effect which such discharge shall have upon him as a Member of the Plan.

     Section 5.12 No liability whatever shall attach to or be incurred by any past, present or future stockholders, officers, or directors, as such, of the Employer, under or by reason of any of the terms, conditions or agreements contained in this Plan or implied therefrom, and any and all liabilities of and any and all rights and claims against the Employer, or any stockholder, officer or director as such, whether arising at common law or in equity or created by statute or constitution or otherwise, pertaining to this Plan, are hereby expressly waived and released by every Member, as a part of the consideration for any benefits under this Plan. No member of the Board of Directors and no employee of Employer involved in the administration of this Plan shall be personally liable for any mistake of judgment made in good faith, and the Sponsoring Employer shall indemnify and hold harmless such person against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the consent of the Employer) arising out of any act or omission to act in connection with this Plan unless arising out of such person's own fraud or bad faith.

     Section 5.13 The aggregate number of shares of Sponsoring Employer Stock reserved for purchase under the Plan as provided in Section 4.01 hereof and the calculation of the Issue Price; Minimum Issue Price and Maximum Issue Price per share as provided in Section 4.04 hereof shall be appropriately adjusted to reflect any increases or decreases in the number of issued shares of Sponsoring Employer Stock resulting from a subdivision or consolidation or combination of shares or other capital adjustments, or payment of a stock dividend, stock split, stock rights offering, special dividend, or other change or exchange for other securities by reclassification or otherwise, or other such increase or decrease in such shares of Sponsoring Employer Stock.

     Section 5.14 The Sponsoring Employer's obligation to sell and deliver stock under the Plan is at all times subject to all approvals of, or filings with, any governmental authorities required in connection with the authorization, issuance, sale or delivery of such stock.

     Section 5.15 A Member who is a person subject to Section 16 of the Exchange Act (i) is not allowed to sell the shares of Sponsoring Employer Stock purchased hereunder until six months after the Exercise Date related to such shares and (ii) if such Member ceases participation in the Plan, such Member may not participate again for at least six months.

     Section 5.16 Notwithstanding any other provision of this Plan, in order for this Plan to be effective as a Section 423 Plan it must be approved by the stockholders of the Sponsoring Employer within 12 months before or after the Plan is adopted by the Sponsoring Employer's Board of Directors.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL applies to Capstone, and the relevant portion of the DGCL provides as follows:

     145. Indemnification of Officers, Directors, Employees and Agents; Insurance. (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     The Capstone Certificate of Incorporation limits the liability of directors (in their capacity as directors, but not in their capacity as officers) to Capstone or its stockholders to the fullest extent permitted by the DGCL, as amended. Specifically, no director of Capstone will be personally liable to Capstone or its stockholders for monetary damages for breach of the director's fiduciary duty as a director, except as provided in Section 102 of the DGCL for liability: (i) for any breach of the director's duty of loyalty to Capstone or its stockholders; (ii) for acts or omissions not in good faith and which involve intentional misconduct or knowing violation of law; (iii) under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Capstone Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such action, if successful, might otherwise have benefitted Capstone and its stockholders.

     Under the Capstone Certificate of Incorporation and in accordance with
Section 145 of the DGCL, Capstone will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of Capstone) by reason of the fact that such person was or is a director or officer of Capstone, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Capstone, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such acts were unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such an action and then, where the person is adjudged to be liable to Capstone, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court deems proper. Capstone will indemnify, pursuant to the standard enumerated in Section 145 of the DGCL, any past or present officer or director who was or is a party, or is threatened to be made a party, to any threatened, pending or completed derivative action by or in the right of Capstone.

     The Capstone Certificate of Incorporation of Capstone provides that Capstone may pay for the expenses incurred by an indemnified director or officer in defending the proceedings specified above in advance of their final disposition, provided that, if the DGCL so requires, such indemnified person agrees to reimburse Capstone if it is ultimately determined that such person is not entitled to indemnification. The Capstone Certificate of Incorporation also allows Capstone, in its sole discretion, to indemnify any person who is or was one of its employees and agents to the same degree as the foregoing indemnification of directors and officers. To the extent that a director, officer, employee or agent of Capstone has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In addition, Capstone may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Capstone or another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not Capstone would have the power or obligation to indemnify such person against such liability under the provisions of the DGCL. Capstone maintains insurance for the benefit of Capstone's officers and directors insuring such persons against certain liabilities, including civil liabilities under the securities laws. Additionally, Capstone has entered into indemnification agreements with each of the Directors of Capstone, which, among other things, provides that Capstone will indemnify such Directors to the fullest extent permitted by the Capstone Certificate of Incorporation and the DGCL and will advance expenses of defending claims against such Directors.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Reference is made to the exhibit index immediately following the signature page to the Registration Statement.

     (b) The Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

     (c) The following opinions are included in the Joint Proxy
Statement/Prospective as indicated:

Opinion of Merrill Lynch, Pierce, Fenner & Smith, Inc.......  Annex D
Opinion of Stephens Inc.....................................  Annex E
Opinion of Adirondack Capital Advisors, LLC.................  Annex F

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          1. (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          2. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          4. That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

     (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          6. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          7. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became Effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, State of Texas, on the 14th day of October, 1997.


                                          CAPSTONE PHARMACY SERVICES, INC.

                                          By:     /s/ JAMES D. SHELTON
                                            ------------------------------------
                                                      James D. Shelton
                                              Executive Vice President, Chief
                                               Financial Officer and Secretary

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the dates indicated by the following persons in the capacities indicated.


                      SIGNATURE                                     TITLE                      DATE
                      ---------                                     -----                      ----

                /s/ JAMES D. SHELTON                     Executive Vice President,        October 14, 1997
-----------------------------------------------------      Chief Financial Officer
                  James D. Shelton                         and Secretary (Chief
                                                           Accounting Officer)

                          *                              Chairman                         October 14, 1997
-----------------------------------------------------
                   Allan C. Silber

                          *                              Vice Chairman                    October 14, 1997
-----------------------------------------------------
                  Morris A. Perlis

                          *                              Director                         October 14, 1997
-----------------------------------------------------
                 Joseph Furlong, III

                          *                              Director                         October 14, 1997
-----------------------------------------------------
                    John Haronian

                          *                              Director                         October 14, 1997
-----------------------------------------------------
                  Albert Reichmann

                          *                              Director                         October 14, 1997
-----------------------------------------------------
                   Edward Sonshine

                          *                              Director                         October 14, 1997
-----------------------------------------------------
                  Dr. Gail Wilensky

                          *                              Director                         October 14, 1997
-----------------------------------------------------
                  John E. Zuccotti

               * /s/ JAMES D. SHELTON
----------------------------------------------------
                 As attorney-in-fact

                               INDEX OF EXHIBITS

  EXHIBIT
   NUMBER                            DESCRIPTION
  -------                            -----------
    2.1      -- Agreement and Plan of Merger between Beverly and
                Capstone, dated April 15, 1997 (incorporated by reference
                to Annex B to the Joint Proxy Statement/Prospectus).
    2.2      -- Asset Purchase Agreement among Integrated Health
                Services, Inc. ("IHS"), Symphony Pharmacy Services, Inc.,
                various of its subsidiaries ("Symphony") and Capstone,
                dated June 20, 1996 (incorporated by reference to Exhibit
                2 to Capstone's Current Report on Form 8-K dated July 18,
                1996).
    2.3      -- Amendments No. 1 to the Asset Purchase Agreement by and
                between IHS, Symphony and Capstone, dated July 30, 1996.
                (incorporated by reference to Exhibit 2.3 to Capstone's
                Annual Report on Form 10-K for fiscal year ended December
                31, 1996).
    2.4      -- Agreement and Plan of Merger dated January 3, 1997, by
                and among Clinical Care-SNF, Inc., Ron Belville, Capstone
                and Institutional Pharmacy Services, Inc. ("IPS")
                (incorporated by reference to Exhibit 2.1 to Capstone's
                Current Report on Form 8-K dated January 31, 1997).
    2.5      -- Agreement and Plan of Merger dated January 3, 1997, by
                and among Portaro Pharmacies, Inc., Denis Portaro, Sandra
                Portaro, Denis A. and Sandra Lou Portaro Revocable Trust
                of 1992, Capstone and IPS (incorporated by reference to
                Exhibit 2.2 to Form 8-K dated January 31, 1997).
    2.6      -- Asset Purchase Agreement by and between Pharmacare, Inc.
                and IPS, dated March 24, 1997 (incorporated by reference
                to Exhibit 2.9 to Capstone's Annual Report on Form 10-K
                for fiscal year ended December 31, 1996).
    4.1      -- Form of Series B Warrant Certificate (incorporated by
                reference to Exhibit 4.1 to Capstone's Registrant's
                Registration Statement on Form S-3 (Reg. No. 333-03643)).
    4.2      -- Form of Series B Warrant Agreement, dated as of August 7,
                1996, between Capstone and First Union National Bank of
                North Carolina (incorporated by reference to Exhibit 4.2
                to Capstone's Registration Statement on Form S-3 (Reg.
                No. 33-03643)).
    4.4      -- Form of Warrant ($4.50) for Purchase of Common Stock
                (incorporated by reference to Exhibit 4.5 to Capstone's
                Annual Report on Form 10-K for fiscal year ended February
                29, 1995).
    4.5      -- Form of Warrant ($5.50) for Purchase of Common Stock
                (incorporated by reference to Exhibit 4.6 to Capstone's
                Annual Report on Form 10-K for fiscal year ended February
                29, 1995).
    4.6      -- Stock Purchase Agreement, dated December 16, 1994,
                between Capstone and Counsel Corporation (incorporated by
                reference to Exhibit 4.7 to Capstone's Annual Report on
                Form 10-K for fiscal year ended February 29, 1995).
    4.7      -- Warrant to Purchase Shares of Common Stock, dated
                December 16, 1994, for the purchase of 800,000 shares
                (incorporated by reference to Exhibit 4.8 to Capstone's
                Annual Report on Form 10-K for fiscal year ended February
                29, 1995).
    4.8      -- Warrant to Purchase Shares of Common Stock, dated
                December 16, 1994, for the purchase of 1,000,000 shares
                (incorporated by reference to Exhibit 4.9 to Capstone's
                Annual Report on Form 10-K for fiscal year ended February
                29, 1995).
    4.9      -- Warrant to purchase shares of Common Stock dated January
                1, 1996, for the purchase of 75,000 shares. (incorporated
                by reference to Exhibit 4.9 to Capstone's Annual Report
                on Form 10-K for the fiscal year ended December 31, 1996)
    4.10     -- Warrant to purchase shares of Common Stock dated December
                20, 1995 for the purchase of 15,000 shares. (incorporated
                by reference to Exhibit 4.10 to Capstone's Annual Report
                on Form 10-K for the fiscal year ended December 31, 1996)

  EXHIBIT
   NUMBER                                                  DESCRIPTION
------------  ------------------------------------------------------------------------------------------------------
     4.11     -- Form of ACA Investors Warrant ($12.00) for purchase of Common Stock (incorporated by reference to
                 Exhibit 4.11 to Capstone's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
     4.13     -- Form of Certificate of Amendment to Certificate of Incorporation of Capstone (incorporated by reference to Annex G to the Joint Proxy Statement/Prospectus).
     5.1*     -- Opinion of Harwell Howard Hyne Gabbert & Manner P.C.
     8.1      -- Internal Revenue Service Private Letter Ruling dated September 19, 1997.
     8.2      -- Opinion of Caplin & Drysdale, Chartered as to certain tax matters.
    23.1      -- Consent of Arthur Andersen LLP.
    23.2      -- Consent of Ernst & Young LLP.
    23.3      -- Consent of Roth and Company
    23.4      -- Consent of Blackman Kallick Bartelstein, LLP
    23.5      -- Consent of KPMG Peat Marwick LLP
    23.6      -- Consent of Stephens Inc.
    23.7      -- Consent of Merrill Lynch, Pierce, Fenner & Smith, Inc.
    23.8      -- Consent of Adirondack Capital Advisors, LLC
    23.9*     -- Consent of Harwell Howard Hyne Gabbert & Manner, P.C. (contained in Exhibit 5.1).
    23.10     -- Consent of Caplin & Drysdale, Chartered.
    24*       -- Power of Attorney (included on signature page).


---------------

* Previously filed